Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

As confidentially submitted to the Securities and Exchange Commission on September 22, 2017, as Amendment No. 1 to the confidential submission dated July 21, 2017. This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information contained herein remains confidential.

REGISTRATION NO. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LIBERTY LATIN AMERICA LTD.

(Exact name of Registrant as specified in its charter)

Bermuda	4841	[N/A]
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification code number)	(I.R.S. Employer Identification No.)

Clarendon House,

2 Church Street,

Hamilton HM 11, Bermuda

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Bryan H. Hall

President and Secretary

Liberty Latin America Ltd.

c/o Liberty Global plc

Griffin House

161 Hammersmith Road

London W6 8BS

United Kingdom

+44.308.483.6449 or 303.220.6600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Robert W. Murray Jr. Renee L. Wilm Beverly B. Reyes Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112 (212) 408-2500	George Casey Robert Katz Harald Halbhuber Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000	Jeremy Kutner Shearman & Sterling (London) LLP 9 Appold Street London, EC2A 2AP United Kingdom +44.20.7655.5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the proposed transactions described herein have been satisfied or waived, as applicable.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)
Class A common shares, par value $0.01 per share	[●]	$[●]	$[●]	$[●]
Class B common shares, par value $0.01 per share	[●]	$[●]
Class C common shares, par value $0.01 per share	[●]	$[●]

1	The number of shares of the Registrant’s Class A, Class B and Class C common shares, par value $0.01 per share, being registered has been determined based upon the number of shares of the corresponding class of LiLAC Ordinary Shares, nominal value $0.01 per share, of Liberty Global plc (Liberty Global) that were outstanding as of June 30, 2017, or were issuable upon exercise or settlement of options, share appreciation rights and restricted share units as of that date. Registrant proposes to distribute one of its common shares for each share of the same class of Liberty Global’s LiLAC Ordinary Shares outstanding on the record date. The actual number of shares distributed or otherwise offered may be less than the amount stated in the table.
2	Calculated pursuant to Rules 457(a) and 457(c) based on the average of the high and low trading prices of Liberty Global’s LiLAC Class A and Class C Ordinary Shares on the Nasdaq Global Select Market on [●], 2017 (which were $[●] and $[●], respectively) and the last sale reported of Liberty Global’s LiLAC Class B Ordinary Shares on the OTC Markets on [●], 2017 (which was $[●]).
3	Calculated on the basis of $115.90 per million of the proposed maximum aggregate offering price.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Information in this prospectus is not complete and may be changed. We may not sell the securities offered by this prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.

Subject to completion, dated September 22, 2017

PROSPECTUS

Liberty Latin America Ltd.

Clarendon House,

2 Church Street,

Hamilton HM 11, Bermuda

Class A common shares

Class B common shares

Class C common shares

We are Liberty Latin America Ltd. (Splitco, which is also referred to in this prospectus as we, our, us, or the company), an exempted Bermuda company limited by shares. We are currently a direct wholly-owned subsidiary of Liberty Global plc (Liberty Global), the world’s largest international television and broadband company.

Liberty Global’s ordinary shares are currently divided into two classifications, designated the LiLAC Ordinary Shares (Class A, B and C) and the Liberty Global Ordinary Shares (Class A, B and C). The LiLAC Ordinary Shares are intended to reflect or “track” the economic performance of the businesses, assets and liabilities of Liberty Global attributed to the “LiLAC Group”(as further described below, the LiLAC Group). Splitco’s businesses, assets and liabilities will be those currently attributed to the LiLAC Group, which consist largely of Liberty Global’s Latin America and Caribbean businesses. This prospectus is being sent to you in your capacity as a holder of LiLAC Ordinary Shares. Liberty Global has determined to split-off our company by distributing our common shares (the distribution) to the holders of LiLAC Ordinary Shares. Immediately following the distribution, the LiLAC Ordinary Shares will be redesignated as deferred shares (with virtually no economic rights) and those deferred shares will be transferred for no consideration to a third-party designee (such transactions together with the distribution, the Split-Off). Liberty Global intends to ultimately acquire or cancel the deferred shares in connection with and following the Split-Off. Only holders of LiLAC Ordinary Shares will be participating in the Split-Off, and the Split-Off will be effected in accordance with Liberty Global’s articles of association (the Liberty Global articles).

If all conditions to the Split-Off are satisfied or waived by the board of directors of Liberty Global (the Liberty Global board) in its sole discretion, at [●] p.m., New York City time, on [●] (such date and time, the distribution date), then you will receive:

•	one Class A common share, par value $0.01 per share, of Splitco (the Class A common shares), for each whole LiLAC Class A Ordinary Share (LILA) held by you as of [●] p.m., New York City time, on [●] (such date and time, the record date);

•	one Class B common share, par value $0.01 per share, of Splitco (the Class B common shares), for each whole LiLAC Class B Ordinary Share (LILAB) held by you as of the record date; and

•	one Class C common share, par value $0.01 per share, of Splitco (the Class C common shares, and together with the Class A common shares and Class B common shares, the Splitco common shares or our common shares) for each whole LiLAC Class C Ordinary Share, par value $0.01 per share (LILAK, and together with LILA and LILAB, the LiLAC Ordinary Shares), held by you as of the record date.

Following the Split-Off, you will not own any LiLAC Ordinary Shares or any other equity interest in Liberty Global (unless you also hold Liberty Global Ordinary Shares).

Based on the respective number of shares of LILA, LILAB and LILAK outstanding as of [●], 2017, we expect to distribute approximately [●] million Class A common shares, [●] million Class B common shares and [●] million Class C common shares.

No vote of holders of either the Liberty Global Ordinary Shares or the LiLAC Ordinary Shares is required or is being sought to authorize or effectuate the Split-Off, which will take place in accordance with the Liberty Global articles and applicable law. No action is required of you, as a holder of LiLAC Ordinary Shares, to receive your respective Splitco common shares.

There is no current trading market for our common shares. We expect to list our Class A and Class C common shares on the Nasdaq Global Select Market under the symbols “[●]A” and “[●]K,” respectively. Although no assurance can be given, we currently expect that our Class B common shares will be quoted on the OTC Markets under the symbol “[●]B.”

For information regarding the security ownership of certain beneficial owners and management of Splitco, including John C. Malone, who will serve as a director on our board of directors (our board or the Splitco board) and who is expected to beneficially own Splitco common shares representing approximately [●]% of Splitco’s aggregate voting power immediately following the Split-Off, see “Security Ownership of Certain Beneficial Owners and Management.”

In reviewing this prospectus, you should carefully consider the matters described under “Risk Factors” beginning on page 13.

Neither the Securities and Exchange Commission (the SEC) nor any state securities commission has approved or disapproved of these securities or has passed upon the adequacy or accuracy of this prospectus as truthful or complete. Any representation to the contrary is a criminal offense.

We intend to apply for, and expect to receive, consent under the Exchange Control Act 1972 (and its related regulations) from the Bermuda Monetary Authority for the issue and transfer of the Splitco common shares to and between residents and non-residents of Bermuda for exchange control purposes provided any class of the Splitco common shares remain listed on an appointed stock exchange, which includes the Nasdaq Stock Market LLC. In granting such consent, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda accepts any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

The date of this prospectus is [●].

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

i

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

ABOUT THIS PROSPECTUS

This prospectus describes the businesses, assets and liabilities currently attributed to the LiLAC Group, which consist largely of Liberty Global’s Latin America and Caribbean businesses, as though they were Splitco’s for all historical periods described. However, Splitco is a newly formed entity that will not have conducted any operations prior to the Split-Off other than those related to its formation and this offering. Instead, it will have had all of its businesses, assets and liabilities transferred to it by Liberty Global shortly before the Split-Off. References in this prospectus to the historical assets, liabilities, businesses or activities of our businesses or the businesses in which we have interests are intended to refer to the historical assets, liabilities, businesses or activities as they were conducted or held by Liberty Global prior to the Split-Off. Following the Split-Off, we will be a separate publicly traded company and will no longer be part of Liberty Global. In addition, the historical combined financial statements and related notes thereto included in this prospectus present the historical combined financial information of the entities currently attributed to the LiLAC Group, which will comprise Splitco and its subsidiaries (the LatAm Group). After the Split-Off, the LatAm Group will comprise all of the assets, liabilities and businesses of our company. The historical combined financial information included in this prospectus is not necessarily indicative of our future financial position, future results of operations or future cash flows, nor does it reflect what the financial position, results of operations or cash flows of the company would have been had we been operated as a stand-alone company during the periods presented.

You should not assume that the information contained in this prospectus is accurate as of any date other than the date set forth on the cover page of this prospectus. Changes to the information contained herein may occur after that date and we do not undertake any obligation to update the information unless required to do so by law.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

SUMMARY

The following is a summary of material information discussed elsewhere in this prospectus. It is included for convenience only and should not be considered complete. You should carefully review this entire prospectus, including the risk factors and financial information included herein, to better understand the Split-Off, our business and our financial condition. As used in this prospectus, the term “trading day” means any day on which securities may be traded on the Nasdaq Global Select Market.

Liberty Global’s Current Capitalization

Liberty Global’s capitalization includes the LiLAC Ordinary Shares and the Liberty Global Ordinary Shares. Neither of these shares are intended to reflect the performance of Liberty Global as a whole. Rather, the LiLAC Ordinary Shares are intended to reflect or “track” the economic performance of the businesses, assets and liabilities attributed to the LiLAC Group, while the Liberty Global Ordinary Shares are intended to reflect or track the economic performance of all of Liberty Global’s other businesses, assets and liabilities, which are attributed to the “Liberty Global Group” (as further described below, the Liberty Global Group). While the LiLAC Group and the Liberty Global Group have separate collections of businesses, assets and liabilities attributed to them, neither group is a separate legal entity and therefore cannot own assets, issue securities or enter into legally binding agreements. Holders of these shares have no direct claim to the respective group’s assets and are not represented by separate boards of directors. Instead, holders of these shares are shareholders of Liberty Global, with a single board, and are subject to all of the risks and liabilities of Liberty Global.

The table below identifies the principal businesses currently attributed to each of the LiLAC Group and the Liberty Global Group.

LiLAC Group	Liberty Global Group

•  Cable & Wireless Communications Limited (CWC), a telecommunications company with operations in the Caribbean, Latin America and the Seychelles. CWC owns and operates a sub-sea terrestrial network that connects over 40 markets in the region.

•  VTR.com SpA (VTR), a telecommunications company with operations in Chile

•  Liberty Cablevision of Puerto Rico LLC (Liberty Puerto Rico), a telecommunications company with operations in Puerto Rico (60% owned)

•  Virgin Media Inc. (Virgin Media), a telecommunications company with operations in the United Kingdom and Ireland

•  Unitymedia GmBH (Unitymedia), a telecommunications company with operations in Germany

•  Telenet Group Holding N.V. (Telenet), a telecommunications company with operations in Belgium (57.3% owned at June 30, 2017)

•  UPC Holding B.V. (UPC), a telecommunications company with operations in Switzerland, Austria and across five other central and eastern European countries

• VodafoneZiggo Group Holding B.V. (VodafoneZiggo), a telecommunications company with operations in the Netherlands (50% noncontrolling interest)

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The Company

We are currently a direct wholly-owned subsidiary of Liberty Global. Shortly before the Split-Off, Liberty Global will transfer to us all of the businesses, assets and liabilities that it attributes to the LiLAC Group. As of June 30, 2017, such business had cash and cash equivalents of $598.8 million and principal amount of indebtedness of $6,144.7 million. The following discussion assumes the completion of the Split-Off.

We are a leading telecommunications company with operations in Chile, Puerto Rico, the Caribbean and other parts of Latin America.

The communications and entertainment services that we offer to our residential and business customers include video, broadband internet, telephony and mobile services. In most of our operating footprint, we offer a “triple play” of bundled services of digital video, internet and telephony in one subscription. We are also bundling, where available, mobile offerings with the triple play products to offer a “quad play,” or fixed-mobile convergence service. Available fixed service offerings depend on the bandwidth capacity of a particular fixed system and whether it has been upgraded for two-way communications.

Our business products and services also include enterprise-grade connectivity, data center, hosting and managed solutions, as well as IT solutions with customers ranging from small and medium enterprises to international companies and governmental agencies.

We also operate an extensive sub-sea and terrestrial fiber optic cable network that connects over 40 markets in the region, providing connectivity both within and outside our operating footprint.

We are the largest fixed-line provider of high-speed broadband and video services across a number of our markets, including Chile, Puerto Rico, Jamaica, Barbados and Trinidad and Tobago. We also operate the largest telephony network, in terms of fixed-line telephony subscribers, in each of Panama, Jamaica, Barbados, the Bahamas and in almost all of the other Caribbean countries where we provide residential communications services. In addition, we offer mobile services throughout most of our operating footprint. Across CWC’s markets, we are a mobile network operator in Panama and most of our Caribbean markets, including the Bahamas and Jamaica. As a network provider, we are able to offer a full range of voice and data services, including value-added, data-based and fixed-mobile converged services. In Chile, VTR provides mobile services as a mobile virtual network operator (MVNO) and leases a third-party’s radio access network, which permits VTR to offer its mobile services without having to own and operate a cellular radio tower network.

We intend to continue to expand our network coverage through both organic growth and, subject to market conditions, through transactions including acquisitions of other businesses that allow us to leverage and scale our operations and create operational efficiencies.

Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, and we also have business operations at [●]. Our main telephone numbers at those addresses are [441-295-1422] and [(    )             -             ].

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The diagrams below depict, in summary form, the basic organizational structure of Splitco and Liberty Global immediately before and after the Split-Off.

*	The operations of CWC are provided through various consolidated subsidiaries, including the following subsidiaries where we own less than 100%: Cable & Wireless Panama, SA (CWC Panama) (a 49.0%-owned entity that owns most of our operations in Panama); the Bahamas Telecommunications Company Limited (CWC BTC) (a 49.0%-owned entity that owns all of our operations in the Bahamas); and Cable & Wireless Jamaica Limited (CWC Jamaica) (an 82.0%-owned entity that owns the majority of our operations in Jamaica). Prior to September 1, 2017, CWC indirectly owned 81.1% of Cable & Wireless Barbados Limited (CWC Barbados) (which conducts part of our operations in Barbados). Effective as of September 1, 2017, a subsidiary of CWC completed the acquisition of the remaining 18.9% of CWC Barbados not already indirectly owned by CWC, such that CWC Barbados is now 100% indirectly owned by CWC.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

**	The deferred shares will be transferred to a third-party designee. These shares will have no voting power and virtually no economic interest in Liberty Global. Liberty Global intends to ultimately acquire or cancel the deferred shares in connection with and following the Split-Off.

The Split-Off

The following is a brief summary of the terms of the Split-Off. See “The Split-Off” for a more detailed discussion of the matters described below. We encourage you to read this entire prospectus carefully.

Q:	What is the Split-Off?

A:	In the Split-Off, (i) Liberty Global will distribute to the holders of its LiLAC Ordinary Shares the Splitco common shares and (ii) immediately following the distribution, the LiLAC Ordinary Shares will be redesignated as deferred shares (with virtually no economic rights) and those deferred shares will be transferred for no consideration to a third-party designee, in each case, in accordance with the Liberty Global articles and applicable law. Holders of Liberty Global Ordinary Shares will not participate in the Split-Off. Following the Split-Off, we will be a separate company from Liberty Global and no longer part of Liberty Global. You, as a former holder of LiLAC Ordinary Shares, will not have any ownership interest in Liberty Global by virtue of your current ownership of LiLAC Ordinary Shares. You are not required to pay any consideration or take any other action to receive Splitco common shares in the Split-Off.

Q:	Can Liberty Global decide not to complete the Split-Off?

A:	Yes. Liberty Global’s board has reserved the right, in its sole discretion, to amend, modify or abandon the Split-Off and related transactions at any time prior to the distribution date, regardless of whether the conditions to the Split-Off have been satisfied. In addition, the Split-Off is subject to the satisfaction of certain conditions, some of which may be waived by the Liberty Global board in its sole discretion. See “The Split-Off—Conditions to the Split-Off.” In the event the Liberty Global board amends, modifies or abandons the Split-Off, Liberty Global intends to promptly issue a press release and file a Current Report on Form 8-K to report such event.

Q:	What will I receive in the Split-Off?

A:	Holders of LiLAC Ordinary Shares will receive a distribution of one share of the same class of common shares of our company for each LiLAC Ordinary Share held by them on the record date and distribution date. Thus, no fractional common shares of our company will be issued pursuant to the distribution.

Q:	What will happen to my LiLAC Ordinary Shares in the Split-Off?

A:	On the distribution date, the LiLAC Ordinary Shares will be redesignated as “deferred shares” (with virtually no economic rights), and such deferred shares will be transferred for no consideration to a third-party designee immediately following the distribution, in each case, in accordance with the Liberty Global articles and applicable law. The LiLAC Ordinary Shares will stop trading after market close on the distribution date and be delisted, and the Splitco common shares will begin regular way trading on the first trading day following the distribution date.

Q:	What are deferred shares?

A:

Deferred shares are a type of share permitted by English law that have been used by English companies (such as Liberty Global) to manage their capital structure and eliminate virtually all rights for classes of

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 shares that no longer represent a true economic interest in the relevant company but that need to remain outstanding in order to comply with English legal rules relating to the maintenance of share capital. The Liberty Global articles authorize its board to redesignate LiLAC Ordinary Shares as deferred shares in certain limited circumstances, which include the Split-Off. Deferred shares confer virtually no economic interest in Liberty Global, have no right to vote, no right to payment of a dividend or other distribution and a very limited right to capital on a winding up of Liberty Global. The Liberty Global articles further authorize its board to have all deferred shares transferred to any person that the Liberty Global board may determine for zero consideration or for an aggregate consideration of not more than one cent. The Liberty Global board has determined to have all deferred shares created in connection with the Split-Off transferred for no consideration to a third-party designee.

Q:	How will the Split-Off affect trading in the LiLAC Ordinary Shares?

A:	We expect that trading in the LiLAC Ordinary Shares will end on the distribution date after the market has closed, that regular way trading in Splitco common shares will commence on the first trading day following the distribution date, and that trades in LiLAC Ordinary Shares that have not yet settled on the distribution date will settle in Splitco common shares following the distribution date, as discussed in more detail below.

It is expected that the “ex-dividend” date for the Split-Off will be the first trading date following the distribution date, LiLAC Ordinary Shares will continue to trade on the Nasdaq Global Select Market in the regular way until the close of business on the distribution date. During this time, shares of LILA, LILAB and LILAK will trade with an entitlement to receive shares of the same series of Splitco common shares distributable in the Split-Off. Therefore, even if you are a holder of shares of LILA, LILAB and LILAK on the record date, you will be entitled to receive the Splitco common shares issuable in respect of those shares only if you also hold them on the distribution date. If you are a holder of shares of LILA, LILAB or LILAK on the record date but sell them between the record date and the distribution date, you will not be entitled to receive the shares of Splitco common shares issuable in respect of those shares sold. On the first day of trading following the distribution date, shares of our Class A common shares and our Class C common shares will begin trading under the symbols “[●]A” and “[●]K,” respectively. Although no assurance can be given, we currently expect that our Class B common shares will be quoted on the OTC Markets under the symbol “[●]B.” For further details, see “The Split-Off—Trading Prior to the Distribution Date.”

Q:	Will the Splitco common shares be different from LiLAC Ordinary Shares?

A:	The Splitco common shares will be substantially different from the LiLAC Ordinary Shares because:

•	they will represent all of the equity capital in Splitco, rather than a group of assets and liabilities within a larger corporate entity;

•	they will be shares in Splitco rather than Liberty Global;

•	Splitco will be a Bermuda company rather than an English company; and

•	there will be certain differences between the organizational documents of Splitco and Liberty Global. See “Comparison of Rights of Holders of LiLAC Ordinary Shares and Holders of Splitco Common Shares” for more information.

Q:	In what significant ways does Bermuda law applicable to Splitco’s shareholders differ from the laws in effect in England and Wales that are applicable to Liberty Global’s shareholders?

A:	We are incorporated and organized under the laws of Bermuda. As a result, our corporate affairs are governed by the Bermuda Companies Act 1981, as amended (the Bermuda Companies Act), which differs

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 in some material respects from laws typically applicable to U.K. public companies and shareholders. Bermuda law permits a company to specify thresholds for shareholder approval different from those applicable by default, either generally or for specific corporate actions. Our bye-laws prescribe a shareholder approval threshold that is higher than the default of a simple majority of votes cast at a quorate general meeting of shareholders for certain corporate actions. With respect to a Bermuda company’s directors, there is no requirement for shareholder approval for transactions between directors and companies or their subsidiaries of which they are directors (except in the case of loans, guarantees or the provision of security by a company to its directors or certain connected persons in their personal capacity), in contrast to the U.K. In addition, the rights of our shareholders and the fiduciary responsibilities of our directors under Bermuda law are not as clearly established as under statutes or judicial precedent in existence in England and Wales, where directors’ duties are codified under the U.K. Companies Act. Therefore, our shareholders may have more difficulty protecting their interests than would shareholders of a public company incorporated in England and Wales.

Q:	Are there any conflicts of interest that I should be aware of in connection with the Split-Off?

A:	Certain current directors of Liberty Global will also serve as directors of the company immediately following the Split-Off. Additionally, the chief executive officer of Liberty Global will serve as the company’s executive chairman. The company’s directors (including the executive chairman) have fiduciary duties to Splitco. Likewise, any such persons who serve in similar capacities at Liberty Global or any other public corporation have fiduciary duties to that corporation or to that corporation’s shareholders. As a result, there may be the potential for a conflict of interest when the company or Liberty Global pursues acquisitions and other corporate opportunities that may be suitable for each of them. In addition, certain of our directors and executive officers will have financial interests in Liberty Global as a result of their ownership of Liberty Global Ordinary Shares and equity awards. As a result of these multiple fiduciary duties and financial interests, these directors and executive officers may have conflicts of interest or the appearance of conflicts of interest with respect to matters involving or affecting more than one of the companies to which they owe fiduciary duties or in which they have financial interests.

Our bye-laws provide that, to the fullest extent permitted by applicable law, we have waived and renounced on behalf of ourself and our subsidiaries any breach of a fiduciary duty by each of our directors by reason of the fact that such person directs a corporate opportunity to another person or entity (such as Liberty Global) instead of the company, or does not refer or communicate information regarding such corporate opportunity to the company, unless such opportunity was expressly offered to such person solely in his or her capacity as a director of the company and such opportunity relates to a line of business in which we or any of our subsidiaries are then directly engaged. The waiver given to our directors in respect of the diversion of corporate opportunities does not amount to a general authorization to our directors to subordinate Splitco’s interests to their personal interests. Our directors will continue to be bound by their common law and statutory duties under the Bermuda Companies Act to act honestly and in good faith with a view to the best interests of Splitco and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Furthermore, our bye-laws contain a general waiver by shareholders for any claim or right of action a shareholder might have (whether individually or by or in the right of the company) against any director or officer of the company, arising from any action or inaction by such director or officer in the performance of their duties for us or any of our subsidiaries (but excluding any matter involving fraud or dishonesty). This general waiver does not eliminate directors’ or officers’ fiduciary duties to Splitco under Bermuda law, it merely prohibits actions from being taken by shareholders against directors or officers in the event of a breach of such duties, unless the breach involves fraud or dishonesty. See “Risk Factors—Factors Relating to the Split-Off—Certain of the company’s directors and

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 an executive officer overlap with Liberty Global, and certain directors and officers have financial interests in the Liberty Global Group, which may lead to conflicting interests.”

Q:	How will each class of the Splitco common shares be different from the other classes?

A:	Each class of Splitco common shares is identical to the other classes in all respects, except that:

•	each Class A common share entitles its holder to one vote per share, each Class B common share entitles its holder to ten votes per share, and each Class C common share does not entitle its holder to any voting rights, except as required by applicable law (in which case, the holder is entitled to 1/100 of a vote per share); and

•	each Class B common share is convertible, at any time at the option of the holder, into one Class A common share. Class A common shares and Class C common shares are not convertible into any other class of Splitco common shares.

For more information, see “Description of Our Share Capital.”

Q:	Will I continue to be a shareholder of Liberty Global by virtue of my LiLAC Ordinary Shares?

A:	No. Immediately following the Split-Off, former holders of LiLAC Ordinary Shares will retain only the Splitco common shares distributed in the Split-Off. You will not own any LiLAC Ordinary Shares or any other interest in Liberty Global following the Split-Off by virtue of your current ownership of LiLAC Ordinary Shares. If you hold Liberty Global Ordinary Shares, which currently track the economic performance of all of Liberty Global’s other businesses, assets and liabilities that are not attributed to the LiLAC Group, then you will continue to hold those shares following the Split-Off.

Q:	If I own Liberty Global Ordinary Shares, will they change in any manner as a result of the Split-Off?

A:	The rights attaching to the Liberty Global Ordinary Shares will not change. However, following the Split-Off, these shares will functionally cease to constitute tracking stock and will reflect the economic performance of Liberty Global as a whole, which will exclude the businesses, assets and liabilities transferred to Splitco prior to the Split-Off. At the first annual general meeting of shareholders following the completion of the Split-Off, Liberty Global intends to seek shareholder approval to amend the Liberty Global articles to remove the tracking stock provisions.

Q:	What will happen to the listing of Liberty Global Ordinary Shares after the Split-Off?

A:	The Liberty Global Ordinary Shares will continue to trade on the Nasdaq Global Select Market following the Split-Off.

Q:	Is the completion of the Split-Off subject to any conditions?

A:	The completion of the Split-Off and related transactions is subject to the satisfaction (as determined by the Liberty Global board in its sole discretion) of the following conditions:

•	Liberty Global’s board, or in the case of determining the record date, a committee thereof, having taken all necessary corporate action to establish the record date in order to effect the distribution in accordance with the Liberty Global articles and English law;

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

•	Liberty Global’s receipt of the opinion of Shearman & Sterling LLP to the effect that, subject to the limitations and qualifications set forth in such opinion, the Split-Off should qualify for shareholder non-recognition treatment under Section 355 of the Internal Revenue Code of 1986, as amended (the Code), and related provisions with the result that, for U.S. federal income tax purposes, no gain or loss should be recognized by, and no amount should be included in the income of, holders of LiLAC Ordinary Shares upon the receipt of Splitco common shares in the Split-Off;

•	the effectiveness under the Securities Act of 1933, as amended (the Securities Act), of the Registration Statement on Form S-1 (the Splitco Registration Statement), of which this prospectus forms a part, and the effectiveness of the registration of the Splitco common shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the Exchange Act);

•	the approval of the Nasdaq Stock Market LLC (Nasdaq) for the listing of our Class A and Class C common shares; and

•	any material regulatory or contractual consents or approvals that the Liberty Global board determines to obtain (in its sole discretion) shall have been obtained.

All of the conditions are non-waivable, except that the Liberty Global board may, in its sole discretion, waive the condition set forth in the last bullet regarding consents or approvals. See “The Split-Off—Conditions to the Split-Off.”

Q:	What is being distributed in the Split-Off?

A:	Approximately [●] of our Class A common shares, [●] of our Class B common shares and [●] of our Class C common shares will be distributed in the Split-Off, based on the number of shares of LILA, LILAB and LILAK outstanding on [●]. The Splitco common shares to be distributed by Liberty Global will constitute all the issued and outstanding Splitco common shares immediately after the Split-Off. The exact number of shares to be distributed in the Split-Off will not be known until the record date.

Q:	When will the Split-Off be effective?

A:	Liberty Global intends to effect the Split-Off at [●] p.m., New York City time, on [●]. At such time, holders of LiLAC Ordinary Shares as of the record date will receive their respective Splitco common shares. Following the record date and prior to the distribution date, Liberty Global will cause 100% of our common shares to be placed in a reserve account with Computer Share Trust Company, N.A. (Computershare), as distribution agent for the Split-Off, with instructions to distribute such shares on the distribution date.

Q:	Who will bear the costs of the Split-Off?

A:	Costs associated with the Split-Off will be borne by us and are expected to be approximately $[●] million. See “The Split-Off—Amount and Source of Funds and Financing of the Split-Off; Expenses.”

Q:	What will the relationship be between Splitco and Liberty Global after the Split-Off?

A:

Following the Split-Off, Splitco and Liberty Global will operate independently, and Splitco will no longer be part of Liberty Global. In connection with the Split-Off, however, we and Liberty Global (or certain of its

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 subsidiaries) are entering into certain agreements in order to govern the ongoing relationships between the company and Liberty Global after the Split-Off and to provide for an orderly transition. Such agreements will include:

•	a reorganization agreement (the reorganization agreement) that will provide for, among other things, the principal corporate transactions (including the internal restructuring) required to effect the Split-Off, certain conditions to the Split-Off and provisions governing the relationship between us and Liberty Global with respect to and resulting from the Split-Off;

•	a tax sharing agreement (the tax sharing agreement) that governs Liberty Global’s and our respective rights, responsibilities and obligations with respect to taxes and tax benefits, the filing of tax returns, the control of audits and other tax matters;

•	a services agreement (the services agreement) pursuant to which, for up to two years following the Split-Off, with the option to renew for one or more one-year periods, Liberty Global will provide us with specified services, including certain management services, other services typically performed by Liberty Global’s legal, investor relations, tax, accounting, procurement and finance departments and such other services as Liberty Global may obtain from its officers, employees and consultants in the management of its own operations that we may from time to time request or require; and

•	a facilities sharing agreement (the facilities sharing agreement) pursuant to which, for up to three years following the Split-Off, we will share office facilities with Liberty Global in Denver, Colorado.

Q:	What are the reasons for the Split-Off?

A:	In 2015, Liberty Global recapitalized its shares into tracking shares intended to reflect or “track” the economic performance of the Liberty Global Group and the LiLAC Group (the LiLAC Transaction), primarily for the purpose of creating greater transparency principally for the assets and liabilities attributed to the LiLAC Group. See “The Split-Off—Background of the Split-Off.” However, Liberty Global believes that the public markets continue to apply a meaningful trading discount to the LiLAC Ordinary Shares relative to the underlying value of the businesses and assets attributed to the LiLAC Group. Liberty Global believes that the Split-Off should reduce or eliminate this trading discount, thereby resulting in a higher aggregate trading value for our common shares as compared to the trading value of LiLAC Ordinary Shares in the absence of the Split-Off. The asset-backed nature of our shares is expected to provide greater transparency for investors with respect to our business operations, which should result in greater focus and attention by the investment community on these businesses. In addition, Liberty Global believes that the Split-Off will better allow our management to make business and operational decisions solely in the best interests of our businesses and to allocate capital and corporate resources solely for the purpose of achieving our strategic priorities. The Split-Off is also expected to enhance our ability to issue equity for strategic acquisitions and business combinations by creating a more efficiently priced equity security and enable us to more effectively tailor equity incentives for our management and employees with less dilution to public shareholders. No assurance can be given, however, that the trading discount to the LiLAC Ordinary Shares will in fact be reduced or eliminated or that any investment, acquisition or other strategic opportunities will become available following the Split-Off on terms and conditions that Splitco finds at all favorable.

For a discussion of additional reasons, factors, costs and risks associated with the Split-Off considered by the Liberty Global board, see “The Split-Off—Reasons for the Split-Off.”

Q:	What do I have to do to participate in the Split-Off?

A:	Nothing. Holders of LiLAC Ordinary Shares on the distribution date for the Split-Off are not required to pay any cash or deliver any other consideration to receive the Splitco common shares distributable to them in the Split-Off.

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However, if you own LiLAC Ordinary Shares and sell those shares prior to the distribution date, so that you are not the registered holder of such shares on the distribution date, you will also be selling your right to the Splitco common shares that would have been distributed to you in the distribution with respect to the LiLAC Ordinary Shares you sell. If you are a holder of LiLAC Ordinary Shares on the record date, you will be entitled to receive the Splitco common shares issuable in respect of those shares only if you hold them on both the record date and the distribution date. See “The Split-Off—Trading Prior to the Distribution Date.”

Q:	May I opt out of the Split-Off and retain my LiLAC Ordinary Shares?

A:	No. All holders of LiLAC Ordinary Shares on the distribution date will participate in, and will not be able to opt out of, the Split-Off. On the distribution date, the LiLAC Ordinary Shares will be redesignated as deferred shares, and such deferred shares will be transferred for no consideration to a third-party designee immediately following the distribution, in each case, in accordance with the Liberty Global articles and applicable law.

Q:	Will I receive physical certificates representing Splitco common shares following the distribution?

A:	No. In the distribution, no physical certificates representing Splitco common shares will be delivered to shareholders. Instead, Liberty Global, with the assistance of Computershare, the distribution agent, will electronically distribute Splitco common shares in book-entry form to you or your bank or brokerage firm on your behalf. If you are a registered holder of any LiLAC Ordinary Shares on the record date and the distribution date, Computershare will mail you a book-entry account statement that reflects your Splitco common shares. If you are a beneficial owner of LiLAC Ordinary Shares (but not a registered holder) on the record date and the distribution date, your bank or brokerage firm will credit your account with the Splitco common shares that you are entitled to receive.

Q:	What are the material U.K. tax consequences of the Split-Off?

A:	The distribution of Splitco common shares to a U.K. holder of LiLAC Ordinary Shares pursuant to the Split-Off will be taxed as a dividend for U.K. tax purposes in the hands of that holder. The distribution will be subject to U.K. income tax in the hands of U.K. individual holders, the applicable rate and availability of an annual tax-free dividend allowance will depend on the holder’s particular circumstances. On the basis that such a distribution would normally be expected to fall within an exempt class and meet certain other conditions, a U.K. corporate holder will not normally be liable for U.K. corporation tax on the distribution income.

For more information regarding the potential U.K. tax consequences of the Split-Off to you, see “The Split-Off—Material U.K. Tax Consequences of the Split-Off” and “Risk Factors—Factors Relating to the Split-Off—The Split-Off could result in tax liability to holders of LiLAC Ordinary Shares.” U.K. holders of LiLAC Ordinary Shares are urged to consult their own tax advisors as to the U.K. tax treatment of the Split-Off in light of their particular situation.

Q:	What are the material U.S. federal income tax consequences of the Split-Off?

A:

The Split-Off is conditioned upon the receipt by Liberty Global of the opinion of Shearman & Sterling LLP, in form and substance reasonably acceptable to Liberty Global, to the effect that, subject to the limitations and qualifications set forth in such opinion, the Split-Off should qualify for shareholder non-recognition treatment under Section 355 of the Code and related provisions with the result that, for U.S. federal income

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 tax purposes, no gain or loss should be recognized by, and no amount should be included in the income of, holders of LiLAC Ordinary Shares upon the receipt of Splitco common shares in the Split-Off. The receipt of the opinion may not be waived by the Liberty Global board.

For more information regarding the opinion of Shearman & Sterling LLP and the potential U.S. federal income tax consequences of the Split-Off to you, see “The Split-Off—Material U.S. Federal Income Tax Consequences of the Split-Off” and “Risk Factors—Factors Relating to the Split-Off—The Split-Off could result in tax liability to holders of LiLAC Ordinary Shares.” U.S. holders of LiLAC Ordinary Shares are urged to consult their own tax advisors as to the U.S. federal income tax consequences of the Split-Off in light of their particular situation.

Q:	Does Splitco intend to pay cash dividends?

A:	No. We currently intend to retain future earnings, if any, to finance the expansion of our businesses. As a result, we do not expect to pay any cash dividends in the foreseeable future. All decisions regarding the payment of cash dividends by the company will be made by our board, from time to time, in accordance with applicable law.

Q:	Where will Splitco common shares trade?

A:	Currently, there is no public market for our common shares. Subject to the consummation of the Split-Off, we expect to list our Class A and Class C common shares on the Nasdaq Global Select Market under the symbols “[●]A” and “[●]K,” respectively. Further, although no assurance can be given, we currently expect that our Class B common shares will be quoted on the OTC Markets under the symbol “[●]B.”

We expect that our common shares will begin regular way trading on the first trading day following the distribution date. We cannot predict the trading prices for our common shares when such trading begins.

Q:	What costs and risks were considered by the Liberty Global board in determining whether to effect the Split-Off?

A:	Liberty Global’s board considered a number of costs and risks associated with the Split-Off, including:

•	After the Split-Off, the trading value of Splitco common shares may be lower than the trading value of the LiLAC Ordinary Shares prior to the Split-Off and the Splitco common share price may be more volatile;

•	The risk of being unable to achieve the benefits expected from the Split-Off;

•	The loss of synergies from operating as one company;

•	The potential disruption to the businesses of the company and Liberty Global;

•	The substantial costs of effecting the Split-Off and of continued compliance with legal and other requirements applicable to two separate public reporting companies; and

•	The potential tax liabilities that could arise from the Split-Off.

Liberty Global’s board concluded that the potential benefits of the Split-Off outweighed its potential costs. See “The Split-Off—Reasons for the Split-Off” for more information regarding the costs and risks associated with the Split-Off.

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Q:	Will I have appraisal rights in connection with the Split-Off?

A:	No. Holders of LiLAC Ordinary Shares are not entitled to appraisal rights in connection with the Split-Off.

Q:	Who is the transfer agent for Splitco’s common shares?

A:	Computershare Trust Company, N.A., 250 Royall Street, Canton, MA 02021, telephone: (866) 367-6355.

Q:	Who is the distribution agent for the Split-Off?

A:	Computershare Trust Company, N.A., 250 Royall Street, Canton, MA 02021, telephone: (866) 367-6355.

Q:	Who can I contact for more information?

A:	If you have questions relating to the mechanics of the distribution, you should contact the distribution agent. Before the Split-Off, if you have questions relating to the Split-Off, you should contact the office of Investor Relations of Liberty Global, 1550 Wewatta Street, Suite 1000, Denver, Colorado 80202, telephone: (303) 220-6600.

If you have questions relating to Splitco following the Split-Off, you should contact the office of Investor Relations of Liberty Global at 1550 Wewatta Street, Suite 1000, Denver, Colorado 80202, telephone: (303) 220-6600.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

RISK FACTORS

An investment in our common shares involves risks. You should consider carefully the risks described below together with all of the other information included in this prospectus in evaluating the company and our common shares. Any of the following risks, if realized, could have a material adverse effect on the value of our common shares. The risks described below and elsewhere in this prospectus are not the only ones that relate to our businesses or the Split-Off. The risks described below are considered to be the most material. However, there may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that also could have material adverse effects on our businesses. If any of the events below were to occur, our businesses, prospects, financial condition, results of operations and/or cash flows could be materially adversely affected.

For purposes of these risk factors, unless the context otherwise indicates, we have assumed that the Split-Off has occurred.

Factors Relating to Our Corporate History and Structure

The combined financial information of the LatAm Group included in this prospectus is not necessarily representative of Splitco’s future financial position, future results of operations or future cash flows nor does it reflect what Splitco’s financial position, results of operations or cash flows would have been as a stand-alone company during the periods presented.

Because the historical combined financial information included in this prospectus reflects the historical results of the LatAm Group, as conducted by Liberty Global prior to the Split-Off, it is not necessarily representative of Splitco’s future financial position, future results of operations or future cash flows, nor does it necessarily reflect what Splitco’s financial position, results of operations or cash flows would have been as a stand-alone company, pursuing independent strategies, during the periods presented.

We are a holding company, and we could be unable in the future to obtain cash in amounts sufficient to service our financial obligations or meet our other commitments.

Our ability to meet our financial obligations at the parent company level depends upon our ability to access cash. As a holding company, our sources of cash are limited to our available cash balances, net cash from the operating activities of our wholly-owned subsidiaries that are available to us, any cash dividends and cash interest we may receive from our other subsidiaries and cash proceeds from any asset sales we may undertake in the future. The ability of our operating subsidiaries to pay cash dividends or to make other cash payments or advances to us depends on their individual operating results and any statutory, regulatory or contractual restrictions to which they may be or may become subject.

We have no operating history as a separate company upon which you can evaluate our performance.

We do not have an operating history as a separate public company. Accordingly, there can be no assurance that our business strategy will be successful on a long-term basis. We may not be able to grow our businesses as planned and may not be profitable.

We have not performed an evaluation of our internal control over financial reporting.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. As we are a new company, we are currently in the process of reviewing, documenting and testing our internal control over financial reporting. We have not performed an evaluation of our internal control

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 over financial reporting, such as required by Section 404 of the Sarbanes-Oxley Act of 2002, nor have we engaged an independent registered public accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date or for any period reported in our financial statements.

Factors Relating to Our Businesses

Factors Relating to Competition and Technology

We operate in increasingly competitive markets, and there is a risk that we will not be able to effectively compete with other service providers.

The markets for cable television, broadband internet, telephony and mobile services are highly competitive. In the provision of video services, we face competition from free-to-air (FTA) and digital terrestrial television (DTT) broadcasters, video provided via satellite platforms (DTH), networks using digital subscriber line (DSL), very high-speed DSL (VDSL) or vectoring technology, Multi-channel Multipoint Distribution System (MMDS) operators, fiber-to-the-home/-cabinet/-building/-node (FTTx) networks, over-the-top (OTT) video content aggregators, and, in some countries where parts of our systems are overbuilt. Our operating businesses are facing increasing competition from video services provided by, or over the networks of, other telecommunications operators and service providers. As the availability and speed of broadband internet increases, we also face competition from OTT providers, including telephony providers such as WhatsApp, utilizing our or our competitors’ high-speed internet connections. Some of these content providers offer services without charging a fee, which erodes relationships with customers and leads to a downward pressure on prices and returns for telecommunication services providers. In the provision of telephony and broadband internet services, we are experiencing increasing competition from other telecommunications operators and other service providers in each country in which we operate, as well as mobile providers of voice and data. Many of the other operators offer double-play, triple-play and quadruple-play bundles of services. In many countries, we also compete with other facilities-based operators and wireless providers. Developments in wireless technologies, such as LTE (the next generation of ultra-high-speed mobile data) and WiFi, are creating additional competitive challenges.

In almost all cases, our licenses are not exclusive. As a result, our competitors have similar licenses and have and may continue to build systems and provide services in areas in which we hold licenses. In the case of cable and broadband-enabled services, the existence of more than one cable system operating in the same territory is referred to as an “overbuild.” Overbuilds could increase competition or create competition where none existed previously, either of which could adversely affect our growth, financial condition and results of operations.

In some of our markets, national and local government agencies may seek to become involved, either directly or indirectly, in the establishment of FTTx networks, DTT systems or other communications systems. We intend to pursue available options to restrict such involvement or to ensure that such involvement is on commercially reasonable terms. There can be no assurance, however, that we will be successful in these pursuits. As a result, we may face competition from entities not requiring a normal commercial return on their investments. In addition, we may face more vigorous competition than would have been the case if there were no such government involvement.

We expect the level and intensity of competition to continue to increase from both existing competitors and new market entrants as a result of changes in the regulatory framework of the industries in which we operate, advances in technology, the influx of new market entrants and strategic alliances and cooperative relationships among industry participants. Increased competition could result in increased customer churn, reductions of customer acquisition rates for some products and services and significant price and promotional competition. In combination with difficult economic environments, these competitive pressures could adversely impact our business, results of operations and cash flows.

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Changes in technology may limit the competitiveness of and demand for our services.

Technology in the video, telecommunications and data services industries is changing rapidly, including advances in current technologies and the emergence of new technologies. New technologies, products and services may impact consumer behavior and therefore demand for our products and services. Our ability to anticipate changes in technology and consumer tastes and to develop and introduce new and enhanced products and services on a timely basis will affect our ability to continue to grow, increase our revenue and number of customers and remain competitive. New products and services, once marketed, may not meet consumer expectations or demand, can be subject to delays in development and may fail to operate as intended. A lack of market acceptance of new products and services that we may offer, or the development of significant competitive products or services by others, could have a material adverse impact on our results of operations and cash flows.

Our significant property and equipment additions may not generate a positive return.

Significant additions to our property and equipment are, or in the future may be, required to add customers to our networks and to upgrade or expand our broadband communications networks and upgrade customer premises equipment to enhance our service offerings and improve the customer experience. Additions to our property and equipment, which are currently underway, including in connection with network extensions (as described below in “Description of Our Business—Products and Services—Residential Services—Internet Services), require significant capital expenditures for equipment and associated labor costs to build out and/or upgrade our networks as well as for related customer premises equipment. Additionally, significant competition, the introduction of new technologies, the expansion of existing technologies, such as FTTx and advanced DSL technologies, or adverse regulatory developments could cause us to decide to undertake previously unplanned upgrades of our networks and customer premises equipment in the impacted markets. No assurance can be given that any upgrades or extensions of our network will increase penetration rates, increase average monthly subscription revenue per average cable revenue generating unit (RGU) or mobile subscriber, as applicable, or otherwise generate positive returns as anticipated, or that we will have adequate capital available to finance such upgrades or extensions. Additionally, costs related to our network extensions and property and equipment additions could end up being greater than originally anticipated or planned. If this is the case, we may require additional financing sooner than anticipated or we may have to delay or abandon some or all of our development and expansion plans or otherwise forego market opportunities. Additional financing may not be available on favorable terms, if at all, and our ability to incur additional debt will be limited by our debt agreements. If we are unable to, or elect not to, pay for costs associated with adding new customers, expanding, extending or upgrading our networks or making our other planned or unplanned additions to our property and equipment, or are delayed in making such investments, our growth could be limited and our competitive position could be harmed.

We depend almost exclusively on our relationships with third-party programming providers and broadcasters for programming content, and a failure to acquire a wide selection of popular programming on acceptable terms could adversely affect our business.

The success of our video subscription business depends, in large part, on our ability to provide a wide selection of popular programming to our subscribers. We generally do not produce our own content and we depend on our agreements, relationships and cooperation with public and private broadcasters and collective rights associations to obtain such content. If we fail to obtain a diverse array of popular programming for our pay television services, including a sufficient selection of high definition (HD) channels as well as non-linear content (such as a selection of attractive video-on-demand (VoD) content and rights for ancillary services such as digital video recorders (DVRs) and catch up or ‘Replay’ services), on satisfactory terms, we may not be able to offer a compelling video product to our customers at a price they are willing to pay. Additionally, we are frequently negotiating and renegotiating programming agreements and our annual costs for programming can vary. There can be no assurance that we will be able to renegotiate or renew the terms of our programming agreements on

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acceptable terms or at all. We expect that programming and copyright costs will continue to rise in future periods as a result of (i) higher costs associated with the expansion of our digital video content, including rights associated with ancillary product offerings and rights that provide for the broadcast of live sporting events, (ii) rate increases and (iii) growth in the number of our enhanced video subscribers.

If we are unable to obtain or retain attractively priced competitive content, demand for our existing and future television services could decrease, thereby limiting our ability to attract new customers, maintain existing customers and/or migrate customers from lower tier programming to higher tier programming, thereby inhibiting our ability to execute our business plans. Furthermore, we may be placed at a competitive disadvantage if certain of our competitors obtain exclusive programming rights, particularly with respect to popular sports and movie programming, and as certain entrants in the OTT market increasingly produce their own exclusive content.

We depend on third-party suppliers and licensors to supply necessary equipment, software and certain services required for our businesses.

We rely on third-party vendors for the equipment (including customer premises equipment and mobile handsets), software and services that we require in order to provide services to our customers. Our suppliers often conduct business worldwide and their ability to meet our needs is subject to various risks, including political and economic instability, natural calamities, interruptions in transportation systems, terrorism and labor issues. As a result, we may not be able to obtain the equipment, software and services required for our businesses on a timely basis or on satisfactory terms. Any shortfall in our equipment could lead to delays in completing extensions to our networks and in connecting customers to our services and, accordingly, could adversely impact our ability to maintain or increase our RGUs, revenue and cash flows. Also, if demand exceeds the suppliers’ and licensors’ capacity or if they experience financial difficulties, the ability of our businesses to provide some services may be materially adversely affected, which in turn could affect our businesses’ ability to attract and retain customers. To the extent that we have minimum order commitments, we would be adversely affected in the event that we were unable to resell committed products or otherwise decline to accept committed products. Although we actively monitor the creditworthiness of our key third-party suppliers and licensors, the financial failure of a key third-party supplier or licensor could disrupt our operations and have an adverse impact on our revenue and cash flows. We rely upon intellectual property that is owned or licensed by us to use various technologies, conduct our operations and sell our products and services. Legal challenges could be made against our use of our owned or licensed intellectual property rights (such as trademarks, patents and trade secrets) and we may be required to enter into licensing arrangements on unfavorable terms, incur monetary damages or be enjoined from use of the intellectual property rights in question.

In addition, the operation, administration, maintenance and repair of our network, including our subsea cable network, requires the coordination and integration of sophisticated and highly specialized hardware and software technologies and equipment located throughout the Caribbean and Latin America and requires operating and capital expenses. Events outside of our control, such as natural disasters, technological failures, vandalism, war, terrorism or extraordinary social or political events, could impact the continued operation of our network. We cannot assure you that our systems will continue to function as expected in a cost-effective manner.

VTR, which offers mobile telephony and data services, relies on the radio access network of a third-party wireless network provider to carry its mobile communications traffic.

VTR’s services to mobile customers in Chile rely on the use of an MVNO arrangement in which VTR utilizes the radio access network of a third-party wireless network provider to carry its mobile communications traffic. If the MVNO arrangement is terminated, or if the third-party wireless network provider fails to provide the services required under the MVNO arrangement, or if a third-party wireless network provider fails to deploy and maintain its network, and VTR is unable to find a replacement network operator on a timely and

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commercially reasonable basis or at all, VTR could be prevented from continuing the mobile services relying on such MVNO arrangement. Additionally, as VTR’s MVNO arrangement comes to term, VTR may not be able to renegotiate renewal or replacement of the MVNO arrangement on the same or more favorable terms.

Failure in our technology or telecommunications systems or leakage of sensitive customer data could significantly disrupt our operations, which could reduce our customer base and result in lost revenue.

Our success depends, in part, on the continued and uninterrupted performance of our information technology and network systems as well as our customer service centers. The hardware supporting a large number of critical systems for our cable network in a particular country or geographic region is housed in a relatively small number of locations. Our systems and equipment (including our routers and set-top boxes) are vulnerable to damage or security breach from a variety of sources, including a cut in our terrestrial network or subsea cable network, telecommunications failures, power loss, malicious human acts, security flaws, and natural disasters.

In particular, our systems and equipment are in regions prone to hurricanes, earthquakes and other natural disasters, and they have been impacted by hurricanes in the recent past. In early October 2016, our fixed-line and mobile networks in the Bahamas suffered extensive damage as a result of Hurricane Matthew, which caused our customers to experience significant outages. Most recently, in September 2017, Hurricanes Irma and Maria severely impacted our systems and services in Puerto Rico, Dominica, Anguilla, the British Virgin Islands and the Turks & Caicos Islands. We are currently in the process of evaluating the impacts of Hurricanes Irma and Maria on our business and financial results, including the cost of restoring and repairing our networks and the extent that we will lose revenue and experience increased operating and administrative costs.

Moreover, despite security measures, our servers, systems and equipment are potentially vulnerable to physical or electronic break-ins, computer viruses, worms, phishing attacks and similar disruptive actions. Furthermore, our operating activities could be subject to risks caused by misappropriation, misuse, leakage, falsification or accidental release or loss of information maintained in our information technology systems and networks and those of our third-party vendors, including customer, personnel and vendor data. As a result of the increasing awareness concerning the importance of safeguarding personal information, the potential misuse of such information and legislation that has been adopted or is being considered across all of our markets regarding the protection, privacy and security of personal information, information-related risks are increasing, particularly for businesses like ours that handle a large amount of personal customer data. Failure to comply with these data protection laws may result in, among other consequences, fines.

Our disaster recovery, security and service continuity protection measures include back-up power systems, resilient ring network systems, procuring capacity in competing networks to further strengthen our reliability profile and network monitoring. We also are party to the Atlantic Cable Maintenance and Repair Agreement, which provides us with certain dedicated repair vessels and timely call out services with respect to our subsea cables through to the present. We cannot assure you, however, that these precautions will be sufficient to prevent loss of data or prolonged network downtime or that we will be able to renegotiate arrangements with the Atlantic Cable Maintenance and Repair Agreement on successful terms.

Despite the precautions we have taken, unanticipated problems affecting our systems could cause failures in our information technology systems or disruption in the transmission of signals over our networks or similar problems. Any disruptive situation that causes loss, misappropriation, misuse or leakage of data could damage our reputation and the credibility of our operations. Further, sustained or repeated system failures that interrupt our ability to provide service to our customers or otherwise meet our business obligations in a timely manner could adversely affect our reputation and result in a loss of customers and in an adverse impact on revenue.

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We rely on information technology to operate our business and maintain our competitiveness, and any failure to invest in and adapt to technological developments and industry trends could harm our business.

We depend on the use of sophisticated information technologies and systems, including technology and systems used for website and mobile applications, network management systems, financial reporting, human resources and various other processes and transactions. As our operations grow in size, scope and complexity, we must continuously improve and upgrade our systems and infrastructure to offer an increasing number of customers enhanced products, services, features and functionality, while maintaining or improving the reliability and integrity of our systems and infrastructure.

Our future success also depends on our ability to adapt our services and infrastructure to meet rapidly evolving consumer trends and demands while continuing to improve the performance, features and reliability of our services in response to competitive service and product offerings. The emergence of alternative platforms such as smartphone and tablet computing devices and the emergence of niche competitors who may be able to optimize products, services or strategies for such platforms have, and will continue to, require new and costly investments in technology. We may not be successful, or may be less successful than our current or new competitors, in developing technology that operates effectively across multiple devices and platforms and that is appealing to consumers, either of which would negatively impact our business and financial performance. New developments in other areas, such as cloud computing and software as a service provider, could also make it easier for competition to enter our markets due to lower up-front technology costs. In addition, we may not be able to maintain our existing systems or replace or introduce new technologies and systems as quickly as customers would like or in a cost-effective manner.

Unauthorized access to our network resulting in piracy could result in a loss of revenue.

We rely on the integrity of our technology to ensure that our services are provided only to identifiable paying customers. Increasingly, sophisticated means of illicit piracy of television, broadband and telephony services are continually being developed in response to evolving technologies. Furthermore, billing and revenue generation for television services rely on the proper functioning of encryption systems. While we continue to invest in measures to manage unauthorized access to our networks, any such unauthorized access to our cable television service could result in a loss of revenue, and any failure to respond to security breaches could raise concerns under our agreements with content providers, all of which could have a material adverse effect on our business and results of operations.

Factors Relating to Overseas Operations and Foreign and Domestic Regulation

Our businesses are conducted almost exclusively outside of the U.S., which gives rise to numerous operational risks.

Our businesses operate almost exclusively in countries outside the U.S., and we have substantial physical assets and derive a substantial portion of our revenues from operations in Latin America and the Caribbean. Therefore we are subject to the following inherent risks:

•	fluctuations in foreign currency exchange rates;

•	difficulties in staffing and managing operations consistently through our several operating areas;

•	export and import restrictions, custom duties, tariffs and other trade barriers;

•	burdensome tax, customs, duties or regulatory assessments based on new or differing interpretations of law or regulations, including increases in taxes and governmental fees;

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

•	economic and political instability;

•	changes in foreign and domestic laws and policies that govern operations of foreign-based companies;

•	interruptions to essential energy inputs;

•	direct and indirect price controls;

•	cancellation of contract rights and licenses;

•	delays or denial of governmental approvals;

•	a lack of reliable security technologies;

•	privacy concerns; and

•	uncertainty regarding intellectual property rights and other legal issues.

Operational risks that we may experience in certain countries include uncertain and rapidly changing political, regulatory and economic conditions, including the possibility of disruptions of services or loss of property or equipment that are critical to overseas businesses as a result of vandalism, expropriation, nationalization, war, insurrection, terrorism or general social or political unrest.

In certain countries and territories in which we operate, political, security and economic changes may result in political and regulatory uncertainty and civil unrest. Governments may expropriate or nationalize assets or increase their participation in the economy generally and in telecommunications operations in particular. In addition, certain countries and territories in which we operate, or in which we may operate in the future, face significant challenges relating to the lack, or poor condition, of physical infrastructure, including transportation, electricity generation and transmission. Such countries and territories may also be subject to a higher risk of inflationary pressures, which could increase our operating costs and decrease consumer demand and spending power. Each of these factors could, individually or in the aggregate, have a material adverse effect on our business, financial condition, results of operations and prospects.

Moreover, in many foreign countries, particularly in certain developing economies, it is not uncommon to encounter business practices that are prohibited by certain regulations, such as the Foreign Corrupt Practices Act and similar laws. Although certain of our subsidiaries and business affiliates have undertaken compliance efforts with respect to these laws, their respective employees, contractors and agents, as well as those companies to which they outsource certain of their business operations, may take actions in violation of their policies and procedures. Any such violation could result in penalties imposed on, and adversely affect the reputation of, these subsidiaries and business affiliates. Any failure by these subsidiaries and business affiliates to effectively manage the challenges associated with the international operation of their businesses could materially adversely affect their, and hence our, financial condition.

We are exposed to foreign currency exchange rate risk.

We are exposed to foreign currency exchange rate risk with respect to our consolidated debt in situations where our debt is denominated in a currency other than the functional currency of the operations whose cash flows support our ability to repay or refinance such debt. Although we generally seek to match the denomination of our and our subsidiaries’ borrowings with the functional currency of the operations that are supporting the respective borrowings, market conditions or other factors may cause us to enter into borrowing arrangements that are not denominated in the functional currency of the underlying operations (unmatched debt). In these cases, our policy is to provide for an economic hedge against foreign currency exchange rate movements by using derivative instruments to synthetically convert unmatched debt into the applicable underlying currency. At June 30, 2017, substantially all of our debt was either directly or synthetically matched to the applicable functional currencies of the underlying operations.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

In addition to the exposure that results from the mismatch of our borrowings and underlying functional currencies, we are exposed to foreign currency risk to the extent that we enter into transactions denominated in currencies other than our or our subsidiaries’ respective functional currencies (non-functional currency risk), such as equipment purchases, programming contracts, notes payable and notes receivable (including intercompany amounts). Changes in exchange rates with respect to amounts recorded in our combined balance sheets related to these items will result in unrealized (based upon period-end exchange rates) or realized foreign currency transaction gains and losses upon settlement of the transactions. Moreover, to the extent that our revenue, costs and expenses are denominated in currencies other than our respective functional currencies, we will experience fluctuations in our revenue, costs and expenses solely as a result of changes in foreign currency exchange rates. Generally, we will consider hedging non-functional currency risks when the risks arise from agreements with third parties that involve the future payment or receipt of cash or other monetary items to the extent that we can reasonably predict the timing and amount of such payments or receipts and the payments or receipts are not otherwise hedged. In this regard, we have entered into foreign currency forward contracts to hedge certain of these risks. Certain non-functional currency risks related to our revenue, direct costs of services and other operating and selling, general and administrative expenses and property and equipment additions were not hedged as of June 30, 2017.

We also are exposed to unfavorable and potentially volatile fluctuations of the U.S. dollar (our reporting currency) against the currencies of our operating subsidiaries when their respective financial statements are translated into U.S. dollars for inclusion in the combined financial statements of the LatAm Group. Cumulative translation adjustments are recorded in accumulated other comprehensive earnings or loss as a separate component of equity. Any increase (decrease) in the value of the U.S. dollar against any foreign currency that is the functional currency of one of our operating subsidiaries will cause us to experience unrealized foreign currency translation losses (gains) with respect to amounts already invested in such foreign currencies. Accordingly, we may experience a negative impact on our comprehensive earnings or loss and equity with respect to our holdings solely as a result of foreign currency translation. Our reported operating results are impacted by changes in the exchange rates for the Chilean peso and, to a much lesser extent, the Jamaican dollar, Trinidad and Tobago dollar, Seychelles Rupee and Columbian Peso. We generally do not hedge against the risk that we may incur non-cash losses upon the translation of the financial statements of our subsidiaries and affiliates into U.S. dollars.

Failure to comply with economic and trade sanctions, and similar laws could have a materially adverse effect on our reputation, results of operations or financial condition, or have other adverse consequences.

We operate in the Caribbean and Latin America, and similar to other international companies, we are subject to economic and trade sanctions programs, including those administered by the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC), which prohibit or restrict transactions or dealings with specified countries, their governments, and in certain circumstances, their nationals, and with individuals and entities that are specially designated. Certain of our companies provide (and may in the future provide), directly or indirectly, certain services to governmental entities in Cuba. For example, CWC sells IP and international transport telecommunication services to La Empresa de Telecomunicaciones de Cuba S.A. (ETECSA), the Cuba state-owned telecommunications provider and to three international telecommunications providers that in turn sell telecom services to ETECSA. All these services are provided outside of Cuba and the provision of non-facilities based telecom services to Cuba are permissible under a general license from OFAC. Any violations of applicable economic and trade sanctions could limit certain of our business activities until they are satisfactorily remediated and could result in civil and criminal penalties, including fines, that could damage our reputation and have a materially adverse effect on our results of operation or financial condition.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Our businesses are subject to risks of adverse regulation.

Our businesses are subject to the unique regulatory regimes of the countries in which they operate. Video distribution, broadband internet, telephony and mobile businesses are subject to licensing or registration eligibility rules and regulations, which vary by country. Our ability to provide telecommunications services depends on applicable law, telecommunications regulations and the terms of the licenses and concessions we are granted under such laws and regulations. In particular, we are reliant on access with mutually beneficial terms to spectrum for both existing and next generation telecommunication services, entrance into interconnection agreements with other telecommunications companies and are subject to a range of decisions by regulators, including in respect of pricing, for example, for termination rates. The provision of electronic communications networks and services requires our licensing from, or registration with, the appropriate regulatory authorities. It is possible that countries in which we operate may adopt laws and regulations regarding electronic commerce, which could dampen the growth of the internet services being offered and developed by these businesses. In a number of countries, our ability to increase the prices we charge for our cable television service or make changes to the programming packages we offer is limited by regulation or conditions imposed by competition authorities, or is subject to review by regulatory authorities or termination rights of customers. In addition, regulatory authorities may grant new licenses to third parties and, in any event, in most of our markets new entry is possible without a license, although there may be registration eligibility rules and regulations, resulting in greater competition in territories where our businesses may already be active. More significantly, regulatory authorities may require us to grant third parties access to our bandwidth, frequency capacity, infrastructure, facilities or services to distribute their own services or resell our services to end customers. Consequently, our businesses must adapt their ownership and organizational structure as well as their pricing and service offerings to satisfy the rules and regulations to which they are subject. A failure to comply with applicable rules and regulations could result in penalties, restrictions on our business or loss of required licenses or other adverse conditions. We may continue to operate in jurisdictions where governments fail to grant or renew licenses for our operations, which could result in penalties, fines or restrictions that could have a material adverse impact on our business and financial condition.

Adverse changes in rules and regulations could:

•	impair our ability to use our bandwidth in ways that would generate maximum revenue and cash flow;

•	create a shortage of capacity on our networks, which could limit the types and variety of services we seek to provide our customers;

•	impact our ability to access spectrum for our mobile services;

•	strengthen our competitors by granting them access and lowering their costs to enter into our markets; and

•	otherwise have a significant adverse impact on our results of operations.

Businesses, including ours, that offer multiple services, such as video distribution as well as internet, telephony, and/or mobile services often face close regulatory scrutiny from competition authorities in several countries in which they operate. This is particularly the case with respect to any proposed business combinations, which will often require clearance from national competition authorities. The regulatory authorities in several countries in which we do business have considered from time to time what access rights, if any, should be afforded to third parties for use of existing cable television networks and have imposed access obligations in certain countries. This has resulted, for example, in video must carry obligations in many markets in which we operate. For more information, see “Description of Our Business—Regulatory Matters.”

Regulations may be especially strict in the markets of those countries in which we are considered to hold a significant market position. We have been, in the past, and may be, in the future, subject to allegations and complaints by our competitors and other third parties regarding our competitive behavior as a significant market operator.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

When we acquire additional communications companies, these acquisitions may require the approval of governmental authorities, which can block, impose conditions on, or delay an acquisition, thus hampering our opportunities for growth. In the event conditions are imposed and we fail to meet them in a timely manner, the governmental authority may impose fines and, if in connection with an acquisition transaction, may require restorative measures, such as mandatory disposition of assets or divestiture of operations. Most recently, the acquisition of CWC in May 2016 triggered regulatory approval requirements in certain jurisdictions in which CWC operates. The regulatory authorities in certain of these jurisdictions, including the Bahamas, Trinidad and Tobago and the Seychelles, have not completed their review of the May 16, 2016 acquisition of CWC (the CWC Acquisition) or granted their approval. While we expect to receive all outstanding approvals, such approvals may include binding conditions or requirements that could have an adverse impact on CWC’s operations and financial condition.

Furthermore, the governments in the countries and territories in which we operate differ widely with respect to political structure, constitution, economic philosophy, stability and level of regulation. Many of our operations depend on governmental approval and regulatory decisions, and we provide services to governmental organizations in certain markets (and in certain cases, governmental organizations are our biggest customers). Moreover, in several of CWC’s key markets, including Panama and the Bahamas, governments are CWC’s partners and co-owners. The Government of the Bahamas is a part-owner in CWC BTC and the Government of Panama is a part-owner in CWC Panama, and each of the governments have the right to appoint members to the board of directors of the respective entity. In both the Bahamas and Panama, we hold licenses or have received concessions from the government or independent regulatory bodies to operate our business, including our mobile and fixed networks. Consequently, we may not be able to fully utilize CWC’s contractual or legal rights or all options that may otherwise be available, where to do so might conflict with broader regulatory or governmental considerations.

Changes to existing legislation and new legislation may significantly alter the regulatory regime applicable to us, which could adversely affect our competitive position and profitability, and we may become subject to more extensive regulation if we are deemed to possess significant market power in any of the markets in which we operate.

Significant changes to the existing regulatory regime applicable to the provision of cable television, telephony and internet services have been and are still being introduced. In addition, we are subject to review by competition or national regulatory authorities in certain countries concerning whether we exhibit significant market power. A finding of significant market power could result in us becoming subject to access and pricing obligations and other requirements that could provide a more favorable operating environment for existing and potential competitors. Government regulation or administrative policies may change unexpectedly and negatively affect our interests. For example, there has been a general trend for governments to seek greater access to telecommunications records and to communications for law enforcement purposes and a trend in certain countries experiencing civil unrest to restrict access to telecommunications on national security grounds. Adverse regulatory developments could subject our businesses to a number of risks. For more information, see “Description of Our Business—Regulatory Matters.”

For various reasons, governments may seek to increase the regulation of the use of the internet, particularly with respect to user privacy and data protection, content, pricing, copyrights, consumer protection, distributions and characteristics and quality of products and services. Application of existing laws, including those addressing property ownership and personal privacy in the context of rapidly evolving technological developments remains uncertain and in flux. New interpretations of such laws could have an adverse effect on our business. Governments may also seek to regulate the content of communications in all of our revenue streams, which could reduce the attractiveness of our services. Governments may also change their attitude towards foreign investment

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 or extract extra concessions from businesses. Accordingly, our operations may be constrained by the relevant political environment and may be adversely affected by such constraints, as well as by changes to the political structure or government in any of the markets in which we operate.

Future changes to regulation or changes in political administrations or a significant deterioration in our relationship with relevant regulators in the jurisdictions in which we operate, as well as failure to acquire and retain the necessary consents and approvals or in any other way comply with regulatory requirements, or excessive costs of complying with new or more onerous regulations and restrictions could have a material adverse effect on our business, reputation, financial condition, results of operations and prospects.

We may not be successful in acquiring future spectrum or other licenses that we need to offer new mobile data or other services.

We offer mobile data services through licensed spectrum in a number of markets. While these licenses, and other licenses that we possess, enable us to offer mobile data services today, as technology develops and customer needs change, it may be necessary to acquire new spectrum or other licenses in the future to provide us with additional capacity and/or offer new technologies or services. While we actively engage with regulators and governments to ensure that our spectrum needs are met, there can be no guarantee that future spectrum licenses will be made available in certain or all territories or that they will be made available on commercially viable terms. We will likely require additional spectrum licenses for LTE networks, and there may be competition for their acquisition. In addition, we may need other types of licenses for the new products and services that we contemplate or will consider offering. Failure to acquire necessary new spectrum licenses or other required licenses for new services or products, or to do so on commercially viable terms, could have a material adverse effect on our business, financial condition and results of operations.

We cannot be certain that we will be successful in acquiring new businesses or integrating acquired businesses with our existing operations, or that we will achieve the expected returns on our acquisitions.

Part of our business strategy is to grow and expand our businesses, in part, through selective acquisitions that enable us to take advantage of existing networks, local service offerings and region-specific management expertise. Our ability to acquire new businesses may be limited by many factors, including availability of financing, debt covenants, the prevalence of complex ownership structures among potential targets, government regulation and competition from other potential acquirers, including private equity funds. Even if we are successful in acquiring new businesses, the integration of these businesses may present significant costs and challenges associated with: realizing economies of scale in interconnection, programming and network operations; eliminating duplicative overheads; integrating personnel, networks, financial systems and operational systems; greater than anticipated expenditures required for compliance with regulatory standards or for investments to improve operating results; and failure to achieve the business plan with respect to any such acquisition. We cannot be assured that we will be successful in acquiring new businesses or realizing the anticipated benefits of any completed acquisition.

In addition, we anticipate that any companies we may acquire will be located in the Caribbean or Latin America. Foreign companies may not have disclosure controls and procedures or internal controls over financial reporting that are as thorough or effective as those required by U.S. securities laws. While we intend to conduct appropriate due diligence and to implement appropriate controls and procedures as we integrate acquired companies, we may not be able to certify as to the effectiveness of these companies’ disclosure controls and procedures or internal controls over financial reporting until we have fully integrated them.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

We may not be successful in renewing the necessary regulatory licenses, concessions or other operating agreements needed to operate our businesses upon expiration, and such licenses may be subject to termination, revocation or material alteration in the event of a breach or to promote the public interest or as a result of triggering a change of control clause.

While we actively engage with the applicable governments and other regulatory bodies in advance of the expiry of our licenses, concessions and operating agreements, there can be no guarantee that when such licenses, concessions and operating agreements expire, we will be able to renew them on similar or commercially viable terms, or at all. For instance, CWC’s licenses in Jamaica, Cayman Islands and Barbados are scheduled to expire in the next two years.

Some of these licenses may also include clauses that allow the grantor to terminate or revoke or alter them in the event of a default or other failure by us to comply with applicable conditions of the license or to promote the public interest. Further, a number of our operating licenses include change of control clauses, which may be triggered by the sale of a business to which those clauses relate, or certain types of corporate restructurings. Some of these change of control clauses may restrict our strategic options, including the ability to complete any potential disposal of individual businesses, a combination of businesses or the entire company unless a consent or waiver is obtained, and, if triggered, may lead to some licenses being terminated. Failure to hold or to continue to hold or obtain the necessary licenses, concessions and other operating agreements required to operate our businesses could have a material adverse effect on our business, financial condition, results of operations and prospects.

We do not have complete control over the prices that we charge.

Our businesses are in some countries subject to regulation or review by various regulatory, competition or other government authorities responsible for the regulation or the review of the charges to our customers for our services. Such authorities, in certain cases, could potentially require us to repay such fees to the extent they are found to be excessive or discriminatory. We also may not be able to enforce future changes to our subscription prices. Additionally, in certain markets, our ability to bundle or discount our services may be constrained if we are held to be dominant with respect to any product we offer. This may have an adverse impact on our revenue, profitability of new products and services and our ability to respond to changes in the markets in which we operate.

Strikes, work stoppages and other industrial actions could disrupt our operations or make it more costly to operate our businesses.

We are exposed to the risk of strikes, work stoppages and other industrial actions. In the future we may experience lengthy consultations with labor unions and works councils or strikes, work stoppages or other industrial actions. Strikes and other industrial actions, as well as the negotiation of new collective bargaining agreements or salary increases in the future, could disrupt our operations and make it more costly to operate our facilities. In addition, strikes called by employees of any of our key providers of materials or services could result in interruptions the performance of our services. The occurrence of any of the above risks could have a material adverse effect on our business, financial condition and results of operations. We depend on third-party suppliers and licensors to supply necessary equipment, software and certain services required for our businesses.

We may have exposure to additional tax liabilities.

We are subject to income taxes as well as non-income based taxes in the U.S., the U.K., the Caribbean and parts of Latin America. In addition, most tax jurisdictions that we operate in have complex and subjective rules regarding the valuation of intercompany services, cross-border payments between affiliated companies and the

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 related effects on income tax and transfer tax. Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. In addition, our business has undertaken acquisitions, restructurings and other transactions in prior years where the ultimate tax determination resulting from these transactions remains uncertain. We are regularly under audit by tax authorities in many of the jurisdictions in which we operate. Although we believe that our tax estimates are reasonable, any material differences as a result of final determinations of tax audits or tax disputes could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are subject to changing tax laws, treaties and regulations in and between countries in which we operate or otherwise have a presence. Also, various income tax proposals in the jurisdictions in which we operate could result in changes to the existing laws on which our deferred taxes are calculated. A change in these tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher income or non-income tax expense. Any such material changes could cause a material change in our effective tax rate.

Further changes in the tax laws of the foreign jurisdictions in which we operate could arise as a result of the base erosion and profit shifting project being undertaken by the Organization for Economic Cooperation and Development (OECD). The OECD, which represents a coalition of member countries that includes Chile and the United States, has undertaken studies and is publishing action plans that include recommendations aimed at addressing what they believe are issues within tax systems that may lead to tax avoidance by companies. The OECD has extended inclusion to non-OECD countries under their Inclusive Framework on Base Erosion and Profit Shifting (BEPS), bringing together over 100 countries to collaborate on the implementation of the OECD BEPS Package. This framework allows interested countries and jurisdictions to work with the OECD and G20 members on developing standards on BEPS-related issues and reviewing and monitoring the implementation of the whole BEPS Package. Included within this expanded group of countries are several jurisdictions in which we do business. It is possible that additional jurisdictions in which we do business could react to these initiatives or their own concerns by enacting tax legislation that could adversely affect us or our shareholders through increasing our tax liabilities.

Factors Relating to Certain Financial Matters

Our substantial leverage could limit our ability to obtain additional financing and have other adverse effects.

Our businesses are highly leveraged. At June 30, 2017, the outstanding principal amount of the consolidated debt of the LatAm Group, together with its capital lease obligations, aggregated $6.2 billion, including $200.1 million that is classified as current in the condensed combined balance sheet of the LatAm Group and $5.6 billion that is not due until 2021 or thereafter. In addition, we may incur substantial additional debt in the future, including in connection with any future acquisitions. We believe that we have sufficient resources to repay or refinance the current portion of our existing debt and capital lease obligations and to fund our foreseeable liquidity requirements during the next 12 months. As our debt maturities grow in later years, however, we anticipate that we will seek to refinance or otherwise extend our debt maturities. No assurance can be given that we will be able to complete refinancing transactions or otherwise extend our debt maturities. In this regard, it is difficult to predict how political and economic conditions, sovereign debt concerns or any adverse regulatory developments will impact the credit and equity markets we access and our future financial position.

Our ability to service or refinance our debt and to maintain compliance with the leverage covenants in our credit agreements is dependent primarily on our ability to maintain or increase the cash flow of our operating subsidiaries and to achieve adequate returns on our property and equipment additions and acquisitions. Accordingly, if our cash provided by operations declines or we encounter other material liquidity requirements,

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 we may be required to seek additional debt or equity financing in order to meet our debt obligations and other liquidity requirements as they come due. In addition, our current debt levels may limit our ability to incur additional debt financing to fund working capital needs, acquisitions, property and equipment additions, or other general corporate requirements. We can give no assurance that any additional debt or equity financing will be available on terms that are as favorable as the terms of our existing debt or at all.

We may not be able to generate sufficient cash to meet our debt service obligations.

Our ability to meet our debt service obligations or to refinance our debt, depends on our future operating and financial performance, which will be affected by our ability to successfully implement our business strategy as well as general macroeconomic, financial, competitive, regulatory and other factors beyond our control. In addition, we are dependent on customers, in particular local, municipal and national governments and agencies, to pay us for the services we provide in order for us to generate cash to meet our debt service obligations and to maintain our business. Accordingly, we are exposed to the risk that our government customers could default on their obligations to us and we cannot rule out the possibility that unexpected circumstances in a particular country’s economic condition may render such government unable to meet its obligation to us. Any such event could have an adverse effect on our cash flows, results of operations, financial condition and/or liquidity. If we cannot generate sufficient cash to meet our debt service requirements or to maintain our business, we may, among other things, need to refinance all or a portion of our debt, obtain additional financing, delay planned capital expenditures or investments or sell material assets.

If we are not able to refinance any of our debt, obtain additional financing or sell assets on commercially reasonable terms or at all, we may not be able to satisfy our debt obligations. In that event, borrowings under other debt agreements or instruments that contain cross-default or cross-acceleration provisions with respect to other indebtedness of relevant members of each of our three borrowing groups (i.e. CWC, VTR and Liberty Puerto Rico) may become payable on demand and we may not have sufficient funds to repay all of our debts. See “Description of Certain Indebtedness.”

Certain of our subsidiaries are subject to various debt instruments that contain restrictions on how we finance our operations and operate our businesses, which could impede our ability to engage in beneficial transactions.

Certain of our subsidiaries are subject to significant financial and operating restrictions contained in outstanding credit agreements, indentures and similar instruments of indebtedness. These restrictions will affect, and in some cases significantly limit or prohibit, among other things, the ability of those subsidiaries to:

•	incur or guarantee additional indebtedness;

•	pay dividends or make other upstream distributions;

•	make investments;

•	transfer, sell or dispose of certain assets, including their stock;

•	merge or consolidate with other entities;

•	engage in transactions with us or other affiliates; or

•	create liens on their assets.

As a result of restrictions contained in these debt instruments, the companies party thereto, and their subsidiaries, could be unable to obtain additional capital in the future to:

•	fund property and equipment additions or acquisitions that could improve our value;

•	meet their loan and capital commitments to their business affiliates;

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

•	invest in companies in which they would otherwise invest;

•	fund any operating losses or future development of their business affiliates;

•	obtain lower borrowing costs that are available from secured lenders or engage in advantageous transactions that monetize their assets; or

•	conduct other necessary or prudent corporate activities.

In addition, most of the credit agreements or indentures to which these subsidiaries are parties include financial covenants that require them to maintain certain financial ratios. Their ability to meet these financial covenants may be affected by adverse economic, competitive, or regulatory developments and other events beyond their control, and we cannot assure you that these financial covenants will be met. In the event of a default under such subsidiaries’ credit agreements or indentures, the lenders may accelerate the maturity of the indebtedness under those agreements or indentures, which could result in a default under other outstanding credit facilities or indentures. We cannot assure you that any of these subsidiaries will have sufficient assets to pay indebtedness outstanding under their credit agreements and indentures. Any refinancing of this indebtedness is likely to contain similar restrictive covenants.

We are exposed to interest rate risks. Shifts in such rates may adversely affect the debt service obligation of our subsidiaries.

We are exposed to the risk of fluctuations in interest rates, primarily through the credit facilities of certain of our subsidiaries, which are indexed to the London Interbank Offered Rate (LIBOR) or other base rates. Although we enter into various derivative transactions to manage exposure to movements in interest rates, there can be no assurance that we will be able to continue to do so at a reasonable cost or at all. If we are unable to effectively manage our interest rate exposure through derivative transactions, any increase in market interest rates would increase our interest rate exposure and debt service obligations, which would exacerbate the risks associated with our leveraged capital structure. Regulators in the U.K. have announced that LIBOR will be phased out by the end of 2021. Our loan documents contain customary provisions that contemplate alternative calculations of the applicable base rate once LIBOR is no longer available. We do not expect that these alternative calculations will be materially different from what would have been calculated under LIBOR.

We are subject to increasing operating costs and inflation risks, which may adversely affect our results of operations.

While our operations attempt to increase our subscription rates to offset increases in programming and operating costs, there is no assurance that they will be able to do so. In certain countries in which we operate, our ability to increase subscription rates is subject to regulatory controls. For example, VTR is generally prohibited from increasing subscription rates over the rate of inflation. Also, our ability to increase subscription rates may be constrained by competitive pressures. Therefore, operating costs may rise faster than associated revenue, resulting in a material negative impact on our cash flow and net earnings (loss). We are also impacted by inflationary increases in salaries, wages, benefits and other administrative costs in certain of our markets.

Continuing uncertainties and challenging conditions in the global economy and in the countries in which we operate may adversely impact our business, financial condition and results of operations.

The current macroeconomic environment is highly volatile, and continuing instability in global markets has contributed to a challenging global economic environment. Future developments are dependent upon a number of political and economic factors, and as a result, we cannot predict how long challenging conditions will exist or the extent to which the markets in which we operate may deteriorate. Unfavorable economic conditions may impact a significant number of our customers and/or the prices we are able to charge for our products and services, and, as a result, it may be more difficult for us to attract new customers and more likely that customers will downgrade or disconnect their services. Countries may also seek new or increased revenue sources due to

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 fiscal deficits, including increases in regulatory levels, and any such actions may further adversely affect our company. Accordingly, our results of operations and cash flows may be adversely effected if the macroeconomic environment remains uncertain or declines further. We are currently unable to predict the extent of any of these potential adverse effects.

Additional factors that could influence customer demand include access to credit, unemployment rates, affordability concerns, consumer confidence, capital and credit markets volatility, geopolitical issues and general macroeconomic factors. Certain of these factors drive levels of disposable income, which in turn affect many of our revenue streams. Business solutions customers may delay purchasing decisions, delay full implementation of service offerings or reduce their use of services. Our residential customers may similarly elect to use fewer higher margin services, switch from fixed to mobile services resulting in the so-called traffic substitution effect, reduce their consumption of our video services or similarly choose to obtain products and services under lower cost programs offered by our competitors. In addition, adverse economic conditions may lead to a rise in the number of our customers who are not able to pay for our services.

Adverse economic conditions can also have an adverse impact on tourism, which in turn can adversely impact our business. In tourist destinations, levels of gross domestic products and levels of foreign investment linked to tourism are closely tied to levels of tourist arrivals and length of stay. In addition to having a direct impact on our revenue, due, for example, to reduction of roaming charges incurred by tourists, these factors will in turn drive disposable income, with the corresponding impact on use of our products and services.

Due to the Caribbean’s heavy reliance on tourism, the Caribbean economy has suffered during previous periods of global recession and fluctuations in exchange rates and is likely to be adversely affected if major economies again find themselves in recession or if consumer and/or business confidence in those economies erodes in the face of trends in the global financial markets and economies.

Should current economic conditions deteriorate, there may be volatility in exchange rates, increases in interest rates or inflation, liquidity shortfalls and a further adverse effect on our revenue and profits. Recessionary pressures or country-specific issues could, among other things, affect products and services, the level of tourism experienced by some countries and the level of local consumer and business expenditure on telecommunications. In addition, most of our operations are in developing economies, which historically have experienced more volatility in their general economic conditions. The impact of poor economic conditions, globally or at a local or national level in the countries and territories in which we operate, could have a material adverse effect on our business, financial condition, results of operations.

We are exposed to sovereign debt and currency instability risks that could have an adverse impact on our liquidity, financial condition and cash flows.

Our operations are subject to macroeconomic and political risks that are outside of our control. For example, high levels of sovereign debt in the U.S., Puerto Rico and several other countries in which we operate, combined with weak growth and high unemployment, could potentially lead to fiscal reforms (including austerity measures), tax and levy increases, sovereign debt restructurings, currency instability, increased counterparty credit risk, high levels of volatility and disruptions in the credit and equity markets, as well as other outcomes that might adversely impact our company.

We are facing challenging economic environments in many of our markets, most notably in Trinidad and Tobago, Barbados and Puerto Rico. In Puerto Rico, this environment is due in part to the government’s liquidity issues. In this regard, the Puerto Rico government has failed to make significant portions of its scheduled debt payments during 2016 and 2017. Although the Puerto Rico government had implemented tax increases and other measures to improve its solvency and the U.S. had implemented legislation designed to help manage Puerto

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Rico’s debt crisis, the Puerto Rico government filed for a form of bankruptcy protection in May 2017, and Puerto Rico’s public utility followed suit in July 2017. In addition, myriad austerity measures, including with respect to public spending on pensions, public healthcare and education, have been either recommended or mandated by the fiscal oversight board charged with overseeing Puerto Rico’s recovery and/or adopted by the Puerto Rico government. In addition, although the impacts of Hurricanes Irma and Maria may exacerbate the negative economic trends in Puerto Rico, we cannot predict whether or to what extent this will be the case. If the fiscal and economic conditions in Puerto Rico were to continue to worsen, the population of Puerto Rico could continue to decline and the demand and ability of customers to pay for Liberty Puerto Rico’s services could be impaired, both of which could have a negative impact on Liberty Puerto Rico’s results of operations, cash flows and financial condition.

We are exposed to the risk of default by the counterparties to our derivative and other financial instruments, undrawn debt facilities and cash investments.

Although we seek to manage the credit risks associated with our derivative and other financial instruments, cash investments and undrawn debt facilities, we are exposed to the risk that our counterparties could default on their obligations to us. Also, even though we regularly review our credit exposures, defaults may arise from events or circumstances that are difficult to detect or foresee. At June 30, 2017, the exposure of the LatAm Group to counterparty credit risk included (1) derivative assets with an aggregate fair value of $101.4 million, (2) cash and cash equivalents of $598.9 million and (3) aggregate undrawn debt facilities of $1,007.8 million. While we currently have no specific concerns about the creditworthiness of any counterparty for which we have material credit risk exposures, the current economic conditions and uncertainties in global financial markets have increased the credit risk of our counterparties and we cannot rule out the possibility that one or more of our counterparties could fail or otherwise be unable to meet its obligations to us. Any such instance could have an adverse effect on our cash flows, results of operations, financial condition and/or liquidity. In this regard, (1) the financial failure of any of our counterparties could reduce amounts available under committed credit facilities and adversely impact our ability to access cash deposited with any failed financial institution, thereby causing a default under one or more derivative contracts, and (2) tightening of the credit markets could adversely impact our ability to access debt financing on favorable terms, or at all.

The liquidity and value of our interests in certain of our partially-owned subsidiaries, as well as the ability to make decisions related to their operations, may be adversely affected by shareholder agreements and similar agreements to which we are a party.

We indirectly own equity interests in a variety of international video, broadband internet, telephony, mobile and other communications businesses. Certain of these equity interests, such as our interests in our consolidated subsidiaries Liberty Puerto Rico, CWC Panama and CWC BTC, are held pursuant to concessions or agreements that provide the terms of the governance of the subsidiaries as well as the ownership of such interests. These agreements contain provisions that affect the liquidity, and therefore the realizable value, of those interests by subjecting the transfer of such equity interests to consent rights or rights of first refusal of the other shareholders or partners or similar restrictions on transfer. In certain cases, a change in control of the subsidiary holding the equity interest will give rise to rights or remedies exercisable by other shareholders or partners. All of these provisions will restrict the ability to sell those equity interests and may adversely affect the prices at which those interests may be sold. Additionally, these agreements contain provisions granting us and the other shareholders or partners certain liquidity rights as well as certain governance rights, for example, with respect to material matters, including but not limited to acquisitions, mergers, dispositions, shareholder distributions, incurrence of debt, material expenditures and issuances of equity interests, which may prevent the respective subsidiary from making decisions or taking actions that would protect or advance the interests of our company, and could even result in such subsidiary making decisions or taking actions that adversely impact our company. For instance, we and Searchlight Capital Partners, L.P. (Searchlight) each have certain liquidity rights in relation to Liberty Puerto Rico, including Searchlight’s ability, after September 24, 2017 and so long as Searchlight owns at least 20% of Liberty Puerto Rico’s parent entities, to force a sale of Liberty Puerto Rico or its parent entities, subject

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 to certain conditions, including among others, our right of first offer and our ability to stop a forced sale and instead conduct a dividend recapitalization in which Searchlight would receive cash. Furthermore, our ability to access the cash of these non-wholly-owned subsidiaries may be restricted in certain circumstances under the respective shareholder, joint venture, partnership or similar agreements.

Factors Relating to the Split-Off

The Split-Off could result in tax liability to holders of LiLAC Ordinary Shares.

It is a condition of the Split-Off that Liberty Global receive the opinion of Shearman & Sterling LLP, in form and substance reasonably acceptable to Liberty Global, to the effect that, subject to the limitations and qualifications set forth in such opinion, the Split-Off should qualify for non-recognition to the holders of LiLAC Ordinary Shares for U.S. federal income tax purposes under Section 355 of the Code and related provisions. The opinion of counsel will be based on the law in effect as of the date of the Split-Off and will rely upon certain assumptions, as well as statements, representations and certain undertakings made by Liberty Global, Splitco and one or more of their respective directors, officers and/or shareholders, including John C. Malone. These assumptions, statements, representations and undertakings are expected to relate to, among other things, Liberty Global’s corporate business reasons for engaging in the Split-Off, the conduct of certain business activities by Liberty Global and Splitco and the plans and intentions of Liberty Global and Splitco, to continue conducting those business activities. If any of those statements, representations or assumptions is incorrect or untrue in any material respect or any of those undertakings is not complied with, or if the facts upon which the opinion is based are materially different from the facts that prevail at the time of the Split-Off, the conclusions reached in such opinion could be adversely affected.

Neither Liberty Global nor Splitco intends to seek a ruling from the Internal Revenue Services (IRS) as to the U.S. federal income tax treatment of the Split-Off, and there may be certain aspects of the Split-Off for which there is limited guidance under Section 355 of the Code. Moreover, opinions of counsel, including Shearman & Sterling LLP, will not be binding on the IRS or a court. As a result, there can be no assurance that the IRS will not challenge the U.S. tax-free treatment of the Split-Off, or contest the other conclusions reached in the opinion or that a court would not sustain such a challenge.

Further, in the case of one or more subsidiaries of Liberty Global, even if the Split-Off otherwise qualifies under Section 355 of the Code, the Split-Off could result in a significant U.S. federal income tax liability to such subsidiaries of Liberty Global (but not to Liberty Global shareholders) under Section 355(e) of the Code if one or more persons acquire, directly or indirectly, a 50-percent or greater interest (measured by vote or value) in the ordinary shares of Liberty Global or in the Splitco common shares (excluding, for this purpose, the receipt of Splitco common shares by the holders of LiLAC Ordinary Shares in the Split-Off) as part of a plan or series of related transactions that includes the Split-Off. Any acquisition of the shares of Liberty Global or Splitco (or any predecessor or successor corporation) within two years before or after the Split-Off would be presumed to be part of a plan that includes the Split-Off, although the parties may be able to rebut that presumption under certain circumstances. The process for determining whether an acquisition is part of a plan under these rules is complex, inherently factual in nature and subject to a comprehensive analysis of the facts and circumstances of the particular case. Thus, notwithstanding the opinion of Shearman & Sterling LLP described above, Liberty Global or Splitco might inadvertently cause or permit a prohibited change in ownership of Liberty Global or Splitco, thereby triggering tax liability to certain subsidiaries of Liberty Global. The application of Section 355(e) of the Code to the Split-Off would not result in any U.S. federal income tax liability for holders of the LiLAC Ordinary Shares.

The distribution of Splitco common shares to a U.K. holder of LiLAC Ordinary Shares pursuant to the Split-Off will be taxed as a dividend for U.K. tax purposes in the hands of that holder. The distribution will be subject

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 to U.K. income tax in the hands of U.K. individual holders, the applicable rate and availability of an annual tax-free dividend allowance will depend on the holder’s particular circumstances. U.K. corporate holders are expected to be exempt from U.K. corporation tax on the distribution, provided certain conditions are met. See “The Split-Off—Material U.K. Tax Consequences of the Split-Off.”

As described further under “Certain Relationships and Related Party Transactions—Relationships between Splitco and Liberty Global—Tax Sharing Agreement,” in certain circumstances, Splitco will be required to indemnify Liberty Global, its subsidiaries, and certain related persons for taxes and losses resulting from the Split-Off. For a more complete discussion of the tax opinion of Shearman & Sterling LLP and the tax consequences if the Split-Off does not qualify for non-recognition treatment under U.S. tax rules, see “The Split-Off—Material U.S. Federal Income Tax Consequences of the Split-Off.”

We may have a significant indemnity obligation to Liberty Global, which is not limited in amount or subject to any cap, if the Split-Off is treated as a taxable transaction, or the internal restructuring is subject to tax in one or more jurisdictions. In addition, we will be responsible for, and have agreed to indemnify Liberty Global for, certain taxes that are attributable to or otherwise relate to the LiLAC Group.

Pursuant to the tax sharing agreement that we will enter into with Liberty Global in connection with the Split-Off, subject to certain limited exceptions, we will be required to indemnify Liberty Global and its subsidiaries, for taxes resulting from the failure of the Split-Off or certain transactions that comprise the internal restructuring to qualify for favored tax treatment under Section 355 of the Code and related provisions to the extent such taxes (x) result primarily from, individually or in the aggregate, the breach of certain covenants made by Splitco (applicable to actions or failures to act by Splitco and its subsidiaries following the completion of the Split-Off), or (y) result from Section 355(e) of the Code applying to the Split-Off or such internal restructuring transactions as a result of the Split-Off being part of a plan (or series of related transactions) pursuant to which one or more persons acquire a 50-percent or greater interest (measured by vote or value) in the shares of Splitco or any successor. Although Liberty Global generally should not be subject to U.S. federal income tax because Liberty Global generally is not a U.S. taxpayer, certain subsidiaries or affiliates of Liberty Global that are U.S. companies could incur significant U.S. federal income tax liabilities if favored tax treatment under Section 355 is not available with respect to certain transactions that comprise the internal restructuring.

Pursuant to the tax sharing agreement, we will also be required to indemnify Liberty Global and its subsidiaries for taxes imposed by the U.S. or other jurisdictions resulting from (i) certain transactions that will be undertaken to effect the separation of the LiLAC Group from the Liberty Global Group in connection with the Split-Off, including the internal restructuring and (ii) certain prior acquisitions, restructurings and other transactions that arise from tax audits or tax disputes and are attributable to or otherwise relate to the LiLAC Group. The ultimate tax determination for some of these transactions may be uncertain and the amount of any indemnification obligations to Liberty Global and its subsidiaries could be substantial.

Our indemnification obligations to Liberty Global and its subsidiaries will not be limited in amount or subject to any cap. If we are required to indemnify Liberty Global and its subsidiaries under the circumstances set forth in the tax sharing agreement, we may be subject to substantial liabilities, which could materially adversely affect our financial position.

We may determine to forgo certain transactions in order to avoid the risk of incurring significant tax-related liabilities.

In the tax sharing agreement, we will covenant not to take any action, or fail to take any action, following the Split-Off, which action or failure to act is inconsistent with the Split-Off qualifying for favored tax treatment under Section 355 of the Code and related provisions. Further, the tax sharing agreement will require that we

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 generally indemnify Liberty Global for any taxes or losses incurred by Liberty Global (or its subsidiaries) resulting from breaches of such covenants or resulting from Section 355(e) of the Code applying to the Split-Off because of acquisitions of a 50-percent or greater interest (measured by vote or value) in our shares that are part of a plan that includes the Split-Off. As a result, we might determine to forgo certain transactions that might have otherwise been advantageous in order to preserve the favored tax treatment of the Split-Off.

In particular, we might determine to continue to operate certain of our business operations for the foreseeable future even if a sale or discontinuance of such business might have otherwise been advantageous. Moreover, in light of the requirements of Section 355(e) of the Code, we might determine to forgo certain transactions, including share repurchases, share issuances, certain asset dispositions or other strategic transactions for some period of time following the Split-Off. In addition, our indemnity obligation under the tax sharing agreement might discourage, delay or prevent a change of control transaction for some period of time following the Split-Off.

We may incur material costs as a result of our separation from Liberty Global.

We will incur costs and expenses not previously incurred as a result of our separation from Liberty Global. These increased costs and expenses may arise from various factors, including financial reporting, costs associated with complying with the federal securities laws (including compliance with the Sarbanes-Oxley Act of 2002), tax administration and human resources related functions. Although Liberty Global will continue to provide some of these services for us during the term of the services agreement (as defined below), we cannot assure you that the services agreement will continue for the entire period of its term or that these costs, or other third-party vendor costs or out-of-pocket expenses we may incur as a separate company, will not be material to our business.

Prior to the Split-Off, we will not have been an independent company and we may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company.

Prior to the Split-Off, our business was operated by Liberty Global as part of its broader corporate organization, rather than as an independent company and there can be no assurance that our business strategy will be successful on a stand-alone basis. As part of Liberty Global, our business enjoyed certain economies of scale, including in the areas of procurement and information technology. Liberty Global’s senior management oversaw the strategic direction of our businesses and Liberty Global performed various corporate functions for us, including, but not limited to:

•	certain management services; and

•	services typically performed by Liberty Global’s legal, investor relations, tax, accounting, procurement and finance departments.

Following the Split-Off, neither Liberty Global nor any of its affiliates will have any obligation to provide these functions to us other than those services that will be provided pursuant to the services agreement. If, once our services agreement terminates, we do not have in place our own systems and business functions, we do not have agreements with other providers of these services or we are not able to make these changes cost effectively, we may not be able to operate our business effectively and our profitability may decline. If Liberty Global does not continue to perform effectively the services that are called for under its services agreement with us, we may not be able to operate our business effectively after the Split-Off.

We may not realize the potential benefits from the Split-Off in the near term or at all.

In this prospectus, we have described anticipated strategic and financial benefits we expect to realize as a result of our separation from Liberty Global. See “The Split-Off—Reasons for the Split-Off.” In particular, we

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 believe that the Split-Off will better position us to take advantage of business opportunities, strategic alliances and acquisitions through Splitco’s management’s ability to focus on strategic transactions that benefit Splitco and its expected enhanced acquisition currency. We also expect the Split-Off to enable Splitco to provide its employees with more attractive equity incentive awards. However, no assurance can be given that the market will react favorably to the Split-Off or that the current discount applied by the market to the LiLAC Ordinary Shares will not be applied to Splitco common shares, thereby decreasing its attractiveness to our employees as well as any potential acquisition candidates. In addition, no assurance can be given that any investment, acquisition or other strategic opportunities will become available following the Split-Off on terms that Splitco finds favorable or at all. Given the added costs associated with the completion of the Split-Off, including the separate accounting, legal and other compliance costs of being a separate public company, our failure to realize the anticipated benefits of the Split-Off in the near term or at all could adversely affect the company.

Certain of the company’s directors and an executive officer overlap with Liberty Global, and certain directors and officers have financial interests in the Liberty Global Group, which may lead to conflicting interests.

As a result of the Split-Off, certain of the directors of Splitco also serve as directors of Liberty Global. Additionally, the chief executive officer of Liberty Global will also serve as Splitco’s executive chairman. Following the Split-Off, Splitco will no longer be part of Liberty Global. Splitco’s directors (including the executive chairman) have fiduciary duties to Splitco. Likewise, any such persons who serve in similar capacities at Liberty Global or any other public corporation have fiduciary duties to that corporation or to that corporation’s shareholders. For example, there may be the potential for a conflict of interest when the company or Liberty Global pursues acquisitions and other corporate opportunities that may be suitable for each of them. In addition, certain of our directors and executive officers will have financial interests in Liberty Global as a result of their ownership of Liberty Global Ordinary Shares and equity awards. As a result of these multiple fiduciary duties and financial interests, these directors and executive officers may have conflicts of interest or the appearance of conflicts of interest with respect to matters involving or affecting more than one of the companies to which they owe fiduciary duties or in which they have financial interests.

Our bye-laws provide that, to the fullest extent permitted by applicable law, we have waived and renounced on behalf of ourselves and our subsidiaries any breach of a fiduciary duty by each of our directors by reason of the fact that such person directs a corporate opportunity to another person or entity (such as Liberty Global) instead of the company, or does not refer or communicate information regarding such corporate opportunity to the company, unless such opportunity was expressly offered to such person solely in his or her capacity as a director of our company and such opportunity relates to a line of business in which we or any of our subsidiaries are then directly engaged. The waiver given to our directors in respect of the diversion of corporate opportunities does not amount to a general authorization to our directors to subordinate Splitco’s interests to their personal interests. Our directors will continue to be bound by their common law and statutory duties under the Bermuda Companies Act to act honestly and in good faith with a view to the best interests of Splitco and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Furthermore, our bye-laws contain a general waiver by shareholders for any claim or right of action a shareholder might have (whether individually or by or in the right of the company) against any director or officer of the company, arising from any action or inaction by such director or officer in the performance of their duties for us or any of our subsidiaries (but excluding any matter involving fraud or dishonesty). This general waiver does not eliminate directors’ or officers’ fiduciary duties to Splitco under Bermuda law, it merely prohibits actions from being taken by shareholders against directors or officers in the event of a breach of such duties, unless the breach involves fraud or dishonesty.

In addition, any potential conflict that qualifies as a “related party transaction” (as defined in Item 404 of Regulation S-K) is subject to review by an independent committee of the applicable company’s board in

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 accordance with its corporate governance guidelines. Any other potential conflicts that arise will be addressed on a case-by-case basis, keeping in mind the applicable fiduciary duties owed by the executive officers and directors of each company. From time to time, we may enter into transactions with Liberty Global and/or any of its subsidiaries or other affiliates. In the event of any potential conflict that qualifies as a “related party transaction” (as defined in Item 404 of Regulation S-K) involving Liberty Global and/or any of its subsidiaries or other affiliates, the audit committee or another independent body of each of Splitco and Liberty Global would be required to review and approve the transaction. If the potential conflict or transaction involved an executive officer of Splitco or Liberty Global, the audit committee of such entity would be the independent committee charged by the relevant corporate governance guidelines with this duty, and if the potential conflict or transaction involved a director of Splitco or Liberty Global, a committee of the disinterested independent directors of such entity would be the independent committee charged by the relevant corporate governance guidelines with this duty. There can be no assurance that the terms of any such transactions will be as favorable to the company, Liberty Global or any of their respective subsidiaries or affiliates as would be the case where there is no overlapping director or officer or where there are no financial interests in the Liberty Global Group.

Our inter-company agreements are being negotiated while we are a subsidiary of Liberty Global.

We are entering into a number of inter-company agreements covering matters such as tax sharing and our responsibility for certain liabilities previously undertaken by Liberty Global for certain of our businesses. In addition, we are entering into a services agreement with Liberty Global pursuant to which it will provide us with specified services, including certain management services, other services typically performed by Liberty Global’s legal, investor relations, tax, accounting, procurement and finance departments and other services, for which we will pay Liberty Global a services fee. The terms of all of these agreements are being established while we are a direct wholly-owned subsidiary of Liberty Global, and hence may not be the result of arms’ length negotiations. Although we believe that the negotiations with Liberty Global will be at arms’ length, the persons negotiating on behalf of Splitco also serve as officers of Liberty Global. We believe that the terms of these inter-company agreements are commercially reasonable and fair to all parties under the circumstances; however, conflicts could arise in the interpretation or any extension or renegotiation of the foregoing agreements after the Split-Off. See “Certain Relationships and Related Party Transactions.”

Liberty Global’s board may abandon the Split-Off at any time, and its board may determine to amend the terms of any agreement we enter into relating to the Split-Off.

No assurance can be given that the Split-Off will occur, or if it occurs that it will occur on the terms described in this prospectus. In addition to the conditions to the Split-Off described herein (certain of which may be waived by the Liberty Global board in its sole discretion), the Liberty Global board may abandon the Split-Off at any time prior to the distribution date for any reason or for no reason. In addition, the agreements to be entered into by Splitco with Liberty Global in connection with the Split-Off (including the reorganization agreement, the tax sharing agreement, the services agreement and the facilities sharing agreement) may be amended or modified prior to the distribution date in the sole discretion of Liberty Global. If any condition to the Split-Off is waived or if any material amendments or modifications are made to the terms of the Split-Off or to such ancillary agreements prior to the Split-Off, Liberty Global intends to promptly issue a press release and file a Form 8-K informing the market of the substance of such waiver, amendment or modification.

Factors Relating to Our Common Shares and the Securities Market

We cannot be certain that an active trading market will develop or be sustained after the Split-Off, and following the Split-Off, our share price may fluctuate significantly.

There can be no assurance that an active trading market will develop or be sustained for our common shares after the Split-Off. We cannot predict the prices at which any class of our common shares may trade after the

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Split-Off or whether the market value of the shares of a class of our common shares after the Split-Off will be less than, equal to or greater than the market value of a share of the corresponding class of LiLAC Ordinary Shares held by such shareholder prior to the Split-Off.

In addition, the market price of our common shares may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our operating results;

•	changes in earnings estimated by securities analysts or our ability to meet those estimates;

•	the operating and share price performance of comparable companies; and

•	domestic and foreign economic conditions.

If, following the Split-Off, we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and our share price may suffer.

Section 404 of the Sarbanes-Oxley Act of 2002 requires any company subject to the reporting requirements of the U.S. securities laws to include in its annual report on Form 10-K an assessment of its and its consolidated subsidiaries’ internal control over financial reporting. To comply with this statute, we will be required to perform a formal assessment of our internal controls over financial reporting, including testing the design and operating effectiveness of our internal controls; our management will be required to issue a statement as to whether or not our internal control over financial reporting is effective; and our independent auditors will be required to issue an audit opinion on our internal control over financial reporting.

Assuming the Split-Off is completed before December 31, 2017, our compliance with Section 404 of the Sarbanes-Oxley Act will be required for the first time in connection with the filing of our Annual Report on Form 10-K for the fiscal year ending December 31, 2018. The criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, on which management’s assessment of our internal control over financial reporting will be based, is complex and may require substantial resources and effort to apply. During the course of our assessment, management may identify material weaknesses or deficiencies which may not be remedied in time to make a favorable assessment of our internal control over financial reporting. If our management cannot favorably assess the effectiveness of our internal control over financial reporting or our auditors identify material weaknesses in our internal controls, investor confidence in our financial results may weaken, and our share price may suffer.

Different classes of our common shares have different voting rights, but all common shares vote together as one class; if you hold Class C common shares you will have no significant voting rights.

Holders of our Class A common shares are entitled to one vote per share; holders of our Class B common shares are entitled to 10 votes per share; and holders of our Class C common shares are not entitled to any votes in respect of their common shares, unless such common shares are required to carry the right to vote under applicable law, in which case holders of our Class C common shares will be entitled to 1/100 of a vote per share. Our bye-laws prescribe that all classes of common shares vote together as one class, meaning that those holding Class C common shares will have little to no ability to influence the outcome of a shareholder vote as they will be consistently outvoted by holders of our Class A and Class B common shares.

The division of our common shares into different classes with different relative voting rights does not affect the fiduciary duties owed by our directors. As a Bermuda company, our directors’ fiduciary duties are owed primarily to Splitco rather to holders of our common shares, or any class of our common shares.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

It may be difficult for a third-party to acquire us, even if doing so may be beneficial to our shareholders.

Certain provisions of our bye-laws and Bermuda law may discourage, delay or prevent a change in control of the company that a shareholder may consider favorable. These provisions include the following:

•	authorizing a capital structure with multiple classes of shares: a Class B that entitles the holders to ten votes per share, a Class A that entitles the holders to one vote per share and a Class C that entitles the holder to no voting rights, except as otherwise required by applicable law (in which case, the holder is entitled to 1/100 of a vote per share);

•	authorizing the issuance of “blank check” preferred shares, which could be issued by our board to increase the number of outstanding shares and thwart a takeover attempt;

•	classifying our board with staggered three-year terms, which may lengthen the time required to gain control of our board;

•	prohibiting shareholder action by written consent, thereby requiring all shareholder actions to be taken at a meeting of the shareholders;

•	establishing advance notice requirements for nominations of candidates for election to our board or for proposing matters that can be acted upon by shareholders at shareholder meetings;

•	requiring supermajority shareholder approval with respect to certain extraordinary matters, such as certain mergers, amalgamations, or consolidations of the company, or in the case of amendments to our bye-laws; and

•	the existence of authorized and unissued shares which would allow our board to issue shares to persons friendly to current management, thereby protecting the continuity of its management, or which could be used to dilute the share ownership of persons seeking to obtain control of us.

Although our Class B common shares are expected be quoted on the OTC Markets, there will likely be no meaningful trading market for these shares.

Our Class B common shares will not be widely held, with over 75% of the outstanding shares immediately following the Split-Off to be beneficially owned by John C. Malone, a director of our company. Although our Class B common shares are expected to be quoted on the OTC Markets, they will likely be sparsely traded and not have an active trading market. The OTC Markets tend to be highly illiquid, in part, because there is no national quotation system by which potential investors can track the market price of shares, and may only do so through information received or generated by a limited number of broker-dealers that make markets in particular shares. There is also a greater chance of market volatility for securities that trade on the OTC Markets as opposed to a national exchange or quotation system, including as a result of a lack of readily available price quotations, lower trading volume, absence of consistent administrative supervision of “bid” and “ask” quotations, and similar market conditions. Each Class B common share is convertible, at any time at the option of the holder, into one Class A common share.

After the Split-Off, Splitco may be significantly influenced by one principal shareholder.

As of [●], 2017, John C. Malone beneficially owned a number of LiLAC Ordinary Shares representing approximately [●]% of the aggregate voting power of the outstanding LiLAC Ordinary Shares. Immediately following the consummation of the Split-Off, Mr. Malone is expected to beneficially own a number of Splitco common shares representing approximately [●]% of Splitco’s voting power, based upon the one-for-one

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 distribution ratio in the Split-Off and his beneficial ownership of LILA and LILAB as of [●], 2017 (as reflected under “Security Ownership of Certain Beneficial Owners and Management—Security Ownership of Certain Beneficial Owners” below). Mr. Malone’s rights to vote or dispose of his equity interest in Splitco will not be subject to any restrictions in favor of Splitco other than as may be required by applicable law and except for customary transfer restrictions pursuant to incentive award agreements.

Bermuda law differs from the laws in effect in England and Wales and may, in certain circumstances, afford less protection to our shareholders.

We are incorporated and organized under the laws of Bermuda. As a result, our corporate affairs are governed by the Bermuda Companies Act, which differs in some material respects from laws typically applicable to U.K. public companies and shareholders. Bermuda law permits a company to specify thresholds for shareholder approval different from those applicable by default, either generally or for specific corporate actions. Our bye-laws prescribe a shareholder approval threshold that is higher than the default of a simple majority of votes cast at a quorate general meeting of shareholders for certain corporate actions. With respect to a Bermuda company’s directors, there is no requirement for shareholder approval for transactions between directors and companies or their subsidiaries of which they are directors (except in the case of loans, guarantees or the provision of security by a company to its directors or certain connected persons in their personal capacity), in contrast to the U.K. In addition, the rights of our shareholders and the fiduciary responsibilities of our directors under Bermuda law are not as clearly established as under statutes or judicial precedent in existence in England and Wales, where directors’ duties are codified under the U.K. Companies Act. Therefore, our shareholders may have more difficulty protecting their interests than would shareholders of a public company incorporated in England and Wales. For more information, see “Description of Our Share Capital.”

We are a Bermuda company and it may be difficult for you to enforce judgments against us or our directors and executive officers.

We are a Bermuda exempted company organized under the laws of Bermuda. As a result, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions, including the U.S. and the U.K. Certain of our directors are not residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, or entertain actions in Bermuda against us or our directors or officers under the securities laws of those jurisdictions.

Our bye-laws generally restrict shareholders from bringing legal action against our officers and directors.

Our bye-laws contain a general waiver by shareholders for any claim or right of action a shareholder might have (whether individually or by or in the right of the company) against any director or officer of the company, arising from any action or inaction by such director or officer in the performance of their duties for us or any of our subsidiaries (but excluding any matter involving fraud or dishonesty). Consequently, this waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

There are regulatory limitations on the ownership and transfer of our common shares.

Our common shares may be offered or sold in Bermuda only in compliance with the provisions of the Bermuda Companies Act and the Bermuda Investment Business Act 2003, which regulates the sale of securities in Bermuda. In addition, the Bermuda Monetary Authority must approve all issues and transfers of shares of a Bermuda exempted company. However, the Bermuda Monetary Authority has, pursuant to its statement of June 1, 2005, given its general permission under the Exchange Control Act 1972 and related regulations for the issue and free transfer of our common shares to and among persons who are non-residents of Bermuda for exchange control purposes as long as any class of our common shares are listed on an appointed stock exchange, which includes Nasdaq. This general permission would cease to apply if none of our common shares were to be listed on Nasdaq or another appointed stock exchange.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

Certain statements in this prospectus constitute forward-looking statements, including certain statements regarding our business, our network extension and additions strategy, regulatory and economic factors, the timing and impacts of proposed transactions, the anticipated impacts of new legislation (or changes to existing rules and regulations), anticipated changes in our revenue, costs or growth rates, our liquidity, credit risks, foreign currency risks, our future projected contractual commitments and cash flows and other information and statements that are not historical fact. In particular, information included under “Summary,” “Risk Factors,” “The Split-Off,” “Selected Financial Data,” “Description of Our Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contain forward-looking statements. Forward-looking statements inherently involve many risks and uncertainties that could cause actual results to differ materially from those projected in these statements. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but such statements necessarily involve risks and uncertainties and there can be no assurance that the expectation or belief will result or be achieved or accomplished. In addition to the risk factors described herein under “Risk Factors,” the following include some but not all of the factors that could cause actual results or events to differ materially from anticipated results or events:

•	economic and business conditions and industry trends in the countries in which we operate;

•	the competitive environment in the industries in the countries in which we operate, including competitor responses to our products and services;

•	fluctuations in currency exchange rates and interest rates;

•	instability in global financial markets, including sovereign debt issues and related fiscal reforms;

•	consumer disposable income and spending levels, including the availability and amount of individual consumer debt;

•	changes in consumer television viewing preferences and habits;

•	consumer acceptance of our existing service offerings, including our cable television, broadband internet, fixed-line telephony, mobile and business service offerings, and of new technology, programming alternatives and other products and services that we may offer in the future;

•	our ability to manage rapid technological changes;

•	our ability to maintain or increase the number of subscriptions to our cable television, broadband internet, fixed-line telephony and mobile service offerings and our average revenue per household;

•	our ability to provide satisfactory customer service, including support for new and evolving products and services;

•	our ability to maintain or increase rates to our subscribers or to pass through increased costs to our subscribers;

•	the impact of our future financial performance, or market conditions generally, on the availability, terms and deployment of capital;

•	changes in, or failure or inability to comply with, government regulations in the countries in which we operate and adverse outcomes from regulatory proceedings;

•	government intervention that requires opening our broadband distribution networks to competitors;

•	our ability to obtain regulatory approval and satisfy other conditions necessary to close acquisitions and dispositions, and the impact of conditions imposed by competition and other regulatory authorities in connection with acquisitions;

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

•	our ability to successfully acquire new businesses and, if acquired, to integrate, realize anticipated efficiencies from and implement our business plan with respect to the businesses we have acquired or that we expect to acquire;

•	changes in laws or treaties relating to taxation, or the interpretation thereof, in the U.S. and the countries in which we operate;

•	our ability to renew the licenses that are required to conduct our business;

•	changes in laws and government regulations that may impact the availability and cost of capital and the derivative instruments that hedge certain of our financial risks;

•	the ability of suppliers and vendors (including our third-party wireless network provider under VTR’s MVNO arrangement) to timely deliver quality products, equipment, software, services and access;

•	the availability of attractive programming for our video services and the costs associated with such programming, including retransmission and copyright fees payable to public and private broadcasters;

•	uncertainties inherent in the development and integration of new business lines and business strategies;

•	our ability to adequately forecast and plan future network requirements, including the costs and benefits associated with the planned new build and upgrade activities;

•	the availability of capital for the acquisition and/or development of telecommunications networks and services;

•	problems we may discover post-closing with the operations, including the internal controls and financial reporting process, of businesses we acquire;

•	the leakage of sensitive customer data;

•	the outcome of any pending or threatened litigation;

•	the loss of key employees and the availability of qualified personnel;

•	changes in the nature of key strategic relationships with partners and joint venturers;

•	our equity capital structure; and

•	events that are outside of our control, such as political unrest in international markets, terrorist attacks, malicious human acts, hurricanes and other natural disasters, pandemics and other similar events.

The broadband distribution and mobile service industries are changing rapidly and, therefore, the forward-looking statements of expectations, plans and intent in this prospectus are subject to a significant degree of risk. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this prospectus, and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based. When considering such forward-looking statements, you should keep in mind the factors described under “Risk Factors” and other cautionary statements contained in this prospectus. Such risk factors and statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

THE SPLIT-OFF

Background of the Split-Off

The Liberty Global board periodically reviews with management the strategic goals and prospects of Liberty Global’s various businesses, equity affiliates and other investments. In 2015, Liberty Global recapitalized its equity to include the LiLAC Ordinary Shares, which are intended to reflect or “track” the economic performance of the businesses, assets and liabilities that are attributed to the LiLAC Group, rather than the economic performance of Liberty Global as a whole. The LiLAC Group was created primarily for the purpose of creating greater transparency for the businesses, assets and liabilities attributed to that group. While the LiLAC Group has a separate collection of businesses, assets and liabilities attributed to it, the LiLAC Group is not a separate legal entity and therefore cannot own assets, issue securities or enter into legally binding agreements. Holders of the LiLAC Ordinary Shares have no direct claim to the group’s assets and are not represented by a separate board of directors. Instead, holders of the LiLAC Ordinary Shares are shareholders of Liberty Global, with a single board, and are subject to all of the risks and liabilities of Liberty Global as a whole, even if they do not own both Liberty Global Ordinary Shares and LiLAC Ordinary Shares.

Although the LiLAC Ordinary Shares were created primarily for the purpose of creating greater transparency for the businesses, assets and liabilities attributed to the LiLAC Group, Liberty Global believes the public markets continue to apply a meaningful trading discount to the underlying value of the businesses, assets and liabilities attributed to the LiLAC Group. This is believed primarily to be due to the complexity of Liberty Global’s capital structure, including its multiple layers of financial reporting, the ability to move businesses and assets between groups under the Liberty Global articles, and uncertainty regarding the allocation of capital resources between the Liberty Global Group and the LiLAC Group. Liberty Global further believes that the LiLAC Ordinary Shares would be more efficiently priced as stand-alone asset backed securities. Moreover, the investment policies of some companies prohibit their investment in tracking shares. Accordingly, in the fall of 2016, the Liberty Global board instructed its management to prepare for the Split-Off.

We are currently a direct wholly-owned subsidiary of Liberty Global. Following the Split-Off, our principal businesses, assets and liabilities will consist of the businesses, assets and liabilities that are attributed to Liberty Global’s LiLAC Group, including CWC, VTR, Liberty Puerto Rico (a 60% owned subsidiary) and, as of June 30, 2017, $598.9 million in cash and cash equivalents and $6.1 billion in principal amount of debt.

Holders of Liberty Global Ordinary Shares will not participate in the Split-Off. Following the Split-Off, Liberty Global will cease to own any equity interest in the company, and we will be a separate publicly traded company and not part of Liberty Global. No vote of holders of Liberty Global Ordinary Shares or LiLAC Ordinary Shares is required or is being sought to authorize or effectuate the Split-Off, all of which will take place in accordance with the Liberty Global articles and applicable law. Holders of LiLAC Ordinary Shares will have no appraisal rights in connection with the Split-Off.

Reasons for the Split-Off

In determining to approve the Split-Off, the Liberty Global board considered the following potential benefits:

•	Reduction or removal of trading discount. The Split-Off is expected to reduce or eliminate the “tracking stock” discount that the Liberty Global board believes has historically been applied to the LiLAC Ordinary Shares. This discount, in large part, is believed to be due to the complexity of Liberty Global’s current equity structure and the potential difficulties some investors have in understanding the terms of the Liberty Global articles. The Split-Off may address this complexity in several ways:

•	Greater market recognition for stand-alone issuer. Splitco’s primary businesses and their underlying value should receive greater attention by investors and the investment community if

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 represented by shares of an asset-backed, stand-alone issuer. Currently, those businesses are represented by shares issued by a common enterprise that provide the holders no separate legal claims or separate voting rights with respect to those businesses.

•	Stable asset allocation. As shareholders in a stand-alone company, holders of Splitco common shares will have greater certainty regarding the composition of the businesses and assets in which they are invested. Currently, and in common with capital structures similar to Liberty Global’s, the Liberty Global board has the authority to reattribute assets between the LiLAC Group and the Liberty Global Group, use assets attributed to the LiLAC Group to satisfy liabilities of the Liberty Global Group, create inter-group interests in the LiLAC Group held by the Liberty Global Group, and convert LiLAC Ordinary Shares into Liberty Global Ordinary Shares, all of which may have contributed to the discount historically applied to the LiLAC Ordinary Shares.

•	Enhanced transparency for investors. The creation of a more traditional, asset-backed security should provide greater transparency to investors into financial information about Splitco’s businesses, with separate stand-alone audited financial statements and greater detail about the component businesses, thereby resulting in more focus and attention by the investment community on these businesses.

•	Greater focus on business strategies. The Split-Off is expected to enhance the ability of our directors and officers, acting in their capacities as such, to make business and operational decisions that are solely in the best interests of Splitco, its particular businesses and its shareholders, and to allocate its capital and corporate resources with a focus on achieving the strategic priorities of Splitco’s businesses. Under Liberty Global’s existing capital structure, Liberty Global’s board and management may have conflicting business priorities in terms of pursuing business strategies and allocating capital and corporate resources between the distinctly different assets of the LiLAC Group and the Liberty Global Group. We believe the Split-Off will put Splitco in a better position to compete, grow and serve our customers through more focused decision making, more efficient deployment of resources, increased operational agility and enhanced responsiveness to market requirements.

•	More efficiently priced and attractive acquisition currency. The Split-Off is also expected to enhance Splitco’s ability to issue equity for strategic acquisitions and other business combinations by removing the complex governance considerations currently associated with the LiLAC Ordinary Shares and creating a more efficiently priced and attractive equity security as consideration for potential sellers with operations in Latin America and the Caribbean. However, our ability to engage in significant share transactions could be limited during the two-year period following the Split-Off to preserve the tax favored status of the Split-Off to one or more subsidiaries and certain internal restructuring transactions. The anticipated improved market recognition of Splitco’s businesses and the anticipated reduction or elimination of the current “tracking stock” discount should also provide Splitco with greater flexibility in raising capital for organic growth.

•	Attraction and retention of qualified personnel through tailored employee equity incentives. The Split-Off is expected to enhance the ability of Splitco to retain and attract qualified personnel by enabling Splitco to grant equity incentive awards that are tailored to its businesses and strategic priorities and that are based on its own publicly traded equity. Splitco’s publicly traded equity is expected to be more efficiently priced based on the value of Splitco’s businesses as a result of the anticipated reduction or elimination of the trading discount that we believe is currently applied to the LiLAC Ordinary Shares, which should result in less dilution to our shareholders.

The Liberty Global board also considered a number of costs and risks associated with the Split-Off, including the following:

•	Uncertainty of market valuation. After the Split-Off, Splitco’s share price may be more volatile than the share price of LiLAC Ordinary Shares prior to the Split-Off. The board also considered the

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 possibility that the market value of Splitco common shares may be lower than the market value of the LiLAC Ordinary Shares prior to the Split-Off.

•	Failure to realize benefits of the Split-Off. Splitco may be unable to achieve the benefits expected from the Split-Off.

•	Loss of synergies and scale. Splitco may lose synergies that its businesses currently enjoy from operating as part of a larger company, particularly in respect of administrative and support functions.

•	Diversion of management time and resources. There may be potential disruption to the businesses attributed to the Liberty Global Group and the LiLAC Group, as management and employees devote time and resources to completing the Split-Off.

•	Substantial Split-Off costs. Liberty Global will incur substantial costs associated with the Split-Off that will be borne by us, and each company will bear its respective costs of compliance with legal and other requirements applicable to two separate public reporting companies following the Split-Off.

•	Potential tax consequences. The Split-Off and the internal restructuring may result in potential tax liabilities, including the possibility that the IRS could successfully assert that the Split-Off is taxable to holders of LiLAC Ordinary Shares and/or to Liberty Global subsidiaries, or tax authorities in other jurisdictions could successfully assert that the internal restructuring is taxable to Liberty Global or its subsidiaries. In the event one or more tax liabilities were to arise, Splitco’s potential indemnity obligation to Liberty Global could be significant and is not subject to a cap.

•	Waiver of shareholder claims. Splitco’s bye-laws contain a general waiver by shareholders for any claim or right of action a shareholder might have (whether individually or by or in the right of the company) against any director or officer of Splitco, arising from any action or inaction by such director or officer in the performance of their duties for Splitco or any of its subsidiaries (but excluding any matter involving fraud or dishonesty). This general waiver does not eliminate directors’ or officers’ fiduciary duties to Splitco under Bermuda law, it merely prohibits actions from being taken by shareholders against directors or officers in the event of a breach of such duties, unless the breach involves fraud or dishonesty. A similar waiver does not exist in Liberty Global’s organizational documents.

•	Waiver of fiduciary duties related to corporate opportunities. Splitco’s bye-laws provide that, to the fullest extent permitted by applicable laws, Splitco has waived and renounced breaches of a fiduciary duty by each of its directors by reason of the fact that such person directs a corporate opportunity to another person or entity (such as Liberty Global) instead of Splitco, or does not refer or communicate information regarding such corporate opportunity to Splitco (subject to certain exceptions). The waiver does not amount to a general authorization to directors to subordinate Splitco’s interests to their personal interests. Directors will continue to be bound by their common law and statutory duties under the Bermuda Companies Act to act honestly and in good faith with a view to the best interests of Splitco and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. This waiver was not expected to adversely impact Splitco’s ability to implement its business strategies, as neither Liberty Global nor any subsidiary or affiliate it controls immediately after the Split-Off will have any operations in the Caribbean or Latin America, and there are no plans or intentions by Liberty Global to pursue such operations in the foreseeable future. A similar waiver does not exist in Liberty Global’s organizational documents.

Liberty Global’s board evaluated the costs and benefits of the transaction as a whole and did not find it necessary to assign relative weights to the specific factors considered. Liberty Global’s board concluded, however, that the potential benefits of the Split-Off outweighed its potential costs, and that separating Splitco

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 from Liberty Global in the form of a distribution to holders of LiLAC Ordinary Shares is appropriate, advisable and in the best interests of Liberty Global and its shareholders.

In connection with such determination, Liberty Global’s board did not consider obtaining a fairness opinion, primarily because both before and after the Split-Off current holders of LiLAC Ordinary Shares will hold shares that derive substantially all of their value from the businesses, assets and liabilities currently attributed to the LiLAC Group. Further, although holders of LiLAC Ordinary Shares have had no direct claim, in a liquidation scenario or otherwise, to the LiLAC Group’s assets, and instead have had a claim, in a liquidation scenario or otherwise, to the portion of the assets of Liberty Global as a whole attributable to their attributable liquidation units, Liberty Global’s board believes, given the nature of tracking stocks, that such claim to the assets of Liberty Global as a whole has not been a meaningful part of the value of the LiLAC Ordinary Shares. Accordingly, Liberty Global’s board did not believe the protections potentially afforded by a fairness opinion (or the cost thereof), was necessary or appropriate under the circumstances of the Split-Off.

Interests of Certain Persons

In connection with the Split-Off, the executive officers and directors of Liberty Global will receive new share incentive awards upon conversion of their existing LiLAC Ordinary Share incentive awards. See “—Effect of the Split-Off on Outstanding LiLAC Group Incentive Awards” below for more information.

Certain current directors of Liberty Global will also serve as directors of Splitco immediately following the Split-Off. Additionally, the chief executive officer of Liberty Global will serve as Splitco’s executive chairman. See “Risk Factors—Factors Relating to the Split-Off—Certain of the company’s directors and an executive officer overlap with Liberty Global, and certain directors and officers have financial interests in the Liberty Global Group, which may lead to conflicting interests.” Further, the executive officers of Liberty Global and Splitco are entitled to indemnification with respect to actions taken by them in connection with the Split-Off under the organizational documents of Liberty Global and Splitco, as well as customary indemnification agreements to which Liberty Global and Splitco, on the one hand, and these persons, on the other hand, are parties.

As of [●], Liberty Global’s executive officers and directors beneficially owned a number of LiLAC Ordinary Shares representing in the aggregate approximately [●]% of the aggregate voting power of the outstanding LiLAC Ordinary Shares. Based on such beneficial ownership, they will have the same aggregate voting power of the outstanding Splitco common shares immediately following the Split-Off.

The Liberty Global board was aware of these interests and considered them when it approved the Split-Off.

Conditions to the Split-Off

Liberty Global’s board has reserved the right, in its sole discretion, to amend, modify, delay or abandon the Split-Off and the related transactions at any time prior to the distribution date, regardless of whether the conditions to the Split-Off have been satisfied. In addition, the completion of the Split-Off and related transactions are subject to the satisfaction (as determined by the Liberty Global board in its sole discretion) of the following conditions:

(1)	Liberty Global’s board, or in the case of determining the record date, a committee thereof, having taken all necessary corporate action to establish the record date in order to effect the distribution in accordance with the Liberty Global articles and English law;

(2)

Liberty Global’s receipt of the opinion of Shearman & Sterling LLP to the effect that, subject to the limitations and qualifications set forth in such opinion, the Split-Off should qualify for non-recognition

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 treatment under Section 355 of the Code and related provisions with the result that, for U.S. federal income tax purposes, no gain or loss should be recognized by, and no amount should be included in the income of, holders of LiLAC Ordinary Shares upon the receipt of Splitco common shares in the Split-Off;

(3)	the effectiveness under the Securities Act of the Splitco Registration Statement, of which this prospectus forms a part, and the effectiveness of the registration of the Splitco common shares under Section 12(b) of the Exchange Act;

(4)	the approval of the Nasdaq for the listing of our Class A and Class C common shares; and

(5)	any material regulatory or contractual consents or approvals that the Liberty Global board determines to obtain (in its sole discretion) shall have been obtained.

All of the conditions are non-waivable, except that the Liberty Global board may, in its sole discretion, waive the condition set forth in clause (5) above regarding receipt of material regulatory or contractual consents or approvals. In the event the Liberty Global board waives a material condition to the Split-Off, Liberty Global intends to promptly issue a press release and file a Current Report on Form 8-K to report such event.

Manner of Effecting the Distribution

Liberty Global is effecting the Split-Off by distributing to holders of its LiLAC Ordinary Shares as a dividend: (i) one Class A common share for each Class A LiLAC Ordinary Share, (ii) one Class B common share for each Class B LiLAC Ordinary Share, and (iii) one Class C common share for each Class C LiLAC Ordinary Share, in each case, held by such shareholder as of the record date, in accordance with the Liberty Global articles.

Following the record date and prior to the distribution date, Liberty Global will deliver all of our issued and outstanding Class A, Class B and Class C common shares to the distribution agent. Immediately following the distribution, the LiLAC Ordinary Shares will be redesignated as deferred shares (with virtually no economic rights) and those deferred shares will be transferred for no consideration to a third-party designee.

If you own LiLAC Ordinary Shares as of the close of business on the record date, the Splitco common shares that you are entitled to receive in the Split-Off will be issued electronically in book-entry form, as of the distribution date, to you or to your bank or brokerage firm on your behalf, which we expect to occur within one trading day of the distribution date to allow the distribution agent to effect the distribution of shares. Registration in book-entry form refers to a method of recording share ownership when no physical share certificates are issued to shareholders, as is the case in the Split-Off. Please note that if any shareholder of LiLAC Ordinary Shares sells shares of LILA, LILAB or LILAK before the record date, so that such shareholder is not the registered holder on the record date, the buyer of those shares, and not the seller, will become entitled to receive the Splitco common shares issuable in respect of the shares sold. If you are a holder of LiLAC Ordinary Shares on the record date, you will be entitled to receive the Splitco common shares issuable in respect of those shares sold only if you hold them on both the record date and the distribution date. See “—Trading Prior to the Distribution Date” below for more information. At such time, pursuant to the reorganization agreement to be entered into between Splitco and Liberty Global, Splitco will be split off from Liberty Global and will become a separate publicly traded company. If you are a registered holder of LiLAC Ordinary Shares on the record date, Computershare will mail you a book-entry account statement that reflects your holding of Splitco common shares. If you are a beneficial owner of LiLAC Ordinary Shares (but not a registered holder) on the record date, your bank or brokerage firm will credit your account with the Splitco common shares that you are entitled to receive.

Neither holders of LiLAC Ordinary Shares nor holders of Liberty Global Ordinary Shares are being asked to take any action in connection with the Split-Off or the redesignation of the LiLAC Ordinary Shares as deferred

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 shares and their subsequent transfer, all of which will be effected in accordance with the Liberty Global articles. No shareholder approval of the Split-Off or such redesignation and transfer is required or being sought. Neither Liberty Global nor the company is asking you for a proxy, and you are requested not to send us a proxy. You are not required to pay any consideration to receive Splitco common shares in the Split-Off.

Effect of the Split-Off on Outstanding LiLAC Group Incentive Awards

Options to purchase LiLAC Ordinary Shares, share appreciation rights (SARs) with respect to LiLAC Ordinary Shares and performance share units (PSUs) and restricted share units (RSUs) evidencing the right to receive LiLAC Ordinary Shares have been granted to various directors, officers and employees of Liberty Global and certain of its current and former subsidiaries pursuant to the various share incentive plans administered by the Liberty Global board or the compensation committee thereof. Below is a description of the effect of the Split-Off on these outstanding equity awards.

Option Awards

Each holder of an outstanding option to purchase LiLAC Ordinary Shares on the record date (an original LiLAC option award) will automatically receive an option to purchase the same number and class of our common shares (a new Splitco option award) as the original LiLAC option award. The exercise price of the new Splitco option award will be the same as the exercise price of the original LiLAC option award.

Except as described above, all other terms of a new Splitco option award (including, for example, the vesting terms thereof) will, in all material respects, be the same as those of the corresponding original LiLAC option award. The new Splitco option awards will be granted as soon as practicable following the distribution date.

SAR Awards

Each holder of an outstanding SAR with respect to LiLAC Ordinary Shares on the record date (an original LiLAC SAR) will automatically receive the same number of SARs with respect to shares of the corresponding class of our common shares (a new Splitco SAR) as the original LiLAC SAR. The base price of the new Splitco SAR will be the same as the base price of the original LiLAC SAR.

Except as described above, all other terms of a new Splitco SAR (including, for example, the vesting terms thereof) will, in all material respects, be the same as those of the corresponding original LiLAC SAR. The new Splitco SAR will be granted as soon as practicable following the distribution date.

PSU Awards

Each holder of a PSU with respect to LiLAC Ordinary Shares (an original LiLAC PSU) will automatically receive in the distribution one PSU of the corresponding class of Splitco common shares (a new Splitco PSU) for each original LiLAC PSU held by them as of the record date. Except as described above, all new Splitco PSUs (including, for example, the vesting and performance terms thereof) will, in all material respects, be the same as those of the corresponding original LiLAC PSU.

RSU Awards

Each holder of a RSU with respect to LiLAC Ordinary Shares (an original LiLAC RSU) will automatically receive in the distribution one RSU of the corresponding class of Splitco common shares (a new Splitco RSU) for each original LiLAC RSU held by them as of the record date. Except as described above, all new Splitco RSUs (including, for example, the vesting terms thereof) will, in all material respects, be the same as those of the corresponding original LiLAC RSU.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Transitional Plan

All of the new Splitco option awards, new Splitco SARs, new Splitco PSUs and new Splitco RSUs will be issued pursuant to the Liberty Latin America Ltd. Transitional Share Adjustment Plan (the transitional plan), a copy of which will be filed as an exhibit to the Splitco Registration Statement, of which this prospectus forms a part. The transitional plan will govern the terms and conditions of the foregoing Splitco incentive awards but will not be used to make any grants following the Split-Off.

Material U.K. Tax Consequences of the Split-Off

The following is a general description of certain U.K. tax consequences relating to the Split-Off and ownership of Splitco common shares and the deferred shares and is based on current U.K. tax law and HM Revenue & Customs (HMRC) published practice (which may not be binding on HMRC), both of which may be subject to change, possibly with retrospective effect. It is for general information only for holders of LiLAC Ordinary Shares who acquire the Splitco common shares and the deferred shares pursuant to the Split-Off. It does not constitute legal or tax advice and does not purport to be a complete analysis of all U.K. tax considerations relating to the Split-Off, the Splitco common shares or the deferred shares.

It relates only to persons who are absolute beneficial owners of LiLAC Ordinary Shares and after the Split-Off will be absolute beneficial owners of Splitco common shares and deferred shares and who hold such shares as a capital investment.

It applies only to holders of LiLAC Ordinary Shares, Splitco common shares and deferred shares who are resident for tax purposes in the U.K. at all relevant times (except insofar as express reference is made to the treatment of non-U.K. residents) and, in the case of individuals, who are domiciled in the U.K. and to whom “split year” treatment does not apply, who hold LiLAC Ordinary Shares, Splitco common shares and deferred shares as an investment (other than in an individual savings account or self-invested personal pension).

These paragraphs may not relate to certain classes of holders, such as those carrying on certain financial activities, those subject to specific tax regimes or benefiting from certain reliefs or exemptions, persons who are connected with Liberty Global or Splitco, insurance companies, charities, collective investment schemes, pension schemes, brokers or dealers in securities or persons who hold LiLAC Ordinary Shares, Splitco common shares and/or deferred shares otherwise than as an investment, persons who have (or are deemed to have) acquired their LiLAC Ordinary Shares, Splitco common shares and/or deferred shares by virtue of an office or employment or who are or have been officers or employees of Liberty Global or Splitco or any of their affiliates and individuals who are subject to U.K. taxation on the remittance basis or those who (either alone or together with one or more associated persons) control, directly or indirectly, at least 10% of the voting rights of any class of share capital in Liberty Global or Splitco, may be subject to special rules and this summary does not apply to such shareholders. These paragraphs do not describe all of the circumstances in which holders may benefit from an exemption or relief from U.K. taxation.

Holders of LiLAC Ordinary Shares are urged to consult their own tax advisors as to the U.K. tax treatment of the Split-Off and the ownership of Splitco common shares and/or deferred shares in light of their particular situation. In particular, non-U.K. resident or domiciled persons are advised to consider the potential impact of any relevant double tax agreements.

If you are resident or otherwise subject to tax in any jurisdiction other than the United Kingdom or if you are in any doubt as to your tax position, you should consult an appropriate professional advisor. U.S. holders should refer to “—Material U.S. Federal Income Tax Consequences of the Split-Off” below.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Consequences of the Split-Off

Distribution of Splitco Common Shares. The distribution of Splitco common shares to a holder of LiLAC Ordinary Shares as a distribution in specie out of the distributable reserves of Liberty Global pursuant to the Split-Off will give rise to distribution income for the purposes of U.K. income tax and U.K. corporation tax on income (the Dividend). The value of the Dividend for such U.K. tax purposes is calculated by reference to the market value of the Splitco common shares received by such holder.

U.K. Income Tax Payers. An individual holder who is resident for tax purposes in the United Kingdom, or who carries on a trade, profession or vocation in the United Kingdom through a branch or agency to which the LiLAC Ordinary Shares are attributable, and receives distribution income in respect of those shares, beyond a £5,000 annual tax-free dividend allowance, is subject to U.K. income tax at the rate of 7.5% for basic rate taxpayers, 32.5% for higher rate taxpayers and 38.1% for additional rate taxpayers. At the Spring Budget on March 8, 2017, the U.K. Government announced that the annual dividend allowance will be reduced from £5,000 to £2,000 from April 6, 2018. However, the implementing provisions were withdrawn from the Finance (No. 2) Bill 2017 due to the need to pass the bill in truncated form as the Finance Act 2017 ahead of the U.K. General Election. It is therefore not certain whether and when the reduction will come into effect.

Whether an individual holder who is liable for U.K. income tax in respect of the Dividend is liable for that tax at the basic, higher or additional rate or not will depend on the particular circumstances of that holder.

U.K. Corporation Tax Payers. On the basis that such a Dividend would normally be expected to fall within an exempt class and meet certain other conditions, a corporate holder which is either resident for tax purposes in the United Kingdom, or which carries on a trade in the United Kingdom through a permanent establishment to which the LiLAC Ordinary Shares are attributable, will not normally be liable for U.K. corporation tax on any distribution income received in respect of those shares.

Deferred Shares. The reclassification of LiLAC Ordinary Shares as deferred shares should be treated as a reorganisation for the purposes of U.K. taxation of chargeable gains (CGT). Accordingly, holders of LiLAC Ordinary Shares should not be treated as having made a disposal of their LiLAC Ordinary Shares for CGT purposes as a result of the Split-Off, and the deferred shares issued to them should be treated as the same asset, and as having been acquired at the same time and for the same consideration, as the relevant LiLAC Ordinary Shares.

Transfer of Deferred Shares to a Third-Party Designee. When the deferred shares are transferred to a third-party designee for no consideration, this will result in a disposal for CGT purposes. This disposal event may result in a capital loss arising for U.K. holders within the charge to CGT to carry forward, broadly equivalent to the base cost attributed to the deferred shares.

U.K. Stamp Duty and Stamp Duty Reserve Tax (SDRT) on the Split-Off

There will be no U.K. stamp duty or SDRT payable on the distribution of the Splitco common shares and reclassification of LiLAC Ordinary Shares as deferred shares or the transfer of those deferred shares to a third-party designee for no consideration pursuant to the Split-Off.

Future Events

Future Dividends. Future dividends (if any) paid by Splitco in respect of Splitco common shares shall be treated in the same manner as a Dividend (see above “—Consequences of the Split-Off—Distribution of Splitco Common Shares”).

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Future Disposal of Splitco Common Shares—Treatment of Chargeable Gains Arising on Disposal. In general, a disposal of Splitco common shares by a holder who is either resident for tax purposes in the United Kingdom or who, in the case of an individual holder, carries on a trade, profession or vocation in the United Kingdom through a branch or agency or, in the case of a corporate holder, carries on a trade in the United Kingdom through a permanent establishment, to which the Splitco common shares are attributable may, depending on the holder’s particular circumstances and subject to any available exemption or relief, give rise to a chargeable gain or allowable loss for the purposes of the U.K. CGT. Special rules may apply to individuals who have ceased to be resident for tax purposes in the United Kingdom and who dispose of their Splitco common shares before becoming once again resident for tax purposes in the United Kingdom.

U.K. Stamp Duty and SDRT on Future Transactions. Provided that the Splitco common shares are only registered on a register outside the United Kingdom or traded through the systems of the Depository Trust Company (i.e., DTC) and provided that no instrument of transfer either is executed in the United Kingdom or relates to any matter or thing done or to be done in the United Kingdom, there will be no U.K. stamp duty or SDRT payable on the transfer of the Splitco common shares.

Material U.S. Federal Income Tax Consequences of the Split-Off

The following discussion, subject to the limitations set forth below, describes the material U.S. federal income tax consequences of the Split-Off and related transactions to (i) U.S. Holders (as defined below) and their subsequent ownership and disposition of Splitco common shares, and (ii) Liberty Global or its subsidiaries to the extent set forth under “—Material U.S. Federal Income Tax Consequences of the Split-Off To Liberty Global” below. This discussion represents the opinion of Shearman & Sterling LLP, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. The opinion of Shearman & Sterling LLP related to the Split-Off and in respect of the matters set forth below is conditioned upon the accuracy of the statements, representations, assumptions and compliance with undertakings, upon which the opinion is based and is subject to the conditions, limitations and qualifications referred to below and in such opinion. These statements, representations, undertakings and assumptions are expected to relate to, among other things, Liberty Global’s corporate business reasons for engaging in the Split-Off, the conduct of certain business activities by Liberty Global and Splitco and the plans and intentions of Liberty Global and Splitco to continue conducting those business activities. If any of those statements, representations or assumptions is incorrect or untrue in any material respect or any undertakings is not complied with, or if the facts upon which the opinion is based are materially different from the facts that prevail at the time of the Split-Off, the conclusions reached in such opinion and discussed below could be adversely affected.

You should be aware that the opinions of counsel are not binding on the U.S. Internal Revenue Service (the IRS) or a court. Liberty Global and Splitco will not request a private letter ruling from the IRS in respect of the Split-Off, and there may be certain aspects of the Split-Off for which there is limited guidance under Section 355 of the Code. There can be no assurance, that the IRS will not take a contrary position to the conclusions expressed in such opinion or those set forth below or that a court in the event of litigation will not agree with a position of the IRS that is contrary to such opinion or one or more of the conclusions expressed below.

This discussion is based upon the Code, Treasury Regulations promulgated thereunder (the Treasury Regulations), and judicial and administrative interpretations thereof, each as of the date of this prospectus, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. Any such changes could materially affect the continuing validity of this discussion.

This discussion addresses only U.S. Holders who hold their LiLAC Ordinary Shares as capital assets and will, after the Split-Off, hold the Splitco common shares as capital assets within the meaning of Section 1221 of

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 the Code (generally, property held for investment). This discussion does not address any aspects of U.S. taxation other than U.S. federal income taxation, is not a complete analysis or listing of all potential tax consequences with respect to the Split-Off and does not address all potential tax consequences that may be relevant to holders in light of their particular circumstances. Further, this discussion does not address holders who acquire Splitco common shares other than in the Split-Off in exchange for LiLAC Ordinary Shares or are subject to special treatment under U.S. federal income tax laws, such as:

•	tax-exempt organizations;

•	banks, financial institutions and insurance companies;

•	regulated investment companies;

•	dealers in stocks and securities;

•	traders or investors who elect the mark-to-market method of accounting;

•	persons who received LiLAC Ordinary Shares from the exercise of employee share options or otherwise as compensation;

•	persons who hold LiLAC Ordinary Shares and/or Liberty Global Ordinary Shares that are subject to one or more gain recognition agreements in respect of Liberty Global filed with the IRS;

•	persons who hold shares in a tax-qualified retirement plan, individual retirement account or other qualified savings account;

•	shareholders who hold shares as part of a hedge, straddle or a constructive sale or conversion transaction or other risk reduction or integrated investment transaction;

•	certain U.S. expatriates;

•	entities taxable as a partnership for U.S. federal income tax purposes and owners thereof; and

•	individuals who are not citizens or residents of the United States, foreign corporations and other foreign entities.

This discussion also does not address the effect of any U.S. state or local or foreign tax laws that may apply or the application of the U.S. federal estate and gift tax, the alternative minimum tax or the Medicare tax on net investment income. In addition, this discussion does not address the U.S. federal income tax consequences of the Split-Off to current holders of options, warrants or other rights to LiLAC Ordinary Shares.

Holders of LiLAC Ordinary Shares are urged to consult their own tax advisors as to the U.S. federal income tax treatment of the Split-Off and their subsequent ownership of Splitco common shares in light of their particular situation, as well as the applicability of any U.S. federal estate and gift, U.S. state or local or foreign tax laws to which you may be subject. U.K. tax residents and domiciliaries should refer to “—Material U.K. Tax Consequences of the Split-Off” above.

As used herein, the term “U.S. holder” means a beneficial owner of LiLAC Ordinary Shares, or after the completion of the Split-Off, Splitco common shares, that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (A) (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more United States persons have the authority to control all substantial decisions of the trust or (B) it has validly made an election to be treated as a United States person under applicable Treasury Regulations.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

It is a non-waivable condition to the completion of the Split-Off that we receive the opinion of Shearman & Sterling LLP, dated as of the date of the Split-Off, to the effect that, subject to the limitations and qualifications set forth in such opinion and generally described above, under current U.S. federal income tax law the Split-Off should qualify for shareholder non-recognition treatment under Section 355 of the Code, with the result that, for U.S. federal income tax purposes, no gain or loss should be recognized by, and no amount should be included in the income of, holders of LiLAC Ordinary Shares upon the receipt of Splitco common shares in the Split-Off.

Material U.S. Federal Income Tax Consequences of the Split-Off to U.S. Holders

If, as expected, the Split-Off qualifies for shareholder non-recognition treatment under Section 355 of the Code and related provisions, a U.S. holder of LiLAC Ordinary Shares generally should have the following tax consequences upon receipt of Splitco common shares:

•	such holder should recognize no gain or loss upon the receipt of Splitco common shares in the distribution;

•	such holder’s aggregate tax basis in its Splitco common shares should equal such holder’s aggregate tax basis in the LiLAC Ordinary Shares surrendered in exchange therefor; and

•	such holder’s holding period in its Splitco common shares should include such holder’s holding period in its LiLAC Ordinary Shares that are surrendered in exchange therefor.

Notwithstanding receipt by Liberty Global of the opinion from tax counsel, the IRS could assert that the Split-Off does not qualify for shareholder non-recognition treatment under Section 355 of the Code and related provisions. If the IRS were successful in taking this position, a U.S. holder of LiLAC Ordinary Shares would, depending on its particular circumstances, be treated either as having sold its LiLAC Ordinary Shares in exchange for Splitco common shares in a transaction in which capital gain or loss is recognized by such holder or as having received a distribution (likely to be taxed as a dividend) from Liberty Global in respect of its LiLAC Ordinary Shares (as determined below).

If the Split-Off were not to qualify for shareholder non-recognition treatment under Section 355 of the Code and related provisions, a holder should be treated as having sold the LiLAC Ordinary Shares in exchange for Splitco common shares, and thus should recognize capital gain or loss, if the exchange (a) results in a “complete termination” of such holder’s interest in Liberty Global, (b) results in a “substantially disproportionate” reduction in such holder’s interest or (c) is not “essentially equivalent to a dividend” with respect to such holder. In applying these tests, a holder should be treated as owning shares actually or constructively owned by certain related individuals and entities and shares which the holder has the right to acquire by exercise of an option. The Split-Off will result in a “complete termination” of a holder’s interest in Liberty Global if such holder does not own, actually or constructively, any Liberty Global Ordinary Shares. An exchange of LiLAC Ordinary Shares in exchange for Splitco common shares will be “substantially disproportionate” with respect to a holder if the percentage of the outstanding shares of Liberty Global Ordinary Shares actually and constructively owned by such holder immediately after the transaction is less than 80% of the percentage of the shares of Liberty Global Ordinary Shares and LiLAC Ordinary Shares actually and constructively owned by such holder immediately before the transaction. A holder will satisfy the “not essentially equivalent to a dividend” test if the reduction in such holder’s proportionate interest in Liberty Global as a result of the Split-Off constitutes a “meaningful reduction” in their interest given such holder’s particular facts and circumstances. The Internal Revenue Service has indicated in published rulings that any reduction in the percentage interest of a shareholder whose relative stock interest in a publicly held corporation is minimal (an interest of less than 1% should satisfy this requirement) and who exercises no control over corporate affairs should constitute such a “meaningful reduction.”

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

If a holder is treated as having sold its shares of LiLAC Ordinary Shares under the tests described above, such holder should recognize gain or loss equal to the difference between the fair market value of the Splitco common shares received and the holder’s tax basis in the LiLAC Ordinary Shares redeemed in exchange for the Splitco common shares. If a holder is not treated under the foregoing tests as having sold its LiLAC Ordinary Shares in exchange for Splitco common shares, the Split-Off should be treated as a distribution equal to the fair market value of the Splitco common shares received, which should be taxed (i) as a dividend to the extent of such holder’s pro rata share of Liberty Global’s current and accumulated earnings and profits (as determined for U.S. federal income purposes), then (ii) as a non-taxable return of capital to the extent of such holder’s tax basis in the LiLAC Ordinary Shares redeemed, and finally (iii) as capital gain with respect to the remaining value.

You should be aware that the conclusions set forth above are based in part in treating, for U.S. federal income tax purposes, the redesignation of the LiLAC Ordinary Shares as deferred shares together with their subsequent transfer and expected acquisition or cancellation. While there is no published authority on point, such treatment is consistent with the lack of economic rights for deferred shares and their expected ultimate acquisition or cancellation as part of the overall transaction.

Tax Return Requirements. Each U.S. holder that, immediately before the distribution, owned (i) at least 5% (by vote or value) of the total outstanding shares of Liberty Global or (ii) securities of Liberty Global with an aggregate tax basis of $1,000,000 or more must attach to such holder’s U.S. federal income tax return for the year in which our common shares are received a statement setting forth certain information related to the Split-Off.

Material U.S. Federal Income Tax Consequences of the Split-Off to Liberty Global

If the Split-Off qualifies under Section 355 of the Code and related provisions, Liberty Global generally should not recognize any gain or loss on the contribution of property to Splitco or the distribution of Splitco common shares to holders of LiLAC Ordinary Shares. By contrast, Liberty Global generally would recognize gain if the Split-Off does not qualify for favorable tax treatment under Section 355 of the Code and related provisions. However, any such gain recognized by Liberty Global generally should not be subject to U.S. federal income tax because Liberty Global is a foreign corporation for U.S. federal income tax purposes and generally is not a U.S. taxpayer.

Alternatively, if Section 355(e) of the Code applies to the distribution because, for example, 50% or more (by vote or value) of Splitco common shares, on the one hand, or Liberty Global Ordinary Shares, on the other, are acquired or issued as part of a plan or series of related transactions that includes the Split-Off and related internal restructuring, Liberty Global would recognize gain, but such gain generally should not be subject to U.S. federal income tax because Liberty Global is a foreign corporation for U.S. federal income tax purposes and generally is not a U.S. taxpayer. However, certain subsidiaries or affiliates of Liberty Global that are U.S. companies could incur significant U.S. federal income tax liabilities as a result of the application of Section 355(e) of the Code to the internal restructuring.

Material U.S. Federal Income Tax Considerations for U.S. Holders of Splitco Common Shares

Taxation of Cash Distributions on Splitco Common Shares. We do not anticipate making cash distributions on Splitco common shares for the foreseeable future. However, if cash distributions are made, subject to the discussion below under “—Splitco—Passive Foreign Investment Company Status,” the gross amount of any such cash distributions by Splitco on Splitco common shares will be taxable to U.S. holders as dividend income to the extent of Splitco’s earnings and profits (as determined for U.S. federal income tax purposes) or if no such determination can be made because of a lack of information or otherwise, then entirely as dividend income. With respect to non-corporate U.S. holders (including individuals), dividends received from a qualified foreign

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 corporation will be subject to U.S. federal income tax at preferential rates, provided that certain holding period requirements and other conditions are satisfied. If as expected Splitco common shares are listed on the Nasdaq, Splitco will be treated as a qualified foreign corporation. U.S. holders are urged to consult their own tax advisors regarding the availability of the preferential rate based on their particular situation. U.S. corporate holders generally will not be eligible for the dividends received deduction with respect to dividends received from Splitco. Dividends received from a foreign corporation, such as Splitco, generally are foreign-source income.

To the extent that the amount of any distribution exceeds Splitco’s earnings and profits (if such earnings and profits can be determined for U.S. federal income tax purposes), the distribution will first be treated as a tax-free return of capital (with a corresponding reduction in the adjusted tax basis of a U.S. holder’s Splitco common shares, as applicable), and thereafter will be taxed as capital gain recognized on a taxable disposition.

Dividends paid in a currency other than U.S. dollars will be included in a U.S. holder’s gross income in a U.S. dollar amount based on the spot exchange rate in effect on the date of actual or constructive receipt, whether or not the payment is converted into U.S. dollars at that time. The U.S. holder will have a tax basis in such currency equal to such U.S. dollar amount, and any gain or loss recognized upon a subsequent sale or conversion of the foreign currency for a different U.S. dollar amount will be U.S. source ordinary income or loss. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Taxation of Dispositions of Splitco Common Shares. Subject to the discussion below under “—Splitco—Passive Foreign Investment Company Status,” for U.S. federal income tax purposes, a U.S. holder will recognize taxable gain or loss on any sale or other taxable disposition of Splitco common shares in an amount equal to the difference between the amount realized from such sale or other taxable disposition and the U.S. holder’s adjusted tax basis in such shares (as determined above under “—Material U.S. Federal Income Tax Consequences of the Split-Off to U.S. Holders.”) Such recognized gain or loss generally will be capital gain or loss. Capital gains of non-corporate U.S. holders (including individuals) will be subject to U.S. federal income tax at preferential rates if the U.S. holder has a holding period in the Splitco common shares of greater than one year as of the date of the sale or other taxable disposition. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or other taxable disposition of Splitco common shares generally will be treated as U.S. source gain or loss.

Splitco—Passive Foreign Investment Company Status. Notwithstanding the foregoing, certain adverse U.S. federal income tax consequences could apply to a U.S. holder if Splitco is classified as a passive foreign investment company (PFIC). A non-U.S. corporation, such as Splitco, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains.

Based upon its business and operations, Splitco does not expect to be treated as a PFIC for U.S. federal income tax purposes for the taxable year of in which the Split-Off occurs or for foreseeable future taxable years. This conclusion is a factual determination, however, that must be made annually at the close of each taxable year and, thus, is subject to change. Further, it is difficult to accurately predict future assets and income relevant to the PFIC determination. Thus, there can be no assurance that Splitco will not be treated as a PFIC for any taxable year.

If Splitco were to be treated as a PFIC, U.S. holders of Splitco common shares could be subject to certain adverse U.S. federal income tax consequences with respect to gain realized on a taxable disposition of such

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 shares, and certain distributions received on such shares. In addition, dividends received with respect to Splitco common shares would not constitute qualified dividend income eligible for preferential tax rates if Splitco were treated as a PFIC for the taxable year of the dividend or for its preceding taxable year. Certain elections (including a mark-to-market election) may be available to U.S. holders to mitigate some of the adverse tax consequences resulting from PFIC treatment.

U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules to their investment in the Splitco common shares.

Information Reporting and Backup Withholding for U.S. Holders

In general, information reporting will apply to dividends in respect of Splitco common shares and the proceeds from the sale, exchange or redemption of Splitco common shares that are paid to holders within the United States (and in certain cases, outside the United States), unless the holder is an exempt recipient. A U.S. backup withholding tax (currently at a rate of 28%) may apply to such payments, if made by a U.S. paying agent or other U.S. intermediary, if a holder fails to provide a taxpayer identification number, or TIN, or certification of exempt status or fails to report in full dividend and interest income. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. The IRS may impose a penalty upon any taxpayer that fails to provide the correct TIN.

Certain U.S. holders of specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information relating to their Splitco common shares, subject to certain exceptions (including an exception for Splitco common shares held in accounts maintained by certain financial institutions), by attaching a properly completed IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their tax return for each year in which they hold Splitco common shares. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to the ownership of Splitco common shares.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SPLIT-OFF TO U.S. HOLDERS WITHOUT REGARD TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH LiLAC ORDINARY SHAREHOLDER. LiLAC ORDINARY SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE TRANSACTIONS, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS. U.K. TAX RESIDENTS AND DOMICILIARIES SHOULD REFER TO “—MATERIAL U.K. TAX CONSEQUENCES OF THE SPLIT-OFF” ABOVE.

Material Bermuda Tax Consequences of the Split-Off

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares or the Split-Off. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax will not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Conduct of the Business of the LiLAC Group if the Split-Off is Not Completed

If the Split-Off is not completed, Liberty Global intends to continue to conduct the businesses of the LiLAC Group in substantially the same manner as they are operated currently. From time to time, Liberty Global will evaluate and review its business operations, properties, dividend policy and capitalization, and make such changes as are deemed appropriate, and continue to seek to identify strategic opportunities to maximize shareholder value.

Amount and Source of Funds and Financing of the Split-Off; Expenses

It is expected that Liberty Global will incur an aggregate of $[●] million in expenses in connection with the Split-Off. These expenses will be comprised of:

•	approximately $[●] million in printing and mailing expenses associated with this prospectus;

•	approximately $[●] million in legal fees and expenses;

•	approximately $750,000 in accounting fees and expenses;

•	approximately $[●] million in SEC filing fees; and

•	approximately $[●] million in other miscellaneous expenses.

These expenses will be borne by us.

Accounting Treatment

The Split-Off will be accounted for at historical cost due to the fact that our common shares are to be distributed pro rata to holders of LiLAC Ordinary Shares.

No Appraisal Rights

Under the U.K. Companies Act 2006, holders of LiLAC Ordinary Shares will not have appraisal rights or similar rights in connection with the Split-Off.

Results of the Split-Off

Immediately following the Split-Off, we expect to have outstanding approximately [●] Class A common shares, [●] Class B common shares and [●] Class C common shares, based upon the number of shares of LILA, LILAB and LILAK, respectively, outstanding as of [●], 2017. The actual number of shares of our Class A Class B and Class C common shares to be distributed in the Split-Off will depend upon the actual number of shares of LILA, LILAB and LILAK outstanding on the record date. We currently expect the distribution ratio to be 1 to 1.

Immediately following the Split-Off, we expect to have approximately [●] holders of record of our Class A common shares, [●] holders of record of our Class B common shares and [●] holders of record of our Class C common shares, based upon the number of holders of record of LILA, LILAB and LILAK, respectively, as of [●], 2017 (which, in each case, does not include the number of shareholders whose shares are held of record by banks, brokerage houses or other institutions, but includes each such institution as one shareholder).

Listing and Trading of Our Common Shares

On the date of this prospectus, we are a direct wholly-owned subsidiary of Liberty Global. Accordingly, there is no public market for our common shares. We have applied to list our Class A and Class C common

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 shares on the Nasdaq Global Select Market under the symbols “[●]A” and “[●]K,” respectively. The approval of Nasdaq for the listing of our Class A and Class C common shares is a condition to the Split-Off, which may not be waived by the Liberty Global board.

Although no assurance can be given, we currently expect that our Class B common shares will be quoted on the OTC Markets under the symbol “[●]B.”

Neither we nor Liberty Global can assure you as to the trading price of any class of our common shares after the Split-Off.

Share Transfer Agent and Registrar

Computershare Trust Company, N.A. is the transfer agent and registrar for all classes of Liberty Global common shares, including the LiLAC Ordinary Shares, and Splitco common shares.

A register of holders of Splitco commons shares will be maintained by Conyers Corporate Services (Bermuda) Limited in Bermuda and a branch register will be maintained in the United States by Computershare.

Trading Prior to the Distribution Date

It is expected that the “ex-dividend” date for the Split-Off will be the first trading day following the distribution date. LiLAC Ordinary Shares will continue to trade on the Nasdaq Global Select Market in the regular way until the close of business on the distribution date. During this time, shares of LILA, LILAB and LILAK will trade with an entitlement to receive shares of the same class of Splitco common shares distributable in the Split-Off. Therefore, even if you are a holder of shares of LILA, LILAB and LILAK on the record date, you will be entitled to receive the Splitco common shares issuable in respect of those shares only if you also hold the LiLAC Ordinary Shares on the distribution date. If you are a holder of shares of LILA, LILAB or LILAK on the record date but sell them between the record date and the distribution date, you will not be entitled to receive the shares of Splitco common shares issuable in respect of those shares sold. On the first day of trading following the distribution date, our Class A common shares and our Class C common shares will begin trading under the symbols “[●]A” and “[●]K,” respectively. Although no assurance can be given, we currently expect that our Class B common shares will be quoted on the OTC Markets under the symbol “[●]B.”

Reasons for Furnishing This Prospectus

This prospectus is being furnished solely to provide information to holders of LiLAC Ordinary Shares who will receive Splitco common shares in the Split-Off. We believe that the information contained in this prospectus is accurate as of the date set forth on the cover. Changes to the information contained in this prospectus may occur after that date, and neither Splitco nor Liberty Global undertakes any obligation to update the information except in the normal course of our respective public disclosure obligations and practices.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CAPITALIZATION

The following table sets forth (i) Splitco’s cash and cash equivalents and capitalization as of June 30, 2017 on a historical basis and (ii) Splitco’s adjusted cash and cash equivalents and capitalization assuming the Split-Off was completed on June 30, 2017. The table below should be read in conjunction with the accompanying LatAm Group December 31, 2016 Combined Financial Statements and LatAm Group June 30, 2017 Combined Financial Statements, including the notes thereto.

	June 30, 2017
	Historical	As Adjusted
	in millions
Cash and cash equivalents	$598.9	$598.9

Long-term debt and capital lease obligations	$6,007.4	$6,007.4

Equity:
Common shares (a)	—	1.7
Additional paid-in capital (a)	—	4,394.4
Accumulated net contributions (a)	4,396.1	—
Accumulated loss	(266.6)	(266.6)
Accumulated other comprehensive loss, net of taxes	(66.2)	(66.2)

Total parent’s equity	4,063.3	4,063.3

Noncontrolling interests	1,478.8	1,478.8

Total capitalization	$11,549.5	$11,549.5

(a)	The “As Adjusted” amounts reflect the issuance of 48,871,500, 1,946,579 and 120,770,789 Class A common shares, Class B common shares and Class C common shares, respectively (each with a par value of $0.01 per share) in connection with the consummation of the Split-Off. The Split-Off will be accounted for at historical cost due to the fact that our common shares are to be distributed pro rata to holders of LiLAC Ordinary Shares.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

SELECTED FINANCIAL DATA

The following tables present selected historical financial information of LatAm Group. The selected financial data (i) as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 has been derived from the June 30, 2017 condensed combined financial statements of the LatAm Group (the LatAm Group June 30, 2017 Combined Financial Statements), (ii) as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 has been derived from the December 31, 2016 combined financial statements of the LatAm Group (the LatAm Group December 31, 2016 Combined Financial Statements) and (iii) as of December 31, 2014, 2013 and 2012 and for the years ended December 31, 2013 and 2012 has been derived from unaudited combined financial information with respect to the entities that comprise the LatAm Group. This information is only a summary and should be read together with the LatAm Group’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and the LatAm Group June 30, 2017 Combined Financial Statements and the LatAm Group December 31, 2016 Combined Financial Statements included elsewhere herein. In the following text, the terms “we,” “our,” “our company” and “us” refer to the LatAm Group.

	June 30, 2017	December 31,
		2016	2015	2014	2013	2012
	in millions
Summary Balance Sheet Data (a):
Property and equipment, net	$4,051.4	$3,860.9	$843.5	$824.6	$869.1	$1,021.5
Goodwill	$6,148.3	$6,353.5	$775.6	$787.3	$855.5	$904.8
Total assets	$14,139.5	$14,143.9	$3,238.1	$2,738.4	$3,409.4	$2,902.8
Debt and capital lease obligations, including current portion	$6,207.5	$6,047.9	$2,305.4	$2,040.9	$1,319.9	$1,299.1
Total combined equity	$5,542.1	$5,660.4	$270.8	$69.1	$1,499.3	$962.8

	Six months ended June 30,		Year ended December 31,
	2017	2016	2016	2015	2014	2013	2012
	in millions, except per share amounts
Summary Statement of Operations Data (a):
Revenue	$1,831.8	$906.8	$2,723.8	$1,217.3	$1,204.6	$1,288.8	$1,086.1
Operating income	$296.7	$39.1	$319.1	$248.1	$228.4	$22.9	$122.9
Net earnings (loss) (b)	$(2.1)	$(155.4)	$(404.0)	$45.8	$9.7	$(53.0)	$62.2
Net earnings (loss) attributable to parent entities	$(34.0)	$(162.8)	$(432.3)	$38.0	$12.0	$(39.1)	$43.6
Unaudited pro forma net earnings (loss) attributable to parent entities per ordinary share—basic (c)	$(0.20)	$(2.12)	$(3.44)	$0.87	$0.27	$(0.89)	$0.99

(a)	We acquired CWC on May 16, 2016, Choice on June 3, 2015 and OneLink on November 8, 2012.
(b)	Includes net earnings (loss) attributable to noncontrolling interests of $31.9 million, $7.4 million, $28.3 million, $7.8 million, ($2.3 million), ($13.9 million) and $18.6 million, respectively.
(c)

Amounts are calculated based on a pro forma weighted average number of LiLAC Ordinary Shares outstanding of 172,410,613, 76,826,133, 125,627,811, 43,920,678, 43,925,871, 43,925,871 and 43,925,871, respectively. The share amounts for the six months ended June 30, 2016 and the year ended December 31, 2016 represent the actual weighted average number of LiLAC Ordinary Shares outstanding during each

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 period, as adjusted to reflect the total 117,430,965 Class A and Class C LiLAC Ordinary Shares issued to holders of Class A and Class C Liberty Global Ordinary Shares pursuant to the LiLAC Distribution (as defined in note 4 to the LatAm Group December 31, 2016 Combined Financial Statements) as if such distribution was completed on the May 16, 2016 date of the CWC Acquisition. The share amount for the year ended December 31, 2015 represents the actual weighted average number of LiLAC Ordinary Shares outstanding for the period from July 1, 2015 through December 31, 2015, as adjusted to reflect the LiLAC Transaction as if such transaction was completed on January 1, 2015. The share amounts for the years ended December 31, 2014, 2013 and 2012, represent the number of LiLAC Ordinary Shares issued on July 1, 2015 upon completion of the LiLAC Transaction as if such shares were issued since January 1, 2012.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

DESCRIPTION OF OUR BUSINESS

We are currently a direct wholly-owned subsidiary of Liberty Global. Shortly before the Split-Off, Liberty Global will transfer to us all the businesses, assets and liabilities that are attributed to the LiLAC Group. The discussion below assumes the completion of that transfer and the Split-Off.

Overview

We are a leading telecommunications company with operations in Chile, Puerto Rico, the Caribbean and other parts of Latin America.

The communications and entertainment services that we deliver to our residential and business customers include video, broadband internet, telephony and mobile services. In most of our operating footprint, we offer a “triple play” of bundled services of digital video, internet and telephony in one subscription. We are also bundling, where available, mobile offerings with the triple play products to offer a “quad play,” or fixed-mobile convergence service. Available fixed service offerings depend on the bandwidth capacity of a particular system and whether it has been upgraded for two-way communications.

Our business products and services also include enterprise-grade connectivity, data center, hosting and managed solutions, as well as IT solutions with customers ranging from small and medium enterprises to international companies and governmental agencies. We also operate an extensive sub-sea and terrestrial fiber optic cable network that connects over 40 markets in the region, providing connectivity both within and outside our operating footprint.

We are the largest fixed-line provider of high-speed broadband and video services across a number of our markets, including Chile, Puerto Rico, Jamaica, Barbados and Trinidad and Tobago. We also operate the largest telephony network, in terms of fixed-line telephony subscribers, in each of Panama, Jamaica, Barbados, the Bahamas and in almost all of the other Caribbean countries where we provide residential communications services. In addition, we offer mobile services throughout most of our operating footprint. Across CWC’s markets, we are a mobile network operator in Panama and most of our Caribbean markets, including the Bahamas and Jamaica. As a network provider, we are able to offer a full range of voice and data services, including value-added, data-based and fixed-mobile converged services. In Chile, VTR provides mobile services as a MVNO and leases a third-party’s radio access network, which permits VTR to offer its mobile services without having to own and operate a cellular radio tower network.

We have expanded our footprint through new build projects and strategic acquisitions. Our new build projects consist of network programs pursuant to which we connect additional homes and businesses to our broadband communications network. We are also upgrading networks to make them two-way compatible. During 2015 and 2016, we connected or upgraded approximately 430,000 additional homes and commercial premises, including homes and commercial premises connected by CWC prior to its acquisition by Liberty Global on May 16, 2016, to our two way networks. We have made strategic acquisitions to drive scale benefits across our business, enhancing our ability to innovate and deliver quality services, content and products to our customers. Within the last five years, we completed the following acquisitions:

•	The acquisition on May 16, 2016, of CWC. “Cable & Wireless” is a well-recognized and respected brand that has been in use for more than 70 years.

•	The acquisition on June 3, 2015, of Choice Cable TV, a cable and broadband services provider in Puerto Rico, which has been integrated into our Liberty Puerto Rico operations. Searchlight owns the 40% of Liberty Puerto Rico that we do not own.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

•	The acquisition on November 8, 2012, of San Juan Cable LLC, d/b/a OneLink Communications, a broadband communications operator in Puerto Rico. OneLink Communications has been integrated into our Liberty Puerto Rico operations.

We operate under the following brands in the locations indicated below.

Brand	Entity	Location	Ownership

	VTR	Chile	100%

	CWC	Caribbean, Latin America & Seychelles	100%*

	Liberty Puerto Rico	Puerto Rico	60%

(*)	The operations of CWC are provided through various consolidated subsidiaries, including the following subsidiaries where we own less than 100%: CWC Panama (a 49.0%-owned entity that owns most of our operations in Panama); CWC BTC (a 49.0%-owned entity that owns all of our operations in the Bahamas); and CWC Jamaica (an 82.0%-owned entity that owns the majority of our operations in Jamaica). Prior to September 1, 2017, CWC indirectly owned 81.1% of CWC Barbados (which conducts part of our operations in Barbados). Effective as of September 1, 2017, a subsidiary of CWC completed the acquisition of the remaining 18.9% of CWC Barbados not already indirectly owned by CWC, such that CWC Barbados is now 100% indirectly owned by CWC.

The following tables present certain operating data as of June 30, 2017, with respect to our fixed-line networks. The tables reflect 100% of the data applicable to each of our subsidiaries, regardless of our ownership percentage. Percentages are rounded to the nearest whole number. Subscriber information for CWC, which was acquired in May 2016, is preliminary and subject to adjustment until we have completed our review of such information and determined that it is presented in accordance with our policies.

Consolidated Operating Data

				Video
	Homes Passed (1)	Two-way Homes Passed (2)	Fixed-line Customer Relationships (3)	Basic Video Subscribers (4)	Enhanced Video Subscribers (5)	DTH Subscribers (6)	Total Video	Internet Subscribers (7)	Telephony Subscribers (8)	Total RGUs (9)	Total Mobile Subscribers (10)
Chile	3,319,300	2,817,200	1,375,500	73,000	992,100	—	1,065,100	1,143,400	646,200	2,854,700	193,000
Puerto Rico	1,103,600	1,103,600	405,900	—	258,700	—	258,700	334,200	210,300	803,200	—
Panama	528,400	472,100	187,600	—	45,200	36,200	81,400	101,300	124,500	307,200	1,765,300
Jamaica	426,500	416,500	261,200	—	95,200	—	95,200	148,200	196,200	439,600	933,900
Trinidad	312,900	312,900	161,100	—	111,600	—	111,600	123,400	38,000	273,000	—
Barbados	123,100	123,100	97,400	—	17,400	—	17,400	61,900	77,600	156,900	125,600
Bahamas	128,900	128,900	52,000	—	5,500	—	5,500	27,200	52,000	84,700	285,200
Other CWC	356,300	336,500	206,700	11,300	68,000	—	79,300	122,000	107,900	309,200	391,300

Total	6,299,000	5,710,800	2,747,400	84,300	1,593,700	36,200	1,714,200	2,061,600	1,452,700	5,228,500	3,694,300

(1)	Homes Passed are homes, residential multiple dwelling units or commercial units that can be connected to our networks without materially extending the distribution plant, except for DTH homes. Certain of our Homes Passed counts are based on census data that can change based on either revisions to the data or from new census results. We do not count homes passed for DTH.
(2)	Two-way Homes Passed are Homes Passed by those sections of our networks that are technologically capable of providing two-way services, including video, internet and telephony services.
(3)	Fixed-line Customer Relationships are the number of customers who receive at least one of our video, internet or telephony services that we count as RGUs, without regard to which or to how many services they subscribe. To the extent that RGU counts include equivalent billing unit (EBU) adjustments, we reflect corresponding adjustments to our Customer Relationship counts. For further information regarding our EBU calculation, see “—Additional General Notes to Tables.” Customer Relationships generally are counted on a unique premises basis. Accordingly, if an individual receives our services in two premises (e.g., a primary home and a vacation home), that individual generally will count as two Customer Relationships. We exclude mobile-only customers from Customer Relationships.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

(4)	Basic Video Subscriber is a home, residential multiple dwelling unit or commercial unit that receives our video service over our broadband network either via an analog video signal or via a digital video signal without subscribing to any recurring monthly service that requires the use of encryption-enabling technology. Encryption-enabling technology includes smart cards, or other integrated or virtual technologies that we use to provide our enhanced service offerings. With the exception of RGUs that we count on an EBU basis, we count RGUs on a unique premises basis. In other words, a subscriber with multiple outlets in one premises is counted as one RGU and a subscriber with two homes and a subscription to our video service at each home is counted as two RGUs. We exclude DTH Subscribers from Basic Video Subscribers.
(5)	Enhanced Video Subscriber is a home, residential multiple dwelling unit or commercial unit that receives our video service over our broadband network or through a partner network via a digital video signal while subscribing to any recurring monthly service that requires the use of encryption-enabling technology. Enhanced Video Subscribers that are not counted on an EBU basis are counted on a unique premises basis. For example, a subscriber with one or more set-top boxes that receives our video service in one premises is generally counted as just one subscriber. An Enhanced Video Subscriber is not counted as a Basic Video Subscriber. As we migrate customers from basic to enhanced video services, we report a decrease in our Basic Video Subscribers equal to the increase in our Enhanced Video Subscribers.
(6)	DTH Subscriber is a home, residential multiple dwelling unit or commercial unit that receives our video programming broadcast directly via a geosynchronous satellite.
(7)	Internet Subscriber is a home, residential multiple dwelling unit or commercial unit that receives internet services over our networks, or that we service through a partner network. Our Internet Subscribers do not include customers that receive services from dial-up connections.
(8)	Telephony Subscriber is a home, residential multiple dwelling unit or commercial unit that receives voice services over our networks. Telephony Subscribers exclude mobile telephony subscribers.
(9)	RGU is separately a Basic Video Subscriber, Enhanced Video Subscriber, DTH Subscriber, Internet Subscriber or Telephony Subscriber (each as defined and described below). A home, residential multiple dwelling unit, or commercial unit may contain one or more RGUs. For example, if a residential customer in our Chilean market subscribed to our enhanced video service, fixed-line telephony service and broadband internet service, the customer would constitute three RGUs. Total RGUs is the sum of Basic Video, Enhanced Video, DTH, Internet and Telephony Subscribers. RGUs generally are counted on a unique premises basis such that a given premises does not count as more than one RGU for any given service. On the other hand, if an individual receives one of our services in two premises (e.g., a primary home and a vacation home), that individual will count as two RGUs for that service. Each bundled cable, internet or telephony service is counted as a separate RGU regardless of the nature of any bundling discount or promotion. Non-paying subscribers are counted as subscribers during their free promotional service period. Some of these subscribers may choose to disconnect after their free service period. Services offered without charge on a long-term basis (e.g., VIP subscribers, free service to employees) generally are not counted as RGUs. We do not include subscriptions to mobile services in our externally reported RGU counts. In this regard, our June 30, 2017 RGU counts exclude our separately reported postpaid and prepaid mobile subscribers.
(10)	Our mobile subscriber count represents the number of active subscriber identification module (SIM) cards in service rather than services provided. For example, if a mobile subscriber has both a data and voice plan on a smartphone this would equate to one mobile subscriber. Alternatively, a subscriber who has a voice and data plan for a mobile handset and a data plan for a laptop (via a dongle) would be counted as two mobile subscribers. Customers who do not pay a recurring monthly fee are excluded from our mobile telephony subscriber counts after periods of inactivity ranging from 30 to 90 days, based on industry standards within the respective country. In a number of countries, our mobile subscribers receive mobile services pursuant to prepaid contracts. As of June 30, 2017, the prepaid mobile subscriber count included the following: Panama (1,599,200), Jamaica (914,900), Bahamas (255,600), Barbados (96,800), Chile (7,100) and twelve remaining CWC geographies (333,100).

Additional General Notes to Table:

Most of our broadband communications subsidiaries provide telephony, broadband internet, data, video or other business-to-business (B2B) services. Certain of our B2B service revenue is derived from small office/home office (SOHO) subscribers that pay a premium price to receive enhanced service levels along with video, internet or telephony services that are the same or similar to the mass marketed products offered to our residential subscribers. All mass marketed products provided to SOHOs, whether or not accompanied by enhanced service levels and/or premium prices, are included in the respective RGU and customer counts of our broadband communications operations, with only those services provided at premium prices considered to be “SOHO RGUs” or “SOHO customers.” To the extent our existing customers upgrade from a residential product offering to a SOHO product offering, the number of SOHO RGUs or SOHO customers will increase, but there is no impact to our total RGU or customer counts. Due to system limitations, SOHO customers of CWC are not included in our respective RGU and customer counts as of June 30, 2017. With the exception of our B2B SOHO subscribers, we generally do not count customers of B2B services as customers or RGUs for external reporting purposes.

Certain of our residential and commercial RGUs are counted on an EBU basis, including residential multiple dwelling units and commercial establishments, such as bars, hotels and hospitals, in Chile and Puerto Rico. Our EBUs are generally calculated by dividing the bulk price charged to accounts in an area by the most prevalent price charged to non-bulk residential customers in that market for the comparable tier of service. As such, we may experience variances in our EBU counts solely as a result of changes in rates.

While we take appropriate steps to ensure that subscriber statistics are presented on a consistent and accurate basis at any given balance sheet date, the variability from country to country in (i) the nature and pricing of products and services, (ii) the distribution platform, (iii) billing systems, (iv) bad debt collection experience and (v) other factors add complexity to the subscriber counting process. We periodically review our subscriber counting policies and underlying systems to improve the accuracy and consistency of the data reported on a prospective basis. Accordingly, we may from time to time make appropriate adjustments to our subscriber statistics based on those reviews.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Subscriber information for acquired entities, including CWC, is preliminary and subject to adjustment until we have completed our review of such information and determined that it is presented in accordance with our policies.

Network & Product Penetration Data (%)

	Chile	Panama	Puerto Rico	Jamaica	Trinidad & Tobago	Barbados	Bahamas	Other CWC
Network Data:
Two-way homes passed percentage (1)	85	89	100	98	100	100	100	94
Homes passed percentage—Cable (2)	100	49	100	63	100	—	—	52
Homes passed percentage—FTTx (2)	—	—	—	—	—	100	27	4
Homes passed percentage—(V)DSL (2)	—	51	—	37	—	—	73	44
Product Penetration:
Television penetration (3)	32	9	23	22	36	14	4	22
Enhanced video penetration (4)	93	100	100	100	100	100	100	86
Broadband internet penetration (5)	41	21	30	36	39	50	21	36
Fixed telephony penetration (5)	23	26	19	47	12	63	40	32
Double-play penetration (6)	28	35	12	31	31	38	42	40
Triple-play penetration (6)	40	15	43	18	19	11	11	5

(1)	Percentage of total homes passed that are two-way homes passed.
(2)	Percentage of two-way homes passed served by a cable, FTTx or DSL network.
(3)	Percentage of total homes passed that subscribe to television services (Basic Video or Enhanced Video).
(4)	Percentage of television subscribers (Basic Video and Enhanced Video Subscribers) that are Enhanced Video Subscribers.
(5)	Percentage of two-way homes passed that subscribe to broadband internet or fixed-line telephony services, as applicable.
(6)	Percentage of total customers that subscribe to two services (double-play customers) or three services (triple-play customers) offered by our operations (video, broadband internet and fixed-line telephony), as applicable.

Video, Broadband Internet & Fixed-Line Telephony and Mobile Services

	Chile	Panama	Puerto Rico		Jamaica	Trinidad & Tobago		Barbados	Bahamas	Other CWC
Video services:									(V)DSL/ FTTx	(V)DSL/ HFC/FTTx
Network System (1)	HFC	(V)DSL/HFC	HFC		(V)DSL/HFC	HFC		FTTx

Broadband internet service:
Maximum download speed offered (Mbps)	200	300	300	(3)	100	240	(4)	1,000	300	480(5)

Mobile systems:
Number of Mobile SIM cards (in 000’s) (2)	193	1,765			934			126	285	391
Prepaid	7	1,599			915			97	256	333
Postpaid	186	166			19			29	30	58

(1)	These are the primary systems used for delivery of services in the countries indicated. “HFC” refers to hybrid fiber coaxial cable networks. “(V)DSL” refers to both our DSL and VDSL networks.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

(2)	Represents the number of active SIM cards in service. See note 10 to the above table captioned “Consolidated Operating Data.”
(3)	In certain areas, speeds of up to 400 Mbps are available.
(4)	Speeds of up to 1 Gbps are available in limited areas.
(5)	The majority of the “Other CWC” operations offer speeds of up to 100 Mbps.

Products and Services

We offer our customers a comprehensive set of converged mobile, broadband, video and fixed-line telephony services. In the table below, we identify the services we offer in each of the countries in the Caribbean and Latin American where we have operations.

	Mobile	Internet	Video[1]	Telephony
Chile	X	X	X	X
Panama	X	X	X	X
Puerto Rico		X	X	X
Jamaica	X	X	X	X
Trinidad & Tobago		X	X	X
Barbados	X	X	X	X
The Bahamas	X	X	X	X
Anguilla	X	X	X	X
Antigua & Barbuda	X	X	X	X
British Virgin Islands	X	X	X	X
Cayman Islands	X	X	X	X
Curaçao		X	X	X
Dominica	X	X	X	X
Grenada	X	X	X	X
Montserrat	X	X		X
Seychelles	X	X	X	X
St Kitts & Nevis	X	X		X
St Lucia	X	X	X	X
St Vincent & the Grenadines	X	X	X	X
Turks & Caicos	X	X	X	X

(1)	Video services are offered through HFC, FTTx, DTH and VDSL delivery platforms.

We believe that our ability to offer our customers greater choice and selections in bundling their services enhances the attractiveness of our service offerings, improves customer retention, minimizes churn and increases overall customer lifetime value.

Residential Services

Mobile Services. We offer mobile services throughout most of our operating footprint. We are a mobile network provider in Panama and most of our Caribbean markets, including the Bahamas and Jamaica. As a mobile network provider, we are able to offer a full range of voice and data services, including value-added services such as mobile internet, email access and short message service (SMS). Where available, our mobile services allow us to provide an extensive converged product offering, bundled with video, internet and fixed-line telephony, allowing our customers connectivity in and out of the home. We hold spectrum licenses as a mobile network provider, with terms typically ranging from 10 to 15 years.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

In Chile we provide mobile services as a MVNO, where VTR leases a third-party’s radio access network. This arrangement permits us to offer our customers in Chile mobile services without our having to own and operate a cellular radio tower network.

Subscribers to our mobile services pay varying monthly fees depending on whether the mobile service is bundled with one of our other services or includes mobile data services over their phones, tablets or laptops. Our mobile services are available on a postpaid or prepaid basis, with most customers purchasing a prepaid plan. We offer our customers the option to purchase mobile handsets with purchase terms typically related to whether the customer selects a prepaid or postpaid plan. Customers selecting a prepaid plan or service pay in advance for a pre-determined amount of airtime or data and generally do not enter into a minimum contract term. Customers subscribing to a postpaid plan generally enter into contracts ranging from 12 to 24 months. The long-term contracts are often taken with a subsidized mobile handset. For each SIM card, we typically charge a one-time activation fee to our prepaid customers. Calls within and out of network incur a separate charge if not covered within a prepaid plan or under a postpaid monthly service plan. Our mobile services include voice, SMS and internet access via data plans.

Telephony Services. CWC is the incumbent fixed-line telephony service provider in many of its Caribbean markets and in certain markets is the sole fixed-line provider. VTR is the second largest residential fixed-line telephony operator, and the leading provider within our footprint.

We offer multi-feature telephony service over our various fixed networks, including cable, DSL, FTTx and copper networks. Depending on location, these services are provided via either circuit-switched telephony or voice-over-internet-protocol (VoIP) technology. As the need arises, we are replacing obsolete switches with VoIP technology and older copper networks with modern fiber optics, as we continue to develop and invest in new technologies that will enhance our customers’ experiences. These digital telephony services range from usage-based to unlimited international, local and domestic services.

Video Services. We offer video services in Chile and Puerto Rico and in most of our CWC residential markets, including Panama, Jamaica, Trinidad and Tobago, Barbados and the Bahamas. To meet the demands of our customers, we have enhanced our video services with next generation, market leading digital television platforms that enable our customers to control when and where they watch their programming. These advanced services are delivered over our FTTx, VDSL and hybrid fiber coaxial cable networks and include an advanced electronic programming guide, DVR and VoD. In certain of our markets, customers can pause their programming while the live broadcast is in progress.

In most of our markets, customers have access to VoD, which offers thousands of movies and other video content, including kids programming, documentaries, adult, sports and television series. Our VoD service features content available on a transaction basis and VoD content available with the channel tiers, as we offer several premium channels. Customers who subscribe to our video service receive a VoD enabled set-top box without an additional monthly charge. We tailor our VoD services to the specific market based on available content, consumer preferences and competitive offers. We continue to develop our VoD services to provide a growing collection of programming from leading local and international suppliers.

In Chile, VTR has launched the Horizon TV platform, enabling next-generation video experiences for its customers, including TV apps such as YouTube, as well as recommended programming, progressive global search and rich metadata and poster art to help in content discovery. VTR is currently working to implement Horizon Go, which would extend the advanced Horizon TV experience to connected devices beyond the set-top box, including mobile phones, tablets and the internet. In several of our Caribbean markets, we offer a comprehensive internet streaming video service (marketed as “Flow ToGo and “Master ToGo”) that allows our video customers to stream an increasing number video channels anywhere they have a broadband connection in

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 and out of the home and on multiple devices. A video streaming service is also available in Puerto Rico where our video customers can stream over 45 real-time video channels.

All of our operations with fixed video services offer multiple tiers of digital video programming starting with a basic video service (including audio services). In addition to the basic tier of service, subscribers have the option to select extended and premium subscription tiers. Generally, fixed digital video services are encrypted and require a set-top box provided by us that also enables access to enhanced features such as video on demand. Subscribers to our basic video services pay a fixed monthly fee and generally receive at least 100 video channels, including a number of HD channels (and several digital radio channels). This service includes VoD access and an electronic programming guide. We also offer a variety of premium channel packages, including HD channels. For an additional monthly charge, a subscriber may upgrade to one of our extended digital tier services and receive an increased number of video channels, which include channels in the basic tier of service and additional HD channels. Subscribers may also subscribe to one or more packages of premium channels for an additional monthly charge. In the few markets where our analog service is still available, subscribers to that service typically receive fewer channels than subscribers to our basic video service, with the number of channels dependent on their location. Subscribers to our digital services in each case receive the channels available through our analog service. We operate the leading Caribbean sports network, Flow Sports, which provides exclusive full coverage of the Premier League and other leading sporting events.

We tailor our video services in each country of operation based on the programing preferences, culture, demographics and local regulatory requirements. Our channel offerings include local and international general entertainment, sports, movies, documentaries, life styles, news, adult, children and foreign channels, as well as U.S. broadcast network channels. In all of our video operations, we continue to upgrade our systems to expand our digital services and encourage our remaining analog subscribers to convert to a digital or premium digital service. Discounts to our monthly service fees generally are available to any subscriber who selects a bundled service of at least any two of the following services: video, internet, fixed-line telephony and mobile. In Chile, we do not bundle our mobile services due to regulatory constraints.

Internet Services. Our customers are increasingly using online communications. To support our customers’ expectations for seamless connectivity, we are expanding our networks to make ultrafast broadband available to more people. This includes investment in the convergence of our fixed and mobile data systems and making wireless systems available in the home. In 2016, we improved the connectivity of over 350,000 homes in Chile, Puerto Rico, Panama and other CWC markets through network extensions and upgrade projects. This year, we intend to further improve connectivity to a significant number of homes through network extensions and upgrades, including migrating customers from legacy copper networks to cable or fiber networks. We launched the Connect Box to our subscribers in Chile and Puerto Rico and, in 2017, have begun expansion of the Connect Box to various CWC markets. The Connect Box is a next generation WiFi and telephony gateway that enables us to maximize the impact of our ultrafast broadband networks by providing reliable wireless connectivity anywhere in the home. This gateway can be self-installed and has an automatic WiFi optimization function, which selects the best possible wireless frequency at any given time.

The internet speeds we offer are one of our differentiators, as customers spend more time streaming video and other bandwidth-heavy services on multiple devices. As a result, we are continuing to invest in additional bandwidth and technologies to increase internet speeds throughout our Latin America and Caribbean footprint. We have increased the top tier internet speed for our customers in Chile to 200 Mbps and in Puerto Rico to 300 Mbps. In certain areas of Puerto Rico, download speeds of up to 400 Mbps are available. We have also increased our broadband internet speeds in the CWC footprint following the deployment of FTTx in Barbados and upgrades to our networks in Panama and Jamaica. We plan to continue the upgrade and expansion of our fixed networks so that we can deploy high-speed internet service to additional customers in the coming years.

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Our residential subscribers access the internet via DSL over our fixed-line telephony networks or hybrid fiber coaxial cable networks and with cable modems connected to their internet capable devices, including personal computers, or wirelessly via the Connect Box. In each of our markets, we offer multiple tiers of internet service. The speed of service depends on location and the tier of service selected by our subscriber.

Our internet service generally includes email, address book and parental controls with value-added services available for additional incremental charges. Our value-added services include security measures and online storage. Mobile broadband internet services are also available through our mobile services described above. Subscribers to our internet service pay a monthly fee based on the tier of service selected. In addition to the monthly fee, customers pay an activation service fee upon subscribing to an internet service. This one-time fee may be waived for promotional reasons. We determine pricing for each different tier of internet service through an analysis of speed, market conditions and other factors.

Business Services

CWC is one of the largest business service providers in its markets, and business services represent a significant portion of CWC’s revenue. We also are one of the largest business service providers in Puerto Rico. We also offer connectivity and wholesale solutions to carriers and businesses throughout the Caribbean and in parts of Latin America via our sub-sea and terrestrial fiber optic cable networks. Our systems include long-haul terrestrial backbone and metro fiber networks that provide access to major commercial zones, wireless carrier cell sites and customers in key markets within our operating footprint. Our networks deliver critical infrastructure for the transit of growing traffic from businesses, governments and other telecommunications operators across the region, particularly to the high-traffic destination of the United States.

Below is a map of our sub-sea fiber network.

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With over 48,000 km of fiber optic cable, and a capacity of over 3 Tbps (terabytes per second), CWC is able to carry large volumes of voice and data traffic on behalf of our customers, businesses and carriers. CWC’s networks also allow us to provide point-to-point, clear channel wholesale broadband capacity services, superior switching and routing capabilities and local network services to telecommunications carriers, internet service providers (ISPs) and large corporations. In case of outages on portions of the cable systems, our network provides inbuilt resiliency due to the capability of re-routing traffic. CWC is highly regarded for its wholesale services. In 2016, it was recognized for its innovation and excellence in wholesale services at the 2016 Global Carrier Awards where it received the Best Caribbean Wholesale Carrier Award for the fourth consecutive year. At the 2016 MEF Excellence Awards, CWC received the Wholesale Service Provider of the Year Award and the Service Innovation of the Year Award. In 2017, CWC won the Wholesale Service Innovation worldwide award category in the Global Telecom Business Telecoms Innovation Awards.

Our business operations service small, medium and international companies, governments and governmental agencies. Within the business community, we target specific industry segments, such as financial institutions, the hospitality sector, healthcare facilities, education institutions and government offices. We offer tailored solutions that combine our standard services with value added features, such as dedicated customer care and enhanced service performance monitoring. Our business products and services include voice, broadband, enterprise-grade connectivity, data center, hosting and managed solutions, as well as IT solutions. We also offer a range of data, voice and internet services to carriers, ISPs and mobile operators. Our extensive fiber optic cable networks allow us to deliver redundant, end-to-end connectivity. It also allows us to provide business customers our services over dedicated fiber lines and local networks; thereby, seamlessly connecting businesses anywhere in the region.

Our business services fall into five broad categories:

•	VoIP and circuit-switch telephony, hosted private branch exchange solutions and conferencing options;

•	data services for internet access, virtual private networks and high capacity point-to-point services;

•	wireless services for mobile voice and data, as well as WiFi networks;

•	video programming packages and select channel lineups for targeted industries; and

•	value added services, including webhosting, managed security systems and storage and cloud enabled software.

We offer a comprehensive range of information and communication technology solutions to businesses and governmental agencies, including a full suite of cloud-based services, as well as a suite of commercial grade triple-play services. Our telephony and telecommunication services include flexible call handling, teleconferencing, voice mail and other premium calling features, as well as security, surveillance and backup services. We believe that the extensive reach of our network and assets, as well as our comprehensive set of capabilities means that we are well-positioned to meet the needs of high-value business and government customers that are increasingly searching for a single provider to manage their ever more complex communications, connectivity and information technology needs.

We work with businesses to customize their IT services based on the needs of the business. For these tailored services we enter into individual long-term agreements. For SOHO and small business customers, we generally enter into standard service agreements with contractually established prices based on the size of the business, the services received and the volume and duration of the services. We also have agreements to provide our services to our business customers over dedicated fiber lines and third-party fiber networks. Our intermediate to long-term strategy is to enhance our capabilities and offerings in the business sector so we become a preferred provider in the business market. To execute this strategy successfully, customer care is a key driver.

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Technology

In many of our markets our broadband internet, video and fixed-line telephony services are transmitted over a hybrid fiber coaxial cable network. This network is composed primarily of fiber networks that are connected to the home over the last few hundred meters by coaxial cable. In several of our Caribbean markets, our services are transmitted over a fixed network consisting of FTTx, VDSL or copper lines. Approximately 90% of our network allows for two-way communications and is flexible enough to support our current services as well as new services.

We closely monitor our network capacity and customer usage. We continue to take actions and explore improvements to our technologies that will increase our capacity and enhance our customer’s connected entertainment experience. These actions include:

•	recapturing bandwidth and optimizing our networks by:

•	increasing the number of nodes in our markets;

•	increasing the bandwidth of our hybrid fiber coaxial cable networks;

•	converting analog channels to digital;

•	bonding additional data over cable service interface specification (DOCSIS) 3.0 channels;

•	deploying VDSL over our fixed telephony network;

•	replacing copper lines with modern optic fibers; and

•	using digital compression technologies.

•	freeing spectrum for high-speed internet, VoD and other services by encouraging customers to move from analog to digital services;

•	increasing the efficiency of our networks by moving headend functions (encoding, transcoding and multiplexing) to cloud storage systems;

•	enhancing our network to accommodate further business services;

•	using our wireless technologies to extend services outside of the home;

•	offering remote access to our video services through laptops, smart phones and tablets;

•	expanding the availability of next generation decoder boxes (such as Horizon TV) and related products, as well as developing and introducing online media sharing and streaming or cloud-based video; and

•	testing new technologies.

We are expanding our hybrid fiber coaxial cable network through our network extension programs pursuant to which we connect additional homes and businesses to our broadband communications network (network extensions). In addition, we are seeking mobile service opportunities where we have established cable networks and expanding our fixed-line networks where we have a strong mobile offering. This will allow us to offer converged fixed-line and mobile services to our customers.

We deliver high-speed data and fixed-line telephony over our broadband network in most of our markets over our various fixed networks, including cable, DSL, FTTx and copper networks. These networks are further connected via our sub-sea and terrestrial fiber optic cable network that provide connectivity within and outside the region. Our sub-sea network cables terminating in the United States carry over 3Tbps, which represent less than 10% of their potential capacity based on current deployed technology, presenting us with significant growth opportunities. In Puerto Rico, our network includes a fiber ring around the island that is over 400 miles long. The fiber ring provides enhanced interconnectivity points to the island’s other local and international telecommunications companies.

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Supply Sources

Content

With telecommunication companies increasingly offering similar services, content is one of the deciding factors for customers in selecting a video services provider. Therefore, in addition to providing services that allow our customers to view programming when and where they want, we are investing in content that customers want. Our content strategy is based on:

•	proposition (meeting and exceeding our customers’ entertainment expectations);

•	product (delivering the best content anywhere and anytime);

•	acquisition (investment in the best channel brands and exclusive sports); and

•	partnering (strategic alignment with content partners and growth opportunities).

Except for our Flow Sports and Flow 1 services in the Caribbean, we license almost all of our programming and on-demand offerings through distribution agreements with third-party content providers and rights holders, including broadcasters and cable programming networks. For such licenses, we generally pay a monthly fee on a per channel or per subscriber basis, with minimum guarantees in certain cases. We often enter into long-term programming licenses with volume discounts and marketing support. For our distribution agreements, we seek to include the rights to offer the licensed channels and programming to our customers through multiple delivery platforms including through our apps for IP devices and websites. We also acquire rights to make available, in selected markets, basic and/or premium video services to mobile and/or broadband subscribers that are not TV subscribers.

In seeking licenses for content, our primary focus is on partnering with leading international providers, such as Disney/ESPN, Time Warner/HBO, Fox and Discovery. We also seek to carry in each of our markets key local broadcasters. For our VoD services, we license a variety of programming, including movies, music, kids programming, documentaries and local productions from Caribbean Tales. In addition, Liberty Global has entered into a multi-year revenue sharing arrangement with Netflix Inc. (Netflix), pursuant to which, when implemented in our markets, will allow us to provide our customers with premium OTT services. The partnership will result in Netflix’s content being available via set-top boxes to our video customers across all of our markets.

Exclusive content is also central to our content strategy in order to differentiate our video proposition. We operate the leading Caribbean sports network, Flow Sports, which provides full coverage of the English Premier League and other leading sporting events across a basic channel (that we also offer for distribution to other Caribbean pay-TV operators on a wholesale basis) and a premium services, Flow Sports Premier, that includes a multiscreen proposition, which is exclusively available to our video subscribers.

Mobile handsets and Customer Premises Equipment

We use a variety of suppliers for mobile handsets to offer our customers mobile services. For other customer premises equipment, we purchase from a number of different suppliers with at least two or more suppliers providing our high-volume products. Customer premises equipment includes set-top boxes, modems, WiFi routers, DVRs, tuners and similar devices. For each type of equipment, we retain specialists to provide customer support. For our broadband services, we use a variety of suppliers for our network equipment and the various services we offer.

Software Licenses

We license software products, including email and security software as well as content, such as news feeds, from several suppliers for our internet services. The agreements for these products require us to pay a per

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subscriber fee for software licenses and a share of advertising revenue for content licenses. For our mobile network operations and our fixed-line telephony services, we license software products, such as voicemail, text messaging and caller ID, from a variety of suppliers. For these licenses we seek to enter into long-term contracts, which generally require us to pay based on usage of the services.

Access Arrangements

For our mobile services provided through the MVNO arrangement at VTR, we are dependent on a third-party wireless network provider, with whom we contract to carry the mobile communications traffic of our customers. We seek to enter into medium to long-term arrangements for this service. Any termination of this arrangement could significantly impact our mobile services provided through VTR.

Regulatory Matters

Video distribution, broadband internet, fixed-line telephony and mobile businesses are regulated in each of the countries in which we operate, and the scope of regulation varies from country to country. Adverse regulatory developments could subject our businesses to a number of risks. Regulation, including conditions imposed on us by competition or other authorities as a requirement to close acquisitions or dispositions, could limit growth, revenue and the number and type of services offered and could lead to increased operating costs and property and equipment additions. In addition, regulation may restrict our operations and subject them to further competitive pressure, including pricing rules and restrictions, interconnect and other access obligations, and restrictions or controls on content, including content provided by third parties. Failure to comply with current or future regulation could expose our businesses to various penalties.

CWC

The video, broadband and telephony services provided by CWC are subject to regulation and enforcement by various governmental and regulatory entities in each of the jurisdictions where such services are provided. The scope and reach of these regulations are distinct in each market. Generally, CWC provides services in accordance with licenses and concessions granted by national authorities pursuant to national telecommunication legislation and associated regulations. Certain of these regulatory requirements are summarized below.

As the incumbent telecommunications provider in many of its jurisdictions, CWC is subject to significant regulatory oversight with respect to the provision of fixed-line and mobile telephony services. Generally, in these markets, CWC operates under a government issued license or concession that enables it to own and operate its telecommunication networks, including the establishment of wireless networks and the use of spectrum. These licenses and concessions are typically non-exclusive and have renewable multi-year terms that include competitive, qualitative and rate regulation. Licenses and concessions are scheduled to expire over the next two years in Jamaica, Cayman Islands and Barbados. We believe we have complied with all local requirements to have existing licenses renewed and have provided all necessary information to enable local authorities to process applications for renewal in a timely manner. We expect that such licenses will be granted or renewed, as applicable, on the same or substantially similar terms and conditions in a timely manner. Pending issuance of new or renewed licenses or concessions, we continue to operate on the same terms and conditions as prior to the licenses expiring. With respect to licenses for mobile spectrum, the initial grant of the spectrum is typically subject to an auction process, but in some cases may be granted on the basis of an administrative process at a set level of fees for a fixed period of time, typically to coincide with carrier licenses, subject to annual fees and compliance with applicable license requirements.

Rate regulation of CWC’s telephony services typically includes price caps that set the maximum rates CWC may charge to customers, or legislation that requires consent from a regulator prior to any price increases. In

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addition, all regulators determine and set the rates that may be charged by all telephony operators, including CWC, for interconnect charges, access charges between operators for calls originating on one network that are completed through connections with one or more networks of other providers, and charges for network unbundling services. In addition, in certain markets, regulators set, or are seeking to set, mobile roaming rates.

In recent years, a number of markets in which CWC operates have demonstrated an increased interest in regulating various aspects of broadband internet services due to the increasing importance and availability of high speed broadband. As broadband internet access has become a national priority for many of CWC’s markets, national regulators have demonstrated an increased focus on the issues of network resilience, broadband affordability and penetration, quality of services and consumer rights. Certain regulators are also seeking to mandate third-party access to CWC’s network infrastructure, including dark fiber and landing stations, as well as to regulate wholesale services and prices. Any such decision and application to grant access to our network infrastructure may strengthen our competitors by granting them the ability to access our network to offer competing products and services without making the corresponding capital intensive infrastructure investment. In addition, any resale access granted to competitors on favorable economic terms that are not set by the free market could adversely impact our ability to maintain or increase our revenue and cash flows. The extent of any such adverse impacts ultimately will be dependent on the extent that competitors take advantage of the resale access ultimately afforded to our network, the pricing mandated by regulatory authorities and other competitive factors or market developments.

As examples of infrastructure sharing, the Office of Utilities Regulation in Jamaica is in the process of conducting a consultation that could result in telecom facilities sharing rules that could require us to share our infrastructure (including dark fiber, ducts, subsea cable landing stations and mobile network towers) with third parties, including our competitors without any requirement of making a corresponding capital intensive infrastructure investment. We intend to appeal and dispute any such ruling. In addition, the Eastern Caribbean Telecommunications Authority (ECTEL), the regulatory body for telecommunications in five Eastern Caribbean States (Commonwealth of Dominica, Grenada, St. Kitts & Nevis, St. Lucia and St. Vincent and the Grenadines), has adopted an Electronic Communications Bill that may have a material adverse impact on CWC’s operations in the ECTEL member states. The proposed Electronic Communications Bill includes provisions relating to:

•	net neutrality principles mandating equal access to all content and applications regardless of the source and without favoring, degrading, interrupting, intercepting, blocking access or throttling speeds;

•	subscription television rate regulation;

•	regulations implementing market dominance rules;

•	network unbundling at regulated rates; and

•	mandated unbundled access to all landing station network elements at cost-based rates.

We currently cannot determine the impact these provisions will have on our operations because national regulators are required to conduct extensive market reviews before adopting specific measures and these measures might be reconsidered in accordance with the market reviews. It is currently unclear as to when the new legislation will be enacted. To become law, the legislation will need to be passed by the Parliament of each ECTEL state, and there remains some concerns by St. Lucia and Grenada about the impact of the legislation on operators like CWC. We expect that consensus on the final version of the bill will take some time. As such, the timing and ultimate effect of the bill is unclear.

In Panama, as a result of a public consultation process, the regulator issued new guidelines and new quality goals for the Internet Public Service, by Resolution AN No.11370-Telco of June 26th, 2017, which goes into effect in January 2018.

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In addition to rate regulation, several markets in which CWC operates have imposed, or are considering imposing, regulations designed to further encourage competition, including introducing requirements related to unbundling, network access to third parties, and local number portability (LNP). LNP has been implemented in Panama, the Cayman Islands and Jamaica and is currently being contemplated or implemented in other jurisdictions, including Barbados, the Bahamas and Trinidad and Tobago.

The pay television service provided in certain CWC markets is subject to, among other things, subscriber privacy regulations and must-carry (as defined below) and retransmission consent rights of broadcast stations.

CWC is subject to universal service obligations in a number of markets. These obligations vary in specificity and extent, but they are generally related to ensuring widespread geographic coverage of networks and that the populations of CWC’s individual markets have access to basic telecommunication services at minimum quality standards. In a number of cases, CWC is required to support universal access/service goals through contributions to universal service funds or participate in universal service related projects.

In addition to the industry-specific regimes discussed above, CWC’s operating companies must comply with both specific and general legislation concerning, among other matters, data retention, consumer protection and electronic commerce. These operating companies are also subject to national level regulations on competition and on consumer protection.

The CWC Acquisition triggered regulatory approval requirements in certain jurisdictions in which CWC operates. The regulatory authorities in certain of these jurisdictions, including the Bahamas, Trinidad and Tobago and the Seychelles, have not completed their review of the CWC Acquisition or granted their approval. While we expect to receive all outstanding approvals, such approvals may include binding conditions or requirements that could have an adverse impact on CWC’s operations and financial condition.

In Trinidad and Tobago, CWC was required by the Telecommunications Authority of Trinidad and Tobago (TATT), in connection with TATT’s approval of CWC’s acquisition of Columbus International Inc. in March 2015, to dispose of its 49% shareholding in the Telecommunications Services of Trinidad and Tobago Limited (TSTT). The disposal of CWC’s stake in TSTT is not complete and the deadline set by TATT for such completion has been extended until the end of September 2017. We cannot predict when, or if, we will be able to dispose of this investment at an acceptable price. As such, no assurance can be given that we will be able to recover the carrying value of our investment in TSTT.

Chile

VTR is subject to regulation and enforcement by various governmental entities in Chile including the Chilean Antitrust Authority, the Ministry of Transportation and Telecommunications (the Ministry) through the Chilean Undersecretary of Telecommunications (SubTel), the National Television Council (CNTV) and the National Consumer Service (Sernac).

In addition to the specific regulations described below, VTR is subject to certain regulatory conditions which were imposed by the Chilean Antitrust Authority in connection with VTR’s combination with Metrópolis Intercom SA in April 2005. These conditions are indefinite and include, among others, (1) prohibiting VTR and its control group from participating, directly or indirectly through a related person, in Chilean satellite or microwave television businesses, (2) prohibiting VTR from obtaining exclusive broadcast rights, except for specific events, and (3) requiring VTR to offer its broadband capacity for resale of internet services on a wholesale basis.

Video. The provision of pay television services requires a permit issued by the Ministry. Cable pay television permits are granted for an indefinite term and are non-exclusive. As these permits do not involve radio

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electric spectrum, they are granted without ongoing duties or royalties. VTR has permits to provide cable pay television services in the major cities, including Santiago, and in most of the medium-sized markets in Chile.

Cable television service providers in Chile are free to define the channels and content included in their services and are not required to carry any specific programming, except as described below. However, CNTV may impose sanctions on providers who are found to have run programming containing excessive violence, pornography or other objectionable content. Pay television operators are directly responsible for violation of such prohibitions. Additionally, the Chilean Television Act requires pay television operators to offer a certain quota of cultural content and to distribute public interest campaigns.

The Television Act establishes a retransmission consent regime between broadcast television concessionaires and pay television operators. This regime provides that once a broadcast operator achieves digital coverage of 85% of the population within its concession areas, the broadcast operator may require that pay television operators enter into an agreement for the retransmission of its digital signal. In addition, the Television Act requires that the technical or commercial conditions imposed by broadcast operators not discriminate among pay television operators. Also, the Television Act establishes a must carry regime requiring pay television operators to distribute up to four local broadcast television channels in each operating area. The channels that must be carried by any particular pay television operator are to be selected by CNTV. The full implementation of the retransmission and must carry regimes are still pending.

VTR’s ability to change its channel lineup is restricted by an agreement reached with Sernac in July 2012 and the general regulation established by SubTel in February 2014 (by the Telecommunication Services General Rulemaking). This framework allows VTR to change one or more channels from its lineup after a 60-day notice period to its subscribers. In such cases, VTR shall offer a channel of similar content and quality or a proportional compensation. Despite this, after certain channel adjustments were applied in July 2016, the excluded programmers as well as social media have questioned VTR’s ability to unilaterally modify its channel grid, arguing that content and quality of new channels should be identical to the excluded channels. A final position on this issue is pending.

Internet. A law on internet neutrality prohibits “arbitrary blockings” of legal content, applications or services and the provision of differentiated service conditions according to the origin or ownership of the content or service provided through the internet. Additionally, the law authorizes ISPs to take measures to ensure the privacy of their users and provide virus protection and safety processes over their network, as long as these measures do not infringe antitrust laws. Additional measures have been implemented, including obligations related to consumer information, traffic management policies, internet quality of service requirements and notices required by law concerning the effective maximum and minimum traffic speeds offered under internet access plans.

In order to protect the constitutional rights of privacy and safety of communications, ISPs are prohibited from undertaking surveillance measures over data content on their networks. Also, special summary proceedings have been created in order to safeguard intellectual property rights against violations committed through networks or digital systems. These proceedings include measures designed to withdraw, disqualify or block infringing content in the ISP’s network or systems. The law also provides for the right of intellectual property owners to judicially request from ISPs the delivery of necessary information to identify the provider of infringing content.

A bill is being discussed in the Chilean Congress which would, if enacted, impose on fixed and mobile ISPs an obligation to guarantee a minimum broadband throughput based on the offered speed. The proposed bill would also require ISPs to provide its subscribers a certified measurement tool allowing them to verify this minimum service level and subject the ISPs to fines or penalties if the service level is not fulfilled. We expect this bill will be passed during the second half of 2017.

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Fixed-Line Telephony and Mobile Services. The provision of fixed-line telephony and mobile services requires a public telecommunications service concession. With respect to mobile services, in 2009, SubTel awarded VTR a license for 30 MHz of spectrum in the 1700/2100 MHz frequency band for the provision of wireless telephony services. The license has a 30-year renewable term. In 2012, VTR transferred this license to its affiliate VTR Wireless SpA (VTR Wireless), which is now a subsidiary of VTR known as VTR Comunicaciones SpA. On January 15, 2014, SubTel initiated a proceeding against VTR Wireless based on its having allegedly “altered an essential element of its concession, particularly the type of service.” In this proceeding, SubTel asserted that VTR Wireless was not in compliance with the terms of its wireless license. SubTel alleged that the terms of the wireless license require VTR Wireless to comply with certain minimum network coverage and traffic levels. VTR disagreed with SubTel’s assertions regarding the terms of the wireless license and contested such assertions vigorously. The maximum possible sanctions include “the termination of the concession.” The final ruling regarding this case is still pending.

VTR has concessions to provide fixed-line telephony in most major and medium-sized markets in Chile. Telephony concessions are non-exclusive and have renewable 30-year terms. The original term of VTR’s fixed-line telephony concessions expires in November 2025. Long distance telephony services are considered intermediate telecommunications services and, as such, are also regulated by the Ministry. VTR has concessions to provide this service, which is non-exclusive, for a 30-year renewable term expiring in September 2025.

There are no universal service obligations in Chile. However, local service concessionaires are obligated to provide telephony service to all customers that are within their service area or are willing to pay for an extension to receive service. All local service providers, including VTR, must give long distance telephony service providers equal access to their network connections at regulated prices and must interconnect with all other public service concessionaires whose systems are technically compatible.

As a general rule, fixed-line telephony service providers are free to establish the rates directly charged to their customers, unless the Chilean Antitrust Authority concludes that due to a lack of sufficient competition in the market, rates should be fixed by SubTel. However, SubTel sets the maximum rates that may be charged by each operator for interconnect charges, access charges between operators for calls originating on one network that are completed through connections with one or more networks of other providers, and charges for network unbundling services. Rate regulation on interconnection charges is applicable to all fixed-line and mobile telephony companies, including VTR. The determination of the maximum rates that may be charged by operators for their fixed-line or mobile services are made on a case-by-case basis by SubTel and are effective for five years. The next VTR tariff setting is in process, which will define some of VTR’s tariffs from June 2017 to June 2022. Subtel’s final tariff proposal is still pending but we expect the tariff decree to be passed during the third quarter of 2017. Once published, in the Official Gazette, the new tariffs will be applied retroactively to June 26, 2017.

Other Chilean Regulation

Price Increase. The Consumer Rights Protection Law has been interpreted to require that any raise in rates exceeding inflation must be previously accepted and agreed to by subscribers. Although VTR disagrees with this interpretation, in July 2012, VTR reached an agreement with Sernac that permits VTR to make adjustments to its published prices twice per year to adjust for inflation, except those services that are subject to rate regulation. VTR is generally prohibited from increasing the rates over the inflation adjustment. VTR may, however, cancel a subscriber’s contract after 12 months and propose a new contract with new rate provisions. Once a year VTR may propose to its existing subscribers additional changes to their rates, which must be accepted by the subscriber for the rates to go into effect.

Bundling. In 2012, the Chilean Antitrust Authority issued its regulation governing the on-net/off-net pricing practice in the mobile industry and the offering of bundled telecommunication services. Pursuant to the terms of

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this regulation, as revised by the Chilean Supreme Court, mobile services may be sold jointly with fixed-line services. However, promotional discounts are not permitted for these double-play offers. As for traditional bundling over the same platform (e.g., bundled fixed-line services such as our double- and triple-play packages, or bundled mobile services), this regulation provides that such services may be bundled, subject to certain price limitations. These limitations require that the total price for a bundle must be greater than the stand-alone price for the most expensive service included in the bundle. Also, when three or more services are bundled, the price for the bundle must be greater than the sum of the stand-alone prices for each service in the bundle, excluding the lowest priced service.

Telecommunication Services Proposal. In February 2014, SubTel published a General Telecommunication Services Ruling that regulates the offer of telecommunication services, including voice, internet access, and pay television, either alone or in bundles, from a consumer protection point of view. The regulation introduced service billing, significant changes in contracts with customers, requirements regarding compensation in case of service failure, and rules regarding treatment of customers’ personal information.

Minimum Standards on Quality of Service and Operation. Since 2013, SubTel has been drafting a proposed regulation regarding the Technical Fundamental Plan on Maintenance and Public Service Telecommunications Network Managing. This draft seeks to impose minimum standards on quality of service and operation of telecommunications networks, in general, and in some particular services: voice services; text and multimedia messages services; data transmission services; minimum coverage for mobile services; and digital terrestrial television minimum coverage. We are uncertain when SubTel will publish the final version of the plan.

Consumer’s Rights Protection Law Amendment. A bill is being discussed in the Chilean Congress that would assign significant new powers to Sernac, including a material increase in its ability to levy fines and compensations. Current law provides that legal regulations imposed on specific business activities (such as those regulated by the Telecommunications Act) would take priority over the Consumer’s Rights Protection law. However, it is uncertain as to when the bill will be enacted and how or whether Sernac and SubTel will redefine their respective powers.

Puerto Rico

Liberty Puerto Rico is subject to regulation in Puerto Rico by various governmental entities at the Puerto Rico and the U.S. federal level, including the Federal Communications Commission (FCC). The Puerto Rico Telecommunications Regulatory Board (TRB), which was established in 1996, has primary regulatory jurisdiction in Puerto Rico at the local level and is responsible for awarding franchises to cable operators for the provision of cable service in Puerto Rico and regulating cable television and telecommunications services.

Our business in Puerto Rico is subject to comprehensive regulation under the United States Communications Act of 1934, as amended (the Communications Act), which regulates communication, telecommunication and cable television services. The Communications Act also provides the general legal framework for, among other things, the provision of telephone services, services related to interconnection between telephone carriers, and television, radio, cable television and direct broadcast satellite services.

The FCC and/or the TRB have the authority to impose sanctions, including warnings, fines, license revocations and, in certain specific cases, termination of the franchise, although license revocation and franchise termination are rare. The Communications Act specifies causes for the termination of FCC licenses, including, for example, the failure to comply with license requirements and conditions or to pay fines or fees in a timely manner. Such sanctions by the TRB and/or FCC can be appealed to, and reviewed by, Puerto Rican courts and U.S. federal courts.

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In Puerto Rico, antitrust regulation is governed by the U.S. Sherman Act, other federal antitrust legislation, and the Puerto Rico Anti-Monopoly Law. In particular, the Sherman Act seeks to prevent anti-competitive practices in the marketplace and requires governmental review of certain business combinations, among other things. The Puerto Rico Anti-Monopoly Law substantially parallels the Sherman Act and authorizes the Puerto Rico Department of Justice to investigate and impose competition-related conditions on transactions.

Puerto Rico Law 5 of 1973, as amended, created the Puerto Rico Department of Consumer Affairs, which regulates marketing campaigns, publicity, and breach of service contracts, and prohibits false advertising. The Puerto Rico Telecommunications Act of 1996 (Law 213), which created the TRB, requires that rates for telecommunication services be cost-based, forbids cross-subsidies and focuses on encouraging, preserving and enforcing competition in the cable and telecommunications markets. Although Law 213 does not require Liberty Puerto Rico to obtain any approval of rate increases for cable television or telecommunication services, any such increases must be in compliance with Law 213’s requirements, including prior notification to the TRB before such increases take effect.

The video, internet and fixed-line telephony services that Liberty Puerto Rico provides are all subject to regulation:

•	Video. The provision of cable television services requires a franchise issued by the TRB. Franchises are subject to termination proceedings in the event of a material breach or failure to comply with certain material provisions set forth in the franchise agreement governing a franchisee’s system operations, although such terminations are rare. In addition, franchises require payment of a franchise fee as a requirement to the grant of authority. Franchises establish comprehensive facilities and service requirements, as well as specific customer service standards and monetary penalties for non-compliance. Franchises are generally granted for fixed terms of up to ten years and must be periodically renewed.

Our pay television service in Puerto Rico is subject to, among other things, subscriber privacy regulations and must-carry and retransmission consent rights of broadcast stations. The Communications Act and FCC rules govern aspects of the carriage relationship between broadcast television stations and cable companies. To ensure that every qualifying local television station can be received in its local market without requiring a cable subscriber to switch between cable and off-air signals, the FCC allows every qualifying full-power television broadcast station to require that all local cable systems transmit that station’s primary digital channel to their subscribers within the station’s market (the “must-carry” rule) pursuant to the Cable Television Consumer Protection and Competition Act of 1992. Alternatively, a station may elect every three years to forego its must carry rights and seek a negotiated agreement to establish the terms of its carriage by a local cable system, referred to as retransmission consent.

•

Internet. Liberty Puerto Rico offers high-speed internet access throughout its entire footprint. In March 2015, the FCC issued an order classifying mass-market broadband internet access service as a “telecommunications service,” changing its long-standing treatment of this offering as an “information service,” which the FCC traditionally has subjected to limited regulation. The rules adopted by the FCC prohibit, among other things, broadband providers from: (1) blocking access to lawful content, applications, services or non-harmful devices; (2) impairing or degrading lawful internet traffic on the basis of content, applications, services or non-harmful devices; and (3) favoring some lawful internet traffic over other lawful internet traffic in exchange for consideration. In addition, the FCC prohibited broadband providers from unreasonably interfering with users’ ability to access lawful content or use devices that do not harm the network, or with edge providers’ ability to disseminate their content. The FCC also imposed more detailed disclosure obligations on broadband providers than were previously in place, which were approved by the Office of Management and Budget in late 2015. The FCC’s rules

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 are in effect, and were upheld by the United States Court of Appeals for the District of Columbia Circuit. The impact of these revised rules on our business is unclear. However, under the new FCC leadership in 2017, these rules are subject to further rulemaking proceedings, which could result in softer regulatory treatment of broadband internet service.

•	Fixed-Line Telephony Services. Liberty Puerto Rico offers fixed-line telephony services, including both circuit-switched telephony and VoIP. Its circuit-switched telephony services are subject to FCC and local regulations regarding the quality and technical aspects of service. All local telecommunications providers, including Liberty Puerto Rico, are obligated to provide telephony service to all customers within the service area, subject to certain exceptions under FCC regulations, and must give long distance telephony service providers equal access to their network. Under the Communications Act, competitive local exchange carriers (CLECs), like us, may require interconnection with the incumbent local exchange carrier (ILEC), and the ILEC must negotiate a reasonable and nondiscriminatory interconnection agreement with the CLEC. Such arrangement requires the ILEC to interconnect with the CLEC at any technically feasible point within the ILEC’s network, provide access to unbundled network elements of the ILEC’s network, offer for resale at wholesale rates any telecommunication services the ILEC provides to its own retail clients, and allow physical collocation of the CLEC’s equipment in the ILEC’s facilities to permit interconnection or access to unbundled network element services. Therefore, we have the right to interconnect with the incumbent local exchange carrier Puerto Rico Telcom (PRTC). We have negotiated an interconnection agreement with PRTC, and the physical interconnection between both companies has been activated.

All of the circuit-switched telephony and VoIP services of Liberty Puerto Rico are subject to a charge for the Federal Universal Service Fund (USF), which is a fund created under the Communications Act to subsidize telecommunication services in high-cost areas, to provide telecommunications services for low-income consumers, and to provide certain subsidies for schools, libraries and rural healthcare facilities. The FCC has redirected the focus of USF to support broadband deployment in high-cost areas. In addition, our circuit-switched telephony and VoIP services are subject to a charge for a local Puerto Rico Universal Service Fund, which was created by law to subsidize telecommunications services for low-income families under the Federal USF Lifeline and Link-Up programs.

The FCC has adopted other regulations for VoIP services, including the requirement that interconnected VoIP providers and facilities-based broadband internet access providers must comply with the Communications Assistance for Law Enforcement Act, which requires carriers to provide certain assistance to federal law enforcement authorities. VoIP providers are also required to offer basic and enhanced 911 emergency calling services, which requires disclosure to all VoIP customers. VoIP providers are also subject to federal customer proprietary network information rules related to customer privacy.

Competition

We operate in an emerging region of the world, where market penetration of telecommunication services such as broadband and mobile data is lower than in more developed markets. Generally, our markets are at a nascent stage of the global shift to a “data-centric” world. Although there has been strong growth in data consumption in our key markets, data consumption in our operating regions still lags significantly when compared to international benchmarks. We believe that we have the opportunity to capitalize upon this underlying growth trend in the majority of our markets, and benefit from increasing penetration of our data services, as well as economic growth, in all of our markets.

However, technological advances and product innovations have increased and are likely to continue to increase giving customers several options for the provision of their telecommunications services. Our customers

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 want access to high quality telecommunication services that allow for seamless connectivity. Accordingly, our ability to offer converged services (video, internet, fixed telephony and mobile) is a key component of our strategy. In many of our markets, we compete with companies that provide converged services, as well as companies that are established in one or more communication products and services. Consequently, our businesses face significant competition. In all markets, we seek to differentiate our telecommunication services by focusing on customer service, competitive pricing and offering quality high-speed internet.

Mobile and Telephony Services

Consumers are increasingly moving to mobile services. In many of our markets we are either the leading or one of the leading mobile providers, except in Chile where we are a relatively new entrant in the provision of mobile services. In the markets where we are one of the top mobile providers, we continue to seek additional bandwidth to deliver our wide range of services to our customers and increase our LTE services. We face competition in all of our markets. We also offer various calling plans, such as unlimited network, national or international calling, unlimited off-peak calling and minute packages, including calls to fixed and mobile phones. In addition, we use our bundled offers with our video and ultra high-speed internet services to gain mobile subscribers. Our ability to offer fixed-mobile convergence services is a key driver. In several of our markets we provide converged services, including mobile, fixed-line, broadband and video. We are also exploring opportunities to offer mobile services in markets where we currently only deliver fixed products and mobility applications to our other services.

The market for fixed-line telephony services is mature in almost all of our markets. Changes in market share are driven by the combination of price and quality of services provided and the inclusion of telephony services in bundled offerings. In most of our CWC markets, we are the incumbent telecommunications provider with long established customer relationships. In our other markets, our fixed-line telephony services compete against the incumbent telecommunications operator in the applicable market. In these markets, the incumbent operators have substantially more experience in providing fixed-line telephony and mobile services, greater resources to devote to the provision of fixed-line telephony services and long-standing customer relationships. In all of our markets, we also compete with other VoIP operators offering service across broadband lines and OTT telephony providers, such as WhatsApp. In many countries, our businesses also face competition from other cable telephony providers, FTTx-based providers or other indirect access providers.

Competition exists in both the residential and business fixed-line telephony products due to market trends, the offering of carrier pre-select services, number portability, the replacement of fixed-line with mobile telephony and the growth of VoIP services, as well as continued deregulation of telephony markets and other regulatory action, such as general price competition. Carrier pre-select allows the end user to choose the voice services of operators other than the incumbent while using the incumbent’s network. Our fixed-line telephony strategy is focused around value leadership, and we position our services as “anytime” or “any destination.” Our portfolio of calling plans include a variety of innovative calling options designed to meet the needs of our subscribers. In many of our markets, we provide product innovation, such as telephone applications that allow customers to make and receive calls from their fixed-line call packages on smart phones. In addition, we offer varying plans to meet customer needs and, similar to our mobile services, we use our telephony bundle options with our digital video and internet services to help promote our telephony services and flat rate offers are standard.

In Chile, VTR faces competition from the incumbent telecommunications operator, Movistar (as defined below), and other telecommunications operators. Movistar has substantial experience in providing telephony services, resources to devote to the provision of telephony services and long-standing customer relationships. Price is a key factor as are bundles with quality services. We distinguish our services by delivering reliable market leading internet access speeds with attractive bundled offers.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Movistar, Claro (as defined below) and Entel (as defined below) are the primary companies that offer mobile telephony in Chile. In mid-2015, WOM S.A. (Wom) entered the mobile services market through its acquisition of the Nextel Chile network. Wom is exerting significant competitive pressure in the mobile market with its very aggressive price offer. Such pricing is driving down sales and increasing churn in the mobile market. As an MVNO, VTR offers its mobile services on a stand-alone basis. To attract and retain customers, VTR focuses on its triple-play customer base, offering them postpaid mobile accounts at an attractive price.

With respect to mobile services, we face competition from Digicel Group Ltd. (Digicel) in most of our CWC residential markets and in Panama, the incumbent Chilean telecommunications operator Compañia de Telecomunicaciones de Chile SA using the brand name Movistar (Movistar) and Claro Panama, all subsidiaries of América Móvil, S.A.B. de C.V. (Claro). In addition, in the Bahamas, where CWC had previously been the only provider of mobile services, competition has increased significantly due to the commercial launch of mobile services by a competitor during the fourth quarter of 2016. We also face competition in the provision of broadband services from Cable Onda S.A. (Cable Onda) in Panama, Digicel in our Caribbean markets and Cable Bahamas Limited (Cable Bahamas) in the Bahamas. These companies all have competitive pricing on similar services, and the intensified level of competition we are experiencing in several of our markets has added increased pressure on the pricing of our services. To attract and retain customers, CWC focuses on providing quality services and premium content, as well as converged services where customers can access content in and out-of-the home.

Video Distribution

Our video services compete primarily with traditional FTA broadcast television services, DTH satellite service providers and other fixed-line telecommunications carriers and broadband providers, including operations offering (1) DTH satellite services, (2) internet protocol television (IPTV) over broadband internet connections using asymmetric DSL or VDSL or an enhancement to VDSL called “vectoring,” (3) IPTV over FTTx networks, or (4) LTE Services. Many of these competitors have a national footprint and offer features, pricing and video services individually and in bundles comparable to what we offer. In certain markets, we also compete with other cable or FTTx based providers who have overbuilt portions of our systems.

OTT aggregators utilizing our or our competitors’ high-speed internet connections are also a significant competitive factor as are other video service providers that overlap our service areas. The OTT video aggregators (such as HBO Go, Amazon Prime and Netflix) offer VoD service for television series and movies, catch-up television and linear channels from broadcasters. In some cases, these OTT services are provided free-of-charge. The content library of such services is offered on an unlimited basis for a monthly fee. Typically these services are available on multiple devices in and out of the home. To enhance our competitive position, we are developing cloud-based, next generation user interfaces based on advanced technologies and are providing our subscribers with TV everywhere products and premium OTT video services. Our businesses also compete to varying degrees with other sources of information and entertainment, such as online entertainment, newspapers, magazines, books, live entertainment/concerts and sporting events.

We believe that our deep-fiber access, where available, provides us with several competitive advantages. For instance, our cable networks allow us to concurrently deliver internet access, together with real-time television and VoD content, without impairing our high-speed internet service. In addition, our cable infrastructure in most of our footprint allows us to provide triple-play bundled services of broadband internet, television and fixed-line telephony services without relying on a third-party service provider or network. Where mobile is available, our mobile networks, together with our fixed fiber-rich networks, allow us to provide a comprehensive set of converged mobile and fixed-line services. Our capacity is designed to support peak consumer demand. In serving the business market, many aspects of the network can be leveraged at very low incremental costs given that business demand peaks at a time when consumer demand is low, and peaks at lower

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 levels than consumer demand. In response to the continued growth in OTT viewing, we have launched a number of innovative video services, including Flow ToGo in several of the CWC markets.

Our ability to continue to attract and retain customers depends on our continued ability to acquire appealing content and services on acceptable terms and to have such content available on multiple devices and outside the home. Some competitors have obtained long-term exclusive contracts for certain sports programs, which limits the opportunities for other providers to offer such programs. Other competitors also have obtained long-term exclusive contracts for programs, but our operations have limited access to certain of such programming through select contracts with those companies. If exclusive content offerings increase through other providers, programming options could be a deciding factor for subscribers on selecting a video service.

In this competitive environment, we enhance our offers with advanced digital services, such as DVR functionality, HD channels, VoD and multiscreen services. In addition, we offer attractive content packages tailored to the particular market and discounts for bundled services. To improve the quality of the programming in our packages, our operations periodically modify their digital channel offerings. Where mobile is available, we are focusing on our converged service offerings at attractive prices. We use these services, as well as bundles of our fixed-line services, as a means of driving video and other products where convenience and price can be leveraged across the portfolio of services.

•	VTR. VTR competes primarily with DTH service providers, including the incumbent Chilean telecommunications operator Movistar, Claro Chile S.A., a subsidiary of Claro, Entel (Empresa Nacional de Telecomunicaciones S.A. (Entel), GTD Manquehue (GTD) and DIRECTV Latin America Holdings, Inc. (DirecTV), among others. Movistar offers double-play and triple-play packages using DTH for video and DSL for internet and fixed-line telephony and offers mobile services. On a smaller scale, Movistar also offers IPTV services over FTTx networks in Chile. Claro offers triple-play packages using DTH and, in most major cities in Chile, through a hybrid fiber coaxial cable network. It also offers mobile services. To a lesser extent, VTR also competes with video services offered by or over networks of fixed-line telecommunication providers using DSL technology. To compete effectively, VTR focuses on enhancing its subscribers viewing options in and out of the home. It offers VoD, catch-up television, DVR functionality, Horizon TV and a variety of premium channels. These services and its variety of bundled options, including internet and telephony, enhance VTR’s competitive position.

•	CWC. CWC competes with a variety of pay TV service providers, with several of these competitors offering double-play and triple-play packages. Fixed-mobile convergence services are not a significant factor in most of CWC’s residential markets. In several of CWC’s other markets, including Jamaica, Trinidad and Tobago and Barbados, we are the largest or one of the largest video service providers. In these markets, CWC’s primary competition is from DTH providers, such as DirecTV, and operators of IPTV services over VDSL and FTTx, such as Digicel. In Panama, CWC competes primarily with Cable Onda, which offers video, internet and fixed-line telephony over its cable network and with the DTH services of Claro Americas. To compete effectively, CWC invests in leading mobile and fixed networks, and in content, where the Premier League is a main attraction for Flow Sports.

•	Liberty Puerto Rico. Liberty Puerto Rico is the largest provider of fixed-line video services in Puerto Rico. Liberty Puerto Rico’s primary competition for video customers is from DTH satellite providers DirecTV and Dish Network Corporation (Dish Network). Dish Network is an aggressive competitor, offering low introductory offers, free HD channels and, in its top tier packages, a multi-room DVR service for free. DirecTV is also a significant competitor offering similar programming in Puerto Rico compared to Dish Network. In order to compete, Liberty Puerto Rico focuses on offering video packages with attractive programming, including HD and Spanish language channels, plus a specialty video package of Spanish-only channels that has gained popularity. In addition, Liberty Puerto Rico uses its bundled offers that include high-speed internet with download speeds of up to 300 Mbps to drive its video services.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Internet

With respect to broadband internet services and online content, our businesses face competition in a rapidly evolving marketplace from incumbent and non-incumbent telecommunications companies, mobile operators and cable-based ISPs, many of which have substantial resources. The internet services offered by these competitors include both fixed-line broadband internet services using cable, DSL or FTTx networks and wireless broadband internet services. These competitors have a range of product offerings with varying speeds and pricing, as well as interactive services, data and other non-video services offered to homes and businesses. With the demand for mobile internet services increasing, competition from wireless services using various advanced technologies is a competitive factor. In several of our markets, competitors offer high-speed mobile data via LTE wireless networks. In addition, other wireless technologies, such as WiFi, are available in almost all of our markets. In this intense competitive environment, speed and pricing are key drivers for customers.

Our strategy is speed leadership. Our focus is on increasing the maximum speed of our connections as well as offering varying tiers of service, prices and a variety of bundled product offerings and a range of value added services. We update our bundles and packages on an ongoing basis to meet the needs of our customers. Our top download speeds generally range from up to 100 Mbps to speeds of up to 350 Mbps. In Barbados, we also have speeds of up to 1 Gbps available. In many of our markets, we offer the highest download speeds available via our cable and FTTx networks. The focus is on high-end internet products to safeguard our high-end customer base and allow us to become more aggressive at the low- and medium-end of the internet market. By fully utilizing the technical capabilities of DOCSIS 3.0 technology on our cable systems, we can compete with local FTTx initiatives and create a competitive advantage compared to DSL infrastructures and LTE initiatives on a national level. With the commercial deployment of our next generation gateways that will enable DOCSIS 3.1 on our cable networks, we plan to further increase our high-speed internet offers.

In several of our CWC markets, we are the incumbent phone company offering broadband internet products using various DSL-based technologies. In these markets and our other Latin American markets, our key competition for internet services is from cable and IPTV operators and mobile data service providers. To compete effectively, we are expanding our LTE service areas and increasing our download speeds. In most of our markets, we offer our internet service through bundled offerings that include video and fixed-line telephony. We also offer a wide range of mobile products either on a prepaid or postpaid basis.

•	VTR. In Chile, VTR faces competition primarily from non-cable-based ISPs, such as Movistar, and from other cable-based providers, such as Claro, Entel and GTD. Competition is particularly intense with each of these companies offering competitively priced services, including bundled offers with ultra high-speed internet services. Mobile broadband competition is significant as well. Movistar, Claro and Entel have launched LTE networks for high-speed mobile data. To compete effectively, VTR is expanding its two-way coverage and offering attractive bundling with fixed-line telephony and digital video service and high-speed internet with download speeds of up to 200 Mbps.

•	CWC. Where CWC is the incumbent telecommunications provider, it competes with cable operators, the largest of which is Cable Onda in Panama and Cable Bahamas in the Bahamas. To a lesser extent, CWC experiences competition from Digicel in certain of its markets. To distinguish itself from these competitors, CWC uses its bundled offers with video and telephony to promote its broadband internet services.

•	Liberty Puerto Rico. In Puerto Rico, Liberty Puerto Rico competes primarily with mobile broadband providers. Most of these providers, including the incumbent telecommunications company, offer these services over their LTE networks. To compete with mobile broadband, Liberty Puerto Rico offers its high-speed internet with download speeds of up to 300 Mbps. Liberty Puerto Rico also competes with the DSL services of Claro in providing fixed-line internet services.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Business and Wholesale Services

Through CWC, we provide a variety of advanced, point-to-point, clear channel broadband capacity, Internet Protocol, MPLS and Ethernet services over our owned and operated, technologically advanced, subsea fiber optic cable network. Our subsea and terrestrial fiber routes combine to form a series of fully integrated networks that provide complete operational redundancy, stability and reliability, allowing us to provide our clients with superior service and minimal network downtime. Given the advanced technical state of the network combined with the challenges in securing the necessary governmental and environmental licenses in all of our operating markets, we believe the network is unlikely to be replicated in the region. Competing networks in the region connect fewer countries than we do and are either linear in design, or if ringed, have high latency protection routes. In addition, our network as of June 30, 2017, utilized less than 10% of its design capacity, and we believe that our ability to take advantage of this large unused carrying capacity, as well as the financial and time investment required to build a similar network, and the potential delays associated with acquiring governmental permissions, makes it unlikely that our network will be replicated in the near term.

We compete in the provision of B2B services with residential telecommunications operators as noted above, in addition to regional and international service providers, particularly when addressing larger customers.

Properties

We own our sub-sea network in the Caribbean region, and our subsidiaries and affiliates own or lease the fixed assets necessary for the operation of their respective businesses, including office space, transponder space, headend facilities, rights of way, cable television and telecommunications distribution equipment, telecommunications switches, base stations, cell towers and customer premises equipment and other property necessary for their operations. The physical components of their broadband networks require maintenance and periodic upgrades to support the new services and products they introduce. Subject to these maintenance and upgrade activities, our management believes that our current facilities are suitable and adequate for our business operations for the foreseeable future.

Additionally, in connection with the Split-Off, Splitco will enter into a facilities sharing agreement with Liberty Global pursuant to which, for up to three years following the Split-Off, Splitco will share office facilities with Liberty Global in Denver, Colorado. See “Certain Relationships and Related Party Transactions—Relationships between Splitco and Liberty Global—Facilities Sharing Agreement.”

Employees

As of June 30, 2017, we, including our consolidated subsidiaries, had an aggregate of approximately 10,600 full-time equivalent employees, certain of whom belong to organized unions and works councils, and includes contractors and temporary employees. We negotiate new agreements with each union on a staggered basis. We believe that relations with our employees and unions are good.

We also anticipate that, subsequent to the Split-Off, Liberty Global will provide Splitco with certain transition services pursuant to a services agreement. See “Certain Relationships and Related Party Transactions—Relationships between Splitco and Liberty Global—Services Agreement.”

Financial Information

Financial information by business segment and geographic area appears in note 16 to the LatAm Group June 30, 2017 Combined Financial Statements and in note 18 to the LatAm Group December 31, 2016 Combined Financial Statements of the LatAm Group included elsewhere in this prospectus.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Legal Proceedings

From time to time, our subsidiaries and affiliates have become involved in litigation relating to claims arising out of their operations in the normal course of business. There are no other material pending legal proceedings or claims to which we or our subsidiaries are party or of which any of our property is the subject. There may be claims or actions pending or threatened against us or our subsidiaries of which we are currently not aware and the ultimate disposition of which would have a material adverse effect on us.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis, which should be read in conjunction with (i) the LatAm Group June 30, 2017 Combined Financial Statements and (ii) the LatAm Group December 31, 2016 Combined Financial Statements, each of which is contained elsewhere in the prospectus, is intended to assist in providing an understanding of our results of operations and financial condition and is organized as follows:

•	Overview. This section provides a general description of our business and recent events.

•	Results of Operations. This section provides an analysis of our results of operations for the three and six months ended June 30, 2017 and 2016 and the years ended December 31, 2016, 2015 and 2014.

•	Liquidity and Capital Resources. This section provides an analysis of our liquidity, combined statements of cash flows and contractual commitments.

•	Critical Accounting Policies, Judgments and Estimates. This section discusses those material accounting policies that involve uncertainties and require significant judgment in their application.

•	Quantitative and Qualitative Disclosures about Market Risk. This section provides discussion and analysis of the foreign currency, interest rate and other market risk that our company faces.

The capitalized terms used below have been defined in the notes to the LatAm Group June 30, 2017 Combined Financial Statements or the LatAm Group December 31, 2016 Combined Financial Statements, as applicable. In the following text, the terms “we,” “our,” “our company” and “us” refer to the LatAm Group.

Overview

General

We are an international provider of video, broadband internet, fixed-line telephony and mobile services. We provide residential and B2B services in (i) 18 countries, predominantly in Latin America and the Caribbean, through CWC, (ii) Chile through VTR and (iii) Puerto Rico through Liberty Puerto Rico. CWC also provides (a) B2B services in certain other countries in Latin America and the Caribbean and (b) wholesale services over its sub-sea and terrestrial networks that connect over 40 markets in that region.

Operations

At June 30, 2017, we owned and operated networks that passed 6.3 million homes and served 5.2 million revenue generating units (RGUs), consisting of 1.7 million video subscribers, 2.1 million broadband internet subscribers and 1.5 million fixed-line telephony subscribers. In addition, at June 30, 2017, we served 3.7 million mobile subscribers.

Video services. We provide video services in most of our residential markets and, for most of our customers, we have enhanced our video offerings with various products that enable such customers to control when they watch their programming.

Broadband internet services. In all of our broadband communications markets, we offer multiple tiers of broadband internet service with available maximum download speeds that vary depending on location. We continue to invest in new technologies that allow us to increase the internet speeds we offer to our customers.

Fixed-line telephony services. We offer fixed-line telephony services in substantially all of our broadband communications markets, via either voice-over-internet-protocol or “VoIP” technology or circuit-switched telephony, depending on location.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Mobile services. We offer voice and data mobile services through an MVNO network or our own networks throughout most of our operating footprint. We offer mobile services as an MVNO over third-party networks in Chile. We are a mobile network provider in Panama and many Caribbean markets, including the Bahamas and Jamaica.

B2B services. We provide B2B services, including voice, broadband internet, data, video, wireless and cloud services.

Business Solutions. Our business operations service small, medium and international companies and governmental agencies. Within the business community, we target specific industry segments, such as financial institutions, the hospitality sector, healthcare facilities, education institutions and government offices. We offer tailored solutions that combine our standard services with value added features, such as dedicated customer care and enhanced service performance monitoring. Our business products and services include voice, broadband, enterprise-grade connectivity, data center, hosting and managed solutions, as well as IT solutions. We also offer a range of data, voice and internet services to carriers, ISPs and mobile operators. Our extensive fiber optic cable networks allow us to deliver redundant, end-to-end connectivity. It also allows us to provide business customers our services over dedicated fiber lines and local networks; thereby, seamlessly connecting businesses anywhere in the region.

Wholesale Solutions. With over 48,000 km of fiber optic cable, and a current capacity of over 3 Tbps (terabytes per second), CWC is able to carry large volumes of voice and data traffic on behalf of our customers, businesses and carriers. CWC’s networks also allow us to provide point-to-point, clear channel wholesale broadband capacity services, superior switching and routing capabilities and local network services to telecommunications carriers, internet service providers and large corporations.

Strategy and management focus

From a strategic perspective, we are seeking to build broadband communications and mobile businesses that have strong prospects for future growth. As discussed further under “—Liquidity and Capital Resources—Capitalization” below, we also seek to maintain our debt at levels that provide for attractive equity returns without assuming undue risk.

We strive to achieve organic revenue and customer growth in our operations by developing and marketing bundled entertainment and information and communications services, and extending and upgrading the quality of our networks where appropriate. As we use the term, organic growth excludes foreign currency translation effects (FX) and the estimated impact of acquisitions. While we seek to increase our customer base, we also seek to maximize the average revenue we receive from each household by increasing the penetration of our digital video, broadband internet, fixed-line telephony and mobile services with existing customers through product bundling and upselling.

We are engaged in network extension programs at CWC, VTR and Liberty Puerto Rico. We collectively refer to these network extension programs as the “Network Extensions.” The Network Extensions will be completed in phases with priority given to the most accretive expansion opportunities. During 2016, approximately 350,000 homes and commercial premises were connected to our networks. This amount includes (i) homes and commercial premises connected by CWC prior to the May 16, 2016 CWC Acquisition and (ii) upgrades at CWC and VTR. Depending on a variety of factors, including the financial and operational results of the programs, the Network Extensions may be continued, modified or cancelled at our discretion. See “Description of Our Business—Products and Services—Residential Services—Internet Services.”

For information regarding our expectations with regard to the percentage of revenue represented by the property and equipment additions of the LatAm Group during 2017, see “—Liquidity and Capital Resources—Combined Statements of Cash Flows” below.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Competition and other external factors

We are experiencing significant competition from other telecommunications operators, DTH operators and/or other providers in all of our markets, particularly in many of CWC’s markets. In the Bahamas, where CWC previously was the only provider of mobile services, competition has increased significantly due to the commercial launch of mobile services by a competitor during the fourth quarter of 2016. In addition, fixed-line competition has increased in a number of CWC’s markets in the Caribbean, including Trinidad and Tobago, Jamaica and Barbados. In certain of its markets, CWC is also experiencing increased regulatory intervention that would, if implemented, facilitate increased competition. The significant competition we are experiencing, together with macroeconomic factors, has adversely impacted our revenue, RGUs and/or average monthly subscription revenue per average cable RGU or mobile subscriber, as applicable, (ARPU) in most of CWC’s markets. For additional information regarding the revenue impact of changes in the RGUs and ARPU of our combined reportable segments, see “—Discussion and Analysis of our Reportable Segments” below.

In September 2017, Hurricanes Irma and Maria impacted a number of our markets in the Caribbean, resulting in varying degrees of damage to the homes, businesses and infrastructure in these markets, with the most extensive damage occurring in Puerto Rico, Dominica, Anguilla, British Virgin Islands, and Turks and Caicos and lesser damage occurring in other markets, including the Bahamas and Antigua. We are currently in the process of evaluating the impacts of Hurricanes Irma and Maria on our business and financial results, including the cost of restoring and repairing our networks and the extent that we will lose revenue and experience increased operating and administrative costs. Puerto Rico, Dominica, Anguilla, British Virgin Islands and Turks and Caicos accounted for approximately 14% of the LiLAC Group’s combined revenue for the three months ended June 30, 2017. We expect that insurance will cover a portion of (i) the costs incurred to restore and repair the impacted property and equipment and (ii) the adverse impact on our operating cash flows resulting from the interruption of the affected businesses.

In early October 2016, our fixed-line and mobile networks in the Bahamas suffered extensive damage as a result of Hurricane Matthew. Although many of our customers experienced significant outages as a result of Hurricane Matthew, service to our fixed-line and mobile subscribers has now been restored. We estimate that Hurricane Matthew resulted in reductions to our revenue and Adjusted OIBDA in the Bahamas during the fourth quarter of 2016 of $2 million and $4 million, respectively. Although the adverse impacts of Hurricane Matthew continued during the first half of 2017, we expect these impacts to progressively decline over the course of 2017. In addition, we estimate that property and equipment additions required to repair our fixed-line and mobile networks in the Bahamas will aggregate up to $30 million, of which $22 million was incurred during the fourth quarter of 2016. Although we have property and business interruption insurance that we expect will cover a significant portion of our Hurricane Matthew losses, no assurance can be given as to the amount and timing of the insurance proceeds that we will ultimately recover.

In addition, high levels of sovereign debt in the U.S. and several countries in which we or our affiliates operate, combined with weak growth and high unemployment, could potentially lead to fiscal reforms (including austerity measures), tax increases, sovereign debt restructurings, currency instability, increased counterparty credit risk, high levels of volatility and disruptions in the credit and equity markets, as well as other outcomes that might adversely impact our company. The occurrence of any of these events could have an adverse impact on, among other matters, our liquidity and cash flows.

We are facing challenging economic environments in many of our markets, most notably in Trinidad and Tobago, Barbados and Puerto Rico. In Puerto Rico, this environment is due in part to the government’s liquidity issues. In this regard, the Puerto Rico government has failed to make significant portions of its scheduled debt payments during 2016 and 2017. Although the Puerto Rico government had implemented tax increases and other measures to improve its solvency and the U.S. had implemented legislation designed to help manage Puerto Rico’s debt crisis, the Puerto Rico government filed for a form of bankruptcy protection in May 2017, and Puerto

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Rico’s public utility followed suit in July 2017. In addition, myriad austerity measures, including with respect to public spending on pensions, public healthcare and education, have been either recommended or mandated by the fiscal oversight board charged with overseeing Puerto Rico’s recovery and/or adopted by the Puerto Rico government. In addition, although the impacts of Hurricanes Irma and Maria may exacerbate the negative economic trends in Puerto Rico, we cannot predict whether or to what extent this will be the case. If the fiscal and economic conditions in Puerto Rico were to continue to worsen, the population of Puerto Rico could continue to decline and the demand and ability of customers to pay for Liberty Puerto Rico’s services could be impaired, both of which could have a negative impact on Liberty Puerto Rico’s results of operations, cash flows and financial condition.

Results of Operations

The comparability of our operating results during the periods presented herein is affected by the CWC Acquisition on May 16, 2016 and the Choice Acquisition on June 3, 2015 and by FX. As we use the term, organic changes exclude FX and the estimated impact of acquisitions. For further information regarding our acquisitions, see note 4 to the LatAm Group December 31, 2016 Combined Financial Statements.

In the following discussion, we quantify the estimated impact of acquisitions (the Acquisition Impact) on our operating results. The Acquisition Impact represents our estimate of the difference between the operating results of the periods under comparison that is attributable to an acquisition. In general, we base our estimate of the Acquisition Impact on an acquired entity’s operating results during the first three to six months following the acquisition date, as adjusted to remove integration costs and any other material unusual or nonoperational items, such that changes from those operating results in subsequent periods are considered to be organic changes. Accordingly, in the following discussion, (i) organic variances attributed to an acquired entity during the first 12 months following the acquisition date represent differences between the Acquisition Impact and the actual results and (ii) the calculation of our organic change percentages includes the organic activity of an acquired entity relative to the Acquisition Impact of such entity. In the case of CWC, our organic growth calculations compare CWC’s current- and prior-year results for the period from May 16 to June 30. In addition, we include all integration costs incurred by CWC subsequent to the May 16, 2016 acquisition date in the calculation of CWC’s organic changes in SG&A expenses.

Changes in foreign currency exchange rates have a significant impact on our reported operating results as certain entities within CWC and VTR have functional currencies other than the U.S. dollar. Our primary exposure to FX risk during the three months ended June 30, 2017 was to the Chilean peso as 25.1% of our reported revenue during the period was derived from VTR, whose functional currency is the Chilean peso. In addition, our reported operating results are impacted by changes in the exchange rates for other local currencies in Latin America and the Caribbean. The portions of the changes in the various components of our results of operations that are attributable to changes in FX are highlighted under “—Discussion and Analysis of our Reportable Segments” and “—Discussion and Analysis of our Combined Operating Results” below. For information concerning our foreign currency risks and applicable foreign currency exchange rates, see “Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk” below.

The amounts presented and discussed below represent 100% of each reportable segment’s revenue and Adjusted OIBDA. As we have the ability to control Liberty Puerto Rico and certain subsidiaries of CWC that are not wholly owned, we include 100% of the revenue and expenses of these entities in our combined statements of operations despite the fact that third parties own significant interests in these entities. The noncontrolling owners’ interests in the operating results of Liberty Puerto Rico and certain subsidiaries of CWC are reflected in net earnings or loss attributable to noncontrolling interests in our combined statements of operations.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Discussion and Analysis of our Reportable Segments

General

All of the reportable segments set forth below derive their revenue primarily from (i) broadband communications services, including video, broadband internet and fixed-line telephony services, (ii) B2B services and (iii) with the exception of Liberty Puerto Rico, mobile services. For detailed information regarding the composition of our reportable segments, see note 18 to the LatAm Group December 31, 2016 Combined Financial Statements.

The tables presented below in this section provide a separate analysis of each of the line items that comprise Adjusted OIBDA, as further discussed in note 18 to the LatAm Group December 31, 2016 Combined Financial Statements, as well as an analysis of Adjusted OIBDA by reportable segment. These tables present (i) the amounts reported by each of our reportable segments for the current and comparative periods, (ii) the reported U.S. dollar change and percentage change from period to period and (iii) the organic U.S. dollar change and percentage change from period to period. The comparisons that exclude FX assume that exchange rates remained constant at the prior year rate during the comparative periods that are included in each table. As discussed under “Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk” below, we have significant exposure to movements in foreign currency exchange rates. We also provide a table showing the Adjusted OIBDA margins of our reportable segments for the three and six months ended June 30, 2017 and June 30, 2016 and for 2016, 2015 and 2014 at the end of this section. We do not include share-based compensation in the discussion and analysis of our other operating and SG&A expenses as share-based compensation expense is not included in our performance measures. Share-based compensation expense is discussed under “—Discussion and Analysis of our Combined Operating Results” below.

Most of our revenue is derived from jurisdictions that administer VAT or similar revenue-based taxes. Any increases in these taxes could have an adverse impact on our ability to maintain or increase our revenue to the extent that we are unable to pass such tax increases on to our customers. In the case of revenue-based taxes for which we are the ultimate taxpayer, we will also experience increases in our operating costs and expenses and corresponding declines in our Adjusted OIBDA and Adjusted OIBDA margins to the extent of any such tax increases.

We pay interconnection fees to other telephony providers when calls or text messages from our subscribers terminate on another network, and we receive similar fees from such providers when calls or text messages from their customers terminate on our networks or networks that we access through MVNO or other arrangements. The amounts we charge and incur with respect to fixed-line telephony and mobile interconnection fees are subject to regulatory oversight. To the extent that regulatory authorities introduce fixed-line or mobile termination rate changes, we would experience prospective changes and, in very limited cases, we could experience retroactive changes in our interconnect revenue and/or costs. The ultimate impact of any such changes in termination rates on our Adjusted OIBDA would be dependent on the call or text messaging patterns that are subject to the changed termination rates.

We are subject to inflationary pressures with respect to certain costs and foreign currency exchange risk with respect to costs and expenses that are denominated in currencies other than the respective functional currencies of our consolidated reportable segments (non-functional currency expenses). Any cost increases that we are not able to pass on to our subscribers through rate increases would result in increased pressure on our operating margins.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Revenue of our Reportable Segments

General. While not specifically discussed in the below explanations of the changes in the revenue of our reportable segments, we are experiencing significant competition in all of our markets. This competition has an adverse impact on our ability to increase or maintain our RGUs and/or ARPU.

Variances in the subscription revenue that we receive from our customers are a function of (i) changes in the number of RGUs or mobile subscribers outstanding during the period and (ii) changes in ARPU. Changes in ARPU can be attributable to (a) changes in prices, (b) changes in bundling or promotional discounts, (c) changes in the tier of services selected, (d) variances in subscriber usage patterns and (e) the overall mix of cable and mobile products within a segment during the period. In the following discussion, we discuss ARPU changes in terms of the net impact of the above factors on the ARPU that is derived from our video, broadband internet, fixed-line telephony and mobile products.

Revenue—Three and six months ended June 30, 2017 compared to three and six months ended June 30, 2016

	Three months ended June 30,		Increase (decrease)		Organic increase (decrease)
	2017	2016	$	%	$	%
	in millions, except percentages
CWC	$582.7	$285.6	$297.1	104.0	$2.3	0.4
VTR	231.1	210.6	20.5	9.7	16.0	7.6
Liberty Puerto Rico	108.3	106.9	1.4	1.3	1.4	1.3
Corporate and other	(1.2)	(0.2)	(1.0)	N.M.	(1.0)	N.M.

Total	$920.9	$602.9	$318.0	52.7	$18.7	2.1

	Six months ended June 30,		Increase (decrease)		Organic increase (decrease)
	2017	2016	$	%	$	%
	in millions, except percentages
CWC	$1,158.3	$285.6	$872.7	305.6	$2.3	0.4
VTR	460.4	410.6	49.8	12.1	30.2	7.4
Liberty Puerto Rico	215.0	210.8	4.2	2.0	4.2	2.0
Corporate and other	(1.9)	(0.2)	(1.7)	N.M.	(1.7)	N.M.

Total	$1,831.8	$906.8	$925.0	102.0	$35.0	2.0

N.M.—Not Meaningful.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CWC. The details of the increases in CWC’s revenue during the three and six months ended June 30, 2017, as compared to the corresponding periods in 2016, includes (i) organic increases of $2.3 million or 0.4% for each of the comparative periods, (ii) the impact of acquisitions and (iii) the impact of FX, as set forth below:

	Three-month period			Six-month period
	Subscription revenue	Non- subscription revenue	Total	Subscription revenue	Non- subscription revenue	Total
	in millions
Increase (decrease) in residential cable subscription revenue due to change in:
Average number of RGUs (a)	$(0.4)	$—	$(0.4)	$(0.4)	$—	$(0.4)
ARPU (b)	2.0	—	2.0	2.0	—	2.0
Decrease in residential cable non-subscription revenue (c)	—	(3.8)	(3.8)	—	(3.8)	(3.8)

Total increase (decrease) in residential cable revenue	1.6	(3.8)	(2.2)	1.6	(3.8)	(2.2)
Increase (decrease) in residential mobile revenue (d)	(5.0)	1.1	(3.9)	(5.0)	1.1	(3.9)
Increase in B2B revenue (e)	—	8.4	8.4	—	8.4	8.4

Total organic increase (decrease)	(3.4)	5.7	2.3	(3.4)	5.7	2.3
Impact of acquisitions	144.4	155.9	300.3	434.3	448.2	882.5
Impact of FX	(3.0)	(2.5)	(5.5)	(6.8)	(5.3)	(12.1)

Total	$138.0	$159.1	$297.1	$424.1	$448.6	$872.7

(a)	The decreases in residential cable subscription revenue related to changes in the average number of RGUs are attributable to decreases in the average number of enhanced video, fixed-line telephony and, to a lesser extent, basic video RGUs that were only partially offset by increases in the average number of broadband internet and DTH RGUs.
(b)	The increases in residential cable subscription revenue related to changes in ARPU are primarily attributable to the net effect of (i) higher ARPU from video services and (ii) lower ARPU from fixed-line telephony services.
(c)	The decreases in residential cable non-subscription revenue are primarily attributable to decreases in interconnect revenue, mainly due to lower fixed-line telephony termination volumes in Jamaica.
(d)	The decreases in residential mobile revenue are attributable to decreases in mobile subscription revenue that are primarily attributable to the net effect of (i) lower revenue in the Bahamas attributable to decreases in the average number of subscribers and lower ARPU, primarily driven by the commercial launch of mobile services by a competitor during the fourth quarter of 2016, and (ii) higher revenue in Jamaica attributable to higher ARPU and increases in the average number of mobile subscribers.
(e)	The increases in B2B revenue are attributable to increases in B2B non-subscription revenue. The increases in B2B non-subscription revenue include the $4.9 million organic impact associated with wholesale revenue recognized on a cash basis during the second quarter of 2017 related to services provided to a significant customer in prior quarters.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

VTR. The increases in VTR’s revenue during the three and six months ended June 30, 2017, as compared to the corresponding periods in 2016, includes (i) organic increases of $16.0 million or 7.6% and $30.2 million or 7.4%, respectively (ii) the impact of FX, as set forth below:

	Three-month period			Six-month period
	Subscription revenue	Non- subscription revenue	Total	Subscription revenue	Non- subscription revenue	Total
	in millions
Increase in residential cable subscription revenue due to change in:
Average number of RGUs (a)	$3.4	$—	$3.4	$6.8	$—	$6.8
ARPU (b)	8.4	—	8.4	16.0	—	16.0
Decrease in residential cable non-subscription revenue (c)	—	(2.9)	(2.9)	—	(5.2)	(5.2)

Total increase (decrease) in residential cable revenue	11.8	(2.9)	8.9	22.8	(5.2)	17.6
Increase in residential mobile revenue (d)	3.2	0.4	3.6	6.1	0.6	6.7
Increase in B2B revenue (e)	2.2	1.3	3.5	4.0	1.9	5.9

Total organic increase (decrease)	17.2	(1.2)	16.0	32.9	(2.7)	30.2
Impact of FX	5.7	(1.2)	4.5	20.6	(1.0)	19.6

Total	$22.9	$(2.4)	$20.5	$53.5	$(3.7)	$49.8

(a)	The increases in residential cable subscription revenue related to changes in the average number of RGUs are attributable to increases in the average number of broadband internet and enhanced video RGUs that were only partially offset by declines in the average number of fixed-line telephony and basic video RGUs.
(b)	The increases in residential cable subscription revenue related to changes in ARPU are attributable to (i) the net effect of (a) higher ARPU from video and broadband internet services and (b) lower ARPU from fixed-line telephony services and (ii) an improvement in RGU mix. In addition, the increases in VTR’s residential cable subscription revenue include increases of $1.9 million and $3.8 million, respectively, resulting from the impact of unfavorable adjustments recorded during the first and second quarters of 2016 to reflect the retroactive application of a tariff for the period from July 2013 through February 2014.
(c)	The decreases in residential cable non-subscription revenue are primarily due to lower advertising revenue and lower interconnect revenue, attributable to lower fixed-line telephony termination rates and volumes.
(d)	The increases in residential mobile subscription revenue are primarily due to increases in the average number of mobile subscribers.
(e)	The increases in B2B subscription revenue are primarily attributable to increases in the average number of broadband internet and fixed-line telephony SOHO RGUs.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Liberty Puerto Rico. The details of the increases in Liberty Puerto Rico’s revenue during the three and six months ended June 30, 2017, as compared to the corresponding periods in 2016, are set forth below:

	Three-month period			Six-month period
	Subscription revenue	Non- subscription revenue	Total	Subscription revenue	Non- subscription revenue	Total
	in millions
Increase (decrease) in residential cable subscription revenue due to change in:
Average number of RGUs (a)	$2.1	$—	$2.1	$4.5	$—	$4.5
ARPU (b)	(1.0)	—	(1.0)	(1.6)	—	(1.6)
Decrease in residential cable non-subscription revenue	—	(0.2)	(0.2)	—	—	—

Total increase (decrease) in residential cable revenue	1.1	(0.2)	0.9	2.9	—	2.9
Increase (decrease) in B2B revenue (c)	(0.1)	0.8	0.7	0.1	1.5	1.6
Decrease in other revenue	—	(0.2)	(0.2)	—	(0.3)	(0.3)

Total	$1.0	$0.4	$1.4	$3.0	$1.2	$4.2

(a)	The increases in residential cable subscription revenue related to changes in the average number of RGUs are attributable to increases in the average number of broadband internet and fixed-line telephony RGUs that were only partially offset by declines in the average number of enhanced video RGUs.
(b)	The decreases in residential cable subscription revenue related to changes in ARPU are attributable to the net effect of (i) adverse changes in RGU mix and (ii) net increases due to (a) higher ARPU from broadband internet services and (b) lower ARPU from video and fixed-line telephony services.
(c)	The increases in B2B non-subscription revenue are primarily due to higher revenue from data services.

Revenue—2016 compared to 2015

	Year ended December 31,		Increase (decrease)		Organic increase (decrease)
	2016	2015	$	%	$	%
	in millions, except percentages
CWC	$1,444.8	$—	$1,444.8	N.M.	$—	N.M.
VTR	859.5	838.1	21.4	2.6	50.6	6.0
Liberty Puerto Rico (a)	420.8	379.2	41.6	11.0	4.0	1.0
Corporate and other	(1.3)	—	(1.3)	N.M.	(1.3)	N.M.

Total	$2,723.8	$1,217.3	$1,506.5	123.8	$53.3	2.0

(a)	The amount presented for 2015 excludes the pre-acquisition revenue of Choice, which was acquired on June 3, 2015.

N.M.—Not Meaningful.

CWC. The increase in CWC’s revenue during 2016, as compared to 2015, is entirely attributable to the May 16, 2016 CWC Acquisition.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

VTR. The increase in VTR’s revenue during 2016, as compared to 2015, includes (i) an organic increase of $50.6 million or 6.0% and (ii) the impact of FX, as set forth below:

	Subscription revenue	Non- subscription revenue	Total
	in millions
Increase in cable subscription revenue due to change in:
Average number of RGUs (a)	$21.0	$—	$21.0
ARPU (b)	24.4	—	24.4

Total increase in cable subscription revenue	45.4	—	45.4
Increase in mobile subscription revenue (c)	6.8	—	6.8

Total increase in subscription revenue	52.2	—	52.2
Decrease in other revenue (d)	—	(1.6)	(1.6)

Total organic increase (decrease)	52.2	(1.6)	50.6
Impact of FX	(27.6)	(1.6)	(29.2)

Total	$24.6	$(3.2)	$21.4

(a)	The increase in cable subscription revenue related to a change in the average number of RGUs is attributable to increases in the average numbers of broadband internet and enhanced video RGUs that were only partially offset by declines in the average numbers of fixed-line telephony and basic video RGUs.
(b)	The increase in cable subscription revenue related to a change in ARPU is attributable to (i) a net increase due to (a) higher ARPU from video and broadband internet services and (b) lower ARPU from fixed-line telephony services and (ii) an improvement in RGU mix. In addition, the increase in Chile’s cable subscription revenue includes adjustments to reflect the retroactive application of a tariff on ancillary services provided directly to customers for the period from July 2013 through February 2014, including (1) a decrease of $4.2 million due to the impact of unfavorable adjustments recorded during the first and second quarters of 2016 and (2) an increase of $2.2 million due to the impact of an unfavorable adjustment recorded during the first quarter of 2015.
(c)	The increase in mobile subscription revenue is due to (i) an increase in the average number of mobile subscribers, as an increase in the average number of postpaid mobile subscribers more than offset the decrease in the average number of prepaid mobile subscribers, and (ii) higher ARPU primarily due to a higher proportion of mobile subscribers on postpaid plans, which generate higher ARPU than prepaid plans.
(d)	The decrease in other revenue is primarily due to the net effect of (i) a decrease in advertising revenue and (ii) an increase of $2.7 million in interconnect revenue due to the impacts of unfavorable adjustments recorded during the first and third quarters of 2015 to reflect the retroactive application of a tariff reduction to June 2012.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Liberty Puerto Rico. The increase in Liberty Puerto Rico’s revenue during 2016, as compared to 2015, includes (i) an organic increase of $4.0 million or 1.0% and (ii) the impact of the Choice Acquisition, as set forth below:

	Subscription revenue	Non- subscription revenue	Total
	in millions
Increase (decrease) in cable subscription revenue due to change in:
Average number of RGUs (a)	$2.7	$—	$2.7
ARPU (b)	(3.8)	—	(3.8)

Total decrease in cable subscription revenue	(1.1)	—	(1.1)
Increase in B2B revenue (c)	—	5.5	5.5
Decrease in other revenue	—	(0.4)	(0.4)

Total organic increase (decrease)	(1.1)	5.1	4.0
Impact of the Choice Acquisition	33.7	3.9	37.6

Total	$32.6	$9.0	$41.6

(a)	The increase in cable subscription revenue related to a change in the average number of RGUs is attributable to increases in the average numbers of fixed-line telephony and broadband internet RGUs that were only partially offset by a decline in the average number of enhanced video RGUs.
(b)	The decrease in cable subscription revenue related to a change in ARPU is attributable to the net effect of (i) an adverse change in RGU mix and (ii) a net increase due to (a) higher ARPU from broadband internet services and (b) lower ARPU from fixed-line telephony and video services.
(c)	The increase in B2B revenue is largely due to higher revenue from data services.

Revenue—2015 compared to 2014

	Year ended December 31,		Increase (decrease)		Organic increase
	2015	2014	$	%	$	%
	in millions, except percentages
VTR	$838.1	$898.5	$(60.4)	(6.7)	$61.5	6.9
Liberty Puerto Rico (a)	379.2	306.1	73.1	23.9	20.5	5.7

Total	$1,217.3	$1,204.6	$12.7	1.1	$82.0	6.5

(a)	The amount presented for 2015 includes the post-acquisition revenue of Choice, which was acquired on June 3, 2015.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

VTR. The decrease in VTR’s revenue during 2015, as compared to 2014, includes (i) an organic increase of $61.5 million or 6.9% and (ii) the impact of FX, as set forth below:

	Subscription revenue	Non- subscription revenue	Total
	in millions
Increase in cable subscription revenue due to change in:
Average number of RGUs (a)	$23.0	$—	$23.0
ARPU (b)	20.4	—	20.4

Total increase in cable subscription revenue	43.4	—	43.4
Increase in mobile subscription revenue (c)	16.3	—	16.3

Total increase in subscription revenue	59.7	—	59.7
Increase in other revenue (d)	—	1.8	1.8

Total organic increase	59.7	1.8	61.5
Impact of FX	(114.4)	(7.5)	(121.9)

Total	$(54.7)	$(5.7)	$(60.4)

(a)	The increase in cable subscription revenue related to a change in the average number of RGUs is attributable to increases in the average numbers of broadband internet and enhanced video RGUs that were only partially offset by declines in the average numbers of basic video and fixed-line telephony RGUs.
(b)	The increase in cable subscription revenue related to a change in ARPU is attributable to (i) a net increase due to (a) higher ARPU from video and broadband internet services and (b) lower ARPU from fixed-line telephony services and (ii) an improvement in RGU mix. In addition, the growth in ARPU was partially offset by a decrease in revenue due to the impact of a $2.5 million adjustment recorded during the first quarter of 2015 to reflect the retroactive application of a proposed tariff on ancillary services provided directly to customers for the period from July 2013 through February 2014.
(c)	The increase in mobile subscription revenue is due to (i) an increase in the average number of subscribers, as an increase in the average number of postpaid subscribers more than offset the decrease in the average number of prepaid subscribers, and (ii) higher ARPU, primarily due to a higher proportion of mobile subscribers on postpaid plans, which generate higher ARPU than prepaid plans.
(d)	The increase in other revenue is due to the net effect of (i) a decrease in interconnect revenue, (ii) an increase in installation revenue, (iii) an increase in advertising revenue and (iv) a net increase resulting from individually insignificant changes in other non-subscription revenue categories. The decrease in interconnect revenue is primarily due to (a) lower rates and (b) a decrease of $3.0 million related to the impact of adjustments recorded during the first and third quarters of 2015 to reflect the retroactive application of a tariff reduction to June 2012.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Liberty Puerto Rico. The increase in Liberty Puerto Rico’s revenue during 2015, as compared to 2014, includes (i) an organic increase of $20.5 million or 5.7% and (ii) the impact of the Choice Acquisition, as set forth below:

	Subscription revenue	Non- subscription revenue	Total
	in millions
Increase (decrease) in cable subscription revenue due to change in:
Average number of RGUs (a)	$20.8	$—	$20.8
ARPU (b)	(5.7)	—	(5.7)

Total increase in cable subscription revenue	15.1	—	15.1
Increase in B2B revenue	—	4.6	4.6
Increase in other revenue	—	0.8	0.8

Total organic increase	15.1	5.4	20.5
Impact of the Choice Acquisition	47.2	5.4	52.6

Total	$62.3	$10.8	$73.1

(a)	The increase in cable subscription revenue related to a change in the average number of RGUs is attributable to increases in the average numbers of fixed-line telephony, broadband internet and enhanced video RGUs.
(b)	The decrease in cable subscription revenue related to a change in ARPU is primarily due to an adverse change in RGU mix. Excluding the impact of RGU mix, ARPU was relatively unchanged due to the net effect of (i) higher ARPU from video and broadband internet services and (ii) lower ARPU from fixed-line telephony services.

Programming and Other Direct Costs of Services of our Reportable Segments

General. Programming and other direct costs of services include programming and copyright costs, mobile access and interconnect costs, mobile handset and other equipment cost of goods sold and other direct costs related to our operations. Programming and copyright costs, which represent a significant portion of our operating costs, are expected to rise in future periods as a result of (i) higher costs associated with the expansion of our digital video content, including rights associated with ancillary product offerings and rights that provide for the broadcast of live sporting events, (ii) rate increases and (iii) growth in the number of our enhanced video subscribers. During 2016, CWC began broadcasting live Premier League games in a number of its markets pursuant to a new multi-year agreement. The cost of the rights to broadcast these games, which are excluded from the calculation of organic growth, represents a significant portion of CWC’s programming costs.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Programming and other direct costs of services — Three and six months ended June 30, 2017 compared to three and six months ended June 30, 2016

	Three months ended June 30,		Increase (decrease)		Organic increase (decrease)
	2017	2016	$	%	$	%
	in millions, except percentages
CWC	$135.6	$59.8	$75.8	126.8	$6.1	4.6
VTR	63.0	60.3	2.7	4.5	1.5	2.5
Liberty Puerto Rico	27.0	29.2	(2.2)	(7.5)	(2.1)	(7.2)
Corporate and other	(1.1)	(0.1)	(1.0)	N.M.	(1.0)	N.M.

Total	$224.5	$149.2	$75.3	50.5	$4.5	2.1

	Six months ended June 30,		Increase (decrease)		Organic increase (decrease)
	2017	2016	$	%	$	%
	in millions, except percentages
CWC	$269.0	$59.8	$209.2	349.8	$6.1	4.6
VTR	124.6	114.9	9.7	8.4	4.5	3.9
Liberty Puerto Rico	54.6	58.6	(4.0)	(6.8)	(4.0)	(6.8)
Corporate and other	(1.8)	(0.2)	(1.6)	N.M.	(1.7)	N.M.

Total	$446.4	$233.1	$213.3	91.5	$4.9	1.1

N.M.—Not Meaningful.

CWC. CWC’s programming and other direct costs of services increased $75.8 million or 126.8% and $209.2 million or 349.8% during the three and six months ended June 30, 2017, respectively, as compared to the corresponding periods in 2016. These increases include increases of $71.6 million and $206.0 million, respectively, attributable to the impact of the CWC Acquisition and the CWC Carve-out Acquisition. Excluding the effects of acquisitions and FX, CWC’s programming and other direct costs of services increased $6.1 million or 4.6% during each of the three and six months ended June 30, 2017, as compared to the corresponding periods in 2016. These increases are primarily due to increases in programming and copyright costs of $5.8 million or 45.0% during each of the three and six months ended June 30, 2017, as compared to the corresponding periods in 2016 resulting from CWC’s carriage of live Premier League games. In August 2016, CWC began broadcasting live Premier League games in a number of its markets pursuant to a new multi-year agreement. The cost of the rights to broadcast these games, which are largely excluded from the organic increases in CWC’s programming and copyright costs, represents a significant portion of CWC’s programming costs.

VTR. VTR’s programming and other direct costs of services increased $2.7 million or 4.5% and $9.7 million or 8.4% during the three and six months ended June 30, 2017, respectively, as compared to the corresponding periods in 2016. Excluding the effects of FX, VTR’s programming and other direct costs of services increased $1.5 million or 2.5% and $4.5 million or 3.9% during the three and six months ended June 30, 2017, respectively, as compared to the corresponding periods in 2016. These increases include the following factors:

•

Increases in programming and copyright costs of $0.6 million or 1.4% and $1.9 million or 2.4%, respectively, primarily associated with the net effect of (i) growth in the number of enhanced video subscribers, (ii) decreased costs for certain premium content and (iii) increases arising from foreign currency exchange rate fluctuations, after giving effect to the application of hedge accounting for

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 certain derivative instruments that are used to mitigate a portion of our foreign currency exchange rate risk with respect to our U.S. dollar-denominated programming contracts. A significant portion of VTR’s programming contracts are denominated in U.S. dollars;

•	Increases in mobile handset costs of $0.3 million and $1.7 million, respectively, due to higher mobile handset sales; and

•	Increases in mobile access and interconnect costs of $1.0 million or 7.2% and $1.6 million or 6.0%, respectively, primarily due to the net effect of (i) higher MVNO charges and (ii) net declines resulting from lower interconnect rates and higher call volumes.

Liberty Puerto Rico. Liberty Puerto Rico’s programming and other direct costs of services decreased $2.2 million or 7.5% and $4.0 million or 6.8% during the three and six months ended June 30, 2017, respectively, as compared to the corresponding periods in 2016, primarily due to decreases in premium content costs.

Programming and other direct costs of services—2016 compared to 2015

	Year ended December 31,		Increase (decrease)		Organic increase (decrease)
	2016	2015	$	%	$	%
	in millions, except percentages
CWC	$327.6	$—	$327.6	N.M.	$—	N.M.
VTR	237.6	227.9	9.7	4.3	17.7	7.8
Liberty Puerto Rico (a)	113.3	110.3	3.0	2.7	(7.4)	(6.1)
Corporate and other	(1.3)	(0.5)	(0.8)	N.M.	(0.8)	N.M.

Total	$677.2	$337.7	$339.5	100.5	$9.5	1.4

(a)	The amount presented for 2015 excludes the pre-acquisition programming and other direct costs of services of Choice, which was acquired on June 3, 2015.

N.M.—Not Meaningful.

CWC. The increase in CWC’s programming and other direct costs of services is entirely attributable to the May 16, 2016 CWC Acquisition.

VTR. VTR’s programming and other direct costs of services increased $9.7 million or 4.3% during 2016, as compared to 2015. Excluding the effects of FX, VTR’s programming and other direct costs of services increased $17.7 million or 7.8%. This increase includes the following factors:

•	An increase in programming and copyright costs of $15.4 million or 10.2%, primarily associated with (i) growth in the number of enhanced video subscribers and (ii) an increase of $3.8 million arising from foreign currency exchange rate fluctuations, after giving effect to the application of hedge accounting for certain derivative instruments that are used to mitigate a portion of VTR’s foreign currency exchange rate risk with respect to its U.S. dollar-denominated programming contracts. A significant portion of VTR’s programming contracts are denominated in U.S. dollars;

•	An increase in mobile handset costs of $3.7 million, primarily due to higher mobile handset sales volume; and

•	A decrease in mobile access and interconnect costs of $1.6 million or 6.6%, primarily attributable to the net effect of (i) lower mobile access charges and, to a lesser extent, lower mobile usage and (ii) a $2.3 million increase related to an adjustment that was recorded in the first quarter of 2015 to reflect a February 2015 tariff decline that was retroactive to May 2014.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Liberty Puerto Rico. Liberty Puerto Rico’s programming and other direct costs of services increased $3.0 million or 2.7% during 2016, as compared to 2015. This increase includes an increase of $10.4 million attributable to the impact of the Choice Acquisition. Excluding the effects of this acquisition, Liberty Puerto Rico’s programming and other direct costs of services decreased $7.4 million or 6.1%. This decrease includes the following factors:

•	A decrease in programming and copyright costs of $4.5 million or 4.7%, primarily due to decreased costs for certain premium content; and

•	A decrease in other costs of $2.4 million or 78.8%, primarily due to lower carrier costs.

Programming and other direct costs of services—2015 compared to 2014

	Year ended December 31,		Increase (decrease)		Organic increase (decrease)
	2015	2014	$	%	$	%
	in millions, except percentages
VTR	$227.9	$233.7	$(5.8)	(2.5)	$27.6	11.8
Liberty Puerto Rico (a)	110.3	90.6	19.7	21.7	5.2	4.9
Corporate and other	(0.5)	—	(0.5)	N.M.	(0.5)	N.M.

Total	$337.7	$324.3	$13.4	4.1	$32.3	9.5

(a)	The amount presented for 2015 includes the post-acquisition programming and other direct costs of services of Choice, which was acquired on June 3, 2015.

N.M.—Not Meaningful.

VTR. VTR’s programming and other direct costs of services decreased $5.8 million or 2.5% during 2015, as compared to 2014. Excluding the effects of FX, VTR’s programming and other direct costs of services increased $27.6 million or 11.8%. This increase includes the following factors:

•	An increase in programming and copyright costs of $21.7 million or 14.3%, primarily associated with (i) an increase due to growth in the number of enhanced video subscribers and (ii) an increase of $5.6 million arising from foreign currency exchange rate fluctuations with respect to VTR’s U.S. dollar-denominated programming contracts. A significant portion of VTR’s programming contracts are denominated in U.S. dollars; and

•	An increase in mobile access and interconnect costs of $4.3 million or 6.3%, primarily attributable to the net effect of (i) an increase related to (a) higher roaming costs due to the impact of increased volumes and (b) higher interconnect costs resulting from the net effect of increased call volumes and lower rates and (ii) a decrease of $5.1 million in mobile access charges due to a February 2015 tariff decline that was retroactive to May 2014, including a decrease of $2.5 million related to 2014 access charges.

Liberty Puerto Rico. Liberty Puerto Rico’s programming and other direct costs of services increased $19.7 million or 21.7% during 2015, as compared to 2014. This increase includes an increase of $14.5 million attributable to the impact of the Choice Acquisition. Excluding the effects of this acquisition, Liberty Puerto Rico’s programming and other direct costs of services increased $5.2 million or 4.9%. This increase includes the following factors:

•	An increase in programming and copyright costs of $3.2 million or 3.9%, primarily due to increased costs for certain content and growth in the numbers of enhanced video subscribers; and

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

•	An increase in access costs of $1.8 million or 22.9%, primarily due to increased costs related to additional capacity agreements with third-party internet providers.

Other Operating Expenses of our Reportable Segments

General. Other operating expenses include network operations, customer operations, customer care, share-based compensation and other costs related to our operations.
Other operating expenses—Three and six months ended June 30, 2017 compared to three and six months ended June 30, 2016

	Three months ended June 30,		Increase (decrease)		Organic increase (decrease)
	2017	2016	$	%	$	%
	in millions, except percentages
CWC	$106.4	$55.4	$51.0	92.1	$(0.8)	(0.8)
VTR	38.0	32.5	5.5	16.9	4.6	14.0
Liberty Puerto Rico	14.9	14.2	0.7	4.9	0.6	4.2
Corporate and other	—	(0.1)	0.1	N.M.	—	N.M.

Total other operating expenses excluding share-based compensation expense	159.3	102.0	57.3	56.2	$4.4	2.8

Share-based compensation	0.1	0.3	(0.2)	(66.7)

Total	$159.4	$102.3	$57.1	55.8

	Six months ended June 30,		Increase (decrease)		Organic increase (decrease)
	2017	2016	$	%	$	%
	in millions, except percentages
CWC	$215.4	$55.4	$160.0	288.8	$(0.8)	(0.8)
VTR	74.9	66.2	8.7	13.1	5.4	8.2
Liberty Puerto Rico	30.3	30.3	—	—	—	—
Corporate and other	(0.1)	—	(0.1)	N.M.	—	N.M.

Total other operating expenses excluding share-based compensation expense	320.5	151.9	168.6	111.0	$4.6	1.5

Share-based compensation	0.6	0.5	0.1	20.0

Total	$321.1	$152.4	$168.7	110.7

N.M.—Not Meaningful.

CWC. CWC’s other operating expenses (exclusive of share-based compensation expenses) increased $51.0 million or 92.1% and $160.0 million or 288.8% during the three and six months ended June 30, 2017, respectively, as compared to the corresponding periods in 2016. These increases include increases of $52.4 million and $162.4 million, respectively, attributable to the impact of the CWC Acquisition and the CWC Carve-out Acquisition. Excluding the effects of acquisitions and FX, CWC’s other operating expenses remained relatively flat during the 2017 periods, as compared with the corresponding periods in 2016.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

VTR. VTR’s other operating expenses (exclusive of share-based compensation expenses) increased $5.5 million or 16.9% and $8.7 million or 13.1% during the three and six months ended June 30, 2017, respectively, as compared to the corresponding periods in 2016. Excluding the effects of FX, VTR’s other operating expenses increased $4.6 million or 14.0% and $5.4 million or 8.2% during the three and six months ended June 30, 2017, respectively, as compared to the corresponding periods in 2016. These increases include the following factors:

•	Increases in bad debt and collection expenses of $2.1 million or 34.6% and $2.8 million or 20.8%, respectively;

•	Increases in outsourced labor and professional fees of $1.2 million or 36.7% and $2.5 million or 40.0%, respectively, primarily due to higher third-party call center costs; and

•	Decreases in personnel costs of $0.9 million or 9.9% and $2.3 million or 12.7%, respectively, primarily due to (i) lower staffing levels and (ii) lower incentive compensation costs.

Liberty Puerto Rico. Liberty Puerto Rico’s other operating expenses remained relatively unchanged during the three and six months ended June 30, 2017, as compared to the corresponding periods in 2016.

Other operating expenses—2016 compared to 2015

	Year ended December 31,		Increase (decrease)		Organic increase (decrease)
	2016	2015	$	%	$	%
	in millions, except percentages
CWC	$249.6	$—	$249.6	N.M.	$—	N.M.
VTR	129.5	128.4	1.1	0.9	6.2	4.8
Liberty Puerto Rico (a)	58.3	55.3	3.0	5.4	(3.3)	(5.4)
Corporate and other	(0.1)	0.5	(0.6)	N.M.	(0.6)	N.M.

Total other operating expenses excluding share-based compensation expense	437.3	184.2	253.1	137.4	$2.3	0.5

Share-based compensation expense	1.4	0.3	1.1	366.7

Total	$438.7	$184.5	$254.2	137.8

(a)	The amount presented for 2015 excludes the pre-acquisition other operating expenses of Choice, which was acquired on June 3, 2015.

N.M.—Not Meaningful.

CWC. The increase in CWC’s other operating expenses is entirely attributable to the May 16, 2016 CWC Acquisition.

VTR. VTR’s other operating expenses (exclusive of share-based compensation expenses) increased $1.1 million or 0.9% during 2016, as compared to 2015. Excluding the effects of FX, VTR’s other operating expenses increased $6.2 million or 4.8%. This increase includes the following factors:

•	An increase in outsourced labor and professional fees of $4.4 billion or 15.6%, primarily due to higher call center costs; and

•	An increase in network-related expenses of $2.7 billion or 7.9%, primarily due to higher energy costs.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Liberty Puerto Rico. Liberty Puerto Rico’s other operating expenses increased $3.0 million or 5.4% during 2016, as compared to 2015. This increase includes an increase of $6.3 million attributable to the impact of the Choice Acquisition. Excluding the effects of this acquisition, Liberty Puerto Rico’s other operating expenses decreased $3.3 million or 5.4%. This decrease includes the following factors:

•	A decrease in network-related costs of $1.8 million or 15.6%, primarily due to lower outsourced labor for customer-facing activities;

•	A decrease in bad debt and collection expense of $1.1 million or 7.7%; and

•	A decrease in personnel costs of $0.7 million or 2.8%, primarily due to (i) lower staffing levels and (ii) lower incentive compensation costs.

Other operating expenses—2015 compared to 2014

	Year ended December 31,		Increase (decrease)		Organic increase
	2015	2014	$	%	$	%
	in millions, except percentages
VTR	$128.4	$143.6	$(15.2)	(10.6)	$3.3	2.3
Liberty Puerto Rico (a)	55.3	44.7	10.6	23.7	1.7	3.2
Corporate and other	0.5	—	0.5	N.M.	0.5	N.M.

Total other operating expenses excluding share-based compensation expense	184.2	188.3	(4.1)	(2.2)	5.5	2.8

Share-based compensation expense	0.3	2.8	(2.5)	(89.3)

Total	$184.5	$191.1	$(6.6)	(3.5)

(a)	The amount presented for 2015 includes the post-acquisition other operating expenses of Choice, which was acquired on June 3, 2015.

N.M.—Not Meaningful.

VTR. VTR’s other operating expenses (exclusive of share-based compensation expenses) decreased $15.2 million or 10.6% during 2015, as compared to 2014. Excluding the effects of FX, VTR’s other operating expenses increased $3.3 million or 2.3%. This increase includes the following factors:

•	A decrease in personnel costs of $7.6 million or 16.8% largely due to (i) lower incentive compensation costs and (ii) decreased costs related to higher proportions of employees devoted to the development of new billing and customer care systems and other capitalizable activities;

•	An increase in network-related expenses of $5.7 million or 16.9%, primarily due to increases in network maintenance costs;

•	An increase of $4.1 million due to the impact of favorable adjustments that were recorded during the fourth quarter of 2014 related to the reassessment of certain accrued liabilities;

•	An increase in outsourced labor and professional fees of $3.1 million or 10.7%, primarily due to higher call center costs; and

•	A net decrease resulting from individually insignificant changes in other operating expense categories.

Liberty Puerto Rico. Liberty Puerto Rico’s other operating expenses increased $10.6 million or 23.7% during 2015, as compared to 2014. This increase includes an increase of $8.9 million attributable to the impact of

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 the Choice Acquisition. Excluding the effects of this acquisition, Liberty Puerto Rico’s other operating expenses increased $1.7 million or 3.2%. This increase includes an increase in bad debt and collection expenses of $1.1 million or 10.5%.

SG&A Expenses of our Reportable Segments

General. SG&A expenses include human resources, information technology, general services, management, finance, legal, external sales and marketing costs, share-based compensation and other general expenses.

SG&A expenses—Three and six months ended June 30, 2017 compared to three and six months ended June 30, 2016

	Three months ended June 30,		Increase (decrease)		Organic increase (decrease)
	2017	2016	$	%	$	%
	in millions, except percentages
CWC	$116.6	$69.4	$47.2	68.0	$(10.5)	(8.2)
VTR	37.8	36.0	1.8	5.0	1.2	3.3
Liberty Puerto Rico	12.6	13.5	(0.9)	(6.7)	(0.8)	(6.0)
Corporate and other	2.1	1.7	0.4	23.5	0.5	37.5

Total SG&A expenses excluding share-based compensation expense	169.1	120.6	48.5	40.2	$(9.6)	(5.4)

Share-based compensation expense	2.9	2.9	—	—

Total	$172.0	$123.5	$48.5	39.3

	Six months ended June 30,		Increase (decrease)		Organic increase (decrease)
	2017	2016	$	%	$	%
	in millions, except percentages
CWC	$236.7	$69.4	$167.3	241.1	$(10.0)	(4.0)
VTR	77.0	71.4	5.6	7.8	2.4	3.4
Liberty Puerto Rico	25.0	25.1	(0.1)	(0.4)	(0.1)	(0.4)
Corporate and other	4.3	2.9	1.4	48.3	1.4	53.6

Total SG&A expenses excluding share-based compensation expense	343.0	168.8	174.2	103.2	$(6.3)	(1.8)

Share-based compensation expense	8.0	4.5	3.5	77.8

Total	$351.0	$173.3	$177.7	102.5

N.M.—Not Meaningful.

CWC. CWC’s SG&A expenses (exclusive of share-based compensation expense) increased $47.2 million or 68.0% and $167.3 million or 241.1% during the three and six months ended June 30, 2017, respectively, as compared to the corresponding periods in 2016. These increases include increases of $58.8 million and $179.8 million, respectively, attributable to the impact of the CWC Acquisition and the CWC Carve-out Acquisition.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Excluding the effects of acquisitions and FX, CWC’s SG&A expenses decreased $10.5 million or 8.2% and $10.0 million or 4.0% during the three and six months ended June 30, 2017, as compared to the corresponding periods in 2016. These increases include the following factors:

•	Decreases in outsourced labor and professional fees of $5.6 million or 53.4% and $4.3 million or 41.0%, respectively, primarily due to decreases in integration and other consulting costs; and

•	Decreases in personnel costs of $3.2 million or 11.0% for each comparative period primarily due to lower pension costs.

VTR. VTR’s SG&A expenses (exclusive of share-based compensation expense) increased $1.8 million or 5.0% and $5.6 million or 7.8% during the three and six months ended June 30, 2017, respectively, as compared to the corresponding periods in 2016. Excluding the effects of FX, VTR’s SG&A expenses increased $1.2 million or 3.3% and $2.4 million or 3.4% during the three and six months ended June 30, 2017, respectively, as compared to the corresponding periods in 2016. These increases include the following factors:

•	Increases in personnel costs of $1.5 million or 13.7% and $2.3 million or 11.8%, respectively, primarily due to annual wage increases and higher severance costs; and

•	Increases in information-technology related expenses of $0.9 million or 43.2% and $1.6 million or 45.3%, respectively, primarily due to higher software and other information technology-related maintenance costs.

Liberty Puerto Rico. Liberty Puerto Rico’s SG&A expenses (exclusive of share-based compensation expense) decreased $0.9 million or 6.7% and $0.1 million or 0.4% during the three and six months ended June 30, 2017, respectively, as compared to the corresponding periods in 2016, due to individually insignificant changes in certain components of Liberty Puerto Rico’s SG&A expenses.

SG&A expenses—2016 compared to 2015

	Year ended December 31,		Increase (decrease)		Organic increase (decrease)
	2016	2015	$	%	$	%
	in millions, except percentages
CWC	$325.7	$—	$325.7	N.M.	$9.9	3.1
VTR	153.1	153.7	(0.6)	(0.4)	4.4	2.9
Liberty Puerto Rico (a)	37.4	46.4	(9.0)	(19.4)	(14.5)	(28.1)
Corporate and other	9.0	4.3	4.7	N.M.	4.7	N.M.

Total SG&A expenses excluding share-based compensation expense	525.2	204.4	320.8	156.9	$4.5	0.8

Share-based compensation expense	14.0	2.1	11.9	566.7

Total	$539.2	$206.5	$332.7	161.1

(a)	The amount presented for 2015 excludes the pre-acquisition SG&A expenses of Choice, which was acquired on June 3, 2015.

N.M.—Not Meaningful.

CWC. The increase in CWC’s SG&A expenses is entirely attributable to the May 16, 2016 CWC Acquisition.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

VTR. VTR’s SG&A expenses (exclusive of share-based compensation expense) decreased $0.6 million or 0.4% during 2016, as compared to 2015. Excluding the effects of FX, VTR’s SG&A expenses increased $4.4 million or 2.9%. This increase includes the following factors:

•	An increase in personnel costs of $2.6 million or 5.5%, as increases in staffing levels and higher incentive compensation costs were only partially offset by lower severance costs;

•	A decrease in facilities expenses of $2.5 million or 10.0%, primarily due to lower facilities maintenance and utility costs;

•	An increase in external sales and marketing costs of $1.1 million or 2.2%, primarily resulting from new advertising campaigns initiated during 2016; and

•	A net increase resulting from individually insignificant changes in other SG&A expense categories.

Liberty Puerto Rico. Liberty Puerto Rico’s SG&A expenses (exclusive of share-based compensation expense) decreased $9.0 million or 19.4% during 2016, as compared to 2015. This decrease includes an increase of $5.5 million attributable to the impact of the Choice Acquisition. Excluding the effect of the Choice Acquisition, Liberty Puerto Rico’s SG&A expenses decreased $14.5 million or 28.1%. This decrease includes the following factors:

•	A $12.6 million decrease associated with the effective settlement of the PRTC Claim including (i) a $5.1 million reduction that represents the net impact of the reversal of the provision and related indemnification asset associated with the PRTC Claim that were originally recorded in connection with the acquisition of OneLink and (ii) the receipt of $7.5 million of indemnification proceeds from the former owners of OneLink. For additional information, see note 17 to the LatAm Group December 31, 2016 Combined Financial Statements; and

•	A net decrease resulting from individually insignificant changes in other SG&A expense categories.

SG&A expenses—2015 compared to 2014

	Year ended December 31,		Increase (decrease)		Organic increase (decrease)
	2015	2014	$	%	$	%
	in millions, except percentages
VTR	$153.7	$170.2	$(16.5)	(9.7)	$6.2	3.6
Liberty Puerto Rico (a)	46.4	41.9	4.5	10.7	(3.2)	(6.6)
Corporate and other	4.3	3.1	1.2	38.7	1.2	38.7

Total SG&A expenses excluding share-based compensation expense	204.4	215.2	(10.8)	(5.0)	$4.2	1.9

Share-based compensation expense	2.1	8.8	(6.7)	(76.1)

Total	$206.5	$224.0	$(17.5)	(7.8)

(a)	The amount presented for 2015 includes the post-acquisition SG&A expenses of Choice, which was acquired on June 3, 2015.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

VTR. VTR’s SG&A expenses (exclusive of share-based compensation expense) decreased $16.5 million or 9.7% during 2015, as compared to 2014. Excluding the effects of FX, VTR’s SG&A expenses increased $6.2 million or 3.6%. This increase includes the following factors:

•	An increase in external sales and marketing costs of $4.3 million or 7.8%, primarily due to higher third-party sales commissions;

•	A decrease in personnel costs of $3.9 million or 6.7%, primarily due to the net effect of (i) lower incentive compensation and severance costs and (ii) annual wage increases;

•	An increase in facilities expenses of $2.0 million or 7.7%, primarily due to higher rental and utility costs;

•	An increase of $1.6 million due to the impact of favorable adjustments that were recorded during the fourth quarter of 2014 related to the reassessment of certain accrued liabilities; and

•	A net increase resulting from individually insignificant changes in other SG&A expense categories.

Liberty Puerto Rico. Liberty Puerto Rico’s SG&A expenses (exclusive of share-based compensation expense) increased $4.5 million or 10.7% during 2015, as compared to 2014. This increase includes an increase of $7.7 million attributable to the impact of the Choice Acquisition. Excluding the effect of the Choice Acquisition, Liberty Puerto Rico’s SG&A expenses decreased $3.2 million or 6.6%. This decrease includes the following factors:

•	An increase in personnel costs of $2.5 million or 17.1%, in part due to annual wage increases;

•	A decrease in outsourced labor and professional fees of $2.4 million or 50.2%, primarily due to lower fees associated with legal proceedings;

•	A decrease of $2.2 million, due to lower costs associated with the national gross receipts tax that was implemented in July 2014. In 2015, it was determined that the tax would not be continued beyond 2014; and

•	A net decrease resulting from individually insignificant changes in other SG&A categories.

Adjusted OIBDA of our Reportable Segments

Adjusted OIBDA is the primary measure used by our chief operating decision maker to evaluate segment operating performance. For the definition of this performance measure and for a reconciliation of total Adjusted OIBDA to our earnings (loss) before income taxes, see note 16 to the LatAm Group June 30, 2017 Combined Financial Statements and note 18 to the LatAm Group December 31, 2016 Combined Financial Statements.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Adjusted OIBDA—Three and six months ended June 30, 2017 compared to three and six months ended June 30, 2016

	Three months ended June 30,		Increase (decrease)		Organic increase (decrease)
	2017	2016	$	%	$	%
	in millions, except percentages
CWC	$224.1	$101.0	$123.1	121.9	$7.5	3.5
VTR	92.3	81.8	10.5	12.8	8.7	10.6
Liberty Puerto Rico	53.8	50.0	3.8	7.6	3.7	7.4
Corporate and other	(2.2)	(1.7)	(0.5)	(29.4)	(0.5)	(37.5)

Total	$368.0	$231.1	$136.9	59.2	$19.4	5.6

	Six months ended June 30,		Increase (decrease)		Organic increase (decrease)
	2017	2016	$	%	$	%
	in millions, except percentages
CWC	$437.2	$101.0	$336.2	332.9	$7.0	1.6
VTR	183.9	158.1	25.8	16.3	17.9	11.3
Liberty Puerto Rico	105.1	96.8	8.3	8.6	8.3	8.6
Corporate and other	(4.3)	(2.9)	(1.4)	(48.3)	(1.4)	(53.6)

Total	$721.9	$353.0	$368.9	104.5	$31.8	4.6

Adjusted OIBDA—2016 compared to 2015

	Year ended December 31,		Increase (decrease)		Organic increase (decrease)
	2016	2015	$	%	$	%
	in millions, except percentages
CWC	$541.9	$—	$541.9	N.M.	$(9.9)	(1.8)
VTR	339.3	328.1	11.2	3.4	22.3	6.8
Liberty Puerto Rico (a)	211.8	167.2	44.6	26.7	29.3	16.1
Corporate and other	(8.9)	(4.3)	(4.6)	N.M.	(4.6)	N.M.

Total	$1,084.1	$491.0	$593.1	120.8	$37.1	3.5

(a)	The amount presented for 2015 excludes the pre-acquisition Adjusted OIBDA of Choice, which was acquired on June 3, 2015.

N.M.—Not Meaningful

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Adjusted OIBDA—2015 compared to 2014

	Year ended December 31,		Increase (decrease)		Organic increase (decrease)
	2015	2014	$	%	$	%
	in millions, except percentages
VTR	$328.1	$351.0	$(22.9)	(6.5)	$24.4	7.0
Liberty Puerto Rico (a)	167.2	128.9	38.3	29.7	16.8	11.2
Corporate and other	(4.3)	(3.1)	(1.2)	(38.7)	(1.2)	(38.7)

Total	$491.0	$476.8	$14.2	3.0	$40.0	8.0

(a)	The amount presented for 2015 includes the post-acquisition Adjusted OIBDA of Choice, which was acquired on June 3, 2015.

Adjusted OIBDA Margin—Three and six months ended June 30, 2017 compared to three and six months ended June 30, 2016

The following table sets forth the Adjusted OIBDA margins (Adjusted OIBDA divided by revenue) of each of our reportable segments:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	%
CWC	38.5	35.4	37.7	35.4
VTR	39.9	38.8	39.9	38.5
Liberty Puerto Rico	49.7	46.8	48.9	45.9

For discussion of the factors contributing to changes in the Adjusted OIBDA margins of our reportable segments, see the above analyses of the revenue and expenses of our reportable segments.

Adjusted OIBDA Margin—2016, 2015 and 2014

The following table sets forth the Adjusted OIBDA margins of each of our reportable segments:

	Year ended December 31,
	2016	2015	2014
	%
CWC	37.5	—	—
VTR	39.5	39.1	39.1
Liberty Puerto Rico	50.3	44.1	42.1

In addition to organic changes in the revenue, programming and other direct costs of services, other operating expenses and SG&A expenses of our reportable segments, the Adjusted OIBDA margins presented above include the impact of the CWC Acquisition and the Choice Acquisition. In this regard, the 2016 Adjusted OIBDA margin of Liberty Puerto Rico was positively impacted by the realized synergies with respect to the Choice Acquisition. The Adjusted OIBDA margin of Liberty Puerto Rico improved from 2014 to 2015 as an organic increase in Adjusted OIBDA more than offset the adverse impact of including Choice, which generated a relatively lower Adjusted OIBDA margin than the legacy operation. For a discussion of the factors contributing to other changes in the Adjusted OIBDA margins of our reportable segments, see the above analyses of the revenue and expenses of our reportable segments.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Discussion and Analysis of our Combined Operating Results

General

For more detailed explanations of the changes in our revenue, operating (including direct costs of services and other operating costs) and SG&A expenses, see “—Discussion and Analysis of our Reportable Segments” above.

Three and six months ended June 30, 2017 compared to three and six months ended June 30, 2016

Revenue

Our revenue by major category is set forth below. Effective April 1, 2017, we changed the categories that we present in the tables below in order to align with our internal reporting. These changes were retroactively reflected in the corresponding prior year periods.

	Three months ended June 30,		Increase (decrease)		Organic increase (decrease)
	2017	2016	$	%	$	%
	in millions, except percentages
Residential revenue:
Residential cable revenue (a):
Subscription revenue (b):
Video	$173.5	$146.0	$27.5	18.8	$4.9	2.9
Broadband internet	176.0	138.6	37.4	27.0	10.2	6.2
Fixed-line telephony	70.3	54.6	15.7	28.8	(0.6)	(0.8)

Total subscription revenue	419.8	339.2	80.6	23.8	14.5	3.6
Non-subscription revenue	25.6	24.8	0.8	3.2	(6.9)	(21.1)

Total residential cable revenue	445.4	364.0	81.4	22.4	7.6	1.8

Residential mobile revenue (c):
Subscription revenue (b)	172.2	94.3	77.9	82.6	(1.9)	(1.1)
Non-subscription revenue	24.5	12.1	12.4	102.5	1.5	6.7

Total residential mobile revenue	196.7	106.4	90.3	84.9	(0.4)	(0.2)

Total residential revenue	642.1	470.4	171.7	36.5	7.2	1.1

B2B revenue (d):
Subscription revenue	10.3	7.0	3.3	47.1	2.1	29.6
Non-subscription revenue	266.3	122.7	143.6	117.0	9.5	3.7

Total B2B revenue	276.6	129.7	146.9	113.3	11.6	3.8

Other revenue	2.2	2.8	(0.6)	(21.4)	(0.1)	(15.0)

Total	$920.9	$602.9	$318.0	52.7	$18.7	2.1

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

	Six months ended June 30,		Increase		Organic increase (decrease)
	2017	2016	$	%	$	%
	in millions, except percentages
Residential revenue:
Residential cable revenue (a):
Subscription revenue (b):
Video	$345.0	$265.6	$79.4	29.9	$9.6	2.9
Broadband internet	350.2	247.6	102.6	41.4	18.6	5.7
Fixed-line telephony	142.4	93.3	49.1	52.6	(0.8)	(0.6)

Total subscription revenue	837.6	606.5	231.1	38.1	27.4	3.4
Non-subscription revenue	60.9	38.6	22.3	57.8	(9.0)	(12.8)

Total residential cable revenue	898.5	645.1	253.4	39.3	18.4	2.1

Residential mobile revenue (c):
Subscription revenue (b)	346.6	103.2	243.4	235.9	1.1	0.3
Non-subscription revenue	46.7	14.1	32.6	231.2	1.7	3.7

Total residential mobile revenue	393.3	117.3	276.0	235.3	2.8	0.7

Total residential revenue	1,291.8	762.4	529.4	69.4	21.2	1.7

B2B revenue (d):
Subscription revenue	19.7	13.5	6.2	45.9	4.1	30.2
Non-subscription revenue	515.1	126.7	388.4	306.6	10.2	2.0

Total B2B revenue	534.8	140.2	394.6	281.5	14.3	2.4

Other revenue	5.2	4.2	1.0	23.8	(0.5)	(12.1)

Total	$1,831.8	$906.8	$925.0	102.0	$35.0	2.0

(a)	Residential cable subscription revenue includes amounts received from subscribers for ongoing services. Residential cable non-subscription revenue includes, among other items, channel carriage fees, installation revenue, late fees and revenue from the sale of equipment.
(b)	Residential subscription revenue from subscribers who purchase bundled services at a discounted rate is generally allocated proportionally to each service based on the standalone price for each individual service. As a result, changes in the standalone pricing of our cable and mobile products or the composition of bundles can contribute to changes in our product revenue categories from period to period.
(c)	Residential mobile subscription revenue includes amounts received from subscribers for ongoing services. Residential mobile non-subscription revenue includes, among other items, interconnect revenue and revenue from mobile handset sales. Residential mobile interconnect revenue was $13.8 million and $12.6 million during the three months ended June 30, 2017 and 2016, respectively, and $26.2 million and $13.5 million during the six months ended June 30, 2017 and 2016, respectively.
(d)	B2B subscription revenue represents revenue from SOHO subscribers. SOHO subscribers pay a premium price to receive expanded service levels along with video, broadband internet, fixed-line telephony or mobile services that are the same or similar to the mass marketed products offered to our residential subscribers. A portion of the increases in our B2B subscription revenue is attributable to the conversion of certain residential subscribers to SOHO subscribers. B2B non-subscription revenue includes revenue from business broadband internet, video, fixed-line telephony, mobile and data services offered to medium to large enterprises and, on a wholesale basis, to other operators.

Total revenue. Our total revenue increased $318.0 million and $925.0 million during the three and six months ended June 30, 2017, respectively, as compared to the corresponding period in 2016. These increases

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 include increases of $300.3 million and $882.5 million, respectively, attributable to the impact of acquisitions. Excluding the effects of acquisitions and FX, our combined revenue increased $18.7 million or 2.1% and $35.0 million or 2.0%, respectively.

Residential revenue. The details of the changes in our combined residential subscription revenue for the three and six months ended June 30, 2017, respectively, as compared to the corresponding periods in 2016, are as follows (in millions):

	Three-month period	Six-month period
Organic increase in residential cable subscription revenue due to change in:
Average number of RGUs	$4.9	$9.2
ARPU	9.6	18.2
Organic decrease in residential cable non-subscription revenue	(6.9)	(9.0)

Total organic increase in residential cable revenue	7.6	18.4
Organic increase (decrease) in residential mobile subscription revenue	(1.9)	1.1
Organic increase in residential mobile non-subscription revenue	1.5	1.7

Total organic increase in residential revenue	7.2	21.2
Impact of acquisitions	163.2	497.2
Impact of FX	1.3	11.0

Total increase in residential revenue	$171.7	$529.4

On an organic basis, our combined residential cable subscription revenue increased $14.5 million or 3.6% and $27.4 million or 3.4% during the three and six months ended June 30, 2017, respectively, as compared to the corresponding periods in 2016. These increases are attributable to the net effect of (i) increases from broadband internet services of $10.2 million or 6.2% and $18.6 million or 5.7%, respectively, attributable to increases in the average number of broadband internet RGUs and higher ARPU from broadband internet services, (ii) increases from video services of $4.9 million or 2.9% and $9.6 million or 2.9%, respectively, primarily attributable to higher ARPU from video services and (iii) decreases from fixed-line telephony services of $0.6 million or 0.8% and $0.8 million or 0.6%, respectively, primarily attributable to decreases in the average number of fixed-line telephony RGUs.

On an organic basis, our combined residential cable non-subscription revenue decreased $6.9 million or 21.1% and $9.0 million or 12.8% during the three and six months ended June 30, 2017, respectively, as compared to the corresponding periods in 2016. These changes are largely attributable to decreases in (i) advertising revenue at VTR and (ii) fixed-line telephony interconnect revenue at CWC and VTR.

On an organic basis, our combined residential mobile subscription revenue increased (decreased) ($1.9 million) or (1.1%) and $1.1 million or 0.3% during the three and six months ended June 30, 2017, respectively, as compared to the corresponding periods in 2016. These changes are due to the net effect of (i) increases at VTR and (ii) decreases at CWC.

On an organic basis, our combined residential mobile non-subscription revenue increased $1.5 million or 6.7% and $1.7 million or 3.7% during the three and six months ended June 30, 2017, respectively, as compared to the corresponding periods in 2016. These increases are primarily due to increases at CWC.

B2B revenue. On an organic basis, our combined B2B subscription revenue increased $2.1 million or 29.6% and $4.1 million or 30.2% during the three and six months ended June 30, 2017, respectively, as compared to the corresponding periods in 2016. These increases are primarily due to increases in SOHO revenue at VTR.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

On an organic basis, our combined B2B non-subscription revenue increased $9.5 million or 3.7% and $10.2 million or 2.0% during the three and six months ended June 30, 2017, respectively, as compared to the corresponding periods in 2016. These increases are primarily due to increases at CWC and Liberty Puerto Rico. The increases at CWC include the $4.9 million organic impact associated with wholesale revenue recognized on a cash basis during the second quarter of 2017 related to services provided to a significant customer in prior quarters.

For additional information concerning the changes in our residential, B2B and other revenue, see “—Discussion and Analysis of our Reportable Segments” above. For information regarding the competitive environment in certain of our markets, see “—Overview” and “—Discussion and Analysis of our Reportable Segments” above.

Programming and other direct costs of services

Our programming and other direct costs of services increased $75.3 million and $213.3 million during the three and six months ended June 30, 2017, respectively, as compared to the corresponding periods in 2016. These increases include increases of $71.6 million and $206.0 million, respectively, attributable to the impact of acquisitions. Excluding the effects of acquisitions and FX, our programming and other direct costs of services increased $4.5 million or 2.1% and $4.9 million or 1.1%, respectively, during the three and six months ended June 30, 2017, as compared to the corresponding periods in 2016. These increases are primarily attributable to increases in (i) programming and copyright costs, (ii) interconnect and access costs and (iii) mobile handset costs. For additional information regarding the changes in our programming and other direct costs of services, see “—Discussion and Analysis of our Reportable Segments—Programming and Other Direct Costs of Services of our Reportable Segments” above.

Other operating expenses

Our other operating expenses increased $57.1 million and $168.7 million during the three and six months ended June 30, 2017, respectively, as compared to the corresponding periods in 2016. These increases include increases of $52.4 million and $162.4 million, respectively, attributable to the impact of acquisitions. Our other operating expenses include share-based compensation, which increased (decreased) ($0.2 million) and $0.1 million during the three and six months ended June 30, 2017, respectively. For additional information, see the discussion under “—Share-based compensation expense (included in other operating and SG&A expenses)” below. Excluding the effects of acquisitions, FX and share-based compensation expense, our other operating expenses increased $4.4 million or 2.8% and $4.6 million or 1.5%, respectively, during the three and six months ended June 30, 2017, as compared to the corresponding periods in 2016. These increases are largely attributable to increases in outsourced labor and professional fees. For additional information regarding the changes in our other operating expenses, see “—Discussion and Analysis of our Reportable Segments—Other Operating Expenses of our Reportable Segments” above.

SG&A expenses

Our SG&A expenses increased $48.5 million and $177.7 million during the three and six months ended June 30, 2017, respectively, as compared to the corresponding periods in 2016. These increases include increases of $58.8 million and $179.8 million, respectively, attributable to the impact of acquisitions. Our SG&A expenses include share-based compensation expense, which increased nil and $3.5 million during the three and six months ended June 30, 2017, respectively. For additional information, see the discussion under “—Share-based compensation expense (included in other operating and SG&A expenses)” below. Excluding the effects of acquisitions, FX and share-based compensation expense, our SG&A expenses decreased $9.6 million or 5.4% and $6.3 million or 1.8% during the three and six months ended June 30, 2017, respectively, as compared to the

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 corresponding periods in 2016. These decreases are primarily attributable to (i) decreases in outsourced labor and professional fees, (ii) decreases in personnel costs and (iii) aggregate decreases in costs related to the integration of CWC of $3.8 million and $2.4 million, respectively, most of which were incurred by CWC. For additional information regarding the changes in our SG&A expenses, see “—Discussion and Analysis of our Reportable Segments—SG&A Expenses of our Reportable Segments” above.

Share-based compensation expense (included in other operating and SG&A expenses)

We recognized share-based compensation expense of $3.0 million and $8.6 million during the three and six months ended June 30, 2017, respectively, and $3.2 million and $5.0 million during the three and six months ended June 30, 2016, respectively. The expense recognized includes amounts allocated to our company by Liberty Global, (ii) amounts related to the VTR Plan and (iii) amounts related to the Liberty Puerto Rico Plan. The amounts allocated by Liberty Global to our company represent the share-based compensation associated with the Liberty Global share incentive awards held by certain employees of the entities comprising the LatAm Group.

For additional information regarding our share-based compensation, see note 12 to the LatAm Group June 30, 2017 Combined Financial Statements.

Depreciation and amortization expense

Our depreciation and amortization expense increased $66.8 million and $208.4 million during the three and six months ended June 30, 2017, respectively, as compared to the corresponding periods in 2016. Excluding the effects of FX, depreciation and amortization expense increased $66.2 million or 52.4% and $205.9 million or 115.4% during the three and six months ended June 30, 2017, respectively, as compared to the corresponding periods in 2016. These increases are primarily due to the CWC Acquisition. In addition, the increases in depreciation and amortization expenses include (i) decreases associated with certain assets becoming fully depreciated, primarily at VTR, and (ii) increases associated with property and equipment additions related to the installation of customer premises equipment, the expansion and upgrade of our networks and other capital initiatives.

Impairment, restructuring and other operating items, net

We recognized impairment, restructuring and other operating items, net, of $10.4 million and $23.8 million during the three and six months ended June 30, 2017, respectively, and $120.6 million and $126.3 million during the three and six months ended June 30, 2016, respectively.

The totals for the 2017 periods include restructuring charges of $6.8 million and $17.4 million, respectively, including $5.9 million and $15.1 million, respectively, of employee severance and termination costs related to certain reorganization activities, primarily at CWC.

The totals for the 2016 periods include (i) direct acquisition costs of $111.0 million and $116.0 million, respectively, primarily related to the CWC Acquisition, and (ii) restructuring charges of $8.9 million and $10.5 million, respectively.

For information regarding the CWC Acquisition, see note 3 to the LatAm Group June 30, 2017 Combined Financial Statements. For additional information regarding our restructuring charges, see note 13 to the LatAm Group June 30, 2017 Combined Financial Statements.

Based on the results of our October 1, 2016 goodwill impairment test, a hypothetical decline of 20% or more in the fair value of any of CWC’s reporting units could result in the need to record a goodwill impairment

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 charge. At June 30, 2017, the aggregate goodwill associated with the CWC reporting units was $5.3 billion. If, among other factors, (i) the equity values of the LiLAC Group were to remain depressed or decline further or (ii) the adverse impacts of economic, competitive, regulatory or other factors were to cause CWC’s results of operations or cash flows to be worse than anticipated, we could conclude in future periods that impairment charges are required in order to reduce the carrying values of our goodwill and, to a lesser extent, other long-lived assets. Any such impairment charges could be significant.

Interest expense

Excluding the effects of FX, our interest expense increased $20.1 million or 26.4% and $60.1 million or 46.1% during the three and six months ended June 30, 2017, respectively, as compared to the corresponding periods in 2016. These increases are primarily attributable to higher average outstanding debt balances, largely due to debt incurred in connection with the CWC Acquisition. For additional information regarding our outstanding indebtedness, see note 8 to the LatAm Group June 30, 2017 Combined Financial Statements.

It is possible that the interest rates on (i) any new borrowings could be higher than the current interest rates on our existing indebtedness and (ii) our variable-rate indebtedness could increase in future periods. As further discussed in note 5 to the LatAm Group June 30, 2017 Combined Financial Statements and under “—Qualitative and Quantitative Disclosures about Market Risk” below, we use derivative instruments to manage our interest rate risks.

Realized and unrealized losses on derivative instruments, net

Our realized and unrealized gains or losses on derivative instruments include (i) unrealized changes in the fair values of our derivative instruments that are non-cash in nature until such time as the derivative contracts are fully or partially settled and (ii) realized gains or losses upon the full or partial settlement of the derivative contracts. The details of our realized and unrealized losses on derivative instruments, net, are as follows:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	in millions
Cross-currency and interest rate derivative contracts (a)	(11.8)	(43.6)	$(37.3)	$(181.2)
Foreign currency forward contracts	2.6	(1.8)	0.8	(8.9)

Total	$(9.2)	$(45.4)	$(36.5)	$(190.1)

(a)	The loss during the 2017 three-month period is primarily attributable to losses associated with decreases in market interest rates in the U.S. dollar market. The loss during the 2017 six-month period is primarily attributable to losses associated with (i) increases in the value of the Chilean peso relative to the U.S. dollar and (ii) decreases in market interest rates in the Chilean peso market. In addition, the losses during the 2017 periods include a net gain (loss) of ($1.9 million) and $5.4 million, respectively, resulting from changes in our credit risk valuation adjustments. The loss during the 2016 three-month period is primarily attributable to (a) losses associated with decreases in market interest rates in the Chilean peso market and (b) losses associated with increases in the values of the Chilean peso relative to the U.S. dollar. The loss during the 2016 six-month period is primarily attributable to the net effect of (1) losses associated with increases in the values Chilean peso relative to the U.S. dollar, (2) losses associated with decreases in market interest rates in the Chilean peso market and (3) gains associated with decreases in market interest rates in the U.S. dollar market. In addition, the losses during the 2016 periods include net gains of $4.2 million and $8.7 million, respectively, resulting from changes in our credit risk valuation adjustments.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

For additional information concerning our derivative instruments, see notes 5 and 6 to the LatAm Group June 30, 2017 Combined Financial Statements and “—Quantitative and Qualitative Disclosures about Market Risk” below.

Foreign currency transaction gains (losses), net

Our foreign currency transaction gains or losses primarily result from the remeasurement of monetary assets and liabilities that are denominated in currencies other than the underlying functional currency of the applicable entity. Unrealized foreign currency transaction gains or losses are computed based on period-end exchange rates and are non-cash in nature until such time as the amounts are settled. The details of our foreign currency transaction gains (losses), net, are as follows:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	in millions
U.S. dollar-denominated debt issued by a Chilean peso functional currency entity	$(7.3)	$18.6	$13.2	$105.1
British pound sterling-denominated debt issued by a U.S. dollar functional currency entity	(3.8)	12.7	(7.5)	12.7
Other	(5.7)	6.1	(8.0)	7.2

Total	$(16.8)	$37.4	$(2.3)	$125.0

Other income (expense), net

We recognized other income (expense), net of ($0.3 million) and $2.5 million during the three and six months ended June 30, 2017, respectively, and ($0.4 million) and ($0.1 million) during the three and six months ended June 30, 2016, respectively.

Income tax expense

We recognized income tax expense of $21.1 million and $11.4 million during the three months ended June 30, 2017 and 2016, respectively.

The income tax expense during the three months ended June 30, 2017 differs from the expected income tax expense of $1.6 million (based on the blended U.K. statutory income tax rate of 19.25%) primarily due to the net negative impact of (i) non-deductible or non-taxable foreign currency exchange results, (ii) certain permanent differences between the financial and tax accounting treatment of interest and other items and (iii) withholding and other foreign taxes. The negative impacts of these items were partially offset by the positive impacts of (a) the recognition of previously unrecognized tax benefits and (b) statutory tax rates in certain jurisdictions in which we operate that are different than the U.K. statutory income tax rate.

The income tax expense during the three months ended June 30, 2016 differs from the expected income tax benefit of $20.8 million (based on the U.K. statutory income tax rate of 20.0%) primarily due to the net negative impact of (i) certain permanent differences between the financial and tax accounting treatment of items associated with investments in LatAm Group entities and (ii) statutory tax rates in certain jurisdictions in which we operate that are different than the U.K. statutory income tax rate. The negative impacts of these items were partially offset by the positive impact of the tax effect of intercompany financing.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

We recognized income tax expense of $44.2 million and $0.3 million during the six months ended June 30, 2017 and 2016, respectively.

The income tax expense during the six months ended June 30, 2017 differs from the expected income tax expense of $8.1 million (based on the blended U.K. statutory income tax rate of 19.25%) primarily due to the net negative impact of (i) certain permanent differences between the financial and tax accounting treatment of interest and other items, (ii) non-deductible or non-taxable foreign currency exchange results, (iii) an increase in valuation allowances and (iv) withholding and other foreign taxes. The negative impacts of these items were partially offset by the positive impact of (a) an increase in net deferred tax assets in Trinidad and Tobago due to enacted changes in tax law and (b) the recognition of previously unrecognized tax benefits.

The income tax expense during the six months ended June 30, 2016 differs from the expected income tax benefit of $31.0 million (based on the U.K. statutory income tax rate of 20.0%) primarily due to the net negative impact of (i) certain permanent differences between the financial and tax accounting treatment of items associated with investments in LatAm Group entities and (ii) withholding and other foreign taxes. The negative impacts of these items were partially offset by the positive impact of the tax effect of intercompany financing.

For additional information concerning our income taxes, see note 9 to the LatAm Group June 30, 2017 Combined Financial Statements.

Net loss

Our net loss for the three months ended June 30, 2017 and 2016, consists of (i) operating income (loss) of $158.7 million and ($20.9 million), respectively, (ii) net non-operating expense of $150.3 million and $83.3 million, respectively, and (iii) income tax expense of $21.1 million and $11.4 million, respectively.

Our net loss for the six months ended June 30, 2017 and 2016, consists of (i) operating income of $296.7 million and $39.1 million, respectively, (ii) net non-operating expense of $254.6 million and $194.2 million, respectively, and (iii) income tax expense of $44.2 million and $0.3 million, respectively.

Gains or losses associated with (i) changes in the fair values of derivative instruments, (ii) movements in foreign currency exchange rates and (iii) the disposition of assets and changes in ownership are subject to a high degree of volatility and, as such, any gains from these sources do not represent a reliable source of income. In the absence of significant gains in the future from these sources or from other non-operating items, our ability to achieve earnings is largely dependent on our ability to increase our aggregate Adjusted OIBDA to a level that more than offsets the aggregate amount of our (a) share-based compensation expense, (b) depreciation and amortization, (c) impairment, restructuring and other operating items, (d) interest expense, (e) other non-operating expenses and (f) income tax expenses.

Due largely to the fact that we seek to maintain our debt at levels that provide for attractive equity returns, as discussed under “—Liquidity and Capital Resources—Capitalization” below, we expect that we will continue to report significant levels of interest expense for the foreseeable future. For information concerning our expectations with respect to trends that may affect certain aspects of our operating results in future periods, see the discussion under Overview above. For information concerning the reasons for changes in specific line items in our condensed combined statements of operations, see the discussion under “—Discussion and Analysis of our Reportable Segments” and “—Discussion and Analysis of our Combined Operating Results” above.

Net earnings attributable to noncontrolling interests

We reported net earnings attributable to noncontrolling interests of $15.5 million and $31.9 million during the three and six months ended June 30, 2017, respectively, and $7.8 million and $7.4 million during the three

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 and six months ended June 30, 2016, respectively. The changes during the three and six months ended June 30, 2017, as compared to the corresponding periods in 2016, are primarily attributable to the noncontrolling interests in the results of CWC’s less-than-wholly-owned subsidiaries following the CWC Acquisition.

2016 compared to 2015

Revenue

Our revenue by major category is set forth below:

	Year ended December 31,		Increase		Organic increase (decrease)
	2016	2015	$	%	$	%
	in millions, except percentages
Subscription revenue (a):
Video	$647.6	$526.3	$121.3	23.0	$15.6	2.4
Broadband internet	578.2	403.5	174.7	43.3	42.3	7.7
Fixed-line telephony	228.2	164.9	63.3	38.4	(13.6)	(5.5)

Cable subscription revenue	1,454.0	1,094.7	359.3	32.8	44.3	3.1
Mobile (b)	457.1	35.6	421.5	1,184.0	6.6	1.5

Total subscription revenue	1,911.1	1,130.3	780.8	69.1	50.9	2.7
B2B revenue (c)	617.5	15.6	601.9	3,858.3	5.5	0.9
Other revenue (d)	195.2	71.4	123.8	173.4	(3.1)	(1.5)

Total	$2,723.8	$1,217.3	$1,506.5	123.8	$53.3	2.0

(a)	Subscription revenue includes amounts received from subscribers for ongoing services, excluding installation fees and late fees. Subscription revenue from subscribers who purchase bundled services at a discounted rate is generally allocated proportionally to each service based on the standalone price for each individual service. As a result, changes in the standalone pricing of our cable and mobile products or the composition of bundles can contribute to changes in our product revenue categories from period to period.
(b)	Mobile subscription revenue excludes mobile interconnect revenue of $31.5 million and $3.5 million during 2016 and 2015, respectively. Mobile interconnect revenue and revenue from mobile handset sales are included in other revenue.
(c)	B2B revenue includes revenue from business broadband internet, video, voice, mobile and data services offered to medium to large enterprises and, on a wholesale basis, to other operators. We also provide services to certain SOHO subscribers in Puerto Rico. SOHO subscribers pay a premium price to receive expanded service levels along with video, broadband internet or fixed-line telephony services that are the same or similar to the mass marketed products offered to our residential subscribers. Revenue from SOHO subscribers, which is included in subscription revenue, aggregated $25.8 million and $20.6 million during 2016 and 2015, respectively. On an organic basis, our total B2B revenue, including revenue from SOHO subscribers, increased 1.3% during 2016, as compared to 2015.
(d)	Other revenue includes, among other items, interconnect fees, mobile handset sales, installation fees and advertising revenue.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Total revenue. Our combined revenue increased $1,506.5 million during 2016, as compared to 2015. This increase includes an increase of $1,482.4 million attributable to the impact of acquisitions. Excluding the effects of acquisitions and FX, total combined revenue increased $53.3 million or 2.0%.

Subscription revenue. The details of the increase in our combined subscription revenue for 2016, as compared to 2015, are as follows (in millions):

Increase in cable subscription revenue due to change in:
Average number of RGUs	$23.7
ARPU	20.6

Total increase in cable subscription revenue	44.3
Increase in mobile subscription revenue	6.6

Total organic increase in subscription revenue	50.9
Increase in B2B revenue	5.5
Decrease in other non-subscription revenue	(3.1)

Total organic increase	53.3
Impact of acquisitions	1,482.5
Impact of FX	(29.3)

Total	$1,506.5

Excluding the effects of acquisitions and FX, our combined cable subscription revenue increased $44.3 million or 3.1% during 2016, as compared to 2015. This increase is attributable to the net effect of (i) an increase from broadband internet services of $42.3 million or 7.7%, primarily attributable to an increase in the average number of broadband internet RGUs and higher ARPU from broadband internet services, (ii) an increase from video services of $15.6 million or 2.4%, primarily attributable to higher ARPU from video services, and (iii) a decrease from fixed-line telephony services of $13.6 million or 5.5%, primarily attributable to lower ARPU from fixed-line telephony services and a decrease in the average number of fixed-line telephony RGUs.

Excluding the effects of FX, our combined mobile subscription revenue increased $6.6 million or 1.5% during 2016, as compared to 2015. This increase is due to an increase at VTR.

B2B revenue. Excluding the effects of acquisitions, our combined B2B revenue increased $5.5 million or 0.9% during 2016, as compared to 2015, due to an increase at Liberty Puerto Rico.

Other revenue. Excluding the effects of acquisitions and FX, our combined other revenue decreased $3.1 million or 1.5% during 2016, as compared to 2015. This decrease is primarily attributable to the net effect of (i) a decrease in advertising revenue, mostly in Chile, (ii) an increase in installation revenue and (iii) a decrease in network and other charges at Liberty Puerto Rico that was mostly offset by an increase in mobile handset sales at VTR.

For additional information concerning the changes in our subscription, B2B and other revenue, see “—Discussion and Analysis of our Reportable Segments—Revenue of our Reportable Segments” above. For information regarding the competitive environment in our markets, see “—Overview” above.

Programming and other direct costs of services

Our programming and other direct costs of services increased $339.5 million during 2016, as compared to 2015. This increase includes an increase of $338.0 million attributable to the impact of the CWC Acquisition and

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 the Choice Acquisition. Excluding the effects of acquisitions and FX, our programming and other direct costs of services increased $9.5 million or 1.4% during 2016, as compared to 2015. This increase is primarily attributable to the net effect of (i) an increase in programming and copyright costs, (ii) an increase in mobile handset costs and (iii) a decrease in mobile access and interconnect costs. For additional information regarding the changes in our programming and other direct costs of services, see “—Discussion and Analysis of our Reportable Segments—Programming and Other Direct Costs of Services of our Reportable Segments” above.

Other operating expenses

Our other operating expenses increased $254.2 million during 2016, as compared to 2015. This increase includes an increase of $255.9 million attributable to the impact of the CWC Acquisition and the Choice Acquisition. Our other operating expenses include share-based compensation expense, which increased $1.1 million during 2016. For additional information, see the discussion under “—Share-based compensation expense (included in other operating and SG&A expenses)” below. Excluding the effects of acquisitions and FX, our other operating expenses increased $2.3 million or 0.5% during 2016, as compared to 2015. This increase is primarily attributable to the net effect of (i) an increase in outsourced labor and professional fees, (ii) a decrease in personnel costs, (iii) a decrease in bad debt and collection expenses and (iv) an increase in network-related expenses. For additional information regarding the changes in our other operating expenses, see “—Discussion and Analysis of our Reportable Segments—Other Operating Expenses of our Reportable Segments” above.

SG&A expenses

Our SG&A expenses increased $332.7 million during 2016, as compared to 2015. This increase includes an increase of $321.3 million attributable to the impact of the CWC Acquisition and the Choice Acquisition. Our SG&A expenses include share-based compensation expense, which increased $11.9 million during 2016. For additional information, see the discussion under “—Share-based compensation expense (included in other operating and SG&A expenses)” below. Excluding the effects of acquisitions, FX and share-based compensation expense, our SG&A expenses increased $4.5 million or 0.8% during 2016, as compared to 2015. This increase is primarily attributable to the net effect of (i) an increase in personnel costs, (ii) an increase in outsourced labor and professional fees and (iii) a decrease in facilities expenses. Certain of these changes include an aggregate increase in integration-related costs related to CWC of $13.3 million, including $9.9 million incurred by CWC in connection with the integration of Columbus with CWC’s operations and CWC’s operations with Liberty Global and the LiLAC Division. For additional information regarding the changes in our SG&A expenses, see “—Discussion and Analysis of our Reportable Segments—SG&A Expenses of our Reportable Segments” above.

Share-based compensation expense (included in other operating and SG&A expenses)

We recognized share-based compensation expense of $15.4 million and $2.4 million during 2016 and 2015, respectively. The expense recognized includes (i) amounts allocated to our company by Liberty Global, amounts related to the VTR Plan and (iii) amounts related to the Liberty Puerto Rico Plan. The amounts allocated by Liberty Global to our company represent the share-based compensation associated with the Liberty Global share incentive awards held by certain employees of the entities comprising the LatAm Group.

For additional information regarding our share-based compensation, see note 15 to the LatAm Group December 31, 2016 Combined Financial Statements.

Depreciation and amortization expense

Our depreciation and amortization expense increased $370.9 million during 2016, as compared to 2015. Excluding the effect of FX, depreciation and amortization expense increased $375.1 million or 173.3%. This

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 increase is primarily due to the net effect of (i) an increase associated with acquisitions, primarily the CWC Acquisition, (ii) a decrease associated with certain assets becoming fully depreciated and (iii) an increase associated with property and equipment additions related to the installation of customer premises equipment, the expansion and upgrade of our networks and other capital initiatives.

Impairment, restructuring and other operating items, net

We recognized impairment, restructuring and other operating items, net, of $153.8 million during 2016, as compared to $19.8 million during 2015.

The 2016 amount includes (i) direct acquisition costs of $118.5 million related to the CWC Acquisition and (ii) restructuring charges of $34.4 million. The direct acquisition costs incurred during 2016 include transfer and stamp taxes, as well as investment banking and other advisory fees. The restructuring charges include (a) $17.3 million of employee severance and termination costs related to certain reorganization activities, primarily in Chile, and (b) $17.1 million of contract termination and other costs related to (1) the write-off of a prepaid indefeasible right of use for telecommunications capacity by Liberty Puerto Rico due to the abandonment of this capacity in favor of capacity on CWC’s network and (2) contract termination charges, primarily in Chile.

The 2015 amount includes (i) restructuring charges of $13.6 million, including (a) $10.5 million of contract termination costs and (b) $3.1 million of employee severance and termination costs related to certain reorganization activities in connection with the Choice Acquisition, and (ii) direct acquisition costs of $7.4 million related to the Choice Acquisition and the CWC Acquisition.

For additional information regarding our acquisitions, see note 4 to the LatAm Group December 31, 2016 Combined Financial Statements. For additional information regarding our restructuring charges, see note 13 to the LatAm Group December 31, 2016 Combined Financial Statements.

Interest expense

Our interest expense increased $156.5 million during 2016, as compared to 2015. This increase is primarily attributable to a higher average outstanding debt balance, primarily due to the debt incurred in connection with the CWC Acquisition.

For additional information regarding our third-party indebtedness, see note 9 to the LatAm Group December 31, 2016 Combined Financial Statements.

Realized and unrealized gains (losses) on derivative instruments, net

The details of our realized and unrealized gains (losses) on derivative instruments, net, are as follows:

	Year ended December 31,
	2016	2015
	in millions
Cross-currency and interest rate derivative contracts (a)	$(216.8)	$217.0
Foreign currency forward contracts	(9.1)	10.3

Total	$(225.9)	$227.3

(a)

The loss during 2016 is primarily attributable to (i) losses associated with an increase in the value of the Chilean peso relative to the U.S. dollar, (ii) losses associated with decreases in market interest rates in the

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Chilean peso markets and (iii) gains associated with increases in market interest rates in the U.S. dollar market. In addition, the loss during 2016 includes a net gain of $11.7 million resulting from changes in our credit risk valuation adjustments. The gain during 2015 is primarily attributable to gains associated with (a) a decrease in the value of the Chilean peso relative to the U.S. dollar, (b) increases in market interest rates in the Chilean peso market and (c) decreases in market interest rates in the U.S. dollar market. In addition, the gain during 2015 includes a net loss of $1.0 million resulting from changes in our credit risk valuation adjustments.

For additional information regarding our derivative instruments, see notes 5 and 6 to the LatAm Group December 31, 2016 Combined Financial Statements.

Foreign currency transaction gains (losses), net

The details of our foreign currency transaction gains (losses), net, are as follows:

	Year ended December 31,
	2016	2015
	in millions
U.S. dollar-denominated debt issued by a Chilean peso functional currency entity	$82.8	$(215.8)
British pound sterling-denominated debt issued by a U.S. dollar functional currency entity	32.1	—
Other	(4.8)	(7.6)

Total	$110.1	$(223.4)

Gains on debt modification and extinguishment, net

We recognized a gain on debt modification and extinguishment, net, of $0.9 million and nil during 2016 and 2015, respectively. This 2016 amount includes the net impact of (i) the write-off of $19.0 million of unamortized premium and (ii) the payment of $18.1 million of redemption premium.

For additional information regarding our debt, see note 9 to the LatAm Group December 31, 2016 Combined Financial Statements.

Other income (expense), net

We recognized other income (expense), net of $12.1 million and ($1.8 million) during 2016 and 2015, respectively. The 2016 amount primarily includes related-party interest income related to our loans receivable and cash and cash equivalents. The 2015 amount primarily includes VTR’s share of the net losses of its equity method affiliates.

Income tax expense

We recognized income tax expense of $305.9 million and $46.5 million during 2016 and 2015, respectively.

The income tax expense during 2016 differs from the expected income tax benefit of $19.6 million (based on the U.K. statutory income tax rate of 20.0%) primarily due to the negative impacts of (i) certain permanent differences between the financial and tax accounting treatment of interest and other items, (ii) certain permanent differences between the financial and tax accounting treatment of items associated with investments in LatAm Group entities and (iii) a net increase in valuation allowances.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The income tax expense during 2015 differs from the expected income tax expense of $18.7 million (based on the blended U.K. statutory income tax rate of 20.25%) primarily due to the negative impacts of (i) a net increase in valuation allowances, (ii) certain permanent differences between the financial and tax accounting treatment of items associated with investments in LatAm Group entities and (iii) certain permanent differences between the financial and tax accounting treatment of interest and other items.

For additional information regarding our income taxes, see note 10 to the LatAm Group December 31, 2016 Combined Financial Statements.

Net earnings (loss)

During 2016 and 2015, we reported net earnings (loss) of ($404.0 million) and $45.8 million, respectively, including (i) operating income of $319.1 million and $248.1 million, respectively, (ii) net non-operating expenses of $417.2 million and $155.8 million, respectively, and (iii) income tax expense of $305.9 million and $46.5 million, respectively.

Net earnings attributable to noncontrolling interests

During 2016 and 2015, we reported earnings attributable to noncontrolling interests of $28.3 million and $7.8 million, respectively. The increase in net earnings attributable to noncontrolling interests during 2016, as compared to 2015, is primarily attributable to the noncontrolling interests in (i) the results of CWC’s less-than-wholly-owned subsidiaries following the CWC Acquisition and (ii) the results of operations of Liberty Puerto Rico.

2015 compared to 2014

Revenue

Our revenue by major category is set forth below:

	Year ended December 31,		Increase (decrease)		Organic increase (decrease)
	2015	2014	$	%	$	%
	in millions, except percentages
Subscription revenue (a):
Video	$526.3	$529.9	$(3.6)	(0.7)	$29.0	5.3
Broadband internet	403.5	380.1	23.4	6.2	35.5	8.7
Fixed-line telephony	164.9	188.4	(23.5)	(12.5)	(6.1)	(3.2)

Cable subscription revenue	1,094.7	1,098.4	(3.7)	(0.3)	58.4	5.1
Mobile subscription revenue (b)	35.6	24.4	11.2	45.9	16.3	66.6

Total subscription revenue	1,130.3	1,122.8	7.5	0.7	74.7	6.4
B2B revenue (c)	15.6	9.7	5.9	60.8	4.6	41.6
Other revenue (d)	71.4	72.1	(0.7)	(1.0)	2.7	3.5

Total revenue	$1,217.3	$1,204.6	$12.7	1.1	$82.0	6.5

(a)	Subscription revenue includes amounts received from subscribers for ongoing services, excluding installation fees and late fees. Subscription revenue from subscribers who purchase bundled services at a discounted rate is generally allocated proportionally to each service based on the standalone price for each individual service. As a result, changes in the standalone pricing of our cable and mobile products or the composition of bundles can contribute to changes in our product revenue categories from period to period.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

(b)	Mobile subscription revenue excludes mobile interconnect revenue of $3.5 million and $2.8 million during 2015 and 2014, respectively. Mobile interconnect revenue and revenue from mobile handset sales are included in other revenue.
(c)	B2B revenue includes revenue from business broadband internet, video, voice and data services offered in Puerto Rico to medium to large enterprises and, on a wholesale basis, to other operators. We also provide services to certain SOHO subscribers in Puerto Rico. SOHO subscribers pay a premium price to receive expanded service levels along with video, broadband internet or fixed-line telephony services that are the same or similar to the mass marketed products offered to our residential subscribers. Revenue from SOHO subscribers, which is included in cable subscription revenue, aggregated $20.6 million and $17.3 million during 2015 and 2014, respectively. On an organic basis, our total B2B revenue, including revenue from SOHO subscribers, increased 21.9% during 2015, as compared to 2014. A portion of the increase in our SOHO revenue is attributable to the conversion of our residential subscribers to SOHO subscribers.
(d)	Other revenue includes, among other items, advertising revenue, interconnect fees, installation fees and late fees.

Total revenue. Our combined revenue increased $12.7 million during 2015, as compared to 2014. Excluding the effects of FX, total combined revenue increased $82.0 million or 6.5%.

Subscription revenue. The details of the increase in our combined subscription revenue for 2015, as compared to 2014, are as follows (in millions):

Increase in cable subscription revenue due to change in:
Average number of RGUs	$40.2
ARPU	18.2

Total increase in cable subscription revenue	58.4
Increase in mobile subscription revenue	16.3

Total organic increase in subscription revenue	74.7
Impact of acquisitions	47.2
Impact of FX	(114.4)

Total	$7.5

Excluding the effects of the Choice Acquisition and FX, our combined cable subscription revenue increased $58.4 million or 5.1% during 2015, as compared to 2014. This increase is attributable to the net effect of (i) an increase from broadband internet services of $35.5 million or 8.7%, primarily attributable to an increase in the average number of broadband internet RGUs and higher ARPU from broadband internet services, (ii) an increase from video services of $29.0 million or 5.3%, primarily attributable to higher ARPU from video services and an increase in the average number of video RGUs, and (iii) a decrease from fixed-line telephony services of $6.1 million or 3.2%, primarily attributable to the net effect of (a) lower ARPU from fixed-line telephony services and (b) an increase in the average number of fixed-line telephony RGUs. In addition, the growth in ARPU was partially offset by a decrease in revenue due to the impact of a $2.5 million adjustment recorded at VTR during the first quarter of 2015 to reflect the retroactive application of a proposed tariff on ancillary services provided directly to customers for the period from July 2013 through February 2014.

Excluding the effects of FX, our combined mobile subscription revenue increased $16.3 million or 66.6% during 2015, as compared to 2014. This increase is due to an increase at VTR.

B2B revenue. Excluding the effects of the Choice Acquisition, our combined B2B revenue increased $4.6 million or 41.6% during 2015, as compared to 2014.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Other revenue. Excluding the effects of the Choice Acquisition and FX, our combined other revenue increased $2.7 million or 3.5% during 2015, as compared to 2014. This increase is primarily attributable to the net effect of (i) a decrease in interconnect revenue at VTR, (ii) an increase in installation revenue, mostly at VTR, (iii) an increase in advertising revenue at VTR, (iv) an increase in mobile handset sales at VTR and (v) an increase in late fees at Liberty Puerto Rico.

For additional information concerning the changes in our subscription, B2B and other revenue, see “—Discussion and Analysis of our Reportable Segments—Revenue of our Reportable Segments” above.

Programming and other direct costs of services

Our programming and other direct costs of services increased $13.4 million during 2015, as compared to 2014. This increase includes an increase of $14.5 million attributable to the impact of the Choice Acquisition. Excluding the effects of the Choice Acquisition and FX, our programming and other direct costs of services increased $32.3 million or 9.5% during 2015, as compared to 2014. This increase is primarily attributable to (i) an increase in programming and copyright costs and (ii) an increase in mobile access and interconnect costs. For additional information regarding the changes in our programming and other direct costs of services, see “—Discussion and Analysis of our Reportable Segments—Programming and Other Direct Costs of Services of our Reportable Segments” above.

Other operating expenses

Our other operating expenses decreased $6.6 million during 2015, as compared to 2014. This decrease includes an increase of $8.9 million attributable to the impact of the Choice Acquisition. Our operating expenses include share-based compensation expense, which decreased $2.5 million during 2015. For additional information, see the discussion under “—Share-based compensation expense” below. Excluding the effects of the Choice Acquisition, FX and share-based compensation expense, our operating expenses increased $5.5 million or 2.8% during 2015, as compared to 2014. This increase is primarily attributable to the net effect of (i) a decrease in personnel costs, (ii) an increase in network-related expenses, (iii) an increase due to the impact of favorable adjustments recorded at VTR during the fourth quarter of 2014 related to the reassessment of certain accrued liabilities and (iv) an increase in outsourced labor and professional fees. For additional information regarding the changes in our other operating expenses, see “—Discussion and Analysis of our Reportable Segments—Other Operating Expenses of our Reportable Segments” above.

SG&A expenses

Our SG&A expenses decreased $17.5 million during 2015, as compared to 2014. This decrease includes an increase of $7.7 million attributable to the impact of the Choice Acquisition. Our SG&A expenses include share-based compensation expense, which decreased $6.7 million during 2015. For additional information, see the discussion under “—Share-based compensation expense” below. Excluding the effects of the Choice Acquisition, FX and share-based compensation expense, our SG&A expenses increased $4.2 million or 1.9% during 2015, as compared to 2014. This increase is largely attributable to the net effect of (i) an increase in sales and marketing costs, (ii) a decrease in costs associated with the national gross receipts tax in Puerto Rico that was only in effect from July 2014 to December 2014, (iii) a decrease in outsourced labor and professional fees, (iv) an increase in facilities expenses, (v) an increase associated with the impact of favorable adjustments that were recorded at VTR during the fourth quarter of 2014 related to the reassessment of certain accrued liabilities and (vi) a decrease in personnel costs. For additional information regarding the changes in our SG&A expenses, see “—Discussion and Analysis of our Reportable Segments—SG&A Expenses of our Reportable Segments” above.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Share-based compensation expense (included in other operating and SG&A expenses)

We recognized share-based compensation expense of $2.4 million and $11.6 million during 2015 and 2014, respectively. The expense recognized includes (i) amounts allocated to our company by Liberty Global, amounts related to the VTR Plan and (iii) amounts related to the Liberty Puerto Rico Plan. The amounts allocated by Liberty Global to our company represent the share-based compensation associated with the Liberty Global share incentive awards held by certain employees of the entities comprising the LatAm Group.

For additional information regarding our share-based compensation, see note 15 to the LatAm Group December 31, 2016 Combined Financial Statements.

Depreciation and amortization expense

Our depreciation and amortization expense decreased $0.3 million during 2015, as compared to 2014. Excluding the effect of FX, depreciation and amortization expense increased $20.2 million or 9.3%. This increase is primarily due to the net effect of (i) an increase associated with property and equipment additions related to the installation of customer premises equipment, the expansion and upgrade of our networks and other capital initiatives, (ii) a decrease associated with certain assets becoming fully depreciated and (iii) an increase from the impact of the Choice Acquisition.

Impairment, restructuring and other operating items, net

We recognized impairment, restructuring and other operating items, net, of $19.8 million during 2015, as compared to $20.1 million during 2014.

The 2015 amount includes (i) restructuring charges of $13.6 million, including (a) $10.5 million of contract termination costs and (b) $3.1 million of employee severance and termination costs related to certain reorganization activities in connection with the Choice Acquisition, and (ii) direct acquisition costs of $7.4 million related to the Choice Acquisition and the CWC Acquisition.

The 2014 amount includes (i) restructuring charges of $16.9 million, primarily in Chile, including (a) $10.2 million of employee severance and termination costs related to certain reorganization activities and (b) $6.7 million of contract termination costs, and (ii) direct acquisition costs related to the Choice Acquisition.

For additional information regarding our acquisitions, see note 4 to the LatAm Group December 31, 2016 Combined Financial Statements. For additional information regarding our restructuring charges, see note 13 to the LatAm Group December 31, 2016 Combined Financial Statements.

Interest expense

Our interest expense increased $17.5 million during 2015, as compared to 2014. This increase is primarily attributable to a higher average outstanding debt balance, primarily due to (i) an increase in the Liberty Puerto Rico Bank Facility resulting from the Choice Acquisition and (ii) the issuance of the VTR Finance Senior Secured Notes in January 2014.

For additional information regarding our third-party indebtedness, see note 9 to the LatAm Group December 31, 2016 Combined Financial Statements.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Realized and unrealized gains on derivative instruments, net

The details of our realized and unrealized gains on derivative instruments, net, are as follows:

	Year ended December 31,
	2015	2014
	in millions
Cross-currency and interest rate derivative contracts (a)	$217.0	$41.1
Foreign currency forward contracts	10.3	2.6

Total	$227.3	$43.7

(a)	The gain during 2015 is primarily attributable to (i) gains associated with a decrease in the value of the Chilean peso relative to the U.S. dollar, (ii) gains associated with increases in market interest rates in the Chilean peso market and (iii) gains associated with decreases in market interest rates in the U.S. dollar market. In addition, the gain during 2015 includes a net loss of $1.0 million resulting from changes in our credit risk valuation adjustments. The gain during 2014 is primarily attributable to the net effect of (a) gains associated with decreases in the value of the Chilean peso relative to the U.S. dollar and (b) losses associated with decreases in market interest rates in the Chilean peso market. In addition, the gain during 2014 includes a net loss of $15.9 million resulting from changes in our credit risk valuation adjustments.

For additional information regarding our derivative instruments, see notes 5 and 6 to the LatAm Group December 31, 2016 Combined Financial Statements.

Foreign currency transaction losses, net

The details of our foreign currency transaction losses, net, are as follows:

	Year ended December 31,
	2015	2014
	in millions
U.S. dollar-denominated debt issued by a Chilean peso functional currency entity	$(215.8)	$(137.1)
Intercompany payables and receivables denominated in a currency other than the entity’s functional currency (a)	0.9	47.2
Other	(8.5)	(8.0)

Total	$(223.4)	$(97.9)

(a)	Amounts primarily relate to intercompany activity between certain of our non-operating subsidiaries in Chile and the Netherlands.

Losses on debt modification and extinguishment, net

During 2015, we did not recognize any losses on debt modification and extinguishment. During 2014, we recognized a loss on debt extinguishment of $11.8 million, attributable to (i) a loss of $9.8 million, net, related to the July 2014 refinancing transaction at Liberty Puerto Rico, including (a) third-party costs of $7.1 million, (b) the write-off of deferred financing costs or $3.6 million and (c) the write-off of unamortized premiums of $0.9 million, and (ii) a loss of $2.0 million related to the write-off of deferred financing costs associated with the repayment of VTR Wireless’s then existing bank facility.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

For additional information regarding our debt, see note 9 to the LatAm Group December 31, 2016 Combined Financial Statements.

Other income (expense), net

We recognized other income (expense), net, of ($1.8 million) and $2.1 million during 2015 and 2014, respectively. These amounts primarily include VTR’s share of the net losses of its equity method affiliates.

Income tax expense

We recognized income tax expense of $46.5 million and $14.4 million during 2015 and 2014, respectively.

The income tax expense during 2015 differs from the expected income tax expense of $18.7 million (based on the blended U.K. statutory income tax rate of 20.25%) primarily due to the negative impacts of (i) a net increase in valuation allowances, (ii) certain permanent differences between the financial and tax accounting treatment of items associated with investments in LatAm Group entities and (iii) certain permanent differences between the financial and tax accounting treatment of interest and other items.

The income tax expense during 2014 differs from the expected income tax expense of $5.2 million (based on the blended U.K. statutory income tax rate of 21.5%) primarily due to the negative impacts of (i) a net increase in valuation allowances and (ii) certain permanent differences between the financial and tax accounting treatment of items associated with investments in LatAm Group entities. The negative impacts of these items were partially offset by positive impacts of an increase in net deferred liabilities in Chile due to enacted changes in tax law.

For additional information regarding our income taxes, see note 10 to the LatAm Group December 31, 2016 Combined Financial Statements.

Net earnings

During 2015 and 2014, we reported net earnings of $45.8 million and $9.7 million, respectively, including (i) operating income of $248.1 million and $228.4 million, respectively, (ii) net non-operating expenses of $155.8 million and $204.3 million, respectively, and (iii) income tax expense of $46.5 million and $14.4 million, respectively.

Net earnings (loss) attributable to noncontrolling interests

Net earnings or loss attributable to noncontrolling interests includes (i) the VTR NCI Owner’s share of the results of VTR’s operations (prior to March 2014) and (ii) Searchlight’s share of the results of Liberty Puerto Rico’s operations. Net earnings (loss) attributable to noncontrolling interests was $7.8 million during 2015, as compared to ($2.3 million) during 2014. In March 2014, a subsidiary of VTR Finance acquired each of the 20.0% noncontrolling ownership interests in VTR and VTR Wireless from the VTR NCI Owner. For additional information, see note 11 to the LatAm Group December 31, 2016 Combined Financial Statements.

Liquidity and Capital Resources

Sources and Uses of Cash

Cash and cash equivalents

Each of our reportable segments is separately financed within one of our three primary “borrowing groups.” These borrowing groups include the respective restricted parent and subsidiary entities within CWC, VTR

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Finance and Liberty Puerto Rico. Our borrowing groups, which typically generate cash from operating activities, accounted for a significant portion of our combined cash and cash equivalents at June 30, 2017. The terms of the instruments governing the indebtedness of these borrowing groups may restrict our ability to access the liquidity of these subsidiaries. In addition, our ability to access the liquidity of these and other subsidiaries may be limited by tax and legal considerations, the presence of noncontrolling interests, foreign currency exchange restrictions with respect to certain CWC subsidiaries and other factors.

Cash and cash equivalents

The details of the U.S. dollar equivalent balances of our combined cash and cash equivalents at June 30, 2017 are set forth in the following table (in millions):

Cash and cash equivalents held by:
Unrestricted entities (a)	$58.6

Borrowing groups (b):
CWC (c)	325.1
VTR Finance	165.2
Liberty Puerto Rico	50.0

Total borrowing groups	540.3

Total cash and cash equivalents	$598.9

(a)	Represents the aggregate amount held by entities within the LatAm Group that are outside of our borrowing groups. All of these companies rely on funds provided by our borrowing groups to satisfy their liquidity needs.
(b)	Except as otherwise noted, represents the aggregate amounts held by the parent entity and restricted subsidiaries of our borrowing groups.
(c)	CWC’s subsidiaries hold the majority of CWC’s consolidated cash. The ability of certain of these subsidiaries to loan or distribute their cash to CWC is limited by foreign exchange restrictions, the existence of noncontrolling interests, tax considerations and restrictions contained within the debt agreements of certain CWC subsidiaries. As a result, a significant portion of the cash held by CWC subsidiaries is not considered to be an immediate source of corporate liquidity for CWC.

Liquidity of unrestricted entities of the LatAm Group

Subject to certain tax and legal considerations, the $58.6 million of aggregate cash and cash equivalents held by the unrestricted subsidiaries within the LatAm Group represented available liquidity at the corporate level at June 30, 2017. Our remaining cash and cash equivalents of $540.3 million at June 30, 2017 were held by our borrowing groups as set forth in the table above. As noted above, various factors may limit our ability to access the cash of our borrowing groups. For information regarding certain limitations imposed by our subsidiaries’ debt instruments at June 30, 2017, see note 8 to the LatAm Group June 30, 2017 Combined Financial Statements.

The liquidity requirements of the unrestricted entities include corporate general and administrative expenses and tax payments, as well as other liquidity needs that may arise from time to time. As mentioned above, the unrestricted entities are dependent on funds provided by the borrowing groups to satisfy their liquidity requirements.

Liquidity of borrowing groups

The cash and cash equivalents of our borrowing groups are detailed in the table above. In addition to cash and cash equivalents, the primary sources of liquidity of our borrowing groups are cash provided by operations

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and borrowing availability under their respective debt instruments. For the details of the borrowing availability of such entities at June 30, 2017, see note 8 to the LatAm Group June 30, 2017 Combined Financial Statements. The liquidity of our borrowing groups generally is used to fund property and equipment additions, debt service requirements and income tax payments. From time to time, our borrowing groups may also require liquidity in connection with (i) acquisitions and other investment opportunities, (ii) certain loans or distributions to our unrestricted entities or (iii) the satisfaction of contingent liabilities. No assurance can be given that any external funding would be available to our borrowing groups on favorable terms, or at all. For information regarding our borrowing groups’ commitments and contingencies, see note 15 to the LatAm Group June 30, 2017 Combined Financial Statements.

For additional information regarding our cash flows, see the discussion under “—Combined Statements of Cash Flows” below.

Capitalization

We seek to maintain our debt at levels that provide for attractive equity returns without assuming undue risk. In this regard, we generally seek to cause our operating subsidiaries to maintain their debt at levels that result in a debt balance (measured using subsidiary debt figures at swapped foreign currency exchange rates, consistent with the covenant calculation requirements of our subsidiary debt agreements) that is between four and five times our combined Adjusted OIBDA, although the timing of our acquisitions and financing transactions and the interplay of average and spot foreign currency rates may impact this ratio. The ratio of our June 30, 2017 combined debt to our annualized combined Adjusted OIBDA for the quarter ended June 30, 2017 was 4.2x. In addition, the ratio of our June 30, 2017 combined net debt (debt, as defined above, less cash and cash equivalents) to our annualized combined Adjusted OIBDA for the quarter ended June 30, 2017 was 3.8x.

When it is cost effective, we generally seek to match the denomination of the borrowings of our subsidiaries with the functional currency of the operations that support the respective borrowings. As further discussed in note 5 to the LatAm Group June 30, 2017 Combined Financial Statements, we also use derivative instruments to mitigate foreign currency and interest rate risk associated with our debt instruments.

Our ability to service or refinance our debt and to maintain compliance with the leverage covenants in the credit agreements and indentures of our borrowing groups is dependent primarily on our ability to maintain or increase the Adjusted OIBDA of our operating subsidiaries and to achieve adequate returns on our property and equipment additions and acquisitions. In addition, our ability to obtain additional debt financing is limited by the leverage covenants contained in the various debt instruments of our borrowing groups. For example, if the Adjusted OIBDA of CWC were to decline, we could be required to partially repay or limit our borrowings under the CWC Credit Facilities in order to maintain compliance with applicable covenants. No assurance can be given that we would have sufficient sources of liquidity, or that any external funding would be available on favorable terms, or at all, to fund any such required repayment. At June 30, 2017, each of our borrowing groups was in compliance with its debt covenants. In addition, we do not anticipate any instances of non-compliance with respect to the debt covenants of our borrowing groups that would have a material adverse impact on our liquidity during the next 12 months.

At June 30, 2017, the outstanding principal amount of our debt, together with our capital lease obligations, aggregated $6.2 billion, including $200.1 million that is classified as current in our condensed combined balance sheet and $5.6 billion that is not due until 2021 or thereafter. All of our debt and capital lease obligations have been borrowed or incurred by our subsidiaries at June 30, 2017. For additional information concerning our debt maturities, see note 8 to the LatAm Group June 30, 2017 Combined Financial Statements.

We believe that we have sufficient resources to repay or refinance the current portion of our debt and capital lease obligations and to fund our foreseeable liquidity requirements during the next 12 months. However, as our

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maturing debt grows in later years, we anticipate that we will seek to refinance or otherwise extend our debt maturities. No assurance can be given that we will be able to complete these refinancing transactions or otherwise extend our debt maturities. In this regard, it is not possible to predict how political and economic conditions, sovereign debt concerns or any adverse regulatory developments could impact the credit and equity markets we access and, accordingly, our future liquidity and financial position. Our ability to access debt financing on favorable terms, or at all, could be adversely impacted by (i) the financial failure of any of our counterparties, which could (a) reduce amounts available under committed credit facilities and (b) adversely impact our ability to access cash deposited with any failed financial institution and (ii) tightening of the credit markets.

For additional information concerning our debt and capital lease obligations, see note 8 to the LatAm Group June 30, 2017 Combined Financial Statements.

Combined Statements of Cash Flows

General. Our cash flows are subject to significant variations due to FX.

Six months ended June 30, 2017 compared to six months ended June 30, 2016

Summary. Our condensed combined statements of cash flows for the six months ended June 30, 2017 and 2016 are summarized as follows:

	Six months ended June 30,
	2017	2016	Change
	in millions
Net cash provided by operating activities	$299.4	$105.8	$193.6
Net cash used by investing activities	(252.6)	(170.8)	(81.8)
Net cash provided by financing activities	2.2	282.9	(280.7)
Effect of exchange rate changes on cash	(2.7)	8.2	(10.9)

Net increase in cash and cash equivalents	$46.3	$226.1	$(179.8)

Operating Activities. The increase in total net cash provided by our operating activities is primarily attributable to the net effect of (i) an increase in cash provided by our Adjusted OIBDA and related working capital items, including an increase due to the impact of the CWC Acquisition, and (ii) a decrease in cash provided due to higher payments of interest, including higher payments due to the impact of the CWC Acquisition.

Investing Activities. The increase in total net cash used by our investing activities is primarily attributable to (i) higher capital expenditures and (ii) cash received during 2016 in connection with the closing of the CWC Acquisition. Capital expenditures increased from $181.6 million during the first six months of 2016 to $248.3 million during the first six months of 2017 due to the net effect of (a) an increase due to the impact of the CWC Acquisition and (b) a decrease in the local currency capital expenditures of our subsidiaries, including a decrease associated with higher capital-related vendor financing and a decrease associated with related working capital movements.

The capital expenditures that we report in our condensed combined statements of cash flows do not include amounts that are financed under capital-related vendor financing or capital lease arrangements. Instead, these amounts are reflected as non-cash additions to our property and equipment when the underlying assets are delivered and as repayments of debt when the principal is repaid. In this discussion, we refer to (i) our capital

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expenditures as reported in our combined statements of cash flows, which exclude amounts financed under capital-related vendor financing or capital lease arrangements, and (ii) our total property and equipment additions, which include our capital expenditures on an accrual basis and amounts financed under capital-related vendor financing or capital lease arrangements. For further details regarding our property and equipment additions, see note 16 to the LatAm Group June 30, 2017 Combined Financial Statements and note 18 to the LatAm Group December 31, 2016 Combined Financial Statements.

A reconciliation of our combined property and equipment additions to our combined capital expenditures, as reported in our condensed combined statements of cash flows, is set forth below:

	Six months ended June 30,
	2017	2016
	in millions
Property and equipment additions	$310.1	$204.9
Assets acquired under capital-related vendor financing arrangements	(34.2)	(17.0)
Assets acquired under capital leases	(2.5)	(0.2)
Changes in current liabilities related to capital expenditures	(25.1)	(6.1)

Capital expenditures	$248.3	$181.6

Property and equipment additions attributable to the LatAm Group increased during the six months ended June 30, 2017, as compared to the corresponding period in 2016, primarily due to an increase due to the impact of the CWC Acquisition and (ii) an increase in expenditures for the purchase and installation of customer premises equipment.

We expect the percentage of revenue represented by our aggregate 2017 combined property and equipment additions to range from 19% to 21%. This range reflects a change from our previously-reported expected disclosed range of 21% to 23%. The actual amount of the 2017 combined property and equipment additions may vary from expected amounts for a variety of reasons, including (i) changes in (a) the competitive or regulatory environment, (b) business plans, (c) our expected future operating results or (d) foreign currency exchange rates and (ii) the availability of sufficient capital. Accordingly, no assurance can be given that our actual property and equipment additions will not vary materially from our expectations.

Financing Activities. The decrease in cash provided by our financing activities is primarily attributable to a decline of (i) $243.4 million related to lower net borrowings of debt and (ii) $40.9 million due to higher repurchases of LiLAC Shares.

Combined Statements of Cash Flows—2016 compared to 2015

Summary. Our 2016 and 2015 combined statements of cash flows are summarized as follows:

	Year ended December 31,
	2016	2015	Change
	in millions
Net cash provided by operating activities	$468.2	$310.2	$158.0
Net cash used by investing activities	(441.1)	(490.6)	49.5
Net cash provided by financing activities	247.3	360.0	(112.7)
Effect of exchange rate changes on cash	3.7	(12.2)	15.9

Net increase in cash and cash equivalents	$278.1	$167.4	$110.7

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Operating Activities. The increase in total net cash provided by our operating activities is primarily attributable to the net effect of (i) an increase in the cash provided by our Adjusted OIBDA and related working capital items, a significant portion of which is due to the impact of the CWC Acquisition, (ii) a decrease in cash provided due to higher cash payments for interest, (iii) a decrease in cash provided due to higher cash payments for taxes and (iv) an increase in cash provided due to lower cash payments related to derivative instruments.

Investing Activities. The decrease in net cash used by our investing activities is primarily attributable to the net effect of (i) a decrease in cash used of $289.5 million associated with lower cash paid in connection with acquisitions and (ii) an increase in cash used of $263.2 million related to higher capital expenditures, primarily due to the impact of the CWC Acquisition.

A reconciliation of our combined property and equipment additions to our combined capital expenditures, as reported in our combined statements of cash flows, is set forth below:

	Year ended December 31,
	2016	2015
	in millions
Property and equipment additions	$568.2	$227.1
Assets acquired under capital-related vendor financing arrangements	(45.5)	—
Assets acquired under capital leases	(7.4)	—
Changes in current liabilities related to capital expenditures	(24.9)	0.1

Capital expenditures	$490.4	$227.2

The increase in our property and equipment additions during 2016, as compared to 2015, is primarily due to the net effect of (i) an increase due to the impact of the CWC Acquisition and the Choice Acquisition, (ii) an increase in expenditures for the purchase and installation of customer premises equipment, (iii) an increase in expenditures for new build and upgrade projects, (iv) an increase in expenditures for support capital, such as information technology upgrades and general support systems and (v) a decrease due to FX. During 2016 and 2015, our property and equipment additions represented 20.9% and 18.7% of revenue, respectively.

Financing Activities. The decrease in total net cash provided by our financing activities is primarily attributable to the net effect of (i) a decrease in cash provided of $118.7 million due to a decrease in the net amounts contributed from subsidiaries of Liberty Global outside of the LatAm Group, (ii) an increase in cash provided of $103.8 million related to higher net borrowings of third-party debt and capital lease obligations, (iii) a decrease in cash provided of $61.9 million due to higher cash distributions to noncontrolling interests and (iv) a decrease in cash provided of $26.3 million due to higher payments of financing costs.

Combined Statements of Cash Flows—2015 compared to 2014

Summary. Our 2015 and 2014 combined statements of cash flows are summarized as follows:

	Year ended December 31,
	2015	2014	Change
	in millions
Net cash provided by operating activities	$310.2	$289.1	$21.1
Net cash used by investing activities	(490.6)	(232.2)	(258.4)
Net cash provided (used) by financing activities	360.0	(118.1)	478.1
Effect of exchange rate changes on cash	(12.2)	(6.7)	(5.5)

Net increase (decrease) in cash and cash equivalents	$167.4	$(67.9)	$235.3

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Operating Activities. The increase in total net cash provided by our operating activities is primarily attributable to the net effect of (i) an increase in cash provided by our Adjusted OIBDA and related working capital items, a significant portion of which is due to the impact of the Choice Acquisition, (ii) a decrease in cash provided due to higher cash payments for interest, (iii) a decrease in cash provided due to higher cash payments related to derivative instruments and (iv) an increase in cash provided due to lower cash payments for taxes.

Investing Activities. The increase in total net cash used by our investing activities is primarily attributable to the net effect of (i) an increase in cash used of $272.5 million associated with cash paid in connection with the Choice Acquisition and (ii) an increase in cash used of $4.1 million related to higher capital expenditures.

A reconciliation of our combined property and equipment additions to our combined capital expenditures, as reported in our combined statements of cash flows, is set forth below:

	Year ended December 31,
	2015	2014
	in millions
Property and equipment additions	$227.1	$256.2
Changes in current liabilities related to capital expenditures	0.1	(33.1)

Capital expenditures	$227.2	$223.1

The decrease in our property and equipment additions during 2015, as compared to 2014, is primarily due to (i) a decrease due to FX, (ii) an increase due to the impact of the Choice Acquisition, (iii) a decrease in expenditures for support capital, such as information technology upgrades and general support systems, (iv) a decrease in expenditures for new build and upgrade projects to expand services and (v) a decrease in expenditures for the purchase and installation of customer premises equipment. During 2015 and 2014, our property and equipment additions represented 18.7% and 21.3% of revenue, respectively.

Financing Activities. The change in total net cash provided (used) by our financing activities is primarily attributable to the net effect of (i) cash used in 2014 of $435.1 million related to the purchase of Liberty Global shares in connection with the VTR NCI Acquisition, (ii) an increase in cash of $340.9 million related to higher net borrowings of third-party debt and capital lease obligations, (iii) a decrease in cash of $217.7 million due to a change in the net amounts contributed to the LatAm Group from subsidiaries of Liberty Global outside of the LatAm Group, (iv) net cash received in 2014 of $158.2 million associated with related-party debt transactions, (v) an increase in cash of $38.5 million due to lower payments of financing costs and (vi) an increase in cash of $37.4 million related to net cash settlements of derivative instruments.

Adjusted Free Cash Flow

We define adjusted free cash flow as net cash provided by our operating activities, plus (i) cash payments for third-party costs directly associated with successful and unsuccessful acquisitions and dispositions and (ii) expenses financed by an intermediary, less (a) capital expenditures, as reported in our combined statements of cash flows, (b) principal payments on amounts financed by vendors and intermediaries and (c) principal payments on capital leases. We believe that our presentation of adjusted free cash flow provides useful information to our investors because this measure can be used to gauge our ability to service debt and fund new investment opportunities. Adjusted free cash flow should not be understood to represent our ability to fund discretionary amounts, as we have various mandatory and contractual obligations, including debt repayments, which are not deducted to arrive at this amount. Investors should view adjusted free cash flow as a supplement to, and not a substitute for, U.S. GAAP measures of liquidity included in our combined statements of cash flows.

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The following tables provide the details of our adjusted free cash flow:

	Six months ended June 30,
	2017	2016
	in millions
Net cash provided by operating activities	$299.4	$105.8
Cash payments for direct acquisition and disposition costs	1.5	61.1
Expenses financed by an intermediary (a)	47.4	—
Capital expenditures	(248.3)	(181.6)
Principal payments on amounts financed by vendors and intermediaries	(40.0)	—
Principal payments on certain capital leases	(4.0)	(0.7)

Adjusted free cash flow	$56.0	$(15.4)

	Year ended December 31,
	2016	2015	2014
	in millions
Net cash provided by operating activities	$468.2	$310.2	$289.1
Cash payments for direct acquisition and disposition costs	86.0	4.9	4.4
Expenses financed by an intermediary (a)	3.0	—	—
Capital expenditures	(490.4)	(227.2)	(223.1)
Principal payments on certain capital leases	(5.2)	(0.8)	(0.8)

Adjusted free cash flow	$61.6	$87.1	$69.6

(a)	For purposes of our combined statements of cash flows, expenses financed by an intermediary are treated as hypothetical operating cash outflows and hypothetical financing cash inflows when the expenses are incurred. When we pay the financing intermediary, we record financing cash outflows in our combined statements of cash flows. For purposes of our adjusted free cash flow definition, we add back the hypothetical operating cash outflow when these financed expenses are incurred and deduct the financing cash outflows when we pay the financing intermediary.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Contractual Commitments

The following table sets forth the U.S. dollar equivalents of our commitments as of June 30, 2017:

	Payments due during:
	Remainder of 2017	2018	2019	2020	2021	2022	Thereafter	Total
	in millions
Debt (excluding interest)	$63.2	$132.6	$260.6	$39.3	$1,385.0	$1,625.1	$2,638.9	$6,144.7
Capital leases (excluding interest)	11.6	5.3	2.6	1.2	0.1	—	—	20.8
Programming commitments	77.1	136.8	37.4	6.0	1.7	0.6	—	259.6
Network and connectivity commitments	61.3	59.4	46.9	12.9	9.4	9.0	18.5	217.4
Purchase commitments	131.1	26.5	18.7	2.8	2.7	2.7	5.7	190.2
Operating leases	19.5	25.2	17.1	12.8	9.7	8.0	15.9	108.2
Other commitments	7.5	2.2	0.3	—	—	—	—	10.0

Total (a)	$371.3	$388.0	$383.6	$75.0	$1,408.6	$1,645.4	$2,679.0	$6,950.9

Projected cash interest payments on debt and capital lease obligations (b)	$206.2	$377.4	$375.3	$355.0	$305.1	$228.3	$270.0	$2,117.3

(a)	The commitments included in this table do not reflect any liabilities that are included in our June 30, 2017 condensed combined balance sheet other than debt and capital lease obligations. Our liability for uncertain tax positions in the various jurisdictions in which we operate ($198.6 million at June 30, 2017) has been excluded from the table as the amount and timing of any related payments are not subject to reasonable estimation.

(b)	Amounts are based on interest rates, interest payment dates, commitment fees and contractual maturities in effect as of June 30, 2017. These amounts are presented for illustrative purposes only and will likely differ from the actual cash payments required in future periods. In addition, the amounts presented do not include the impact of our interest rate derivative contracts, deferred financing costs, original issue premiums or discounts.

For information concerning our debt and capital lease obligations, see note 8 to the LatAm Group June 30, 2017 Combined Financial Statements. For information concerning our commitments, see note 15 to the LatAm Group June 30, 2017 Combined Financial Statements.

In addition to the commitments set forth in the table above, we have significant commitments under (i) derivative instruments and (ii) defined benefit plans and similar agreements, pursuant to which we expect to make payments in future periods. For information regarding projected cash flows associated with our derivative instruments, see “Quantitative and Qualitative Disclosures about Market Risk—Projected Cash Flows Associated with Derivative Instruments” below. For information regarding our derivative instruments, including the net cash paid or received in connection with these instruments during the three months ended June 30, 2017 and 2016, see note 5 to the LatAm Group June 30, 2017 Combined Financial Statements. For information regarding our defined benefit plans, see note 14 to the LatAm Group December 31, 2016 Combined Financial Statements.

Critical Accounting Policies, Judgments and Estimates

In connection with the preparation of our combined financial statements, we make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses, and related

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disclosure of contingent assets and liabilities. Critical accounting policies are defined as those policies that are reflective of significant judgments, estimates and uncertainties, which would potentially result in materially different results under different assumptions and conditions. We believe the following accounting policies are critical in the preparation of our combined financial statements because of the judgment necessary to account for these matters and the significant estimates involved, which are susceptible to change:

•	Impairment of property and equipment and intangible assets (including goodwill);

•	Costs associated with construction and installation activities;

•	Useful lives of long-lived assets;

•	Fair value measurements; and

•	Income tax accounting.

For additional information concerning our significant accounting policies, see note 3 to the LatAm Group December 31, 2016 Combined Financial Statements.

Impairment of Property and Equipment and Intangible Assets

Carrying Value. The aggregate carrying value of our property and equipment and intangible assets (including goodwill) that was held for use comprised 85.2% of our total assets at December 31, 2016.

When circumstances warrant, we review the carrying amounts of our property and equipment and our intangible assets (other than goodwill and other indefinite-lived intangible assets) to determine whether such carrying amounts continue to be recoverable. Such changes in circumstance may include (i) an expectation of a sale or disposal of a long-lived asset or asset group, (ii) adverse changes in market or competitive conditions, (iii) an adverse change in legal factors or business climate in the markets in which we operate and (iv) operating or cash flow losses. For purposes of impairment testing, long-lived assets are grouped at the lowest level for which cash flows are largely independent of other assets and liabilities, generally at or below the reporting unit level (see below). If the carrying amount of the asset or asset group is greater than the expected undiscounted cash flows to be generated by such asset or asset group, an impairment adjustment is recognized. Such adjustment is measured by the amount that the carrying value of such asset or asset group exceeds its fair value. We generally measure fair value by considering (a) sale prices for similar assets, (b) discounted estimated future cash flows using an appropriate discount rate and/or (c) estimated replacement cost. Assets to be disposed of are recorded at the lower of their carrying amount or fair value less costs to sell.

We evaluate goodwill and other indefinite-lived intangible assets (primarily cable television franchise rights) for impairment at least annually on October 1 and whenever facts and circumstances indicate that their carrying amounts may not be recoverable. For impairment evaluations with respect to both goodwill and other indefinite-lived intangibles, we first make a qualitative assessment to determine if the goodwill or other indefinite-lived intangible may be impaired. In the case of goodwill, if it is more-likely-than-not that a reporting unit’s fair value is less than its carrying value, we then compare the fair value of the reporting unit to its respective carrying amount. A reporting unit is an operating segment or one level below an operating segment (referred to as a “component”). If the carrying value of a reporting unit were to exceed its fair value, we would then compare the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying amount over the fair value would be charged to operations as an impairment loss. With respect to other indefinite-lived intangible assets, if it is more-likely-than-not that the fair value of an indefinite-lived intangible asset is less than its carrying value, we then estimate its fair value and any excess of the carrying value over the fair value is also charged to operations as an impairment loss.

When required, considerable management judgment is necessary to estimate the fair value of reporting units and underlying long-lived and indefinite-lived assets. We typically determine fair value using an income-based

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approach (discounted cash flows) based on assumptions in our long-range business plans and, in some cases, a combination of an income-based approach and a market-based approach. With respect to our discounted cash flow analysis used in the income-based approach, the timing and amount of future cash flows under these business plans require estimates of, among other items, subscriber growth and retention rates, rates charged per product, expected gross margins and Adjusted OIBDA margins and expected property and equipment additions. The development of these cash flows, and the discount rate applied to the cash flows, is subject to inherent uncertainties, and actual results could vary significantly from such estimates. Our determination of the discount rate is based on a weighted average cost of capital approach, which uses a market participant’s cost of equity and after-tax cost of debt and reflects the risks inherent in the cash flows. Based on the results of our 2016 qualitative assessment of our reporting unit carrying values, we determined that it was more-likely-than-not that fair value exceeded carrying value for our reporting units. During the three years ended December 31, 2016, we recorded no impairments of our property and equipment and intangible assets (including goodwill).

Based on the results of our October 1, 2016 goodwill impairment test, a hypothetical decline of 20% or more in the fair value of any of CWC’s reporting units could result in the need to record a goodwill impairment charge. At December 31, 2016, the aggregate goodwill associated with the CWC reporting units was $5.6 billion. If, among other factors, (i) the equity values of the LiLAC Group were to remain depressed or decline further or (ii) the adverse impacts of economic, competitive, regulatory or other factors were to cause our results of operations or cash flows to be worse than anticipated, we could conclude in future periods that impairment charges are required in order to reduce the carrying values of our goodwill and, to a lesser extent, other long-lived assets. Any such impairment charges could be significant.

Costs Associated with Construction and Installation Activities

We capitalize costs associated with the construction of new cable and mobile transmission and distribution facilities and the installation of new cable services. Installation activities that are capitalized include (i) the initial connection (or drop) from our cable system to a customer location, (ii) the replacement of a drop and (iii) the installation of equipment for additional services, such as digital cable, telephone or broadband internet service. The costs of other customer-facing activities, such as reconnecting customer locations where a drop already exists, disconnecting customer locations and repairing or maintaining drops, are expensed as incurred.

The nature and amount of labor and other costs to be capitalized with respect to construction and installation activities involves significant judgment. In addition to direct external and internal labor and materials, we also capitalize other costs directly attributable to our construction and installation activities, including dispatch costs, quality-control costs, vehicle-related costs and certain warehouse-related costs. The capitalization of these costs is based on time sheets, time studies, standard costs, call tracking systems and other verifiable means that directly link the costs incurred with the applicable capitalizable activity. We continuously monitor the appropriateness of our capitalization policies and update the policies when necessary to respond to changes in facts and circumstances, such as the development of new products and services and changes in the manner that installations or construction activities are performed.

Useful Lives of Long-Lived Assets

We depreciate our property and equipment on a straight-line basis over the estimated useful lives of the assets. The determination of the useful lives of property and equipment requires significant management judgment, based on factors such as the estimated physical lives of the assets, technological changes, changes in anticipated use, legal and economic factors, rebuild and equipment swap-out plans, and other factors. Our intangible assets with finite lives primarily consist of customer relationships. Customer relationship intangible assets are amortized on a straight-line basis over the estimated weighted average life of the customer relationships. The determination of the estimated useful life of customer relationship intangible assets requires

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 significant management judgment and is primarily based on historical and forecasted subscriber disconnect rates, adjusted when necessary for risk associated with demand, competition, technological changes and other economic factors. We regularly review whether changes to estimated useful lives are required in order to accurately reflect the economic use of our property and equipment and intangible assets with finite lives. Any changes to estimated useful lives are reflected prospectively. Our depreciation and amortization expense during 2016, 2015 and 2014 was $587.3 million, $216.4 million and $216.7 million, respectively. A 10% increase in the aggregate amount of our depreciation and amortization expense during 2016 would have resulted in a $58.7 million or 18.4% decrease in our 2016 operating income.

Fair Value Measurements

U.S. GAAP provides guidance with respect to the recurring and nonrecurring fair value measurements and for a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability.

Recurring Valuations. We perform recurring fair value measurements with respect to our derivative instruments carried at fair value. We use cash flow valuation models to determine the fair values of our interest rate and foreign currency derivative instruments. For a detailed discussion of the inputs we use to determine the fair value of our derivative instruments, see note 6 to the LatAm Group December 31, 2016 Combined Financial Statements. See note 5 to the LatAm Group December 31, 2016 Combined Financial Statements for information concerning our derivative instruments.

Changes in the fair values of our derivative instruments have had, and we believe will continue to have, a significant and volatile impact on our results of operations. During 2016, 2015 and 2014, we recognized net gains (losses) attributable to changes in the fair values of derivative instruments of ($225.9 million), $227.3 million and $43.7 million, respectively.

As further described in note 6 to the LatAm Group December 31, 2016 Combined Financial Statements, actual amounts received or paid upon the settlement of our derivative instruments may differ materially from the recorded fair values at the applicable balance sheet date.

Nonrecurring Valuations. Our nonrecurring valuations are primarily associated with (i) the application of acquisition accounting and (ii) impairment assessments, both of which require that we make fair value determinations as of the applicable valuation date. In making these determinations, we are required to make estimates and assumptions that affect the recorded amounts, including, but not limited to, expected future cash flows, market comparables and discount rates, remaining useful lives of long-lived assets, replacement or reproduction costs of property and equipment and the amounts to be recovered in future periods from acquired net operating losses and other deferred tax assets. To assist us in making these fair value determinations, we may engage third-party valuation specialists. Our estimates in this area impact, among other items, the amount of depreciation and amortization, impairment charges and income tax expense or benefit that we report. Our estimates of fair value are based upon assumptions we believe to be reasonable, but which are inherently uncertain. A significant portion of our long-lived assets were initially recorded through the application of acquisition accounting and all of our long-lived assets are subject to impairment assessments. For additional information, including the specific weighted average discount rates we used to complete certain nonrecurring valuations, see note 6 to the LatAm Group December 31, 2016 Combined Financial Statements. For information regarding our acquisitions and long-lived assets, see notes 4 and 8 to the LatAm Group December 31, 2016 Combined Financial Statements.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Income Tax Accounting

We are required to estimate the amount of tax payable or refundable for the current year and the deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts and income tax basis of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carryforwards, using enacted tax rates in effect for each taxing jurisdiction in which we operate for the year in which those temporary differences are expected to be recovered or settled. This process requires our management to make assessments regarding the timing and probability of the ultimate tax impact of such items.

Net deferred tax assets are reduced by a valuation allowance if we believe it more-likely-than-not such net deferred tax assets will not be realized. Establishing or reducing a tax valuation allowance requires us to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning strategies. At December 31, 2016, the aggregate valuation allowance provided against deferred tax assets was $1,328.4 million. The actual amount of deferred income tax benefits realized in future periods will likely differ from the net deferred tax assets reflected in our December 31, 2016 combined balance sheet due to, among other factors, possible future changes in income tax law or interpretations thereof in the jurisdictions in which we operate and differences between estimated and actual future taxable income. Any such factors could have a material effect on our current and deferred tax positions. A high degree of judgment is required to assess the impact of possible future outcomes on our current and deferred tax positions.

Tax laws in jurisdictions in which we have a presence are subject to varied interpretation, and many tax positions we take are subject to significant uncertainty regarding whether the position will be ultimately sustained after review by the relevant tax authority. We recognize the financial statement effects of a tax position when it is more-likely-than-not, based on technical merits, that the position will be sustained upon examination. The determination of whether the tax position meets the more-likely-than-not threshold requires a facts-based judgment using all information available. In a number of cases, we have concluded that the more-likely-than-not threshold is not met and, accordingly, the amount of tax benefit recognized in the LatAm Group December 31, 2016 Combined Financial Statements is different than the amount taken or expected to be taken in our tax returns. As of December 31, 2016, the amount of unrecognized tax benefits for financial reporting purposes, but taken or expected to be taken in our tax returns, was $182.3 million, of which $175.1 million would have a favorable impact on our effective income tax rate if ultimately recognized, after considering amounts that we would expect to be offset by valuation allowances.

We are required to continually assess our tax positions, and the results of tax examinations or changes in judgment can result in substantial changes to our unrecognized tax benefits.

For additional information concerning our income taxes, see note 10 to the LatAm Group December 31, 2016 Combined Financial Statements.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk in the normal course of our business operations due to our investments in various countries and ongoing investing and financing activities. Market risk refers to the risk of loss arising from adverse changes in foreign currency exchange rates, interest rates and stock prices. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. As further described below, we have established policies, procedures and processes governing our management of market risks and the use of derivative instruments to manage our exposure to such risks.

Cash and Investments

We invest our cash in highly liquid instruments that meet high credit quality standards. We are exposed to exchange rate risk to the extent that the denominations of our cash and cash equivalent balances, revolving lines of credit and other short-term sources of liquidity do not correspond to the denominations of the LatAm Group’s short-term liquidity requirements. In order to mitigate this risk, we actively manage the denominations of our cash balances in light of the LatAm Group’s forecasted liquidity requirements. At June 30, 2017, $429.6 million or 71.7% of our combined cash balances were denominated in U.S. dollars, and $163.9 million or 27.4% of our combined cash balances were denominated in Chilean pesos.

Foreign Currency Risk

We are exposed to foreign currency exchange rate risk with respect to our combined debt in situations where our debt is denominated in a currency other than the functional currency of the operations whose cash flows support the LatAm Group’s ability to repay or refinance such debt. Although we generally seek to match the denomination of our borrowings with the functional currency of the operations that are supporting the respective borrowings, market conditions or other factors may cause us to enter into borrowing arrangements that are not denominated in the functional currency of the underlying operations (unmatched debt). In these cases, our policy is to provide for an economic hedge against foreign currency exchange rate movements by using derivative instruments to synthetically convert unmatched debt into the applicable underlying currency. At June 30, 2017, substantially all of our debt was either directly or synthetically matched to the applicable functional currencies of the underlying operations. For additional information concerning the terms of our derivative instruments, see note 5 to the LatAm Group June 30, 2017 Combined Financial Statements.

In addition to the exposure that results from the mismatch of our borrowings and underlying functional currencies, we are exposed to foreign currency risk to the extent that we enter into transactions denominated in currencies other than our operating entities’ respective functional currencies (non-functional currency risk), such as equipment purchases, programming contracts, notes payable and notes receivable (including intercompany amounts). Changes in exchange rates with respect to amounts recorded in our combined balance sheets related to these items will result in unrealized (based upon period-end exchange rates) or realized foreign currency transaction gains and losses upon settlement of the transactions. Moreover, to the extent that our revenue, costs and expenses are denominated in currencies other than our respective functional currencies, we will experience fluctuations in our revenue, costs and expenses solely as a result of changes in foreign currency exchange rates. Generally, we will consider hedging non-functional currency risks when the risks arise from agreements with third parties that involve the future payment or receipt of cash or other monetary items to the extent that we can reasonably predict the timing and amount of such payments or receipts and the payments or receipts are not otherwise hedged. In this regard, we have entered into foreign currency forward contracts to hedge certain of these risks. Certain non-functional currency risks related to our revenue, direct costs of services and other operating and SG&A expenses and property and equipment additions were not hedged as of June 30, 2017. For additional information concerning our foreign currency forward contracts, see note 5 to the LatAm Group June 30, 2017 Combined Financial Statements.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

We also are exposed to unfavorable and potentially volatile fluctuations of the U.S. dollar (our reporting currency) against the currencies of our operating entities when their respective financial statements are translated into U.S. dollars for inclusion in our combined financial statements. Cumulative translation adjustments are recorded in accumulated other comprehensive earnings or loss as a separate component of equity. Any increase

(decrease) in the value of the U.S. dollar against any foreign currency that is the functional currency of one of our operating entities will cause us to experience unrealized foreign currency translation losses (gains) with respect to amounts already invested in such foreign currencies. Accordingly, we may experience a negative impact on our comprehensive earnings or loss and equity with respect to our holdings solely as a result of FX. Our primary exposure to FX risk during the three months ended June 30, 2017 was to the Chilean peso as 25.1% of our reported revenue during the period was derived from VTR, whose functional currency is the Chilean peso. In addition, our reported operating results are impacted by changes in the exchange rates for other local currencies in Latin America and the Caribbean. We generally do not hedge against the risk that we may incur non-cash losses upon the translation of the financial statements of our operating entities and affiliates into U.S. dollars.

The relationship between (i) the British pound sterling, the Chilean peso and the Jamaican dollar and (ii) the U.S. dollar, which is our reporting currency, is shown below, per one U.S. dollar:

	June 30, 2017	As of December 31,
		2016	2015
Spot rates:
British pound sterling	0.7688	0.8100	0.6787
Chilean peso	663.86	670.23	708.60
Jamaican dollar	128.34	128.77	119.95

	Three months ended June 30,		Six months ended June 30,		Year ended December 31,
	2017	2016	2017	2016	2016	2015	2014
Average rates:
British pound sterling	0.7821	0.6971	0.7944	0.6978	0.7407	0.6545	0.6074
Chilean peso	663.84	677.28	659.91	689.17	676.21	654.71	570.76
Jamaican dollar	129.05	123.71	128.83	122.41	125.13	116.52	110.91

Inflation and Foreign Investment Risk

We are subject to inflationary pressures with respect to labor, programming and other costs. While we attempt to increase our revenue to offset increases in costs, there is no assurance that we will be able to do so. Therefore, costs could rise faster than associated revenue, thereby resulting in a negative impact on our operating results, cash flows and liquidity. The economic environment in the respective countries in which we operate is a function of government, economic, fiscal and monetary policies and various other factors beyond our control that could lead to inflation. We are unable to predict the extent that price levels might be impacted in future periods by the current state of the economies in the countries in which we operate.

Interest Rate Risks

We are exposed to changes in interest rates primarily as a result of our borrowing activities, which include fixed-rate and variable-rate borrowings by our borrowing groups. Our primary exposure to variable-rate debt is through the LIBOR-indexed debt of CWC and Liberty Puerto Rico. Regulators in the U.K. have announced that LIBOR will be phased out by the end of 2021. Our loan documents contain customary provisions that contemplate alternative calculations of the applicable base rate once LIBOR is no longer available. We do not expect that these alternative calculations will be materially different from what would have been calculated under LIBOR.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

In general, we seek to enter into derivative instruments to protect against increases in the interest rates on our variable-rate debt. Accordingly, we have entered into various derivative transactions to reduce exposure to increases in interest rates. We use interest rate derivative contracts to exchange, at specified intervals, the difference between fixed and variable interest rates calculated by reference to an agreed-upon notional principal amount. We also use interest rate cap agreements that lock in a maximum interest rate if variable rates rise, but also allow our company to benefit from declines in market rates. At June 30, 2017, we effectively paid a fixed interest rate on 94% of our total debt. The final maturity dates of our various portfolios of interest rate derivative instruments generally fall short of the respective maturities of the underlying variable-rate debt. In this regard, we use judgment to determine the appropriate maturity dates of our portfolios of interest rate derivative instruments, taking into account the relative costs and benefits of different maturity profiles in light of current and expected future market conditions, liquidity issues and other factors. For additional information concerning the impacts of these interest rate derivative instruments, see note 5 to the LatAm Group June 30, 2017 Combined Financial Statements.

Weighted Average Variable Interest Rate. At June 30, 2017, the outstanding principal amount of our variable-rate indebtedness aggregated $2.6 billion, and the weighted average interest rate (including margin) on such variable-rate indebtedness was approximately 4.68%, excluding the effects of interest rate derivative contracts, deferred financing costs, original issue premiums or discounts and commitment fees, all of which affect our overall cost of borrowing. Assuming no change in the amount outstanding, and without giving effect to any interest rate derivative contracts, deferred financing costs, original issue premiums or discounts and commitment fees, a hypothetical 50 basis point (0.50%) increase (decrease) in our weighted average variable interest rate would increase (decrease) our annual combined interest expense and cash outflows by $13.0 million. As discussed above and in note 5 to the LatAm Group June 30, 2017 Combined Financial Statements, we use interest rate derivative contracts to manage our exposure to increases in variable interest rates. In this regard, increases in the fair value of these contracts generally would be expected to offset most of the economic impact of increases in the variable interest rates applicable to our indebtedness to the extent and during the period that principal amounts are matched with interest rate derivative contracts.

Counterparty Credit Risk

We are exposed to the risk that the counterparties to the derivative instruments, undrawn debt facilities and cash investments of our borrowing groups will default on their obligations to us. We manage these credit risks through the evaluation and monitoring of the creditworthiness of, and concentration of risk with, the respective counterparties. In this regard, credit risk associated with our derivative instruments and undrawn debt facilities is spread across a relatively broad counterparty base of banks and financial institutions. With the exception of a limited number of instances where we have required a counterparty to post collateral, neither party has posted collateral under the derivative instruments of our borrowing groups. With the exception of a limited number of instances where we have required a counterparty to post collateral, neither party has posted collateral under the derivative instruments of our combined entities borrowing groups. Most of our cash currently is invested in either (i) AAA rated money market funds, including funds that invest in government obligations, or (ii) overnight deposits with banks having a minimum credit rating of A- by Standard & Poor’s or an equivalent rating by Moody’s Investor Service. Where for local financial sector constraints we are unable to meet the above criteria for our cash holdings, cash may be deposited with one of the three highest rated financial institutions locally for operational purposes until such time as the above investments are made. To date, neither the access to nor the value of our cash and cash equivalent balances have been adversely impacted by liquidity problems of financial institutions.

At June 30, 2017, our exposure to counterparty credit risk included (i) derivative assets with an aggregate fair value of $101.4 million, (ii) cash and cash equivalent and restricted cash balances of $638.7 million and (iii) aggregate undrawn debt facilities of $1,007.8 million.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Each of our borrowing groups has entered into derivative instruments under agreements with each counterparty that contain master netting arrangements that are applicable in the event of early termination by either party to such derivative instrument. The master netting arrangements under each of these master agreements are limited to the derivative instruments governed by the relevant master agreement within each individual borrowing group and are independent of similar arrangements of our other subsidiary borrowing groups.

While we currently have no specific concerns about the creditworthiness of any counterparty for which we have material credit risk exposures, the current economic conditions and uncertainties in global financial markets have increased the credit risk of our counterparties and we cannot rule out the possibility that one or more of our counterparties could fail or otherwise be unable to meet its obligations to us. Any such instance could have an adverse effect on our cash flows, results of operations, financial condition and/or liquidity.

Although we actively monitor the creditworthiness of our key vendors, the financial failure of a key vendor could disrupt our operations and have an adverse impact on our revenue and cash flows.

Sensitivity Information

Information concerning the sensitivity of the fair value of certain of our more significant derivative instruments to changes in market conditions is set forth below. The potential changes in fair value set forth below do not include any amounts associated with the remeasurement of the derivative asset or liability into the applicable functional currency. For additional information, see notes 5 and 6 to the LatAm Group June 30, 2017 Combined Financial Statements.

CWC Cross-currency and Interest Rate Derivative Contracts

Holding all other factors constant, at June 30, 2017, an instantaneous increase (decrease) in the relevant base rate of 50 basis points (0.50%) would have increased (decreased) the aggregate fair value of the CWC cross-currency and interest rate derivative contracts by approximately JMD 5 billion ($39 million).

VTR Cross-currency Derivative Contracts

Holding all other factors constant, at June 30, 2017, an instantaneous increase (decrease) of 10% in the value of the Chilean peso relative to the U.S. dollar would have decreased (increased) the aggregate fair value of the VTR cross-currency derivative contracts by approximately CLP 111 billion ($167 million).

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Projected Cash Flows Associated with Derivative Instruments

The following table provides information regarding the projected cash flows associated with our derivative instruments. The U.S. dollar equivalents presented below are based on interest rates and exchange rates that were in effect as of June 30, 2017. These amounts are presented for illustrative purposes only and will likely differ from the actual cash payments required in future periods. For additional information regarding our derivative instruments, including our counterparty credit risk, see note 5 to the LatAm Group June 30, 2017 Combined Financial Statements.

	Payments (receipts) due during:							Total
	Remainder of 2017	2018	2019	2020	2021	2022	Thereafter
	in millions
Projected derivative cash payments (receipts), net:
Interest-related (a)	$10.3	$26.6	$22.1	$19.4	$19.2	$12.3	$44.1	$154.0
Principal-related (b)	—	—	3.4	—	—	33.2	(0.8)	35.8
Other (c)	2.6	(0.4)	—	—	—	—	—	2.2

Total	$12.9	$26.2	$25.5	$19.4	$19.2	$45.5	$43.3	$192.0

(a)	Includes (i) the cash flows of our interest rate cap and swap contracts and (ii) the interest-related cash flows of our cross-currency and interest rate swap contracts.
(b)	Includes the principal-related cash flows of our cross-currency swap contracts.
(c)	Includes amounts related to our foreign currency forward contracts.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

DESCRIPTION OF CERTAIN INDEBTEDNESS

CWC Credit Agreement

Sable International Finance Limited (Sable) and Coral-US Co-Borrower LLC (US Borrower, and together with Sable, the CWC Borrowers), each wholly-owned subsidiaries of CWC, are parties to a senior secured credit facility with a syndicate of banks (the CWC Credit Agreement). The CWC Credit Facility consists of:

•	a $1,125,000 term loan facility (the Term Loan B-3 Facility); and

•	a $625,000,000 revolving credit facility (the Class B RCFs).

The Term Loan B-3 Facility matures on January 31, 2025 and the Class B RCFs mature on June 30, 2023.

In addition, the CWC Credit Agreement allows any borrower to enter into additional, incremental or extended term loan facilities or revolving credit facilities, subject to compliance with the financial covenants contained in the CWC Credit Agreement. Subject to the provisions of the CWC Credit Agreement, the terms of any such additional facility, including principal amount, interest rate, maturity and fees, will be agreed among the relevant borrower and lenders under such additional facility. The lenders under any additional facility are required to become a party to the CWC Credit Agreement and are entitled to share in the collateral securing the other loans under the CWC Credit Agreement on a pari passu or junior basis (as may be agreed upon by such lenders).

Interest Rates

The Term Loan B-3 Facility bears interest at a rate of LIBOR plus 3.50% per annum, subject to a LIBOR floor of 0.00%. The Class B RCFs bear interest at a rate of LIBOR plus 3.25% per annum. Interest on each of the facilities accrues daily from and including the day on which the loan is made, but does not accrue on the day on which the loan is paid.

Guarantees and Security

The CWC Credit facilities (i) are, or will be, guaranteed on a senior basis by certain subsidiaries of CWC and (ii) are secured by pledges of the capital stock of the Borrowers and certain subsidiaries of CWC.

Mandatory Prepayments

In addition to mandatory prepayment from disposal proceeds under certain circumstances, not less than 30 business days following the occurrence of a change of control, if the required lenders (as defined in the CWC Credit Agreement) so require, the administrative agent may cancel the lenders’ commitments and declare the lenders’ outstanding loans immediately due and payable. In addition, if any member of the CWC Borrowers senior secured restricted group incurs indebtedness that is not permitted to be incurred under the CWC Credit Agreement, an aggregate principal amount of term loans in an amount equal to the net cash proceeds of such indebtedness must be prepaid.

Automatic Cancellation

The term loan commitment of each term loan lender with respect to any refinancing term loan or any extended term loan shall be automatically reduced to zero upon the funding of term loans on the date set forth in the applicable refinancing amendment or extension amendment. The revolving credit commitment of each revolving credit lender shall automatically terminate on the maturity date for the applicable class of revolving credit commitments. Any additional facility commitment shall automatically terminate on the date specified in the applicable additional facility joinder agreement.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Financial Covenant

Subject to the borrower’s right to cure, in the event that on the last day of a test period the aggregate of the outstanding revolving credit facilities, letters of credit commitments and swing line commitments exceed an amount greater than 33.33% of the aggregate revolving facility commitments (including commitments in respect of any additional revolving facilities and ancillary facilities), the Consolidated Senior Secured Net Leverage Ratio for that test period shall not exceed 5.00 to 1.00 (the Financial Covenant). The Financial Covenant is for the benefit of the “financial covenant revolving credit commitments” (which includes the Class B RCFs and any other revolving credit commitments designated to have the benefit of the Financial Covenant) only.

Events of Default

The CWC Credit Agreement contains certain customary events of default the occurrence of which, subject to certain exceptions and materiality qualifications, would allow the administrative agent (on the instructions of the required lenders) to (among other actions) (i) cancel the total commitments, (ii) accelerate all outstanding loans and terminate their commitments thereunder and/or (iii) declare that all or part of the loans be payable on demand. However, non-compliance with the Financial Covenant shall not constitute an Event of Default unless and until the required revolving credit lenders direct the administrative agent to take the above mentioned actions.

Covenants

The CWC Credit Agreement includes negative covenants that, subject to significant exceptions, restrict the ability of the members of the borrowing group to, among other things: (i) incur or guarantee additional indebtedness; (ii) make certain disposals and acquisitions; (iii) create certain security interests; (iv) make certain restricted payments; (v) make loans and other investments; (vi) merge or consolidate with other entities; and (vii) change the nature of our business.

The CWC Credit Agreement also requires Sable to observe certain affirmative covenants, which are subject to materiality and other exceptions. These affirmative covenants include, but are not limited to, covenants related to: (i) obtaining, maintaining and complying with all necessary consents, authorizations and licenses; (ii) complying with applicable laws; (iii) maintaining insurance; and (iv) maintaining and protecting intellectual property rights.

CWC Notes

Sable Senior Notes

On August 5, 2015, Sable issued U.S. dollar denominated 6.875% senior notes due 2022 with an aggregate original principal amount outstanding of $750.0 million (the Sable Senior Notes). Interest is payable on the Sable Senior Notes on February 1 and August 1 each year, beginning February 1, 2016.

The Sable Senior Notes are senior obligations that rank equally with all of Sable’s existing and future senior debt (including the CWC Credit Agreement), and are senior to all of its existing and future subordinated debt. The Sable Senior Notes also benefit from guarantees provided by certain subsidiaries of CWC.

At any time prior to August 1, 2018, Sable may redeem some or all of the Sable Senior Notes by paying a specified “make-whole” premium.

On or after August 1, 2018, Sable may redeem some or all of the Sable Senior Notes at certain redemption prices (expressed as a percentage of the principal amount) plus accrued interest and unpaid interest and additional

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 amounts, if any, to the applicable redemption date, if redeemed during a specified 12-month period. In addition, at any time prior to August 1, 2018, Sable may redeem up to 40% of the Sable Senior Notes (at a redemption price of 106.875% of the principal amount) with the net proceeds from one or more specified equity offerings. Sable may redeem all of the Sable Senior Notes at a price equal to their principal amount plus accrued and unpaid interest upon the occurrence of certain changes in tax law. If Sable or certain of its subsidiaries sell certain assets or experience specific changes in control, Sable must offer to repurchase the Sable Senior Notes at a redemption price of 101%.

In addition, the Sable Senior Notes provide that any failure to pay principal prior to expiration of any applicable grace period, or any acceleration with respect to other indebtedness of $50.0 million or more in the aggregate of CWC or certain of its subsidiaries is an event of default under the Sable Senior Notes.

CWC Senior Notes

On August 16, 2017 C&W Senior Financing Designated Activity Company (C&W Financing) issued $700.0 million aggregate principal amount of its 6.875% senior notes due 2027 (the CWC Senior Notes), at par, pursuant to an indenture, dated August 16, 2017. The CWC Senior Notes will mature on September 15, 2027. Interest on the CWC Senior Notes is payable on January 15 and July 15 each year, beginning January 15, 2018.

The CWC Senior Notes are senior obligations that rank equally with all of C&W Financing’s existing and future senior debt, and are senior to all of its existing and future subordinated debt. The CWC Senior Notes are non-callable until September 15, 2022. At any time prior to September 15, 2022, C&W Financing may redeem some or all of the CWC Senior Notes at a price equal to 100% of the principal amount of the CWC Senior Notes redeemed plus accrued and unpaid interest to (but excluding) the redemption date at a specified “make-whole” premium.

On or after September 15, 2022, C&W Financing may redeem some or all of the CWC Senior Notes at the following redemption prices (expressed as a percentage of the principal amount) plus accrued interest and unpaid interest and additional amounts, if any, to the applicable redemption date, if redeemed during the 12-month period commencing on September 15 of the years set for the below:

Redemption price
12-month period commencing September 15:
2022	103.438%
2023	101.719%
2024	100.859%
2025 and thereafter	100.000%

In addition, at any time prior to September 15, 2022, C&W Financing may redeem up to 40% of the CWC Senior Notes (at a redemption price of 106.875% of the principal amount) with the net proceeds from one or more specified equity offerings. C&W Financing may redeem all of the CWC Senior Notes at a price equal to their principal amount plus accrued and unpaid interest upon the occurrence of certain changes in tax law. If C&W Financing or certain of its subsidiaries sell certain assets or experience specific changes in control, C&W Financing must offer to repurchase the CWC Senior Notes at a redemption price of 101%.

In addition, the CWC Senior Notes provide that any failure to pay principal prior to expiration of any applicable grace period, or any acceleration with respect to other indebtedness of $75.0 million or more in the aggregate of CWC or certain of its subsidiaries is an event of default under the CWC Senior Notes.

The net proceeds from the issuance of the CWC Senior Notes, together with certain amounts payable to C&W Financing by Sable, were used to finance one or more proceeds loans to Sable, which in turn were used to,

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 among other things, fund the redemption in full of all of the outstanding 7.375% Senior Notes due 2021 issued by Columbus International Inc.

VTR Finance Senior Secured Notes

On January 24, 2014, VTR Finance B.V. (VTR Finance) issued $1.4 billion principal amount of 6.875% VTR Finance Senior Secured Notes due January 15, 2024 (the VTR Finance Senior Secured Notes) pursuant to an indenture dated January 24, 2014 (the VTR Indenture). At any time prior to January 15, 2019, VTR Finance may redeem some or all of the VTR Finance Senior Secured Notes by paying a “make-whole” premium, which is the present value of all remaining scheduled interest payments to January 15, 2019 using the discount rate (as specified in the VTR Indenture) as of the applicable redemption date plus 50 basis points.

VTR Finance may redeem all or part of the VTR Finance Senior Secured Notes at the following redemption prices (expressed as a percentage of the principal amount) plus accrued and unpaid interest and additional amounts (as specified in the VTR Indenture), if any, to the applicable redemption date, as set forth below:

Redemption price
12-month period commencing January 15:
2019	103.438%
2020	102.292%
2021	101.146%
2022 and thereafter	100.000%

The VTR Finance Senior Secured Notes (i) are senior obligations of VTR Finance that rank equally with all of the existing and future senior debt of VTR Finance and are senior to all existing and future subordinated debt of VTR Finance and (ii) are secured by a pledge over the shares of VTR Finance and VTR Finance’s subsidiary, United Chile LLC. In addition, the VTR Indenture contains certain covenants, the more notable of which are as follows:

•	The VTR Finance Senior Secured Notes contain (i) certain customary incurrence-based covenants and (ii) certain restrictions that, among other things, restrict VTR Finance’s ability to (a) incur or guarantee certain financial indebtedness, (b) make certain disposals and acquisitions, (c) create certain security interests over VTR Finance’s assets, in each case, subject to certain customary and agreed exceptions and (d) make certain restricted payments to our direct and/or indirect parent companies through dividends, loans or other distributions, subject to compliance with applicable covenants;

•	The VTR Finance Senior Secured Notes provide that any failure to pay principal prior to expiration of any applicable grace period, or any acceleration with respect to other indebtedness of VTR Finance and/or certain of its subsidiaries, over agreed minimum thresholds (as specified under the VTR Indenture), is an event of default under the VTR Finance Senior Secured Notes;

•	If VTR Finance or certain of its subsidiaries (as specified in the VTR Indenture) sell certain assets, VTR Finance must offer to repurchase the VTR Finance Senior Secured Notes at par, or if a change of control (as specified in the applicable indenture) occurs, VTR Finance must offer to repurchase all of the notes at a redemption price of 101%; and

•	The VTR Finance Senior Secured Notes contain certain early redemption provisions including the ability to, during each 12-month period commencing on the issue date for such notes until the applicable call date, redeem up to 10% of the principal amount of the notes to be redeemed at a redemption price equal to 103% of the principal amount of the notes to be redeemed plus accrued and unpaid interest.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Liberty Puerto Rico Bank Facility

Overview

Liberty Puerto Rico is party to a senior secured credit facility with a syndicate of banks (the Liberty Puerto Rico Bank Facility). The Liberty Puerto Rico Bank Facility consists of:

•	a $530.0 million term loan facility (LPR Term Loan B);

•	a $40.0 million revolving facility (LPR Revolving Loan); and

•	a $145.0 million term loan facility (LPR Term Loan C).

The Liberty Puerto Rico Bank Facility allows any loan party to enter into additional term or revolving loan facilities (each, an Additional Facility), subject to the compliance with the financial covenants described below. The terms of any Additional Facility, including principal amount, interest rate and maturity, will be as agreed among the relevant loan party and the lenders under the Additional Facility. The lenders under any Additional Facility are required to become a party to the Liberty Puerto Rico Bank Facility and are entitled to share in the collateral securing the other loans under the Liberty Puerto Rico Bank Facility.

There have been numerous accessions of Additional Facilities under the Liberty Puerto Rico Bank Facility. As of June 30, 2017, the following facilities were outstanding pursuant to accession agreements:

•	a $235.0 million term facility (the Term B-1 Facility) under the existing LPR Term Loan B. The Term B-1 Facility has the same maturity date, interest rate and LIBOR floor as the existing LPR Term Loan B.

•	a $32.5 million term facility (the Term B-2 Facility) under the existing LPR Term Loan C. The Term B-2 Facility has the same maturity date, interest rate and LIBOR floor as the existing LPR Term Loan C.

•	an $85.0 million term facility (the Term B-3 Facility) under the existing LPR Term Loan B. The Term B-3 Facility has the same maturity date, interest rate and LIBOR floor as the existing LPR Term Loan B. On April 18, 2017, the proceeds of the Term B-3 Facility were used to prepay the LPR Term Loan C in an amount equal to $85.0 million.

The details of the borrowings under the Liberty Puerto Rico Bank Facility as of June 30, 2017 are summarized in the following table:

Liberty Puerto Rico Facility	Maturity	Interest rate	Facility amount	Outstanding principal amount	Unused borrowing capacity	Carrying value (a)
			in millions
LPR Term Loan B	January 7, 2022	LIBOR + 3.50% (b)	$850.0	$850.0	$—	$839.0
LPR Term Loan C	July 7, 2023	LIBOR + 6.75% (b)	$92.5	92.5	—	91.0
LPR Revolving Loan (c)	July 7, 2020	LIBOR + 3.50%	$40.0	—	40.0	—

Total				$942.5	$40.0	$930.0

(a)	Amounts are net of discounts and deferred financing costs.
(b)	LPR Term Loan B and LPR Term Loan C each has a LIBOR floor of 1.0%.
(c)	The LPR Revolving Loan has a fee on unused commitments of 0.50% or 0.375% depending on the consolidated total net leverage ratio (as specified in the Liberty Puerto Rico Bank Facility).

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Interest Rate and Fees

Under the Liberty Puerto Rico Bank Facility, each loan bears interest on the outstanding principal amount for the specified interest period at a rate per annum equal to the LIBOR plus the applicable margin. The LPR Term Loan B and LPR Term Loan C each have a LIBOR floor of 1.0%.

Interest is payable on the last day of the applicable interest period (unless the interest period is longer than three months, in which case interest is also payable on the respective dates that fall every three months after the beginning of such interest period).

Mandatory Prepayments

In addition to mandatory prepayments from disposal proceeds, not less than 30 business days following the occurrence of a change of control, if the Required Lenders so require, the facility agent may cancel each facility and declare all outstanding borrowings, together with accrued interest immediately due and payable.

“Required Lenders” means lenders having more than 50% of the sum of the (a) Total Outstanding (as defined), (b) aggregate unused term commitments and (c) aggregate unused revolving credit commitments.

Final Maturity

The final maturity date of the LPR Term Loan B is January 7, 2022, unless the LPR Term Loan B is repaid by the proceeds of a new LPR Term Loan C, or if the LPR Term Loan C is amended such that the final maturity date of the LPR Term Loan C is earlier than January 7, 2022, in which case the final maturity date of the LPR Term Loan B shall be brought forward to the date that is 6 months before the final maturity date for that new LPR Term Loan C or that amended LPR Term Loan C.

The final maturity date of the LPR Term Loan C is July 7, 2023.

The final maturity date of the LPR Revolving Loan is July 7, 2020, unless that loan is repaid by the proceeds of a new LPR Term Loan C, or if the LPR Term Loan C is amended such that the final maturity date of the LPR Term Loan C is earlier than July 7, 2020, in which case the final maturity date of the LPR Revolving Loan shall be brought forward to the date that is 6 months before the final maturity date for that new LPR Term Loan C or that amended LPR Term Loan C.

Guarantees; Security

The Liberty Puerto Rico Bank Facility is (i) guaranteed by Liberty Puerto Rico’s subsidiary and (ii) secured by pledges over (a) the Liberty Puerto Rico shares to be indirectly owned by Splitco and (b) certain other assets owned by Liberty Puerto Rico.

Certain Covenants and Events of Default

The Liberty Puerto Rico Bank Facility permits Liberty Puerto Rico to upstream funds to its parent company through loans, dividends or other distributions provided that Liberty Puerto Rico maintains compliance with applicable covenants.

In addition to customary restrictive covenants, prepayment requirements and events of default, including defaults on other indebtedness of Liberty Puerto Rico, the Liberty Puerto Rico Bank Facility requires compliance with a consolidated total net leverage ratio and a consolidated first lien net leverage ratio, each specified in the Liberty Puerto Rico Bank Facility.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

MANAGEMENT

Directors

The following sets forth certain information concerning the persons who are expected to serve as the initial directors of Splitco immediately following the Split-Off, including their ages, directorships held and a description of their business experience, including, if applicable, current positions held with Liberty Global. No assurance can be given, however, as to whether these directors will continue to serve on the Splitco board following the expiration of their respective terms, as their re-election will be subject to the approval of Splitco’s shareholders.

Name	Position and Experience
[●] Age: [●]	A director of Splitco. Professional Background: Other Public Company Directorships: Board Membership Qualifications:

[●] Age: [●]	A director of Splitco. Professional Background: Other Public Company Directorships: Board Membership Qualifications:

[●] Age: [●]	A director of Splitco. Professional Background: Other Public Company Directorships: Board Membership Qualifications:

[●] Age: [●]	A director of Splitco. Professional Background: Other Public Company Directorships: Board Membership Qualifications:

[●] Age: [●]	A director of Splitco. Professional Background: Other Public Company Directorships: Board Membership Qualifications:

[●] Age: [●]	A director of Splitco. Professional Background: Other Public Company Directorships: Board Membership Qualifications:

[●] Age: [●]	A director of Splitco. Professional Background: Other Public Company Directorships: Board Membership Qualifications:

[●] Age: [●]	A director of Splitco. Professional Background: Other Public Company Directorships: Board Membership Qualifications:

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Executive Officers

The following sets forth certain information concerning the persons who are expected to serve as Splitco’s initial executive officers immediately following the Split-Off, including their ages, directorships held and a description of their business experience, including positions held with Liberty Global (including its predecessors). No assurance can be given, however, as to whether or how long these executive officers will continue to serve at any of the companies.

Name	Positions
[●] Age: [●]

[●] Age: [●]

Splitco’s executive officers will serve in such capacities until the first annual meeting of its board, or until their respective successors have been duly elected and have been qualified, or until their earlier death, resignation, disqualification or removal from office.

Directors and Executive Officers

There are no family relationships between any of our directors and executive officers, by blood, marriage or adoption.

During the past ten years, none of the above persons has had any involvement in any legal proceedings as would be material to an evaluation of his or her ability or integrity.

Director Independence

It will be Splitco’s policy that a majority of the directors on its board will be independent of its management. For a director to be deemed independent, Splitco’s board must affirmatively determine that the director has no direct or indirect material relationship with the company. To assist Splitco’s board in determining which of its directors will qualify as independent, the nominating and corporate governance committee of Splitco’s board is expected to follow the Corporate Governance Rules of the Nasdaq Stock Market on the criteria for director independence.

In accordance with these criteria, it is expected that the Splitco board will determine that each of [●] qualifies as an independent director of Splitco.

Board Composition

The Splitco board will be comprised of directors with a broad range of backgrounds and skill sets, including in media and telecommunications, technology, venture capital, private equity, real estate finance, auditing and financial engineering. Detailed information on Splitco’s policies with respect to board candidates will be available following the establishment of the board’s nominating and corporate governance committee.

The following directors will serve in the following classes upon completion of the Split-Off:

Class I	Class II	Class III
[●]	[●]	[●]
[●]	[●]	[●]
[●]	[●]	[●]

See “Description of our Share Capital—Board of Directors—Election and Removal.”

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Committees of the Board

It is expected that Splitco’s board will form the following committees: audit committee, compensation committee, nominating and corporate governance committee and executive committee, which will have comparable responsibilities to the corresponding committees of Liberty Global’s board. It is currently contemplated that the members and chairmen of these committees (with the exception of the executive committee, which will not have a chairman) will be appointed prior to the completion of the Split-Off. In addition, it is currently contemplated that the “audit committee financial expert” for purposes of the Exchange Act and the rules and regulations of Nasdaq will be designated at such time.

Compensation Committee Interlocks and Insider Participation

Splitco’s board does not currently have a compensation committee. It is expected that no member of Splitco’s compensation committee (once formed) will be or will have been, during 2016, an officer or employee of Splitco or Liberty Global, or will have engaged in any related party transaction in which Splitco or Liberty Global was a participant. It is expected that no interlocking relationship will exist between the Splitco board and its compensation committee and the board or compensation committee of any other company.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

EXECUTIVE COMPENSATION

Executive Officers of Splitco

This section presents information concerning compensation arrangements for the persons whom we expect will be named our executive officers as of the Split-Off. We are a newly-formed, wholly-owned subsidiary of Liberty Global. Prior to the Split-Off, and as part of Liberty Global, we have not had our own principal executive officer or principal financial officer. The persons whom we expect to name as our executive officers are currently officers or employees of Liberty Global or its subsidiaries other than us, and we expect that their responsibilities as Splitco executive officers will differ from those they hold in their current respective positions. Because our executive officers will not become officers of Splitco until the Split-Off, compensation information is not available for prior periods. In addition, no compensation will be paid by us to our executive officers prior to the completion of the Split-Off. Our compensation committee has not yet been formed. Following the Split-Off, and once our compensation committee is formed, compensation decisions for our executive officers will be made by the compensation committee. Our compensation programs may differ significantly from those in effect at Liberty Global during 2017.

Key Elements of Expected Compensation of Executive Officers

Although our compensation committee may make changes to the compensation arrangements for our executives, the following summarizes the principal elements of the compensation that we expect to provide them.

[To come.]

Directors

[To come.]

Equity Incentive Plans

Liberty Latin America Ltd. 2017 Incentive Plan

In connection with the Split-Off, Splitco will adopt the Liberty Latin America Ltd. 2017 Incentive Plan (the incentive plan). The incentive plan is designed to provide additional remuneration to officers, employees, and independent contractors for exceptional service and to encourage their investment in Splitco. Options, SARs, restricted shares, RSUs, cash awards, performance awards or any combination of the foregoing may be granted under the incentive plan (collectively, awards). The maximum number of Splitco common shares with respect to which awards may be granted is [●] million, subject to anti-dilution and other adjustment provisions of the incentive plan. With limited exceptions, under the incentive plan, no person may be granted in any calendar year awards covering more than [●] million Splitco common shares, subject to anti-dilution and other adjustment provisions of the incentive plan. In addition, no person may receive payment for cash awards during any calendar year in excess of $[●] million. Splitco common shares issuable pursuant to awards will be made available from either authorized but unissued shares or shares that have been issued but reacquired by Splitco. The incentive plan will be administered by the compensation committee with regard to all awards granted under the incentive plan (other than awards granted to the nonemployee directors), and the compensation committee will have full power and authority to determine the terms and conditions of such awards.

Liberty Latin America Ltd. 2017 Nonemployee Director Incentive Plan

In connection with the Split-Off, Splitco will adopt the Liberty Latin America Ltd. 2017 Nonemployee Director Incentive Plan (the director plan). The director plan is designed to provide additional remuneration to

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 nonemployee directors for services rendered and to encourage them to acquire shares of Splitco, thereby increasing their proprietary interest in our businesses and increasing their personal interest in our continued success and progress. The director plan is also intended to aid in attracting persons of exceptional ability to become nonemployee directors of Splitco. Options, SARs, restricted shares, RSUs, cash awards, performance awards or any combination of the foregoing may be granted under the director plan (collectively, director awards). The maximum number of Splitco common shares with respect to which director awards may be granted is [●] million, subject to anti-dilution and other adjustment provisions of the director plan. No nonemployee director may be granted during any calendar year director awards having a value (as determined on the grant date of such award) in excess of $[●] million. Splitco common shares issuable pursuant to director awards will be made available from either authorized but unissued shares or shares that have been issued but reacquired by Splitco. The director plan will be administered by the full board with regard to all director awards granted under the director plan to nonemployee directors, and the full board will have full power and authority to determine the terms and conditions of such director awards.

LatAm Splitco Ltd. Transitional Share Adjustment Plan

At the time of the Split-Off, Splitco will also have awards outstanding under the transitional plan as described under “The Split-Off—Effect of the Split-Off on Outstanding LiLAC Group Incentive Awards.”

Equity Compensation Plan Information

At the time of the Split-Off, Splitco will have three equity compensation plans, each of which is listed below. The only equity compensation plan under which awards will be outstanding immediately following the Split-Off is the transitional plan.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The following table reflects the awards that would have been outstanding as of December 31, 2016 assuming that (i) the Split-Off had occurred on that date and (ii) the treatment of the outstanding LiLAC Group incentive awards described under “The Split-Off—Effect of the Split-Off on Outstanding LiLAC Group Incentive Awards.”

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights		Number of securities available for future issuance under equity compensation plans (excluding securities reflected in column (a))(2)
Equity compensation plans not approved by security holders:
Liberty Latin America Ltd. 2017 Incentive Plan: (1)
Class A	0		N/A	[	●]
Class B	0		N/A
Class C	0		N/A
Liberty Latin America Ltd. 2017 Nonemployee Director Incentive Plan: (1)
Class A	0		N/A	[	●]
Class B	0		N/A
Class C	0		N/A
Liberty Latin America Ltd. Transitional Share Adjustment Plan: (1)
Class A	[●]	$	[●]	0
Class B	[●]	$	[●]
Class C	[●]	$	[●]
Equity compensation plans approved by security holders: None
Total
Class A	[●]	$	[●]	[	●]
Class B	[●]	$	[●]
Class C	[●]	$	[●]

(1)	These plans will be approved by Liberty Global in its capacity as the sole shareholder of Splitco prior to the Split-Off. Following the Split-Off, Splitco will seek shareholder approval of the incentive plan and the director plan at its first annual general meeting of shareholders.
(2)	Each plan permits grants of, or with respect to, any class of Splitco common shares, subject to a single aggregate limit.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

Prior to the Split-Off, all of our outstanding common shares will be owned by Liberty Global. The following table sets forth information, to the extent known by us or ascertainable from public filings with respect to the estimated beneficial ownership of LiLAC Ordinary Shares of each person or entity who is expected to beneficially own more than five percent of the outstanding shares of any class of Splitco common shares, assuming that the distribution had occurred at 5:00 p.m., New York City time, on August 31, 2017. The percentage voting power is presented on an aggregate basis for all classes of Splitco common shares.

The security ownership information for Splitco common shares has been estimated based upon the distribution ratio of 1-for-1 to holders of LILA, LILAB and LILAK and outstanding share information for Liberty Global’s ordinary shares as of August 31, 2017, and, in the case of percentage ownership information, has been estimated based upon 48,556,768 Class A common shares, 1,940,532 Class B common shares and 120,781,399 Class C common shares estimated to have been issued in the distribution assuming that the distribution had occurred at 5:00 p.m., New York City time, on August 31, 2017. Restricted shares that will be issued pursuant to the transitional plan are included in the outstanding share numbers provided throughout this prospectus.

For purposes of the following presentation, beneficial ownership of Splitco Class B common shares, though convertible on a one-for-one basis into Splitco Class A common shares, is reported as beneficial ownership of Class B common shares, and not as beneficial ownership of Class A common shares, but the voting power of the Class A common shares and the Class B common shares has been aggregated.

So far as is known to Liberty Global, the persons or entities indicated below would have sole voting power with respect to the shares estimated to be owned by them, except as otherwise stated in the notes to the table.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class (%)	Voting Power (%)
John C. Malone	Class A	1,930,584	(1)(2)(3)	4.0	25.4
c/o Liberty Global plc	Class B	1,535,757	(4)(5)	79.1
161 Hammersmith Road	Class C	6,766,329	(1)(2)(3)(6)	5.6
London W6 8BS U.K.

Michael T. Fries	Class A	472,102	(7)(8)(9)	*	3.3
c/o Liberty Global plc	Class B	175,867	(5)	9.1
161 Hammersmith Road	Class C	946,535	(7)(8)(9)	*
London W6 8BS U.K.

Berkshire Hathaway, Inc.	Class A	2,714,854	(10)	5.6	4.0
3555 Farnam Street
Omaha, NE 68131

Dodge & Cox	Class A	5,018,489	(11)	10.3	7.4
555 California Street
40th Floor
San Francisco, CA 94104
Dodge & Cox

Genesis Asset Managers	Class A	7,817,504	(12)	16.1	11.5
Heritage Hall
Le Marchant Street
St. Peter Port
Guernsey GY1 4WY
Channel Islands

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

*	Less than one percent.
(1)	Includes 29,641 Class A common shares and 151,785 Class C common shares held by Mr. Malone’s spouse, as to which shares Mr. Malone has disclaimed beneficial ownership.
(2)	Includes 9,548 Class A common shares and 20,400 Class C common shares that are subject to options, which were exercisable as of, or will be exercisable within 60 days of August 31, 2017.
(3)	Includes 859,555 Class A common shares and 2,042,742 Class C common shares held by Columbus Holding LLC, in which Mr. Malone has a controlling interest.
(4)	Includes 19,249 Class B common shares held by two trusts managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the trusts, but he retains the right to substitute the assets held by the trusts. Mr. Malone has disclaimed beneficial ownership of the shares held in the trusts. Also, includes 1,516,508 Class B common shares and 1,263,869 Class C common shares held by a trust with respect to which Mr. Malone is the sole trustee and, with his spouse, retains a unitrust interest in the trust (the Malone Trust).
(5)	Based on, in part, the Schedule 13D/A (Amendment No. 7) of Mr. Malone filed with the SEC on February 18, 2014, pursuant to a letter agreement dated as of February 13, 2014, among Michael T. Fries, Liberty Global’s CEO and one of its directors, Mr. Malone and the Malone Trust have agreed that, for so long as Mr. Fries is employed as a principal executive officer by Liberty Global or serving on its board of directors, (a) in the event the Malone Trust or any permitted transferee (as defined in the letter agreement) is not voting the LILAB shares owned by the Malone Trust, Mr. Fries will have the right to vote such LILAB shares and (b) in the event the Malone Trust or any permitted transferee determines to sell such LILAB shares, Mr. Fries (individually or through an entity he controls) will have an exclusive right to negotiate to purchase such shares, and if the parties fail to come to an agreement and the Malone Trust or any permitted transferee subsequently intends to enter into a sale transaction with a third party, Mr. Fries (or an entity controlled by him) will have a right to match the offer made by such third-party.
(6)	Includes 384,491 Class C common shares subject to a long-dated post-paid variable forward sale contract with an unaffiliated counterparty, divided into 20 substantially equal components of Class C common shares. The components mature on sequential trading days beginning on August 17, 2017 and ending on September 14, 2017. As of August 31, 2017, Mr. Malone retained 211,464 of the Class C common shares subject to such forward sale contract in accordance with the terms thereof.
(7)	Includes 249,355 Class A common shares and 689,847 Class C common shares that are subject to share appreciation rights, which were exercisable as of, or will be exercisable within 60 days of, June 30, 2017. Each share appreciation right represents the right to receive shares equal to the difference between the market value of such shares on the date of exercise and the base price, less applicable withholding taxes. Also includes restricted share units for 5,662 Class A common shares and 11,325 Class C common shares, all of which will vest within 60 days of August 31, 2017.
(8)	Includes 345 Class A common shares and 2,282 Class C common shares held in the Liberty Global 401(k) Savings and Stock Ownership Plan for the benefit of Mr. Fries.
(9)	Includes 8,074 Class A common shares and 49,522 Class C common shares held by a trust managed by an independent trustee, of which the beneficiaries are Mr. Fries’ children. Mr. Fries has no pecuniary interest in the trust, but he retains the right to substitute the assets held by the trust.
(10)

Based on the Schedule 13G for the year ended December 31, 2016, filed with the SEC on February 14, 2017, by Mr. Warren Buffett on behalf of himself and Berkshire Hathaway Inc. (Berkshire), as well as on behalf of the following for the respective number of Class A common shares indicated: National Indemnity Company (1,625,185), GEICO Corporation (1,625,185), Government Employees Insurance Corporation (1,517,798), GEICO Indemnity Company (107,387), The Buffalo New Drivers/Distributors Pension Plan (4,718), BNSF Master Retirement Plan (368,829), Lubrizol Master Trust Pension (59,421), The Buffalo News Mechanical Pension Plan (5,243), Flight Safety International Inc. Retirement Income Plan (57,421), Fruit of the Loom Pension Trust (14,261), GEICO Corporation Pension Plan Trust (130,210), Johns Manville Corporation Master Pension Trust (79,884), General Re Corporation Employment Retirement

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Trust (124,768), Dexter Pension Plan (35,320), Scott Fetzer Collective Investment Trust (54,907), ACME Brick Company Pension Trust (54,133), The Buffalo News Editorial Pension Plan (46,313), The Buffalo News Office Pension Plan (27,788) and Justin Brands Inc. Pension Plan (26,453). Mr. Buffett may be deemed to control Berkshire, and Berkshire and GEICO Corporation are each a parent holding company. National Insurance Company, Government Employees Insurance Company and GEICO Indemnity Company are each an insurance company and the remaining reporting persons are each an employee benefit plan. Mr. Buffett, Berkshire and the other reporting persons share voting and investment power over the shares listed in the table.
(11)	Based on the Schedule 13G/A (Amendment No. 1) filed with the SEC on June 12, 2017, by Dodge & Cox. Dodge & Cox is an investment advisor to various investment companies and managed accounts. Dodge & Cox has an interest in 3,917,037 Class A common shares according to the 13G/A.
(12)	Based on the Schedule 13G/A (Amendment No. 1) for the year ended December 31, 2016, filed with the SEC on January 6, 2017, by Genesis Asset Manager, LLP (GAM) on behalf of itself and its subsidiary Genesis Investment Management, LLP. GAM is an investment advisor to institutional investors and in-house pooled funds for institutional advisors. The Schedule 13G/A reflects that GAM has sole voting power over 5,999,722 LiLAC Class A common shares and sole dispositive power over all of the Class A common shares.

Security Ownership of Management

The following table sets forth information with respect to the estimated beneficial ownership by each person who is expected to serve as an executive officer or director of Splitco and all of such persons as a group of each class of Splitco common shares, assuming that the distribution had occurred at [●] p.m., New York City time, on [●], 2017. The percentage voting power is presented on an aggregate basis for all classes of Splitco common shares.

The security ownership information for Splitco common shares has been estimated based upon the distribution ratio of 1-for-1 to holders of LILA, LILAB and LILAK and outstanding share information for Liberty Global’s ordinary shares as of [●], 2017, and, in the case of percentage ownership information, has been estimated based upon [●] Class A common shares, [●] Class B common shares and [●] Class C common shares estimated to have been issued in the distribution assuming that the distribution had occurred at [●] p.m., New York City time, on [●], 2017. Restricted shares that will be issued pursuant to the transitional plan are included in the outstanding share numbers provided throughout this prospectus.

For purposes of the following presentation, beneficial ownership of Splitco Class B common shares, though convertible on a one-for-one basis into Splitco Class A common shares, is reported as beneficial ownership of Class B common shares, and not as beneficial ownership of Class A common shares, but the voting power of the Class A common shares and the Class B common shares has been aggregated.

The number of Splitco common shares indicated as owned by the following persons includes interests in shares that would have been held by the Liberty Global 401(k) Savings and Stock Ownership Plan (the 401(k) plan) as of [●], 2017. The Splitco common shares that would be held by the trustee of the 401(k) plan for the benefit of these persons would be voted as directed by such persons.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

So far as is known to Splitco, the persons indicated below would have sole voting power with respect to the shares estimated to be owned by them, except as otherwise stated in the notes to the table.

Name of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class (%)		Voting Power (%)
(In thousands)
[●]	Class A	[	●]	[	●]	[	●]
Director	Class B	[	●]	[	●]
	Class C	[	●]	[	●]

[●]	Class A	[	●]	[	●]	[	●]
Director	Class B	[	●]	[	●]
	Class C	[	●]	[	●]

[●]	Class A	[	●]	[	●]	[	●]
Director	Class B	[	●]	[	●]
	Class C	[	●]	[	●]

[●]	Class A	[	●]	[	●]	[	●]
Director	Class B	[	●]	[	●]
	Class C	[	●]	[	●]

[●]	Class A	[	●]	[	●]	[	●]
Director	Class B	[	●]	[	●]
	Class C	[	●]	[	●]

[●]	Class A	[	●]	[	●]	[	●]
Director	Class B	[	●]	[	●]
	Class C	[	●]	[	●]

[●]	Class A	[	●]	[	●]	[	●]
Director	Class B	[	●]	[	●]
	Class C	[	●]	[	●]

[●]	Class A	[	●]	[	●]	[	●]
Director	Class B	[	●]	[	●]
	Class C	[	●]	[	●]

All directors and executive officers as a group ([●] persons)	Class A	[	●]	[	●]	[	●]
	Class B	[	●]	[	●]
	Class C	[	●]	[	●]

*	Less than one percent

Change of Control

Other than as contemplated by the Split-Off, we know of no arrangements, including any pledge by any person of its securities, the operation of which may at a subsequent date result in a change in control of the company. For more information about the Split-Off, see “The Split-Off.”

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

At the time of the Split-Off, we expect that our board will adopt a formal written policy for the review, approval or ratification of any transactions or arrangements involving related parties. All of our directors, executive officers and employees will be subject to the policy and will be asked to promptly report any such related party transaction. We expect that the formal written policy will provide that, if a director or executive officer has an actual or potential conflict of interest (which includes being a party to a proposed “related party transaction” (as defined by Item 404 of Regulation S-K)), the director or executive officer should promptly inform the person designated by our board to address such actual or potential conflicts. We expect that the formal written policy will also provide that no related party transaction may be effected by the company without the approval of the audit committee of our board or another independent body of our board designated to address such actual or potential conflicts.

Relationships Between Splitco and Liberty Global

Following the Split-Off, Liberty Global and Splitco will operate independently, and Splitco will no longer be part of Liberty Global. However, certain current directors of Liberty Global will also serve as directors of Splitco immediately following the Split-Off. Additionally, the chief executive officer of Liberty Global will serve as Splitco’s executive chairman. See “Risk Factors—Factors Relating to the Split-Off—Certain of the company’s directors and an executive officer overlap with Liberty Global, and certain directors and officers have financial interests in the Liberty Global Group, which may lead to conflicting interests.” In order to govern certain of the ongoing relationships between Liberty Global (or its subsidiaries) and Splitco after the Split-Off and to provide mechanisms for an orderly transition, Liberty Global (or its subsidiaries) and Splitco are entering into certain agreements, the terms of which are summarized below.

In addition to the agreements described below, Liberty Global may enter into, from time to time, agreements and arrangements with Splitco and certain of its related entities, in connection with, and in the common course of, its business.

Reorganization Agreement

Prior to the effective time of the Split-Off, Splitco will enter into a reorganization agreement with Liberty Global to provide for, among other things, the principal corporate transactions (including the internal restructuring) required to effect the Split-Off, certain conditions to the Split-Off and provisions governing the relationship between Splitco and Liberty Global with respect to and resulting from the Split-Off.

The reorganization agreement will provide that, prior to the distribution date, Liberty Global will transfer to Splitco, or cause its other subsidiaries to transfer to Splitco, directly or indirectly, the businesses, assets and liabilities that are then attributed to the LiLAC Group. The reorganization agreement will also provide for mutual indemnification obligations, which are designed to make Splitco financially responsible for substantially all of the liabilities that may exist relating to the businesses included in Splitco at the time of the Split-Off together with certain other specified liabilities, as well as for all liabilities incurred by Splitco after the Split-Off, and to make Liberty Global financially responsible for all potential liabilities of Splitco which are not related to Splitco’s businesses, including, for example, any liabilities arising as a result of Splitco having been a subsidiary of Liberty Global, together with certain other specified liabilities. These indemnification obligations exclude any matters relating to taxes. For a description of the allocation of tax-related obligations, see “—Tax Sharing Agreement” below.

In addition, the reorganization agreement will provide for each of Splitco and Liberty Global to preserve the confidentiality of all confidential or proprietary information of the other party for five years following the Split-

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Off, subject to customary exceptions, including disclosures required by law, court order or government regulation.

The reorganization agreement may be terminated and the Split-Off may be abandoned, at any time prior to the distribution date, by and in the sole discretion of the Liberty Global board. In such event, Liberty Global will have no liability to any person under the reorganization agreement or any obligation to effect the Split-Off.

For additional information, see the full text of the reorganization agreement, a form of which will be filed as an exhibit to the Splitco Registration Statement, of which this prospectus forms a part.

Tax Sharing Agreement

We will enter into a tax sharing agreement with Liberty Global under which tax liabilities and tax benefits relating to taxable periods before and after the Split-Off will be computed and apportioned between the parties, and responsibility for payment of those tax liabilities (including any taxes attributable to the Split-Off and related internal restructurings) and use of those tax benefits will be allocated between us and Liberty Global. Furthermore, the tax sharing agreement will set forth the rights of the parties in respect of the preparation and filing of tax returns, the handling of audits or other tax proceedings and assistance and cooperation and other matters, in each case, for taxable periods ending on or before or that otherwise include the date of the Split-Off.

Broadly, the tax sharing agreement will provide, with certain exceptions, that we will generally assume liability for and indemnify Liberty Global against any taxes attributable to the income, assets and operations of the LiLAC Group allocable to any taxable period (or portion thereof) ending before the Split-Off, while Liberty Global will assume liability for and indemnify us against any taxes attributable to the income, operations or assets of the Liberty Global Group. The tax sharing agreement will also provide rules for allocating tax liabilities in the event that the Split-Off or various related internal restructuring transactions are not accorded the tax treatment expected by the parties. Pursuant to the tax sharing agreement, we will also be required to indemnify Liberty Global and its subsidiaries for taxes imposed by the U.S. or other jurisdictions resulting from (i) certain transactions that will be undertaken to effect the separation of the LiLAC Group from the Liberty Global Group in connection with the Split-Off, including the internal restructuring and (ii) certain prior acquisitions, restructurings and other transactions that arise from tax audits or tax disputes and are attributable to or otherwise relate to the LiLAC Group. The ultimate tax determination for some of these transactions may be uncertain and the amount of any indemnification obligations to Liberty Global and its subsidiaries could be substantial. In the event that the Split-Off or the internal restructuring transactions related to our separation from Liberty Global were determined to be taxable (or that the tax payable on such an internal transaction was determined to be greater than anticipated) as a result of actions taken by Liberty Global, then Liberty Global would be responsible for all taxes imposed on us or Liberty Global as a result thereof. These tax amounts could be significant.

The tax sharing agreement will provide for certain covenants that may restrict our ability to pursue strategic or other transactions to the extent inconsistent with the tax ruling or tax opinions that we are seeking, including specific prohibitions on taking certain actions generally without first obtaining the consent of Liberty Global, a ruling from the applicable tax authority or an unqualified opinion of a nationally recognized law firm or accounting firm in the relevant jurisdiction. Though valid as between the parties, the tax sharing agreement will not be binding on the IRS or other tax authorities.

This summary of the tax sharing agreement is qualified in its entirety by reference to the full text of the agreement, a form of which will be filed as an exhibit to the Splitco Registration Statement, of which this prospectus forms a part.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Services Agreement

In connection with the Split-Off, Splitco will enter into a services agreement with Liberty Global, pursuant to which, for up to two years following the Split-Off, with the option to renew for one or more one-year periods, Liberty Global will provide Splitco with specified services, including:

•	certain management services;

•	services typically performed by Liberty Global’s legal, investor relations, tax, accounting, procurement and finance departments; and

•	such other services as Liberty Global may obtain from its officers, employees and consultants in the management of its own operations that we may from time to time request or require.

In addition, Liberty Global will provide to Splitco certain technical and information technology services, including management information systems, computer, data storage, network and telecommunications services.

Splitco will pay Liberty Global agreed-upon services fees under the services agreement. Splitco will also reimburse Liberty Global for reasonable and documented out-of-pocket costs incurred by Liberty Global for third party services provided to Splitco. Liberty Global and Splitco will evaluate all charges for reasonableness semi-annually and make adjustments to these charges as the parties mutually agree upon. The fees payable to Liberty Global for the first year of the services agreement are not expected to exceed $[●] million.

For additional information, see the full text of the services agreement, a form of which will be filed as an exhibit to the Splitco Registration Statement, of which this prospectus forms a part.

Facilities Sharing Agreement

In connection with the Split-Off, Splitco will enter into a facilities sharing agreement with Liberty Global pursuant to which, for up to three years following the Split-Off, Splitco will share office facilities with Liberty Global in Denver, Colorado. Splitco will pay a sharing fee for use of the office based on a comparable fair market rental rate and an estimate of the usage of the office facilities by or on behalf of Splitco. The fees payable to Liberty Global for the first year of the facilities sharing agreement are not expected to exceed $[●] million. The facilities sharing agreement may continue in effect for up to three years after the Split-Off, unless earlier terminated (1) by Splitco at any time on at least 30 days’ prior written notice, (2) by Liberty Global upon written notice to Splitco following a default by Splitco of any of its material obligations under the facilities sharing agreement, which default remains unremedied for 30 days after written notice of such default is provided, (3) by Splitco upon written notice to Liberty Global, following a change in control of Liberty Global or should Liberty Global be the subject of certain bankruptcy or insolvency-related events or (4) by Liberty Global upon written notice to Splitco, following a change in control of Splitco or should Splitco be the subject of certain bankruptcy or insolvency-related events.

For additional information, see the full text of the facilities sharing agreement, a form of which will be filed as an exhibit to the Splitco Registration Statement, of which this prospectus forms a part.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

DESCRIPTION OF OUR SHARE CAPITAL

The following description provides a summary of the material terms of Splitco’s Class A common shares, Class B common shares and Class C common shares, as specified in Splitco’s memorandum of association and bye-laws. You are encouraged to read Splitco’s memorandum of association and bye-laws, which have been filed as exhibits to the Splitco Registration Statement of which this prospectus forms a part. See also “Comparison of Rights of Holders of LiLAC Ordinary Shares and Holders of Splitco Common Shares.”

General

Splitco is an exempted company incorporated under the laws of Bermuda. Splitco is registered with the Registrar of Companies in Bermuda under registration number 52714. Splitco was incorporated on July 11, 2017 under the name LatAm Splitco Ltd., and Splitco’s name was changed to Liberty Latin America Ltd. on [●], 2017. Splitco’s registered office is located at 2 Church Street, Hamilton HM 11, Bermuda.

Prior to the closing of the Split-Off, Splitco’s sole shareholder will approve certain amendments to Splitco’s bye-laws which will become effective upon the Split-Off. The following description assumes that such amendments have become effective.

Share Capital

Immediately following the Split-Off, Splitco’s authorized share capital will consist of [500,000,000] Class A common shares par value $0.01 per share, [50,000,000] Class B common shares, par value $0.01 per share, and [500,000,000] Class C common shares par value $0.01 per share, and [50,000,000] undesignated preference shares, par value $0.01 per share. Immediately following the Split-Off, we expect to have approximately [●] Class A common shares, approximately [●] Class B common shares and approximately [●] Class C common shares issued and outstanding, based upon the number of LILA, LILAB and LILAK shares outstanding on [●] and excluding any common shares issuable upon exercise of options or SARs or upon the vesting of RSUs or PSUs granted pursuant Splitco’s equity incentive plans, and no preference shares issued and outstanding.

Pursuant to Splitco’s bye-laws, all of Splitco’s issued and outstanding common shares must be issued fully paid. Under Splitco’s bye-laws, we may not issue any shares part paid or nil paid. Subject to the requirements of any stock exchange on which Splitco’s shares are listed and to any resolution of the shareholders to the contrary, Splitco’s board is authorized to issue any of Splitco’s authorized but unissued shares under Splitco’s bye-laws.

Splitco’s Preference Shares

Pursuant to Bermuda law and Splitco’s bye-laws, Splitco’s board may, by resolution, establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. Such rights, preferences, powers and limitations, as may be established, could have the effect of discouraging an attempt to obtain control of the company.

Dividend Policy

Splitco has not adopted a dividend policy with respect to future dividends, and we do not currently intend to pay cash dividends on the Splitco common shares. Any future determination related to Splitco’s dividend policy will be made at the discretion of Splitco’s board and will depend upon, among other factors, Splitco’s results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors that Splitco’s board may deem relevant.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Voting Rights

Holders of Class A common shares and Class B common shares will vote together as a single class on all matters submitted to a vote of Splitco’s shareholders. Holders of Class A common shares will be entitled to one vote per Class A common share. Holders of Class B common shares will be entitled to ten votes per Class B common share. Holders of Class C common shares are not entitled to any votes in respect of their Class C common shares, unless a right to vote is required under applicable law, in which case holders of Class C common shares will vote as a single class with the holders of Class A common shares and Class B common shares and will be entitled to 1/100 of a vote on such matter for each Class C common share.

Dividends and Distributions

General Dividends and Distributions

Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of its assets would thereby be less than its liabilities.

Under Splitco’s bye-laws, for any dividend that is not a share distribution, each class of common shares is entitled to the same dividend per share as any other class of common shares, subject to any preferred dividend right of the holders of any preference shares. “Share distribution” is defined as a dividend or distribution (including a distribution made in connection with any share subdivision, bonus issue, consolidation, reclassification, recapitalization, dissolution, winding up or full or partial liquidation of the company) payable in shares of any class or series of share capital, convertible securities or other securities of the company or any other person.

Unless otherwise approved by an affirmative vote of at least three-fourths (75%) of Splitco’s board, any share distribution may only be paid as follows:

•	a share distribution (1) consisting of Class C common shares (or securities convertible therefor) to holders of our Class A common shares, Class B common shares and Class C common shares, on an equal per share basis; or (2) consisting of (x) our Class A common shares (or securities convertible therefor, other than, for the avoidance of doubt, Class B common shares) to holders of our Class A common shares, on an equal per share basis, (y) shares of our Class B common shares (or securities convertible therefor) to holders of Class B common shares, on an equal per share basis, and (z) shares of our Class C common shares (or securities convertible therefor) to holders of our Class C common shares, on an equal per share basis; and

•

a share distribution consisting of any class or series of securities of Splitco or any other person, other than our Class A common shares, Class B common shares or Class C common shares (or securities convertible therefor) on the basis of a distribution of (1) identical securities, on an equal per share basis, to holders of our Class A common shares, Class B common shares or Class C common shares; or (2) separate classes or series of securities, on an equal per share basis, to holders of each such class of our common shares; or (3) a separate class or series of securities to the holders of one or more class of our common shares and, on an equal per share basis, a different class or series of securities to the holders of all other classes of our common shares, provided that, in the case of (2) or (3) above, the securities so distributed or the underlying securities of such securities do not differ in any respect other than their relative voting rights and related differences in designation, conversion and share distribution provisions, with the holders of Class B common shares receiving securities of the class or series having the highest relative voting rights and the holders of each other class of common shares receiving securities of the class or series having lesser relative voting rights, and provided further that, if different classes or series of securities are being distributed to holders of our Class A common shares and Class

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

C common shares, then such securities shall be distributed either as determined by our board or such that the relative voting rights (and any related differences in designation, conversion and share distribution provisions, as applicable) of the class or series of securities to be received by the holders of our Class A common shares and Class C common shares correspond, to the extent practicable, to the relative voting rights (and any related differences in designation, conversion and share distribution provisions, as applicable) of each such class of our common shares.

Bonus Issues

Pursuant to Splitco’s bye-laws, Splitco’s board may capitalize any part of the amount of Splitco’s share premium or other reserve accounts or any amount credited to Splitco’s profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro rata (except in connection with the conversion of shares) to the shareholders, and such share distribution will be paid as set forth above under “—General Dividends and Distributions.”

Conversion

Each Class B common share is convertible, at the option of the holder, into one Class A common share. Our Class A common shares and Class C common shares are not convertible into any other class of common shares.

Reclassification, Sub-Division and Combination

Unless otherwise resolved by resolution adopted by the affirmative vote of not less than three-fourths (75%) of the board, Splitco will not reclassify, subdivide or combine a class of its common shares without reclassifying, subdividing or combining each other class of common shares on an equal per share basis.

Variation of Rights

The rights attaching to any class of Splitco’s shares, unless otherwise provided for by the terms of issue of the relevant class, may be varied with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing one-third of the issued shares of the relevant class is present. In addition, the creation or issue of preference shares ranking prior to common shares will not be deemed to vary the rights attached to common shares or, subject to the terms of any other class or series of preference shares, to vary the rights attached to any other class or series of preference shares. Splitco’s bye-laws further provide that, where the rights attached to more than one class of shares are, in the good faith opinion of not less than three-fourths (75%) of the board, varied in the same (or substantially the same) manner, such shares will together comprise a single class for the purposes of approving such variation.

Meetings of Shareholders

Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year (the annual general meeting). Bermuda law provides that a special general meeting of shareholders may be called by the board of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Under Splitco’s bye-laws, shareholders may not transact business by written consent.

Splitco’s bye-laws provide that Splitco’s board may convene an annual general meeting or a special general meeting. Under Splitco’s bye-laws, at least 10 days but no more than 60 days’ notice of an annual general

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting, unless a different period is prescribed by law. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is, except as may be otherwise provided by law or specifically provided by Splitco’s bye-laws, the holders of a majority in total voting power of the issued and outstanding shares entitled to vote at the meeting represented either in person or by proxy.

Quorum

Splitco’s bye-laws provide that the quorum required for a general meeting of shareholders is, except as may be otherwise provided by our bye-laws, the holders of a majority in total voting power of the issued and outstanding shares entitled to vote at the meeting represented either in person or by proxy. Splitco’s bye-laws also provide that when a quorum is once present in a general meeting it is not broken by the subsequent withdrawal of any shareholders.

Advance Notice Procedures

Our bye-laws establish an advance notice procedure for shareholders (i) to make nominations of candidates for election as directors or (ii) to bring other business before an annual general meeting or a special general meeting.

All nominations by shareholders or other business to be properly brought before an annual general meeting or a special general meeting will be made pursuant to timely notice in proper written form to our Secretary, which must include, among other information, the name and address of the shareholder giving the notice, certain information relating to each person whom such shareholder proposes to nominate for election as a director and a brief description of any business such shareholder proposes to bring before the meeting. To be timely, a shareholder’s notice must be given to our company’s Secretary at our offices as follows:

(1) with respect to an annual general meeting of our shareholders that is called for a date within 30 days before or after the anniversary date of the immediately preceding annual general meeting of our shareholders, such notice must be given no earlier than the close of business on the 90th day and no later than the close of business on the 60th day prior to the meeting date;

(2) with respect to an annual general meeting of our shareholders that is called for a date not within 30 days before or after the anniversary date of the immediately preceding annual general meeting of our shareholders, such notice must be given no later than the close of business on the 10th day following the day on which the company first provides notice of or publicly announces the date of the current annual general meeting, whichever occurs first; and

(3) with respect to a special general meeting of our shareholders, such notice must be given no earlier than the close of business on the 90th day prior to such special general meeting and no later than the close of business on the 60th day prior to such special general meeting or the 10th day following the day on which public announcement is first made of the date of the special general meeting and of the proposed nominees (if applicable), provided, however, that if the election of directors is proposed to be considered at a special general meeting, a shareholder may nominate persons for election at a special general meeting only to such directorship(s) as specified in the company’s notice of the meeting.

The public announcement of an adjournment or postponement of a meeting of our shareholders does not commence a new time period (or extend any time period) for the giving of any such shareholder notice.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

However, if the number of directors to be elected to our board at any meeting is increased, and we do not make a public announcement naming all of the nominees for director or specifying the size of the increased board at least 100 days prior to the anniversary date of the immediately preceding annual meeting, a shareholder’s notice will also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to our company’s Secretary at our offices not later than the close of business on the 10th day following the day on which we first made the relevant public announcement. For purposes of the first annual general meeting of shareholders, the first anniversary date will be deemed to be [●], 2018.

Board of Directors—Election and Removal

Election

Under Splitco’s bye-laws, at any meeting duly called and held for the election or re-election of directors at which a quorum is present, directors shall be elected by a plurality of the combined voting power of the outstanding shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Shareholders may not act by written consent to elect a director. Splitco’s bye-laws provide that, subject to any rights of the holders of any series of preference shares to elect additional directors, Splitco’s board will consist of no fewer than three directors or such greater number as the board may determine by resolution of the affirmative vote of not less than three-fourths (75%) of the directors then in office.

Splitco’s board is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. The initial terms of the Class I, Class II and Class III directors will expire in 2018, 2019 and 2020 respectively. At each succeeding annual general meeting, successors to the class of directors whose term expires at the annual general meeting will be elected for a three-year term.

Any shareholder wishing to propose for election as a director someone who is not an existing director or is not proposed by Splitco’s board must give notice of the intention to propose such person for election in accordance with the advance notice procedures described above.

Removal

A director may be removed, only with cause, by the shareholders, provided that notice of the shareholders’ meeting convened to remove the director is given to the director. Shareholders may not act by written consent to remove a director. The notice must contain a statement of the intention to remove the director and a summary of the facts justifying the removal and must be served on the director not less than 14 days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

A director may be removed without cause by Splitco’s board, provided that notice of the board meeting convened to remove the director is given to the director. The notice must contain a statement of the intention to remove the director but will not require a justification for the removal. The notice must be served on the director not less than 14 days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

Vacancies

Splitco’s bye-laws provide that, subject to the rights of the holders of any series of Splitco’s preference shares, vacancies on Splitco’s board resulting from death, resignation, removal, disqualification or other cause, and newly created directorships resulting from any increase in the number of directors on Splitco’s board, will be filled only by the affirmative vote of a majority of the remaining directors then in office (even though less than a quorum) or by the sole remaining director. Any director so elected will hold office for the remainder of the full

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83 term of the class of directors in which the vacancy occurred or to which the new directorship is assigned, and until that director’s successor will have been elected and qualified or until such director’s earlier death, resignation or removal. No decrease in the number of directors constituting Splitco’s board will shorten the term of any incumbent director, except as may be provided in any certificate of designation of a series of Splitco’s preference shares with respect to any additional director elected by the holders of that class of Splitco’s preference shares.

Duties of Directors

The Bermuda Companies Act authorizes the directors of a company, subject to its bye-laws, to exercise all powers of the company except those that are required by the Bermuda Companies Act or the company’s bye-laws to be exercised by the shareholders of the company. Splitco’s bye-laws provide that Splitco’s business is to be managed and conducted by or under the supervision of Splitco’s board. At common law, directors of a company owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to make a personal profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

The Bermuda Companies Act imposes a duty on directors and officers of a Bermuda company:

•	to act honestly and in good faith with a view to the best interests of the company; and

•	to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Bermuda Companies Act also imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company. Under Bermuda law, directors and officers generally owe fiduciary duties to the company itself, not to the company’s individual shareholders, creditors or any class thereof. Splitco’s shareholders may not have a direct cause of action against Splitco’s directors.

Related Party Transactions

If a director discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law, such director is entitled to vote in respect of any such contract or arrangement in which he or she is interested unless he or she is disqualified from voting by the chairman of the relevant meeting of the board.

Corporate Opportunities

Pursuant to Splitco’s bye-laws, the company has waived and renounced (to the extent permitted by applicable law) any right to certain business opportunities, and no director or officer of Splitco (to the extent permitted by applicable law) will breach their fiduciary duty and therefore be liable to Splitco or its shareholders by reason of the fact that any such individual directs a corporate opportunity to another person or entity instead of Splitco, or does not refer or communicate information regarding such corporate opportunity to Splitco, unless (x) such opportunity was expressly offered to such person solely in his or her capacity as a director or officer of Splitco or as a director or officer of any of Splitco’s subsidiaries and (y) such opportunity relates to a line of business in which Splitco or any of its subsidiaries is then directly engaged.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Amendments to Splitco’s Memorandum of Association and Bye-laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders, and that a company’s bye-laws may be amended by a resolution of its board and a resolution passed at a general meeting of shareholders. Under Splitco’s bye-laws, the affirmative vote of more than 66% of our outstanding voting shares will be required in order for Splitco to take any action to authorize the amendment of the bye-laws (except that the amendment of certain special bye-law provisions requires the affirmative vote of not less than three-fourths (75%) of the directors and the affirmative vote of the holders of at least three-fourths (75%) of the total voting power). See “—Supermajority Shareholder Voting Provisions” below.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the Bermuda Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Supreme Court of Bermuda. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Supermajority Shareholder Voting Provisions

Subject to the rights of the holders of any series of preference shares of Splitco, the affirmative vote of the holders of more than 66% of the total voting power of the then issued and outstanding voting securities entitled to vote thereon, voting together as a single class, together with a resolution of the board, is required to amend, alter or repeal any provision of Splitco’s bye-laws or to add or insert any other provision in the bye-laws, other than in respect of a “special” bye-law (as described in further detail below).

Subject to the rights of the holders of any series of preference shares of Splitco, approval by a resolution of the board including the affirmative vote of not less than three-fourths (75%) of the directors then in office and the affirmative vote of the holders of at least three-fourths (75%) of the total voting power of the then-issued and outstanding voting securities entitled to vote thereon, voting together as a single class at a meeting specifically called for such purpose, will be required in order for Splitco to amend, alter or repeal certain “special” bye-laws (i.e., bye-laws relating to (a) dividends and share distributions, (b) election of directors, (c) number of directors, (d) term and classes of directors, (e) removal of directors, (f) making changes to certain bye-laws specifying a corporate action requiring a supermajority shareholder voting threshold and (g) making changes to certain shareholder voting thresholds).

Under Splitco’s bye-laws, if more than 66% of Splitco’s directors then in office vote affirmatively to approve a merger, amalgamation or consolidation, then the affirmative vote of a majority (over 50%) of the total voting power of the issued and outstanding shares is required to approve such merger, amalgamation or consolidation. If 66% or less of Splitco’s directors then in office do not vote affirmatively to approve a merger, amalgamation or consolidation, then the affirmative vote of more than 66% of the total voting power of the issued and outstanding shares is required to approve such merger, amalgamation or consolidation.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Takeovers

Under Bermuda law, an acquiring party is generally able to acquire compulsorily the common shares of minority holders of a company in the following ways:

(i)	By a procedure under the Bermuda Companies Act known as a “scheme of arrangement.” A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in par value of the common shareholders present and voting at a court ordered meeting or meetings held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme of arrangement.

(ii)	By acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, by notice compulsorily acquire the shares of any nontendering shareholder on the same terms as the original offer unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

(iii)	Where the acquiring party or parties hold not less than 95% of the shares or a class of shares of the company, by acquiring, pursuant to a notice given to the remaining shareholders or class of shareholders, the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Shareholder Suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved the act.

When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Splitco’s bye-laws contain a provision by virtue of which Splitco’s shareholders waive any claim or right of action that they have, both individually and on Splitco’s behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Limitation on Liability and Indemnification

Section 98 of the Bermuda Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to Section 281 of the Bermuda Companies Act.

Splitco’s bye-laws provide that we will indemnify Splitco’s officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty, and that we will advance funds to Splitco’s officers and directors for expenses incurred in their defense upon receipt of an undertaking to repay the funds if any allegation of fraud or dishonesty is proved. Splitco’s bye-laws provide that its shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Bermuda Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We expect to purchase and maintain a directors’ and officers’ liability policy for such purpose.

Access to Books and Records and Dissemination of Information

Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented at the annual general meeting. The register of members of a company is also open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Bermuda Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Transfers of Shares

Where Splitco’s shares are listed or admitted to trading on any appointed stock exchange, such as Nasdaq, they will be transferred in accordance with the rules and regulations of such exchange.

Certain Provisions of Bermuda Law

Splitco has been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on Splitco’s ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of Splitco’s common shares.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The Bermuda Monetary Authority has given consent for the issue and free transferability of all of our equity securities (which would include the common shares) to and between residents and non-residents of Bermuda for exchange control purposes, provided at least one class of Splitco’s common shares remain listed on an appointed stock exchange, which includes Nasdaq. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to Splitco’s performance or Splitco’s creditworthiness. Accordingly, in giving such consent or permissions, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda will be liable for the financial soundness, performance or default of Splitco’s business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust.

Transfer Agent and Registrar

A register of holders of the common shares will be maintained by Conyers Corporate Services (Bermuda) Limited in Bermuda, and a branch register will be maintained in the United States by Computershare Trust Company, N.A., which will serve as branch registrar and transfer agent.

Conyers Corporate Services (Bermuda) Limited Clarendon House 2 Church Street Hamilton HM 11 Bermuda	Computershare Trust Company, N.A. 250 Royall Street Canton, MA 02121

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

COMPARISON OF RIGHTS OF HOLDERS OF LILAC ORDINARY SHARES AND

HOLDERS OF SPLITCO COMMON SHARES

Summary of Material Differences Between the Rights of LiLAC Shareholders and Splitco Shareholders

LiLAC Ordinary Shares are tracking shares, while Splitco common shares are not. In addition, your rights as a holder of LiLAC Ordinary Shares are governed by English law, including the U.K. Companies Act 2006, and the Liberty Global articles. In the Split-Off, you will receive a distribution of Splitco’s common shares. At the effective time of the Split-Off, Splitco will be a company incorporated under Bermuda law, and the rights of shareholders will be governed by corporate law of Bermuda and Splitco’s memorandum of association and bye-laws.

There are differences between (i) the rights of holders of LiLAC Ordinary Shares as tracking shares and the rights of holders of Splitco common shares as non-tracking shares, (ii) the rights of holders of LiLAC Ordinary Shares under English law and the rights of shareholders of Splitco following the Split-Off under Bermuda law and (iii) the Liberty Global articles and Splitco’s memorandum of association and bye-laws.

The following summary is a comparison of the material differences between the rights of holders of LiLAC Ordinary Shares as tracking shares and the rights of holders of Splitco’s common shares as non-tracking shares, and between the rights of holders of LiLAC Ordinary Shares under English law and the Liberty Global articles, and the rights of holders of Splitco’s common shares under Bermuda law and Splitco’s memorandum of association and bye-laws. This summary does not cover all the differences between applicable English law and Bermuda law affecting corporations or companies and their shareholders or all of the differences between the Liberty Global articles and Splitco’s memorandum of association and bye-laws. While we believe this summary is accurate in all material respects, the following descriptions are qualified in their entirety by reference to the complete text of the relevant provisions of applicable English law, Bermuda law, the Liberty Global articles and Splitco’s memorandum of association and bye-laws. We encourage you to read those laws and documents. Copies of Splitco’s memorandum of association and bye-laws will be filed as exhibits to the registration statement of which this prospectus forms a part. For more information, including how you can obtain a copy of Splitco’s memorandum of association and bye-laws, see “Where You Can Find More Information.” Copies of the Liberty Global articles are available from Companies House in England and Wales. Under English law, holders of a company’s shares are referred to as “members,” but for clarity, they are referred to as “shareholders” in the following comparison and elsewhere in this prospectus.

LiLAC Ordinary Shares Under Liberty Global Articles and English Law	Splitco Common Shares Under Memorandum of Association and Bye-laws and Bermuda Law
Basic Investment

LiLAC Ordinary Shares are intended to reflect the separate economic performance of the business attributed to the LiLAC Group; however, holders of the LiLAC Ordinary Shares are subject to risks associated with an investment in Liberty Global as a whole, even if a holder does not own both Liberty Global Ordinary Shares and LiLAC Ordinary Shares.	Splitco common shares are traditional asset-backed shares, and have exposure only to the businesses, assets and liabilities currently attributed to the LiLAC Group, to be conducted by Splitco as a stand-alone company after the Split-Off.

Liberty Global’s board may, in its sole discretion, elect to redesignate the LiLAC Ordinary Shares into Liberty Global Ordinary Shares, thereby changing the nature of the holders’ investment.	No equivalent provision because Splitco common shares are not tracking shares.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

LiLAC Ordinary Shares Under Liberty Global Articles and English Law	Splitco Common Shares Under Memorandum of Association and Bye-laws and Bermuda Law
Voting Rights

Holders of Liberty Global Ordinary Shares and LiLAC Ordinary Shares with voting rights vote together as a single class, including in election of directors, except in certain limited circumstances prescribed by the Liberty Global articles or as required by English law.	No equivalent provision because Splitco common shares are not tracking shares.

Under English law and the Liberty Global articles, certain matters require an “ordinary resolution,” which must be approved by the holders of at least a majority of the aggregate voting power of the outstanding Liberty Global shares that, being entitled to vote, vote on the resolution at the general meeting, and certain other matters require a “special resolution,” which requires the affirmative vote of the holders of at least 75% of the aggregate voting power of the outstanding Liberty Global shares that, being entitled to vote, vote on the resolution at the general meeting.	Generally, except as otherwise provided in the bye-laws, or the Bermuda Companies Act, any action or resolution requiring approval of the shareholders may be passed by a simple majority of votes cast at a quorate general meeting.

Each LiLAC Class A Ordinary Share has one vote, each LiLAC Class B Ordinary Share has ten votes, and each LiLAC Class C Ordinary Share is non-voting (except, where the LiLAC Class C Ordinary Shares are required to have a vote under applicable law (which would be for class specific votes), they have one vote per share).	Each Class A common share has one vote, each Class B common share has ten votes, and each Class C common share is non-voting (except where Class C common shares are required to have a vote under applicable law, they have 1/100 of a vote per share).

Voting on Resolutions

Any resolution put to a vote at a general meeting must be decided on a poll, and this requirement may only be removed, amended or varied by resolution of the members passed unanimously at a general meeting of Liberty Global. See “—Supermajority Shareholder Voting Provisions.”	Any resolution put to a vote at a general meeting may be decided on a poll demanded by: (i) the chairman of such meeting; (ii) at least three shareholders present in person or represented by proxy; or (iii) any shareholders present in person or represented by proxy and holding (A) not less than 10% of the total voting rights of all the shareholders having the right to vote at such meeting or (B) shares on which not less than 10% of the total amount paid up on all such shares conferring the right to vote at such meeting has been paid.

Preference Shares

Preference shares can be issued by English companies, giving the holders rights of priority over ordinary shareholders. Subject to the directors having sufficient authorization to allot and issue preference shares, the Liberty Global articles permit the directors to allot and issue preference shares with such rights (including	Pursuant to Bermuda law and Splitco’s bye-laws, Splitco’s board may, by resolution, establish one or more series of preference shares with such rights, preferences, powers and limitations as may be fixed by the board without any further shareholder approval.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

LiLAC Ordinary Shares Under Liberty Global Articles and English Law	Splitco Common Shares Under Memorandum of Association and Bye-laws and Bermuda Law voting rights), powers and preferences, if any, to be determined by the Liberty Global’s board prior to allotment and issuance.
Dividends and Distributions—Generally

Under English law, Liberty Global cannot pay dividends in respect of the LiLAC Ordinary Shares unless Liberty Global has sufficient available distributable reserves to do so and the assets of Liberty Global are not, and following the dividend will not be, less than the aggregate of its issued and called-up share capital and undistributable reserves. “Distributable reserves” are a company’s accumulated realized profits, to the extent not previously utilized by distribution or capitalization, less its accumulated realized losses, to the extent not previously written off in a reduction or reorganization of capital duly made.	Under Bermuda law, Splitco may not declare or pay dividends if there are reasonable grounds for believing that: (i) Splitco is, or would after the payment be, unable to pay its liabilities as they become due, or (ii) that the realizable value of its assets would thereby be less than its liabilities.

Under the Liberty Global articles, for any dividend declared or in respect of the capitalization of profits, each class of LiLAC Ordinary Shares ranks equally in the capital of Liberty Global with all other classes of LiLAC Ordinary Shares.	Under Splitco’s bye-laws, for any dividend that is not a share distribution (as defined below), each class of Splitco common shares is to be entitled to the same dividend per share as any other class of Splitco common shares.

Dividends may be declared and paid, including dividends consisting of securities of another corporation or paid up shares, in favor of Liberty Global Ordinary Shares and LiLAC Ordinary Shares, in equal or unequal amounts, or only in favor of Liberty Global Ordinary Shares or LiLAC Ordinary Shares.

Distribution of Securities

Unless otherwise recommended by 75% of Liberty Global’s board and approved by an ordinary resolution of the LiLAC Class A and Class B Ordinary Shares, voting together as a single class, securities of another corporation (or securities of Liberty Global other than the LiLAC Ordinary Shares pursuant to a bonus issue) distributed to holders of LiLAC Ordinary Shares must be distributed on the basis that (i) holders of each class of LiLAC Ordinary Shares receive the identical class of securities they hold, on an equal per share basis, or (ii) holders of LiLAC Class B Ordinary Shares receive higher voting securities and holders of LiLAC Class A and Class C Ordinary Shares receive lower voting securities.	Unless otherwise approved by an affirmative vote of at least 75% of Splitco’s board, securities of another person or Splitco’s securities other than the common shares, distributed to holders of Splitco common shares must be distributed on the basis that (i) holders of each class of Splitco common shares receive the same class of securities, on an equal per share basis, or (ii) holders of Class B common shares receive higher voting securities and holders of Class A and Class C common shares receive lower voting securities.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

LiLAC Ordinary Shares Under Liberty Global Articles and English Law	Splitco Common Shares Under Memorandum of Association and Bye-laws and Bermuda Law

Unless recommended by 75% of the board and approved by an ordinary resolution of the LiLAC Class A and Class B Ordinary Shares, voting together as single class, subject to the U.K. Companies Act, the LiLAC Ordinary Shares distributed to holders of LiLAC Ordinary Shares must be distributed on the basis that: (i) holders of each class of LiLAC Ordinary Shares receive the identical class of LiLAC Ordinary Shares they hold, on an equal per share basis, or (ii) holders of each class of LiLAC Ordinary Shares receive LiLAC Class C Ordinary Shares, on an equal per share basis.	Unless otherwise approved by (75%) of Splitco’s board, Splitco common shares distributed to holders of Splitco common shares must be distributed on the basis that (i) holders of each class of Splitco common shares receive the identical class of Splitco common shares they hold, on an equal per share basis, or (ii) holders of each class of Splitco common shares receive Class C common shares, on an equal per share basis.

Preemptive Rights

Under English law, the issuance for cash of equity securities (including rights to subscribe for, or convert securities into, such equity securities) must be offered first to the existing ordinary shareholders in proportion to the respective nominal amounts (i.e., par values) of their holdings. English law permits a company’s shareholders by special resolution or a provision in a company’s articles of association to exclude preemptive rights for a period of up to five years.

The Liberty Global articles provide that, for the first five years after their adoption, the Liberty Global’s board will have authorization (without the need for further shareholder resolution) to issue and allot shares up to an aggregate nominal amount (i.e., par value) of $20,000,000 for cash, free of the statutory preemptive rights. Such exclusion of statutory preemptive rights is expected to be sought at least once every five years.

Splitco common shares have no pre-emptive rights or other rights to subscribe for additional shares.

Conversion

LiLAC Class B Ordinary Shares may be redesignated, or converted, at any time at the election of the holder, into LiLAC Class A Ordinary Shares.	Each Class B common share is convertible, at the option of the holder, into one Class A common share.

Reclassification, Sub-Division and Combination

Under the U.K. Companies Act and the Liberty Global articles, unless resolved by the affirmative vote of not less than 75% of shareholders present and voting at the relevant meeting, Liberty Global may not consolidate, divide, sub-divide or redenominate any one or more Liberty Global Ordinary Shares or LiLAC Ordinary Shares without consolidating, dividing, sub-dividing or redenominating (as the case may be) all of the Liberty	Under Splitco’s bye-laws, unless resolved by resolution adopted by the affirmative vote of not less than 75% of the board, Splitco will not reclassify, subdivide or combine a class of common shares without reclassifying, subdividing or combining each other class of common shares on an equal per share basis.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

LiLAC Ordinary Shares Under Liberty Global Articles and English Law	Splitco Common Shares Under Memorandum of Association and Bye-laws and Bermuda Law
Global Ordinary Shares or LiLAC Ordinary Shares, respectively, on an equal per share basis.

Liquidation and Dissolution

Upon Liberty Global’s liquidation, dissolution or winding up, holders of LiLAC Ordinary Shares and Liberty Global Ordinary Shares will be entitled to receive their proportionate interests, expressed in liquidation units, in any assets available for distribution to the ordinary shares (regardless of whether such assets are then attributed to the LiLAC Group or the Liberty Global Group). Pursuant to the Liberty Global articles, the liquidation units for each Liberty Global Ordinary Share and each LiLAC Ordinary Share are 1 and 0.94893, respectively.	Under the Bermuda Companies Act, upon our liquidation, the liquidator may, with the sanction of a resolution of the shareholders, divide amongst the shareholders in specie or in kind the whole or any part of the assets of the company (whether they will consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided and may determine how such division will be carried out as between the shareholders or different classes of shareholders.

Variation of Rights

Under the Liberty Global articles, rights attached to a class of shares may only be varied: (i) in such manner (if any) as may be provided by those rights; (ii) with the written consent of the holders of three-fourths (75%) in nominal amount of the issued shares of that class; or (iii) by a special resolution passed at a separate meeting of the holders of that class.	Rights attached to a class of shares may only be varied: (i) as may be provided for by the terms of issue of the relevant class; or (ii) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing one-third of the issued shares of the relevant class is present. Where the rights attached to more than one class of shares are, in the good faith opinion of not less than three-fourths (75%) of the board, varied in the same, or substantially the same, manner, such shares will together comprise a single class for the purposes of convening a separate meeting of holders of such shares.

The following are deemed not to vary the rights attaching to any class of shares, unless expressly provided by the rights attached to such shares: (i) the redesignation of any LiLAC Ordinary Shares, or fractions thereof, as Liberty Global Ordinary Shares in accordance with the Liberty Global articles, (ii) the redesignation of that, or any other, class of shares in the capital of Liberty Global as deferred shares, or fractions thereof, in accordance with the Liberty Global articles, (iii) the issue of further shares ranking pari passu with, or subsequent to, the relevant share or class of shares, (iv) the purchase or redemption by the company of its own shares, and (v) the exercise by Liberty Global’s board of its authority under certain provisions of the Liberty Global articles relating to dividends and	The creation or issue of preference shares ranking prior to common shares will not be deemed to vary the rights attached to common shares.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

LiLAC Ordinary Shares Under Liberty Global Articles and English Law	Splitco Common Shares Under Memorandum of Association and Bye-laws and Bermuda Law distributions, scrip dividends, bonus issues and in connection with a LiLAC Group disposition.

Shareholder Meetings—Meeting Requests

Under the U.K. Companies Act, meetings may be called by the board and must be called upon the request of shareholders holding not less than 5% of the paid-up capital of Liberty Global carrying the right to vote at general meetings.	Under the Bermuda Companies Act, meetings may be called by the board and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings.

Shareholder Meetings—Notice of Shareholder Meetings

Under the U.K. Companies Act, shareholders must be given at least 14 days’ notice of a general meeting (21 clear days’ notice in the case of an annual general meeting), but the accidental failure to give notice to any person does not invalidate the proceedings at a meeting.

Notice of general meetings must, among other things, specify the date and time of the meeting, place and purpose of the meeting and give notice of any special business.

Under Splitco’s bye-laws, shareholders must be given at least 10 days’ but no more than 60 days’ notice of an annual general meeting or a special general meeting, but the unintentional failure to give notice to any person does not invalidate the proceedings at a meeting.

Notice of general meetings must specify the place, the day and hour of the meeting and in the case of special general meetings, the general nature of the business to be considered.

Quorum

The Liberty Global articles provide that the necessary quorum at a general meeting will be members of that class who together represent at least the majority of the voting rights of all members of that class entitled to vote, in person or by proxy, at the relevant meeting.	Splitco’s bye-laws provide that the quorum required for a general meeting of shareholders is, except as may be otherwise provided by law or specifically provided by our bye-laws, the holders of a majority in total voting power of the issued and outstanding shares entitled to vote at the meeting represented either in person or by proxy. Splitco’s bye-laws provide that when a quorum is once present at a general meeting it is not broken by the subsequent withdrawal of any shareholders.

Advance Notice Procedures

Under the Liberty Global articles, requests by shareholders for nomination or other business to be properly brought before a general meeting must be made pursuant to a timely written request delivered to the Secretary. Such request must be generally delivered not less than 90 days nor more than 120 days prior to the first anniversary date of the general meeting for the preceding year (or, in some cases, prior to the tenth day following the announcement of the meeting) and must include, among other information, the name and address of the shareholder giving the notice, certain information relating to each person whom such shareholder proposes	Splitco’s bye-laws contain advance notice provisions for shareholders to nominate persons for election as directors or to bring other business before an annual general meeting or a special general meeting. All requests by shareholders for nomination or other business to be properly brought before an annual or special general meeting, as applicable, must be made pursuant to timely notice in proper written form to Splitco’s Secretary. Proper notice must be generally received not less than 60 days nor more than 90 days prior to the first anniversary date of the annual general meeting for the preceding year (or, in some

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

LiLAC Ordinary Shares Under Liberty Global Articles and English Law	Splitco Common Shares Under Memorandum of Association and Bye-laws and Bermuda Law to nominate for election as a director (if applicable) and a brief description of any business such shareholder proposes to bring before the meeting.

Under the U.K. Companies Act, one or more shareholders holding at least 5% of the total voting rights of all shareholders who have the right to vote on a resolution or at least 100 shareholders who have a right to vote and hold (on average) at least £100 per shareholder of paid-up share capital can require Liberty Global to give notice of any resolutions that may, and are intended to, be properly moved (i.e., put to shareholders) at the next annual general meeting (including, for the avoidance of doubt, a resolution electing a director). The request must be received at least six weeks before the relevant annual general meeting or if later, the time at which notice of the meeting is given. If so requested, Liberty Global is required to give notice of the resolution in the same manner and at the same time (or as soon as reasonably practical thereafter) as the notice of the annual general meeting.

cases, prior to the tenth day following the announcement of the meeting) and must include, among other information, the name and address of the shareholder giving the notice, certain information relating to each person whom such shareholder proposes to nominate for election as a director and, as applicable, a brief description of any business such shareholder proposes to bring before the meeting.

Under the Bermuda Companies Act, one or more shareholders holding at least 5% of the total voting rights of all shareholders who have a right to vote on a resolution or at least 100 shareholders can require the company to give notice of any resolutions which may properly be moved, and are intended to be moved, at the next annual general meeting of the company. The request must be received at the registered office of the company at least six weeks before the annual general meeting, unless the annual general meeting is called for a date six weeks or less after the request is received. A request may not propose any resolution which the shareholders would not ordinarily be entitled to vote upon under Splitco’s bye-laws, such as increasing the maximum number of directors on the Splitco board or the removal of directors without cause.

Election and Removal of Directors

Shareholders are not entitled to elect or remove directors by written consent. In each case, shareholders would have to act in a general meeting (and in the case of removal of a director, 28 days’ notice of the meeting would be required).	Shareholders may not act by written consent to elect or remove a director or auditor. In each case, shareholders would have to act in a general meeting (and in the case of removal of a director, notice of the meeting must be served on the director who is proposed for removal not less than 14 days prior to the meeting).

Where the election of a director is contested, (i.e., the total number of proposed directors exceeds the total number of directors to be elected at such general meeting), the Liberty Global articles provide a form of “plurality voting” applicable to such contested elections of directors (i.e., the directors with the greatest number of votes are elected in descending order until the number of directors to be elected at such meeting is satisfied) instead of by ordinary resolution as would normally be required for the appointment of directors.	At any meeting duly called and held for the election or re-election of directors at which a quorum is present, directors shall be elected by a plurality of the combined voting power of the outstanding shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

LiLAC Ordinary Shares Under Liberty Global Articles and English Law	Splitco Common Shares Under Memorandum of Association and Bye-laws and Bermuda Law

Remuneration of Directors

English law requires Liberty Global to hold a binding shareholder vote on remuneration policy at least once every three years.

Directors must prepare a directors’ remuneration report. The directors’ remuneration report must form part of the annual financial statements, and must be presented to the shareholders for approval at a general meeting. Remuneration payments made to directors and former directors need to be consistent with the terms of the approved remuneration policy or otherwise approved by shareholder resolution.

English law requires, in the case of officers who are considered directors under English law, that employment agreements with a guaranteed term of more than two years be subject to the prior approval of shareholders.

Directors receive such compensation for attendance at any meetings of the board (or a meeting of a Committee) and any expenses incidental to the performance of their duties as the board or a committee of the board determines.
Number of Directors

Under the U.K. Companies Act, the board must consist of at least two directors.

The Liberty Global articles require not fewer than two directors and, except as otherwise determined by a majority of the directors, not more than fifteen.

Under Bermuda law, the board must consist of at least one director.

Splitco’s bye-laws fix the number of directors at not less than three directors and not more than such maximum number of directors as the Splitco board may from time to time determine.

Terms of Directors

Except as otherwise determined by a majority of directors, the Liberty Global directors will be divided into three classes, designated as Class A, Class B and Class C respectively, and each class will consist, as nearly as possible, of a number of directors equal to one third of the total number of directors. At each succeeding annual general meeting, successors to the class of directors whose term expires at the annual general meeting will be elected for a three-year term.	Splitco’s board is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. At each succeeding annual general meeting, successors to the class of directors whose term expires at the annual general meeting will be elected for a three-year term.

Vacancies

The Liberty Global articles provide that Liberty Global shareholders may by ordinary resolution, and Liberty Global’s board may, appoint a person who is willing to act as a director, either to fill a vacancy or as an additional director.	Splitco’s bye-laws provide that vacancies on Splitco’s board will be filled only by the affirmative vote of a majority of the remaining directors then in office (even though less than a quorum) or by the sole remaining director.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

LiLAC Ordinary Shares Under Liberty Global Articles and English Law	Splitco Common Shares Under Memorandum of Association and Bye-laws and Bermuda Law

Duties of Directors

Directors’ duties are codified in the U.K. Companies Act as follows:

•    to act in accordance with the company’s constitution and exercise powers only for the purposes for which they are conferred;

•    to act in a way he or she considers, in good faith, would be most likely to promote the success of the company for the benefit of its shareholders as a whole;

•    to exercise independent judgment;

•    to exercise reasonable care, skill and diligence;

•    to avoid conflicts of interest;

•    to not accept benefits from third parties; and

At common law, directors of a company owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:

•    to act in good faith in the best interests of the company;

•    not to make a personal profit from opportunities that arise from the office of director;

•    to avoid conflicts of interest; and

•    to exercise powers for the purpose for which such powers were intended.

• to declare any interest in proposed transactions with the company.

The Bermuda Companies Act imposes a duty on directors and officers of a Bermuda company:

•    to act honestly and in good faith with a view to the best interests of the company; and

•    to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Related Party Transactions

Under English law, a director who has an interest in a proposed transaction or arrangement with Liberty Global is required to declare the nature of his/her interest at a meeting of the Liberty Global’s board or by notice. Under the Liberty Global articles (and subject to certain specified exceptions), a director is not permitted to vote on any matter in which he or she has an interest that can reasonably be regarded as giving rise to a conflict of interests with Liberty Global, unless approved by an ordinary resolution of the shareholders or by a resolution of the Liberty Global’s board.

In addition, under English law, certain transactions between a director (or a person connected with a director) and a related company are prohibited unless approved by the shareholders, such as loans, quasi-loans, credit transactions and substantial property transactions.

Under Bermuda law, if a director discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law, such director is entitled to vote in respect of any such contract or arrangement in which he or she is interested unless he or she is disqualified from voting by the chairman of the relevant meeting of the board.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

LiLAC Ordinary Shares Under Liberty Global Articles and English Law	Splitco Common Shares Under Memorandum of Association and Bye-laws and Bermuda Law

Corporate Opportunities

No equivalent provision.	Splitco has, to the extent permitted by applicable law, renounced its rights to certain business opportunities and Splitco’s bye-laws provide that no director or officer of Splitco will breach their fiduciary duty and therefore be liable to Splitco or its shareholders by reason of the fact that any such individual directs a corporate opportunity to another person or entity instead of Splitco, or does not refer or communicate information regarding such corporate opportunity to Splitco, unless (x) such opportunity was expressly offered to such person solely in his or her capacity as a director or officer of Splitco or as a director or officer of any of Splitco’s subsidiaries and (y) such opportunity relates to a line of business in which Splitco or any of its subsidiaries is then directly engaged.

Supermajority Shareholder Voting Provisions

Under the Liberty Global articles, approval by special resolution (75%) of shareholders will be required in order for Liberty Global to take the following actions (among others):

(i) approving an amendment to its articles of association;

(ii) excluding statutory preemptive rights on the allotment and issuance of securities for cash (for up to five years);

(iii) reducing Liberty Global’s share capital;

(iv) re-registering Liberty Global as a private company; or

(v) liquidating Liberty Global.

Under the Liberty Global articles, the requirement for poll voting (i.e., where each vote is counted, as opposed to voting by a show of hands) on all resolutions at general meetings may only be removed, amended or varied by a shareholders’ resolution passed unanimously at a general meeting.

Under Splitco’s bye-laws, the affirmative vote of the holders of more than 66% of the total voting power of the then issued and outstanding voting securities entitled to vote thereon, voting together as a single class, is required to amend, alter or repeal any provision of Splitco’s bye-laws or to add or insert any other provision in the bye-laws, other than in respect of a “special” bye-law (which will need the affirmative vote of holders of at least three-fourths (75%) of the total voting power and include bye-laws relating to (a) dividends and share distributions, (b) election of directors, (c) number of directors, (d) term and classes of directors, (e) removal of directors, (f) making changes to certain bye-laws specifying a corporate action requiring a supermajority shareholder voting threshold and (g) making changes to certain shareholder voting thresholds).

Under Splitco’s bye-laws, if more than 66% of Splitco’s directors then in office vote affirmatively to approve a merger, amalgamation or consolidation, then the affirmative vote of a majority (over 50%) of the total voting power of the issued and outstanding shares is required to approve such merger, amalgamation or consolidation. If 66% or less of Splitco’s directors then in office do not vote

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

LiLAC Ordinary Shares Under Liberty Global Articles and English Law	Splitco Common Shares Under Memorandum of Association and Bye-laws and Bermuda Law affirmatively to approve a merger, amalgamation or consolidation, then the affirmative vote of more than 66% of the total voting power of the issued and outstanding shares is required to approve such merger, amalgamation or consolidation.

Takeovers

An acquiring party is generally able to acquire compulsorily shares in the company in the following ways:

•    By a court-approved “scheme of arrangement.”

•    By way of a takeover offer where acceptances are received from shareholders representing 90% (in value and in voting rights) of the shares or class of shares not already owned by the offeror.

An acquiring party is generally able to acquire compulsorily shares in the company in the following ways:

•    By a court-approved “scheme of arrangement.”

•    Where the acquiring party or parties hold not less than 95% of the shares or a class of shares of the company, by acquiring, pursuant to a notice given to the remaining shareholders or class of shareholders, the shares of such remaining shareholders or class of shareholders.

•    By acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries.

Dissenter’s Rights of Appraisal

No equivalent right.	A dissenting shareholder (that did not vote in favor of a statutory amalgamation or merger) of a Bermuda exempted company is entitled to be paid the fair value of his or her shares in an amalgamation or merger as appraised by the Bermuda Supreme Court.

Shareholder Suits

Under English law, a shareholder may bring a claim against Liberty Global (i) when Liberty Global’s affairs are being or have been conducted in a manner unfairly prejudicial to the interests of all or some shareholders, including the shareholder making the claim, or (ii) when any act or omission of Liberty Global is or would be so prejudicial.

The Liberty Global articles provide that English courts will have exclusive jurisdiction with respect to any suits brought by shareholders against Liberty Global or its directors.

Class actions and derivative actions are generally not available to shareholders under Bermuda law. Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

LEGAL MATTERS

Legal matters relating to the validity of the securities to be issued in the Split-Off will be passed upon by Conyers Dill & Pearman Limited, Hamilton HM 11, Bermuda, special Bermuda legal counsel. Legal matters relating to the material U.S. federal income tax consequences of the Split-Off will be passed upon by Shearman & Sterling LLP, New York, New York.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

EXPERTS

The combined financial statements of the LatAm Group as of December 31, 2016 and for the year then ended have been included herein in reliance upon the report of KPMG LLP (U.S.), an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The combined financial statements of the LatAm Group as of December 31, 2015 and 2014 and for the years then ended have been included herein in reliance upon the report of KPMG Auditores Consultores Ltda, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Cable & Wireless Communications Limited as of March 31, 2016 and 2015 and for the years then ended have been included herein in reliance upon the report of KPMG LLP (U.K.), independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of Liberty Global’s board has selected KPMG LLP as our independent registered public accounting firm for the year ended December 31, 2017.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

BERMUDA EXCHANGE CONTROLS

Under Bermuda law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of Splitco’s common shares.

Splitco has been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on Splitco’s ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of Splitco’s common shares.

Under Bermuda law, “exempted” companies are companies formed for the purpose of conducting business outside Bermuda from a principal place of business in Bermuda. As an exempted company, we may not, without a license or consent granted by the Minister of Finance, participate in certain business transactions, including transactions involving Bermuda landholding rights and the carrying on of business of any kind for which we are not licensed in Bermuda.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

ENFORCEMENT OF CIVIL LIABILITIES UNDER UNITED STATES FEDERAL SECURITIES LAWS

We are a Bermuda exempted company. As a result, the rights of holders of Splitco’s common shares will be governed by Bermuda law and Splitco’s memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. A number of Splitco’s directors and some of the named experts referred to in this prospectus are not residents of the United States, and a substantial portion of Splitco’s assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or Splitco’s directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or Splitco’s directors or officers under the securities laws of other jurisdictions. Splitco’s registered address in Bermuda is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC under the Securities Act with respect to the Splitco common shares being distributed in the Split-Off, as contemplated by this prospectus. This prospectus is a part of, and does not contain all of the information set forth in, the Splitco Registration Statement and the exhibits and schedules to the Splitco Registration Statement. For further information with respect to the company and our common, refer to the Splitco Registration Statement, including its exhibits and schedules. Statements made in this prospectus relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the Splitco Registration Statement for copies of the actual contract or document.

Upon the effectiveness of the Splitco Registration Statement, of which this prospectus forms a part, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. You may read and copy any document that Splitco files with the SEC, including the Splitco Registration Statement, including its exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. You may also inspect such filings on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this prospectus is not incorporated by reference in this prospectus.

You may request a copy of any of our filings with the SEC at no cost, by writing or telephoning the office of:

Liberty Latin America Ltd.

1550 Wewatta Street

Suite 1000

Denver, Colorado 80202

Telephone: (303) [●]

We intend to furnish holders of our common shares with annual reports containing combined financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent public accounting firm.

For additional information regarding Liberty Global and its subsidiaries, you may read and copy Liberty Global’s periodic reports, proxy statements and other information publicly filed by Liberty Global at the SEC’s Public Reference Room or on the SEC’s website, and you may contact Liberty Global at the contact information set forth therein.

You may request a copy of any of Liberty Global’s filings with the SEC at no cost, by writing or telephoning the office of:

Liberty Global plc

1550 Wewatta Street

Suite 1000

Denver, Colorado 80202

Telephone: (303) 220-6600

Before the Split-Off, if you have questions relating to the Split-Off, you should contact the office of Investor Relations of Liberty Global at the address and telephone number above.

If you have questions relating to Splitco following the Split-Off, you should contact the office of Investor Relations of Liberty Global at the address and telephone number above.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this prospectus.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

FINANCIAL STATEMENTS AND OTHER INFORMATION

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See Note 1)

CONDENSED COMBINED BALANCE SHEETS

(unaudited)

	June 30, 2017	December 31, 2016
	in millions
ASSETS
Current assets:
Cash and cash equivalents	$598.9	$552.6
Trade and other receivables, net	539.7	531.6
Prepaid expenses	71.3	86.6
Loans receivable—related party (note 11)	—	86.2
Other current assets (notes 5 and 11)	224.4	252.2

Total current assets	1,434.3	1,509.2
Property and equipment, net (note 7)	4,051.4	3,860.9
Goodwill (note 7)	6,148.3	6,353.5
Intangible assets subject to amortization, net (note 7)	1,276.9	1,234.5
Intangible assets not subject to amortization (note 7)	607.5	607.2
Deferred income taxes (note 9)	169.1	103.7
Derivative instruments (note 5)	107.8	139.0
Other assets, net (notes 4 and 6)	344.2	335.9

Total assets	$14,139.5	$14,143.9

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$261.0	$219.4
Deferred revenue and advance payments	196.3	181.1
Current portion of debt and capital lease obligations (note 8)	200.1	150.8
Accrued capital expenditures	73.2	87.6
Accrued payroll and employee benefits	60.5	66.7
Accrued interest	110.5	115.6
Other accrued and current liabilities (notes 5 and 13)	475.7	526.8

Total current liabilities	1,377.3	1,348.0
Long-term debt and capital lease obligations (note 8)	6,007.4	5,897.1
Deferred tax liabilities	633.6	637.9
Deferred revenue and advance payments	247.8	254.8
Other long-term liabilities (notes 5 and 13)	331.3	345.7

Total liabilities	8,597.4	8,483.5

Commitments and contingencies (notes 5, 8, 9, 15 and 17)
Combined equity (note 10):
Parent entities:
Accumulated net contributions	4,396.1	4,428.9
Accumulated loss	(266.6)	(232.6)
Accumulated other comprehensive loss, net of taxes	(66.2)	(16.7)

Total combined equity attributable to parent entities	4,063.3	4,179.6
Noncontrolling interests	1,478.8	1,480.8

Total combined equity	5,542.1	5,660.4

Total liabilities and combined equity	$14,139.5	$14,143.9

The accompanying notes are an integral part of these condensed combined financial statements.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See Note 1)

CONDENSED COMBINED STATEMENTS OF OPERATIONS

(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	in millions, except per share amounts
Revenue (note 16)	$920.9	$602.9	$1,831.8	$906.8

Operating costs and expenses (exclusive of depreciation and amortization, shown separately below):
Programming and other direct costs of services	224.5	149.2	446.4	233.1
Other operating (note 11)	159.4	102.3	321.1	152.4
Selling, general and administrative (SG&A)	172.0	123.5	351.0	173.3
Related-party fees and allocations (note 11)	3.0	2.1	6.0	4.2
Depreciation and amortization	192.9	126.1	386.8	178.4
Impairment, restructuring and other operating items, net (notes 3 and 13)	10.4	120.6	23.8	126.3

	762.2	623.8	1,535.1	867.7

Operating income (loss)	158.7	(20.9)	296.7	39.1

Non-operating income (expense):
Interest expense	(96.2)	(76.4)	(190.5)	(130.5)
Realized and unrealized losses on derivative instruments, net (note 5)	(9.2)	(45.4)	(36.5)	(190.1)
Foreign currency transaction gains (losses), net	(16.8)	37.4	(2.3)	125.0
Gains (losses) on debt modification and extinguishment, net (note 8)	(27.8)	1.5	(27.8)	1.5
Other income (expense), net (note 11)	(0.3)	(0.4)	2.5	(0.1)

	(150.3)	(83.3)	(254.6)	(194.2)

Earnings (loss) before income taxes	8.4	(104.2)	42.1	(155.1)
Income tax expense (note 9)	(21.1)	(11.4)	(44.2)	(0.3)

Net loss	(12.7)	(115.6)	(2.1)	(155.4)
Net earnings attributable to noncontrolling interests	(15.5)	(7.8)	(31.9)	(7.4)

Net loss attributable to parent entities	$(28.2)	$(123.4)	$(34.0)	$(162.8)

Unaudited pro forma net loss attributable to parent entities per ordinary share—basic (note 14)	$(0.16)	$(1.12)	$(0.20)	$(2.12)

The accompanying notes are an integral part of these condensed combined financial statements.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See Note 1)

CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE LOSS

(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	in millions
Net loss	$(12.7)	$(115.6)	$(2.1)	$(155.4)

Other comprehensive earnings (loss), net of taxes:
Foreign currency translation adjustments	(41.6)	(28.8)	(52.2)	(37.3)
Pension-related adjustments and other, net	4.6	(1.6)	2.1	(4.9)

Other comprehensive loss	(37.0)	(30.4)	(50.1)	(42.2)

Comprehensive loss	(49.7)	(146.0)	(52.2)	(197.6)
Comprehensive earnings attributable to noncontrolling interests	(15.4)	(7.1)	(31.3)	(6.7)

Comprehensive loss attributable to parent entities	$(65.1)	$(153.1)	$(83.5)	$(204.3)

The accompanying notes are an integral part of these condensed combined financial statements.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See Note 1)

CONDENSED COMBINED STATEMENT OF EQUITY

(unaudited)

	Parent entities				Non- controlling interests	Total combined equity
	Accumulated net contributions	Accumulated deficit	Accumulated other comprehensive loss, net of taxes	Total combined equity attributable to parent entities
	in millions
Balance at January 1, 2017	$4,428.9	$(232.6)	$(16.7)	$4,179.6	$1,480.8	$5,660.4
Net loss	—	(34.0)	—	(34.0)	31.9	(2.1)
Other comprehensive loss	—	—	(49.5)	(49.5)	(0.6)	(50.1)
Distribution to parent entities (note 10)	(40.9)	—	—	(40.9)	—	(40.9)
Distributions to noncontrolling interest owners (note 10)	—	—	—	—	(33.3)	(33.3)
Share-based compensation (note 12)	6.6	—	—	6.6	—	6.6
Other, net	1.5	—	—	1.5	—	1.5

Balance at June 30, 2017	$4,396.1	$(266.6)	$(66.2)	$4,063.3	$1,478.8	$5,542.1

The accompanying notes are an integral part of these condensed combined financial statements.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See Note 1)

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(unaudited)

	Six months ended June 30,
	2017	2016
	in millions
Cash flows from operating activities:
Net loss	$(2.1)	$(155.4)
Adjustments to reconcile net loss to net cash provided by operating activities:
Share-based compensation expense	8.6	5.0
Related-party fees and allocations	6.0	4.2
Depreciation and amortization	386.8	178.4
Impairment, restructuring and other operating items, net	23.8	126.3
Amortization of deferred financing costs and non-cash interest	(7.7)	0.2
Realized and unrealized losses on derivative instruments, net	36.5	190.1
Foreign currency transaction losses (gains), net	2.3	(125.0)
Losses (gains) on debt modification, net	27.8	(1.5)
Deferred income tax benefit	(50.6)	(5.5)
Changes in operating assets and liabilities, net of the effects of acquisitions and dispositions	(132.0)	(111.0)

Net cash provided by operating activities	299.4	105.8

Cash flows from investing activities:
Capital expenditures	(248.3)	(181.6)
Cash received in connection with acquisitions, net of cash acquired	—	17.0
Advances to related parties, net	—	(6.8)
Other investing activities, net	(4.3)	0.6

Net cash used by investing activities	$(252.6)	$(170.8)

Cash flows from financing activities:
Borrowings of third-party debt	$218.4	$1,094.0
Repayments and repurchases of third-party debt and capital lease obligations	(121.6)	(753.8)
Distributions to parent entities	(40.9)	—
Distributions to noncontrolling interest owners	(33.3)	(26.1)
Other financing activities, net	(20.4)	(31.2)

Net cash provided by financing activities	2.2	282.9

Effect of exchange rate changes on cash	(2.7)	8.2

Net increase in cash and cash equivalents	46.3	226.1
Cash and cash equivalents:
Beginning of period	552.6	274.5

End of period	$598.9	$500.6

Cash paid for interest	$206.4	$117.4

Net cash paid for taxes	$55.4	$64.6

The accompanying notes are an integral part of these condensed combined financial statements.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

Notes to Condensed Combined Financial Statements

June 30, 2017

(unaudited)

(1)	Basis of Presentation

General

The accompanying condensed combined financial statements represent a combination of the historical financial information of certain subsidiaries of Liberty Global plc (Liberty Global). These entities (collectively referred to herein as the “LatAm Group”), which own and operate Liberty Global’s broadband and wireless communications operations in Latin America and the Caribbean, are expected to be split-off from Liberty Global pursuant to a transaction (the Split-Off) in which we expect all LiLAC Shares, as defined below, to be converted on a one-for-one basis into new corresponding class of shares of Liberty Latin America Ltd. (Splitco), which is a new holding company that is expected to be the ultimate parent of the entities comprising the LatAm Group.

The primary Liberty Global subsidiaries that comprise the LatAm Group include (i) LGE Coral Holdco Limited and its subsidiaries, which include Cable & Wireless Communications Limited (CWC), (ii) VTR Finance B.V. (VTR Finance) and its subsidiaries, which include VTR.com SpA (VTR), (iii) Lila Chile Holding B.V., which is the parent entity of VTR Finance, and (iv) LiLAC Communications Inc. (LiLAC Communications) and its subsidiaries, which include Liberty Cablevision of Puerto Rico LLC (Liberty Puerto Rico), an entity in which Liberty Global owns a 60.0% interest. In these notes, the terms “we,” “our,” “our company” and “us” refer to the LatAm Group. All significant intercompany accounts and transactions have been eliminated in the condensed combined financial statements.

The LatAm Group provides residential and business-to-business (B2B) services in (i) 18 countries, predominantly in Latin America and the Caribbean, through CWC, (ii) Chile through VTR and (iii) Puerto Rico through Liberty Puerto Rico. CWC also provides (a) B2B services in certain other countries in Latin America and the Caribbean and (b) wholesale services over its sub-sea and terrestrial networks that connect over 40 markets in that region. CWC owns less than 100% of certain of its consolidated subsidiaries, including Cable & Wireless Panama, SA (a 49.0%-owned entity that owns most of our operations in Panama), The Bahamas Telecommunications Company Limited (a 49.0%-owned entity that owns all of our operations in the Bahamas), Cable & Wireless Jamaica Limited (an 82.0%-owned entity that owns the majority of our operations in Jamaica) and Cable & Wireless Barbados Limited (CW Barbados), an 81.1%-owned entity that owns the majority of our operations in Barbados. For information regarding the acquisition of all issued and outstanding common shares of CW Barbados not already owned, see note 17.

The accompanying condensed combined financial statements have been prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP). Accordingly, these financial statements do not include all of the information required by U.S. GAAP for complete financial statements. In the opinion of management, these financial statements reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the results of operations for the interim periods presented. The results of operations for any interim period are not necessarily indicative of results for the full year. These unaudited condensed combined financial statements should be read in conjunction with our 2016 combined financial statements and notes thereto included in our 2016 annual report.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates and assumptions are used in accounting for, among other things, the valuation of acquisition-related assets and

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

Notes to Condensed Combined Financial Statements—(Continued)

June 30, 2017

(unaudited)

liabilities, allowances for uncollectible accounts, programming and copyright costs, deferred income taxes and related valuation allowances, loss contingencies, fair value measurements, impairment assessments, capitalization of internal costs associated with construction and installation activities, useful lives of long-lived assets, share-based compensation and actuarial liabilities associated with certain benefit plans. Actual results could differ from those estimates.

Unless otherwise indicated, ownership percentages and convenience translations into United States (U.S.) dollars are calculated as of June 30, 2017.

These unaudited condensed combined financial statements reflect our consideration of the accounting and disclosure implications of subsequent events through September 22, 2017, the date of issuance.

LiLAC Transaction

On July 1, 2015, Liberty Global completed the “LiLAC Transaction,” pursuant to which each holder of Class A, Class B and Class C Liberty Global ordinary shares (Liberty Global Shares) received one share of the corresponding class of “LiLAC Shares” for each 20 Liberty Global Shares held as of the record date for such distribution. Accordingly, Liberty Global issued 12,625,362 Class A, 523,626 Class B and 30,776,883 Class C LiLAC Shares upon the completion of the LiLAC Transaction. The LiLAC Shares are tracking shares, which are intended to reflect or “track” the economic performance of Liberty Global’s “LiLAC Group” rather than the economic performance of Liberty Global as a whole. The LiLAC Group comprises the same entities as the LatAm Group. As further described below, in connection with the anticipated Split-Off, the LiLAC Shares will effectively be replaced by corresponding classes of shares of Splitco that will own the entities comprising the LatAm Group.

Split-Off of the LatAm Group from Liberty Global

Following the Split-Off, Liberty Global and Splitco will operate independently. In connection with the Split-Off, Splitco expects to enter into certain agreements with Liberty Global, including a reorganization agreement, a tax sharing agreement, a services agreement and a facilities sharing agreement. The reorganization agreement will provide for, among other things, the principal corporate transactions (including the internal restructuring) required to effect the Split-Off, certain conditions to the Split-Off and provisions governing the relationship between Splitco and Liberty Global with respect to and resulting from the Split-Off. Under the tax sharing agreement, tax liabilities and tax benefits relating to taxable periods before and after the Split-Off will be computed and apportioned between Splitco and Liberty Global, and responsibility for payment of those tax liabilities (including any taxes attributable to the Split-Off and related internal restructurings) and use of those tax benefits will be allocated between Splitco and Liberty Global. Furthermore, the tax sharing agreement will set forth the rights of Splitco and Liberty Global in respect of the preparation and filing of tax returns, the handling of audits or other tax proceedings and assistance and cooperation and other matters, in each case, for taxable periods ending on or before or that otherwise include the date of the Split-Off. Under the services agreement, which may continue in effect for a period of up to two years following the Split-Off, with the option to renew for one or more one-year periods Liberty Global will provide Splitco with specified services that Splitco may request or require. Under the facilities sharing agreement, which may continue in effect for a period of up to three years following the Split-Off, Splitco will share corporate office facilities with Liberty Global. Splitco will pay a sharing fee for use of the office based on a comparable fair market rental rate and an estimate of the usage of the office facilities by or on behalf of Splitco.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

Notes to Condensed Combined Financial Statements—(Continued)

June 30, 2017

(unaudited)

(2)	Accounting Change and Recent Accounting Pronouncements

Accounting Change

In January 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2017-04, Simplifying the Test for Goodwill Impairment (ASU 2017-04), which eliminates the requirement to estimate the implied fair value of a reporting unit’s goodwill as determined following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Instead, a company should recognize any goodwill impairment by comparing the fair value of a reporting unit to its carrying amount. We early-adopted ASU 2017-04 effective January 1, 2017. The adoption of ASU 2017-04, which reduces the complexity surrounding the evaluation of our goodwill for impairment, had no immediate impact on our impairment evaluations.

Recent Accounting Pronouncements

ASU 2014-09

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09, as amended by ASU No. 2015-14, will replace existing revenue recognition guidance when it becomes effective for annual and interim reporting periods beginning after December 15, 2017. This new standard permits the use of either the retrospective or cumulative effect transition method. We will adopt ASU 2014-09 effective January 1, 2018 using the cumulative effect transition method. While we are continuing to evaluate the effect that ASU 2014-09 will have on our combined financial statements, we have identified a number of our current revenue recognition policies that will be impacted by ASU 2014-09, including the accounting for (i) time-limited discounts and free service periods provided to our customers and (ii) certain up-front fees charged to our customers. Although we continue to evaluate the impacts of adopting ASU 2014-09, our current views are as follows:

•	When we enter into contracts to provide services to our customers, we often provide time-limited discounts or free service periods. Under current accounting rules, we recognize revenue net of discounts during the promotional periods and do not recognize any revenue during free service periods. Under ASU 2014-09, revenue recognition for those contracts that contain substantive termination penalties will be accelerated, as the impact of the discounts or free service periods will be recognized uniformly over the contractual period. For contracts that do not have substantive termination penalties, we will continue to record the impacts of partial or full discounts during the applicable promotional periods.

•	When we enter into contracts to provide services to our customers, we often charge installation or other up-front fees. Under current accounting rules, installation fees related to services provided over our cable networks are recognized as revenue during the period in which the installation occurs to the extent these fees are equal to or less than direct selling costs. Under ASU 2014-09, these fees will generally be deferred and recognized as revenue over the contractual period, or longer if the up-front fee results in a material renewal right.

•

ASU 2014-09 will require the identification of deliverables in contracts with customers that qualify as performance obligations. The transaction price receivable from customers will be allocated between our performance obligations under contracts on a relative stand-alone selling price basis. Currently, we

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

Notes to Condensed Combined Financial Statements—(Continued)

June 30, 2017

(unaudited)

offer handsets under a subsidized contract model, whereby upfront revenue recognition is limited to the upfront cash collected from the customer as the remaining monthly fees to be received from the customer, including fees that may be associated with the handset, are contingent upon delivering future airtime. This limitation will no longer be applied under ASU 2014-09. The primary impact on revenue reporting will be that when we sell subsidized handsets together with airtime services to customers, revenue allocated to handsets and recognized when control of the device passes to the customer will increase and revenue recognized as services are delivered will decrease.

ASU 2014-09 will also impact our accounting for certain upfront costs directly associated with obtaining and fulfilling customer contracts. Under our current policy, these costs are expensed as incurred unless the costs are in the scope of another accounting topic that allows for capitalization. Under ASU 2014-09, the upfront costs associated with contracts that have substantive termination penalties and a term of one year or more will be recognized as assets and amortized to other operating expenses over the applicable period benefitted. Although the impact of the accounting change for the upfront costs will be dependent on numerous factors, including the number and terms of new subscriber contracts added during any given period, we do not expect the initial or ongoing impact of this accounting change to be material based on our assessments of the current practices and contracts in effect in our various markets.

Although the ultimate impact of adopting ASU 2014-09 for both revenue recognition and costs to obtain and fulfill contracts will depend on numerous factors, including the promotions and offers in place during the period leading up to and after the adoption of ASU 2014-09, we currently do not expect the adoption of ASU 2014-09 to have a material impact on our revenue, operating expenses or financial position.

ASU 2016-02

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASU 2016-02), which, for most leases, will result in lessees recognizing lease assets and lease liabilities on the balance sheet with additional disclosures about leasing arrangements. ASU 2016-02 requires lessees and lessors to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The modified retrospective approach also includes a number of optional practical expedients an entity may elect to apply. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. We will adopt ASU 2016-02 on January 1, 2019. Although we are currently evaluating the effect that ASU 2016-02 will have on our combined financial statements, the main impact of the adoption of this standard will be the recognition of lease assets and lease liabilities in our combined balance sheets for those leases classified as operating leases under previous U.S. GAAP. ASU 2016-02 will not have significant impacts on our combined statements of operations or cash flows.

ASU 2017-07

In March 2017, the FASB issued ASU No. 2017-07, Improving the Presentation of the Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (ASU 2017-07), which changes the presentation of periodic benefit cost components. Under ASU 2017-07, we will continue to present the service component of our net benefit cost as a component of operating income but present the other components of our net benefit cost computation, which can include credits, within non-operating income (expense) in our combined statements of operations. ASU 2017-07 is effective for annual reporting periods beginning after December 15, 2017, including

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

Notes to Condensed Combined Financial Statements—(Continued)

June 30, 2017

(unaudited)

interim periods within those fiscal years, with early adoption permitted for interim or annual periods. We are currently evaluating the effect that ASU 2017-07 will have on our combined financial statements and related disclosures.

(3)	Acquisitions

CWC. On May 16, 2016, we acquired CWC for shares of Liberty Global (the CWC Acquisition). The CWC Acquisition triggered regulatory approval requirements in certain jurisdictions in which CWC operates. The regulatory authorities in certain of these jurisdictions, including the Bahamas, Jamaica, Trinidad and Tobago and the Seychelles, have not completed their review of the CWC Acquisition or granted their approval. While we expect to receive all outstanding approvals, such approvals may include binding conditions or requirements that could have an adverse impact on CWC’s operations and financial condition.

For accounting purposes, the CWC Acquisition was treated as the acquisition of CWC by the LatAm Group. In this regard, the equity and cash consideration paid to acquire CWC is set forth below (in millions):

Class A Liberty Global Shares (a)	$1,167.2
Class C Liberty Global Shares (a)	2,803.5
Class A LiLAC Shares (a)	144.1
Class C LiLAC Shares (a)	375.3
Special Dividend (b)	193.8

Total	$4,683.9

(a)	Represents the fair value of the 31,607,008 Class A Liberty Global Shares, 77,379,774 Class C Liberty Global Shares, 3,648,513 Class A LiLAC Shares and 8,939,316 Class C LiLAC Shares issued to CWC shareholders in connection with the CWC Acquisition. These amounts are based on the market price per share at closing on May 16, 2016 of $36.93, $36.23, $39.50 and $41.98, respectively. On July 1, 2016, a total of 117,430,965 Class A and Class C LiLAC Shares were issued to holders of Class A and Class C Liberty Global Shares in recognition of the Liberty Global Shares that were issued to acquire CWC (the LiLAC Distribution).
(b)	Represents the Special Dividend of £0.03 ($0.04 at the transaction date) per CWC share paid pursuant to the scheme arrangement based on 4,433,222,313 outstanding shares of CWC on May 16, 2016.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

Notes to Condensed Combined Financial Statements—(Continued)

June 30, 2017

(unaudited)

We have accounted for the CWC Acquisition using the acquisition method of accounting, whereby the total purchase price was allocated to the acquired identifiable net assets of CWC based on assessments of their respective fair values, and the excess of the purchase price over the fair values of these identifiable net assets was allocated to goodwill. A summary of the purchase price and the opening balance sheet of CWC at the May 16, 2016 acquisition date is presented in the following table. The opening balance sheet presented below reflects our final purchase price allocation (in millions):

Cash and cash equivalents	$210.8
Other current assets	578.5
Property and equipment, net	2,914.2
Goodwill (a)	5,410.8
Intangible assets subject to amortization, net (b)	1,416.0
Other assets, net	511.3
Current portion of debt and capital lease obligations	(94.1)
Other accrued and current liabilities	(753.2)
Long-term debt and capital lease obligations	(3,305.4)
Other long-term liabilities	(751.8)
Noncontrolling interests (c)	(1,453.2)

Total purchase price (d)	$4,683.9

(a)	The goodwill recognized in connection with the CWC Acquisition is primarily attributable to (i) the ability to take advantage of CWC’s existing terrestrial and sub-sea networks to gain immediate access to potential customers and (ii) synergies that are expected to be achieved through the integration of CWC with other operations in the LatAm Group.
(b)	Amount primarily includes intangible assets related to customer relationships. The preliminary assessment of the weighted average useful life of CWC’s intangible assets at the May 16, 2016 acquisition date was approximately nine years.
(c)	Represents the estimated aggregate fair value of the noncontrolling interests in CWC’s subsidiaries as of May 16, 2016.
(d)	The total purchase price (i) includes the issuance of Liberty Global Shares and LiLAC Shares that were collectively valued at $4,490.1 million and a special cash dividend of $193.8 million and (ii) excludes direct acquisition costs of $135.0 million, most of which were incurred during 2016. Direct acquisition costs are included in impairment, restructuring and other operating items, net, in our condensed combined statements of operations.

Carve-out Entities. In connection with the CWC Acquisition in 2016 and CWC’s acquisition of Columbus International Inc. and its subsidiaries (collectively, Columbus) in 2015 (the Columbus Acquisition), certain entities (the Carve-out Entities) that hold licenses granted by the U.S. Federal Communications Commission (the FCC) were transferred to entities not controlled by CWC (collectively, New Cayman). The arrangements with respect to the Carve-out Entities, which were executed in connection with the Columbus Acquisition and the CWC Acquisition, contemplated that upon receipt of regulatory approval, we would acquire the Carve-out Entities. On March 8, 2017, the FCC granted its approval for our acquisition of the Carve-out Entities. Accordingly, on April 1, 2017, subsidiaries of CWC acquired the Carve-out Entities (the CWC Carve-out Acquisition) for an aggregate purchase price of $86.2 million, which represents the amount due under notes receivable that were exchanged for the equity of the Carve-out Entities.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

Notes to Condensed Combined Financial Statements—(Continued)

June 30, 2017

(unaudited)

Pro Forma Information

The following unaudited pro forma condensed combined operating results give effect to the CWC Acquisition as if it had been completed as of January 1, 2015. No effect has been given to the CWC Carve-out Acquisition as the assumed completion of this acquisitions on January 1, 2016 would not have had a significant impact on our results of operations for the three and six months ended June 30, 2016. These pro forma amounts are not necessarily indicative of the operating results that would have occurred if this transaction had occurred on such date. The pro forma adjustments are based on certain assumptions that we believe are reasonable.

	Three months ended June 30, 2016	Six months ended June 30, 2016
	in millions, except per share amounts
Revenue	$892.9	$1,804.2

Net earnings attributable to parent entities	$42.3	$92.3

Net earnings attributable to parent entities per ordinary share—basic (a)	$0.24	$0.53

(a)	The earnings per ordinary share calculation is based upon 174,013,519 and 174,010,622, respectively, pro forma weighted average ordinary shares outstanding. These weighted average ordinary shares are based on the corresponding pro forma weighted average share figures that are detailed in note 14, as further adjusted to reflect the shares issued in the CWC Acquisition and the LiLAC Distribution as if those transactions had occurred on January 1, 2015. For additional information with respect to the pro forma shares outstanding, see note 14.

(4)	Investments

A subsidiary of CWC owns a 49% interest in Telecommunications Services of Trinidad and Tobago Limited (TSTT). Our investment in TSTT, which we carry at the lower of cost of net realizable value, is included in other assets, net, in our condensed combined balance sheets. Pursuant to certain conditions to the regulatory approval of the Columbus Acquisition, we are required to dispose of our investment in TSTT by September 30, 2017. We cannot predict when, or if, we will be able to dispose of this investment at an acceptable price. As of June 30, 2017, the carrying value of our investment in TSTT was $93.2 million.

(5)	Derivative Instruments

In general, we seek to enter into derivative instruments to protect against (i) foreign currency movements, particularly with respect to borrowings that are denominated in a currency other than the functional currency of the borrowing entity, (ii) increases in the interest rates on our variable-rate debt and (iii) decreases in the market prices of certain publicly traded securities that we own. In this regard, through our subsidiaries, we have entered into various derivative instruments to manage interest rate exposure and foreign currency exposure with respect to the U.S. dollar ($), the British pound sterling (£), the Chilean peso (CLP), the Jamaican dollar (JMD). With the exception of a limited number of our foreign currency forward contracts, we do not apply hedge accounting to our derivative instruments. Accordingly, changes in the fair values of most of our derivative instruments are recorded in realized and unrealized gains or losses on derivative instruments, net, in our condensed combined statements of operations.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

Notes to Condensed Combined Financial Statements—(Continued)

June 30, 2017

(unaudited)

The following table provides details of the fair values of our derivative instrument assets and liabilities:

	June 30, 2017			December 31, 2016
	Current (a)	Long-term (a)	Total	Current (a)	Long-term (a)	Total
	in millions
Assets:
Cross-currency and interest rate derivative contracts (b)	$6.3	$107.0	$113.3	$6.9	$139.0	$145.9
Foreign currency forward and option contracts	2.8	0.8	3.6	0.3	—	0.3

Total	$9.1	$107.8	$116.9	$7.2	$139.0	$146.2

Liabilities:
Cross-currency and interest rate derivative contracts (b)	$27.8	$14.6	$42.4	$24.6	$28.9	$53.5
Foreign currency forward and option contracts	2.4	—	2.4	4.2	—	4.2

Total	$30.2	$14.6	$44.8	$28.8	$28.9	$57.7

(a)	Our current derivative assets, current derivative liabilities and long-term derivative liabilities are included in other current assets, other accrued and current liabilities, and other long-term liabilities, respectively, in our condensed combined balance sheets.
(b)	We consider credit risk relating to our and our counterparties’ nonperformance in the fair value assessment of our derivative instruments. In all cases, the adjustments take into account offsetting liability or asset positions within each of our primary borrowing groups (as defined and described in note 8). The changes in the credit risk valuation adjustments associated with our cross-currency and interest rate derivative contracts resulted in a net gain (loss) of ($1.9 million) and $4.2 million during the three months ended June 30, 2017 and 2016, respectively, and $5.4 million and $8.7 million during the six months ended June 30, 2017 and 2016, respectively. These amounts are included in realized and unrealized losses on derivative instruments, net, in our condensed combined statements of operations. For further information regarding our fair value measurements, see note 6.

The details of our realized and unrealized losses on derivative instruments, net, are as follows:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	in millions
Cross-currency and interest rate derivative contracts	$(11.8)	$(43.6)	$(37.3)	$(181.2)
Foreign currency forward contracts	2.6	(1.8)	0.8	(8.9)

Total	$(9.2)	$(45.4)	$(36.5)	$(190.1)

The net cash received or paid related to our derivative instruments is classified as an operating, investing or financing activity in our condensed combined statements of cash flows based on the objective of the derivative instrument and the classification of the applicable underlying cash flows. For foreign currency forward contracts

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

Notes to Condensed Combined Financial Statements—(Continued)

June 30, 2017

(unaudited)

that are used to hedge capital expenditures, the net cash received or paid is classified as an adjustment to capital expenditures in our condensed combined statements of cash flows. For derivative contracts that are terminated prior to maturity, the cash paid or received upon termination that relates to future periods is classified as a financing activity. The classification of these net cash inflows (outflows) is as follows:

	Six months ended June 30,
	2017	2016
	in millions
Operating activities	$(18.2)	$2.8
Investing activities	(1.6)	(0.4)

Total	$(19.8)	$2.4

Counterparty Credit Risk

We are exposed to the risk that the counterparties to the derivative instruments of our subsidiary borrowing groups will default on their obligations to us. We manage these credit risks through the evaluation and monitoring of the creditworthiness of, and concentration of risk with, the respective counterparties. In this regard, credit risk associated with our derivative instruments is spread across a relatively broad counterparty base of banks and financial institutions. With the exception of a limited number of instances where we have required a counterparty to post collateral, neither party has posted collateral under the derivative instruments of our subsidiary borrowing groups. At June 30, 2017, our exposure to counterparty credit risk included derivative assets with an aggregate fair value of $101.4 million.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

Notes to Condensed Combined Financial Statements—(Continued)

June 30, 2017

(unaudited)

Details of our Derivative Instruments

Cross-currency Derivative Contracts

As noted above, we are exposed to foreign currency exchange rate risk in situations where our debt is denominated in a currency other than the functional currency of the operations whose cash flows support our ability to repay or refinance such debt. Although we generally seek to match the denomination of our and our subsidiaries’ borrowings with the functional currency of the operations that are supporting the respective borrowings, market conditions or other factors may cause us to enter into borrowing arrangements that are not denominated in the functional currency of the underlying operations (unmatched debt). Our policy is generally to provide for an economic hedge against foreign currency exchange rate movements by using derivative instruments to synthetically convert unmatched debt into the applicable underlying currency. At June 30, 2017, substantially all of our debt was either directly or synthetically matched to the applicable functional currencies of the underlying operations. The following table sets forth the total notional amounts and the related weighted average remaining contractual life of our cross-currency swap contracts at June 30, 2017:

Borrowing group	Notional amount due from counterparty	Notional amount due to counterparty		Weighted average remaining life
	in millions			in years
CWC	$108.3	JMD	13,817.5	5.5
	£146.7		$194.3	1.7
VTR Finance	$1,400.0	CLP	951,390.0	4.8

Interest Rate Derivative Contracts

As noted above, we enter into interest rate swaps to protect against increases in the interest rates on our variable-rate debt. Pursuant to these derivative instruments, we typically pay fixed interest rates and receive variable interest rates on specified notional amounts. The following table sets forth the total U.S. dollar equivalents of the notional amounts and the related weighted average remaining contractual life of our interest rate swap contracts at June 30, 2017:

Borrowing group	Notional amount due from counterparty	Weighted average remaining life
	in millions	in years
CWC (a)	$2,225.0	6.6
Liberty Puerto Rico	$675.0	3.8

(a)	Includes forward-starting derivative instruments.

Basis Swaps

Our basis swaps involve the exchange of attributes used to calculate our floating interest rates, including (i) the benchmark rate, (ii) the underlying currency and/or (iii) the borrowing period. We typically enter into these swaps to optimize our interest rate profile based on our current evaluations of yield curves, our risk

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

Notes to Condensed Combined Financial Statements—(Continued)

June 30, 2017

(unaudited)

management policies and other factors. At June 30, 2017, the U.S. dollar equivalent of the notional amounts of these derivative instruments, including forward-starting derivative instruments, was $2,225.0 million and the related weighted average remaining contractual life of our basis swap contracts was 1.0 year.

Interest Rate Caps

We enter into interest rate cap agreements that lock in a maximum interest rate if variable rates rise, but also allow our company to benefit from declines in market rates. At June 30, 2017, the total U.S. dollar equivalent of the notional amounts of our interest rate caps was $436.3 million.

Impact of Derivative Instruments on Borrowing Costs

The impact of the derivative instruments that mitigate our foreign currency and interest rate risk, as described above, on our borrowing costs is as follows:

Borrowing group	Increase (decrease) to borrowing costs at June 30, 2017 (a)
CWC	0.47%
VTR Finance	(0.52)%
Liberty Puerto Rico	0.86%

(a)	Represents the effect of derivative instruments in effect at June 30, 2017 and does not include forward-starting derivative instruments.

Foreign Currency Forwards

Certain of our subsidiaries enter into foreign currency forward contracts with respect to non-functional currency exposure. As of June 30, 2017, the total U.S. dollar equivalent of the notional amount of foreign currency forward contracts was $308.7 million.

(6)	Fair Value Measurements

We use the fair value method to account for our derivative instruments and the available-for-sale method to account for our investment in the U.K. Government Gilts. The reported fair values of our derivative instruments as of June 30, 2017 likely will not represent the value that will be paid or received upon the ultimate settlement or disposition of these assets and liabilities, as we expect that the values realized generally will be based on market conditions at the time of settlement, which may occur at the maturity of the derivative instrument or at the time of the repayment or refinancing of the underlying debt instrument.

U.S. GAAP provides for a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. We record transfers of assets or liabilities into or out of Levels 1, 2 or 3 at the beginning of the quarter during which the transfer occurred. During the six months ended June 30, 2017, no such transfers were made.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

Notes to Condensed Combined Financial Statements—(Continued)

June 30, 2017

(unaudited)

All of our Level 2 inputs (interest rate futures, swap rates and certain of the inputs for our weighted average cost of capital calculations) and certain of our Level 3 inputs (forecasted volatilities and credit spreads) are obtained from pricing services. These inputs, or interpolations or extrapolations thereof, are used in our internal models to calculate, among other items, yield curves, forward interest and currency rates and weighted average cost of capital rates. In the normal course of business, we receive market value assessments from the counterparties to our derivative contracts. Although we compare these assessments to our internal valuations and investigate unexpected differences, we do not otherwise rely on counterparty quotes to determine the fair values of our derivative instruments. The midpoints of applicable bid and ask ranges generally are used as inputs for our internal valuations.

In order to manage our interest rate and foreign currency exchange risk, we have entered into various derivative instruments, as further described in note 5. The recurring fair value measurements of these derivative instruments are determined using discounted cash flow models. Most of the inputs to these discounted cash flow models consist of, or are derived from, observable Level 2 data for substantially the full term of these derivative instruments. This observable data mostly includes interest rate futures and swap rates, which are retrieved or derived from available market data. Although we may extrapolate or interpolate this data, we do not otherwise alter this data in performing our valuations. We incorporate a credit risk valuation adjustment in our fair value measurements to estimate the impact of both our own nonperformance risk and the nonperformance risk of our counterparties. Effective January 1, 2017, we incorporated a Monte Carlo based approach into our calculation of the value assigned to the risk that we or our counterparties will default on our respective derivative obligations. Previously, we used a static calculation derived from our most current mark-to-market valuation to calculate the impact of counterparty credit risk. The adoption of a Monte Carlo based approach did not have a material impact on the overall fair value of our derivative instruments. Our and our counterparties’ credit spreads represent our most significant Level 3 inputs, and these inputs are used to derive the credit risk valuation adjustments with respect to these instruments. As we would not expect changes in our or our counterparties’ credit spreads to have a significant impact on the valuations of these instruments, we have determined that these valuations fall under Level 2 of the fair value hierarchy. Due to the lack of Level 2 inputs for the valuation of the U.S. dollar to Jamaican dollar cross-currency swaps held by Sable (the Sable Currency Swap), we believe this valuation falls under Level 3 of the fair value hierarchy. The June 30, 2017 and December 31, 2016 fair values of our only Level 3 financial instrument, the Sable Currency Swap, were liabilities of $15.0 million and $10.7 million, respectively. The change in the fair value of the Sable Currency Swap during 2017 is reflected in realized and unrealized losses on derivative instruments, net in our condensed combined statement of operations. Our credit risk valuation adjustments with respect to our cross-currency and interest rate swaps are quantified and further explained in note 5.

We believe the valuation of our investment in the U.K. Government Gilts falls under Level 1 of the fair value hierarchy. At June 30, 2017, the carrying value of our investment in the U.K. Government Gilts, which is included in other assets, net, in our condensed combined balance sheets, was $35.9 million.

Fair value measurements are also used in connection with nonrecurring valuations performed in connection with acquisition accounting and impairment assessments. The nonrecurring valuations associated with acquisition accounting primarily include the valuation of reporting units, customer relationship and other intangible assets and property and equipment. The valuation of private reporting units is based at least in part on discounted cash flow analyses. With the exception of certain inputs for our weighted average cost of capital and discount rate calculations that are derived from pricing services, the inputs used in our discounted cash flow

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

Notes to Condensed Combined Financial Statements—(Continued)

June 30, 2017

(unaudited)

analyses, such as forecasts of future cash flows, are based on our assumptions. The valuation of customer relationships is primarily based on an excess earnings methodology, which is a form of a discounted cash flow analysis. The excess earnings methodology requires us to estimate the specific cash flows expected from the customer relationship, considering such factors as estimated customer life, the revenue expected to be generated over the life of the customer relationship, contributory asset charges and other factors. Tangible assets are typically valued using a replacement or reproduction cost approach, considering factors such as current prices of the same or similar equipment, the age of the equipment and economic obsolescence. The nonrecurring valuations associated with acquisition accounting use significant unobservable inputs and therefore fall under Level 3 of the fair value hierarchy. With the exception of valuations performed in connection with the acquisition accounting for the CWC Acquisition, we did not perform significant nonrecurring fair value measurements associated with acquisition accounting during the six months ended June 30, 2017. The weighted average discount rates used in the final valuation of the customer relationships acquired as a result of the CWC Acquisition ranged from 9.0% to 12.0%.

We did not perform any nonrecurring valuations associated with impairment assessments during the six months ended June 30, 2017. Following the January 1, 2017 adoption of ASU 2017-04, as further described in note 2, nonrecurring valuations associated with impairment of goodwill are performed by comparing the fair value of a reporting unit to its carrying amount. These nonrecurring valuations use significant unobservable inputs and therefore fall under Level 3 of the fair value hierarchy.

(7)	Long-lived Assets

Property and Equipment, Net

The details of our property and equipment and the related accumulated depreciation are set forth below:

	June 30, 2017	December 31, 2016
	in millions
Distribution systems	$3,711.5	$3,522.0
Customer premises equipment	1,255.4	1,205.4
Support equipment, buildings and land	1,180.7	954.8

	6,147.6	5,682.2
Accumulated depreciation	(2,096.2)	(1,821.3)

Total property and equipment, net	$4,051.4	$3,860.9

During the six months ended June 30, 2017 and 2016, we recorded non-cash increases to our property and equipment related to vendor financing arrangements aggregating $34.2 million and $17.0 million, respectively.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

Notes to Condensed Combined Financial Statements—(Continued)

June 30, 2017

(unaudited)

Goodwill

Changes in the carrying amount of our goodwill during the six months ended June 30, 2017 are set forth below:

	January 1, 2017	Acquisitions and related adjustments	Foreign currency translation adjustments	June 30, 2017
	in millions
CWC	$5,557.0	$(165.1)	$(43.9)	$5,348.0
VTR	397.9	—	3.8	401.7
Liberty Puerto Rico	277.7	—	—	277.7
Corporate and other (a)	120.9	—	—	120.9

Total	$6,353.5	$(165.1)	$(40.1)	$6,148.3

(a)	Represents enterprise-level goodwill that is allocated to our Liberty Puerto Rico segment for purposes of our impairment tests.

Based on the results of our October 1, 2016 goodwill impairment test, a hypothetical decline of 20% or more in the fair value of any of CWC’s reporting units could result in the need to record a goodwill impairment charge. At June 30, 2017, the aggregate goodwill associated with the CWC reporting units was $5.3 billion. If, among other factors, (i) the equity values of the LiLAC Group were to decline or (ii) the adverse impacts of economic, competitive, regulatory or other factors were to cause CWC’s results of operations or cash flows to be worse than anticipated, we could conclude in future periods that impairment charges are required in order to reduce the carrying values of our goodwill and, to a lesser extent, other long-lived assets. Any such impairment charges could be significant.

Intangible Assets Subject to Amortization, Net

The details of our intangible assets subject to amortization are set forth below:

	June 30, 2017			December 31, 2016
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	in millions
Customer relationships	$1,408.8	$(198.6)	$1,210.2	$1,303.3	$(160.1)	$1,143.2
Other	85.5	(18.8)	66.7	99.0	(7.7)	91.3

Total	$1,494.3	$(217.4)	$1,276.9	$1,402.3	$(167.8)	$1,234.5

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

Notes to Condensed Combined Financial Statements—(Continued)

June 30, 2017

(unaudited)

(8)	Debt and Capital Lease Obligations

The U.S. dollar equivalents of the components of our debt are as follows:

	June 30, 2017						Principal amount
	Weighted average interest rate (a)	Unused borrowing capacity (b)			Estimated fair value (c)
		Borrowing currency		U.S. $ equivalent	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016
		in millions
CWC Notes	7.31%	—		$—	$2,356.3	$2,319.6	$2,190.8	$2,181.1
CWC Credit Facilities	4.51%	$741.5		741.5	1,522.3	1,427.9	1,518.3	1,411.9
VTR Finance Senior Secured Notes	6.88%	—		—	1,487.8	1,463.9	1,400.0	1,400.0
VTR Credit Facility	—	(d	)	226.3	—	—	—	—
Liberty Puerto Rico Bank Facility (e)	4.98%	$40.0		40.0	934.2	935.2	942.5	942.5
Vendor financing (f)	4.46%	—		—	93.1	48.9	93.1	48.9

Total debt before premiums, discounts and deferred financing costs	6.12%			$1,007.8	$6,393.7	$6,195.5	$6,144.7	$5,984.4

The following table provides a reconciliation of total debt before premiums, discounts and deferred financing costs to total debt and capital lease obligations:

	June 30, 2017	December 31, 2016
	in millions
Total debt before premiums, discounts and deferred financing costs	$6,144.7	$5,984.4
Premiums, discounts and deferred financing costs, net	42.0	41.8

Total carrying amount of debt	6,186.7	6,026.2
Capital lease obligations:
CWC	19.9	20.8
VTR	0.9	0.7
Liberty Puerto Rico	—	0.2

Total debt and capital lease obligations	6,207.5	6,047.9
Current maturities of debt and capital lease obligations	(200.1)	(150.8)

Long-term debt and capital lease obligations	$6,007.4	$5,897.1

(a)	Represents the weighted average interest rate in effect at June 30, 2017 for all borrowings outstanding pursuant to each debt instrument, including any applicable margin. The interest rates presented represent stated rates and do not include the impact of derivative instruments, deferred financing costs, original issue premiums or discounts and commitment fees, all of which affect our overall cost of borrowing. Including the effects of derivative instruments, original issue premiums or discounts and commitment fees, but excluding the impact of financing costs, our weighted average interest rate on our aggregate variable- and fixed-rate indebtedness was 6.43% at June 30, 2017. For information regarding our derivative instruments, see note 5.
(b)

Unused borrowing capacity represents the maximum availability under the applicable facility at June 30, 2017 without regard to covenant compliance calculations or other conditions precedent to borrowing. At

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

Notes to Condensed Combined Financial Statements—(Continued)

June 30, 2017

(unaudited)

June 30, 2017, after the completion of compliance reporting requirements, which are based on the applicable leverage-based restricted payment tests and leverage covenants, and assuming no changes from June 30, 2017 borrowing levels (other than those mentioned below), the full amount of unused borrowing capacity was available to be borrowed under each of the respective facilities, except with respect to the CWC Credit Facilities, which was limited to $691.5 million. The limitation on the CWC Credit Facilities includes the impact of (i) the July 3, 2017 drawdown of $50.0 million under the CWC Revolving Credit Facility to fund a portion of the contribution to the CWSF (as defined in note 15) and (ii) the removal of the limitation related to letters of credit issued in connection with certain pension obligations.
(c)	The estimated fair values of our debt instruments are determined using the average of applicable bid and ask prices (mostly Level 1 of the fair value hierarchy) or, when quoted market prices are unavailable or not considered indicative of fair value, discounted cash flow models (mostly Level 2 of the fair value hierarchy). The discount rates used in the cash flow models are based on the market interest rates and estimated credit spreads of the applicable entity, to the extent available, and other relevant factors. For additional information regarding fair value hierarchies, see note 6.
(d)	The VTR Credit Facility is a senior secured credit facility that comprises a $160.0 million revolving credit facility and a CLP 44.0 billion ($66.3 million) revolving credit facility, each of which were undrawn at June 30, 2017.
(e)	Represents the Liberty Puerto Rico Bank Facility, which consists of (i) LPR Term Loan B, (ii) LPR Term Loan C and (iii) LPR Revolving Loan. In April 2017, Liberty Puerto Rico entered into a term loan agreement to borrow an additional $85.0 million under the existing $765.0 million LPR Term Loan B. The additional $85.0 million under LPR Term Loan B has the same maturity date, interest rate and LIBOR floor as the existing LPR Term Loan B. The additional borrowings under LPR Term Loan B were used to prepay $85.0 million of the $177.5 million outstanding principal amount under LPR Term Loan C in a non-cash refinancing transaction. In connection with these transactions, Liberty Puerto Rico recognized a loss on debt modification and extinguishment of $2.9 million related to the write-off of unamortized discount and deferred financing costs.
(f)	Represents amounts owed pursuant to interest-bearing vendor financing arrangements that are used to finance certain of our property and equipment additions and, to a lesser extent, certain of our operating expenses. These obligations are generally due within one year. Repayments of vendor financing obligations are included in repayments and repurchases of debt and capital lease obligations in our condensed combined statements of cash flows.

Refinancing Transactions—General Information

At June 30, 2017, most of our outstanding debt had been incurred by one of our three primary “borrowing groups.” References to these primary borrowing groups, which comprise CWC, VTR Finance and Liberty Puerto Rico, include their respective restricted parent and subsidiary entities.

CWC and Liberty Puerto Rico completed refinancing transactions during 2017, including certain transactions completed subsequent to June 30, 2017 (as described in note 17). Unless otherwise noted, the terms and conditions of the new notes and credit facilities are largely consistent with those of existing notes and credit facilities of the corresponding borrowing group with regard to covenants, events of default and change of control provisions, among other items. For information concerning the general terms and conditions of our debt, see note 9 to the LatAm Group December 31, 2016 Combined Financial Statements.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

Notes to Condensed Combined Financial Statements—(Continued)

June 30, 2017

(unaudited)

CWC Refinancing Transactions

In May 2017, CWC entered into a $1,125.0 million term loan facility (the CWC Term Loan B-3 Facility). The CWC Term Loan B-3 Facility was issued at 99.5% of par, matures on January 31, 2025, bears interest at a rate of LIBOR + 3.50% and is subject to a LIBOR floor of 0.0%. The net proceeds of the CWC Term Loan B-3 Facility were used to prepay in full the $1,100.0 million outstanding principal amount under the CWC Term Loans. In connection with these transactions, CWC recognized a loss on debt modification and extinguishment, net, of $24.9 million. This loss includes (i) the write-off of $22.7 million of unamortized discount and deferred financing costs and (ii) the payment $2.2 million of third-party costs.

For information regarding CWC financing transactions that were completed subsequent to June 30, 2017, see note 17.

Maturities of Debt and Capital Lease Obligations

Maturities of our debt and capital lease obligations as of June 30, 2017 are presented below (U.S. dollar equivalents based on June 30, 2017 exchange rates) for the named entity and its subsidiaries, unless otherwise noted:

Debt:

	CWC	VTR	Liberty Puerto Rico	Combined
	in millions
Year ending December 31:
2017 (remainder of year)	$43.6	$19.6	$—	$63.2
2018	79.1	53.5	—	132.6
2019	260.6	—	—	260.6
2020	39.3	—	—	39.3
2021	1,385.0	—	—	1,385.0
2022	775.1	—	850.0	1,625.1
Thereafter	1,146.4	1,400.0	92.5	2,638.9

Total debt maturities	3,729.1	1,473.1	942.5	6,144.7
Premiums, discounts and deferred financing costs, net	78.0	(23.4)	(12.6)	42.0

Total debt	$3,807.1	$1,449.7	$929.9	$6,186.7

Current portion	$119.9	$73.1	$—	$193.0

Noncurrent portion	$3,687.2	$1,376.6	$929.9	$5,993.7

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

Notes to Condensed Combined Financial Statements—(Continued)

June 30, 2017

(unaudited)

Capital lease obligations:

	CWC	VTR	Combined
	in millions
Year ending December 31:
2017 (remainder of year)	$11.6	$0.3	$11.9
2018	5.0	0.6	5.6
2019	2.7	—	2.7
2020	1.3	—	1.3
2021	0.1	—	0.1
2022	—	—	—
Thereafter	—	—	—

Total principal and interest payments	20.7	0.9	21.6
Amounts representing interest	(0.8)	—	(0.8)

Present value of net minimum lease payments	$19.9	$0.9	$20.8

Current portion	$6.8	$0.3	$7.1

Noncurrent portion	$13.1	$0.6	$13.7

Non-cash Financing Transactions

During the six months ended June 30, 2017 and 2016, our refinancing transactions included non-cash borrowings and repayments of debt aggregating $1,185.0 million and nil, respectively.

(9)	Income Taxes

The income taxes of the LatAm Group are presented on a stand alone basis, and each tax paying entity or group within the LatAm Group is presented on a separate return basis. The LatAm Group includes Liberty Global subsidiaries that are included in combined or consolidated tax returns, including tax returns in the Netherlands (the Dutch Fiscal Unity), the U.K. (the U.K. Tax Group) and the U.S. (the U.S. Tax Group). These tax groups also include Liberty Global subsidiaries that are not included in the LatAm Group. Certain of the entities included in the Dutch Fiscal Unity, the U.K. Tax Group and the U.S. Tax Group are included in the LatAm Group. As a result, we record related-party tax allocations to recognize changes in the tax attributes of certain entities of the LatAm Group that are included in the Dutch Fiscal Unity, the U.K. Tax Group or the U.S. Tax Group.

In connection with the LiLAC Transaction, effective July 1, 2015, the allocation of tax attributes between the LatAm Group and subsidiaries of Liberty Global that are not included in the LatAm Group is based on a tax sharing policy. This tax sharing policy, which may be changed in future periods at the discretion of the board of directors of Liberty Global, generally results in the allocation of a portion of Liberty Global’s tax attributes to the LatAm Group based on the relative tax attributes of the legal entities included in the LatAm Group. Nevertheless, to the extent that Liberty Global management concludes the actions or results of one group give rise to changes in the tax attributes of the other group, the change in those tax attributes are generally allocated to the group whose actions or results gave rise to such changes. Similarly, in cases where legal entities in one group join in a

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

Notes to Condensed Combined Financial Statements—(Continued)

June 30, 2017

(unaudited)

common tax filing with entities of the other group, changes in the tax attributes of the group that includes the filing entity that are the result of the actions or financial results of one or more entities of the other group are allocated to the group that does not include the filing entity. For periods beginning on and after July 1, 2015, we will record non-interest bearing related-party payables and receivables in connection with the allocation of tax attributes to the extent that tax assets are utilized or taxable income is included in the return for the applicable tax year. These related-party payables and receivables are expected to be cash settled annually within 90 days following the filing of the relevant tax return. Changes to previously filed tax returns will be reflected in the related-party payables and receivables, and any prior settlement of payables will be adjusted to reflect amended tax filings. As further described in note 1, we expect to enter into a tax-sharing agreement with Liberty Global that will become effective upon consummation of the Split-Off.

Income tax expense attributable to our earnings (loss) before income taxes differs from the amounts computed using the applicable income tax rate as a result of the following factors:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	in millions
Computed “expected” tax benefit (expense) (a)	$(1.6)	$20.8	$(8.1)	$31.0
Non-deductible interest and other expenses	(13.3)	(3.6)	(22.9)	(3.9)
Non-deductible or non-taxable foreign currency exchange results	(13.4)	(1.8)	(13.8)	(1.8)
Enacted tax law and rate change (b)	0.9	(1.1)	10.7	(1.3)
Change in valuation allowances	—	(5.6)	(9.0)	0.2
Recognition of previously unrecognized tax benefits	8.9	0.9	8.9	0.9
Withholding and other foreign taxes	(2.8)	(4.2)	(7.8)	(7.6)
International rate differences (c)	3.9	(7.0)	—	(4.2)
Basis and other differences in the treatment of items associated with investments in LatAm Group entities	1.7	(20.4)	1.7	(23.1)
Tax effect of intercompany financing	—	8.9	—	8.9
Other, net	(5.4)	1.7	(3.9)	0.6

Total income tax expense	$(21.1)	$(11.4)	$(44.2)	$(0.3)

(a)	The statutory or “expected” tax rates are United Kingdom (U.K.) rates of 19.25% for the 2017 period and 20.0% for the 2016 period. The statutory rate for the 2017 period represents the blended rate that will be in effect for the year ended December 31, 2017 based on the 20.0% statutory rate that was in effect for the first quarter of 2017 and the 19.0% statutory rate that will be in effect for the remainder of 2017.
(b)	On January 1, 2017, legislation was enacted that changed the income tax rate in Trinidad and Tobago from 25.0% to 30.0%. Substantially all of the impact of this rate change on our deferred tax balances was recorded during the first quarter of 2017 when the change in tax law was enacted.
(c)	Amounts reflect adjustments (either a benefit or an expense) to the “expected” tax benefit (expense) for statutory rates in jurisdictions in which we operate outside of the U.K.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

Notes to Condensed Combined Financial Statements—(Continued)

June 30, 2017

(unaudited)

At June 30, 2017, our unrecognized tax benefits of $182.5 million included $180.1 million of tax benefits that would have a favorable impact on our effective income tax rate if ultimately recognized, after considering amounts that we would expect to be offset by valuation allowances and other factors.

During the next 12 months, it is reasonably possible that the resolution of ongoing examinations by tax authorities as well as expiration of statutes of limitation could result in reductions to our unrecognized tax benefits related to tax positions taken as of June 30, 2017. Other than the potential impacts of these ongoing examinations and the expected expiration of certain statutes of limitation, we do not expect any material changes to our unrecognized tax benefits during the next 12 months. No assurance can be given as to the nature or impact of any changes in our unrecognized tax positions during the next 12 months.

We are currently undergoing income tax audits in Chile, Panama, Trinidad and Tobago and certain other jurisdictions within the Caribbean and Latin America. Except as noted below, any adjustments that might arise from the foregoing examinations are not expected to have a material impact on our combined financial position or results of operations. At VTR, adjustments received from the Chilean tax authorities for the tax years 2011 and 2012 are in dispute. We have appealed these adjustments to the Chilean tax court. Also at VTR, we recorded an income tax receivable in connection with the expected utilization of certain net operating loss carryforwards upon the completion of a merger transaction of two indirect subsidiaries of Liberty Global. We are engaged in an ongoing examination by tax authorities in Chile in connection with this receivable and were notified during the third quarter of 2016 that approximately 48% of our claim had been agreed by the tax authorities. This refund was received during the second quarter of 2017. We are pursuing the payment of the remaining portion of this receivable through all available methods. While we believe that the ultimate resolution of these proposed adjustments will not have a material impact on our combined financial position, results of operations or cash flows, no assurance can be given that this will be the case given the amounts involved and the complex nature of the related issues.

(10)	Combined Equity

The U.S. dollar equivalents (at the applicable rate) of the components of our distributions in our condensed combined statement of equity are as follows (in millions):

Six months ended June 30, 2017
Distributions to LiLAC Communications (a)	$(40.9)
Distributions to noncontrolling interest owners (b)	$(33.3)

(a)	During the first half of 2017, LiLAC Communications made capital distributions to reimburse Liberty Global for LiLAC Shares repurchased by Liberty Global.
(b)	During the first half of 2017, Liberty Puerto Rico paid distributions aggregating $14.6 million to noncontrolling interest owners and CWC paid distributions aggregating $18.7 million to noncontrolling interest owners.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

Notes to Condensed Combined Financial Statements—(Continued)

June 30, 2017

(unaudited)

(11)	Related-party Transactions

Our related-party transactions are as follows:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	in millions
Credits (charges) included in:
Revenue	$—	$1.9	$4.0	$1.9
Allocated share-based compensation expense	(3.3)	(1.2)	(6.6)	(2.0)
Fees and allocations, net	(3.0)	(2.1)	(6.0)	(4.2)

Included in operating income (loss)	(6.3)	(1.4)	(8.6)	(4.3)
Interest income	—	0.7	1.5	0.7
Tax allocations	(2.1)	(1.6)	(3.9)	(2.7)

	$(8.4)	$(2.3)	$(11.0)	$(6.3)

Revenue. Amount primarily represents revenue from the Carve-out Entities for (i) management services CWC provided to the Carve-out Entities to operate and manage their business under a management services agreement and (ii) products and services that CWC provided to the Carve-out Entities in the normal course of business. The services that CWC provided to the Carve-out Entities were provided at the direction of, and subject to the ultimate control, direction and oversight of, the Carve-out Entities. As discussed in note 3, CWC acquired the Carve-out Entities on April 1, 2017.

Allocated share-based compensation expense. These amounts represent share-based compensation that Liberty Global allocated to the LatAm Group with respect to share-based incentive awards held by certain employees of the LatAm Group. For additional information, see note 12.

Fees and allocations. Following the LiLAC Transaction, Liberty Global began to allocate a portion of the costs of their corporate functions, excluding share-based compensation expense, to the LatAm Group based primarily on the estimated percentage of time spent by corporate personnel providing services to the LatAm Group. From July 1, 2015 through December 31, 2016, the annual amount allocated was $8.5 million. Effective January 1, 2017, the annual allocation was increased to $12.0 million. The allocated costs, which are cash settled and periodically re-evaluated, are presented as related-party fees and allocations in our condensed combined statements of operations. Although we believe the allocated costs are reasonable, no assurance can be given that the related party costs and expenses reflected in our condensed combined statements of operations are reflective of the costs we would have incurred as a standalone company.

Interest income. These amounts include interest income on CWC’s related-party loans receivable, as further described below. These amounts are included in other income, net, in our condensed combined statements of operations.

Tax allocations. These amounts represent related-party tax allocations to recognize changes in the tax attributes of certain entities that are included in the Dutch Fiscal Unity, the U.K. Tax Group or the U.S. Tax

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

Notes to Condensed Combined Financial Statements—(Continued)

June 30, 2017

(unaudited)

Group. For additional information, see note 9. As further described in note 1, we expect to enter into a tax-sharing agreement with Liberty Global that will become effective upon consummation of the Split-Off.

The following table provides details of our significant related-party balances:

	June 30, 2017	December 31, 2016
	in millions
Assets:
Loans receivable (a)	$—	$86.2
Current assets—related-party receivables (b)	23.5	58.5
Income tax receivable	3.9	12.0

Total assets	$27.4	$156.7

Liabilities:
Accounts payable and other accrued and current liabilities (c)	$17.5	$28.9

(a)	Represents loans receivable from New Cayman to CWC that bear interest at 8.0% per annum. On April 1, 2017, subsidiaries of CWC acquired the Carve-out Entities, at which time these loans receivable were settled in exchange for the equity of the Carve-out Entities. For additional information regarding the Carve-out Entities, see note 3.
(b)	Represents (i) non-interest bearing receivables due to CWC from New Cayman (nil and $45.5 million at June 30, 2017 and December 31, 2016, respectively) and (ii) non-interest bearing receivables due from certain Liberty Global subsidiaries.
(c)	Represents (i) non-interest bearing amounts owed by CWC to the Carve-out Entities (nil and $19.4 million at June 30, 2017 and December 31, 2016, respectively) and (ii) non-interest bearing payables to certain Liberty Global subsidiaries. As discussed in note 3, CWC acquired the Carve-out Entities on April 1, 2017.

(12)	Share-based Compensation

Our share-based compensation expense includes (i) amounts allocated to the LatAm Group by Liberty Global, based on the share incentive awards held by the employees of the respective entities comprising the LatAm Group, (ii) amounts related to VTR’s share-based incentive plan (the VTR Plan) and (iii) amounts related to Liberty Puerto Rico’s share-based incentive plan (the Liberty Puerto Rico Plan).

Share-based compensation expense allocated to the LatAm Group by Liberty Global is reflected as an increase to accumulated net contributions in our condensed combined statement of equity. Share-based compensation expense related to share-based incentive awards issued under the VTR Plan and the Liberty Puerto Rico Plan are accounted for under the liability method.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

Notes to Condensed Combined Financial Statements—(Continued)

June 30, 2017

(unaudited)

The following table summarizes our share-based compensation expense:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	in millions
Liberty Global share-based incentive awards	$3.3	$1.2	$6.6	$2.0
Other (a)	(0.3)	2.0	2.0	3.0

Total	$3.0	$3.2	$8.6	$5.0

Included in:
Other operating expense	$0.1	$0.3	$0.6	$0.5
SG&A expense	2.9	2.9	8.0	4.5

Total	$3.0	$3.2	$8.6	$5.0

(a)	Represents share-based compensation expense related to liability-based share incentive awards issued under the VTR Plan and the Liberty Puerto Rico Plan.

(13)	Restructuring Liability

A summary of the changes in our restructuring liability during the six months ended June 30, 2017 is set forth in the table below:

	Employee severance and termination	Contract termination and other	Total
	in millions
Restructuring liability as of January 1, 2017	$4.0	$26.9	$30.9
Restructuring charges	15.1	2.3	17.4
Cash paid	(13.0)	(1.9)	(14.9)
Foreign currency translation adjustments and other	0.5	0.2	0.7

Restructuring liability as of June 30, 2017	$6.6	$27.5	$34.1

Current portion	$6.6	$11.4	$18.0
Noncurrent portion	—	16.1	16.1

Total	$6.6	$27.5	$34.1

Substantially all of our restructuring charges during the six months ended June 30, 2017 relate to employee severance and termination costs associated with certain reorganization and integration activities at CWC.

(14)	Unaudited Pro Forma Loss per Share

Unaudited pro forma loss per ordinary share for all periods presented is computed by dividing net loss for the respective period by the pro forma weighted average number of LiLAC Shares outstanding. The following

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

Notes to Condensed Combined Financial Statements—(Continued)

June 30, 2017

(unaudited)

table sets forth the pro forma weighted average number of LiLAC Shares outstanding used in the calculation of our unaudited pro forma loss per ordinary share:

	Three months ended June 30,		Six months ended June 30,
	2017 (a)	2016 (b)	2017 (a)	2016 (b)
Pro forma weighted average shares outstanding	172,074,934	109,718,510	172,410,613	76,826,133

(a)	Amounts represent the actual weighted average number of LiLAC Shares outstanding for the three and six months ended June 30, 2017.
(b)	Amounts represent the actual weighted average number of LiLAC Shares outstanding for the three and six months ended June 30, 2016, as adjusted to give effect to the LiLAC Distribution as if it had occurred on May 16, 2016, the date we acquired CWC.

(15)	Commitments and Contingencies

Commitments

In the normal course of business, we have entered into agreements that commit our company to make cash payments in future periods with respect to programming contracts, network and connectivity commitments, purchases of customer premises and other equipment and services, non-cancellable operating leases and other items. The following table sets forth the U.S. dollar equivalents of such commitments as of June 30, 2017:

	Payments due during:
	Remainder of 2017	2018	2019	2020	2021	2022	Thereafter	Total
	in millions
Programming commitments	$77.1	$136.8	$37.4	$6.0	$1.7	$0.6	$—	$259.6
Network and connectivity commitments	61.3	59.4	46.9	12.9	9.4	9.0	18.5	217.4
Purchase commitments	131.1	26.5	18.7	2.8	2.7	2.7	5.7	190.2
Operating leases	19.5	25.2	17.1	12.8	9.7	8.0	15.9	108.2
Other commitments	7.5	2.2	0.3	—	—	—	—	10.0

Total (a)	$296.5	$250.1	$120.4	$34.5	$23.5	$20.3	$40.1	$785.4

(a)	The commitments included in this table do not reflect any liabilities that are included in our June 30, 2017 condensed combined balance sheet.

Programming commitments consist of obligations associated with certain of our programming, studio output and sports rights contracts that are enforceable and legally binding on us as we have agreed to pay minimum fees without regard to (i) the actual number of subscribers to the programming services, (ii) whether we terminate service to a portion of our subscribers or dispose of a portion of our distribution systems or (iii) whether we discontinue our premium sports services. In addition, programming commitments do not include increases in future periods associated with contractual inflation or other price adjustments that are not fixed. Accordingly, the amounts reflected in the above table with respect to these contracts are significantly less than the amounts we

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

Notes to Condensed Combined Financial Statements—(Continued)

June 30, 2017

(unaudited)

expect to pay in these periods under these contracts. Historically, payments to programming vendors have represented a significant portion of our operating costs, and we expect that this will continue to be the case in future periods. In this regard, our total programming and copyright costs aggregated $205.0 million and $144.9 million during the six months ended June 30, 2017 and 2016, respectively.

Network and connectivity commitments relate largely to (i) VTR’s domestic network service agreements with certain other telecommunications companies and (ii) VTR’s mobile virtual network operator (MVNO) agreement. The amounts reflected in the above table with respect to our MVNO commitment represents fixed minimum amounts payable under this agreement and, therefore, may be significantly less than the actual amounts VTR ultimately pays in these periods.

Purchase commitments include unconditional and legally-binding obligations related to (i) the purchase of customer premises and other equipment and (ii) certain service-related commitments, including call center, information technology and maintenance services.

Commitments arising from acquisition agreements are not reflected in the above table.

In addition to the commitments set forth in the table above, we have significant commitments under (i) derivative instruments and (ii) defined benefit plans and similar agreements, pursuant to which we expect to make payments in future periods. For information regarding our derivative instruments, including the net cash paid or received in connection with these instruments during the six months ended June 30, 2017 and 2016, see note 5.

Guarantees and Other Credit Enhancements

In the ordinary course of business, we may provide (i) indemnifications to our lenders, our vendors and certain other parties and (ii) performance and/or financial guarantees to local municipalities, our customers and vendors. Historically, these arrangements have not resulted in our company making any material payments and we do not believe that they will result in material payments in the future. In addition, CWC has provided indemnifications of (a) up to $300.0 million in respect of any potential tax-related claims related to the disposal of CWC’s interests in certain businesses in April 2013 and (b) an unlimited amount of qualifying claims associated with the disposal of another business in May 2014. The first indemnification expires in April 2020 and the second expires in May 2020. We do not expect that either of these arrangements will require us to make material payments to the indemnified parties.

The CWC Acquisition constituted a “change of control” under a contingent funding agreement (the Contingent Funding Agreement) between CWC and the trustee of the Cable & Wireless Superannuation Fund (CWSF), which is CWC’s largest defined benefit plan. Under the terms of the Contingent Funding Agreement, the change in control provided the trustee of the CWSF with the right to satisfy certain funding requirements of the CWSF through the utilization of letters of credit aggregating £100.0 million that were put in place in connection with the Columbus Acquisition. On June 26, 2017, the trustee of the CWSF elected to drawdown the full £100.0 million ($129.6 million at the applicable rate) available under the letters of credit, which amount was contributed to the CWSF on July 3, 2017.

Taking into account the aforementioned £100.0 million contribution and based on the triennial valuation that was completed in July 2017, no funding deficit exists with respect to the CWSF. As a result, we do not expect to make material contributions to the CWSF through April 2019.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

Notes to Condensed Combined Financial Statements—(Continued)

June 30, 2017

(unaudited)

Legal and Regulatory Proceedings and Other Contingencies

Chilean Tax Contingencies. For information regarding certain tax contingencies related to our operations in Chile, see note 9.

Regulatory Issues. Video distribution, broadband internet, fixed-line telephony, mobile and content businesses are regulated in each of the countries in which we operate. The scope of regulation varies from country to country. Adverse regulatory developments could subject our businesses to a number of risks. Regulation, including conditions imposed on us by competition or other authorities as a requirement to close acquisitions or dispositions, could limit growth, revenue and the number and types of services offered and could lead to increased operating costs and property and equipment additions. In addition, regulation may restrict our operations and subject them to further competitive pressure, including pricing restrictions, interconnect and other access obligations, and restrictions or controls on content, including content provided by third parties. Failure to comply with current or future regulation could expose our businesses to various penalties.

In addition to the foregoing items, we have contingent liabilities related to matters arising in the ordinary course of business, including (i) legal proceedings, (ii) issues involving VAT and wage, property, withholding and other tax issues and (iii) disputes over interconnection, programming, copyright and channel carriage fees. While we generally expect that the amounts required to satisfy these contingencies will not materially differ from any estimated amounts we have accrued, no assurance can be given that the resolution of one or more of these contingencies will not result in a material impact on our results of operations, cash flows or financial position in any given period. Due, in general, to the complexity of the issues involved and, in certain cases, the lack of a clear basis for predicting outcomes, we cannot provide a meaningful range of potential losses or cash outflows that might result from any unfavorable outcomes.

(16) Segment Reporting

We generally identify our reportable segments as those operating entities that represent 10% or more of our revenue, Adjusted OIBDA (as defined below) or total assets. In certain cases, we may elect to include an operating segment in our segment disclosure that does not meet the above-described criteria for a reportable segment. We evaluate performance and make decisions about allocating resources to our operating segments based on financial measures such as revenue and Adjusted OIBDA. In addition, we review non-financial measures such as subscriber growth, as appropriate.

Adjusted OIBDA is the primary measure used by our chief operating decision maker to evaluate segment operating performance. Adjusted OIBDA is also a key factor that is used by our internal decision makers to (i) determine how to allocate resources to segments and (ii) evaluate the effectiveness of our management for purposes of annual and other incentive compensation plans. As we use the term, Adjusted OIBDA is defined as operating income before depreciation and amortization, share-based compensation, related-party fees and allocations, provisions and provision releases related to significant litigation and impairment, restructuring and other operating items. Other operating items include (a) gains and losses on the disposition of long-lived assets, (b) third-party costs directly associated with successful and unsuccessful acquisitions and dispositions, including legal, advisory and due diligence fees, as applicable, and (c) other acquisition-related items, such as gains and losses on the settlement of contingent consideration. Our internal decision makers believe Adjusted OIBDA is a meaningful measure because it represents a transparent view of our recurring operating performance that is

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

Notes to Condensed Combined Financial Statements—(Continued)

June 30, 2017

(unaudited)

unaffected by our capital structure and allows management to (1) readily view operating trends, (2) perform analytical comparisons and benchmarking between segments and (3) identify strategies to improve operating performance in the different countries in which we operate. A reconciliation of total Adjusted OIBDA to our earnings (loss) before income taxes is presented below.

As of June 30, 2017, our reportable segments are as follows:

•	CWC

•	VTR

•	Liberty Puerto Rico

All of the reportable segments set forth above derive their revenue primarily from residential and B2B communications services, including video, broadband internet and fixed-line telephony services and, with the exception of Liberty Puerto Rico, mobile services. We provide residential and B2B communications services in (i) 18 countries, all but one of which are located in Latin America and the Caribbean, through CWC, (ii) Chile through VTR and (iii) Puerto Rico through Liberty Puerto Rico. CWC also provides (a) B2B communications services in certain other countries in Latin America and the Caribbean and (b) wholesale services over its sub-sea and terrestrial networks that connect over 40 markets in that region. Our corporate and other category includes the LatAm Group’s corporate operations and/or applicable intersegment eliminations.

Performance Measures of our Reportable Segments

The amounts presented below represent 100% of each of our reportable segment’s revenue and Adjusted OIBDA. As we have the ability to control Liberty Puerto Rico and certain subsidiaries of CWC that are not wholly owned, we include 100% of the revenue and expenses of these entities in our condensed combined statements of operations despite the fact that third parties own significant interests in these entities. The noncontrolling owners’ interests in the operating results of Liberty Puerto Rico and certain subsidiaries of CWC are reflected in net earnings or loss attributable to noncontrolling interests in our condensed combined statements of operations.

	Revenue
	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	in millions
CWC (a)	$582.7	$285.6	$1,158.3	$285.6
VTR	231.1	210.6	460.4	410.6
Liberty Puerto Rico	108.3	106.9	215.0	210.8
Corporate and other	(1.2)	(0.2)	(1.9)	(0.2)

Total	$920.9	$602.9	$1,831.8	$906.8

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

Notes to Condensed Combined Financial Statements—(Continued)

June 30, 2017

(unaudited)

	Adjusted OIBDA
	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	in millions
CWC (a)	$224.1	$101.0	$437.2	$101.0
VTR	92.3	81.8	183.9	158.1
Liberty Puerto Rico	53.8	50.0	105.1	96.8
Corporate	(2.2)	(1.7)	(4.3)	(2.9)

Total	$368.0	$231.1	$721.9	$353.0

(a)	The amounts presented for the 2016 periods exclude the pre-acquisition revenue and Adjusted OIBDA of CWC, which was acquired on May 16, 2016.

The following table provides a reconciliation of total Adjusted OIBDA to earnings (loss) before income taxes:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	in millions
Total Adjusted OIBDA	$368.0	$231.1	$721.9	$353.0
Share-based compensation	(3.0)	(3.2)	(8.6)	(5.0)
Depreciation and amortization	(192.9)	(126.1)	(386.8)	(178.4)
Related-party fees and allocations	(3.0)	(2.1)	(6.0)	(4.2)
Impairment, restructuring and other operating items, net	(10.4)	(120.6)	(23.8)	(126.3)

Operating income (loss)	158.7	(20.9)	296.7	39.1
Interest expense	(96.2)	(76.4)	(190.5)	(130.5)
Realized and unrealized losses on derivative instruments, net	(9.2)	(45.4)	(36.5)	(190.1)
Foreign currency transaction gains (losses), net	(16.8)	37.4	(2.3)	125.0
Gains (losses) on debt modification and extinguishment, net	(27.8)	1.5	(27.8)	1.5
Other income (expense), net	(0.3)	(0.4)	2.5	(0.1)

Earnings (loss) before income taxes	$8.4	$(104.2)	$42.1	$(155.1)

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

Notes to Condensed Combined Financial Statements—(Continued)

June 30, 2017

(unaudited)

Property and Equipment Additions of our Reportable Segments

The property and equipment additions of our reportable segments (including capital additions financed under vendor financing or capital lease arrangements) are presented below and reconciled to the capital expenditure amounts included in our condensed combined statements of cash flows. For additional information concerning capital additions financed under vendor financing and capital lease arrangements, see note 8.

	Six months ended June 30,
	2017	2016
	in millions
CWC (a)	$161.0	$53.6
VTR	103.4	109.5
Liberty Puerto Rico	45.7	41.8

Total combined property and equipment additions	310.1	204.9
Assets acquired under capital-related vendor financing arrangements	(34.2)	(17.0)
Assets acquired under capital leases	(2.5)	(0.2)
Changes in current liabilities related to capital expenditures	(25.1)	(6.1)

Total combined capital expenditures	$248.3	$181.6

(a)	The amount presented for the 2016 period excludes the pre-acquisition property and equipment additions of CWC, which was acquired on May 16, 2016.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

Notes to Condensed Combined Financial Statements—(Continued)

June 30, 2017

(unaudited)

Revenue by Major Category

Our revenue by major category is set forth below. Effective April 1, 2017, we changed the categories that we present in this table in order to align with our internal reporting. These changes were retroactively reflected in the prior-year periods.

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	in millions
Residential revenue:
Residential cable revenue (a):
Subscription revenue (b):
Video	$173.5	$146.0	$345.0	$265.6
Broadband internet	176.0	138.6	350.2	247.6
Fixed-line telephony	70.3	54.6	142.4	93.3

Total subscription revenue	419.8	339.2	837.6	606.5
Non-subscription revenue	25.6	24.8	60.9	38.6

Total residential cable revenue	445.4	364.0	898.5	645.1

Residential mobile revenue (c):
Subscription revenue (b)	172.2	94.3	346.6	103.2
Non-subscription revenue	24.5	12.1	46.7	14.1

Total residential mobile revenue	196.7	106.4	393.3	117.3

Total residential revenue	642.1	470.4	1,291.8	762.4

B2B revenue (d):
Subscription revenue	10.3	7.0	19.7	13.5
Non-subscription revenue	266.3	122.7	515.1	126.7

Total B2B revenue	276.6	129.7	534.8	140.2

Other revenue	2.2	2.8	5.2	4.2

Total	$920.9	$602.9	$1,831.8	$906.8

(a)	Residential cable subscription revenue includes amounts received from subscribers for ongoing services. Residential cable non-subscription revenue includes, among other items, channel carriage fees, installation revenue, late fees and revenue from the sale of equipment.
(b)	Subscription revenue from subscribers who purchase bundled services at a discounted rate is generally allocated proportionally to each service based on the standalone price for each individual service. As a result, changes in the standalone pricing of our cable and mobile products or the composition of bundles can contribute to changes in our product revenue categories from period to period.
(c)	Residential mobile subscription revenue includes amounts received from subscribers for ongoing services. Residential mobile non-subscription revenue includes, among other items, interconnect revenue and revenue from the sale of mobile handsets and other devices.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

Notes to Condensed Combined Financial Statements—(Continued)

June 30, 2017

(unaudited)

(d)	B2B subscription revenue represents revenue from services to certain small or home office (SOHO) subscribers. SOHO subscribers pay a premium price to receive expanded service levels along with video, broadband internet, fixed-line telephony or mobile services that are the same or similar to the mass marketed products offered to our residential subscribers. B2B non-subscription revenue includes business broadband internet, video, fixed-line telephony, mobile and data services offered to medium to large enterprises and, on a wholesale basis, to other operators.

Geographic Segments

The revenue of our geographic segments is set forth below:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	in millions
CWC (a):
Panama	$158.1	$83.2	$317.1	$83.2
Jamaica	86.3	40.4	167.7	40.4
Bahamas	65.6	37.2	137.0	37.2
Barbados	60.6	26.6	120.3	26.6
Trinidad and Tobago	39.9	20.1	81.2	20.1
Other (b)	172.2	78.1	335.0	78.1

Total CWC	582.7	285.6	1,158.3	285.6
Chile	231.1	210.6	460.4	410.6
Puerto Rico	108.3	106.9	215.0	210.8
Corporate and other	(1.2)	(0.2)	(1.9)	(0.2)

Total	$920.9	$602.9	$1,831.8	$906.8

(a)	For each CWC jurisdiction, the amounts presented include (i) revenue from residential and B2B operations and (ii) revenue derived from wholesale network customers, as applicable. The amounts presented for the 2016 periods exclude the pre-acquisition revenue of CWC, which was acquired on May 16, 2016.
(b)	The amounts presented for the 2017 periods relate to a number of countries in which CWC has less significant operations, most of which are located in Latin America and the Caribbean, and include (i) revenue from residential and B2B operations, (ii) revenue from wholesale network customers and (iii) intercompany eliminations.

(17)	Subsequent Events

Hurricanes Irma and Maria

In September 2017, Hurricanes Irma and Maria impacted a number of our markets in the Caribbean, resulting in varying degrees of damage to the homes, businesses and infrastructure in these markets, with the most extensive damage occurring in Puerto Rico, Dominica, Anguilla, British Virgin Islands, and Turks and Caicos and lesser damage occurring in other markets, including the Bahamas and Antigua. We are currently in

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

Notes to Condensed Combined Financial Statements—(Continued)

June 30, 2017

(unaudited)

the process of evaluating the impacts of Hurricanes Irma and Maria on our business and financial results, including the cost of restoring and repairing our networks and the extent that we will lose revenue and experience increased operating and administrative costs. Puerto Rico, Dominica, Anguilla, British Virgin Islands and Turks and Caicos accounted for approximately 14% of the LiLAC Group’s combined revenue for the three months ended June 30, 2017. We expect that insurance will cover a portion of (i) the costs incurred to restore and repair the impacted property and equipment and (ii) the adverse impact on our operating cash flows resulting from the interruption of the affected businesses.

Acquisition of Noncontrolling Interest

In July 2017, CW Barbados, an 81.1%-owned subsidiary of Cable and Wireless (West Indies) Limited (CWWI), which is a wholly-owned subsidiary of CWC, announced a recommended offer by CWWI to acquire all issued and outstanding common shares of CW Barbados not already owned by CWWI, through an amalgamation under Barbados law. Pursuant to the amalgamation, which was completed effective September 1, 2017, each common share was exchanged for a cash payment in Barbadian dollars (Bds) of Bds$2.86 per share, or an aggregate of approximately Bds$76.8 million ($38.4 million).

Refinancing Transactions

In July 2017, the commitments under the CWC Term Loan B-3 Facility were increased by $700.0 million (the CWC Term Loan B-3 Facility Add-on). The CWC Term Loan B-3 Facility Add-on was issued at 99.5% of par with the same maturity and interest rate as the CWC Term Loan B-3 Facility. The net proceeds from the CWC Term Loan B-3 Facility Add-on will be used to redeem $645.0 million of the $1,250.0 million outstanding principal amount of the Columbus Senior Notes.

In August 2017, C&W Senior Financing Designated Activity Company (C&W Senior Financing) issued $700.0 million principal amount of 6.875% senior notes due September 15, 2027 (the 2027 CWC Senior Notes). C&W Senior Financing, which was created for the primary purpose of facilitating the offering of the 2027 CWC Senior Notes, is a special purpose financing entity that is 100% owned by a third-party.

C&W Senior Financing used the proceeds of the 2027 CWC Senior Notes to fund the CWC Financing Loan, a new term loan facility under the CWC Credit Facilities, with a subsidiary of CWC as the borrower and certain other subsidiaries as guarantors.

The call provisions, maturity and applicable interest rate for the CWC Financing Loan are the same as those for the 2027 CWC Senior Notes. C&W Senior Financing’s obligations under the 2027 CWC Senior Notes are secured by interests over (i) certain of C&W Senior Financing’s bank accounts and (ii) C&W Senior Financing’s rights under the CWC Financing Loan. C&W Senior Financing is prohibited from incurring any additional indebtedness, subject to certain exceptions under the applicable indenture. C&W Senior Financing is dependent upon payments from CWC in order to service its payment obligations under the 2027 CWC Senior Notes.

The CWC Financing Loan creates a variable interest in C&W Senior Financing for which CWC is the primary beneficiary. As a result, CWC is required to consolidate C&W Senior Financing and the CWC Financing Loan is eliminated in our condensed combined financial statements.

The LatAm Group

Notes to Condensed Combined Financial Statements—(Continued)

June 30, 2017

(unaudited)

The net proceeds from the CWC Financing Loan were used to (i) redeem in full the $605.0 million outstanding principal amount of the Columbus Senior Notes and (ii) for general corporate purposes.

Subject to the circumstances described below, the 2027 CWC Senior Notes are non-callable until September 15, 2022. At any time prior to September 15, 2022, C&W Senior Financing may redeem some or all of the 2027 CWC Senior Notes by paying a “make-whole” premium, which is the present value of all remaining scheduled interest payments to September 15, 2022 using the discount rate (as specified in the indenture) as of the redemption date plus 50 basis points.

C&W Senior Financing may redeem some or all of the 2027 CWC Senior Notes at the following redemption prices (expressed as a percentage of the principal amount) plus accrued and unpaid interest and additional amounts (as specified in the indenture), if any, to the applicable redemption date, as set forth below:

Redemption price
12-month period commencing September 15:
2022	103.438%
2023	101.719%
2024	100.859%
2025 and thereafter	100.000%

[Intentionally Left Blank]

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Report of Independent Registered Public Accounting Firm

The Board of Directors

Liberty Global plc:

We have audited the accompanying combined balance sheet of the LatAm Group (the Company) as of December 31, 2016 and the related combined statement of operations, comprehensive earnings (loss), equity, and cash flows for the year then ended. In connection with our audit of the combined financial statements, we also have audited financial statement schedule II. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Denver, Colorado

July 21, 2017

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Report of Independent Registered Public Accounting Firm

The Board of Directors

Liberty Global plc:

We have audited the accompanying combined balance sheets of the LatAm Group (the Company) as of December 31, 2015, and the related combined statements of operations, comprehensive earnings (loss), equity, and cash flows for each of the years in the two-year period ended December 31, 2015. In connection with our audits of the combined financial statements, we also have audited financial statement schedule II. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ KPMG Auditores Consultores Ltda

Santiago, Chile

July 21, 2017

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

COMBINED BALANCE SHEETS

	December 31,
	2016	2015
	in millions
ASSETS
Current assets:
Cash and cash equivalents	$552.6	$274.5
Trade receivables, net (note 3)	531.6	91.5
Prepaid expenses	86.6	12.2
Loans receivable—related-party (note 12)	86.2	—
Other current assets (notes 5 and 12)	252.2	60.8

Total current assets	1,509.2	439.0
Property and equipment, net (note 8)	3,860.9	843.5
Goodwill (note 8)	6,353.5	775.6
Intangible assets subject to amortization, net (note 8)	1,234.5	117.4
Intangible assets not subject to amortization (note 8)	607.2	605.9
Derivative instruments (note 5)	139.0	291.7
Deferred income taxes (note 10)	103.7	80.4
Other assets, net (notes 7, 10, 12 and 14)	335.9	84.6

Total assets	$14,143.9	$3,238.1

LIABILITIES AND COMBINED EQUITY
Current liabilities:
Accounts payable	$219.4	$54.2
Deferred revenue and advance payments	181.1	45.8
Current portion of debt and capital lease obligations (note 9)	150.8	0.8
Accrued interest	115.6	56.3
Accrued capital expenditures	87.6	23.3
Accrued payroll and employee benefits	66.7	20.4
Accrued programming and copyright fees	33.4	32.5
Accrued income taxes	26.1	37.9
Other accrued and current liabilities (notes 5, 12 and 13)	467.3	127.3

Total current liabilities	1,348.0	398.5
Long-term debt and capital lease obligations (note 9)	5,897.1	2,304.6
Deferred tax liabilities (note 10)	637.9	216.1
Deferred revenue and advance payments	254.8	—
Other long-term liabilities (notes 5, 13 and 14)	345.7	48.1

Total liabilities	8,483.5	2,967.3

Commitments and contingencies (notes 4, 5, 9, 10, 14 and 17)

Combined equity (note 11):
Parent entities:
Accumulated net contributions (distributions)	4,428.9	(46.5)
Accumulated earnings (loss)	(232.6)	199.7
Accumulated other comprehensive earnings (loss), net of taxes	(16.7)	54.3

Total combined equity attributable to parent entities	4,179.6	207.5
Noncontrolling interests	1,480.8	63.3

Total combined equity	5,660.4	270.8

Total liabilities and combined equity	$14,143.9	$3,238.1

The accompanying notes are an integral part of these combined financial statements.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

COMBINED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2016	2015	2014
	in millions
Revenue (note 18)	$2,723.8	$1,217.3	$1,204.6

Operating costs and expenses (exclusive of depreciation and amortization, shown separately below) (note 12):
Programming and other direct costs of services	677.2	337.7	324.3
Other operating	438.7	184.5	191.1
Selling, general and administrative (SG&A)	539.2	206.5	224.0
Related-party fees and allocations (note 12)	8.5	4.3	—
Depreciation and amortization (note 8)	587.3	216.4	216.7
Impairment, restructuring and other operating items, net (notes 4 and 13)	153.8	19.8	20.1

	2,404.7	969.2	976.2

Operating income	319.1	248.1	228.4

Non-operating income (expense):
Interest expense	(314.4)	(157.9)	(140.4)
Realized and unrealized gains (losses) on derivative instruments, net (note 5)	(225.9)	227.3	43.7
Foreign currency transaction gains (losses), net	110.1	(223.4)	(97.9)
Gains (losses) on debt modification and extinguishment, net (note 9)	0.9	—	(11.8)
Other income (expense), net (note 12)	12.1	(1.8)	2.1

	(417.2)	(155.8)	(204.3)

Earnings (loss) before income taxes	(98.1)	92.3	24.1
Income tax expense (note 10)	(305.9)	(46.5)	(14.4)

Net earnings (loss)	(404.0)	45.8	9.7
Net loss (earnings) attributable to noncontrolling interests	(28.3)	(7.8)	2.3

Net earnings (loss) attributable to parent entities	$(432.3)	$38.0	$12.0

Unaudited pro forma net earnings (loss) attributable to parent entities per ordinary share—basic (note 3)	$(3.44)	$0.87	$0.27

The accompanying notes are an integral part of these combined financial statements.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

COMBINED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

	Year ended December 31,
	2016	2015	2014
	in millions
Net earnings (loss)	$(404.0)	$45.8	$9.7

Other comprehensive earnings (loss), net of taxes (note 16):
Foreign currency translation adjustments	(58.7)	33.7	(70.2)
Pension-related adjustments and other, net	(13.2)	1.5	—

Other comprehensive earnings (loss)	(71.9)	35.2	(70.2)

Comprehensive earnings (loss)	(475.9)	81.0	(60.5)
Comprehensive loss (earnings) attributable to noncontrolling interests	(27.4)	(7.8)	2.3

Comprehensive earnings (loss) attributable to parent entities	$(503.3)	$73.2	$(58.2)

The accompanying notes are an integral part of these combined financial statements.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

COMBINED STATEMENTS OF EQUITY

	Parent entities
	Accumulated net contributions (distributions)	Accumulated earnings	Accumulated other comprehensive earnings (loss), net of taxes	Total combined equity attributable to parent entities	Noncontrolling interests	Total combined equity
	in millions
Balance at January 1, 2014	$1,051.4	$149.7	$65.8	$1,266.9	$232.4	$1,499.3
Net earnings	—	12.0	—	12.0	(2.3)	9.7
Other comprehensive loss	—	—	(70.2)	(70.2)	—	(70.2)
Deemed distribution in connection with the issuance of VTR Finance Senior Secured Notes (note 11)	(1,375.5)	—	—	(1,375.5)	—	(1,375.5)
VTR NCI Acquisition (note 11)	(277.6)	—	23.5	(254.1)	(181.0)	(435.1)
Contributions from parent entities, net (note 11)	316.4	—	—	316.4	—	316.4
Settlement of related-party loan and related interest (note 11)	122.5	—	—	122.5	—	122.5
Related-party tax allocations (notes 10 and 12)	(6.1)	—	—	(6.1)	—	(6.1)
Share-based compensation (note 15)	3.4	—	—	3.4	—	3.4
Other, net	4.9	—	—	4.9	(0.2)	4.7

Balance at December 31, 2014	$(160.6)	$161.7	$19.1	$20.2	$48.9	$69.1

The accompanying notes are an integral part of these combined financial statements.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

COMBINED STATEMENTS OF EQUITY

	Parent entities
	Accumulated net distributions	Accumulated earnings	Accumulated other comprehensive earnings (loss), net of taxes	Total combined equity attributable to parent entities	Noncontrolling interests	Total combined equity
	in millions
Balance at January 1, 2015	$(160.6)	$161.7	$19.1	$20.2	$48.9	$69.1
Net earnings	—	38.0	—	38.0	7.8	45.8
Other comprehensive earnings	—	—	35.2	35.2	—	35.2
Contributions from parent entities, net (note 11)	110.2	—	—	110.2	—	110.2
Contributions by noncontrolling interest owners (note 11)	—	—	—	—	6.8	6.8
Related-party tax allocations (notes 10 and 12)	(1.5)	—	—	(1.5)	—	(1.5)
Share-based compensation (note 15)	0.9	—	—	0.9	—	0.9
Other, net	4.5	—	—	4.5	(0.2)	4.3

Balance at December 31, 2015	$(46.5)	$199.7	$54.3	$207.5	$63.3	$270.8

The accompanying notes are an integral part of these combined financial statements.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

COMBINED STATEMENTS OF EQUITY

	Parent entities
	Accumulated net contributions (distributions)	Accumulated earnings (deficit)	Accumulated other comprehensive earnings (loss), net of taxes	Total combined equity attributable to parent entities	Noncontrolling interests	Total combined equity
	in millions
Balance at January 1, 2016	$(46.5)	$199.7	$54.3	$207.5	$63.3	$270.8
Net loss	—	(432.3)	—	(432.3)	28.3	(404.0)
Other comprehensive loss	—	—	(71.0)	(71.0)	(0.9)	(71.9)
Impact of the CWC Acquisition (note 4)	4,490.1	—	—	4,490.1	1,451.8	5,941.9
Distributions to noncontrolling interest owners (note 11)	—	—	—	—	(61.9)	(61.9)
Distribution to parent entities (note 11)	(21.4)	—	—	(21.4)	—	(21.4)
Shared-based compensation (note 15)	8.7	—	—	8.7	—	8.7
Other, net	(2.0)	—	—	(2.0)	0.2	(1.8)

Balance at December 31, 2016	$4,428.9	$(232.6)	$(16.7)	$4,179.6	$1,480.8	$5,660.4

The accompanying notes are an integral part of these combined financial statements.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

COMBINED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2016	2015	2014
	in millions
Cash flows from operating activities:
Net earnings (loss)	$(404.0)	$45.8	$9.7
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Share-based compensation expense	15.4	2.4	11.6
Related-party fees and allocations	8.5	4.3	—
Depreciation and amortization	587.3	216.4	216.7
Impairment, restructuring and other operating items, net	153.8	19.8	20.1
Amortization of deferred financing costs and non-cash interest	(8.3)	4.3	3.4
Realized and unrealized losses (gains) on derivative instruments, net	225.9	(227.3)	(43.7)
Foreign currency transaction losses (gains), net	(110.1)	223.4	97.9
Losses (gains) on debt modification and extinguishment, net	(0.9)	—	11.8
Deferred income tax expense (benefit)	93.5	(12.7)	28.2
Changes in operating assets and liabilities, net of the effect of acquisitions:
Receivables and other operating assets	(83.7)	46.6	(45.2)
Payables and accruals	(9.2)	(12.8)	(21.4)

Net cash provided by operating activities	468.2	310.2	289.1

Cash flows from investing activities:
Capital expenditures	(490.4)	(227.2)	(223.1)
Cash received (paid) in connection with acquisitions, net	17.0	(272.5)	—
Receipts from related party, net	0.3	8.6	—
Other investing activities, net	32.0	0.5	(9.1)

Net cash used by investing activities	$(441.1)	$(490.6)	$(232.2)

Cash flows from financing activities:
Borrowings of third-party debt	$1,520.6	$261.1	$45.0
Repayments of third-party debt and capital lease obligations	(1,156.5)	(0.8)	(125.6)
Distributions to noncontrolling interest owners	(61.9)	—	—
Payment of financing costs and debt premiums	(31.5)	(5.2)	(43.7)
Contributions from (distributions to) parent entities, net	(20.0)	98.7	316.4
Repayments received from related party, net	—	—	600.0
Repurchase of related-party debt, net	—	—	(441.8)
Purchase of Liberty Global shares in connection with the VTR NCI Acquisition	—	—	(435.1)
Net cash paid related to derivative instruments	—	—	(37.4)
Other financing activities, net	(3.4)	6.2	4.1

Net cash provided (used) by financing activities	247.3	360.0	(118.1)

Effect of exchange rate changes on cash	3.7	(12.2)	(6.7)

Net increase (decrease) in cash and cash equivalents	278.1	167.4	(67.9)

Cash and cash equivalents:
Beginning of year	274.5	107.1	175.0

End of year	$552.6	$274.5	$107.1

Cash paid for interest	$304.6	$146.4	$90.1

Net cash paid for taxes	$131.0	$22.5	$37.4

The accompanying notes are an integral part of these combined financial statements.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements

December 31, 2016, 2015 and 2014

(1)	Basis of Presentation

General

The accompanying combined financial statements represent a combination of the historical financial information of certain subsidiaries of Liberty Global plc (Liberty Global). These entities (collectively referred to herein as “the LatAm Group”), which own and operate Liberty Global’s broadband and wireless communications operations in Latin America and the Caribbean, are expected to be split-off from Liberty Global pursuant to a transaction (the Split-Off) in which we expect all LiLAC Shares, as defined below, to be converted on a one-for-one basis into new corresponding class of shares of Liberty Latin America Ltd. (Splitco), which is a new holding company that is expected to be the ultimate parent of the entities comprising the LatAm Group.

The primary Liberty Global subsidiaries that comprise the LatAm Group include (i) LGE Coral Holdco Limited (LGE Coral) and its subsidiaries, which include Cable & Wireless Communications Limited (CWC), (ii) VTR Finance B.V. (VTR Finance) and its subsidiaries, which include VTR.com SpA (VTR), (iii) Lila Chile Holding B.V. (Lila Chile Holding), which is the parent entity of VTR Finance, and (iv) LiLAC Communications Inc. (LiLAC Communications) and its subsidiaries, which include Liberty Cablevision of Puerto Rico LLC (Liberty Puerto Rico), an entity in which Liberty Global owns a 60.0% interest. In addition, prior to July 1, 2015, the LatAm Group includes the costs associated with certain corporate employees of Liberty Global that were exclusively focused on the management of the LatAm Group’s operations. Effective July 1, 2015, these corporate employees of Liberty Global were transferred to LiLAC Communications.

The LatAm Group provides residential and business-to-business (B2B) services in (i) 18 countries, predominantly in Latin America and the Caribbean, through CWC, (ii) Chile through VTR and (iii) Puerto Rico through Liberty Puerto Rico. CWC also provides (a) B2B services in certain other countries in Latin America and the Caribbean and (b) wholesale services over its sub-sea and terrestrial networks that connect over 40 markets in that region. CWC owns less than 100% of certain of its consolidated subsidiaries, including Cable & Wireless Panama, SA (CWC Panama) (a 49.0%-owned entity that owns most of our operations in Panama), The Bahamas Telecommunications Company Limited (CWC BTC) (a 49.0%-owned entity that owns all of our operations in the Bahamas), Cable & Wireless Jamaica Limited (CWC Jamaica) (an 82.0%-owned entity that owns the majority of our operations in Jamaica) and Cable & Wireless Barbados Limited (CWC Barbados) (an 81.1%-owned entity that owns the majority of our operations in Barbados).

The accompanying combined financial statements have been prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP) and represent a combination of the historical financial information of the entities that comprise the LatAm Group. In these notes, the terms “the Company,” “us,” “we” and “our” refer to the LatAm Group. All significant intercompany accounts and transactions have been eliminated in the combined financial statements. Unless otherwise indicated, ownership percentages and convenience translations into United States (U.S.) dollars are calculated as of December 31, 2016.

These combined financial statements reflect our consideration of the accounting and disclosure implications of subsequent events through July 21, 2017, the date of issuance.

LiLAC Transaction

On July 1, 2015, Liberty Global completed the “LiLAC Transaction,” pursuant to which each holder of Class A, Class B and Class C Liberty Global ordinary shares (Liberty Global Shares) received one share of the

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

corresponding class of “LiLAC Shares” for each 20 Liberty Global Shares held as of the record date for such distribution. Accordingly, Liberty Global issued 12,625,362 Class A, 523,626 Class B and 30,776,883 Class C LiLAC Shares upon the completion of the LiLAC Transaction. The LiLAC Shares are tracking shares, which are intended to reflect or “track” the economic performance of Liberty Global’s “LiLAC Group” rather than the economic performance of Liberty Global as a whole. The LiLAC Group comprises the same entities as the LatAm Group. As further described below, in connection with the anticipated Split-Off, the LiLAC Shares will effectively be replaced by corresponding classes of shares of Splitco that will own the entities comprising the LatAm Group.

Split-off of the LatAm Group from Liberty Global

Following the Split-Off, Liberty Global and Splitco will operate independently. In connection with the Split-Off, Splitco expects to enter into certain agreements with Liberty Global, including a reorganization agreement, a tax sharing agreement, a services agreement and a facilities sharing agreement. The reorganization agreement will provide for, among other things, the principal corporate transactions (including the internal restructuring) required to effect the Split-Off, certain conditions to the Split-Off and provisions governing the relationship between Splitco and Liberty Global with respect to and resulting from the Split-Off. Under the tax sharing agreement, tax liabilities and tax benefits relating to taxable periods before and after the Split-Off will be computed and apportioned between Splitco and Liberty Global, and responsibility for payment of those tax liabilities (including any taxes attributable to the Split-Off and related internal restructurings) and use of those tax benefits will be allocated between Splitco and Liberty Global. Furthermore, the tax sharing agreement will set forth the rights of Splitco and Liberty Global in respect of the preparation and filing of tax returns, the handling of audits or other tax proceedings and assistance and cooperation and other matters, in each case, for taxable periods ending on or before or that otherwise include the date of the Split-Off. Under the services agreement, which may continue in effect for a period of up to three years following the Split-Off, Liberty Global will provide Splitco with specified services that Splitco may request or require. Under the facilities sharing agreement, which may continue in effect for a period of up to three years following the Split-Off, Splitco will share corporate office facilities with Liberty Global. Splitco will pay a sharing fee for use of the office based on a comparable fair market rental rate and an estimate of the usage of the office facilities by or on behalf of Splitco.

(2)	Recent Accounting Pronouncements

ASU 2014-09

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09, as amended by ASU No. 2015-14, will replace existing revenue recognition guidance when it becomes effective for annual and interim reporting periods beginning after December 15, 2017. This new standard permits the use of either the retrospective or cumulative effect transition method. We will adopt ASU 2014-09 effective January 1, 2018 using the cumulative effect transition method. While we are continuing to evaluate the effect that ASU 2014-09 will have on our combined financial statements, we have identified a number of our current revenue recognition policies that will be impacted by ASU 2014-09, including

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

the accounting for (i) time-limited discounts and free service periods provided to our customers and (ii) certain up-front fees charged to our customers. These impacts are discussed below:

•	When we enter into contracts to provide services to our customers, we often provide time-limited discounts or free service periods. Under current accounting rules, we recognize revenue net of discounts during the promotional periods and do not recognize any revenue during free service periods. Under ASU 2014-09, revenue recognition will be accelerated for these contracts as the impact of the discount or free service period will be recognized uniformly over the total contractual period.

•	When we enter into contracts to provide services to our customers, we often charge installation or other up-front fees. Under current accounting rules, installation fees related to services provided over our cable networks are recognized as revenue during the period in which the installation occurs to the extent these fees are equal to or less than direct selling costs. Under ASU 2014-09, these fees will generally be deferred and recognized as revenue over the contractual period, or longer if the up-front fee results in a material renewal right.

•	ASU 2014-09 will require the identification of deliverables in contracts with customers that qualify as performance obligations. The transaction price receivable from customers will be allocated between our performance obligations under contracts on a relative stand-alone selling price basis. Currently, we offer handsets under a subsidized contract model, whereby upfront revenue recognition is limited to the upfront cash collected from the customer as the remaining monthly fees to be received from the customer, including fees that may be associated with the handset, are contingent upon delivering future airtime. This limitation will no longer be applied under ASU 2014-09. The primary impact on revenue reporting will be that when we sell subsidized handsets together with airtime services to customers, revenue allocated to handsets and recognized when control of the device passes to the customer will increase and revenue recognized as services are delivered will decrease.

We currently do not expect the net impact of ASU 2014-09 to have a material impact on our reported revenue.

ASU 2014-09 will also impact our accounting for certain upfront costs directly associated with obtaining and fulfilling customer contracts. Under our current policy, these costs are expensed as incurred unless the costs are in the scope of another accounting topic that allows for capitalization. Under ASU 2014-09, the upfront costs that are currently expensed as incurred will be recognized as assets and amortized to other operating expenses over a period that is consistent with the transfer to the customers of the goods or services to which the assets relate, which we have generally interpreted to be the expected life of the customer relationship. The impact of the accounting change for these costs will be dependent on numerous factors, including the number of new subscriber contracts added in any given period, but we expect the adoption of this accounting change will initially result in the deferral of a significant amount of operating and selling costs.

The ultimate impact of adopting ASU 2014-09 for both revenue recognition and costs to obtain and fulfill contracts will depend on the promotions and offers in place during the period leading up to and after the adoption of ASU 2014-09.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

ASU 2016-02

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASU 2016-02), which, for most leases, will result in lessees recognizing lease assets and lease liabilities on the balance sheet with additional disclosures about leasing arrangements. ASU 2016-02 requires lessees and lessors to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The modified retrospective approach also includes a number of optional practical expedients an entity may elect to apply. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. We will adopt ASU 2016-02 on January 1, 2019. Although we are currently evaluating the effect that ASU 2016-02 will have on our combined financial statements, we expect the adoption of this standard will increase the number of leases to be accounted for as capital leases in our combined balance sheet.

ASU 2017-04

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment (ASU 2017-04), which eliminates the requirement to estimate the implied fair value of a reporting unit’s goodwill as determined following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Instead, a company should recognize any goodwill impairment by comparing the fair value of a reporting unit to its carrying amount. ASU 2017-04 is effective for annual reporting periods beginning after December 15, 2019, including interim periods within those fiscal years, with early adoption permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We expect the adoption of ASU 2017-04 to reduce the complexity surrounding the evaluation of our goodwill for impairment.

ASU 2017-07

In March 2017, the FASB issued ASU No. 2017-07, Improving the Presentation of the Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (ASU 2017-07), which requires, among other things, that the service cost component to be reported in the same statement of operation line item or items as other compensation-related costs arising from services rendered by employees. ASU 2017-07 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those fiscal years, with early adoption permitted for interim or annual periods. We are currently evaluating the effect that ASU 2017-07 will have on our combined financial statements and related disclosures.

(3)	Summary of Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates and assumptions are used in accounting for, among other things, the valuation of acquisition-related assets and liabilities, allowances for uncollectible accounts, programming and copyright expenses, deferred income taxes and related valuation allowances, loss contingencies, fair value measurements, impairment assessments,

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

capitalization of internal costs associated with construction and installation activities, useful lives of long-lived assets, share-based compensation and actuarial liabilities associated with certain benefit plans. Actual results could differ from those estimates.

Principles of Combination

The accompanying combined financial statements include the accounts of the entities described in note 1, all of which are voting interest entities in which we or Liberty Global exercise a controlling financial interest through the ownership of a direct or indirect controlling voting interest. All significant intercompany accounts and transactions have been eliminated in the combination.

Cash and Cash Equivalents and Restricted Cash

Cash equivalents consist of money market funds and other investments that are readily convertible into cash and have maturities of three months or less at the time of acquisition. We record money market funds at the net asset value reported by the investment manager as there are no restrictions on our ability, contractual or otherwise, to redeem our investments at the stated net asset value reported by the investment manager.

Restricted cash consists of cash held in restricted accounts, including cash held as collateral for debt and other compensating balances. Restricted cash amounts that are required to be used to purchase long-term assets or repay long-term debt are classified as long-term assets. All other cash that is restricted to a specific use is classified as current or long-term based on the expected timing of the disbursement. At December 31, 2016 and 2015, our current and long-term restricted cash balances aggregated $28.2 million and nil, respectively.

Our significant non-cash investing and financing activities are disclosed in our combined statements of equity and in notes 4, 5, 8, and 9.

Trade Receivables

Our trade receivables are reported net of an allowance for doubtful accounts. Such allowance aggregated $116.1 million and $30.9 million at December 31, 2016 and 2015, respectively. The allowance for doubtful accounts is based upon our assessment of probable loss related to uncollectible accounts receivable. We use a number of factors in determining the allowance, including, among other things, collection trends, prevailing and anticipated economic conditions and specific customer credit risk. The allowance is maintained until either payment is received or the likelihood of collection is considered to be remote.

Concentration of credit risk with respect to trade receivables is limited due to the large number of customers and their dispersion across many different countries, with the exception of $58.1 million at December due from various departments within a single government entity. We also manage this risk by disconnecting services to customers whose accounts are delinquent.

Investments

We account for our investment in Telecommunications Services of Trinidad and Tobago Limited (TSTT) using the cost method. We continually perform reviews to determine whether a decline in fair value below the

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

cost basis of our investment in TSTT is other-than-temporary. The primary factors we consider in our determination are the extent and length of time that the fair value of the investment is below our company’s carrying value and the financial condition, operating performance and near-term prospects of the investee, changes in the stock price or valuation subsequent to the balance sheet date, and the impacts of exchange rates, if applicable. If a decline in fair value of this investment is deemed to be other-than-temporary, the cost basis of the security is written down to fair value through our statement of operations. For additional information regarding these investments, see notes 7 and 14.

We account for our investment in United Kingdom (U.K.) Government Gilts using the available-for-sale method. Available-for-sale securities are measured at fair value. Changes in the fair value of available-for-sale securities are reflected in other comprehensive income or loss until sold or other-than-temporarily impaired, at which time the amounts are reclassified from accumulated other comprehensive income or loss into non-operating income or expense in our combined statements of operations. For additional information regarding our fair value measurements, see note 6.

Financial Instruments

Due to the short maturities of cash and cash equivalents, restricted cash, short-term liquid investments, trade and other receivables, other current assets, accounts payable, accrued liabilities and other accrued and current liabilities, their respective carrying values approximate their respective fair values. For information concerning the fair values of certain of our derivative and debt instruments, see notes 5, 7 and 9, respectively. For information regarding how we arrive at certain of our fair value measurements, see note 6.

Derivative Instruments

All derivative instruments, whether designated as hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative instrument is not designated as a hedge, changes in the fair value of the derivative instrument are recognized in earnings. If the derivative instrument is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative instrument are recorded in other comprehensive earnings or loss and subsequently reclassified into our combined statements of operations when the hedged forecasted transaction affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. With the exception of a limited number of our foreign currency forward contracts, we do not apply hedge accounting to our derivative instruments.

The net cash received or paid related to our derivative instruments is classified as an operating, investing or financing activity in our combined statements of cash flows based on the objective of the derivative instrument and the classification of the applicable underlying cash flows. For foreign currency forward contracts that are used to hedge capital expenditures, the net cash received or paid is classified as an adjustment to capital expenditures in our combined statements of cash flows. For derivative contracts that are terminated prior to maturity, the cash paid or received upon termination that relates to future periods is classified as a financing activity in our combined statement of cash flows.

For information regarding our derivative instruments, see note 5.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. We capitalize costs associated with the construction of new cable and mobile transmission and distribution facilities and the installation of new cable services. Capitalized construction and installation costs include materials, labor and other directly attributable costs. Installation activities that are capitalized include (i) the initial connection (or drop) from our cable system to a customer location, (ii) the replacement of a drop and (iii) the installation of equipment for additional services, such as digital cable, telephone or broadband internet service. The costs of other customer-facing activities, such as reconnecting customer locations where a drop already exists, disconnecting customer locations and repairing or maintaining drops, are expensed as incurred. Interest capitalized with respect to construction activities was not material during any of the periods presented.

Capitalized internal-use software is included as a component of property and equipment. We capitalize internal and external costs directly associated with the development of internal-use software. We also capitalize costs associated with the purchase of software licenses. Maintenance and training costs, as well as costs incurred during the preliminary stage of an internal-use software development project, are expensed as incurred.

Depreciation is computed using the straight-line method over the estimated useful life of the underlying asset. Equipment under capital leases is amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. Useful lives used to depreciate our property and equipment are assessed periodically and are adjusted when warranted. The useful lives of cable and mobile distribution systems that are undergoing a rebuild are adjusted such that property and equipment to be retired will be fully depreciated by the time the rebuild is completed. For additional information regarding the useful lives of our property and equipment, see note 8.

Additions, replacements and improvements that extend the asset life are capitalized. Repairs and maintenance are charged to operations.

We recognize a liability for asset retirement obligations in the period in which it is incurred if sufficient information is available to make a reasonable estimate of fair values. Asset retirement obligations primarily relate to assets placed on leased wireless towers and other premises. We include the recorded value of our asset retirement obligation ($35.2 million and nil at December 31, 2016 and 2015, respectively) in other long-term liabilities in our combined balance sheets.

Intangible Assets

Our primary intangible assets relate to goodwill, customer relationships and cable television franchise rights. Goodwill represents the excess purchase price over the fair value of the identifiable net assets acquired in a business combination. Customer relationships and cable television franchise rights are initially recorded at their fair values in connection with business combinations.

Goodwill and other intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually. Intangible assets with finite lives are amortized on a straight-line basis over their respective estimated useful lives to their estimated residual values, and reviewed for impairment.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

We do not amortize our cable television franchise rights and certain other intangible assets as these assets have indefinite lives. For additional information regarding the useful lives of our intangible assets, see note 8.

Impairment of Property and Equipment and Intangible Assets

When circumstances warrant, we review the carrying amounts of our property and equipment and our intangible assets (other than goodwill and other indefinite-lived intangible assets) to determine whether such carrying amounts continue to be recoverable. Such changes in circumstance may include (i) an expectation of a sale or disposal of a long-lived asset or asset group, (ii) adverse changes in market or competitive conditions, (iii) an adverse change in legal factors or business climate in the markets in which we operate and (iv) operating or cash flow losses. For purposes of impairment testing, long-lived assets are grouped at the lowest level for which cash flows are largely independent of other assets and liabilities, generally at or below the reporting unit level (see below). If the carrying amount of the asset or asset group is greater than the expected undiscounted cash flows to be generated by such asset or asset group, an impairment adjustment is recognized. Such adjustment is measured by the amount that the carrying value of such asset or asset group exceeds its fair value. We generally measure fair value by considering (a) sale prices for similar assets, (b) discounted estimated future cash flows using an appropriate discount rate and/or (c) estimated replacement cost. Assets to be disposed of are recorded at the lower of their carrying amount or fair value less costs to sell.

We evaluate goodwill and other indefinite-lived intangible assets (primarily cable television franchise rights) for impairment at least annually on October 1 and whenever facts and circumstances indicate that their carrying amounts may not be recoverable. For impairment evaluations with respect to both goodwill and other indefinite-lived intangibles, we first make a qualitative assessment to determine if the goodwill or other indefinite-lived intangible may be impaired. In the case of goodwill, if it is more-likely-than-not that a reporting unit’s fair value is less than its carrying value, we then compare the fair value of the reporting unit to its respective carrying amount. A reporting unit is an operating segment or one level below an operating segment (referred to as a “component”). If the carrying value of a reporting unit were to exceed its fair value, we would then compare the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying amount over the fair value would be charged to operations as an impairment loss. With respect to other indefinite-lived intangible assets, if it is more-likely-than-not that the fair value of an indefinite-lived intangible asset is less than its carrying value, we then estimate its fair value and any excess of the carrying value over the fair value is also charged to operations as an impairment loss.

Income Taxes

The income taxes of the LatAm Group are presented on a stand alone basis, and each each tax paying entity or group within the LatAm Group is presented on a separate return basis. Income taxes are accounted for under the asset and liability method. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts and income tax basis of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carryforwards, using enacted tax rates in effect for each taxing jurisdiction in which we operate for the year in which those temporary differences are expected to be recovered or settled. We recognize the financial statement effects of a tax position when it is more-likely-than-not, based on technical merits, that the position will be sustained upon examination. Net deferred tax assets are then reduced by a valuation allowance if we believe it is more-likely-than-not such net

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

deferred tax assets will not be realized. Certain of our valuation allowances and tax uncertainties are associated with entities that we acquired in business combinations. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. Deferred tax liabilities related to investments in foreign entities and foreign corporate joint ventures that are essentially permanent in duration are not recognized until it becomes apparent that such amounts will reverse in the foreseeable future. In order to be considered essentially permanent in duration, sufficient evidence must indicate that the foreign entity has invested or will invest its undistributed earnings indefinitely, or that earnings will be remitted in a tax-free liquidation. Interest and penalties related to income tax liabilities are included in income tax benefit or expense in our combined statements of operations. For additional information regarding our income taxes, see note 10.

Foreign Currency Translation and Transactions

The reporting currency of the LatAm Group is the U.S. dollar. The functional currency of our foreign operations generally is the applicable local currency for each foreign entity. Assets and liabilities of our foreign entities (including intercompany balances for which settlement is not anticipated in the foreseeable future) are translated at the spot rate in effect at the applicable reporting date. With the exception of certain material transactions, the amounts reported in our combined statements of operations are translated at the average exchange rates in effect during the applicable period. The resulting unrealized cumulative translation adjustment, net of applicable income taxes, is recorded as a component of accumulated other comprehensive earnings or loss in our combined statements of equity. With the exception of certain material transactions, the cash flows from our operations in foreign countries are translated at the average rate for the applicable period in our combined statements of cash flows. The impacts of material transactions generally are recorded at the applicable spot rates in our combined statements of operations and cash flows. The effect of exchange rates on cash balances held in foreign currencies are separately reported in our combined statements of cash flows.

Transactions denominated in currencies other than the functional currencies of the entities that comprise the LatAm Group are recorded based on exchange rates at the time such transactions arise. Changes in exchange rates with respect to amounts recorded in our combined balance sheets related to these non-functional currency transactions result in transaction gains and losses that are reflected in our combined statements of operations as unrealized (based on the applicable period end exchange rates) or realized upon settlement of the transactions.

Revenue Recognition

Service Revenue—Cable Networks. We recognize revenue from the provision of video, broadband internet and fixed-line telephony services over our cable network to customers in the period the related services are provided. Installation revenue (including reconnect fees) related to services provided over our cable network is recognized as revenue in the period during which the installation occurs to the extent these fees are equal to or less than direct selling costs, which costs are expensed as incurred. To the extent installation revenue exceeds direct selling costs, the excess revenue is deferred and amortized over the average expected subscriber life.

Sale of Multiple Products and Services. We sell video, broadband internet, fixed-line telephony and mobile services to our customers in bundled packages at a rate lower than if the customer purchased each product on a standalone basis. Revenue from bundled packages generally is allocated proportionally to the individual services based on the relative standalone price for each respective service.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

Mobile Revenue—General. Consideration from mobile contracts is allocated to the airtime service element and the handset service element based on the relative standalone prices of each element. The amount of consideration allocated to the handset is limited to the amount that is not contingent upon the delivery of future airtime services. Certain of our operations that provide mobile services offer handsets under a subsidized contract model, whereby upfront revenue recognition is limited to the upfront cash collected from the customer as the remaining monthly fees to be received from the customer, including fees that may be associated with the handset, are contingent upon delivering future airtime services.

Mobile Revenue—Airtime Services. We recognize revenue from mobile services in the period the related services are provided. Revenue from pre-pay customers is recorded as deferred revenue prior to the commencement of services and revenue is recognized as the services are rendered or usage rights expire.

Mobile Revenue—Handset Revenue. Arrangement consideration allocated to handsets is recognized as revenue when the goods have been delivered and title has passed.

B2B Revenue. We defer upfront installation and certain nonrecurring fees received on B2B contracts where we maintain ownership of the installed equipment. The deferred fees are amortized into revenue on a straight-line basis over the term of the arrangement or the expected period of performance.

Promotional Discounts. For subscriber promotions, such as discounted or free services during an introductory period, revenue is recognized only to the extent of the discounted monthly fees charged to the subscriber, if any.

Subscriber Advance Payments and Deposits. Payments received in advance for the services we provide are deferred and recognized as revenue when the associated services are provided.

Sales, Use and Other Value-Added Taxes (VAT). Revenue is recorded net of applicable sales, use and other value-added taxes.

Share-based Compensation

Certain of our employees hold share-based incentive awards that were granted under share-based incentive plans of Liberty Global, VTR and Liberty Puerto Rico. We recognize compensation expense associated with these share-based incentive awards based on their grant-date fair values and our estimates of forfeitures. We recognize the grant-date fair value of outstanding awards as a charge to operations over the vesting period. Payroll taxes incurred in connection with the vesting or exercise of our share-based incentive awards are recorded as a component of share-based compensation expense in our combined statements of operations.

We use the liability method to account for share-based incentive awards issued under VTR’s share-based incentive plan (the VTR Plan) and Liberty Puerto Rico’s share-based incentive plan (the Liberty Puerto Rico Plan). The liability method computes the compensation charges based on the vested remeasured fair value of the awards at each reporting date through the date that the awards are exercised or expire.

We use the straight-line method to recognize share-based compensation expense for share-based incentive awards that do not contain a performance condition and the accelerated expense attribution method for our

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

outstanding share awards that contain a performance condition and vest on a graded basis. We also recognize the equity component of deferred compensation within accumulated net contributions (distributions).

The grant date fair values of share-based incentive awards granted to LatAm Group employees are estimated as follows: (i) the Black-Scholes option pricing model for Liberty Global share appreciation rights (SARs) and (ii) the closing share price of Liberty Global ordinary shares on the date of grant for Liberty Global restricted share units (RSUs) and performance-based restricted share units (PSUs). The expected life of Liberty Global SARs are based on historical exercise trends. The expected volatility for Liberty Global SARs is generally based on a combination of (a) historical volatilities of Liberty Global ordinary shares for a period equal to the expected average life of the Liberty Global awards and (b) volatilities implied from publicly traded Liberty Global options, as supplemented with relevant peer group volatilities where necessary.

For additional information regarding our share-based compensation, see note 15.

Unaudited Pro Forma Earnings (Loss) per Share

Unaudited pro forma earnings (loss) per ordinary share for all periods presented is computed by dividing net earnings (loss) for the respective period by the pro forma weighted average number of LiLAC Shares outstanding.

The following table sets forth the pro forma weighted average number of LiLAC Shares outstanding used in the calculation of our unaudited pro forma earnings (loss) per ordinary share:

	Year ended December 31,
	2016 (a)	2015 (b)	2014 (c)
Pro forma weighted average shares outstanding—basic	125,627,811	43,920,678	43,925,871

(a)	Amount represents the actual weighted average number of LiLAC Shares outstanding for the year ended December 31, 2016, as adjusted to give effect to the LiLAC Distribution (as defined and described in note 4) as if it had occurred on May 16, 2016, the date we acquired CWC.
(b)	Amount represents the actual weighted average number of LiLAC Shares outstanding for the period from July 1, 2015 (date of the LiLAC Transaction) through December 31, 2015, as adjusted to reflect the 43,925,871 LiLAC Shares that were issued on July 1, 2015 as if they had been issued and outstanding since January 1, 2015.
(c)	Amount represents the number of LiLAC Shares issued on July 1, 2015 upon completion of the LiLAC Transaction as if they had been issued and outstanding since January 1, 2014.

Litigation Costs

Legal fees and related litigation costs are expensed as incurred.

(4)	Acquisitions

2016 Acquisition

CWC. On May 16, 2016, we acquired CWC for shares of Liberty Global (the CWC Acquisition). Under the terms of the transaction, CWC shareholders received in the aggregate: 31,607,008 Class A Liberty Global Shares,

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

77,379,774 Class C Liberty Global Shares, 3,648,513 Class A LiLAC Shares and 8,939,316 Class C LiLAC Shares. Further, immediately prior to the acquisition, CWC declared a special cash dividend (the Special Dividend) to its shareholders in the amount of £0.03 ($0.04 at the transaction date) per CWC share. The Special Dividend was paid to CWC shareholders promptly following the closing and the payment, together with fees and expenses related to the acquisition, was funded with CWC liquidity, including incremental debt borrowings, and LatAm Group corporate liquidity. We acquired CWC in order to achieve certain financial, operational and strategic benefits through the integration of CWC with our existing operations in the LatAm Group.

The CWC Acquisition triggered regulatory approval requirements in certain jurisdictions in which CWC operates. The regulatory authorities in certain of these jurisdictions, including the Bahamas, Jamaica, Trinidad and Tobago and the Seychelles, have not completed their review of the CWC Acquisition or granted their approval. While we expect to receive all outstanding approvals, such approvals may include binding conditions or requirements that could have an adverse impact on CWC’s operations and financial condition.

For accounting purposes, the CWC Acquisition was treated as the acquisition of CWC by the LatAm Group. In this regard, the equity and cash consideration paid to acquire CWC is set forth below (in millions):

Class A Liberty Global Shares (a)	$1,167.2
Class C Liberty Global Shares (a)	2,803.5
Class A LiLAC Shares (a)	144.1
Class C LiLAC Shares (a)	375.3
Special Dividend (b)	193.8

Total	$4,683.9

(a)	Represents the fair value of the 31,607,008 Class A Liberty Global Shares, 77,379,774 Class C Liberty Global Shares, 3,648,513 Class A LiLAC Shares and 8,939,316 Class C LiLAC Shares issued to CWC shareholders in connection with the CWC Acquisition. These amounts are based on the market price per share at closing on May 16, 2016 of $36.93, $36.23, $39.50 and $41.98, respectively. The aggregate fair value of the Liberty Global Shares issued to acquire CWC has been reflected as an increase to accumulated net contributions (distributions) in our combined statement of equity. On July 1, 2016, a total of 117,430,965 Class A and Class C LiLAC Shares were issued to holders of Class A and Class C Liberty Global Shares in recognition of the Liberty Global Shares that were issued to acquire CWC (the LiLAC Distribution).
(b)	Represents the Special Dividend of £0.03 ($0.04 at the transaction date) per CWC share paid pursuant to the scheme arrangement based on 4,433,222,313 outstanding shares of CWC on May 16, 2016.

We have accounted for the CWC Acquisition using the acquisition method of accounting, whereby the total purchase price was allocated to the acquired identifiable net assets of CWC based on assessments of their respective fair values, and the excess of the purchase price over the fair values of these identifiable net assets was allocated to goodwill. The preliminary opening balance sheet is subject to adjustment based on our final assessment of the fair values of the acquired identifiable assets and liabilities. Although most items in the valuation process remain open, the items with the highest likelihood of changing upon finalization of the valuation process include property and equipment, goodwill, customer relationships, trademarks, noncontrolling

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

interests and income taxes. A summary of the purchase price and the preliminary opening balance sheet of CWC at the May 16, 2016 acquisition date is presented in the following table (in millions):

Cash and cash equivalents	$210.8
Other current assets	583.2
Property and equipment, net	2,908.1
Goodwill (a)	5,595.2
Intangible assets subject to amortization, net (b)	1,266.0
Other assets, net	528.3
Current portion of debt and capital lease obligations	(94.2)
Other accrued and current liabilities	(750.1)
Long-term debt and capital lease obligations	(3,308.0)
Other long-term liabilities	(803.6)
Noncontrolling interests (c)	(1,451.8)

Total purchase price (d)	$4,683.9

(a)	The goodwill recognized in connection with the CWC Acquisition is primarily attributable to (i) the ability to take advantage of CWC’s existing terrestrial and sub-sea networks to gain immediate access to potential customers and (ii) synergies that are expected to be achieved through the integration of CWC with other operations in the LatAm Group.
(b)	Amount primarily includes intangible assets related to customer relationships. The preliminary assessment of the weighted average useful life of CWC’s intangible assets at the May 16, 2016 acquisition date was approximately eight years.
(c)	Represents the estimated aggregate fair value of the noncontrolling interests in CWC’s subsidiaries as of May 16, 2016.
(d)	Excludes direct acquisition costs of $132.0 million, including $118.5 million incurred during 2016, which are included in impairment, restructuring and other operating items, net, in our combined statements of operations.

Carve-out Entities. In connection with the CWC Acquisition in 2016 and CWC’s acquisition of Columbus International Inc. and its subsidiaries (collectively, Columbus) in 2015 (the Columbus Acquisition), certain entities (the Carve-out Entities) that held licenses granted by the U.S. Federal Communications Commission (the FCC) were transferred to entities not controlled by CWC (collectively, New Cayman). The arrangements with respect to the Carve-out Entities, which were executed in connection with the Columbus Acquisition and the CWC Acquisition, contemplated that upon receipt of regulatory approval, we would acquire the Carve-out Entities. On March 8, 2017, the FCC granted its approval for our acquisition of the Carve-out Entities. Accordingly, on April 1, 2017, subsidiaries of CWC acquired the Carve-out Entities for an aggregate purchase price of $86.2 million, which represents the amount due under notes receivable that were exchanged for the equity of the Carve-out Entities.

2015 Acquisition

On June 3, 2015, pursuant to a stock purchase agreement with the parent entity of Puerto Rico Cable Acquisition Company Inc., dba Choice Cable TV (Choice) and following regulatory approval, a subsidiary of

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

LiLAC Communications, together with investment funds affiliated with Searchlight Capital Partners, L.P. (collectively, Searchlight), acquired 100% of Choice (the Choice Acquisition). Choice is a cable and broadband services provider in Puerto Rico. We acquired Choice in order to achieve certain financial, operational and strategic benefits through the integration of Choice with Liberty Puerto Rico. The combined business is 60.0%-owned by LiLAC Communications and 40.0%-owned by Searchlight.

The purchase price for Choice of $276.4 million was funded through (i) Liberty Puerto Rico’s incremental debt borrowings, net of discount and fees, of $259.1 million, (ii) equity contributions from Liberty Global and Searchlight of $10.2 million and $6.8 million, respectively, and (iii) cash of $0.3 million from Liberty Puerto Rico.

We have accounted for the Choice Acquisition using the acquisition method of accounting, whereby the total purchase price was allocated to the acquired identifiable net assets of Choice based on assessments of their respective fair values, and the excess of the purchase price over the fair values of these identifiable net assets was allocated to goodwill. A summary of the purchase price and opening balance sheet of Choice at the June 3, 2015 acquisition date is presented in the following table. The opening balance sheet presented below reflects our final purchase price allocation (in millions):

Cash and cash equivalents	$3.6
Other current assets	7.8
Property and equipment, net	79.8
Goodwill (a)	51.6
Intangible assets subject to amortization, net (b)	59.1
Cable television franchise rights	147.8
Other assets, net	0.3
Other accrued and current liabilities	(13.2)
Non-current deferred tax liabilities	(60.4)

Total purchase price (c)	$276.4

(a)	The goodwill recognized in connection with the Choice Acquisition is primarily attributable to (i) the ability to take advantage of Choice’s existing advanced broadband communications network to gain immediate access to potential customers and (ii) synergies that are expected to be achieved through the integration of Choice with Liberty Puerto Rico.
(b)	Amount primarily includes intangible assets related to customer relationships. As of June 3, 2015, the weighted average useful life of Choice’s intangible assets was approximately ten years.
(c)	Excludes direct acquisition costs of $8.5 million incurred through December 31, 2015, which are included in impairment, restructuring and other operating items, net, in our combined statements of operations.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

Pro Forma Information

The following unaudited pro forma combined operating results give effect to (i) the CWC Acquisition and (ii) the Choice Acquisition as if they had been completed as of January 1, 2015. These pro forma amounts are not necessarily indicative of the operating results that would have occurred if these transactions had occurred on such date. The pro forma adjustments are based on certain assumptions that we believe are reasonable.

	Year ended December 31,
	2016	2015
	in millions
Revenue	$3,621.2	$3,642.7

Net loss attributable to parent entities	$(174.4)	$(165.6)

Net loss attributable to parent entities per ordinary share—basic (a)	$(1.00)	$(0.95)

(a)	Net loss per ordinary share calculations are based upon 173,940,805 and 173,939,472 pro forma weighted average ordinary shares outstanding, respectively. These weighted average ordinary shares are based on the corresponding pro forma weighted average share figures that are detailed in note 3, as further adjusted to reflect the shares issued in the CWC Acquisition and the LiLAC Distribution as if those transactions had occurred on January 1, 2015. For additional information with respect to the pro forma shares outstanding see note 3.

Our combined statement of operations for 2016 includes revenue and net loss of $1,443.6 million and $30.4 million, respectively, attributable to CWC.

The following unaudited pro forma combined operating results give effect to the Choice Acquisition as if it had been completed as of January 1, 2014. These pro forma amounts are not necessarily indicative of the operating results that would have occurred if this transaction had occurred on such date. The pro forma adjustments are based on certain assumptions that we believe are reasonable.

	Year ended December 31,
	2015	2014
	in millions
Revenue	$1,254.4	$1,291.9

Net earnings attributable to parent entities	$39.9	$11.6

Net earnings attributable to parent entities per share—basic (a)	$0.91	$0.26

(a)	Net earnings per ordinary share calculations are based upon 43,920,678 and 43,925,871 pro forma weighted average ordinary shares outstanding, respectively. For additional information with respect to the pro forma shares outstanding see note 3.

Our combined statement of operations for 2015 includes revenue and net earnings of $52.1 million and $4.6 million, respectively, attributable to Choice.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

(5)	Derivative Instruments

In general, we seek to enter into derivative instruments to protect against (i) increases in the interest rates on our variable-rate debt and (ii) foreign currency movements, particularly with respect to borrowings that are denominated in a currency other than the functional currency of the borrowing entity. In this regard, through our combined entities, we have entered into various derivative instruments to manage interest rate exposure and foreign currency exposure with respect to the U.S. dollar ($), the British pound sterling (£), the Chilean peso (CLP) and the Jamaican dollar (JMD).

The following table provides details of the fair values of our derivative instrument assets and liabilities:

	December 31, 2016			December 31, 2015
	Current (a)	Long-term (a)	Total	Current (a)	Long-term (a)	Total
	in millions
Assets:
Cross-currency and interest rate derivative contracts (b)	$6.9	$139.0	$145.9	$11.8	$291.7	$303.5
Foreign currency forward contracts	0.3	—	0.3	4.2	—	4.2

Total	$7.2	$139.0	$146.2	$16.0	$291.7	$307.7

Liabilities:
Cross-currency and interest rate derivative contracts (b)	$24.6	$28.9	$53.5	$—	$13.8	$13.8
Foreign currency forward contracts	4.2	—	4.2	—	—	—

Total	$28.8	$28.9	$57.7	$—	$13.8	$13.8

(a)	Our current derivative assets, current derivative liabilities and long-term derivative liabilities are included in other current assets, other accrued and current liabilities and other long-term liabilities, respectively, in our combined balance sheets.
(b)	We consider credit risk in our fair value assessments. The adjustments to our derivative assets relate to the credit risk associated with counterparty nonperformance and the adjustments to our derivative liabilities relate to credit risk associated with our own nonperformance. In all cases, the adjustments take into account offsetting liability or asset positions within a given contract. Our determination of credit risk valuation adjustments generally is based on our and our counterparties’ credit risks, as observed in the credit default swap market and market quotations for certain of our combined entities’ debt instruments, as applicable. The changes in the credit risk valuation adjustments associated with our cross-currency and interest rate derivative contracts resulted in net gains (losses) of $11.7 million, ($1.0 million) and ($15.9 million) during 2016, 2015 and 2014, respectively. These amounts are included in realized and unrealized gains (losses) on derivative instruments, net, in our combined statements of operations. For further information regarding our fair value measurements, see note 6.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

The details of our realized and unrealized gains (losses) on derivative instruments, net, are as follows:

	Year ended December 31,
	2016	2015	2014
	in millions
Cross-currency and interest rate derivative contracts	$(216.8)	$217.0	$41.1
Foreign currency forward contracts	(9.1)	10.3	2.6

Total	$(225.9)	$227.3	$43.7

The following table sets forth the classification of the net cash inflows (outflows) of our derivative instruments:

	Year ended December 31,
	2016	2015	2014
	in millions
Operating activities	$(6.1)	$(28.8)	$(20.5)
Investing activities	(3.4)	2.2	—
Financing activities	—	—	(37.4)

Total	$(9.5)	$(26.6)	$(57.9)

Counterparty Credit Risk

We are exposed to the risk that the counterparties to the derivative instruments of our borrowing groups will default on their obligations to us. We manage these credit risks through the evaluation and monitoring of the creditworthiness of, and concentration of risk with, the respective counterparties. In this regard, credit risk associated with our derivative instruments is spread across a relatively broad counterparty base of banks and financial institutions. With the exception of a limited number of instances where we have required a counterparty to post collateral, neither party has posted collateral under the derivative instruments of our combined entities borrowing groups. At December 31, 2016, our exposure to counterparty credit risk included derivative assets with an aggregate fair value of $138.5 million.

Each of our borrowing groups has entered into derivative instruments under agreements with each counterparty that contain master netting arrangements that are applicable in the event of early termination by either party to such derivative instrument. The master netting arrangements under each of these master agreements are limited to the derivative instruments governed by the relevant master agreement within each individual borrowing group and are independent of similar arrangements of our other subsidiary borrowing groups.

Details of our Derivative Instruments

In the following tables, we present the details of the various categories of our derivative instruments. The notional amount of multiple derivative instruments that mature within the same calendar month are shown in the

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

aggregate and interest rates are presented on a weighted average basis. In addition, for derivative instruments that were in effect as of December 31, 2016, we present a single date that represents the applicable final maturity date. For derivative instruments that become effective subsequent to December 31, 2016, we present a range of dates that represents the period covered by the applicable derivative instruments.

Cross-currency and Interest Rate Derivative Contracts

Cross-currency Swaps:

The terms of our outstanding cross-currency swap contracts at December 31, 2016 are as follows:

Entity / Final maturity date	Notional amount due from counterparty	Notional amount due to counterparty		Interest rate due from counterparty	Interest rate due to counterparty
	in millions
Sable International Finance Limited (Sable), a wholly-owned subsidiary of CWC:
December 2022	$108.3	JMD	13,817.5	—%	8.75%
March 2019	£146.7		$194.3	8.63%	9.79%
VTR:
January 2022	$1,400.0	CLP	951,390.0	6.88%	6.36%

Interest Rate Swaps:

The terms of our outstanding interest rate swap contracts at December 31, 2016 are as follows:

Entity / Final maturity date	Notional amount	Interest rate due from counterparty	Interest rate due to counterparty
	in millions
Sable:
December 2017 (a)	$1,100.0	1 mo. LIBOR + 4.75%	3 mo. LIBOR + 4.68%
December 2022	$1,100.0	3 mo. LIBOR	1.84%
Liberty Puerto Rico:
January 2022	$506.3	3 mo. LIBOR	2.49%
January 2019	$168.8	3 mo. LIBOR	1.96%

(a)	Represents interest rate swap contracts in which the receivable portion of the contract has an interest rate floor.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

Interest Rate Caps

Our purchased interest rate cap contracts with respect to EURIBOR at December 31, 2016 are detailed below:

	December 31, 2016
Subsidiary / Final maturity date	Notional amount	EURIBOR cap rate
	in millions
Liberty Puerto Rico (a):
January 2022	$258.8	3.50%
January 2019—July 2023	$177.5	3.50%

(a)	These purchased interest rate caps entitle us to receive payments from the counterparty when the relevant LIBOR exceeds the LIBOR cap rate during the specified observation periods.

Foreign Currency Forwards

The following table summarizes our outstanding foreign currency forward contracts at December 31, 2016:

Entity	Currency purchased forward	Currency sold forward		Maturity dates
	in millions
VTR	$149.7	CLP	104,207.4	January 2017—December 2017

(6)	Fair Value Measurements

We use the fair value method to account for our derivative instruments and the available-for-sale method to account for our investment in the U.K. Government Gilts. The reported fair values of our derivative instruments as of December 31, 2016 likely will not represent the value that will be paid or received upon the ultimate settlement or disposition of these assets and liabilities, as we expect that the values realized generally will be based on market conditions at the time of settlement, which may occur at the maturity of the derivative instrument or at the time of the repayment or refinancing of the underlying debt instrument.

U.S. GAAP provides for a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. We record transfers of assets or liabilities into or out of Levels 1, 2 or 3 at the beginning of the quarter during which the transfer occurred. During 2016, no such transfers were made.

All of our Level 2 inputs (interest rate futures, swap rates and certain of the inputs for our weighted average cost of capital calculations) and certain of our Level 3 inputs (forecasted volatilities and credit spreads) are obtained from pricing services. These inputs, or interpolations or extrapolations thereof, are used in our internal

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

models to calculate, among other items, yield curves, forward interest and currency rates and weighted average cost of capital rates. In the normal course of business, we receive market value assessments from the counterparties to our derivative contracts. Although we compare these assessments to our internal valuations and investigate unexpected differences, we do not otherwise rely on counterparty quotes to determine the fair values of our derivative instruments. The midpoints of applicable bid and ask ranges generally are used as inputs for our internal valuations.

In order to manage our interest rate and foreign currency exchange risk, we have entered into various derivative instruments, as further described in note 5. The recurring fair value measurements of these derivative instruments are determined using discounted cash flow models. With the exception of the inputs for the U.S. dollar to Jamaican dollar cross-currency swaps (the Sable Currency Swap) that Sable entered into following the CWC Acquisition, most of the inputs to these discounted cash flow models consist of, or are derived from, observable Level 2 data for substantially the full term of these derivative instruments. This observable data mostly includes interest rate futures and swap rates, which are retrieved or derived from available market data. Although we may extrapolate or interpolate this data, we do not otherwise alter this data in performing our valuations. We incorporate a credit risk valuation adjustment in our fair value measurements to estimate the impact of both our own nonperformance risk and the nonperformance risk of our counterparties. Our and our counterparties’ credit spreads represent our most significant Level 3 inputs, and these inputs are used to derive the credit risk valuation adjustments with respect to these instruments. As we would not expect changes in our or our counterparties’ credit spreads to have a significant impact on the valuations of these instruments, we have determined that these valuations (other than the Sable Currency Swap valuation) fall under Level 2 of the fair value hierarchy. Due to the lack of Level 2 inputs for the Sable Currency Swap valuation, we believe this valuation falls under Level 3 of the fair value hierarchy. The December 31, 2016 fair value of our only Level 3 financial instrument, the Sable Currency Swap, was a liability of $10.7 million. The change in the fair value of the Sable Currency Swap during 2016 is reflected in realized and unrealized gains (losses) on derivative instruments, net in our combined statement of operations. Our credit risk valuation adjustments with respect to our cross-currency and interest rate swaps are quantified and further explained in note 5.

We believe the valuation of our investment in the U.K. Government Gilts falls under Level 1 of the fair value hierarchy.

Fair value measurements are also used in connection with nonrecurring valuations performed in connection with impairment assessments and acquisition accounting. These nonrecurring valuations include the valuation of reporting units, customer relationship and other intangible assets, property and equipment and the implied value of goodwill. The valuation of private reporting units is based at least in part on discounted cash flow analyses. With the exception of certain inputs for our weighted average cost of capital and discount rate calculations that are derived from pricing services, the inputs used in our discounted cash flow analyses, such as forecasts of future cash flows, are based on our assumptions. The valuation of customer relationships is primarily based on an excess earnings methodology, which is a form of a discounted cash flow analysis. The excess earnings methodology requires us to estimate the specific cash flows expected from the customer relationship, considering such factors as estimated customer life, the revenue expected to be generated over the life of the customer relationship, contributory asset charges and other factors. Tangible assets are typically valued using a replacement or reproduction cost approach, considering factors such as current prices of the same or similar equipment, the age of the equipment and economic obsolescence. The implied value of goodwill is determined

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

by allocating the fair value of a reporting unit to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination, with the residual amount allocated to goodwill. All of our nonrecurring valuations use significant unobservable inputs and therefore fall under Level 3 of the fair value hierarchy. During 2016 and 2015, we performed nonrecurring valuations for the purpose of determining the acquisition accounting for the CWC Acquisition and the Choice Acquisition. The weighted average discount rates used in the preliminary valuation of the customer relationships acquired as a result of the CWC Acquisition ranged from 8.8% to 12.8%. We used discount rates of 11.75% and 12.25% for our respective valuations of the customer relationships and cable television franchise rights acquired as a result of the Choice Acquisition. We did not perform any significant nonrecurring fair value measurements during 2014. For information regarding our acquisitions, see note 4.

(7)	Investments

A subsidiary of CWC owns a 49% interest in TSTT. Our investment in TSTT, which we carry at the lower of cost or net realizable value, is included in other assets, net, in our combined balance sheet. Pursuant to certain conditions to the regulatory approval of the Columbus Acquisition, we are required to dispose of our investment in TSTT by September 30, 2017. We cannot predict when, or if, we will be able to dispose of this investment at an acceptable price. As of December 31, 2016, the carrying value of our investment in TSTT was $93.2 million.

(8)	Long-lived Assets

Property and Equipment, Net

The details of our property and equipment and the related accumulated depreciation are set forth below:

	Estimated useful life at December 31, 2016	December 31,
		2016	2015
		in millions
Distribution systems	4 to 30 years	$3,522.0	$1,037.8
Customer premises equipment	3 to 5 years	1,205.4	801.4
Support equipment, buildings and land	3 to 40 years	954.8	341.0

		5,682.2	2,180.2
Accumulated depreciation		(1,821.3)	(1,336.7)

Total		$3,860.9	$843.5

Depreciation expense related to our property and equipment was $450.9 million, $203.9 million and $207.5 million during 2016, 2015 and 2014, respectively.

At December 31, 2016 and 2015, the amount of property and equipment, net, recorded under capital leases was $15.8 million and nil, respectively. Most of these amounts relate to assets included in our support equipment, buildings and land category. Depreciation of assets under capital leases is included in depreciation and amortization in our combined statements of operations.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

During 2016, we recorded non-cash increases to our property and equipment related to vendor financing arrangements of $45.5 million. During 2015 and 2014, we did not record any such amounts. In addition, during 2016, we recorded non-cash increases to our property and equipment related to assets acquired under leases of $7.4 million. During 2015 and 2014, we did not record any such amounts.

Goodwill

Changes in the carrying amount of our goodwill during 2016 are set forth below:

	January 1, 2016	Acquisitions and related adjustments	Foreign currency translation adjustments	December 31, 2016
	in millions
CWC	$—	$5,595.2	$(38.2)	$5,557.0
VTR	377.0	—	20.9	397.9
Liberty Puerto Rico	277.7	—	—	277.7
Corporate and other (a)	120.9	—	—	120.9

Total	$775.6	$5,595.2	$(17.3)	$6,353.5

(a)	Represents enterprise-level goodwill that is allocated to our Liberty Puerto Rico segment for purposes of our impairment tests.

Based on the results of our October 1, 2016 goodwill impairment test, a hypothetical decline of 20% or more in the fair value of any of CWC’s reporting units could result in the need to record a goodwill impairment charge. At December 31, 2016, the aggregate goodwill associated with the CWC reporting units was $5.6 billion. If, among other factors, (i) the equity values of the LiLAC Group were to remain depressed or decline further or (ii) the adverse impacts of economic, competitive, regulatory or other factors were to cause our results of operations or cash flows to be worse than anticipated, we could conclude in future periods that impairment charges are required in order to reduce the carrying values of our goodwill and, to a lesser extent, other long-lived assets. Any such impairment charges could be significant.

Changes in the carrying amount of our goodwill during 2015 are set forth below:

	January 1, 2015	Acquisitions and related adjustments	Foreign currency translation adjustments	December 31, 2015
	in millions
VTR	$440.3	$—	$(63.3)	$377.0
Liberty Puerto Rico	226.1	51.6	—	277.7
Corporate and other (a)	120.9	—	—	120.9

Total	$787.3	$51.6	$(63.3)	$775.6

(a)	Represents enterprise-level goodwill that is allocated to our Puerto Rico segment for purposes of our impairment tests.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

Intangible Assets Subject to Amortization, Net

The details of our intangible assets subject to amortization, which had an estimated useful lives ranging from four to fifteen years at December 31, 2016, are set forth below:

	December 31,
	2016	2015
	in millions
Gross carrying amount:
Customer relationships	$1,303.3	$149.0
Other	99.0	0.2

Total gross carrying amount	1,402.3	149.2

Accumulated amortization:
Customer relationships	(160.1)	(31.7)
Other	(7.7)	(0.1)

Total accumulated amortization	(167.8)	(31.8)

Net carrying amount	$1,234.5	$117.4

Amortization expense related to intangible assets with finite useful lives was $136.4 million, $12.5 million and $9.2 million during 2016, 2015 and 2014, respectively.

Based on our amortizable intangible asset balance at December 31, 2016, we expect that amortization expense will be as follows for the next five years and thereafter (in millions):

2017	$200.5
2018	200.0
2019	199.2
2020	188.6
2021	166.7
Thereafter	279.5

Total	$1,234.5

Intangible Assets Not Subject to Amortization

At December 31, 2016 and 2015, our other indefinite-lived intangible assets aggregated $607.2 million and $605.9 million, respectively, including $584.1 million at each of December 31, 2016 and 2015 related to the cable television franchise rights of Liberty Puerto Rico.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

(9)	Debt and Capital Lease Obligations

The U.S. dollar equivalents of the components of our combined debt are as follows:

	December 31, 2016				Estimated fair value (c)		Principal Amount
	Weighted average interest rate (a)	Unused borrowing capacity (b)
		Borrowing currency		US $ equivalent	December 31,		December 31,
					2016	2015	2016	2015
		in millions
CWC Notes	7.31%	—		$—	$2,319.6	$—	$2,181.1	$—
CWC Credit Facilities	5.11%	$756.5		756.5	1,427.9	—	1,411.9	—
VTR Finance Senior Secured Notes	6.88%	—		—	1,463.9	1,301.1	1,400.0	1,400.0
VTR Credit Facility	—	(d	)	192.8	—	—	—	—
Liberty Puerto Rico Bank Facility	5.11%	$40.0		40.0	935.2	913.0	942.5	942.5
Vendor financing (e)	5.50%	—		—	48.9	—	48.9	—

Total debt before premiums, discounts and deferred financing costs	6.33%			$989.3	$6,195.5	$2,214.1	$5,984.4	$2,342.5

The following table provides a reconciliation of total debt before premiums, discounts and deferred financing costs to total debt and capital lease obligations:

	December 31,
	2016	2015
	in millions
Total debt before premiums, discounts and deferred financing costs	$5,984.4	$2,342.5
Premiums (discounts), net	84.1	(8.6)
Deferred financing costs	(42.3)	(29.4)

Total carrying amount of debt	6,026.2	2,304.5
Capital lease obligations:
CWC	20.8	—
VTR	0.7	0.3
Liberty Puerto Rico	0.2	0.6

Total debt and capital lease obligations	6,047.9	2,305.4
Current maturities of debt and capital lease obligations	150.8	0.8

Long-term debt and capital lease obligations	$5,897.1	$2,304.6

(a)

Represents the weighted average interest rate in effect at December 31, 2016 for all borrowings outstanding pursuant to each debt instrument, including any applicable margin. The interest rates presented represent stated rates and do not include the impact of derivative instruments, deferred financing costs, original issue

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

premiums or discounts and commitment fees, all of which affect our overall cost of borrowing. Including the effects of derivative instruments, original issue premiums or discounts and commitment fees, but excluding the impact of financing costs, our weighted average interest rate on our aggregate variable- and fixed-rate indebtedness was 6.77% at December 31, 2016. For information concerning our derivative instruments, see note 5.
(b)	Unused borrowing capacity represents the maximum availability under the applicable facility at December 31, 2016 without regard to covenant compliance calculations or other conditions precedent to borrowing. At December 31, 2016, based on the applicable leverage covenants, the full amount of unused borrowing capacity was available to be borrowed under each of the respective facilities, except with respect to the CWC Credit Facilities. Assuming no changes from December 31, 2016 borrowing levels and based on the applicable covenant and other limitations in effect within the CWC borrowing group at December 31, 2016, the availability to be borrowed under the CWC Credit Facilities was limited to $612.5 million, which reflects letters of credit issued in connection with certain pension obligations. For additional information regarding the letters of credit, see note 14.
(c)	The estimated fair values of our debt instruments are determined using the average of applicable bid and ask prices (mostly Level 1 of the fair value hierarchy) or, when quoted market prices are unavailable or not considered indicative of fair value, discounted cash flow models (mostly Level 2 of the fair value hierarchy). The discount rates used in the cash flow models are based on the market interest rates and estimated credit spreads of the applicable entity, to the extent available, and other relevant factors. For additional information regarding fair value hierarchies, see note 6.
(d)	The VTR Credit Facility is the senior secured credit facility of VTR and certain of its subsidiaries and comprises a $160.0 million facility (the VTR Dollar Credit Facility) and a CLP 22.0 billion ($32.8 million) facility (the VTR Peso Credit Facility), each of which were undrawn at December 31, 2016. The VTR Dollar Credit Facility and the VTR Peso Credit Facility have fees on unused commitments of 1.1% and 1.34% per year, respectively. The interest rate for the VTR Dollar Credit Facility is LIBOR plus a margin of 2.75%. The interest rate for the VTR Peso Credit Facility is the applicable interbank offered rate for Chilean pesos in the relevant interbank market plus a margin of 3.35%. Borrowings under the VTR Dollar Credit Facility and the VTR Peso Credit Facility mature in January 2020 and January 2019, respectively.
(e)	Represents amounts owed pursuant to interest-bearing vendor financing arrangements that are used to finance certain of our property and equipment additions and, to a lesser extent, certain of our operating expenses. These obligations are generally due within one year and include VAT that was paid on our behalf by the vendor. Repayments of vendor financing obligations are included in repayments and repurchases of debt and capital lease obligations in our combined statements of cash flows.

General Information

At December 31, 2016, all of our outstanding debt had been incurred by one of our three primary “borrowing groups.” These borrowing groups include the respective restricted parent and subsidiary entities within CWC, VTR Finance and Liberty Puerto Rico.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

Credit Facilities. Each of our borrowing groups has entered into one or more credit facility agreements with certain financial institutions. Each of these credit facilities contain certain covenants, the more notable of which are as follows:

•	Our credit facilities contain certain consolidated net leverage ratios, as specified in the relevant credit facility, which are required to be complied with on an incurrence and/or maintenance basis;

•	Our credit facilities contain certain restrictions which, among other things, restrict the ability of the entities of the relevant borrowing group to (i) incur or guarantee certain financial indebtedness, (ii) make certain disposals and acquisitions, (iii) create certain security interests over their assets, in each case, subject to certain customary and agreed exceptions and (iv) make certain restricted payments to their direct and/or indirect parent companies through dividends, loans or other distributions, subject to compliance with applicable covenants;

•	Our credit facilities require that certain entities of the relevant borrowing group guarantee the payment of all sums payable under the relevant credit facility and such entities are required to grant first-ranking security over their shares or, in certain borrowing groups, over substantially all of their assets to secure the payment of all sums payable thereunder;

•	In addition to certain mandatory prepayment events, the instructing group of lenders under the relevant credit facility may cancel the commitments thereunder and declare the loans thereunder due and payable after the applicable notice period following the occurrence of a change of control (as specified in the relevant credit facility);

•	Our credit facilities contain certain customary events of default, the occurrence of which, subject to certain exceptions and materiality qualifications, would allow the instructing group of lenders to (i) cancel the total commitments, (ii) accelerate all outstanding loans and terminate their commitments thereunder and/or (iii) declare that all or part of the loans be payable on demand;

•	Our credit facilities require entities of the relevant borrowing group to observe certain affirmative and negative undertakings and covenants, which are subject to certain materiality qualifications and other customary and agreed exceptions; and

•	In addition to customary default provisions, our credit facilities generally include certain cross-default and cross-acceleration provisions with respect to other indebtedness of entities of the relevant borrowing group, subject to agreed minimum thresholds and other customary and agreed exceptions.

Senior and Senior Secured Notes. Certain of our borrowing groups have issued senior and/or senior secured notes. In general, our senior and senior secured notes (i) are senior obligations of each respective issuer within the relevant borrowing group that rank equally with all of the existing and future senior debt of such issuer and are senior to all existing and future subordinated debt of each respective issuer within the relevant borrowing group, (ii) contain, in most instances, certain guarantees from other entities of the relevant borrowing group (as specified in the applicable indenture) and (iii) with respect to our senior secured notes, are secured by certain pledges over the shares of certain entities of the relevant borrowing group. In addition, the indentures governing our senior and senior secured notes contain certain covenants, the more notable of which are as follows:

•

Our notes contain certain customary incurrence-based covenants. In addition, our notes provide that any failure to pay principal prior to expiration of any applicable grace period, or any acceleration with

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

respect to other indebtedness of the issuer or certain of its subsidiaries, over agreed minimum thresholds (as specified under the applicable indenture), is an event of default under the respective notes;

•	Our notes contain certain restrictions that, among other things, restrict the ability of the entities of the relevant borrowing group to (i) incur or guarantee certain financial indebtedness, (ii) make certain disposals and acquisitions, (iii) create certain security interests over their assets, in each case, subject to certain customary and agreed exceptions and (iv) make certain restricted payments to its direct and/or indirect parent companies through dividends, loans or other distributions, subject to compliance with applicable covenants;

•	If the relevant issuer or certain of its subsidiaries (as specified in the applicable indenture) sell certain assets, such issuer must offer to repurchase the applicable notes at par, or if a change of control (as specified in the applicable indenture) occurs, such issuer must offer to repurchase all of the relevant notes at a redemption price of 101%; and

•	Our senior secured notes contain certain early redemption provisions including the ability to, during each 12-month period commencing on the issue date for such notes until the applicable call date, redeem up to 10% of the principal amount of the notes to be redeemed at a redemption price equal to 103% of the principal amount of the notes to be redeemed plus accrued and unpaid interest.

CWC Notes

The details of the outstanding notes of CWC as of December 31, 2016 are summarized in the following table:

			Outstanding principal amount
CWC Notes	Maturity	Interest rate	Borrowing currency	U.S. $ equivalent	Estimated fair value	Carrying value (a)
			in millions
Columbus Senior Notes (b)	March 30, 2021	7.375%	$1,250.0	$1,250.0	$1,332.8	$1,322.9
Sable Senior Notes (c)	August 1, 2022	6.875%	$750.0	750.0	783.7	770.0
CWC Senior Notes (d)	March 25, 2019	8.625%	£146.7	181.1	203.1	195.8

Total				$2,181.1	$2,319.6	$2,288.7

(a)	Amounts include the impact of premiums recorded in connection with the acquisition accounting for the CWC Acquisition.
(b)	The Columbus Senior Notes were issued by Columbus.
(c)	The Sable Senior Notes were issued by Sable.
(d)	The CWC Senior Notes, which are non-callable, were issued by Cable & Wireless International Finance B.V., a wholly-owned subsidiary of CWC.

Upon a change in control, as specified in the applicable indenture, CWC is required to make an offer to each holder of the Columbus Senior Notes to purchase such notes at a price equal to 101% of the principal amount

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

plus accrued and unpaid interest. In connection with the CWC Acquisition, on May 23, 2016, CWC provided such notice of a change in control and offered to purchase for cash any and all outstanding Columbus Senior Notes from each registered holder of the Columbus Senior Notes (the Offer). None of the Columbus Senior Notes were redeemed during the Offer period, which expired on June 20, 2016.

Subject to the circumstances described below, the Columbus Senior Notes are non-callable until March 30, 2018 and the Sable Senior Notes are non-callable until August 1, 2018. At any time prior to March 30, 2018, in the case of the Columbus Senior Notes and August 1, 2018, in the case of the Sable Senior Notes, Columbus and Sable may redeem some or all of the applicable notes by paying a “make-whole” premium, which is generally based on the present value of all scheduled interest payments until March 30, 2018 or August 1, 2018 (as applicable) using the discount rate (as specified in the applicable indenture) as of the redemption date, plus 50 basis points, and in the case of the Sable Senior Notes is subject to a minimum 1% of the principal amount outstanding at any redemption date prior to August 1, 2018.

Columbus and Sable (as applicable) may redeem some or all of the Columbus Senior Notes and Sable Senior Notes, respectively, at the following redemption prices (expressed as a percentage of the principal amount) plus accrued and unpaid interest and additional amounts (as specified in the applicable indenture), if any, to the redemption date, as set forth below:

	Redemption price
	Columbus Senior Notes	Sable Senior Notes
12-month period commencing	March 30	August 1
2018	103.688%	105.156%
2019	101.844%	103.438%
2020	100.000%	101.719%
2021 and thereafter	N.A.	100.000%

CWC Credit Facilities

The CWC Credit Facilities are the senior secured credit facilities of certain subsidiaries of CWC. The details of our borrowings under the CWC Credit Facilities as of December 31, 2016 are summarized in the following table:

CWC Credit Facilities	Maturity	Interest rate	Facility amount (in borrowing currency)	Outstanding principal amount	Unused borrowing capacity (a)	Carrying value (b)
			in millions
CWC Term Loans	December 31, 2022	LIBOR + 4.75% (c)	$1,100.0	$1,100.0	$—	$1,075.6
CWC Revolving Credit Facility	July 31, 2021	LIBOR + 3.50% (d)	$625.0	—	625.0	—
CWC Regional Facilities (e)	various dates ranging from 2017 to 2038	3.65% (f)	$443.4	311.9	131.5	310.5

Total				$1,411.9	$756.5	$1,386.1

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

(a)	At December 31, 2016, our aggregate availability under the CWC Revolving Credit Facility was limited to $481.0 million. The limitation on availability under the CWC Credit Facilities reflects letters of credit issued in connection with certain pension obligations. For additional information regarding the letters of credit, see note 14. At December 31, 2016, the full amount of the unused borrowing capacity under the CWC Regional Facilities was available to be borrowed.
(b)	Amounts are net of discounts and deferred financing costs, where applicable.
(c)	The CWC Term Loans are subject to a LIBOR floor of 0.75%.
(d)	The CWC Revolving Credit Facility has a fee on unused commitments of 0.5% per year.
(e)	Represents certain amounts borrowed by CWC Panama, CWC BTC, CWC Jamaica and CWC Barbados.
(f)	Represents a blended weighted average rate for all CWC Regional Facilities.

2016 Financing Transactions. On May 17, 2016, Sable and Coral-US Co-Borrower LLC (Coral-US), a wholly-owned subsidiary of CWC, acceded as borrowers and assumed obligations under the credit agreement dated May 16, 2016, pursuant to which (i) Coral-US entered into the CWC Term Loans and (ii) Sable and Coral-US entered into the CWC Revolving Credit Facility.

A portion of the proceeds from the CWC Term Loans and amounts drawn under the CWC Revolving Credit Facility were used to (i) repay amounts outstanding under the then existing revolving credit facility and (ii) redeem certain senior secured notes issued by Sable. In connection with these transactions, CWC recognized a gain on debt modification and extinguishment, net, of $1.5 million. This gain includes (a) the write-off of $19.0 million of unamortized premium and (b) the payment of $17.5 million of redemption premium.

In November 2016, Sable and Coral-US entered into a new $300.0 million term loan facility, which has the same maturity date, interest rate and LIBOR floor as the existing CWC Term Loans. The net proceeds from the new term loan were used to prepay indebtedness under the CWC Revolving Credit Facility and for general corporate purposes.

For information regarding CWC financing transactions completed subsequent to December 31, 2016, see note 19.

VTR Finance Senior Secured Notes

In January 2014, VTR Finance issued $1.4 billion principal amount of VTR Finance Senior Secured Notes, due January 15, 2024. At any time prior to January 15, 2019, VTR Finance may redeem some or all of the VTR Finance Senior Secured Notes by paying a “make-whole” premium, which is the present value of all remaining scheduled interest payments to January 15, 2019 using the discount rate (as specified in the VTR Indenture) as of the applicable redemption date plus 50 basis points.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

VTR Finance may redeem all or part of the VTR Finance Senior Secured Notes at the following redemption prices (expressed as a percentage of the principal amount) plus accrued and unpaid interest and additional amounts (as specified in the VTR Indenture), if any, to the applicable redemption date, as set forth below:

Redemption price
12-month period commencing January 15:
2019	103.438%
2020	102.292%
2021	101.146%
2022 and thereafter	100.000%

Liberty Puerto Rico Bank Facility

The Liberty Puerto Rico Bank Facility is the senior secured credit facility of certain subsidiaries of Liberty Puerto Rico. The details of our borrowings under the Liberty Puerto Rico Bank Facility as of December 31, 2016 are summarized in the following table:

Liberty Puerto Rico Facility	Maturity	Interest rate	Facility amount (in borrowing currency)	Outstanding principal amount	Unused borrowing capacity	Carrying value (a)
			in millions
LPR Term Loan B	January 7, 2022	LIBOR + 3.50% (b)	$765.0	$765.0	$—	$752.8
LPR Term Loan C	July 7, 2023	LIBOR + 6.75% (b)	$177.5	177.5	—	174.4
LPR Revolving Loan (c)	July 7, 2020	LIBOR + 3.50%	$40.0	—	40.0	—

Total				$942.5	$40.0	$927.2

(a)	Amounts are net of discounts and deferred financing costs.
(b)	LPR Term Loan B and LPR Term Loan C each have a LIBOR floor of 1.0%.
(c)	The LPR Revolving Loan has a fee on unused commitments of 0.50% or 0.375%, depending on the consolidated total net leverage ratio (as specified in the Liberty Puerto Rico Bank Facility).

2014 Refinancing Transactions. During 2014, Liberty Puerto Rico completed various refinancing transactions that generally resulted in additional borrowings or extended maturities under the Liberty Puerto Rico Bank Facility. In connection with these transactions, Liberty Puerto Rico recognized a loss on debt modification and extinguishment, net, of $9.8 million. This loss includes (i) third-party costs of $7.1 million, (ii) the write-off of deferred financing costs of $3.6 million and (iii) the write-off of unamortized premium of $0.9 million.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

Maturities of Debt and Capital Lease Obligations

Maturities of our debt and capital lease obligations as of December 31, 2016 are presented below. Amounts presented below represent U.S. dollar equivalents based on December 31, 2016 exchange rates:

Debt:

	CWC	VTR	Liberty Puerto Rico	Combined
		in millions
Years ending December 31:
2017	$95.2	$48.9	$—	$144.1
2018	54.8	—	—	54.8
2019	227.7	—	—	227.7
2020	38.3	—	—	38.3
2021	1,284.0	—	—	1,284.0
Thereafter	1,893.0	1,400.0	942.5	4,235.5

Total debt maturities	3,593.0	1,448.9	942.5	5,984.4
Premium (discount)	91.6	—	(7.5)	84.1
Deferred financing costs	(9.8)	(24.7)	(7.8)	(42.3)

Total debt	$3,674.8	$1,424.2	$927.2	$6,026.2

Current portion	$95.2	$48.9	$—	$144.1

Noncurrent portion	$3,579.6	$1,375.3	$927.2	$5,882.1

Capital lease obligations:

	CWC	VTR	Liberty Puerto Rico	Combined
	in millions
Year ending December 31:
2017	$7.0	$0.2	$0.2	$7.4
2018	11.1	0.5	—	11.6
2019	2.1	—	—	2.1
2020	1.2	—	—	1.2
2021	0.1	—	—	0.1
Thereafter	—	—	—	—

Total principal and interest payments	21.5	0.7	0.2	22.4
Amounts representing interest	(0.7)	—	—	(0.7)

Present value of net minimum lease payments	$20.8	$0.7	$0.2	$21.7

Current portion	$6.3	$0.2	$0.2	$6.7

Noncurrent portion	$14.5	$0.5	$—	$15.0

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

Non-cash Financing Transactions

During 2015, Liberty Puerto Rico increased principal amounts borrowed under the Liberty Puerto Rico Bank Facility aggregating $267.5 million in non-cash transactions that were used to settle outstanding obligations under a bridge loan incurred by LCPR Cayman Holding Inc., a wholly-owned subsidiary of LiLAC Communications, in connection with the Choice Acquisition. For additional information regarding the Choice Acquisition, see note 4. During 2014, certain of our financing transactions included non-cash (i) borrowings of $2,026.7 million and (ii) repayments of debt of $651.2 million.

(10)	Income Taxes

The income taxes of the LatAm Group are presented on a stand alone basis, and each tax paying entity or group within the LatAm Group is presented on a separate return basis. The LatAm Group includes Liberty Global subsidiaries that are included in combined or consolidated tax returns, including tax returns in the Netherlands (the Dutch Fiscal Unity), the U.K. (the U.K. Tax Group) and the U.S. (the U.S. Tax Group). These tax groups also include Liberty Global subsidiaries that are not included in the LatAm Group. Certain of the entities included in the Dutch Fiscal Unity, the U.K. Tax Group and the U.S. Tax Group are included in the LatAm Group. As a result, we record related-party tax allocations to recognize changes in the tax attributes of certain entities of the LatAm Group that are included in the Dutch Fiscal Unity, the U.K. Tax Group or the U.S. Tax Group. Prior to the July 1, 2015 completion of the LiLAC Transaction, the related-party tax allocations reflected in these combined financial statements were not cash settled and were not the subject of tax sharing agreements. Accordingly, related-party tax allocations prior to July 1, 2015 are reflected as adjustments to accumulated net contributions (distributions) in our combined statements of equity. Following the adoption of the tax sharing policy described below, certain related-party tax allocations are expected to be cash settled.

In connection with the LiLAC Transaction, effective July 1, 2015, the allocation of tax attributes between the LatAm Group and subsidiaries of Liberty Global that are not included in the LatAm Group is based on a tax sharing policy. This tax sharing policy, which may be changed in future periods at the discretion of the board of directors of Liberty Global, generally results in the allocation of a portion of Liberty Global’s tax attributes to the LatAm Group based on the relative tax attributes of the legal entities included in the LatAm Group. Nevertheless, to the extent that Liberty Global management concludes the actions or results of one group give rise to changes in the tax attributes of the other group, the change in those tax attributes are generally allocated to the group whose actions or results gave rise to such changes. Similarly, in cases where legal entities in one group join in a common tax filing with entities of the other group, changes in the tax attributes of the group that includes the filing entity that are the result of the actions or financial results of one or more entities of the other group are allocated to the group that does not include the filing entity. For periods beginning on and after July 1, 2015, we will record non-interest bearing related-party payables and receivables in connection with the allocation of tax attributes to the extent that tax assets are utilized or taxable income is included in the return for the applicable tax year. These related-party payables and receivables are expected to be cash settled annually within 90 days following the filing of the relevant tax return. Changes to previously filed tax returns will be reflected in the related-party payables and receivables, and any prior settlement of payables will be adjusted to reflect amended tax filings. As further described in note 1, we expect to enter into a tax-sharing agreement with Liberty Global that will become effective upon consummation of the Split-Off.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

The components of our earnings (loss) before income taxes are as follows:

	Year ended December 31,
	2016	2015	2014
	in millions
U.K.	$(234.8)	$(2.3)	$—
Puerto Rico	57.0	13.9	6.5
Chile	47.4	182.3	43.0
The Netherlands	(42.2)	(106.1)	(19.4)
Barbados	(29.7)	—	—
Jamaica	(25.9)	—	—
U.S.	24.5	4.5	(6.0)
Bahamas	22.7	—	—
Panama	19.4	—	—
Other	63.5	—	—

Total	$(98.1)	$92.3	$24.1

Income tax benefit (expense) consists of:

	Current	Deferred	Total
	in millions
Year ended December 31, 2016:
Chile	$(162.6)	$(11.2)	$(173.8)
Puerto Rico	0.2	(23.1)	(22.9)
U.K.	(3.0)	(6.4)	(9.4)
Barbados	(13.9)	5.8	(8.1)
Netherlands	(0.1)	(7.6)	(7.7)
Panama	(18.6)	14.1	(4.5)
Other (a)	(14.4)	(65.1)	(79.5)

Total	$(212.4)	$(93.5)	$(305.9)

Year ended December 31, 2015:
Chile	$(57.4)	$13.5	$(43.9)
U.S. (a)	1.2	(9.9)	(8.7)
Puerto Rico	(3.0)	8.6	5.6
U.K.	—	0.5	0.5

Total	$(59.2)	$12.7	$(46.5)

Year ended December 31, 2014:
Chile	$17.1	$(24.1)	$(7.0)
Puerto Rico	(2.5)	(2.2)	(4.7)
U.S. (a)	(0.8)	(1.9)	(2.7)

Total	$13.8	$(28.2)	$(14.4)

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

(a)	The amounts include (i) related-party current tax benefit of the U.S. Tax Group of $12.0 million during 2016, (ii) related-party current tax benefit of the U.S. Tax Group of $2.1 million during the six months ended December 31, 2015 and (iii) related-party deferred tax benefit of the U.S. Tax Group of $1.5 million during the six months ended June 30, 2015 and $6.1 million during 2014. The U.S. Tax Group benefits were recorded as an adjustment of equity through June 30, 2015 and as a current receivable at subsequent balance sheet dates.

Income tax expense attributable to our earnings (loss) before income taxes differs from the amounts computed by using the applicable tax rate as a result of the following:

	Year ended December 31,
	2016	2015	2014
	in millions
Computed expected tax benefit (expense) (a)	$19.6	$(18.7)	$(5.2)
Non-deductible interest and other expenses	(155.8)	(5.9)	(0.1)
Basis and other differences in the treatment of items associated with investments in LatAm Group entities	(92.0)	(9.6)	(3.4)
Increase in valuation allowances	(27.2)	(14.8)	(31.0)
Withholding and other foreign taxes	(19.6)	2.0	1.6
International rate differences (b)	(17.1)	(0.6)	0.9
Tax effect of intercompany financing	12.1	—	—
Impact of price level adjustments for tax purposes	5.7	0.3	1.5
Impact of merger on tax attributes	(5.3)	—	—
Enacted tax law and rate changes (c) (d)	(4.5)	1.5	21.8
Other, net	(21.8)	(0.7)	(0.5)

Total income tax expense	$(305.9)	$(46.5)	$(14.4)

(a)	The statutory or “expected” tax rates are the U.K. rate of 20.0% for 2016. For 2015 and 2014, the statutory or “expected” rates are blended rates of 20.25% and 21.5%, respectively, based on applicable U.K. rates before and after rate changes that took place on April 1 of each year.
(b)	Amounts reflect adjustments to the “expected” tax benefit (expense) for statutory rates in jurisdictions in which we operate outside of the U.K.
(c)	During 2015, the U.K. enacted legislation that will change the corporate income tax rate from the current rate of 20.0% to 19.0% in April 2017 and 18.0% in April 2020. Substantially all of the impact of these rate changes on the LatAm Group’s deferred tax balances was recorded in the fourth quarter of 2015 when the change in law was enacted. During the third quarter of 2016, the U.K. enacted legislation that will further reduce the corporate income tax rate in April 2020 from 18.0% to 17.0%. Substantially all of the impact of this rate change on the LatAm Group’s deferred tax balances was recorded during the third quarter of 2016.
(d)

The corporate tax rate applicable to our Chilean operations increased from 22.5% in 2015 to 24% in 2016 and 25.5% in 2017, and in 2018 and future years, the Chilean corporate rate applicable to our Chilean operations will increase to 27%. Beginning in 2017, the 35% withholding tax applicable to payments made by our Chilean operations to non-resident shareholders will be based only on actual distributions to shareholders and only 65% of the actual corporate tax paid by our Chilean operations will be available to be

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

used as a credit against this withholding tax. In the case of shareholders resident in countries that have tax treaties in force with Chile, there will be a full credit for the corporate tax paid. Currently, there are no tax treaties between Chile and the U.S.

The components of our deferred tax assets (liabilities) are as follows:

	December 31,
	2016	2015
	in millions
Deferred tax assets	$103.7	$80.4
Deferred tax liabilities	(637.9)	(216.1)

Net deferred tax liability	$(534.2)	$(135.7)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	December 31,
	2016	2015
	in millions
Deferred tax assets:
Net operating losses and other carryforwards	$1,299.8	$49.8
Debt	69.0	31.7
Property and equipment, net	68.2	32.2
Pension obligation, net	25.4	—
Intangible assets	13.4	3.5
Derivative instruments	13.1	—
Other future deductible amounts	75.6	43.8

Deferred tax assets	1,564.5	161.0
Valuation allowance	(1,328.4)	(70.1)

Deferred tax assets, net of valuation allowance	236.1	90.9

Deferred tax liabilities:
Investments	(341.2)	(224.8)
Intangible assets	(237.6)	—
Property and equipment, net	(174.5)	—
Other future taxable amounts	(17.0)	(1.8)

Deferred tax liabilities	(770.3)	(226.6)

Net deferred tax liability	$(534.2)	$(135.7)

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

The changes in our valuation allowances are summarized below:

	Year ended December 31,
	2016	2015	2014
	in millions
Balance at beginning of period	$70.1	$67.5	$54.8
Net tax expense related to continuing operations	27.2	14.8	30.9
Enacted tax law rate changes	(201.3)	—	0.5
Translation adjustments	(238.0)	(9.8)	0.6
Business acquisitions	1,692.0	—	—
Other	(21.6)	(2.4)	(19.3)

Balance at end of period	$1,328.4	$70.1	$67.5

The significant components of our tax loss carryforwards and related tax assets at December 31, 2016 are as follows:

Country	Tax loss carryforward	Related tax asset	Expiration date
	in millions
U.K.:
Amount attributable to capital losses	$4,462.0	$758.5	Indefinite
Amount attributable to net operating losses	1,578.3	268.3	Indefinite
Barbados	817.9	52.4	2017-2023
Jamaica	449.7	149.9	Indefinite
The Netherlands	66.7	16.7	2021-2025
Chile	47.6	12.4	Indefinite
Other	140.4	41.6	Various

Total	$7,562.6	$1,299.8

In connection with the December 2014 merger of VTR Wireless SpA (VTR Wireless), then a subsidiary of Liberty Global, with a subsidiary of VTR, we recognized a CLP 34.0 billion ($50.7 million) income tax receivable related to the expected utilization of certain net operating loss carryforwards. This receivable is included in other assets, net, in our combined balance sheet. We are engaged in an ongoing examination by tax authorities in Chile in connection with this receivable and were notified during the third quarter of 2016 that approximately 48% of our claim has been agreed by the tax authorities, which amount was received by VTR in April 2017. We intend to pursue the payment of the remaining portion of this receivable through available methods. While we believe that the ultimate resolution of these proposed adjustments will not have a material impact on our combined financial position, results of operations or cash flows, no assurance can be given that this will be the case given the amounts involved and the complex nature of the related issues.

Our tax loss carryforwards within each jurisdiction combine all companies’ tax losses (both capital and ordinary losses) in that jurisdiction, however, certain tax jurisdictions limit the ability to offset taxable income of a separate company or different tax group with the tax losses associated with another separate company or group.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

Further, tax jurisdictions restrict the type of taxable income that the above losses are able to offset. Most of the tax losses shown in the above table are not expected to be realized, including certain losses that are limited in use due to change in control or same business tests.

Through our combined entities, we maintain a presence in many countries. Many of these countries maintain highly complex tax regimes. We have accounted for the effect of these taxes based on what we believe is reasonably expected to apply to us and our combined entities based on tax laws currently in effect and reasonable interpretations of these laws. Because some jurisdictions do not have systems of taxation that are as well established as the system of income taxation used in other major industrialized countries, it may be difficult to anticipate how other jurisdictions will tax our and our combined entities’ current and future operations.

Although we intend to take reasonable tax planning measures to limit our tax exposures, no assurance can be given that we will be able to do so.

We file income tax returns in various jurisdictions. In the normal course of business, our income tax filings are subject to review by various taxing authorities. In connection with such reviews, disputes could arise with the taxing authorities over the interpretation or application of certain income tax rules related to our business in that tax jurisdiction. Such disputes may result in future tax and interest and penalty assessments by these taxing authorities. The ultimate resolution of tax contingencies will take place upon the earlier of (i) the settlement date with the applicable taxing authorities in either cash or agreement of income tax positions or (ii) the date when the tax authorities are statutorily prohibited from adjusting the company’s tax computations.

In general, tax returns that include, or are filed by, entities comprising the LatAm Group for years prior to 2008 are no longer subject to examination by tax authorities. We are currently undergoing income tax audits in Chile, Panama, Trinidad and Tobago and certain other jurisdictions within the Caribbean and Latin America. Except as noted below, any adjustments that might arise from the foregoing examinations are not expected to have a material impact on our combined financial position or results of operations. At VTR, adjustments received from the Chilean tax authorities for the tax years 2011 and 2012 are in dispute. We have appealed these adjustments to the Chilean tax court. Also at VTR, we recorded an income tax receivable in connection with the expected utilization of certain net operating loss carryforwards upon the completion of a merger transaction of two indirect subsidiaries of Liberty Global. We are engaged in an ongoing examination by tax authorities in Chile in connection with this receivable and were notified during the third quarter of 2016 that approximately 48% of our claim has been agreed by the tax authorities. We intend to pursue the payment of the remaining portion of this receivable through all available methods. While we believe that the ultimate resolution of these proposed adjustments will not have a material impact on our combined financial position, results of operations or cash flows, no assurance can be given that this will be the case given the amounts involved and the complex nature of the related issues.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

The changes in our unrecognized tax benefits are summarized below:

	2016	2015
	in millions
Balance at January 1	$3.6	$—
Additions for tax positions of prior years	136.4	—
Effects of business acquisitions	38.0	—
Additions based on tax positions related to the current year	10.0	3.9
Lapse of statute of limitations	(6.0)	—
Foreign currency translation	1.1	(0.3)
Reductions for tax positions of prior years	(0.8)	—

Balance at December 31	$182.3	$3.6

No assurance can be given that any of these tax benefits will be recognized or realized.

As of December 31, 2016, our unrecognized tax benefits included $175.1 million of tax benefits that would have a favorable impact on our effective income tax rate if ultimately recognized, after considering amounts that we would expect to be offset by valuation allowances and other factors.

During 2017, it is reasonably possible that the resolution of ongoing examinations by tax authorities as well as expiration of statutes of limitation could result in reductions to our unrecognized tax benefits related to tax positions taken as of December 31, 2016. Other than the potential impacts of these ongoing examinations and the expected expiration of certain statutes of limitation, we do not expect any material changes to our unrecognized tax benefits during 2017. No assurance can be given as to the nature or impact of any changes in our unrecognized tax positions during 2017.

During 2016, 2015 and 2014, the income tax benefit (expense) of our continuing operations includes net income tax benefit (expense) of ($14.6 million), nil and $1.3 million, respectively, representing the net benefit (accrual) of interest and penalties during the period. Our other long-term liabilities include accrued interest and penalties of $19.0 million at December 31, 2016.

(11)	Combined Equity

Acquisition of Interests in VTR and VTR Wireless

On March 14, 2014, VTR Finance’s wholly-owned subsidiary, VTR Chile Holdings SpA (VTR Chile Holdings), acquired each of the 20.0% noncontrolling ownership interests in VTR and VTR Wireless SpA (VTR Wireless) from Inversiones Corp Comm 2 SpA (the VTR NCI Acquisition), formerly known as Corp Comm S.A. (the VTR NCI Owner). VTR Wireless was an indirect subsidiary of Liberty Global that was merged with a subsidiary of VTR in December 2014. The consideration for the VTR NCI Acquisition was satisfied by the allotment and issuance of 10,091,178 Liberty Global Class C ordinary shares to the VTR NCI Owner. In consideration for the allotment and issuance by Liberty Global of the Class C ordinary shares to the VTR NCI Owner, VTR Chile Holdings paid Liberty Global $435.1 million in cash. The VTR NCI Acquisition has been accounted for as an equity transaction. As a result, we recorded the $254.1 million excess of the fair value of the consideration paid over the carrying value of such interests as an adjustment to the total combined equity attributable to our parent entities.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

Contributions (distributions), net

The U.S. dollar equivalents (at the applicable rate) of the components of our contributions (distributions), net, in our combined statements of equity are as follows:

	Year ended December 31,
	2016	2015	2014
	in millions
Distributions to noncontrolling interest owners (a)	$(61.9)	$—	$—
Contributions from (distributions to) LiLAC Communications (b) (c) (d)	(21.4)	110.2	—
Deemed distribution from VTR (e)	—	—	(1,375.5)
Contributions to VTR (f)	—	—	444.9
Distributions from VTR (g)	—	—	(128.5)
Settlement of related-party loan and related interest (h)	—	—	122.5

Total	$(83.3)	$110.2	$(936.6)

(a)	During 2016, Liberty Puerto Rico paid distributions aggregating $9.8 million to noncontrolling interest owners and CWC paid distributions aggregating $52.1 million to noncontrolling interest owners.
(b)	On December 30, 2016, LiLAC Communications made a capital distribution to reimburse Liberty Global for LiLAC Shares repurchased by Liberty Global.
(c)	On June 30, 2015, a subsidiary of Liberty Global outside of the LatAm Group made a $100.0 million cash contribution to LiLAC Communications in order to provide liquidity to fund, among other things, the LatAm Group’s ongoing operating costs and acquisitions.
(d)	On June 3, 2015, a subsidiary of Liberty Global outside of the LatAm Group and Searchlight made cash capital contributions of $10.2 million and $6.8 million, respectively, to a parent of Liberty Puerto Rico to partially fund the purchase price for the Choice Acquisition.
(e)	On January 24, 2014, the net proceeds from the issuance of the VTR Finance Senior Secured Notes were used to repay debt of UPC Holding B.V., a subsidiary of Liberty Global that is outside of the LatAm Group in connection with the January 2014 reorganization of Liberty Global’s credit pools. We have accounted for this non-cash transaction as a deemed distribution in our combined statement of equity.
(f)	Amount represents a cash contribution to VTR Finance from its parent, which was used to acquire a related-party loan receivable from another subsidiary of Liberty Global. For additional information, see note 9.
(g)	Amount represents a cash distribution from VTR Finance to its parent in January 2014, which represented a return of capital. This distribution represented the portion of the proceeds from a December 2013 capital contribution that was not required to be used to finance the VTR NCI Acquisition.
(h)	Represents the result of a January 2014 transaction whereby a subsidiary of Liberty Global was acquired by a LatAm Group entity following the subsidiary’s issuance of shares to settle a $122.5 million loan payable, including interest, to another Liberty Global subsidiary outside of the LatAm Group.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

(12)	Related-party Transactions

Our related-party transactions are as follows:

	Year ended December 31,
	2016	2015	2014
	in millions
Credits (charges) included in:
Revenue	$6.5	$—	$—
Allocated share-based compensation expense	(8.7)	(0.9)	(3.4)
Fees and allocations, net	(8.5)	(4.3)	—

Included in operating income	(10.7)	(5.2)	(3.4)
Interest income	4.2	—	—
Tax allocations	(12.0)	(3.6)	(6.1)

Included in net earnings (loss)	$(18.5)	$(8.8)	$(9.5)

Revenue. Amount primarily represents revenue from the Carve-out Entities for (i) management services CWC provided to the Carve-out Entities to operate and manage their business under a management services agreement and (ii) goods and services that CWC provided to the Carve-out Entities in the normal course of business. The services that we provided to the Carve-out Entities were provided at the direction of, and subject to the ultimate control, direction and oversight of, the Carve-out Entities. As discussed in note 4, CWC acquired the Carve-out Entities on April 1, 2017.

Allocated share-based compensation expense. These amounts represent share-based compensation that Liberty Global allocated to the LatAm Group with respect to share-based incentive awards held by certain of the LatAm Group employees. For additional information, see note 15.

Fees and allocations. Following the LiLAC Transaction, Liberty Global began to allocate a portion of the costs of their corporate functions, excluding share-based compensation expense, to the LatAm Group based primarily on the estimated percentage of time spent by corporate personnel providing services to the LatAm Group. From July 1, 2015 through December 31, 2016, the annual amount allocated was $8.5 million. Effective January 1, 2017, the annual allocation was increased to $12.0 million. The allocated costs, which are cash settled and are periodically re-evaluated, are presented as related-party fees and allocations in our combined statements of operations. Although we believe the allocated costs are reasonable, no assurance can be given that the related-party costs and expenses reflected in our combined statements of operations are reflective of the costs we would have incurred as a standalone company.

Interest income. This amount includes interest income on CWC’s related-party loans receivable, as further described below. This amount is included in other income (expense), net, in our combined statement of operations.

Tax allocations. These amounts represent related-party tax allocations to recognize changes in the tax attributes of certain entities that are included in the Dutch Fiscal Unity, the U.K. Tax Group or the U.S. Tax Group. For additional information, see note 10. As further described in note 1, we expect to enter into a tax-sharing agreement with Liberty Global that will become effective upon consummation of the Split-Off.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

The following table provides details of our significant related-party balances:

	December 31,
	2016	2015
	in millions
Assets:
Loans receivable (a)	$86.2	$—
Current assets—related-party receivables (b)	58.5	7.7
Income tax receivable	12.0	2.1

Total assets	$156.7	$9.8

Liabilities:
Accounts payable and other accrued and current liabilities (c)	$28.9	$0.7

(a)	Represents loans receivable from New Cayman to CWC that bear interest at 8.0% per annum. On April 1, 2017, subsidiaries of CWC acquired the Carve-out Entities, at which time these loans receivable were settled in exchange for the equity of the Carve-out Entities. For additional information regarding the Carve-out Entities, see note 4.
(b)	Represents (i) non-interest bearing receivables due from New Cayman ($45.5 million at December 31, 2016) and (ii) non-interest bearing receivables due from certain Liberty Global subsidiaries.
(c)	Represents (i) non-interest bearing amounts owed by CWC to the Carve-out Entities ($19.4 million at December 31, 2016) and (ii) non-interest bearing payables to certain Liberty Global subsidiaries. As discussed in note 4, CWC acquired the Carve-out Entities on April 1, 2017.

(13)	Restructuring Liabilities

A summary of changes in our restructuring liabilities during 2016 is set forth in the table below:

	Employee severance and termination	Contract termination and other	Total
	in millions
Restructuring liability as of January 1, 2016	$2.2	$28.9	$31.1
Restructuring charges	17.3	17.1	34.4
Cash paid	(27.8)	(12.0)	(39.8)
CWC Acquisition	15.3	0.7	16.0
Foreign currency translation adjustments and other	(3.0)	(7.8)	(10.8)

Restructuring liability as of December 31, 2016	$4.0	$26.9	$30.9

Current portion	$4.0	$8.2	$12.2
Noncurrent portion	—	18.7	18.7

Total	$4.0	$26.9	$30.9

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

Our restructuring charges during 2016 include (i) employee severance and termination costs of CLP 7.9 billion ($11.6 million) at VTR related to certain reorganization and integration activities and (ii) contract termination costs of $11.6 million at Liberty Puerto Rico and CLP 3.7 billion ($5.5 million) at VTR.

A summary of changes in our restructuring liabilities during 2015 is set forth in the table below:

	Employee severance and termination	Contract termination and other	Total
	in millions
Restructuring liability as of January 1, 2015	$2.4	$43.8	$46.2
Restructuring charges	3.1	10.5	13.6
Cash paid	(1.9)	(21.1)	(23.0)
Foreign currency translation adjustments and other	(1.4)	(4.3)	(5.7)

Restructuring liability as of December 31, 2015	$2.2	$28.9	$31.1

Current portion	$2.2	$5.8	$8.0
Noncurrent portion	—	23.1	23.1

Total	$2.2	$28.9	$31.1

Our restructuring charges during 2015 include (i) employee severance and termination costs related to certain reorganization and integration activities of $2.6 million at Liberty Puerto Rico following the Choice Acquisition and (ii) contract termination costs of CLP 3.9 billion ($6.0 million) at VTR and $4.5 million at Liberty Puerto Rico.

A summary of changes in our restructuring liabilities during 2014 is set forth in the table below:

	Employee severance and termination	Contract termination and other	Total
	in millions
Restructuring liability as of January 1, 2014	$0.8	$71.6	$72.4
Restructuring charges	10.2	6.7	16.9
Cash paid	(8.2)	(26.7)	(34.9)
Foreign currency translation adjustments and other	(0.4)	(7.8)	(8.2)

Restructuring liability as of December 31, 2014	$2.4	$43.8	$46.2

Our restructuring charges during 2014 are primarily due to charges at VTR related to (i) employee severance and termination costs related to certain reorganization and (ii) contract termination costs.

(14)	Defined Benefit Plans

CWC maintains various funded defined benefit plans for its employees, including (i) the Cable & Wireless Superannuation Fund (CWSF), which is CWC’s largest defined benefit plan, and (ii) plans in Jamaica and

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

Barbados. A significant portion of these defined benefit plans are closed to new entrants, and existing participants do not accrue any additional benefits. CWC also operates unfunded defined benefit arrangements in the U.K. These arrangements are governed by individual trust deeds. One arrangement incorporates a covenant requiring CWC to hold security against the value of the liabilities. The security is in the form of U.K. Government Gilts, which are included in other assets, net, in our combined balance sheet. At December 31, 2016, the carrying value of our investment in the U.K. Government Gilts was $32.3 million.

Annual service costs for these employee benefit plans is determined using the projected unit credit actuarial method. The CWC subsidiaries that maintain funded plans have established investment policies for plan assets. The investment strategies are long-term in nature and designed to meet the following objectives:

•	Ensure that funds are available to pay benefits as they become due;

•	Maximize the total returns on plan assets subject to prudent risk taking; and

•	Preserve or improve the funded status of the trusts over time.

The weighted average assumptions used in determining our benefit obligations and net periodic pension cost at December 31, 2016 are as follows:

Expected rate of salary increase	0.7%
Discount rate	3.3%
Discount rate—CWSF uninsured liability	2.3%
Return on plan assets	3.9%
Retail price index inflation rate	3.5%
Consumer price index inflation rate	2.0%

The present value of the CWSF vested benefit obligations has been calculated as of December 31, 2016. Assumptions used are best estimates from a range of possible actuarial assumptions, which may not necessarily be borne out in practice. The assumptions related to mortality rates for the CWSF and U.K. unfunded plans are based upon the second series of Self-Administered Pension Scheme (SAPS 2) and the actual experience of the plan participants and dependents. In addition, allowance was made for future mortality improvements in line with the 2015 Continuous Mortality Investigation core projections with a long-term rate of improvement of 1.5% per annum. Based on these assumptions, the life expectancies of participants aged 60 are as follows:

	On December 31,
	2016	2026	2036
	years
Male participants and dependents	28.7	29.8	31.0
Female participants	28.8	30.0	31.2
Female dependents	29.1	30.4	31.6

Risk

Through our defined benefit pension plans, we are exposed to a number of risks, the most significant of which are detailed below. The net pension liability can be significantly influenced by short-term market factors.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

The calculation of the net surplus or deficit of the respective plans depends on factors that are beyond our control, principally (i) the value at the balance sheet date of equity shares in which the respective plan has invested and (ii) long-term interest rates, which are used to discount future liabilities. The funding of the respective plans is based on long-term trends and assumptions relating to market growth, as advised by qualified actuaries and investment advisors, including:

•	Investment returns: Our net pension assets (liabilities) and contribution requirements are heavily dependent upon the return on the invested assets;

•	Longevity: The cost to the company of the pensions promised to members is dependent upon the expected term of these payments. To the extent that members live longer than expected this will increase the cost of these arrangements; and

•	Inflation rate risk: In the U.K., pension obligations are impacted by inflation and, as such, higher inflation will lead to higher pension liabilities.

At December 31, 2016, the above risks have been mitigated for approximately 60% of the CWSF’s and all of the Jamaican plan’s liabilities through the purchase of insurance policies, the payments from which exactly match the corresponding obligations to employees. Remaining investment risks in the CWSF have also been mitigated to a certain extent by diversification of the return-seeking assets.

Sensitivity analysis

The following table summarizes (i) the impact a 1.0% increase or decrease in the applicable actuarial assumed rate would have on the valuation of our pension plans and (ii) the impact of plan participants living, on average, one year longer or one year less than assumed would have on the valuation of the CWSF:

	Increase	Decrease
	in millions
CWSF and U.K. unfunded arrangements
Discount rate:
Effect on defined benefit obligation	$(233.0)	$298.0
Effect on defined benefit obligation, net of annuity insurance policies	$(125.0)	$167.0
Inflation (and related increases):
Effect on defined benefit obligation	$168.0	$(157.0)
Effect on defined benefit obligation, net of annuity insurance policies	$101.0	$(91.0)
Life expectancy:
Effect on defined benefit obligation	$74.0	$(74.0)
Effect on defined benefit obligation, net of annuity insurance policies	$23.0	$(23.0)
Other plans
Discount rate—effect on defined benefit obligation	$(16.0)	$21.0

The sensitivity analysis is based on a standalone change in each assumption while holding all other assumptions constant. As reflected above, the impact on the net pension liability is significantly reduced for the CWSF as a result of the annuity insurance policies we hold.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

Using the projected unit credit method for the valuation of liabilities, the current service cost is expected to increase when expressed as a percentage of pensionable payroll as the members of the plans approach retirement.

The following tables summarize the activities of the CWC pension plans during for the period from the CWC Acquisition date (May 16, 2016) to December 31, 2016, as applicable.

The following is a summary of the funded status of our defined benefit plans at December 31, 2016 (in millions):

Projected benefit obligation at beginning of period	$—
Acquisition (a)	2,025.5
Service cost	0.9
Interest cost	42.9
Actuarial loss	213.0
Benefits paid	(68.8)
Divestitures	6.9
Effect of changes in foreign currency exchange rates	(276.4)

Projected benefit obligation at end of period	$1,944.0

Accumulated benefit obligation at end of period	$1,944.0

Fair value of plan assets at beginning of period	$—
Acquisition (a)	1,993.4
Actual return on plan assets	252.4
Employer contributions	(5.6)
Benefits paid	(68.8)
Divestitures, settlements and other	6.9
Effect of changes in foreign currency exchange rates	(269.2)

Fair value of plan assets at end of period	$1,909.1

Net liability	$34.9

(a)	Relates to the CWC Acquisition.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

The asset allocation by asset category, asset mix and fair value hierarchy level (as further described in note 6) of our defined benefit plan assets are as follows:

	Asset mix (a)	December 31, 2016
		Total	Level 1	Level 2	Level 3
	%	in millions
Equity securities	22.9	$436.7	$436.7	$—	$—
Bonds (b)	15.1	288.5	287.7	0.8	—
Insurance contracts (c)	52.7	1,006.9	—	—	1,006.9
Real estate	2.0	38.3	13.1	0.9	24.3
Private equity	0.6	11.4	—	—	11.4
Guarantee investment contracts	6.0	114.5	7.6	106.9	—
Cash	0.7	12.8	12.8	—	—

Total	100.0	$1,909.1	$757.9	$108.6	$1,042.6

(a)	CWC reviews the asset allocations within the respective portfolios on a regular basis. Generally, the plans do not have explicit asset mix targets other than for the equity securities and bond portfolios within the CWSF on a combined basis. The asset mix is primarily subject to, among other considerations, a de-risking plan related to the CWSF.
(b)	Amounts primarily include (i) fixed-interest and index-linked U.K. Government Gilts held by the CWSF and (ii) bonds held by the Jamaica plan.
(c)	The trustee of the CWSF has purchased a bulk annuity policy pursuant to which the insurer assumed responsibility for the benefits payable to certain of the CWSF’s participants. At December 31, 2016, approximately 60% of the liabilities in the CWSF are matched by the annuity policy asset, which reduces the funding risk for the company.

A reconciliation of the beginning and ending balances of our plan assets measured at fair value using Level 3 inputs is as follows (in millions):

Balance at January 1, 2016	$—
Acquisition (a)	1,158.1
Gains relating to assets still held at year-end	99.5
Purchases, sales and settlements of investments, net	(48.8)
Foreign currency translation adjustments	(166.2)

Balance at December 31, 2016	$1,042.6

(a)	Relates to the CWC Acquisition.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

The components of net periodic pension cost (benefit) recorded in our combined statement of operations for the year ended December 31, 2016 are as follows (in millions):

Service cost	$0.9
Interest cost	42.9
Expected return on plan assets	(46.7)

Net periodic pension benefit	$(2.9)

The net actuarial loss recognized in accumulated other comprehensive loss during the year ended December 31, 2016 and not yet recognized as a component of net period benefit cost at December 31, 2016 is as follows (in millions):

Balance at January 1, 2016	$—
Loss on projected benefit obligation	(213.0)
Gain on plan assets (a)	202.9
Foreign currency translation adjustments	0.4

Net actuarial loss at December 31, 2016	$(9.7)

(a)	Represents the actual less expected return on plan assets.

Based on December 31, 2016 exchange rates, the benefits that we currently expect to pay during the next five years and in the aggregate for the five years thereafter with respect to our defined benefit plans are as follows (in millions):

Year ending December 31:
2017	$69.1
2018	69.1
2019	71.6
2020	72.8
2021	74.1
2022—2026	391.3

The projected net periodic pension benefit for the year ended December 31, 2017 is as follows (in millions):

Service cost	$0.9
Interest cost	54.5
Expected return on plan assets	(68.1)
Amortization of net loss	0.3

Projected net periodic pension benefit (a)	$(12.4)

(a)	The projected net periodic pension benefit is based on the actuarial valuation as of December 31, 2016 and does not include the impact of the £100.0 million ($129.6 million at the applicable rate) contribution on July 3, 2017, as further described below.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

Other

Subsequent to the completion of the CWC Acquisition, CWC made cash contributions to the CWSF of $1.1 million during 2016, which was based in part on the triennial actuarial funding valuation as of March 31, 2013.

The CWC Acquisition constituted a “change of control” under a contingent funding agreement between CWC and the trustee of the CWSF (the Contingent Funding Agreement). Under the terms of the Contingent Funding Agreement, the change in control provided the trustee of the CWSF with the right to satisfy certain funding requirements of the CWSF through the utilization of letters of credit aggregating £100.0 million that were put in place in connection with the Columbus Acquisition. On June 26, 2017, the trustee of the CWSF elected to drawdown the full £100.0 million ($129.6 million at the applicable rate) available under the letters of credit, which amount was contributed to the CWSF on July 3, 2017.

Subject to the pending outcome of the triennial actuarial valuation of the CWSF as of March 31, 2016, which is expected to be completed during the third quarter of 2017, and taking into account the £100.0 million funded to the CWSF subsequent to March 31, 2016, no contributions to fund the CWSF through April 2019 are currently anticipated. In addition, based on December 31, 2016 exchange rates and information available as of that date, CWC’s 2017 contributions to the unfunded defined benefit arrangements in the U.K. and the Jamaica and Barbados defined benefit plans are expected to aggregate $3.9 million.

(15)	Share-based Compensation

Our share-based compensation expense includes (i) amounts allocated to the LatAm Group by Liberty Global, based on the share incentive awards held by the employees of the respective entities comprising the LatAm Group, (ii) amounts related to the VTR Plan and (iii) amounts related to the Liberty Puerto Rico Plan.

Share-based compensation expense allocated to the LatAm Group by Liberty Global is reflected as an increase (decrease) to accumulated net contributions (distributions) in our combined statements of equity. Share-based compensation expense related to share-based incentive awards issued under the VTR Plan and the Liberty Puerto Rico Plan are accounted for under the liability method.

The following table summarizes our share-based compensation expense:

	Year ended December 31,
	2016	2015	2014
	in millions
Liberty Global share-based incentive awards	$8.7	$0.9	$3.4
Other (a) (b)	6.7	1.5	8.2

Total	$15.4	$2.4	$11.6

Included in:
Other operating expense	$1.4	$0.3	$2.8
SG&A expense	14.0	2.1	8.8

Total	$15.4	$2.4	$11.6

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

(a)	Represents share-based compensation expense related to liability-based share incentive awards issued under the VTR Plan and the Liberty Puerto Rico Plan.
(b)	The 2015 amount includes the reversal of certain share-based compensation expense, primarily related to forfeitures of unvested PSUs during the first quarter of 2015.

As of December 31, 2016, $63.8 million of total unrecognized compensation cost related to Liberty Global share-based compensation awards granted to our employees is expected to be recognized as an expense in the future over a weighted-average period of approximately 2.7 years.

Share Incentive Plans—Liberty Global Ordinary Shares

Incentive Plans

As of December 31, 2016, Liberty Global was authorized to grant incentive awards under the Liberty Global 2014 Incentive Plan. Generally, the compensation committee of Liberty Global’s board of directors may grant non-qualified share options, SARs, restricted shares, RSUs, cash awards, performance awards or any combination of the foregoing (collectively, awards).

Awards (other than performance-based awards) issued generally (a) vest 12.5% on the six month anniversary of the grant date and then vest at a rate of 6.25% each quarter thereafter and (b) expire seven years after the grant date. RSUs vest on the date of the first annual general meeting of shareholders following the grant date.

Performance Awards

Performance-based awards related to LiLAC Shares and Liberty Global Shares have been granted to certain executive officers and key employees of the LatAm Group. Each performance-based award represents the right to receive one Liberty Global or LiLAC Class A or Class C ordinary share, as applicable, subject to performance and vesting.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

Share-based Incentive Awards

The following tables summarize the share-based incentive awards related to LiLAC Shares and Liberty Global Shares granted to employees of the LatAm Group as of December 31, 2016:

	Number of shares	Weighted average base price	Weighted average remaining contractual term
Share-based incentive award type			in years
SARs:
LiLAC Class A ordinary shares:
Outstanding at December 31, 2016	502,470	$35.09	6.5
Exercisable at December 31, 2016	18,662	$35.74	4.0
LiLAC Class C ordinary shares:
Outstanding at December 31, 2016	1,016,078	$35.39	6.4
Exercisable at December 31, 2016	47,957	$34.37	3.8

	Number of shares	Weighted average grant-date fair value per share	Weighted average remaining contractual term
Share-based incentive award type			in years
RSUs outstanding at December 31, 2016:
LiLAC Class A ordinary shares	155,971	$36.21	3.0
LiLAC Class C ordinary shares	327,764	$37.24	3.0
PSUs outstanding at December 31, 2016:
LiLAC Class A ordinary shares	7,700	$38.12	1.7
LiLAC Class C ordinary shares	15,405	$37.73	1.7

	Number of shares	Weighted average base price	Weighted average remaining contractual term
Share-based incentive award type			in years
SARs:
Liberty Global Class A ordinary shares:
Outstanding at December 31, 2016	197,983	$29.57	3.9
Exercisable at December 31, 2016	134,134	$26.44	3.2
Liberty Global Class C ordinary shares:
Outstanding at December 31, 2016	477,033	$27.61	3.7
Exercisable at December 31, 2016	345,463	$25.00	3.1

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

	Number of shares	Weighted average grant-date fair value per share	Weighted average remaining contractual term
Share-based incentive award type			in years
RSUs outstanding at December 31, 2016:
Liberty Global Class A ordinary shares	3,810	$40.62	2.0
Liberty Global Class C ordinary shares	7,975	$38.12	1.9
PSUs outstanding at December 31, 2016:
Liberty Global Class A ordinary shares	33,359	$34.07	2.2
Liberty Global Class C ordinary shares	66,748	$32.98	2.2

(16)	Accumulated Other Comprehensive Earnings (Loss)

Accumulated other comprehensive earnings (loss) included in our combined balance sheets and statements of equity reflect the aggregate impact of foreign currency translation adjustments and pension-related adjustments and other. The changes in the components of accumulated other comprehensive earnings (loss), net of taxes, are summarized as follows:

	Parent entities
	Foreign currency translation adjustments	Pension- related adjustments and other	Accumulated other comprehensive earnings (loss)	Non- controlling interests	Total accumulated other comprehensive earnings (loss)
	in millions
Balance at January 1, 2014	$65.8	$—	$65.8	$23.5	$89.3
Other comprehensive loss	(70.2)	—	(70.2)	—	(70.2)
VTR NCI Acquisition	23.5	—	23.5	(23.5)	—

Balance at December 31, 2014	19.1	—	19.1	—	19.1
Other comprehensive earnings	33.7	1.5	35.2	—	35.2

Balance at December 31, 2015	52.8	1.5	54.3	—	54.3
Other comprehensive loss	(58.0)	(13.0)	(71.0)	(0.9)	(71.9)

Balance at December 31, 2016	$(5.2)	$(11.5)	$(16.7)	$(0.9)	$(17.6)

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

The components of other comprehensive earnings (loss), net of taxes, are reflected in our combined statements of comprehensive earnings (loss). The following table summarizes the tax effects related to each component of other comprehensive earnings (loss), net of amounts reclassified to our combined statements of operations:

	Pre-tax amount	Tax benefit	Net-of-tax amount
	in millions
Year ended December 31, 2016:
Foreign currency translation adjustments	$(58.7)	$—	$(58.7)
Pension-related adjustments and other	(13.4)	0.2	(13.2)

Other comprehensive loss	(72.1)	0.2	(71.9)
Other comprehensive loss attributable to noncontrolling interests (a)	0.9	—	0.9

Other comprehensive loss attributable to parent entities	$(71.2)	$0.2	$(71.0)

Year ended December 31, 2015:
Foreign currency translation adjustments	$33.7	$—	$33.7
Pension-related adjustments and other	1.9	(0.4)	1.5

Other comprehensive earnings attributable to parent entities	$35.6	$(0.4)	$35.2

Year ended December 31, 2014:
Foreign currency translation adjustments	$(70.2)	$—	$(70.2)

Other comprehensive loss attributable to parent entities	$(70.2)	$—	$(70.2)

(a)	Amounts represent the noncontrolling interest owners’ share of our pension-related adjustments.

(17)	Commitments and Contingencies

Commitments

In the normal course of business, we have entered into agreements that commit our company to make cash payments in future periods with respect to programming contracts, network and connectivity commitments, purchases of customer premises and other equipment and services, non-cancellable operating leases and other items. The following table sets forth the U.S. dollar equivalents of such commitments as of December 31, 2016:

	Payments due during:
	2017	2018	2019	2020	2021	Thereafter	Total
	in millions
Programming commitments	$131.6	$100.7	$25.8	$7.4	$3.4	$4.7	$273.6
Network and connectivity commitments	62.7	47.0	30.9	7.6	6.2	13.6	168.0
Purchase commitments	101.1	19.0	12.4	2.8	2.7	8.3	146.3
Operating leases	29.1	25.2	17.5	13.1	10.2	22.0	117.1
Other commitments	15.7	1.5	0.6	—	—	—	17.8

Total (a)	$340.2	$193.4	$87.2	$30.9	$22.5	$48.6	$722.8

(a)	The commitments included in this table do not reflect any liabilities that are included in our December 31, 2016 combined balance sheet.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

Programming commitments consist of obligations associated with certain of our programming, studio output and sports rights contracts that are enforceable and legally binding on us as we have agreed to pay minimum fees without regard to (i) the actual number of subscribers to the programming services, (ii) whether we terminate service to a portion of our subscribers or dispose of a portion of our distribution systems or (iii) whether we discontinue our premium sports services. In addition, programming commitments do not include increases in future periods associated with contractual inflation or other price adjustments that are not fixed. Accordingly, the amounts reflected in the above table with respect to these contracts are significantly less than the amounts we expect to pay in these periods under these contracts. Historically, payments to programming vendors have represented a significant portion of our operating costs, and we expect that this will continue to be the case in future periods. In this regard, our total programming and copyright costs aggregated $344.9 million, $247.3 million and $232.0 million during 2016, 2015 and 2014, respectively.

Network and connectivity commitments relate largely to (i) VTR’s domestic network service agreements with certain other telecommunications companies and (ii) VTR’s mobile virtual network operator (MVNO) agreement. The amounts reflected in the above table with respect to certain of our MVNO commitments represent fixed minimum amounts payable under these agreements and, therefore, may be significantly less than the actual amounts VTR ultimately pays in these periods.

Purchase commitments include unconditional and legally-binding obligations related to (i) the purchase of customer premises and other equipment and (ii) certain service-related commitments, including call center, information technology and maintenance services.

Commitments arising from acquisition agreements are not reflected in the above table.

In addition to the commitments set forth in the table above, we have significant commitments under (i) derivative instruments and (ii) defined benefit plans and similar agreements, pursuant to which we expect to make payments in future periods. For information regarding our derivative instruments, including the net cash paid or received in connection with these instruments during 2016, 2015 and 2014, see note 5. For information concerning our defined benefit plans, see note 14.

Rental expense under non-cancellable operating lease arrangements amounted to $45.4 million, $14.3 million and $16.3 million during 2016, 2015 and 2014, respectively. It is expected that in the normal course of business, operating leases that expire generally will be renewed or replaced by similar leases.

We have established various defined contribution benefit plans for our employees. Our aggregate expense for matching contributions under the various defined contribution employee benefit plans was $6.4 million, $1.7 million and $1.5 million for during 2016, 2015 and 2014, respectively.

Guarantees and Other Credit Enhancements

In the ordinary course of business, we may provide (i) indemnifications to our lenders, our vendors and certain other parties and (ii) performance and/or financial guarantees to local municipalities, our customers and vendors. Historically, these arrangements have not resulted in our company making any material payments and we do not believe that they will result in material payments in the future. In addition, CWC has provided

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

indemnifications of (a) up to $300.0 million in respect of any potential tax-related claims related to the disposal of CWC’s interests in certain businesses in April 2013 and (b) an unlimited amount of qualifying claims associated with the disposal of another business in May 2014. The first indemnification expires in April 2020 and the second expires in May 2020. We do not expect that either of these arrangements will require us to make material payments to the indemnified parties.

For information regarding the Contingent Funding Agreement, see note 14.

Legal and Regulatory Proceedings and Other Contingencies

Liberty Puerto Rico Matter. In November 2012, we completed a business combination that resulted in, among other matters, the combination of Liberty Puerto Rico’s then operating subsidiary with San Juan Cable, LLC dba OneLink Communications (OneLink). In connection with this transaction (the OneLink Acquisition), Liberty Puerto Rico, as the surviving entity, became a party to certain claims previously asserted by the incumbent telephone operator (PRTC) against OneLink based on alleged conduct of OneLink that occurred prior to the OneLink Acquisition (the PRTC Claim). The PRTC Claim includes an allegation that OneLink acted in an anticompetitive manner in connection with a series of legal and regulatory proceedings it initiated against PRTC in Puerto Rico beginning in 2009. In March 2014, a separate class action claim was filed in Puerto Rico (the Class Action Claim) containing allegations substantially similar to those asserted in the PRTC Claim, but alleging ongoing injury on behalf of a consumer class (as opposed to harm to a competitor). In July 2016, the judge presiding over the PRTC Claim in the United States District Court for the District of Maine (the District Court) granted OneLink summary judgment that dismissed the PRTC Claim in its entirety. PRTC filed an appeal of the District Court’s decision with the United States First Circuit Court of Appeals. Based on our assessment of the PRTC Claim on appeal and the Class Action Claim, we have determined that the possibility of loss is remote. As a result, we will not report on this matter in future filings. In connection with the July 2016 decision, we have released our previously-recorded provision and related indemnification asset associated with the PRTC Claim, resulting in a $5.1 million reduction to our SG&A expenses during the third quarter of 2016. In December 2016, we received $7.5 million related to the reimbursement of legal fees we incurred in connection with the PRTC Claim, resulting in a reduction to our SG&A expenses during the fourth quarter of 2016 and the release of the former owners of OneLink from their obligations under the indemnification agreement entered into in connection with the OneLink Acquisition.

Chilean Tax Contingencies. For information regarding certain tax contingencies related to our operations in Chile, see note 10.

Regulatory Issues. Video distribution, broadband internet, fixed-line telephony, mobile and content businesses are regulated in each of the countries in which we operate. The scope of regulation varies from country to country. Adverse regulatory developments could subject our businesses to a number of risks. Regulation, including conditions imposed on us by competition or other authorities as a requirement to close acquisitions or dispositions, could limit growth, revenue and the number and types of services offered and could lead to increased operating costs and property and equipment additions. In addition, regulation may restrict our operations and subject them to further competitive pressure, including pricing restrictions, interconnect and other access obligations, and restrictions or controls on content, including content provided by third parties. Failure to comply with current or future regulation could expose our businesses to various penalties.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

In addition to the foregoing items, we have contingent liabilities related to matters arising in the ordinary course of business including (i) legal proceedings, (ii) issues involving VAT and wage, property, withholding and other tax issues (including the income tax contingencies of our Chilean operations that are discussed in note 10) and (iii) disputes over interconnection, programming, copyright and channel carriage fees. While we generally expect that the amounts required to satisfy these contingencies will not materially differ from any estimated amounts we have accrued, no assurance can be given that the resolution of one or more of these contingencies will not result in a material impact on our results of operations, cash flows or financial position in any given period. Due, in general, to the complexity of the issues involved and, in certain cases, the lack of a clear basis for predicting outcomes, we cannot provide a meaningful range of potential losses or cash outflows that might result from any unfavorable outcomes.

(18)	Segment Reporting

We generally identify our reportable segments as those operating entities that represent 10% or more of our revenue, Adjusted OIBDA (as defined below) or total assets. In certain cases, we may elect to include an operating segment in our segment disclosure that does not meet the above-described criteria for a reportable segment. We evaluate performance and make decisions about allocating resources to our operating segments based on financial measures such as revenue and Adjusted OIBDA. In addition, we review non-financial measures such as subscriber growth, as appropriate.

Adjusted OIBDA is the primary measure used by our chief operating decision maker to evaluate segment operating performance. Adjusted OIBDA is also a key factor that is used by our internal decision makers to (i) determine how to allocate resources to segments and (ii) evaluate the effectiveness of our management for purposes of annual and other incentive compensation plans. As we use the term, “Adjusted OIBDA” is defined as operating income before depreciation and amortization, share-based compensation, related-party fees and allocations, provisions and provision releases related to significant litigation and impairment, restructuring and other operating items. Other operating items include (a) gains and losses on the disposition of long-lived assets, (b) third-party costs directly associated with successful and unsuccessful acquisitions and dispositions, including legal, advisory and due diligence fees, as applicable, and (c) other acquisition-related items, such as gains and losses on the settlement of contingent consideration. Our internal decision makers believe Adjusted OIBDA is a meaningful measure because it represents a transparent view of our recurring operating performance that is unaffected by our capital structure and allows management to (1) readily view operating trends, (2) perform analytical comparisons and benchmarking between segments and (3) identify strategies to improve operating performance in the different countries in which we operate. A reconciliation of total Adjusted OIBDA to our earnings (loss) before income taxes is presented below.

As of December 31, 2016, our reportable segments are as follows:

•	CWC

•	VTR

•	Liberty Puerto Rico

All of the reportable segments set forth above derive their revenue primarily from residential and B2B services, including video, broadband internet and fixed-line telephony services and, with the exception of Liberty

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

Puerto Rico, mobile services. We provide residential and B2B services in (i) 18 countries, all but one of which are located in Latin America and the Caribbean, through CWC, (ii) Chile through VTR and (iii) Puerto Rico through Liberty Puerto Rico. CWC also provides (a) B2B services in certain other countries in Latin America and the Caribbean and (b) wholesale services over its sub-sea and terrestrial networks that connect over 40 markets in that region. Our corporate and other category includes the LatAm Group’s corporate operations and/or applicable intersegment eliminations.

Performance Measures of our Reportable Segments

The amounts presented below represent 100% of each of our reportable segment’s revenue and Adjusted OIBDA. As we have the ability to control Liberty Puerto Rico and certain subsidiaries of CWC that are not wholly owned, we include 100% of the revenue and expenses of these entities in our combined statements of operations despite the fact that third parties own significant interests in these entities. Prior to our acquisition of the VTR NCI Owner’s 20.0% interest in VTR in March 2014, we had the ability to control VTR. Accordingly, we include 100% of VTR’s revenue and expenses in our combined statements of operations for all periods presented. The noncontrolling owners’ interests in the operating results of VTR, as applicable, Liberty Puerto Rico and certain subsidiaries of CWC are reflected in net earnings or loss attributable to noncontrolling interests in our combined statements of operations.

	Year ended December 31,
	2016		2015		2014
	Revenue	Adjusted OIBDA	Revenue	Adjusted OIBDA	Revenue	Adjusted OIBDA
	in millions
CWC (a)	$1,444.8	$541.9	$—	$—	$—	$—
VTR	859.5	339.3	838.1	328.1	898.5	351.0
Liberty Puerto Rico (b)	420.8	211.8	379.2	167.2	306.1	128.9
Corporate and other	(1.3)	(8.9)	—	(4.3)	—	(3.1)

Total	$2,723.8	$1,084.1	$1,217.3	$491.0	$1,204.6	$476.8

(a)	The amounts presented for 2016 reflect the post-acquisition revenue and Adjusted OIBDA of CWC, which was acquired on May 16, 2016.
(b)	The amounts presented for 2015 exclude the pre-acquisition revenue and Adjusted OIBDA of Choice, which was acquired on June 3, 2015.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

The following table provides a reconciliation of total Adjusted OIBDA to earnings (loss) before income taxes:

	Year ended December 31,
	2016	2015	2014
	in millions
Total Adjusted OIBDA	$1,084.1	$491.0	$476.8
Share-based compensation	(15.4)	(2.4)	(11.6)
Depreciation and amortization	(587.3)	(216.4)	(216.7)
Related-party fees and allocations	(8.5)	(4.3)	—
Impairment, restructuring and other operating items, net	(153.8)	(19.8)	(20.1)

Operating income	319.1	248.1	228.4
Interest expense	(314.4)	(157.9)	(140.4)
Realized and unrealized gains (losses) on derivative instruments, net	(225.9)	227.3	43.7
Foreign currency transaction gains (losses), net	110.1	(223.4)	(97.9)
Gains (losses) on debt modification and extinguishment, net	0.9	—	(11.8)
Other income (expense), net	12.1	(1.8)	2.1

Earnings (loss) before income taxes	$(98.1)	$92.3	$24.1

Balance Sheet Data of our Reportable Segments

Selected balance sheet data of our reportable segments is set forth below:

	Long-lived assets		Total assets
	December 31,		December 31,
	2016	2015	2016	2015
	in millions
CWC	$9,585.7	$—	$10,945.2	$—
VTR	993.9	873.7	1,441.9	1,506.6
Liberty Puerto Rico	1,355.6	1,347.8	1,465.9	1,469.4
Corporate and other (a)	120.9	120.9	290.9	262.1

Total	$12,056.1	$2,342.4	$14,143.9	$3,238.1

(a)	Represents enterprise-level goodwill that is allocated to our Liberty Puerto Rico segment for purposes of our impairment tests.

Property and Equipment Additions of our Reportable Segments

The property and equipment additions of our reportable segments (including capital additions financed under vendor financing or capital lease arrangements) are presented below and reconciled to the capital

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

expenditure amounts included in our combined statements of cash flows. For additional information concerning capital additions financed under vendor financing and capital arrangements, see note 8.

	Year ended December 31,
	2016	2015	2014
	in millions
CWC (a)	$282.6	$—	$—
VTR	194.6	149.0	195.8
Liberty Puerto Rico (b)	91.0	78.1	60.4

Total property and equipment additions	568.2	227.1	256.2
Assets acquired under capital-related vendor financing arrangements	(45.5)	—	—
Changes in current liabilities related to capital expenditures	(24.9)	0.1	(33.1)
Assets acquired under capital leases	(7.4)	—	—

Total capital expenditures	$490.4	$227.2	$223.1

(a)	The amount presented at December 31, 2016 reflects the post-acquisition property and equipment additions of CWC, which was acquired on May 16, 2016.
(b)	The amount presented at December 31, 2015 excludes the pre-acquisition property and equipment additions of Choice, which was acquired on June 3, 2015.

Revenue by Major Category

Our revenue by major category is set forth below:

	Year ended December 31,
	2016	2015	2014
	in millions
Subscription revenue (a):
Video	$647.6	$526.3	$529.9
Broadband internet	578.2	403.5	380.1
Fixed-line telephony	228.2	164.9	188.4

Cable subscription revenue	1,454.0	1,094.7	1,098.4
Mobile (b)	457.1	35.6	24.4

Total subscription revenue	1,911.1	1,130.3	1,122.8
B2B revenue (c)	617.5	15.6	9.7
Other revenue (b)(d)	195.2	71.4	72.1

Total	$2,723.8	$1,217.3	$1,204.6

(a)	Subscription revenue includes amounts received from subscribers for ongoing services, excluding installation fees and late fees. Subscription revenue from subscribers who purchase bundled services at a discounted rate is generally allocated proportionally to each service based on the standalone price for each individual service. As a result, changes in the standalone pricing of our cable and mobile products or the composition of bundles can contribute to changes in our product revenue categories from period to period.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

(b)	Mobile subscription revenue excludes mobile interconnect revenue of $31.5 million, $3.5 million and $2.8 million during 2016, 2015 and 2014, respectively. Mobile interconnect revenue and revenue from mobile handset sales are included in other revenue.
(c)	B2B revenue includes revenue from business broadband internet, video, voice, mobile and data services offered to medium to large enterprises and, on a wholesale basis, to other operators. We also provide services to certain small or home office (SOHO) subscribers in Puerto Rico. SOHO subscribers pay a premium price to receive expanded service levels along with video, broadband internet or fixed-line telephony services that are the same or similar to the mass marketed products offered to our residential subscribers. Revenue from SOHO subscribers, which is included in subscription revenue, aggregated $25.8 million, $20.6 million and $17.3 million during 2016, 2015 and 2014, respectively.
(d)	Other revenue includes, among other items, interconnect fees, mobile handset sales, installation fees and advertising revenue.

Geographic Segments

The revenue of our geographic segments is set forth below:

	Year ended December 31,
	2016	2015	2014
	in millions
CWC (a):
Panama	$414.8	$—	$—
Jamaica	202.9	—	—
Bahamas	181.5	—	—
Barbados	143.1	—	—
Trinidad and Tobago	103.0	—	—
Other (b)	399.5	—	—

Total CWC	1,444.8	—	—
Chile	859.5	838.1	898.5
Puerto Rico (c)	420.8	379.2	306.1
Corporate and other	(1.3)	—	—

Total	$2,723.8	$1,217.3	$1,204.6

(a)	The amounts presented for 2016 reflects the post-acquisition revenue of CWC, which was acquired on May 16, 2016. For each CWC jurisdiction, the amounts presented include (i) revenue from residential and B2B operations and (ii) revenue derived from wholesale network customers, as applicable.
(b)	The amount presented for 2016 relates to other countries in which CWC operates, which are primarily located in Latin America and the Caribbean.
(c)	The amount presented for 2015 excludes the pre-acquisition revenue of Choice, which was acquired on June 3, 2015.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The LatAm Group

(See note 1)

Notes to Combined Financial Statements—(Continued)

December 31, 2016, 2015 and 2014

The long-lived assets of our geographic segments are set forth below:

	December 31,
	2016	2015
	in millions
CWC:
Panama	$2,330.0	$—
Networks (a)	1,547.1	—
Trinidad and Tobago	1,024.5	—
Jamaica	943.3	—
Bahamas	869.1	—
Barbados	645.1	—
Other (b)	2,226.6	—

Total CWC	9,585.7	—
Puerto Rico	1,355.6	1,347.8
Chile	993.9	873.7
Corporate and other	120.9	120.9

Total	$12,056.1	$2,342.4

(a)	Represents long-lived assets related to CWC’s sub-sea and terrestrial network that connects over 40 markets in Latin America and the Caribbean.
(b)	The amount presented at December 31, 2016 includes long-lived assets of CWC’s other operations, which are primarily located in the Caribbean.

(19)	Subsequent Events

CWC Financing Transactions

In March 2017, CWC Panama entered into a $100.0 million term loan facility. The term loan bears interest at a rate of 4.5% and matures in March 2021. The proceeds from the term loan were used for general corporate purposes at CWC.

In May 2017, Coral-US entered into a $1,125.0 million term loan facility (the CWC Term Loan B-3 Facility). The CWC Term Loan B-3 Facility was issued at 99.5% of par, matures on January 31, 2025, bears interest at a rate of LIBOR + 3.50% and is subject to a LIBOR floor of 0.0%. The proceeds of the CWC Term Loan B-3 Facility were used to (i) prepay in full the outstanding principal amount under the CWC Term Loans and (ii) pay certain fees and expenses incurred in connection with the refinancing. The remaining proceeds were used for general corporate and/or working capital purposes at CWC.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

THE LATAM GROUP

UNAUDITED CONDENSED PRO FORMA

COMBINED STATEMENT OF OPERATIONS

General

The accompanying unaudited condensed pro forma combined statement of operations of the “LatAm Group” for the year ended December 31, 2016 gives effect to (i) the acquisition of Cable & Wireless Communications Limited (together with its subsidiaries, CWC) pursuant to the CWC Acquisition (as defined and described below) and (ii) the Refinancing Transactions (as defined and described below), as if such transactions had occurred on January 1, 2016. As further described in note 1 to the December 31, 2016 combined financial statements of the LatAm Group (the LatAm Group December 31, 2016 Combined Financial Statements), the LatAm Group includes the subsidiaries of Liberty Global plc (Liberty Global) that own and operate Liberty Global’s broadband and wireless communications operations in Latin America and the Caribbean. In this unaudited condensed pro forma combined statement of operations, the terms “we” and “our” refer to the LatAm Group.

The unaudited condensed pro forma combined statement of operations, which has been prepared in accordance with accounting principals generally accepted in the United States (U.S. GAAP), does not purport to be indicative of the results of operations that the LatAm Group will obtain in the future or that the LatAm Group would have obtained if the CWC Acquisition and the Refinancing Transactions were effective as of January 1, 2016. The pro forma adjustments are based upon currently available information and upon certain assumptions that we believe are reasonable. The unaudited condensed pro forma combined statement of operations should be read in conjunction with the LatAm Group December 31, 2016 Combined Financial Statements.

The CWC Acquisition

On May 16, 2016, Liberty Global issued shares to acquire CWC (the CWC Acquisition). Under the terms of the transaction, CWC shareholders received in the aggregate: 31,607,008 Class A Liberty Global ordinary shares, 77,379,774 Class C Liberty Global ordinary shares, 3,648,513 Class A LiLAC ordinary shares and 8,939,316 Class C LiLAC ordinary shares. We collectively refer to the Class A and Class C Liberty Global ordinary shares as “Liberty Global Shares” and the Class A and Class C LiLAC ordinary shares as “LiLAC Shares.” Further, immediately prior to the acquisition, CWC declared a special cash dividend to its shareholders in the amount of £0.03 ($0.04 at the transaction date) per CWC share, which was paid to CWC shareholders promptly following the closing. On July 1, 2016, 117,430,965 LiLAC Shares were issued to holders of Class A and Class B Liberty Global Shares in recognition of the Liberty Global Shares that were issued to acquire CWC (the LiLAC Distribution). The LiLAC Shares are tracking shares, which are intended to reflect or “track” the economic performance of Liberty Global’s “LiLAC Group” rather than the economic performance of Liberty Global as a whole. The LiLAC Group comprises the same entities as the LatAm Group.

Refinancing Transactions

In connection with the CWC Acquisition, certain subsidiaries of CWC entered into a credit agreement dated May 16, 2016 (the Credit Agreement) with certain lending institutions, pursuant to which the lenders provided (i) certain term loans in an aggregate amount of $800.0 million (the New Term Loans) and (ii) revolving credit loans in an amount of up to $570.0 million (the New Revolving Credit Facility). The New Revolving Credit Facility was increased to $625.0 million in the fourth quarter of 2016. A portion of the proceeds from the New Term Loans and the $260.0 million drawn under the New Revolving Credit Facility were used to (a) repay amounts outstanding under CWC’s then existing revolving credit facility (the Old Revolving Credit Facility) and (b) redeem CWC‘s then existing $400.0 million 8.75% senior secured notes due 2020 (the 2020 Senior Secured Notes). The New Term Loans bear interest at LIBOR plus 4.75% and are subject to a LIBOR floor of 0.75%. The New Revolving Credit Facility bears interest at LIBOR plus 3.50% and has a fee on unused commitments of 0.50% per year. We collectively refer to these transactions as the “Refinancing Transactions.”

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

THE LATAM GROUP

Unaudited Condensed Pro Forma Combined Statement of Operations

Year ended December 31, 2016

	The LatAm Group— historical		CWC historical	Pro forma adjustments		The LatAm Group— pro forma
	(in millions, except share and per share data)
Revenue	$2,723.8		$897.4	$—		$3,621.2
Operating costs and expenses:
Operating, selling, general and administrative expenses (other than depreciation and amortization) (including stock-based compensation)	1,663.6		517.7	—		2,181.3
Depreciation and amortization	587.3		193.3	18.4	(1)	799.0
Impairment, restructuring and other operating items, net	153.8		0.6	(163.3	)(2)	(8.9)

Operating income	319.1		185.8	144.9		649.8

Non-operating income (expense):
Interest expense	(314.4)		(82.6)	29.9	(3)	(367.1)
Realized and unrealized losses on derivative instruments, net	(225.9)		(33.6)	33.6	(4)	(225.9)
Foreign currency transaction gains, net	110.1		9.5	—		119.6
Other income, net	13.0		6.8	—		19.8

	(417.2)		(99.9)	63.5		(453.6)

Earnings (loss) before income taxes	(98.1)		85.9	208.4		196.2
Income tax expense	(305.9)		(4.0)	1.8	(5)	(308.1)

Net earnings (loss)	(404.0)		81.9	210.2		(111.9)
Net earnings attributable to noncontrolling interests	(28.3)		(44.9)	9.9	(6)	(63.3)

Net earnings (loss) attributable to parent entities	$(432.3)		$37.0	$220.1		$(175.2)

Pro forma net earnings (loss) attributable to parent entities per ordinary share—basic	$(3.44	)(7)				$(1.01	)(7)

Pro forma weighted average ordinary shares outstanding—basic	125,627,811	(7)				173,940,805	(7)

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

THE LATAM GROUP

Notes to Unaudited Condensed Pro Forma Combined Statement of Operations

December 31, 2016

(1)	Represents the impact of the application of acquisition accounting in connection with the CWC Acquisition, including (i) additional amortization expense of $28.4 million associated with the fair value adjustments related to CWC‘s customer relationship and other intangible assets and (ii) a decrease in depreciation expense of $10.0 million associated with the fair value adjustments to various categories of CWC‘s property and equipment. The pro forma adjustments to CWC’s historical (i) amortization of its customer relationship and other intangible assets and (ii) depreciation of its property and equipment are computed on a straight-line basis using estimated weighted average useful lives of nine years and seven years, respectively, as applied to the various fair value adjustments to CWC’s historical balances for these assets. These adjustments are based on the final acquisition accounting applied to the CWC Acquisition.
(2)	Represents the elimination of nonrecurring acquisition costs of $163.3 million that were directly related to the CWC Acquisition.
(3)	Represents the assumed net decrease in interest expense resulting from the Refinancing Transactions as set forth below:

Year ended December 31, 2016
(in millions)
Assumed decreases in interest expense (including the amortization of deferred financing costs) associated with the Refinancing Transactions:
Elimination of interest expense and amortization of deferred financing costs associated with the 2020 Senior Secured Notes and the Old Revolving Credit Facility	$(22.9)
Elimination of ticking fees associated with the New Term Loans and the New Revolving Credit Facility	(16.5)
Amortization of premium associated with the fair value adjustments to CWC’s existing indebtedness	(9.7)
Elimination of amortization of original issue discount and deferred financing costs associated with CWC’s existing indebtedness resulting from the application of acquisition accounting	(2.3)
Elimination of commitment fees on the Old Revolving Credit Facility	(1.6)

(53.0)

Assumed increase in interest expense associated with the Refinancing Transactions:
Incremental interest expense associated with the New Term Loans (a)	16.5
Incremental interest expense associated with the New Revolving Credit Facility (b)	4.1
Incremental amortization of deferred financing costs incurred in connection with the issuance of the New Terms Loans and the New Revolving Credit Facility	1.9
Increase related to commitment fees associated with the New Revolving Credit Facility	0.6

23.1

Assumed net decrease in interest expense	$(29.9)

(a)	Interest expense on borrowings under the New Term Loans accrues at floating rates. The pro forma adjustment to reflect interest expense on the New Term Loans is based on the average actual interest rate of 5.5%. An increase in the weighted average interest rate associated with the New Term Loans of 0.125% would result in incremental annual interest expense of $1.0 million.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

THE LATAM GROUP

Notes to Unaudited Condensed Pro Forma Combined Statement of Operations

December 31, 2016

(b)	Interest expense on borrowings under the New Revolving Credit Facility accrues at floating rates. The pro forma adjustment to reflect interest expense on the New Revolving Credit Facility is based on the average actual interest rate of 4.25%. An increase in the weighted average interest rate associated with the New Revolving Credit Facility of 0.125% would result in incremental annual interest expense of $0.3 million.
(4)	Represents the elimination of fair value adjustments related to a put option agreement that CWC had entered into in connection with a prior acquisition. This put option was settled in connection with the CWC Acquisition.
(5)	The income tax impact of the pro forma adjustments described in note (1) is computed based on applicable statutory income tax rates ranging from nil to 33%. No tax effects are required to be provided on the pro forma adjustments described in notes (2), (3) and (4) as these adjustment are reflected at entities where a full valuation allowance is provided against net deferred tax assets.
(6)	Represents the noncontrolling interests share of the portions of the adjustments described in note (1) that relate to CWC’s less than 100%-owned consolidated subsidiaries.
(7)	We present pro forma weighted average shares in both “The LatAm Group—historical” and “The LatAm Group—pro forma” columns. The pro forma basic weighted average number of shares outstanding reflected in “The LatAm Group—historical” column represent the actual weighted average number of LiLAC Shares outstanding during the year ended December 31, 2016, as adjusted to give effect to the LiLAC Distribution as if it had occurred on May 16, 2016, the date we acquired CWC. The pro forma basic weighted average number of shares outstanding reflected in “The LatAm Group—pro forma” column represent the actual weighted average number of LiLAC Shares outstanding during 2016, as adjusted to give effect to the CWC Acquisition and the LiLAC Distribution as if such transactions had occurred on January 1, 2016.

[This Page Intentionally Left Blank]

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Independent Auditors’ Report

The Board of Directors

Cable & Wireless Communications Limited

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Cable & Wireless Communications Limited and its subsidiaries, which comprise the consolidated statement of financial position as of March 31, 2016 and 2015 and the related consolidated statements of operations, comprehensive income, changes in owners’ equity, and cash flows for the years ended March 31, 2016 and 2015 and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of Cable & Wireless Communications Limited and its subsidiaries as of March 31, 2016 and 2015 and the results of their operations and their cash flows for the years ended March 31, 2016 and 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG LLP

London, United Kingdom

April 12, 2017

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,
	2016	2015 (a)
	in millions
ASSETS
Current assets:
Cash and cash equivalents	$167.5	$402.3
Trade and other receivables (note 10)	501.7	442.7
Loans receivable—related-party (note 26)	86.2	74.3
Prepaid expenses	74.5	70.0
Inventory (note 11)	58.1	50.2
Other current assets (note 12)	25.1	25.2
Assets held for sale (note 13)	154.5	164.0

Total current assets	1,067.6	1,228.7

Noncurrent assets:
Property and equipment, net (note 14)	2,756.3	2,579.4
Goodwill (note 14)	2,143.7	2,159.6
Intangible assets subject to amortization, net (note 14)	828.2	873.5
Other noncurrent assets (notes 10 and 12)	295.8	301.4

Total noncurrent assets	6,024.0	5,913.9

Total assets	7,091.6	7,142.6

LIABILITIES
Current liabilities:
Trade and other payables	230.9	334.5
Deferred revenue and advance payments	121.4	89.8
Current portion of debt and finance lease obligations (note 15)	87.4	82.2
Derivative instruments and other financial liabilities (notes 8 and 9)	279.0	—
Accrued taxes payable	87.2	119.7
Current provisions (note 17)	61.3	129.4
Other accrued and current liabilities (note 16)	344.0	429.2

Total current liabilities	1,211.2	1,184.8

Noncurrent liabilities:
Noncurrent debt and finance lease obligations (note 15)	2,941.0	2,684.5
Derivative instruments and other financial liabilities (notes 8 and 9)	691.4	879.1
Deferred revenue and advance payments	288.0	266.1
Deferred tax liabilities (note 18)	278.1	293.2
Other noncurrent liabilities (note 16)	278.9	360.0

Total noncurrent liabilities	4,477.4	4,482.9

Net assets	$1,403.0	$1,474.9

Commitments and contingencies (notes 5, 8, 15, 17, 18, 21 and 28)

Owners’ equity (note 19):
Capital and reserves attributable to parent:
Share capital	$223.8	$223.8
Share premium	260.3	260.3
Reserves	534.3	651.3

Total parent’s equity	1,018.4	1,135.4
Noncontrolling interests	384.6	339.5

Total owners’ equity	$1,403.0	$1,474.9

(a)	As reclassified—see note 2.

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended March 31,
	2016	2015
	in millions
Revenue (note 26)	$2,389.6	$1,752.6

Operating costs and expenses (note 26):
Employee and other staff expenses (notes 22 and 25)	368.4	340.7
Interconnect costs	231.3	208.3
Network costs	154.2	133.5
Equipment sales expenses	132.9	143.9
Programming expenses	96.3	19.3
Managed services costs	96.2	55.4
Other operating expenses (note 23)	462.7	434.3
Other operating income (note 24)	(5.6)	(38.1)
Depreciation and amortization (note 14)	441.0	256.6
Impairment expense (recovery) (note 14)	(70.3)	127.2

	1,907.1	1,681.1

Operating income	482.5	71.5

Financial income (expense) (note 20):
Finance expense	(330.6)	(120.8)
Finance income	25.2	48.3

	(305.4)	(72.5)

Earnings (loss) before income taxes	177.1	(1.0)
Income tax expense (note 18)	(51.5)	(31.7)

Earnings (loss) from continuing operations	125.6	(32.7)

Discontinued operation (note 7):
Earnings from discontinued operation, net of taxes	—	8.2
Gain on disposal of discontinued operation, net of taxes	—	346.0

	—	354.2

Net earnings	125.6	321.5
Net earnings attributable to noncontrolling interests	(92.1)	(68.1)

Net earnings attributable to parent	$33.5	$253.4

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended March 31,
	2016	2015
	in millions
Net earnings	$125.6	$321.5

Other comprehensive income (loss):
Items that will not be reclassified to earnings (loss) in subsequent periods:
Actuarial losses in the value of defined benefit pension plans	(2.9)	(77.1)
Income tax related to items that will not be reclassified to earnings (loss) in subsequent periods	1.4	0.5

Total items that will not be reclassified to earnings (loss) in subsequent periods	(1.5)	(76.6)

Items that may be classified to earnings (loss) in subsequent periods:
Foreign currency translation adjustments	(34.7)	(11.2)
Fair value movements in available-for-sale financial assets (note 9)	—	3.5
Foreign currency translation reserves recycled on disposal of operations	—	(94.2)
Foreign currency translation reserves recycled on held-for-sale associate	—	(31.0)
Income tax related to items that may be reclassified to earnings (loss) in subsequent periods	—	—

Total items that may be classified to earnings (loss) in subsequent periods	(34.7)	(132.9)

Other comprehensive loss	(36.2)	(209.5)

Comprehensive income	89.4	112.0
Comprehensive income attributable to noncontrolling interests	(99.1)	(69.4)

Comprehensive income (loss) attributable to parent	$(9.7)	$42.6

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN OWNERS’ EQUITY

	Share capital	Share premium	Foreign currency translation	Capital and other reserves	Accumulated deficit	Total parent’s equity	Noncontrolling interests	Total owners’ equity
	in millions
Balance at April 1, 2014	$133.3	$96.6	$18.1	$3,286.6	$(3,046.2)	$488.4	$349.5	$837.9
Net earnings	—	—	—	—	253.4	253.4	68.1	321.5
Other comprehensive loss	—	—	(138.5)	3.5	(75.8)	(210.8)	1.3	(209.5)
Put option arrangements	—	—	—	(879.1)	—	(879.1)	—	(879.1)
Issuance of ordinary shares	90.5	163.7	—	1,312.0	—	1,566.2	—	1,566.2
Transfer of BTC noncontrolling interest	—	—	—	—	(6.6)	(6.6)	6.6	—
Dividends paid (note 19)	—	—	—	—	(103.7)	(103.7)	(86.0)	(189.7)
Share-based compensation (note 25)	—	—	—	—	27.6	27.6	—	27.6

Balance at March 31, 2015	$223.8	$260.3	$(120.4)	$3,723.0	$(2,951.3)	$1,135.4	$339.5	$1,474.9

Balance at April 1, 2015	$223.8	$260.3	$(120.4)	$3,723.0	$(2,951.3)	$1,135.4	$339.5	$1,474.9
Net earnings	—	—	—	—	33.5	33.5	92.1	125.6
Other comprehensive loss	—	—	(37.4)	—	(5.8)	(43.2)	7.0	(36.2)
Dividends paid (note 19)	—	—	—	—	(115.6)	(115.6)	(54.0)	(169.6)
Share-based compensation (note 25)	—	—	—	—	8.3	8.3	—	8.3

Balance at March 31, 2016	$223.8	$260.3	$(157.8)	$3,723.0	$(3,030.9)	$1,018.4	$384.6	$1,403.0

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended March 31,
	2016	2015
	in millions
Cash flows from operating activities:
Net earnings	$125.6	$321.5
Earnings from discontinued operations	—	354.2

Net earnings (loss) from continuing operations	125.6	(32.7)
Adjustments to reconcile net earnings (loss) from continuing operations to net cash provided by operating activities:
Income tax expense	51.5	31.7
Share-based compensation expense	14.5	6.7
Depreciation, amortization and impairment	370.7	383.8
Interest expense	215.7	77.9
Interest income	(13.8)	(4.3)
Amortization of deferred financing costs and non-cash interest	14.9	6.4
Realized and unrealized losses on derivative instruments	78.7	—
Foreign currency transaction gains, net	(11.4)	(40.0)
Losses on debt modification and extinguishment	21.3	36.5
Gain on disposal of property and equipment	(5.6)	—
Loss on disposal of property and equipment	1.3	0.9
Share of results of joint ventures and affiliates, net of tax	0.6	(12.8)
Other	0.1	(2.7)

	864.1	451.4
Changes in:
Receivables and other operating assets	(102.4)	(60.6)
Payables and accruals	(230.3)	44.0

Cash provided by operating activities	531.4	434.8
Interest paid	(217.2)	(89.5)
Interest received	17.3	3.6
Income taxes paid	(74.5)	(51.8)
Net cash provided by operating activities of discontinued operation	—	1.0

Net cash provided by operating activities	257.0	298.1

Cash flows from investing activities:
Capital expenditures	(528.5)	(453.2)
Repayments from (loans to) affiliates and other related parties	4.0	(55.7)
Cash paid in connection with acquisitions, net of cash acquired	—	(676.5)
Net cash received upon disposition of discontinued operations, net of disposal costs	—	403.0
Cash received in connection with disposal of subsidiaries, net of cash disposed	—	15.9
Other investing activities	7.6	0.3
Net cash used by investing activities of discontinued operations	—	(3.9)

Net cash used by investing activities	$(516.9)	$(770.1)

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	Year ended March 31,
	2016	2015
	in millions
Cash flows from financing activities:
Borrowings of debt	$1,199.4	$900.0
Repayments of debt and finance lease obligations	(933.0)	(176.3)
Dividends paid to shareholders	(115.6)	(103.7)
Payment of financing costs and debt premiums	(73.0)	(39.0)
Dividends paid to noncontrolling interests	(54.0)	(86.0)
Change in cash collateral	0.7	(4.3)
Proceeds from issuance of shares	—	176.3
Other financing activities	(0.4)	—

Net cash provided by financing activities	24.1	667.0

Effect of exchange rate changes on cash	1.0	(1.1)

Net increase (decrease) in cash and cash equivalents:
Continuing operations	(234.8)	196.8
Discontinued operations	—	(2.9)

Net increase (decrease) in cash and cash equivalents:	(234.8)	193.9
Cash and cash equivalents:
Beginning of year	402.3	208.4

End of year	$167.5	$402.3

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements

March 31, 2016 and 2015

(1)	Basis of Presentation

Cable & Wireless Communications Limited, formerly known as Cable & Wireless Communications Plc, and its subsidiaries (collectively, CWC) is a provider of mobile, broadband internet, fixed-line telephony and video services to residential and business customers and managed services to business and government customers, primarily in the Caribbean and Latin America. In these notes, the terms “CWC,” “we,” “our,” “our company” and “us” may refer, as the context requires, to CWC or collectively to CWC and its subsidiaries.

On May 16, 2016, pursuant to a scheme of arrangement and following shareholder approvals, a subsidiary of Liberty Global plc (Liberty Global) acquired CWC for shares of Liberty Global (the Liberty Global Transaction). For additional information regarding the Liberty Global Transaction, see note 29.

CWC is incorporated and domiciled in the United Kingdom (U.K.). The address of our registered office is Griffin House, 161 Hammersmith Road, London W6 8BS.

Our annual consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB-IFRS), on a historical cost basis except for liabilities for cash-settled share-based payment arrangements, derivative instruments and assets held for sale, which are measured at fair value. Certain noncurrent assets and disposal groups are stated at the lower of their carrying amount and fair value less costs to sell.

In connection with our acquisition of Columbus International Inc. and its subsidiaries (collectively, Columbus) on March 31, 2015 (as further described in note 6) and Liberty Global’s acquisition of our company pursuant to the Liberty Global Transaction, certain entities (the Carve-out Entities) that held licenses granted by the United States Federal Communications Commission (FCC) were transferred to entities not controlled by our company (collectively, “New Cayman”). The arrangements with respect to the Carve-out Entities, which were executed in connection with the acquisition of Columbus and the Liberty Global Transaction, contemplated that upon receipt of regulatory approval, we would acquire the Carve-out Entities. For additional information regarding the Carve-out Entities, see note 29.

On May 20, 2014, one of our subsidiaries sold its 55% stake in Monaco Telecom SAM (Monaco Telecom). We have presented Monaco Telecom as a discontinued operation in our consolidated statements of operations and cash flows for the year ended March 31, 2015. In the following notes to our consolidated financials statements, the amounts pertaining to our consolidated statements of operations and cash flows for the year ended March 31, 2015 relate only to our continuing operations, unless otherwise indicated. For additional information, see note 7.

We have prepared the accounts on a going concern basis.

Unless otherwise indicated, convenience translations into United States (U.S.) dollars are calculated as of March 31, 2016.

Management approval

These consolidated financial statements were authorized for issue by management on April 12, 2017 and reflect our consideration of the accounting and disclosure implications of subsequent events through such date.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

(2)	Reclassifications

In connection with the Liberty Global Transaction, we revised the presentation of our consolidated financial statements to align with the presentation policies of Liberty Global. Accordingly, certain amounts have been reclassified to conform with the current period presentation. Both the previously reported and revised presentation are in accordance with IASB-IFRS and the reclassifications had no impact on our net earnings (loss), net cash flows, net assets or total assets as previously reported. The impact the reclassifications had on certain revenue and other amounts are described further below.

The following table summarizes the reclassifications to our consolidated statements of financial position at March 31, 2015:

	As previously reported	Reclass adjustments	As reclassified
	in millions
ASSETS
Current assets:
Cash and cash equivalents	$402.3	$—	$402.3
Trade and other receivables	556.5	(113.8)	442.7
Loans receivable—related-party	55.7	18.6	74.3
Prepaid expenses	—	70.0	70.0
Inventory	50.2	—	50.2
Other current assets	—	25.2	25.2
Assets held for sale	164.0	—	164.0

Total current assets	1,228.7	—	1,228.7

Noncurrent assets:
Property and equipment, net	2,579.4	—	2,579.4
Goodwill	—	2,159.6	2,159.6
Intangible assets subject to amortization, net	—	873.5	873.5
Intangible assets	3,033.1	(3,033.1)	—
Available-for-sale financial assets	58.7	(58.7)	—
Other receivables	153.6	(153.6)	—
Deferred tax assets	56.7	(56.7)	—
Retired benefit assets	16.8	(16.8)	—
Financial assets at fair value through profit and loss	14.1	(14.1)	—
Investments in joint ventures and associates	1.5	(1.5)	—
Other noncurrent assets	—	301.4	301.4

Total noncurrent assets	5,913.9	—	5,913.9

Total assets	$7,142.6	$—	$7,142.6

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

	As previously reported	Reclass adjustments	As reclassified
	in millions
LIABILITIES
Current liabilities:
Trade and other payables	$853.5	$(519.0)	$334.5
Deferred revenue and advance payments	—	89.8	89.8
Current portion of debt and finance lease obligations	82.2	—	82.2
Current tax liabilities	119.7	—	119.7
Provisions	129.4	—	129.4
Other accrued and current liabilities	—	429.2	429.2

Total current liabilities	1,184.8	—	1,184.8

Noncurrent liabilities:
Trade and other payables	307.3	(307.3)	—
Noncurrent debt and finance lease obligations	2,684.5	—	2,684.5
Derivative instruments and other financial liabilities	879.1	—	879.1
Deferred tax liabilities	293.2	—	293.2
Deferred revenue and advance payments	—	266.1	266.1
Provisions	110.0	(110.0)	—
Retirement benefit obligations	208.8	(208.8)	—
Other noncurrent liabilities	—	360.0	360.0

Total noncurrent liabilities	4,482.9	—	4,482.9

Net assets	$1,474.9	$—	$1,474.9

Owners’ equity
Capital and reserves attributable to parent:
Share capital	$223.8	$—	$223.8
Share premium	260.3	—	260.3
Reserves	651.3	—	651.3

Total parent’s equity	1,135.4	—	1,135.4
Noncontrolling interests	339.5	—	339.5

Total equity	$1,474.9	$—	$1,474.9

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

(3)	Accounting Changes and Recent Pronouncements

First-time Application of Accounting Standards

The application of the following accounting standards did not have a material impact on our consolidated financial statements:

Standard/ Interpretation	Title	Applicable for fiscal years beginning on or after
IAS 1 (amendments)	Disclosure Initiative	January 1, 2016

IAS 16 / IAS 38 (amendments)	Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016

Annual improvements	Annual Improvements to IFRSs 2012 – 2014 Cycle	January 1, 2016

New Accounting Standards, Not Yet Effective

Except for the following accounting standards, there were no additional standards and interpretations issued by the International Accounting Standards Board (IASB) that are not yet effective for the current reporting period that we see as relevant for our company. We have not early adopted the accounting standards that are relevant for us.

Standard/ Interpretation	Title	Applicable for fiscal years beginning on or after
IFRS 2 (amendments)	Classification and Measurement of Share-based Payment Transactions	January 1, 2018(a)
IFRS 9	Financial Instruments	January 1, 2018(b)
IFRS 15	Revenue from Contracts with Customers	January 1, 2018(c)
IFRS 15 (amendments)	Clarifications to IFRS 15 Revenue from Contracts with Customers	January 1, 2018(c)
IFRS 16	Leases	January 1, 2019(d)
IAS 7 (amendments)	Disclosure Initiative	January 1, 2017(e)
IAS 12 (amendments)	Recognition of Deferred Tax Assets for Unrealized Losses	January 1, 2017(e)

(a)	In June 2016, the IASB issued amendments to IFRS 2, Share-based Payments (IFRS 2), which includes new requirements for (i) the accounting of share-based payment transactions with a net settlement feature for withholding tax obligations, (ii) consideration of vesting conditions on the measurement of a cash-settled share-based payment transaction and (iii) the accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from a cash-settled to equity-settled award. These amendments are effective for annual reporting periods beginning on or after January 1, 2018, while early application is permitted. We are currently evaluating the effect that these amendments to IFRS 2 will have on our consolidated financial statements and related disclosures.
(b)

In July 2014, the IASB issued IFRS 9, Financial Instruments (IFRS 9), which introduces an approach for the classification and measurement of financial assets according to their cash flow characteristics and the business model in which they are managed, and provides a new impairment model based on expected credit losses. IFRS 9 also includes new regulations regarding the application of hedge accounting to better reflect an entity’s risk management activities, especially with regard to managing non-financial risks. This new standard is effective for annual reporting periods beginning on or after January 1, 2018, while early

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

application is permitted. We are currently evaluating the effect that IFRS 9 will have on our consolidated financial statements and related disclosures.
(c)	In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. IFRS 15 will replace existing revenue recognition guidance in IASB-IFRS when it becomes effective for annual and interim reporting periods beginning on or after January 1, 2018. This new standard permits the use of either the retrospective or cumulative effect transition method. We will adopt IFRS 15 effective January 1, 2018 using the cumulative effect transition method. While we are continuing to evaluate the effect that IFRS 15 will have on our consolidated financial statements, we have identified a number of our current revenue recognition policies and disclosures that will be impacted by IFRS 15, including the accounting for (i) time-limited discounts and free periods provided to our customers, (ii) certain up-front fees charged to our customers and (iii) subsidized handset plans. These impacts are discussed below:

•	When we enter into contracts to provide services to our customers, we often provide time-limited discounts or free service periods. Under current accounting rules, we recognize revenue net of discounts during the promotional periods and do not recognize any revenue during free service periods. Under IFRS 15, revenue recognition will be accelerated for these contracts as the impact of the discount or free service period will be recognized uniformly over the total contractual period.

•	When we enter into contracts to provide services to our customers, we often charge installation or other up-front fees. Under current accounting rules, installation fees related to services provided over our fiber are recognized as revenue in the period during which the installation occurs to the extent these fees are equal to or less than direct selling costs. Under IFRS 15, these fees will generally be deferred and recognized as revenue over the contractual period, or longer if the up-front fee results in a material renewal right.

•	IFRS 15 will require the identification of deliverables in contracts with customers that qualify as performance obligations. The transaction price receivable from customers will be allocated between our performance obligations under contracts on a relative stand-alone selling price basis. Currently, we offer handsets under a subsidized contract model, whereby upfront revenue recognition is limited to the upfront cash collected from the customer as the remaining monthly fees to be received from the customer, including fees that may be associated with the handset, are contingent upon delivering future airtime. This limitation will no longer be applied under IFRS 15. The primary impact on revenue reporting will be that when we sell subsidized handsets together with airtime services to customers, revenue allocated to handsets and recognized when control of the device passes to the customer will increase and revenue recognized as services are delivered will reduce.

•	IFRS 15 will require costs incurred to fulfill a customer contract involving the sale of an asset to be recognized only when those costs (i) relate directly to a contract or to an anticipated contract that can be specifically identified, (ii) generate or enhance resources that will be used in satisfying performance obligations in the future and (iii) are expected to be recovered. Currently, we recognize costs related to mobile handset sales as incurred and we do not expect the adoption of IFRS 15 to have a material impact on our recognition of these costs.

IFRS 15 will also impact our accounting for certain upfront costs directly associated with obtaining and fulfilling customer contracts. Under our current policy, these costs are expensed as incurred unless the costs are in the scope of another accounting topic that allows for capitalization. Under IFRS 15, the upfront costs

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

that are currently expensed as incurred will be recognized as assets and amortized over a period that is consistent with the transfer to the customers of the goods or services to which the assets relate, which we have generally interpreted to be the expected customer life. The impact of the accounting change for these costs will be dependent on numerous factors, including the number of new subscriber contracts added in any given period, but we expect the adoption of this accounting change will initially result in the deferral of a significant amount of operating and selling costs.

The ultimate impact of adopting IFRS 15 for both revenue recognition and costs to obtain and fulfill contracts will depend on the promotions and offers in place during the period leading up to and after the adoption of IFRS 15.

(d)	In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which supersedes IAS 17 Leases (IAS 17). IFRS 16 will result in lessees recognizing lease assets and lease liabilities on the statement of financial position, with lease assets to reflect the right-of-use and corresponding lease liabilities reflecting the present value of the lease payments. IFRS 16 will also result in additional disclosures about leasing arrangements and eliminate the classification of leases as either operating leases or finance leases for a lessee. IFRS 16 requires lessees and lessors to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The modified retrospective approach also includes a number of optional practical expedients an entity may elect to apply. IFRS 16 also replaces the straight-line operating lease expense for those lessees applying IAS 17 with a depreciation charge for the lease asset and an interest expense on the lease liability. This change aligns the lease expense treatment for all leases. The new standard is effective for annual reporting periods beginning on or after January 1, 2019, while early adoption is permitted if IFRS 15 is applied. Although we are currently evaluating the effect that IFRS 16 will have on our consolidated financial statements, we expect the adoption of this standard will increase the number of leases included in our consolidated statement of financial position.

(e)	We evaluated the impact of applying these accounting standards on our consolidated financial statements and do not believe the impact of the adoption of these standards to be material.

(4)	Summary of Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with IASB-IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates and assumptions are used in accounting for, among other things, the valuation of acquisition-related assets and liabilities, allowances for uncollectible accounts, programming expenses, deferred income taxes and related valuation allowances, loss contingencies, fair value measurements, impairment assessments, capitalization of internal costs associated with construction and installation activities, useful lives of long-lived assets, share-based compensation and actuarial liabilities associated with certain benefit plans. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on a continuing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised and in any future periods affected.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

Principles of Consolidation

The accompanying consolidated financial statements include our accounts and the accounts of all voting interest entities where we exercise a controlling financial interest through the ownership of a direct or indirect controlling voting interest. All significant intercompany accounts and transactions have been eliminated in consolidation. Investments in special purpose entities that we do not control are accounted for using the equity method.

The following list of subsidiaries only includes those companies whose results or financial position principally affect our consolidated financial statements at March 31, 2016.

Name of subsidiary	Ownership interest	Country of incorporation	Area of operation
The Bahamas Telecommunications Company Limited (BTC) (a)	49%	The Bahamas	The Bahamas
Cable & Wireless Jamaica Limited (CW Jamaica)	82%	Jamaica	Jamaica
Cable & Wireless Panama, SA (CW Panama) (b)	49%	Panama	Panama
Cable & Wireless (Barbados) Limited (CW Barbados)	81%	Barbados	Barbados
Cable & Wireless (Cayman Islands) Limited	100%	Cayman Islands	Cayman Islands
Cable and Wireless (West Indies) Limited	100%	England	Caribbean
Cable & Wireless Limited	100%	England	England
Sable International Finance Limited (Sable)	100%	Cayman	England
Cable and Wireless International Finance B.V.	100%	Netherlands	England
Columbus International Inc.	100%	Barbados	Caribbean/Latin America
Columbus Communications Trinidad Limited	100%	Trinidad and Tobago	Trinidad and Tobago
Columbus Communications Jamaica Limited	100%	Jamaica	Jamaica
Columbus Networks, Limited	100%	Barbados	Caribbean/Latin America
Coral-U.S. Co-Borrower LLC (Coral-U.S.)	100%	United States	United States

(a)	We regard BTC as a subsidiary because we control the majority of the Board of Directors through a shareholders’ agreement. On July 24, 2014, we transferred 2% of the share capital in BTC to the BTC Foundation, a charitable trust dedicated to investing in projects for the benefit of Bahamians. The remaining 49% non-controlling interest in BTC is held by The Bahamas government.
(b)	We regard CW Panama as a subsidiary because we control the majority of the Board of Directors through a shareholders’ agreement.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents include cash on hand and demand deposits, which have a maturity of three months or less at the time of acquisition. Cash and cash equivalents are measured at cost. The details of our cash and cash equivalents are set forth as follows:

	March 31,
	2016	2015
	in millions
Cash at bank and in hand	$2.1	$5.9
Short-term bank deposits	165.4	396.4

Total	$167.5	$402.3

Restricted cash includes cash held in escrow and cash pledged as collateral. Restricted cash amounts that are required to be used to purchase noncurrent assets or repay noncurrent debt are classified as noncurrent assets. All other cash that is restricted to a specific use is classified as current or noncurrent based on the expected timing of the disbursement.

Trade Receivables

Our trade receivables are initially measured at fair value and subsequently reported at amortized cost, net of an allowance for impairment of trade receivables. The allowance for impairment of trade receivables is estimated based upon our assessment of anticipated loss related to uncollectible accounts receivable. We use a number of factors in determining the allowance, including, among other things, collection trends, prevailing and anticipated economic conditions and specific customer credit risk. The allowance is maintained until either payment is received or the likelihood of collection is considered to be remote.

Inventory

Inventory is stated at the lower of cost and net realizable value. Cost is the price paid, less any rebates, trade discounts or subsidies. Cost is based on the first-in, first-out (FIFO) principle. For inventory held for sale, net realizable value is determined based on the estimated selling price, less costs to sell.

Investments

We make elections, on an investment-by-investment basis, as to whether we measure our investments at fair value. Such elections are generally irrevocable. For those investments over which we exercise significant influence, we elect the equity method of accounting.

We continually review our equity and cost method investments to determine whether a decline in fair value below the cost basis is other-than-temporary. The primary factors we consider in our determination are the extent and length of time that the fair value of the investment is below our company’s carrying value and the financial condition, operating performance and near-term prospects of the investee, changes in the stock price or valuation subsequent to the balance sheet date, and the impacts of exchange rates, if applicable. If the decline in fair value of an equity or cost method investment is deemed to be other-than-temporary, the cost basis of the security is written down to fair value.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

Available-for-sale securities are measured at fair value. Changes in the fair value of available-for-sale securities are reflected in other comprehensive income or loss until sold or other-than-temporarily impaired, at which time the amounts are reclassified from accumulated other comprehensive income or loss into finance income or expense in our consolidated statements of operations.

For additional information regarding our fair value measurements, see note 9.

Financial Instruments

Cash and cash equivalents, current trade and other receivables, other current assets, trade and other payables, other accrued and current liabilities are initially recognized at fair value and subsequently carried at amortized cost. Due to their relatively short maturities, the carrying values of these financial instruments approximate their respective fair value. The carrying amounts of trade receivables with a remaining term of more than one year are included in noncurrent assets, and the carrying amounts of these receivables approximate their fair value.

The carrying amounts of trade receivables with a remaining term of more than one year, loans and other receivables are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

For information concerning how we arrive at certain of our fair value measurements, see note 9.

Fair value through profit or loss

Financial assets and liabilities recorded at fair value through profit or loss include financial assets and liabilities that are held-for-trading and those designated upon initial recognition. Financial assets and liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term or if designated as such by the company. These financial assets are initially recognized at fair value. Subsequent gains or losses related to changes in fair value are recognized in finance income or finance expense, respectively, in our statement of operations.

Debt

Debt is recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value of our debt is recognized in our consolidated statements of operations over the respective term of the borrowings using the effective interest method.

Derivative Instruments

All derivative instruments are recorded on the balance sheet at fair value. Changes to the fair value of our derivative instruments are recognized in realized and unrealized gains or losses on derivative instruments within either finance expense or finance income in our consolidated statements of operations.

The net cash received or paid related to our derivative instruments is classified as an operating, investing or financing activity in our consolidated statements of cash flows based on the objective of the derivative instrument

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

and the classification of the applicable underlying cash flows. For derivative contracts that are terminated prior to maturity, the cash paid or received upon termination that relates to future periods is classified as a financing activity.

For information regarding our derivative instruments, including our policy for classifying cash flows related to derivative instruments in our consolidated statements of cash flows, see note 8.

Property and Equipment

Property and equipment are measured at initial cost less accumulated depreciation and any accumulated impairment losses. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment. We capitalize costs associated with the construction of new cable transmission and distribution facilities and the installation of new cable services. Capitalized construction and installation costs include materials, labor and other directly attributable construction and installation costs and the costs of dismantling and removing the items and restoring the site on which the assets are located. Installation activities that are capitalized include (i) the initial connection (or drop) from our cable system to a customer location, (ii) the replacement of a drop and (iii) the installation of equipment for additional services, such as digital cable, telephone or broadband internet service. The costs of other customer-facing activities such as reconnecting customer locations where a drop already exists, disconnecting customer locations and repairing or maintaining drops, are expensed as incurred. Financing costs capitalized with respect to construction activities were not material during any of the periods presented.

Items of property and equipment are depreciated from the date they are available for use or, in respect of self-constructed assets, from the date that the asset is completed and ready for use. Depreciation is computed on a straight-line basis over the estimated useful lives of each major component of an item of property and equipment. The cable distribution systems have estimated useful lives ranging from 3 to 30 years. Support equipment have estimated useful lives ranging from 3 to 40 years. Buildings (including leasehold improvements) have estimated useful lives up to 40 years. Customer premises equipment have estimated useful lives of 4 to 10 years. Land is not depreciated. Depreciation methods, useful lives and residual values are reviewed at each reporting date and may be adjusted based on management’s expectations of future use.

Assets held under financing leases are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset.

Property and equipment are reviewed at each reporting date to determine whether there is any indication of impairment. Impairment exists when the carrying value exceeds the recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. For purposes of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Impairment losses are reversed if the reasons for the impairment loss no longer exist or the impairment loss has decreased.

Subsequent costs are included in the assets’ carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will be achieved and when the cost can be measured reliably. The carrying amount of any replaced item is derecognized. All other expenditures for repairs and maintenance are expensed as incurred.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

Gains and losses due to disposals are included in other operating income in our consolidated statements of operations.

Intangible Assets

Our primary intangible assets are goodwill, customer relationships, licensing and operating agreements, software costs and trade names. Goodwill and intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually. Intangible assets with finite lives are amortized over their respective estimated useful lives on a straight-line basis and reviewed for impairment when circumstances warrant. Each reporting period, we evaluate the estimated useful lives of our intangible assets that are subject to amortization to determine whether events or circumstances warrant revised estimates of useful lives.

Goodwill represents the excess purchase price over the fair value of the identifiable net assets acquired. Goodwill is tested for impairment annually, or more frequently when there is an indication that it may be impaired. Goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the related business combination. For each cash-generating unit, if the recoverable amount (i.e. the higher of fair value less costs to sell or value in use) of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill and then to the other assets pro-rata on the basis of the carrying amount of each asset. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Customer relationships and trade names are recognized at their fair values in connection with business combinations and are amortized over their estimated useful lives ranging from 4 to 20 years.

Costs associated with maintaining computer software are expensed as incurred. Costs that are directly associated with the production of identifiable and unique software products controlled by us for which it is probable that the expected future economic benefits attributable to the assets would flow to our company beyond one year are recognized as intangible assets. Capitalized internal-use software costs include only external direct costs of materials and services consumed in developing or obtaining the software and payroll and payroll-related costs for employees who are directly associated with and who devote time to the project. Capitalization of these costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose. Capitalized internal-use software costs are amortized on a straight-line basis over their applicable expected useful lives, which are approximately three years. Where no internal-use intangible asset can be recognized, development expenditures are expensed as incurred.

Subsequent expenditures related to intangible assets are capitalized only when the expenditures increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated brands, are expensed as incurred.

Leasing

Payments associated with leases classified as operating leases are recognized in our consolidated statements of operations on a straight-line basis over the term of the lease.

Provisions

Provisions represent liabilities for which the timing of settlement and/or amount are uncertain. A provision is recognized when (i) a present legal or constructive obligation as a result of a past event exists, (ii) it is probable

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

that an outflow of resources will be required to settle the obligation and (iii) a reliable estimate can be made of the amount of the obligation.

For additional information on our provisions, see note 17.

Employee Benefit Plans

Certain of our subsidiaries maintain various employee defined benefit plans. Defined benefit pension plan costs are determined using actuarial methods and are accounted for using the projected unit credit method, which incorporates management’s best estimates of future salary levels, other cost escalations, retirement ages of employees, and other actuarial factors. Our net obligation in respect of defined benefit pension plans represents the fair value of the plan assets, less the present value of the defined benefit obligations. Defined benefit obligations for each plan are calculated annually by independent qualified actuaries. Defined benefit assets are only recognized to the extent they are deemed recoverable.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in full in the period in which they arise through the statement of comprehensive income together with returns on plan assets, excluding net interest that is recorded in our consolidated statement of operations. These remeasurements are not subsequently reclassified to profit or loss.

Other movements in the net pension deficit or surplus are recognized in other operating expenses in our consolidated statement of operations. These generally comprise current and past service costs, including those arising from settlements and curtailments, and net interest amounts representing the change in the present value of plan obligations and plan assets resulting from the unwinding of discounts.

Certain of our subsidiaries participate in externally managed defined contribution pension plans. A defined contribution plan is a pension plan under which we have no further obligation once the fixed defined contribution has been paid to the third-party administrator of the plan. Contributions under our defined contribution pension plan are recognized as incurred in other operating expenses in our consolidated statement of operations.

For additional information on our employee benefit plans, see note 21.

Foreign Currency Translation and Transactions

The presentation currency of our company is the U.S. dollar. The functional currency of our foreign operations generally is the applicable local currency for each foreign subsidiary and equity method investee. Assets and liabilities of foreign subsidiaries (including intercompany balances for which settlement is not anticipated in the foreseeable future) are translated at the spot rate in effect at the applicable reporting date. With the exception of certain material transactions, the amounts reported in our consolidated statements of operations are translated at the average exchange rates in effect during the applicable period. The resulting unrealized cumulative translation adjustment, net of applicable income taxes, is recorded in foreign currency translation reserve in our consolidated statements of changes in owners’ equity. With the exception of certain material transactions, the cash flows from our operations in foreign countries are translated at the average rate for the applicable period in our consolidated statements of cash flows. The impacts of material transactions generally are recorded at the applicable spot rates in our consolidated statements of operations and cash flows. The effect of exchange rates on cash balances held in foreign currencies are separately reported in our consolidated statements of cash flows.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

Transactions denominated in currencies other than our or our subsidiaries’ functional currencies are recorded based on exchange rates at the time such transactions arise. Changes in exchange rates with respect to amounts recorded in our consolidated statements of financial position related to these non-functional currency transactions result in transaction gains and losses that are reflected in our consolidated statements of operations as unrealized (based on the applicable period end exchange rates) or realized upon settlement of the transactions.

Revenue Recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of business.

Service Revenue—Cable Networks. We recognize revenue from the provision of video, broadband internet and fixed-line telephony services over our cable network to customers in the period the related services are provided. Installation revenue (including reconnect fees) related to services provided over our cable network is generally recognized as revenue in the period during which the installation occurs.

Sale of Multiple Products and Services. We sell video, broadband internet, fixed-line telephony and, in most of our markets, mobile services to our customers in bundled packages at a rate lower than if the customer purchased each product on a standalone basis. Revenue from bundled packages generally is allocated proportionally to the individual services based on the relative standalone price for each respective service.

Mobile Revenue—General. Consideration from mobile contracts is allocated to the airtime service element and the handset service element based on the relative standalone prices of each element. The amount of consideration allocated to the handset is limited to the amount that is not contingent upon the delivery of future airtime services. Certain of our operations that provide mobile services offer handsets under a subsidized contract model, whereby upfront revenue recognition is limited to the upfront cash collected from the customer as the remaining monthly fees to be received from the customer, including fees that may be associated with the handset, are contingent upon delivering future airtime services.

Mobile Revenue—Airtime Services. We recognize revenue from mobile services in the period the related services are provided. Revenue from pre-pay customers is recorded as deferred revenue prior to the commencement of services and revenue is recognized as the services are rendered or usage rights expire.

Mobile Revenue—Handset Revenue. Arrangement consideration allocated to handsets is recognized as revenue when the goods have been delivered and title has passed. Our assessment of collectibility is based principally on internal and external credit assessments as well as historical collection information for similar customers. To the extent that collectibility of installment payments from the customer is not reasonably assured upon delivery of the handset, handset revenue is not recognized until collectibility is reasonably assured.

Business-to-Business (B2B) Revenue. We defer upfront installation and certain nonrecurring fees received on B2B contracts where we maintain ownership of the installed equipment. The deferred fees are amortized into revenue on a straight-line basis over the term of the arrangement or the expected period of performance.

Promotional Discounts. For subscriber promotions, such as discounted or free services during an introductory period, revenue is recognized only to the extent of the discounted fees charged to the subscriber, if any.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

Subscriber Advance Payments and Deposits. Payments received in advance for the services we provide are deferred and recognized as revenue when the associated services are provided.

Sales, Use and Other Value-Added Taxes (VAT). Revenue is recorded net of applicable sales, use and other value-added taxes.

Income Taxes

The income taxes of CWC and its subsidiaries are presented on a separate return basis for each tax-paying entity or group based on the local tax law.

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities at undiscounted values. The tax rates and tax laws used to compute the amounts are those that are enacted or substantively enacted as of the statement of financial position date.

Generally, deferred taxes are recognized for any temporary differences between the tax base and the IASB-IFRS base, except in situations where goodwill is not recognized for tax purposes.

Deferred tax assets are recognized for deductible temporary differences and tax loss and interest carryforwards, if it is probable that future taxable earnings will be available against which the unused tax losses or temporary differences can be utilized. However, deferred tax assets are not recognized if the deferred tax asset arises from the initial recognition of an asset or liability in a transaction that is not a business combination and at the time of the transaction affects neither accounting earnings nor taxable earnings.

The recoverability of the carrying value of deferred taxes is determined based on management’s estimates of future taxable earnings. If it is no longer probable that enough future taxable earnings will be available against which the unused tax losses or temporary differences can be used, an impairment in a corresponding amount is recognized on the deferred tax assets.

Deferred taxes are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates that have been enacted or substantively enacted as of the balance sheet date. Deferred taxes are not discounted.

If the changes in the value of assets or liabilities are recognized in a separate component of equity, the change of value of the corresponding deferred tax assets and liabilities are also recognized in this separate component of equity (instead of income tax expense).

Deferred tax assets and liabilities are offset in our consolidated balance sheets if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

For additional information concerning our income taxes, see note 18.

Litigation Costs

Legal fees and related litigation costs are expensed as incurred.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

(5)	Financial Risk Management

Overview

We have exposure to the following risks that arise from our financial instruments:

•	Credit Risk

•	Liquidity Risk

•	Market Risk

Our exposure to each of these risks, the policies and procedures that we use to manage these risks and our approach to capital management are discussed below.

Credit Risk

Credit risk is the risk that we would experience financial loss if our customers or the counterparties to our financial instruments and cash investments were to default on their obligations to us.

We manage the credit risks associated with our trade receivables by performing credit verifications, following established dunning procedures and engaging collection agencies. We also manage this risk by disconnecting services to customers whose accounts are delinquent. Concentration of credit risk with respect to trade receivables is limited due to the large number of customers and their dispersion across many different countries. For information concerning the aging of our trade receivables, see note 10.

We manage the credit risks associated with our financial instruments, cash investments and debt facilities primarily through the evaluation and monitoring of the creditworthiness of, and concentration of risk with, the respective counterparties. Most of our cash currently is invested in either (i) AAA credit rated money market funds, including funds that invest in government obligations, or (ii) overnight deposits with banks. To date, neither the access to nor the value of our cash and cash equivalent balances have been adversely impacted by liquidity problems of financial institutions.

Although we actively monitor the creditworthiness of our key vendors, the financial failure of a key vendor could disrupt our operations and have an adverse impact on our revenue and cash flows.

While we currently have no specific concerns about the creditworthiness of any counterparty for which we have material credit risk exposures, the current economic conditions and uncertainties in global financial markets have increased the credit risk of our counterparties and we cannot rule out the possibility that one or more of our counterparties could fail or otherwise be unable to meet its obligations to us. Any such instance could have an adverse effect on our cash flows, results of operations and financial condition. In this regard, (i) the financial failure of any of our counterparties could reduce amounts available under committed credit facilities and adversely impact our ability to access cash deposited with any failed financial institution and (ii) tightening of the credit markets could adversely impact our ability to access debt financing on favorable terms, or at all.

Our maximum exposure to credit risk is represented by the carrying amounts of our financial assets. We do not believe there is any significant credit risk associated with these financial instruments.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting our financial obligations. In addition to cash and cash equivalents, our primary sources of liquidity are cash provided by operations and access to the available borrowing capacity of our various debt facilities. For additional information related to our debt, see note 15.

Our liquidity is generally used to fund (i) corporate general and administrative expenses, (ii) interest payments on the CWC Notes and CWC Credit Facilities (each as defined and described in note 15), (iii) satisfy obligations under our employee benefit plans, (iv) the satisfaction of contingent liabilities, (v) acquisitions, (vi) other investment opportunities or (vii) income tax payments.

Our most significant financial obligations relate to our debt obligations, which are described in note 15. The terms of certain of our debt contain various restrictions, including covenants that restrict our ability to incur additional debt. As a result, additional debt financing is only a potential source of liquidity if the incurrence of any new debt is permitted by the terms of our existing debt instruments.

Our ability to generate cash from our operations will depend on our future operating performance, which is in turn dependent, to some extent, on general economic, financial, competitive, market, regulatory and other factors, many of which are beyond our control. We believe that our sources of liquidity will be sufficient to fund our currently anticipated working capital needs, capital expenditures and other liquidity requirements during the next 12 months, although no assurance can be given that this will be the case. In this regard, it is not possible to predict how economic conditions, sovereign debt concerns and/or any adverse regulatory developments could impact the credit markets we access and, accordingly, our future liquidity and financial position. In addition, sustained or increased competition, particularly in combination with adverse economic or regulatory developments, could have an unfavorable impact on our cash flows and liquidity.

We use budgeting and cash flow forecasting tools to ensure that we will have sufficient resources to timely meet our liquidity requirements. We also maintain a liquidity reserve to provide for unanticipated cash outflows.

The following table provides the timing of expected cash payments based on the contractually agreed upon terms for our financial liabilities as of March 31, 2016. The amounts are based on interest rates, interest payment dates and contractual maturities in effect as of March 31, 2016, as applicable. These amounts are presented for illustrative purposes only and will likely differ from the actual payments required in future periods.

	Payments due during the year ending March 31:
	2017	2018	2019	2020	2021	Thereafter	Total
	in millions
Debt:
Principal	$81.6	$57.5	$251.3	$616.8	$1,281.7	$783.4	$3,072.3
Interest	234.4	222.5	212.4	201.5	146.4	57.6	1,074.8
Trade and other payables	230.9	—	—	—	—	—	230.9
Current tax liabilities	87.2	—	—	—	—	—	87.2
Provisions (a)	61.3	19.1	—	—	—	47.5	127.9
Other accrued and current liabilities	319.1	27.2	—	—	—	—	346.3

Total	$1,014.5	$326.3	$463.7	$818.3	$1,428.1	$888.5	$4,939.4

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

(a)	The amounts included in periods later than 2021 represent payments associated with our network-related asset retirement obligations.

The following table provides the timing of expected cash payments based on the contractually agreed upon terms for our financial liabilities as of March 31, 2015. The amounts are based on interest rates, interest payment dates and contractual maturities in effect as of March 31, 2015, as applicable. These amounts are presented for illustrative purposes only and will likely differ from the actual payments required in future periods.

	Payments due during the year ending March 31:
	2016	2017	2018	2019	2020	Thereafter	Total
	in millions
Debt principal	$84.5	$745.9	$39.5	$251.7	$423.0	$1,273.4	$2,818.0
Debt interest	209.2	198.4	156.4	155.0	134.7	93.7	947.4
Trade and other payables	334.5	—	—	—	—	—	334.5
Current tax liabilities	119.7	—	—	—	—	—	119.7
Provisions (a)	129.4	60.8	—	—	—	49.2	239.4
Other accrued and current liabilities	372.1	41.2	—	—	—	—	413.3

Total	$1,249.4	$1,046.3	$195.9	$406.7	$557.7	$1,416.3	$4,872.3

(a)	The amounts included in periods later than 2020 represent payments associated with our network-related asset retirement obligations.

Market Risk

Interest Rate Risks

We are exposed to changes in interest rates primarily as a result of our related-party borrowing and investment activities, which include fixed-rate and variable-rate investments and borrowings by our subsidiaries. Our primary exposure to variable-rate debt is through the LIBOR-indexed CWC Credit Facilities, as defined and further described in note 15.

Assuming no change in the amounts outstanding, and without giving effect to any other variables, a hypothetical 50 basis point (0.50%) increase (decrease) in our weighted average variable interest rate would increase (decrease) our annual consolidated interest expense and cash outflows by approximately $3.4 million.

Foreign Currency Risk

We are exposed to foreign currency risk to the extent that we enter into transactions denominated in currencies other than our or our subsidiaries’ respective functional currencies (non-functional currency risk), such as equipment purchases, programming and indefeasible rights of use contracts, notes payable and notes receivable (including intercompany amounts). Changes in exchange rates with respect to amounts recorded in our consolidated statements of financial position related to these items will result in unrealized (based upon period-end exchange rates) or realized foreign currency transaction gains and losses upon settlement of the transactions. Moreover, to the extent that our revenue, costs and expenses are denominated in currencies other

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

than our respective functional currencies, we will experience fluctuations in our revenue, costs and expenses solely as a result of changes in foreign currency exchange rates. Generally, we will consider hedging non-functional currency risks when the risks arise from agreements with third parties that involve the future payment or receipt of cash or other monetary items to the extent that we can reasonably predict the timing and amount of such payments or receipts and the payments or receipts are not otherwise hedged. In this regard, we have not hedged any non-functional currency risks related to our revenue, operating costs and expenses and/or property and equipment additions as of March 31, 2016.

We also are exposed to unfavorable and potentially volatile fluctuations of the U.S. dollar (our presentation currency) against the currencies of our operating subsidiaries when their respective financial statements are translated into U.S. dollars for inclusion in our consolidated financial statements. Cumulative translation adjustments are recorded in foreign currency translation as a separate component of equity. Any increase (decrease) in the value of the U.S. dollar against any foreign currency that is the functional currency of one of our operating subsidiaries will cause us to experience unrealized foreign currency translation losses (gains) with respect to amounts already invested in such foreign currencies. Accordingly, we may experience a negative impact on our comprehensive earnings (loss) and equity with respect to our holdings solely as a result of foreign currency translation. Our primary exposure to foreign currency risk during the year ended March 31, 2016 was to the Jamaican dollar and Trinidad and Tobago dollar, as 13.0% and 7.6% of our U.S. dollar revenue during the period was derived from subsidiaries whose functional currencies are the Jamaican dollar and Trinidad and Tobago dollar, respectively. In addition, our reported operating results are impacted by changes in the exchange rates for the Colombian peso, Seychelles rupee and certain other local currencies in the Caribbean and Latin America. We generally do not hedge against the risk that we may incur non-cash losses upon the translation of the financial statements of our subsidiaries and affiliates into U.S. dollars.

(6)	Acquisitions

Columbus

On March 31, 2015, we purchased 100% of the issued and outstanding shares of Columbus (the Columbus Acquisition) for $2.1 billion and assumed existing Columbus debt, including (i) the Columbus Senior Notes (as defined and described in note 15) and (ii) certain term loans (as further described in note 15). The term loans were subsequently refinanced in connection with the Liberty Global Transaction, as further described in note 29.

The fair value of the consideration provided in connection with the Columbus Acquisition was comprised of the following (in millions):

Ordinary common shares of CWC (a)	$1,287.0
Cash	708.0
Put option (b)	103.0
Replacement share option awards (c)	23.0
Vendor taxes (d)	6.0

$2,127.0

(a)	Represents 1,557,529,605 ordinary common shares of $0.05 each issued to CVBI Holdings (Barbados) Inc, Clearwater Holdings (Barbados) Limited, Columbus Holding LLC and Brendan Paddick (collectively, the “Principal Vendors”) in proportion to their Columbus shareholding. The fair value of these shares included a discount for lack of marketability.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

(b)	The Principal Vendors entered into lock-up and put option arrangements in respect of the issued ordinary common shares in connection with the Columbus Acquisition. Under these arrangements each holder could require us to reacquire certain of the shares in four tranches between 2016 and 2019 at a strike price of $0.7349 per share. The fair value of the put option was recognized in capital and other reserves in our consolidated statements of changes in owners’ equity. The put option meets the definition of an equity instrument, accordingly, it is revalued to fair value at each reporting date. The financial liability (repurchase option) in connection with the put option was valued on initial recognition using the present value technique of the future liability. For additional information, see note 8.
(c)	The Columbus employee incentive share option plan was cancelled, with certain employees of Columbus rolling over their options into an equivalent CWC share option plan. As set out in IFRS 3, Business Combinations (IFRS 3), the fair value of these replacement awards attributable to the pre-acquisition service period is reflected as part of the consideration paid for Columbus.
(d)	As a consequence of the Columbus Acquisition, a deemed disposal of the shares of Columbus Dominicana S.A. was triggered giving rise to a potential capital gains tax liability of $5 million under Dominican Republic tax law. In addition, an indirect ownership transfer was triggered under Panamanian tax law for Columbus Networks S. de R.L, Telecommunications Corporativas Panamenas S.A., Columbus Networks de Panama SRL and Columbus Networks Maritima S. de R.L. giving rise to a tax liability of $1 million. As set out in IFRS 3, the fair value of these liabilities, which are paid on behalf of the seller, increased the consideration paid for Columbus.

We have accounted for the Columbus Acquisition using the acquisition method of accounting, whereby the total purchase price was allocated to the acquired identifiable net assets of Columbus based on assessments of their respective fair values, and the excess of the purchase price over the fair values of these identifiable net assets was allocated to goodwill. A summary of the purchase price and opening balance sheet for Columbus at the March 31, 2015 acquisition date is presented in the following table. The opening balance sheet presented below reflects our final purchase price allocation (in millions):

Cash and cash equivalents	$80.0
Other current assets	123.0
Assets held at fair value	14.0
Property and equipment, net	1,134.0
Goodwill (a)	2,077.0
Intangible assets subject to amortization (b)	723.0
Deferred income tax assets	28.0
Assets held for sale	6.0
Accounts payable and accrued liabilities	(275.0)
Debt	(1,233.0)
Deferred income tax liabilities	(265.0)
Other noncurrent liabilities	(285.0)

Total purchase price	$2,127.0

(a)	The goodwill recognized in connection with the Columbus Acquisition is primarily attributable to synergies arising from the acquisition and an assembled workforce, which are not separately recognized as they did not meet the recognition criteria of IAS 38, Intangible Assets (IAS 38).
(b)	Amount includes intangible assets primarily related to customer contracts and relationships.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

Grupo Sonitel

On September 12, 2014, CW Panama agreed to acquire Panama-based Grupo Sonitel for $36 million, plus contingent consideration of up to an additional $5 million. Grupo Sonitel operates (i) SSA Sistemas, which provides end-to-end managed information technology solutions and telecommunication services to the government and business customers in Panama, as well as in El Salvador, Nicaragua and Peru, and (ii) Sonset, which provides information technology solutions and services to small and medium enterprise customers in Panama.

We have accounted for the acquisition of Grupo Sonitel using the acquisition method of accounting, whereby the total purchase price was allocated to the acquired identifiable net assets of Grupo Sonitel based on assessments of their respective fair values, and the excess of the purchase price over the fair values of these identifiable net assets was allocated to goodwill. A summary of the purchase price and opening balance sheet for Grupo Sonitel at the September 12, 2014 acquisition date is presented in the following table. The opening balance sheet presented below reflects our final purchase price allocation (in millions):

Property and equipment, net	$2.0
Goodwill (a)	17.0
Intangible assets subject to amortization (b)	14.0
Other assets	6.0

Total purchase price	$39.0

(a)	The goodwill recognized in connection with the acquisition of Grupo Sonitel is primarily attributable to synergies arising from the acquisition and an assembled workforce, which are not separately recognized as they did not meet the recognition criteria of IAS 38.
(b)	Represents intangible assets related to customer contracts and relationships.

Pro Forma Information

The following unaudited pro forma consolidated operating results for the year ended March 31, 2015 (in millions) give effect to (i) the Columbus Acquisition and (ii) the acquisition of Grupo Sonitel, as if they had been completed as of April 1, 2014. These pro forma amounts are not necessarily indicative of the operating results that would have occurred if these transactions had occurred on such date. The pro forma adjustments are based on certain assumptions that we believe are reasonable.

Revenue	$2,404.6

Net earnings	$283.5

Our consolidated statement of operations for the year ended March 31, 2015 includes revenue and net earnings of $44 million and $2 million, respectively, attributable to Grupo Sonitel.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

(7)	Discontinued Operation and Disposal

Discontinued operation

On May 15, 2014, CWC shareholders approved the sale of Compagnie Monégasque de Communication SAM (CMC) to a private investment company. CMC was the holding company for our 55% stake in Monaco Telecom. The sale of CMC was completed on May 20, 2014 for total consideration of $453.6 million.

The results of Monaco Telecom, which is classified as a discontinued operation in our consolidated statement of operations for the year ended March 31, 2015, are as follows (in millions):

Revenue	$29.2
Expenses	(20.3)

Earnings before income taxes	8.9
Income tax expense	(0.7)

Earnings from discontinued operations, net of taxes	8.2
Gain on disposal of discontinued operations, net of taxes	346.0

$354.2

Disposal

During the year ended March 31, 2015, we divested of our 32.577% non-controlling investment in Solomon Telekom Company Limited (Soltel) to the Solomon Islands National Provident Fund Board for total cash proceeds of approximately $16.5 million. The transaction resulted in a gain on disposal of $4 million. This divestment marked our exit from the South Pacific region as interests in Vanuatu and Fiji were previously sold.

The Soltel business did not constitute a discontinued operation in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, due to its size.

(8)	Derivative Instruments and Financial Liabilities

The following table provides details of the fair values of our derivative instrument assets and liabilities:

	March 31, 2016			March 31, 2015
	Current	Long-term (a)	Total	Current	Long-term (a)	Total
	in millions
Assets—embedded derivatives:
Columbus Senior Notes redemption option	$—	$26.8	$26.8	$—	$14.1	$14.1
Sable Senior Notes redemption option	—	4.1	4.1	—	—	—

	$—	$30.9	$30.9	$—	$14.1	$14.1

Liabilities—Columbus Put Option (b)	$279.0	$691.4	$970.4	$—	$879.1	$879.1

(a)	Our noncurrent derivative assets are included in other noncurrent assets in our consolidated statements of financial position.
(b)	The Columbus Put Option is defined and described below.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

The details of our realized and unrealized losses on derivative instruments for the year ended March 31, 2016, included in finance expense in our consolidated statements of operations, are as follows (in millions):

Embedded derivatives	$12.6
Columbus Put Option	(91.3)

Total	$(78.7)

The net cash received or paid related to our derivative instruments is classified as an operating, investing or financing activity in our consolidated statements of cash flows based on the objective of the derivative instrument and the classification of the applicable underlying cash flows. For derivative contracts that are terminated prior to maturity, the cash paid or received upon termination that relates to future periods is classified as a financing activity. We had no cash inflow or outflow activity related to derivative instruments during the years ended March 31, 2016 and 2015.

Embedded Derivatives

The redemption terms pursuant to the Columbus Senior Notes and Sable Senior Notes (each as defined and described in note 15) represent embedded derivative instruments, which require bifurcation from the applicable debt instrument. Each of the bifurcated amounts are carried at fair value in our consolidated statements of financial position. Any gain or loss associated with the recurring valuation of these embedded derivatives is recorded in realized and unrealized gains or losses on derivative instruments in our consolidated statements of operations.

Financial Liabilities

As part of the Columbus Acquisition, the Principal Vendors entered into lock-up and put option arrangements in respect of their issued consideration shares until 2019 (the Columbus Put Option). Our liability for the Columbus Put Option was valued on initial recognition using the present value technique of the future liability. Subsequent to March 31, 2016, the Columbus Put Option was settled in connection with the Liberty Global Transaction.

Reconciliations of the movements of the Columbus Put Option, held at amortized cost, are as follows:

	March 31,
	2016	2015
	in millions
Balance at beginning of period	$879.1	$—
Recognition of put option liability	—	879.1
Accretion of Columbus Put Option	91.3	—

Balance at end of period	$970.4	$879.1

(9)	Fair Value Measurements

We measure (i) certain of our investments and (ii) our derivative instruments at fair value. The reported fair values of these investments and derivative instruments as of March 31, 2016 likely will not represent the value

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

that will be paid or received upon the ultimate settlement or disposition of these assets and liabilities. In the case of the investments that we measure at fair value, the values we realize upon disposition will be dependent upon, among other factors, market conditions and the forecasted financial performance of the investees at the time of any such disposition. With respect to our derivative instruments, we expect that the values realized generally will be based on market conditions at the time of settlement, which may occur at the maturity of the derivative instrument or at the time of the repayment or refinancing of the underlying debt instrument.

We disclose fair value measurements according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. We record transfers of assets or liabilities into or out of Levels 1, 2 or 3 at the beginning of the quarter during which the transfer occurred. During the year ended March 31, 2016, no such transfers were made.

All of our Level 2 inputs (interest rate futures, swap rates and certain of the inputs for our weighted average cost of capital calculations) and certain of our Level 3 inputs (forecasted volatilities and credit spreads) are obtained from pricing services. These inputs, or interpolations or extrapolations thereof, are used in our internal models to calculate, among other items, yield curves, forward interest and currency rates and weighted average cost of capital rates. In the normal course of business, we receive market value assessments from the counterparties to our derivative contracts. Although we compare these assessments to our internal valuations and investigate unexpected differences, we do not otherwise rely on counterparty quotes to determine the fair values of our derivative instruments. The midpoints of applicable bid and ask ranges generally are used as inputs for our internal valuations.

We have bifurcated an embedded derivative associated with certain redemption terms of our Columbus Senior Notes and Sable Senior Notes (each as defined and described in note 15). The recurring fair value measurements of these embedded derivatives are determined using observable Level 2 data applying a binomial tree/lattice approach based on the Hull-White single factor interest rate term structure model. Under this approach, an interest rate lattice is constructed according to a given short-rate volatility and mean reversion constant as implied by the market at each valuation date.

Fair value measurements are also used in connection with nonrecurring valuations performed in connection with impairment assessments and acquisition accounting. These nonrecurring valuations include the valuation of cash-generating units, customer relationship intangible assets and property and equipment. The valuation of cash-generating units is based at least in part on discounted cash flow analyses. With the exception of certain inputs for our weighted average cost of capital and discount rate calculations that are derived from pricing services, the inputs used in our discounted cash flow analyses, such as forecasts of future cash flows, are based on our assumptions, which are consistent with a market participant’s approach. The valuation of customer relationships is primarily based on an excess earnings methodology, which is a form of a discounted cash flow analysis. The excess earnings methodology requires us to estimate the specific cash flows expected from the customer relationship, considering such factors as estimated customer life, the revenue expected to be generated over the life of the customer relationship, contributory asset charges and other factors. Tangible assets are typically valued using a replacement or reproduction cost approach, considering factors such as current prices of the same or similar equipment, the age of the equipment and economic obsolescence. All of our nonrecurring valuations use significant unobservable inputs and therefore fall under Level 3 of the fair value hierarchy. During the year ended

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

March 31, 2016, we finalized our nonrecurring valuation for the purpose of determining the acquisition accounting for the Columbus Acquisition.

The fair values of financial assets and liabilities, together with the carrying amounts shown in our consolidated statements of financial position, are as follows:

	Level	March 31, 2016		March 31, 2015
		Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
		in millions
Assets carried at fair value:
Held-for-sale investment in TSTT (note 13)	3	$128.3	$128.3	$136.1	$136.1
Embedded derivatives (a):
Columbus Senior Notes redemption option	2	26.8	26.8	14.1	14.1
Sable Senior Notes redemption option	2	4.1	4.1	—	—
Government bonds	1	57.1	57.1	58.7	58.7

Total assets carried at fair value		$216.3	$216.3	$208.9	$208.9

Assets carried at cost or amortized cost:
Trade and other receivables		$505.6	$505.6	$444.4	$444.4
Cash and cash equivalents		167.5	167.5	402.3	402.3
Loan receivable—related-party		86.2	86.2	74.3	74.3
Other current and noncurrent financial assets		55.2	55.2	48.1	48.1
Restricted cash		20.6	20.6	21.3	21.3

Total assets carried at cost or amortized cost		$835.1	$835.1	$990.4	$990.4

Liabilities carried at cost or amortized cost:
Debt obligations		$3,028.4	$3,207.0	$2,766.7	$2,912.0
Accounts payable and other liabilities (including related-party)		276.4	276.4	401.0	401.0
Accrued liabilities (including related-party)		764.7	764.7	1,010.2	1,010.2
Columbus Put Option	2	970.4	970.4	879.1	879.1

Total liabilities carried at cost or amortized cost		$5,039.9	$5,218.5	$5,057.0	$5,202.3

(a)	These amounts represent embedded derivative instruments associated with the Columbus Senior Notes and the Sable Senior Notes, respectively (each as defined and described in note 15).

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

Pre-tax amounts recognized in our consolidated statements of operations for the years ended March 31, 2016 and 2015 related to our financial assets and liabilities are as follows:

	Finance income	Finance expense	Other statement of operations effects (a)	Impact on earnings (loss) before income taxes
	in millions
Year ended March 31, 2016:
Derivative assets carried at fair value through our consolidated statement of operations	$—	$—	$(12.6)	$(12.6)
Assets carried at cost or amortized cost:
Trade receivables (b)	—	—	25.2	25.2
Loan receivable	(11.3)	—	—	(11.3)
Cash and cash equivalents	(2.5)	—	—	(2.5)
Liabilities carried at fair value	—	17.4	—	17.4
Liabilities carried at cost or amortized cost	—	213.2	91.3	304.5

	$(13.8)	$230.6	$103.9	$320.7

Year ended March 31, 2015:
Assets carried at cost or amortized cost:
Trade receivables (b)	$—	$—	$19.7	$19.7
Loan receivable	(1.0)	—	—	(1.0)
Cash and cash equivalents	(3.3)	—	—	(3.3)
Liabilities carried at fair value	—	9.3	—	9.3
Liabilities carried at cost or amortized cost	—	75.0	—	75.0

	$(4.3)	$84.3	$19.7	$99.7

(a)	Except as noted in (b) below, amounts are included in realized and unrealized losses on derivative instruments within finance expense in our consolidated statements of operations.
(b)	The other statement of operations effects for trade receivables represent provisions for impairment of trade receivables and are included in other operating expenses in our consolidated statements of operations.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

A reconciliation of the movements in the valuation basis of our financial instruments measured at fair value is as follows:

	Available-for- sale financial assets	Financial assets at fair value through earnings (loss) for the period	Total
	in millions
Balance at April 1, 2015	$58.7	$14.1	$72.8
Fair value gain	—	12.6	12.6
Additions	—	4.2	4.2
Sale of available-for-sale investment	0.7	—	0.7
Foreign currency translation adjustments	(2.3)	—	(2.3)

Balance at March 31, 2016	$57.1	$30.9	$88.0

	Available-for- sale financial assets	Financial assets at fair value through earnings (loss) for the period	Total
	in millions
Balance at April 1, 2015	$58.4	$—	$58.4
Additions	2.4	14.1	16.5
Fair value gain	3.5	—	3.5
Sale of available-for-sale investment	(1.4)	—	(1.4)
Foreign currency translation adjustments	(4.2)	—	(4.2)

Balance at March 31, 2016	$58.7	$14.1	$72.8

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

(10)	Trade and Other Receivables

The details of our trade and other receivables, net, are set forth below:

	March 31,
	2016	2015 (a)
	in millions
Current trade and other receivables:
Trade receivables—gross (b)	$425.1	$368.8
Allowance for impairment of trade receivables	(81.2)	(69.7)

Trade receivables, net	343.9	299.1
Other receivables (note 26) (c)	79.3	64.5
Unbilled revenue	77.6	78.1
Amounts receivable from joint ventures and associates	0.9	1.0

Total current trade and other receivables, net	501.7	442.7
Noncurrent—trade and other receivables	3.9	1.7

Total trade and other receivables	$505.6	$444.4

(a)	As reclassified—see note 2.
(b)	Includes $49.3 million and $52.7 million, respectively, representing a concentration of trade receivables due from various departments within a single government entity.
(c)	Other receivables primarily include amounts due from New Cayman and VAT receivables.

The detailed aging of current trade receivables and related impairment amounts as of March 31, 2016 and 2015 is set forth below:

	March 31, 2016		March 31, 2015
	Gross trade receivables	Allowance for impairment	Gross trade receivables	Allowance for impairment
	in millions
Days past due:
Current	$—	$—	$40.0	$—
1—30	132.8	—	128.0	(0.3)
31—60	62.2	(0.2)	46.4	(0.1)
61—90	43.9	(0.7)	26.2	(0.2)
Over 90	186.2	(80.3)	128.2	(69.1)

Total	$425.1	$(81.2)	$368.8	$(69.7)

Based on historic default rates, we believe that no impairment allowance is necessary in respect of trade and other receivables not past due. Due to the nature of the telecommunications industry, balances relating to interconnection with other carriers often have lengthy settlement periods. Generally, interconnection agreements with major carriers result in both receivables and payables balances with the same counterparty. Industry practice is that receivable and payable amounts relating to interconnection revenue and costs for a defined period are agreed between counterparties and settled on a net basis.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

The following table shows the development of the allowance for impairment of trade receivables:

	Year ended March 31,
	2016	2015
	in millions
Allowance at beginning of period	$69.7	$78.0
Reclassification from held-for-sale	0.9	1.9
Business disposals	—	(6.8)
Provisions for impairment of receivables	25.2	19.7
Write-off of receivables	(14.4)	(22.4)
Foreign currency translation	(0.2)	(0.7)

Allowance at end of period	$81.2	$69.7

When a trade receivable is uncollectible, it is written off against the allowance account. Provisions for impairment of trade receivables are included in other operating expenses in our consolidated statements of operations.

(11)	Inventory

Our inventory is primarily composed of mobile handsets and equipment. Inventory is not pledged as security or collateral against any of our borrowings. The cost of inventory held for sale that was expensed during the years ended March 31, 2016 and 2015 was $138.8 million and $148.0 million, respectively.

(12)	Other Assets

The details of our other current assets are set forth as follows:

	March 31,
	2016	2015
	in millions
Restricted cash (a)	$4.5	$5.2
Income taxes receivable	7.4	9.6
Accrued other income	6.5	4.1
Other current assets	6.7	6.3

Total	$25.1	$25.2

(a)	Restricted cash primarily includes funding for seniority provisions in Panama and cash collateral related to certain loans in Barbados.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

The details of our other noncurrent assets are set forth as follows:

	March 31,
	2016	2015
	in millions
Prepaid expenses (a)	$117.3	$126.4
Derivative instruments (note 8)	30.9	14.1
Available-for-sale financial assets (note 9) (b)	57.1	58.7
Retirement benefit plan assets (note 21)	28.0	16.8
Deferred income taxes (note 18)	35.8	55.8
Restricted cash (c)	16.1	16.1
Other noncurrent assets	10.6	13.5

Total	$295.8	$301.4

(a)	Amounts include $101.9 million in prepaid mobile spectrum, which we do not currently have the right to use.
(b)	Amounts relate to U.K. Government Gilts, which are held as security against certain noncurrent employee benefit plan liabilities. For additional information, see note 21.
(c)	Restricted cash represents funding for seniority provisions in Panama.

(13)	Assets Held for Sale

The details of our assets held for sale are as follows:

	March 31,
	2016	2015
	in millions
Investment in Telecommunications Services of Trinidad and Tobago Limited (TSTT)	$128.3	$136.1
Property and equipment (a)	26.2	27.9

Total	$154.5	$164.0

(a)	Represents property and equipment primarily related to the Barbados fiber network, which is being divested as part of the regulatory approval from the Barbados Fair Trading Commission.

In connection with our acquisition of Columbus in March 2015, certain conditions were included in the regulatory approval of the transaction from the Telecommunications Authority of Trinidad and Tobago, including the requirement that we dispose of our investment in TSTT by a certain date, which has been extended to June 30, 2017. We cannot predict when, or if, we will be able to dispose of this investment at an acceptable price. As such, no assurance can be given that we will be able to recover the carrying value of our investment in TSTT. For additional information regarding our investment in TSTT, see note 29.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

(14)	Long-lived Assets

Property and Equipment, Net

Changes during the year ended March 31, 2016 in the carrying amounts of our property and equipment, net, are as follows:

	Plant and equipment	Land and buildings	Assets under construction	Total
	in millions
Cost:
April 1, 2015	$5,128.0	$485.8	$298.4	$5,912.2
Additions	141.7	3.1	359.4	504.2
Retirements and disposals	(142.3)	(1.0)	—	(143.3)
Transfers between categories	341.9	6.5	(348.4)	—
Transfers from (to) intangible assets	(5.7)	1.6	(39.0)	(43.1)
Foreign currency translation and other	(52.8)	(7.7)	(0.5)	(61.0)

March 31, 2016	$5,410.8	$488.3	$269.9	$6,169.0

Accumulated depreciation:
April 1, 2015	$3,109.7	$222.7	$0.4	$3,332.8
Depreciation	315.1	18.8	—	333.9
Impairment	(52.0)	(21.6)	—	(73.6)
Retirements and disposals	(135.9)	—	—	(135.9)
Transfers to intangible assets	(6.9)	(0.1)	(0.4)	(7.4)
Foreign currency translation and other	(33.1)	(4.0)	—	(37.1)

March 31, 2016	$3,196.9	$215.8	$—	$3,412.7

Property and equipment, net:
March 31, 2016	$2,213.9	$272.5	$269.9	$2,756.3

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

Changes during the year ended March 31, 2015 in the carrying amounts of our property and equipment, net, are as follows:

	Plant and equipment	Land and buildings	Assets under construction	Total
	in millions
Cost:
April 1, 2014	$4,001.0	$423.0	$220.0	$4,644.0
Acquisitions	1,054.0	41.0	53.0	1,148.0
Additions	11.9	0.5	403.7	416.1
Business disposals	(109.1)	—	(1.5)	(110.6)
Write-offs	(49.0)	—	—	(49.0)
Retirements and disposals	(94.0)	(2.0)	(0.4)	(96.4)
Reclassification from assets held for sale	55.0	8.0	9.0	72.0
Transfers between categories	334.0	21.4	(355.4)	—
Transfers from (to) intangible assets	—	—	(28.4)	(28.4)
Transfers to assets held for sale	(42.0)	—	—	(42.0)
Foreign currency translation and other	(33.8)	(6.1)	(1.6)	(41.5)

March 31, 2015	$5,128.0	$485.8	$298.4	$5,912.2

Accumulated depreciation:
April 1, 2014	$3,022.0	$204.0	$0.4	$3,226.4
Depreciation (a)	196.2	14.6	—	210.8
Impairment	70.1	8.2	—	78.3
Write-offs	49.0	—	—	49.0
Retirements and disposals	(137.5)	(1.1)	—	(138.6)
Business disposals	(70.7)	—	—	(70.7)
Reclassification from assets held for sale	25.0	2.0	—	27.0
Transfers to assets held for sale	(14.8)	—	—	(14.8)
Foreign currency translation and other	(29.6)	(5.0)	—	(34.6)

March 31, 2015	$3,109.7	$222.7	$0.4	$3,332.8

Property and equipment, net:
March 31, 2015	$2,018.3	$263.1	$298.0	$2,579.4

(a)	Includes $1.4 million related to discontinued operations.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

Intangible Assets Subject to Amortization, Net

Changes in the carrying amounts of our finite-lived intangible assets during the year ended March 31, 2016 are as follows:

	Customer relationships	Software	Licensing and operating agreements	Other (a)	Total
	in millions
Cost:
April 1, 2015	$645.4	$324.5	$93.4	$89.1	$1,152.4
Additions	—	30.3	—	—	30.3
Retirements and disposals	(4.3)	(3.1)	—	—	(7.4)
Transfers from property and equipment	—	16.1	27.0	—	43.1
Foreign currency translation and other	(0.5)	(3.8)	(7.2)	—	(11.5)

March 31, 2016	$640.6	$364.0	$113.2	$89.1	$1,206.9

Accumulated amortization:
April 1, 2015	$7.5	$243.1	$28.0	$0.3	$278.9
Amortization	53.8	33.5	11.9	7.9	107.1
Retirements and disposals	(4.3)	(3.1)	—	—	(7.4)
Transfers from property and equipment	—	2.6	4.8	—	7.4
Foreign currency translation and other	0.1	(2.6)	(4.8)	—	(7.3)

March 31, 2016	$57.1	$273.5	$39.9	$8.2	$378.7

Intangible assets subject to amortization, net:
March 31, 2016	$583.5	$90.5	$73.3	$80.9	$828.2

(a)	Primarily includes brand names.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

Changes in the carrying amounts of our finite-lived intangible assets during the year ended March 31, 2015 are as follows:

	Customer relationships	Software	Licensing and operating agreements	Other (a)	Total
	in millions
Cost:
April 1, 2014	$27.0	$260.0	$175.6	$70.0	$532.6
Acquisitions	625.0	18.7	14.8	87.0	745.5
Additions	—	18.9	38.5	0.7	58.1
Business disposals	—	(2.4)	(135.4)	(69.6)	(207.4)
Retirements and disposals	(6.4)	(0.1)	—	—	(6.5)
Transfers from property and equipment	—	28.2	0.3	—	28.5
Foreign currency translation and other	(0.2)	1.2	(0.4)	1.0	1.6

March 31, 2015	$645.4	$324.5	$93.4	$89.1	$1,152.4

Accumulated amortization:
April 1, 2014	$6.7	$211.0	$89.2	$55.0	$361.9
Amortization (b)	8.0	32.6	7.4	0.8	48.8
Business disposals	—	(1.6)	(68.4)	(55.4)	(125.4)
Retirements and disposals	(6.4)	(0.1)	—	—	(6.5)
Foreign currency translation and other	(0.8)	1.2	(0.2)	(0.1)	0.1

March 31, 2015	$7.5	$243.1	$28.0	$0.3	$278.9

Intangible assets subject to amortization, net:
March 31, 2015	$637.9	$81.4	$65.4	$88.8	$873.5

(a)	Primarily includes brand names.
(b)	Includes $1.6 million related to discontinued operations.

Goodwill

Goodwill is allocated to our cash-generating units, as defined and further described below, as follows:

		March 31,
Cash-generating unit	Reportable segment	2016	2015
		in millions
Networks	Networks and LatAm	$844.9	$844.9
Trinidad and Tobago	Caribbean	759.5	759.5
Jamaica	Caribbean	173.8	173.8
Curacao	Caribbean	97.0	97.0

		1,875.2	1,875.2
Other		268.5	284.4

		$2,143.7	$2,159.6

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

Changes in the carrying amount of our goodwill are set forth below:

	Year ended March 31,
	2016	2015
	in millions
Balance at beginning of year	$2,159.6	$355.8
Acquisitions	—	1,804.8
Impairment	(3.3)	—
Foreign currency translation adjustments	(12.6)	(1.0)

Balance at end of year	$2,143.7	$2,159.6

Impairment

We perform annual impairment reviews of the carrying value of goodwill in each of the reportable segments in which we operate. For the purpose of impairment testing, assets are grouped at the lowest level for which there are separately identifiable cash inflows, known as cash-generating units. We have principally determined our cash-generating units to be the country in which the business operates with the exception of those segments that have discrete service lines and cash inflows, which are monitored by management on that basis.

We performed our annual impairment review effective March 31, 2016. In performing the review, the recoverable amounts of the cash-generating unit was determined based on the higher of the fair value less costs of disposal and the value in use of the respective cash-generating unit. The fair value measurement was categorized as Level 3 fair value based on the inputs in the valuation technique used. The value in use for each cash-generating unit was estimated using discounting cash flows, which used pre-tax discount rates dependent on the risk-adjusted cost of capital of the respective cash-generating unit. In connection with the annual impairment review, we impaired $3.3 million of goodwill associated with Dekal Wireless (Holding) Limited, which is included in our “other” cash-generating unit.

The key assumptions used in the impairment review and the estimated recoverable amount of the cash-generating unit over its carrying value are as follows:

	Networks	Trinidad & Tobago	Jamaica	Curacao
Key assumptions:
Pre-tax discount rate	9.2%	14.6%	11.5%	10.9%
Long-term growth rate	1.5%	5.0%	3.5%	5.0%
Budgeted Adjusted EBITDA (a)	9.3 - 25.2	6.0 - 9.5	6.8 - 18.6	6.0 - 9.0
Budgeted capital expenditure (b)	8.4 - 12.9	3.6	17.4 - 27.5	1.0
Change required for carrying amount to equal recoverable amount (in millions)	$617.0	$56.0	$272.0	$7.0

(a)	Budgeted Adjusted EBITDA is expressed as the range of annual growth rates in operations in the initial five years of the value in use calculation as derived from a three-year forecast approved by the board of directors.
(b)	Budgeted capital expenditures is expressed as a percentage of revenue in the initial five years of the value in use calculation.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

Our impairment review results of the recoverable amounts of our cash-generating units are sensitive to a number of assumptions, including those key assumptions noted in the table above.

If, among other factors, (i) our enterprise value were to decline significantly or (ii) the adverse impacts of economic, competitive, regulatory or other factors were to cause our results of operations or cash flows to be worse than anticipated, we could conclude in future periods that further impairment charges are required in order to reduce the carrying values of our goodwill and, to a lesser extent, other long-lived assets. Any such impairment charges could be significant.

Depreciation, Amortization and Impairment

Depreciation, amortization and impairment expense is composed of the following:

	Year ended March 31,
	2016	2015
	in millions
Depreciation expense	$333.9	$209.4
Amortization expense	107.1	47.2

Total depreciation and amortization	441.0	256.6
Impairment expense (recovery) (a)	(70.3)	127.2

Total depreciation, amortization and impairment	$370.7	$383.8

(a)	In connection with the Columbus Acquisition, certain assets in the legacy Columbus markets that overlapped with existing CWC markets were impaired during the year ended March 31, 2015 based on the expected timing of customer migration to the CWC fiber networks. During the year ended March 31, 2016, the timing of the migration plan was reassessed and extended. Accordingly, the discounted cash flow analysis associated with the 2015 impairment charge was revised to account for a change in the expected useful lives of the underlying assets, which resulted in a $74.3 million impairment recovery during the 2016 period.

(15)	Debt and Finance Lease Obligations

The U.S. dollar equivalents of the components of our consolidated third-party debt are as follows:

	March 31, 2016
	Weighted average interest rate (a)	Unused borrowing capacity (b)	Estimated fair value (c)		Principal amount
			March 31,		March 31,
			2016	2015	2016	2015
		in millions
CWC Notes	7.32%	$—	$2,322.0	$1,560.0	$2,207.1	$1,469.0
CWC Credit Facilities	5.11%	493.0	885.0	1,352.0	865.2	1,349.0

Total debt before discounts, premiums and deferred financing costs	6.70%	$493.0	$3,207.0	$2,912.0	$3,072.3	$2,818.0

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

The following table provides a reconciliation of total debt before discounts, premiums and deferred financing costs to total debt and finance lease obligations:

	March 31,
	2016	2015
	in millions
Total debt before discounts, premiums and deferred financing costs	$3,072.3	$2,818.0
Discounts, net of premiums	(17.5)	(23.7)
Deferred financing costs	(26.4)	(27.6)

Total carrying amount of debt	3,028.4	2,766.7
Current maturities of debt and finance lease obligations	(87.4)	(82.2)

Long-term debt and finance lease obligations	$2,941.0	$2,684.5

(a)	Represents the weighted average interest rate in effect at March 31, 2016 for all borrowings outstanding pursuant to each debt instrument, including any applicable margin. The interest rates presented represent stated rates and do not include the impact of derivative instruments, deferred financing costs, original issue premiums or discounts and commitment fees, all of which affect our overall cost of borrowing. Including the effects of derivative instruments, original issue premiums or discounts and commitment fees, but excluding the impact of financing costs, our weighted average interest rate on our aggregate variable- and fixed-rate indebtedness was 7.0% at March 31, 2016. For information regarding our derivative instruments, see note 8.
(b)	Unused borrowing capacity under the CWC Credit Facilities includes $390.0 million under the CWC Revolving Credit Facility (as defined and described below), which represents the maximum availability without regard to covenant compliance calculations or other conditions precedent to borrowing. At March 31, 2016, based on the applicable leverage and other financial covenants, which take into account letters of credit issued in connection with the Cable & Wireless Superannuation Fund (CWSF) (as described in note 21), $340.7 million of unused borrowing capacity was available to be borrowed under the CWC Credit Facilities.
(c)	The estimated fair values of our debt instruments are determined using the average of applicable bid and ask prices (mostly Level 1 of the fair value hierarchy) or, when quoted market prices are unavailable or not considered indicative of fair value, discounted cash flow models (mostly Level 2 of the fair value hierarchy). The discount rates used in the cash flow models are based on the market interest rates and estimated credit spreads of the applicable entity, to the extent available, and other relevant factors. For additional information regarding fair value hierarchies, see note 9.

General Information

Our “borrowing groups” include the respective restricted parent and subsidiary entities within CWC and Columbus and entities holding certain of our CWC Regional Facilities, as defined and described below. At March 31, 2016, all of our outstanding debt had been incurred by two of our primary borrowing groups.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

Credit Facilities. Each of our borrowing groups has entered into one or more credit facility agreements with certain financial institutions. Each of these credit facilities contain certain covenants, the more notable of which are as follows:

•	Our credit facilities contain certain consolidated gross or net leverage ratios, as specified in the relevant credit facility, which are required to be complied with on an incurrence and/or maintenance basis;

•	Our credit facilities contain certain restrictions which, among other things, restrict the ability of the members of the relevant borrowing group to (i) incur or guarantee certain financial indebtedness, (ii) make certain disposals and acquisitions, (iii) create certain security interests over their assets, in each case, subject to certain customary and agreed exceptions and (iv) make certain restricted payments to their direct and/or indirect parent companies (and indirectly to CWC) through dividends, loans or other distributions, subject to compliance with applicable covenants;

•	Our credit facilities require that certain members of the relevant borrowing group guarantee the payment of all sums payable under the relevant credit facility and such group members are required to grant first-ranking security over their shares or, in certain borrowing groups, over substantially all of their assets to secure the payment of all sums payable thereunder;

•	In addition to certain mandatory prepayment events, the instructing group of lenders under the relevant credit facility may cancel the commitments thereunder and declare the loans thereunder due and payable after the applicable notice period following the occurrence of a change of control (as specified in the relevant credit facility);

•	Our credit facilities contain certain customary events of default, the occurrence of which, subject to certain exceptions and materiality qualifications, would allow the instructing group of lenders to (i) cancel the total commitments, (ii) accelerate all outstanding loans and terminate their commitments thereunder and/or (iii) declare that all or part of the loans be payable on demand;

•	Our credit facilities require members of the relevant borrowing group to observe certain affirmative and negative undertakings and covenants, which are subject to certain materiality qualifications and other customary and agreed exceptions; and

•	In addition to customary default provisions, our credit facilities generally include certain cross-default and cross-acceleration provisions with respect to other indebtedness of members of the relevant borrowing group, subject to agreed minimum thresholds and other customary and agreed exceptions.

Senior Notes. CWC and Columbus have issued senior notes. In general, our senior notes (i) are senior obligations of each respective issuer within the relevant borrowing group that rank equally with all of the existing and future senior debt of such issuer and are senior to all existing and future subordinated debt of each respective issuer within the relevant borrowing group and (ii) contain, in most instances, certain guarantees from other members of the relevant borrowing group (as specified in the applicable indenture). In addition, the indentures governing our senior notes contain certain covenants, the more notable of which are as follows:

•	Our notes contain certain customary incurrence-based covenants. In addition, our notes provide that any failure to pay principal prior to expiration of any applicable grace period, or any acceleration with respect to other indebtedness of the issuer or certain subsidiaries, over agreed minimum thresholds (as specified under the applicable indenture), is an event of default under the respective notes;

•

Our notes contain certain restrictions that, among other things, restrict the ability of the members of the relevant borrowing group to (i) incur or guarantee certain financial indebtedness, (ii) make certain

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

disposals and acquisitions, (iii) create certain security interests over their assets, in each case, subject to certain customary and agreed exceptions and (iv) make certain restricted payments to its direct and/or indirect parent companies (and indirectly to CWC) through dividends, loans or other distributions, subject to compliance with applicable covenants; and

•	If the relevant issuer or certain of its subsidiaries (as specified in the applicable indenture) sell certain assets, such issuer must offer to repurchase the applicable notes at par, or if a change of control (as specified in the applicable indenture) occurs, such issuer must offer to repurchase all of the relevant notes at a redemption price of 101%.

CWC Notes

The details of our outstanding notes as of March 31, 2016 are summarized in the following table:

			Outstanding principal amount
CWC Notes	Maturity	Interest rate	Borrowing currency	U.S. $ equivalent	Estimated fair value	Carrying value
			in millions
Columbus Senior Notes (a)	March 30, 2021	7.375%	$1,250.0	$1,250.0	$1,334.0	$1,236.3
Sable Senior Notes (b)	August 1, 2022	6.875%	$750.0	750.0	760.0	725.0
CWC Senior Notes (c)	March 25, 2019	8.625%	£200.0	207.1	228.0	207.1

Total				$2,207.1	$2,322.0	$2,168.4

(a)	The Columbus Senior Notes were issued by Columbus. The Columbus Senior Notes include certain redemption terms that represent an embedded derivative. We have bifurcated the embedded derivative from the Columbus Senior Notes and recorded the liability associated with the redemption features at fair value in our consolidated statements of financial position. For additional information on the embedded derivative, see note 8.
(b)	On August 1, 2015, Sable issued the Sable Senior Notes, which had an issue price of 98.644%. A portion of the proceeds from the Sable Senior Notes and amounts drawn under the CWC Revolving Credit Facility were primarily used to repay amounts outstanding under certain then existing terms loans. In connection with these transactions, we recognized a loss on debt extinguishment of $21.3 million.
(c)	The CWC Senior Notes, which are non-callable, were issued by Cable & Wireless International Finance B.V., a wholly-owned subsidiary of CWC.

Upon a change in control, we are required to make an offer to each holder of the Columbus Senior Notes to purchase such notes at a price equal to 101% of the principal amount plus accrued and unpaid interest. Subsequent to March 31, 2016, in connection with the Liberty Global Transaction, on May 23, 2016, we provided such notice of a change in control and offered to purchase for cash any and all outstanding Columbus Senior Notes from each registered holder of the Columbus Senior Notes (the Offer). None of the Columbus Senior Notes were redeemed during the Offer period, which expired on June 20, 2016.

Subject to the circumstances described below, the Columbus Senior Notes are non-callable until March 30, 2018 and the Sable Senior Notes are non-callable until August 1, 2018. At any time prior to March 30, 2018, in the case of the Columbus Senior Notes and August 1, 2018, in the case of the Sable Senior Notes, Columbus and

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

Sable may redeem some or all of the applicable notes by paying a “make-whole” premium, which is generally based on the present value of all scheduled interest payments until March 30, 2018 or August 1, 2018 (as applicable) using the discount rate (as specified in the applicable indenture) as of the redemption date, plus 50 basis points, and in the case of the Sable Senior Notes is subject to a minimum 1% of the principal amount outstanding at any redemption date prior to August 1, 2018.

Columbus and Sable (as applicable) may redeem some or all of the Columbus Senior Notes and Sable Senior Notes, respectively, at the following redemption prices (expressed as a percentage of the principal amount) plus accrued and unpaid interest and additional amounts (as specified in the applicable indenture), if any, to the redemption date, as set forth below:

	Redemption price
	Columbus Senior Notes	Sable Senior Notes
12-month period commencing	March 30	August 1
2018	103.688%	105.156%
2019	101.844%	103.438%
2020	100.000%	101.719%
2021 and thereafter	N.A.	100.000%

CWC Credit Facilities

The CWC Credit Facilities are the senior secured credit facilities of certain of our subsidiaries. The details of our borrowings under the CWC Credit Facilities as of March 31, 2016 are summarized in the following table:

CWC Credit Facility	Maturity	Interest rate	Facility amount (in borrowing currency)	Outstanding principal amount	Unused borrowing capacity (a)	Carrying value (b)
			in millions
CWC Term Loan	February 1, 2020	8.75%	$400.0	$400.0	$—	$395.0
CWC Revolving Credit Facility	March 31, 2020	LIBOR + 3.50% (c)	$570.0	180.0	390.0	180.0
CWC Regional Facilities (d)	various dates ranging from 2017 to 2038	3.65% (e)	$443.4	285.2	103.0	285.0

Total				$865.2	$493.0	$860.0

(a)	The amount related to the CWC Revolving Credit Facility represents the maximum availability without regard to covenant compliance calculations or other conditions precedent to borrowing At March 31, 2016, based on the applicable leverage and other financial covenants, which take into account letters of credit issued in connection with the CWSF, $340.7 million of unused borrowing capacity was available to be borrowed under the CWC Credit Facilities.
(b)	Amounts are net of discounts and deferred financing costs, where applicable.
(c)	The CWC Revolving Credit Facility has a fee on unused commitments of 0.5% per year.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

(d)	Represents certain amounts borrowed by CW Panama, BTC and CW Jamaica, each a subsidiary of CWC (collectively, the CWC Regional Facilities).
(e)	Represents a blended weighted average rate for all CWC Regional Facilities.

Maturities of Debt Obligations

The U.S. dollar equivalents of the maturities of our debt, including amounts representing interest payments, as of March 31, 2016 are presented below (in millions):

Year ending March 31:
2017	$316.0
2018	280.0
2019	463.7
2020	818.3
2021	1,428.1
Thereafter	841.0

Total debt maturities	4,147.1
Discounts, net of premiums	(17.5)
Deferred financing costs	(26.4)
Amounts representing interest	(1,074.8)

Total	$3,028.4

Current portion	$82.2

Noncurrent portion	$2,946.2

Subsequent events

For information regarding certain financing transactions completed subsequent to March 31, 2016, see note 29.

(16)	Other Liabilities

The details of our other accrued and current liabilities are set forth as follows:

	March 31,
	2016	2015
	in millions
Accrued and other operating liabilities	$242.8	$274.5
Accrued interest payable	18.4	56.5
Accrued capital expenditures	56.0	76.7
Payroll and employee benefits (note 22)	20.3	20.9
Accrued share-based compensation	6.5	0.6

Total	$344.0	$429.2

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

The details of our other noncurrent liabilities are set forth as follows:

	March 31,
	2016	2015
	in millions
Retirement benefit obligations (note 21)	$185.1	$208.8
Provisions (note 17)	66.6	110.0
Accrued capital expenditures	19.3	12.9
Other accrued noncurrent liabilities	7.9	28.3

Total	$278.9	$360.0

(17)	Provisions

A summary of changes in our provisions for liabilities and charges during the years ended March 31, 2016 and 2015 is set forth in the tables below:

	Restructuring	Network and asset retirement obligations	Legal and other	Total
	in millions
April 1, 2015	$96.9	$51.6	$90.9	$239.4
Additional provisions	7.1	2.0	38.2	47.3
Amounts used	(65.8)	(5.5)	(66.5)	(137.8)
Unused amounts released	(16.8)	—	(5.6)	(22.4)
Effect of discounting	—	2.5	—	2.5
Transfers	1.8	(2.0)	0.2	—
Foreign currency translation adjustments and other	(0.4)	(0.7)	—	(1.1)

March 31, 2016	$22.8	$47.9	$57.2	$127.9

Current portion	$20.6	$0.4	$40.3	$61.3
Noncurrent portion	2.2	47.5	16.9	66.6

	$22.8	$47.9	$57.2	$127.9

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

	Restructuring	Network and asset retirement obligations	Legal and other	Total
	in millions
April 1, 2014	$66.5	$29.9	$86.8	$183.2
Acquisitions	—	—	33.1	33.1
Business disposals	(0.6)	(2.2)	(11.0)	(13.8)
Additional provisions	78.0	21.9	22.0	121.9
Amounts used	(46.8)	(0.2)	(25.5)	(72.5)
Unused amounts released	—	—	(14.4)	(14.4)
Effect of discounting	—	2.8	—	2.8
Foreign currency translation adjustments and other	(0.2)	(0.6)	(0.1)	(0.9)

March 31, 2015	$96.9	$51.6	$90.9	$239.4

Current portion	$62.7	$2.4	$64.3	$129.4
Noncurrent portion	34.2	49.2	26.6	110.0

	$96.9	$51.6	$90.9	$239.4

Our restructuring charges during the year ended March 31, 2016 include employee severance and termination costs related to reorganization and integration activities, primarily associated with the integration of Columbus.

Our network obligations include costs associated with redundant leased network capacity, including break fees in certain network contracts. Cash outflows associated with network obligations are expected to occur over the shorter of the period to exit and the lease contract life.

Our legal and other provisions include amounts relating to specific legal claims against our company and certain employee benefits and sales taxes. The timing of the utilization of the provision is uncertain and is largely outside our control, including matters that are contingent upon litigation. During 2015, we received an unfavorable ruling associated with pre-acquisition legal risks of Columbus and were ordered to pay the majority of the Columbus purchase price hold back, a disputed non-competition payment and other amounts (including costs) of approximately $11.0 million in aggregate, substantially all of which was paid during the year ended March 31, 2016.

(18)	Income Taxes

Through our subsidiaries, we maintain a presence in many countries. Many of these countries maintain highly complex tax regimes that differ significantly from the system of income taxation used in the U.K. We have accounted for the effect of these taxes based on what we believe is reasonably expected to apply to us and our subsidiaries based on tax laws currently in effect and reasonable interpretations of these laws. Because some jurisdictions do not have systems of taxation that are as well established as the system of income taxation used in the U.K. or tax regimes used in other major industrialized countries, it may be difficult to anticipate how other jurisdictions will tax our and our subsidiaries’ current and future operations. The income taxes of CWC and its subsidiaries are presented on a separate return basis for each tax-paying entity or group based on the local tax law.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

The combined details of our current and deferred income tax benefit (expense) that are included in our consolidated statements of operations are as follows:

	Year ended March 31,
	2016	2015
	in millions
Current tax expense	$44.6	$36.4
Deferred tax expense (benefit)	6.9	(4.7)

Total income tax expense	$51.5	$31.7

Income tax expense attributable to our earnings (loss) before income taxes differs from the amounts computed by applying the U.K. tax rate as a result of the following:

	Year ended March 31,
	2016	2015
	in millions
Income tax expense (benefit) at U.K. statutory tax rate (a)	$35.4	$(0.2)
Effect of changes in unrecognized deferred tax assets	46.5	17.0
Adjustments relating to prior years	(33.9)	10.0
Non-deductible or non-taxable interest and other expenses	26.0	8.0
International rate differences (b)	(24.5)	(17.6)
Effect of withholding tax and intra-group dividends	2.0	16.0
Other	—	(1.5)

Total income tax expense	$51.5	$31.7

(a)	The applicable statutory tax rate in the U.K. is 20% and 21% for the years ended March 31, 2016 and 2015, respectively.
(b)	Amounts reflect adjustments (either an increase or a decrease) to “expected” tax benefit (loss) for statutory rates in jurisdictions in which we operate outside of the U.K.

During 2015, the U.K. enacted legislation that will change the corporate income tax rate from the current rate of 20.0% to 19.0% in April 2017 and 18.0% in April 2020. During the third quarter of 2016, the U.K. enacted legislation that will further reduce the corporate income tax rate in April 2020 from 18.0% to 17.0%. Due to our unrecognized deferred tax assets in the U.K., these U.K. statutory rate changes are not expected to significantly impact our deferred income taxes.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

The details of our deferred tax balances at March 31, 2016 and our deferred tax expense for the year ended March 31, 2016 are as follows:

	March 31, 2016		Year ended March 31, 2016
	Deferred tax assets	Deferred tax liabilities	Foreign currency translation adjustments	Recognition in statement of operations
	in millions
Net operating loss and other carryforwards	$17.4	$—	$—	$4.0
Property and equipment	19.6	(154.8)	(1.3)	7.0
Intangible assets	—	(164.5)	(1.2)	(0.2)
Investments	—	(0.5)	—	—
Receivables	4.9	—	—	—
Accrued interest	10.4	—	—	—
Other	49.1	(23.9)	0.5	(3.9)
Net assets with liabilities within same jurisdiction	(65.6)	65.6	—	—

Total	$35.8	$(278.1)	$(2.0)	$6.9

The details of our deferred tax balances at March 31, 2015 and our deferred tax expense for the year ended March 31, 2015 are as follows:

	March 31, 2015		Year ended March 31, 2015
	Deferred tax assets	Deferred tax liabilities	Acquisitions, net of disposals	Foreign currency translation adjustments	Recognition in statement of operations
	in millions
Net operating loss and other carryforwards	$21.4	$—	$(4.0)	$—	$(1.4)
Long-lived assets	22.0	(274.0)	(233.0)	0.8	(5.8)
Other	20.6	(27.4)	(10.4)	0.9	2.5
Net assets with liabilities within same jurisdiction	(8.2)	8.2	—	—	—

Total	$55.8	$(293.2)	$(247.4)	$1.7	$(4.7)

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

Deferred tax assets have not been recognized in respect of the following temporary differences:

	March 31,
	2016	2015
	in millions
Net operating loss and other carryforwards	$7,960.0	$7,339.0
Capital allowances available on noncurrent assets	150.0	70.0
Pensions	186.0	205.0
Other	133.0	156.0

	$8,429.0	$7,770.0

The significant components of our net operating loss and other carryforwards and related tax assets at March 31, 2016 are as follows:

Jurisdiction	Tax loss carryforward	Related tax asset	Expiration date
	in millions
Barbados	$73.3	$12.2	2016 - 2022
Colombia	9.5	3.6	Indefinite
All other countries	6.6	1.6	Various

Total	$89.4	$17.4

We and our subsidiaries file consolidated and standalone income tax returns in various jurisdictions. In the normal course of business, our income tax filings are subject to review by various taxing authorities. In connection with such reviews, disputes could arise with the taxing authorities over the interpretation or application of certain income tax rules related to our business in that tax jurisdiction. Such disputes may result in future tax and interest and penalty assessments by these taxing authorities. The ultimate resolution of tax contingencies will take place upon the earlier of (i) the settlement date with the applicable taxing authorities in either cash or agreement of income tax positions or (ii) the date when the tax authorities are statutorily prohibited from adjusting the company’s tax computations.

(19)	Owners’ Equity

We had 4,475,953,616 fully paid ordinary shares at $0.05 nominal value outstanding as of March 31, 2016 and 2015. In connection with the Liberty Global Transaction, all issued and outstanding CWC shares (including all shares then held in treasury) were cancelled, and CWC became a private, wholly-owned subsidiary of Liberty Global. For additional information, see note 29.

Dividends

During the year ended March 31, 2016, no dividends were declared or paid. On August 7, 2015, we paid the final dividend of $115.6 million (2.67 cents per share) for the year ended March 31, 2015.

In addition, CW Panama and BTC declared and paid dividends in aggregate of $54.0 million and $86.0 million during the years ended March 31, 2016 and 2015, respectively. For additional information, see note 27.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

Foreign currency translation reserve

The foreign currency translation reserve primarily contains exchange rate differences related to the translation of financial statements of our subsidiaries that do not have the U.S. dollar as their functional currency.

Capital and other reserves

Capital and other reserves is composed of the following:

	March 31,
	2016	2015
	in millions
Capital reserve	$986.8	$986.8

Other reserves:
De-merger reserve (a)	2,288.6	2,288.6
Merger relief reserve (b)	1,208.8	1,208.8
Fair value reserve	19.8	19.8
Transactions with noncontrolling interests	(5.3)	(5.3)
Put option arrangements	(775.7)	(775.7)

	2,736.2	2,736.2

Total	$3,723.0	$3,723.0

(a)	Represents reserves created on demerger of the legacy Cable and Wireless Limited business in 2010.
(b)	Represents a reserve related to the statutory relief from recognizing share premium when issuing equity shares in order to acquire the legal entity shares of another company when certain conditions are met. The merger reserve was formed in connection with the Columbus Acquisition on March 31, 2015 when we acquired 100% of the issued share capital of Columbus for consideration that included the issuance of shares.

(20)	Finance Expense and Finance Income

Finance expense is composed of the following:

	Year ended March 31,
	2016	2015
	in millions
Interest expense on third-party debt	$207.9	$74.2
Realized and unrealized losses on derivative instruments (note 8)	78.7	—
Losses on debt extinguishment (note 15)	21.3	36.5
Amortization of deferred financing costs and accretion of discounts (note 14)	14.9	6.4
Other financial expense items	7.8	3.7

Total	$330.6	$120.8

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CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

Finance income is composed of the following:

	Year ended March 31,
	2016	2015
	in millions
Foreign currency transaction gains	$11.4	$40.0
Interest on related-party loans receivable (note 26)	5.0	0.9
Interest on cash and bank deposits	2.5	3.3
Other financial income items	6.3	4.1

Total	$25.2	$48.3

(21)	Employee Benefit Plans

We operate pension plans for our current and former U.K. and overseas employees. These plans include both defined benefit plans, where retirement benefits are based on employees’ remuneration and length of service, and defined contribution plans, where retirement benefits reflect the accumulated value of agreed contributions paid by, and in respect of, employees. Contributions to the defined benefit plans are made in accordance with the recommendations of independent actuaries who value the plans.

Cable & Wireless Superannuation Fund (CWSF)

The CWSF provides defined benefit and defined contribution arrangements for current and former employees of CWC. The CWSF has been closed to new defined benefit members since 1998 and was closed to future accrual of benefits effective from March 31, 2016.

Regulatory framework and governance

U.K. regulations govern (i) the nature of the relationship between CWC and the CWSF Board of Trustees (the Trustees) and (ii) the trustee-administered funds in which the assets of the CWSF are held. Responsibility for the governance of the CWSF, including investment decisions and contribution schedules, lies with the Trustees who must consult with the company on such matters. In accordance with the CWSF’s governing documents, the Trustees must be composed of representatives of the company, plan participants and an independent trustee.

The weighted average duration of the total expected benefit payments from the CWSF is 16 years, and the weighted average duration of the expected uninsured benefit payments from the CWSF is 21 years.

We made contributions of $48.8 million and $51.4 million during the years ended March 31, 2016 and 2015, respectively, to the CWSF.

We are party to a contingent funding agreement (the Contingent Funding Arrangement) with the Trustees, under which the Trustees can call for a letter of credit or cash escrow in certain circumstances, such as a breach of certain financial covenants, the incurrence of secured debt above an agreed level or the failure to maintain available commitments of at least $150 million under the CWC Revolving Credit Facility. Our acquisition of Columbus constituted a “change of control” under the Contingent Funding Arrangement and,

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CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

therefore, the Trustees have the right to drawdown on the £100.0 million ($143.9 million) letters of credit that were put in place in connection with the acquisition of Columbus pursuant to the terms of the Contingent Funding Arrangement. Based on the pending outcome of the triennial actuarial valuation as of March 31, 2016, which is expected to be completed during the second quarter of 2017, our contributions necessary to fund the CWSF by April 2019 are currently expected to range from nil to £23.0 million ($33.1 million) per year during 2017, 2018 and 2019. We are currently in negotiations with the Trustees with respect to the future funding requirements of the CWSF and the outstanding letters of credit with a view to addressing the remaining deficit through future contributions over a period of time similar in structure to prior triennial period contribution schedules. No assurance can be given as to the outcome of such negotiations.

Minimum funding requirement

The deficit recovery funding plan agreed with the Trustees as part of the March 2013 actuarial valuation constitutes a minimum funding requirement. An adjustment to the deficit in the CWSF to account for the minimum funding requirement has been calculated in accordance with IFRIC 14, The Limits on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. The adjustment to the deficit, which is recorded in other comprehensive loss, was $54.3 million and $21.4 million during the years ended March 31, 2016 and 2015, respectively.

Asset-liability matching

The Trustees have purchased a bulk annuity policy pursuant to which the insurer assumed responsibility for the benefits payable to certain of the CWSF’s participants. At March 31, 2016, approximately 63% of the liabilities in the CWSF are matched by the annuity policy asset, which reduces the funding risk for the company.

U.K. unfunded pension arrangements

We operate unfunded defined benefit arrangements in the U.K. that primarily relate to pension provisions for former Directors and other senior employees in respect of their earnings in excess of the previous Inland Revenue salary cap. These arrangements are governed by individual trust deeds. One arrangement incorporates a covenant requiring us to hold security against the value of the liabilities. The security is in the form of U.K. Government Gilts, which are included in other noncurrent assets on our consolidated statements of financial position as available-for-sale financial assets.

The weighted average duration of the expected benefit payments from the unfunded arrangements is 16 years.

Overseas schemes

We operate other defined benefit pension schemes in Jamaica and Barbados, which are governed by local pension laws and regulations. These defined benefit schemes are closed to new entrants and, in Jamaica, existing participants do not accrue any additional benefits.

The Jamaican scheme owns an insurance policy, which matches in full the value of the defined benefit liabilities.

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CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

When defined benefit funds have an IAS 19, Employee Benefits, (IAS 19) surplus, they are recorded at the lower of that surplus and the future economic benefits available in the form of a cash refund or a reduction in future contributions. Any adjustment to the surplus (net of interest), referred to as an asset ceiling adjustment, is recorded in other comprehensive income. During the years ended March 31, 2016 and 2015, we recorded asset ceiling adjustments related to the Jamaican scheme of nil and $26.0 million, respectively. The maximum economic benefit was determined by reference to the reductions in future contributions available to the company.

Based on March 31, 2016 exchange rates and information available as of that date, contributions to the overseas defined benefit pension schemes in 2017 are expected to aggregate $3.0 million.

Merchant Navy Officers Pension Fund

While we have ceased participation in the Merchant Navy Officers Pension Fund (MNOPF), we may be liable for contributions to fund a portion of any funding deficits of the MNOPF that may occur in the future. At March 31, 2016, our scheduled payments to the MNOPF are estimated to be approximately $2.0 million in aggregate through September 2020 relating to past actuarial valuations of the MNOPF. To the extent that there is an actuarially determined funding deficit of the MNOPF in the future, we may be required to fund a portion of such deficit.

IAS 19 Employee Benefits Valuation—CWSF and other schemes

The IAS 19 valuations of our major defined benefit pension schemes have been updated to March 31, 2016 by independent actuaries who prepared the valuation for the CWSF and the U.K. unfunded arrangements and reviewed the IAS 19 valuations prepared for the Jamaica overseas scheme. The IAS 19 valuation of our Barbados overseas scheme was also prepared by independent actuaries.

Our plan assets are composed of the following:

	March 31, 2016		March 31, 2015
	CWSF	Overseas schemes	CWSF	Overseas schemes
	in millions
Annuity policies	$1,100.4	$96.0	$1,235.3	$88.0
Equities—quoted	323.5	45.0	338.4	37.0
Bonds and gilts—quoted	247.0	36.0	237.7	39.0
Property	1.0	42.0	1.0	41.0
Cash and swaps	20.2	22.0	17.6	23.0

Total	$1,692.1	$241.0	$1,830.0	$228.0

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

The primary financial assumptions applied in the valuations and analysis of our schemes’ assets are as follows:

	March 31, 2016			March 31, 2015
	CWSF	U.K. unfunded arrangements	Overseas schemes (a)	CWSF	U.K. unfunded arrangements	Overseas schemes (a)
	%
Significant actuarial assumptions:
RPI inflation rate	2.90	2.90	4.70	2.80	2.80	4.10
Discount rate	3.40	3.40	8.60	3.10	3.10	9.20
Discount rate—CWSF uninsured liability	3.50	—	—	3.20	—	—
Other actuarial assumptions:
CPI inflation rate	1.90	1.90	—	1.80	1.80	—
Salary/wage increase	3.50	—	5.30	3.40	—	5.90
Pension increase (b)	1.8 - 2.9	—	2.7	1.7 - 2.7	—	2.8

(a)	Represents the weighted average of the assumptions used for the respective schemes.
(b)	The rate is primarily associated with the RPI inflation rate before and after expected retirement.

Assumptions used are best estimates from a range of possible actuarial assumptions, which may not necessarily be borne out in practice. The assumptions related to mortality rates for the CWSF and U.K. unfunded plans are based upon the second series of Self-Administered Pension Scheme (SAPS 2) and the actual experience of the plan participants and dependents. In addition, allowance was made for future mortality improvements in line with the 2015 Continuous Mortality Investigation core projections with a long-term rate of improvement of 1.5% per annum. Based on these assumptions, the life expectancies of participants aged 60 are as follows:

	March 31,
	2016	2026	2036
	years
Male participants and dependents	28.9	30.1	31.4
Female participants	28.4	29.7	30.9
Female dependents	31.4	32.6	33.7

Risk

Through our defined benefit pension plans, we are exposed to a number of risks, the most significant of which are detailed below. The net pension liability can be significantly influenced by short-term market factors.

The calculation of the net surplus or deficit of the respective plans depends on factors that are beyond our control, principally (i) the value at the balance sheet date of equity shares in which the respective scheme has invested and (ii) long-term interest rates, which are used to discount future liabilities. The funding of the

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CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

respective schemes is based on long-term trends and assumptions relating to market growth, as advised by qualified actuaries and investment advisors, including:

•	Investment returns: Our net pension assets (liabilities) and contribution requirements are heavily dependent upon the return on the invested assets;

•	Longevity: The cost to the company of the pensions promised to members is dependent upon the expected term of these payments. To the extent that members live longer than expected this will increase the cost of these arrangements; and

•	Inflation rate risk: In the U.K., pension obligations are impacted by inflation and, as such, higher inflation will lead to higher pension liabilities.

The above risks have been mitigated for a large proportion of the CWSF’s and all of the Jamaican scheme’s liabilities through the purchase of insurance policies, the payments from which exactly match the corresponding obligations to employees. Remaining investment risks in the CWSF have also been mitigated to a certain extent by diversification of the return-seeking assets.

In addition, the defined benefit obligations as measured under IAS 19 are linked to yields on AA rated corporate bonds; however, the majority of our arrangements invest in a number of other assets, which generally move in a different manner from these bonds. Accordingly, changes in market conditions may lead to volatility in the net pension liability, actuarial gains or losses in other comprehensive income (loss), and, to a lesser extent, in the IAS 19 pension expense in our consolidated statements of operations.

Sensitivity analysis

The following table summarizes (i) the impact a 0.25% increase or decrease in the applicable actuarial assumed rate would have on the valuation of our pension schemes and (ii) the impact of plan participants living, on average, one year longer or one year less than assumed would have on the valuation of the CWSF:

	Increase	Decrease
	in millions
CWSF and U.K. unfunded arrangements
Discount rate:
Effect on defined benefit obligation	$(69.0)	$69.0
Effect on defined benefit obligation, net of annuity insurance policies	$(36.0)	$36.0
Inflation (and related increases):
Effect on defined benefit obligation	$48.0	$(48.0)
Effect on defined benefit obligation, net of annuity insurance policies	$28.0	$(28.0)
Life expectancy:
Effect on defined benefit obligation	$53.0	$(53.0)
Effect on defined benefit obligation, net of annuity insurance policies	$19.0	$(19.0)
Overseas schemes
Discount rate—effect on defined benefit obligation	$(6.0)	$6.0
Inflation—effect on defined benefit obligation	$1.0	$(1.0)

The sensitivity analysis is based on a standalone change in each assumption while holding all other assumptions constant. As reflected above, the impact on the net pension liability is significantly reduced for the CWSF scheme as a result of the annuity insurance policies we hold.

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CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

The methods used to prepare the sensitivity analysis did not change compared to the prior period.

Using the projected unit credit method for the valuation of liabilities, the current service cost is expected to increase when expressed as a percentage of pensionable payroll as the members of the scheme approach retirement.

Pension plan assets and liabilities

The assets and liabilities of our defined benefit pension schemes are as follows:

	March 31, 2016				March 31, 2015
	CWSF	U.K. unfunded arrangements	Overseas schemes	Total	CWSF	U.K. unfunded arrangements	Overseas schemes	Total
	in millions
Fair value of plan assets	$1,692.1	$—	$241.0	$1,933.1	$1,830.1	$—	$228.0	$2,058.1
Present value of funded obligations	(1,737.3)	—	(219.0)	(1,956.3)	(1,947.2)	—	(185.0)	(2,132.2)
Present value of unfunded obligations	—	(44.0)	—	(44.0)	—	(48.0)	(3.0)	(51.0)
Impact of minimum funding requirement	(91.0)	—	—	(91.0)	(41.0)	—	—	(41.0)
Effect of asset ceiling	—	—	—	—	—	—	(26.0)	(26.0)

Net surplus (deficit) (a)	$(136.2)	$(44.0)	$22.0	$(158.2)	$(158.1)	$(48.0)	$14.0	$(192.1)

Pension plans in deficit	$(136.2)	$(44.0)	$(6.0)	$(186.2)	$(158.1)	$(48.0)	$(3.0)	$(209.1)
Pension plans in surplus	—	—	28.0	28.0	—	—	17.0	17.0

Net surplus (deficit)	$(136.2)	$(44.0)	$22.0	$(158.2)	$(158.1)	$(48.0)	$14.0	$(192.1)

(a)	Totals include $30.0 million and $32.0 million at March 31, 2016 and March 31, 2015, respectively, to cover the cost of pension entitlements for former directors of the company.

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CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

The costs associated with our pension schemes recognized in our consolidated statements of operations are as follows:

	CWSF	U.K. unfunded arrangements	Overseas schemes	Total
	in millions
Year ended March 31, 2015:
Current service cost	$(0.5)	$—	$(2.0)	$(2.5)
Past service cost	(0.1)	—	—	(0.1)
Interest credit (charge) on net assets/liabilities	(5.0)	(1.9)	2.0	(4.9)
Administrative expenses	(1.8)	—	—	(1.8)

Total net charge	$(7.4)	$(1.9)	$—	$(9.3)

Year ended March 31, 2016:
Current service cost	$(0.5)	$—	$(1.0)	$(1.5)
Past service cost	—	—	(16.0)	(16.0)
Interest credit (charge) on net assets/liabilities	(3.8)	(1.5)	1.0	(4.3)
Administrative expenses	(1.6)	—	—	(1.6)

Total net charge	$(5.9)	$(1.5)	$(16.0)	$(23.4)

Changes in our net pension asset (liability), after application of asset limit, are as follows:

	CWSF	U.K. unfunded arrangements	Overseas schemes	Total
	in millions
Balance at April 1, 2014	$(147.9)	$(48.4)	$17.6	$(178.7)
Effect of foreign exchange rate fluctuations	13.3	4.9	(1.1)	17.1
Net credit (expense) recognized in the consolidated statement of operations	(7.4)	(2.0)	0.1	(9.3)
Net expense recognized on the consolidated statement of comprehensive income	(68.1)	(4.4)	(4.6)	(77.1)
Contributions paid by employer	52.0	1.9	2.0	55.9

Balance at March 31, 2015	$(158.1)	$(48.0)	$14.0	$(192.1)

Balance at April 1, 2015	$(158.1)	$(48.0)	$14.0	$(192.1)
Effect of foreign exchange rate fluctuations	5.2	2.3	(1.1)	6.4
Net expense recognized in the consolidated statement of operations	(6.2)	(1.5)	(15.8)	(23.5)
Net credit (expense) recognized on the consolidated statement of comprehensive income	(27.0)	1.4	22.7	(2.9)
Contributions paid by employer	49.9	1.8	2.2	53.9

Balance at March 31, 2016	$(136.2)	$(44.0)	$22.0	$(158.2)

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CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

Changes in the present value of our defined benefit pension obligations are as follows:

	CWSF	U.K. unfunded arrangements	Overseas schemes	Total
	in millions
Balance at April 1, 2014	$(1,942.7)	$(48.4)	$(185.0)	$(2,176.1)
Current service cost	(0.5)	—	(2.0)	(2.5)
Interest expense on pension obligations	(79.6)	(1.9)	(13.0)	(94.5)
Actuarial losses from changes in financial assumptions	(241.2)	—	(11.0)	(252.2)
Actuarial experience gains (losses)	20.9	(4.5)	(2.0)	14.4
Benefits paid	93.6	1.9	20.0	115.5
Foreign exchange translation differences	202.3	5.0	5.0	212.3

Balance at March 31, 2015	$(1,947.2)	$(47.9)	$(188.0)	$(2,183.1)

Balance at April 1, 2015	$(1,947.2)	$(47.9)	$(188.0)	$(2,183.1)
Current service cost	(0.5)	—	(1.0)	(1.5)
Interest expense on pension obligations	(59.5)	(1.5)	(12.0)	(73.0)
Actuarial gains (losses) from changes in financial assumptions	62.5	1.2	(8.0)	55.7
Actuarial experience gains (losses)	22.2	—	(9.0)	13.2
Employee contributions	—	—	(1.0)	(1.0)
Employer disbursements	—	—	5.0	5.0
Past service costs	—	—	(16.0)	(16.0)
Benefits paid	87.5	1.8	6.0	95.3
Foreign exchange translation differences	97.7	2.5	5.0	105.2

Balance at March 31, 2016	$(1,737.3)	$(43.9)	$(219.0)	$(2,000.2)

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CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

Changes in the fair value of defined benefit assets are as follows:

	CWSF	U.K. unfunded arrangements	Overseas schemes	Total
	in millions
Balance at April 1, 2014	$1,817.3	$—	$224.0	$2,041.3
Interest income on plan assets	75.6	—	17.0	92.6
Return on invested plan assets, excluding interest income	68.8	—	(4.0)	64.8
Actuarial gains from changes in financial assumptions on insured asset	114.9	—	11.0	125.9
Actuarial experience gains (losses)	(12.4)	—	4.0	(8.4)
Employer contributions	51.4	1.9	2.0	55.3
Administrative expenses	(1.8)	—	—	(1.8)
Benefits paid	(93.6)	(1.9)	(20.0)	(115.5)
Foreign exchange translation differences	(190.1)	—	(6.0)	(196.1)

Balance at March 31, 2015	$1,830.1	$—	$228.0	$2,058.1

Balance at April 1, 2015	$1,830.1	$—	$228.0	$2,058.1
Interest income on plan assets	57.1	—	16.0	73.1
Return on invested plan assets, excluding interest income	(18.6)	—	12.0	(6.6)
Actuarial losses from changes in financial assumptions on insured asset	(28.2)	—	—	(28.2)
Actuarial experience losses	(12.3)	—	—	(12.3)
Employee contributions	—	—	1.0	1.0
Employer contributions	48.8	1.8	2.0	52.6
Employer disbursements	—	—	(5.0)	(5.0)
Administrative expenses	(1.6)	—	—	(1.6)
Benefits paid	(87.5)	(1.8)	(6.0)	(95.3)
Foreign exchange translation differences	(95.7)	—	(7.0)	(102.7)

Balance at March 31, 2016	$1,692.1	$—	$241.0	$1,933.1

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CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

Changes in the fair value of our minimum funding requirement or asset ceiling are as follows:

	CWSF	U.K. unfunded arrangements	Overseas schemes	Total
	in millions
Balance at April 1, 2014	$(22.5)	$—	$(22.0)	$(44.5)
Interest expense on minimum funding requirement/asset ceiling	(1.0)	—	(2.0)	(3.0)
Change in effect of minimum funding requirement/asset ceiling—losses	(21.4)	—	(3.0)	(24.4)
Foreign exchange translation differences	3.9	—	1.0	4.9

Balance at March 31, 2015	$(41.0)	$—	$(26.0)	$(67.0)

Balance at April 1, 2015	$(41.0)	$—	$(26.0)	$(67.0)
Interest expense on minimum funding requirement/asset ceiling	(1.4)	—	(4.0)	(5.4)
Change in effect of minimum funding requirement/asset ceiling—gains (losses)	(54.3)	—	29.0	(25.3)
Foreign exchange translation differences	5.7	—	1.0	6.7

Balance at March 31, 2016	$(91.0)	$—	$—	$(91.0)

At March 31, 2016, the CWSF has an IAS 19 deficit of $136.2 million, as compared to a deficit of $158.1 million at March 31, 2015.

We have unfunded pension liabilities in the U.K. of $44.0 million and $48.0 million, respectively, at March 31, 2016 and 2015. In addition, the defined benefit schemes in Jamaica and Barbados have a net IAS 19 surplus of $22.0 million and $14.0 million, respectively.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

(22)	Employee and Other Staff Expenses

Our employee and other staff expenses is composed of the following:

	Year ended March 31,
	2016	2015
	in millions
Salaries and wages	$290.6	$276.6
Defined benefit pension plan costs	23.5	16.7
Contract labor and other	19.8	18.7
Share-based payments	14.5	6.7
Social security costs	12.6	13.3
Defined contribution pension plan costs	5.3	6.5
Other costs	2.1	2.2

Total employee and other staff expenses of continuing operations (a)	368.4	340.7
Employee and other staff expenses of discontinued operation	—	4.4

Total	$368.4	$345.1

(a)	Includes restructuring charges of $6.2 million and $77.8 million during the years ended March 31, 2016 and 2015, respectively.

Remuneration for key management is included within employee and other staff expenses. Our key management represents those directors that have the authority and responsibility for managerial decisions affecting the future development and operations of our business. There have been no transactions with the key management personnel of CWC during the years ended March 31, 2016 and 2015, other than remuneration paid for their services, as follows:

	Year ended March 31,
	2016	2015
	in millions
Salaries and other short-term employment benefits	$6.5	$11.9
Post-employment benefits	0.5	0.6

Total directors’ remuneration	7.0	12.5
Share-based compensation	3.5	2.2

Total key management remuneration	$10.5	$14.7

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CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

(23)	Other Operating Expense

Our other operating expense is composed of the following:

	Year ended March 31,
	2016	2015
	in millions
Property and utilities costs	$106.3	$103.7
Consultancy costs	89.8	98.7
Marketing and advertising expenses	67.6	68.0
Integration costs	42.3	12.0
Direct acquisition costs (a)	32.2	54.3
Bad debt and collection expenses	25.2	19.7
License fees, duties, tariffs and other related expenses	23.3	26.6
Information technology costs	14.9	18.6
Travel costs	11.8	10.5
Office expenses	11.3	12.2
Other items	38.0	10.0

Total other operating expense of continuing operations	462.7	434.3
Other operating expense of discontinued operation	—	1.8

Total	$462.7	$436.1

(a)	Costs primarily relate to transaction fees and legal and regulatory advice in connection with the Liberty Global Transaction and Columbus Acquisition, as applicable.

(24)	Other Operating Income

Our other operating income is composed of the following:

	Year ended March 31,
	2016	2015
	in millions
Gains on disposal of property and equipment	$5.6	$—
Share of results of joint ventures and affiliates	(0.6)	12.8
Columbus balancing payment (a)	—	25.1
Other income	0.6	0.2

Total	$5.6	$38.1

(a)	Represents payments received in connection with a strategic alliance with Columbus prior to the Columbus Acquisition.

(25)	Share-based Compensation

Our share-based compensation expense relates to various incentive plans for our directors and key employees. We recognized $14.5 million and $6.7 million of share-based compensation expense during the years

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

ended March 31, 2016 and 2015, respectively, which is included in employee and other staff expenses in our consolidated statements of operations.

On May 16, 2016, there was a change of control due to the Liberty Global Transaction, which resulted in the accelerated vesting of certain of our outstanding awards under our restricted and performance share plans. On May 17, 2016, the outstanding awards were cancelled and replaced with grants of restricted share units under a Liberty Global employee incentive plan.

(26)	Related-party Transactions

Our related-party transactions consist of the following:

	Year ended March 31,
	2016	2015
	in millions
Revenue	$12.8	$2.5
Operating costs	(2.5)	(2.1)

Included in operating income	10.3	0.4
Interest income	5.0	0.9

Included in earnings (loss) from continuing operations	$15.3	$1.3

Revenue. These amounts represent (i) certain transactions with joint ventures and associates that arise in the normal course of business, which include fees for the use of our products and services, network and access charges, and (ii) management fees earned for services we provided to the Carve-out Entities to operate and manage their business under a management services agreement (MSA). The services that we provided to the Carve-out Entities were provided at the direction of, and subject to the ultimate control, direction and oversight of, the Carve-out Entities. For information on our acquisition of the Carve-out Entities subsequent to March 31, 2016, see note 29.

Operating costs. These amounts represent fees associated with the use of joint ventures and associates products and services, network and access charges.

Interest income. Amounts represent interest income on the related-party loans receivable, as further described below.

The following table provides details of our related-party balances:

	March 31,
	2016	2015
	in millions
Assets:
Loans receivable (a)	$86.2	$74.3
Other current assets (b)	20.8	—

Total assets	$107.0	$74.3

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

(a)	Represents loans receivable from New Cayman that bear interest at 8.0% per annum. As further discussed in note 29, we acquired the Carve-out Entities on April 1, 2017, at which time the loans receivable were settled for equity of the Carve-out Entities.
(b)	Represents the net unpaid amount due to us pursuant to ordinary course transactions between us and New Cayman, including fees charged by us to New Cayman under the MSA. These amounts are included in trade and other receivables in our consolidated statements of financial position.

(27)	Noncontrolling Interests

The following tables summarize information relating to our subsidiaries that have significant noncontrolling interests:

	BTC	CW Panama	CW Jamaica	CW Barbados	Other	Total
	in millions, except percentages
Noncontrolling interest percentage	51%	51%	18%	19%	20% - 30%

Statements of financial position data:
March 31, 2016
Current assets	$113.2	$231.3	$53.4	$73.0	$31.4	$502.3
Noncurrent assets	405.1	698.0	257.9	163.8	120.5	1,645.3
Current liabilities	(115.0)	(236.8)	(73.0)	(116.2)	(26.1)	(567.1)
Noncurrent liabilities	(6.2)	(334.0)	(470.7)	(47.2)	(7.8)	(865.9)

Net assets	$397.1	$358.5	$(232.4)	$73.4	$118.0	$714.6

Net assets attributable to noncontrolling interests	$202.5	$182.8	$(41.8)	$13.9	$27.2	$384.6

March 31, 2015
Current assets	$119.8	$211.6	$72.7	$48.4	$28.5	$481.0
Noncurrent assets	364.3	714.6	189.1	137.9	101.8	1,507.7
Current liabilities	(129.4)	(257.7)	(93.6)	(115.3)	(26.1)	(622.1)
Noncurrent liabilities	(5.6)	(310.5)	(443.5)	(38.5)	(4.6)	(802.7)

Net assets	$349.1	$358.0	$(275.3)	$32.5	$99.6	$563.9

Net assets attributable to noncontrolling interests	$178.0	$182.6	$(49.6)	$6.2	$22.3	$339.5

Statements of operations data:
Year ended March 31, 2016:
Revenue	$328.9	$649.1	$199.0	$147.4	$84.7	$1,409.1
Net earning (loss)	$68.0	$86.4	$(0.3)	$45.0	$18.5	$217.6
Earnings (loss) attributable to noncontrolling interests	$34.7	$44.1	$(0.1)	$8.5	$4.9	$92.1
Other comprehensive earnings attributable to NCI	$34.7	$44.1	$7.7	$7.7	$4.9	$99.1
Year ended March 31, 2015:
Revenue	$348.3	$636.1	$190.4	$154.2	$84.9	$1,413.9
Net earning (loss)	$52.8	$108.7	$(66.5)	$(19.7)	$6.9	$82.2
Earnings (loss) attributable to noncontrolling interests	$26.9	$55.4	$(12.0)	$(3.7)	$1.5	$68.1
Other comprehensive earnings (loss) attributable to NCI	$26.9	$55.4	$(10.3)	$(4.0)	$1.4	$69.4

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

	BTC	CW Panama	CW Jamaica	CW Barbados	Other	Total
	in millions, except percentages

Statements of cash flows data:
Year ended March 31, 2016:
Cash flows from operating activities	$72.9	$183.5	$24.9	$41.8	$30.0	$353.1
Cash flows from investing activities	(75.2)	(100.7)	(66.9)	(15.6)	(15.2)	(273.6)
Cash flows from financing activities	(14.6)	(65.0)	39.4	(7.5)	(14.1)	(61.8)
Effect of exchange rate changes on cash	—	—	(0.1)	—	—	(0.1)

Net increase (decrease) in cash and cash equivalents	$(16.9)	$17.8	$(2.7)	$18.7	$0.7	$17.6

Dividends paid to NCI	$(10.0)	$(44.0)	$—	$—	$—	$(54.0)

Year ended March 31, 2015:
Cash flows from operating activities	$106.6	$205.4	$(15.1)	$62.7	$15.7	$375.3
Cash flows from investing activities	(74.2)	(123.8)	(63.1)	(47.1)	(7.3)	(315.5)
Cash flows from financing activities	(45.6)	(83.8)	80.2	(3.9)	(9.4)	(62.5)
Effect of exchange rate changes on cash	—	—	(0.2)	—	—	(0.2)

Net increase (decrease) in cash and cash equivalents	$(13.2)	$(2.2)	$1.8	$11.7	$(1.0)	$(2.9)

Dividends paid to NCI	$(23.0)	$(63.0)	$—	$—	$—	$(86.0)

(28)	Commitments and Contingencies

Commitments

In the normal course of business, we have entered into agreements that commit our company to make cash payments in future periods with respect to network and connectivity commitments, purchases of customer premises equipment, programming contracts, non-cancelable operating leases and other items. In addition, we have significant commitments under (i) derivative instruments and (ii) defined benefit plans and similar agreements, pursuant to which we expect to make payments in future periods. For information regarding our derivative instruments, see note 8. For information regarding our defined benefit plans, see note 21.

Rental expense of our continuing operations under non-cancellable operating lease arrangements amounted to $83.2 million and $39.4 million during the years ended March 31, 2016 and 2015, respectively. It is expected that in the normal course of business, operating leases that expire generally will be renewed or replaced by similar leases.

We have established various defined contribution benefit plans for our and our subsidiaries’ employees. The aggregate expense of our continuing operations for matching contributions under the various defined contribution employee benefit plans was $5.3 million and $6.5 million during the years ended March 31, 2016 and 2015, respectively.

Guarantees and Other Credit Enhancements

In the ordinary course of business, we may provide (i) indemnifications to our lenders, our vendors and certain other parties and (ii) performance and/or financial guarantees to local municipalities, our customers and

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

vendors. Historically, these arrangements have not resulted in our company making any material payments and we do not believe that they will result in material payments in the future. In addition, we have provided indemnifications of (a) up to $300.0 million in respect of any potential tax-related claims related to the disposal of our interests in certain businesses in April 2013 and (b) an unlimited amount of qualifying claims associated with the disposal of another business in May 2014. The first indemnification expires in April 2020 and the second expires in May 2020. We do not expect that either of these arrangements will require us to make material payments to the indemnified parties.

In addition, we are a party to the Contingent Funding Agreement with the Trustees of the CWSF. The Trustees have the right to drawdown on the £100.0 million ($143.9 million) letters of credit that were put in place in connection with the acquisition of Columbus pursuant to the terms of the Contingent Funding Arrangement.

Legal and Regulatory Proceedings and Other Contingencies

COTT claim. In 2015, a claim was filed against a subsidiary of Columbus by the Copyright Music Organization of Trinidad and Tobago (COTT) for damages of copyright infringement related to musical works transmitted by the subsidiary. We have recorded a provision based on our best estimate of the potential liability associated with this claim. While we generally expect that the amounts required to satisfy this contingency will not materially differ from the estimated amount we have accrued, no assurance can be given that the resolution of the COTT claim will not result in a material impact on our results of operations, cash flows or financial position.

Regulatory. The Liberty Global Transaction triggered regulatory approval requirements in certain jurisdictions in which we operate. The regulatory authorities in certain of these jurisdictions, including the Bahamas, Jamaica, Trinidad and Tobago, Seychelles and Cayman Islands, have not completed their review of the Liberty Global Transaction or granted their approval. Such approvals may include binding conditions or requirements that could have an adverse impact on our operations and financial condition.

Other regulatory Issues. Video distribution, broadband internet, fixed-line telephony and mobile businesses are regulated in each of the countries in which we operate. The scope of regulation varies from country to country. Adverse regulatory developments could subject our businesses to a number of risks. Regulation, including conditions imposed on us by competition or other authorities as a requirement to close acquisitions or dispositions, could limit growth, revenue and the number and types of services offered and could lead to increased operating costs and property and equipment additions. In addition, regulation may restrict our operations and subject them to further competitive pressure, including pricing restrictions, interconnect and other access obligations, and restrictions or controls on content, including content provided by third parties. Failure to comply with current or future regulation could expose our businesses to various penalties.

In addition to the foregoing items, we have contingent liabilities related to matters arising in the ordinary course of business, including (i) legal proceedings, (ii) issues involving VAT and wage, property, withholding and other tax issues and (iii) disputes over interconnection, programming, copyright and channel carriage fees. While we generally expect that the amounts required to satisfy these contingencies will not materially differ from any estimated amounts we have accrued, no assurance can be given that the resolution of one or more of these contingencies will not result in a material impact on our results of operations, cash flows or financial position in any given period. Due, in general, to the complexity of the issues involved and, in certain cases, the lack of a clear basis for predicting outcomes, we cannot provide a meaningful range of potential losses or cash outflows that might result from any unfavorable outcomes.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

(29)	Subsequent Events

Financing Transactions

On May 17, 2016, Sable and Coral-US Co-Borrower LLC (Coral-US), a wholly-owned subsidiary of CWC, acceded as borrowers and assumed obligations under the credit agreement dated May 16, 2016 (the CWC Credit Agreement), pursuant to which (i) Coral-US entered into $1,100 million in terms loans (the CWC Term Loans) and (ii) Sable and Coral-US entered into a $570 million revolving credit facility (the New CWC Revolving Credit Facility).

A portion of the proceeds from the CWC Term Loans and amounts drawn under the New CWC Revolving Credit Facility were used to (i) repay amounts outstanding under the then existing revolving credit facility, (ii) redeem certain senior secured notes issued by Sable and (iii) finance the special dividend payable to CWC shareholders in connection with the Liberty Global Transaction, as further described below. In connection with these transactions, we recognized a loss on debt extinguishment of $41.8 million. This loss includes (a) the write-off of $24.3 million of unamortized deferred financing costs and (b) the payment of $17.5 million of redemption premium.

In October 2016, Sable and Coral-US entered into an agreement with additional lenders under the CWC Credit Agreement increasing the aggregate commitments under the New CWC Revolving Credit Facility from $570 million to $625 million. Other than with respect to the increase in aggregate commitments, the terms of the New CWC Revolving Credit Facility were not modified.

In November 2016, Sable and Coral-US entered into a new $300.0 million term loan facility (the Term B-1B Loan Facility) in accordance with the terms of the CWC Credit Agreement. The loan under the Term B-1B Loan Facility constitutes an increase to the existing Term B-1 Loan under (and as defined in) the CWC Credit Agreement. The Term B-1B Loan Facility matures on December 31, 2022 and bears interest at a rate of LIBOR plus 4.75%, subject to a LIBOR floor of 0.75%. The net proceeds from the Term B-1B Loan Facility were used to prepay amounts outstanding under the New CWC Revolving Credit Facility and for general corporate purposes.

On March 17, 2017, CW Panama issued $100.0 million of subordinated debt. The term loan bears interest at 4.5% per annum and matures in March 2021. The proceeds from the term loan were used for general corporate purposes.

Liberty Global Transaction

In connection with the Liberty Global Transaction, CWC was delisted from the London Stock Exchange, all issued and outstanding CWC shares (including all shares then held in treasury) were cancelled and CWC became a private, wholly-owned subsidiary of Liberty Global.

Under the terms of the Liberty Global Transaction, CWC shareholders received, in the aggregate: 31,607,008 Class A Liberty Global ordinary shares, 77,379,774 Class C Liberty Global ordinary shares, 3,648,513 Class A LiLAC ordinary shares and 8,939,316 Class C LiLAC ordinary shares. Further, CWC shareholders received a special dividend in the amount of £0.03 ($0.04 at the transaction date) per CWC share paid pursuant to the scheme of arrangement based on 4,433,222,313 outstanding shares of CWC on May 16, 2016. The special dividend was in lieu of any previously-announced CWC dividend.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

CABLE & WIRELESS COMMUNICATIONS LIMITED

Notes to Consolidated Financial Statements—(Continued)

March 31, 2016 and 2015

Merger

Effective December 30, 2016, CWC, LGE Coral Mergerco B.V. (LGE Coral Mergerco) and LG Coral Mergerco Limited (LG Coral Mergerco), each a subsidiary of Liberty Global, completed a cross-border merger, with LG Coral Mergerco as the surviving entity (the Merger). The Merger was completed in accordance with the laws of England and Wales and the Netherlands. In accordance with the Merger agreement, LG Coral Mergerco issued 44,332 fully-paid shares in consideration for the transfer of the assets and liabilities of CWC and LGE Coral Mergerco. As a result of the Merger, CWC and LGE Coral Mergerco ceased to exist and all of the existing issued share capital of each entity was cancelled. Subsequent to the Merger, LG Coral Mergerco immediately changed its name to Cable & Wireless Communications Limited.

Acquisition

On March 8, 2017, the FCC granted its approval for our acquisition of the Carve-out Entities. Accordingly, on April 1, 2017, subsidiaries of the CWC acquired the Carve-out Entities for an aggregate purchase price of $86.2 million, which represents the amount due under notes receivable that were exchanged for the equity of the Carve-out Entities.

Impairment

In connection with the regulatory approval process to dispose of our investment in TSTT, TSTT management arranged for an independent valuation of their business, which was completed during the quarter ended September 30, 2016. As a result of the valuation, we recorded an impairment charge of $35.1 million that has reduced the carrying value of our investment in TSTT to $93.2 million.

In connection with our impairment review conducted as of October 1, 2016, we impaired the value of goodwill in our Trinidad and Tobago and Networks cash-generating units by $586.7 million and $115.9 million, respectively.

[Intentionally Left Blank]

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS OF CWC

The following discussion and analysis, which should be read in conjunction with CWC’s consolidated financial statements as of and for the fiscal year ended March 31, 2016 and 2015 (the CWC March 31, 2016 Consolidated Financial Statements), is intended to assist in providing an understanding of our results of operations and financial condition and is organized as follows:

•	Overview. This section provides a general description of our business and recent events.

•	Results of Operations. This section provides an analysis of our results of operations for the years ended March 31, 2016 and 2015.

The capitalized terms used below have been defined in the notes to the CWC March 31, 2016 Consolidated Financial Statements. In the following text, the terms “we,” “our,” “our company” and “us” may refer, as the context requires, to CWC or collectively to CWC and its subsidiaries.

Unless otherwise indicated, convenience translations into U.S. dollars are calculated as of March 31, 2016.

Overview

General

Effective May 16, 2016, we became a subsidiary of Liberty Global that provides mobile, broadband internet, fixed-line telephony and video services to residential and business customers and managed services to business and government customers. We primarily operate in the Caribbean and Latin America, providing consumer, B2B and networks services across 18 countries. In addition, we deliver B2B and provide wholesale services over our sub-sea and terrestrial networks that connect over 40 markets across the region. Our primary markets include Panama, Jamaica, the Bahamas, Barbados and Trinidad and Tobago.

Operations

We provide the following services:

•	Mobile. We are the leader in many of the mobile markets in which we operate. Through our newly upgraded network infrastructure we enable customers to enjoy leading, ‘always on’ mobile and mobile data services to make calls, send and/or receive messages, and access the internet.

•	Broadband Internet. Our high-speed broadband internet service is the leader in most of the broadband markets that we serve. We deliver super-fast broadband internet to homes, workplaces and public spaces.

•	Fixed-line Telephony. We are the leading fixed-line telephony service provider in substantially all of the markets in which we operate. Our mobile and fixed-line convergence capability gives us a strategic advantage, enabling us to provide customers with superior network quality experience.

•	Video. We are the leader in many of the video markets in which we operate.

•

Business Solutions. Our business operations service small, medium and international companies and governmental agencies. Within the business community, we target specific industry segments, such as financial institutions, the hospitality sector, healthcare facilities, education institutions and government offices. We offer tailored solutions that combine our standard services with value added features, such as dedicated customer care and enhanced service performance monitoring. Our business products and services include voice, broadband, enterprise-grade connectivity, data center, hosting and managed solutions, as well as IT solutions. We also offer a range of data, voice and internet services to carriers,

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

ISPs and mobile operators. Our extensive fiber optic cable networks allow us to deliver redundant, end-to-end connectivity. It also allows us to provide business customers our services over dedicated fiber lines and local networks; thereby, seamlessly connecting businesses anywhere in the region.

•	Wholesale Solutions. With over 48,000 km of fiber optic cable, and a current capacity of circa 2.0 Tbps (terabytes per second), we are able to carry large volumes of voice and data traffic on behalf of our customers, businesses and carriers. Our networks also allow us to provide point-to-point, clear channel wholesale broadband capacity services, superior switching and routing capabilities and local network services to telecommunications carriers, internet service providers and large corporations.

Results of Operations

General

The Columbus Acquisition impacts the comparability of our results of operations for the years ended March 31, 2016 and 2015. For further information regarding the Columbus Acquisition, see note 6 to the CWC March 31, 2016 Consolidated Financial Statements.

On May 20, 2014, we completed the sale of Monaco Telecom and, accordingly, Monaco Telecom is presented as a discontinued operation in our consolidated statements of operations and cash flows for the year ended March 31, 2015 that are included in the CWC March 31, 2016 Consolidated Financial Statements. In the following discussion and analysis, the results of operations that we present and discuss below are those of our continuing operations, unless otherwise indicated.

Changes in foreign currency exchange rates impact our reported operating results as certain of our subsidiaries have functional currencies other than the U.S. dollar. Our primary exposure to foreign currency translation effects (FX) risk during the year ended March 31, 2016 was to the Jamaican dollar and Trinidad and Tobago dollar as 13.0% and 7.6% of our reported revenue during the period was derived from subsidiaries whose functional currencies are the Jamaican dollar and Trinidad and Tobago dollar, respectively. In addition, our reported operating results are impacted by changes in the exchange rates for the Colombian peso, Seychelles rupee and certain other local currencies in the Caribbean and Latin America. The portions of the changes in the various components of our results of operations that are attributable to changes in FX are highlighted under Results of Operations below. For information concerning our foreign currency risks, see note 5 to the CWC March 31, 2016 Consolidated Financial Statements.

Most of our revenue is subject to VAT or similar revenue-based taxes. Any increases in these taxes could have an adverse impact on our ability to maintain or increase our revenue to the extent that we are unable to pass such tax increases on to our customers. In the case of revenue-based taxes for which we are the ultimate taxpayer, we will also experience increases in our operating expenses and corresponding declines in our operating income.

We pay interconnection fees to other telephony providers when calls or text messages from our subscribers terminate on another network, and we receive similar fees from such providers when calls or text messages from their customers terminate on our networks or networks that we access through other arrangements. The amounts we charge and incur with respect to fixed-line telephony and mobile interconnection fees are subject to regulatory oversight. To the extent that regulatory authorities introduce fixed-line or mobile termination rate changes, we would experience prospective changes in our interconnect revenue and costs. The ultimate impact of any such changes in termination rates on our operating income would be dependent on the call or text messaging patterns that are subject to the changed termination rates.

Revenue

Revenue includes amounts earned from (i) subscribers to our broadband communications and other fixed-line services (collectively referred to herein as “fixed-line subscription revenue”) and mobile services,

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

(ii) broadband connectivity solutions provided to businesses and government institutions and (iii) B2B and wholesale services, interconnect fees, installation fees and late fees.

Variances in the subscription revenue that we receive from our customers are a function of (i) changes in the number of RGUs or mobile subscribers outstanding during the period and (ii) changes in average monthly subscription revenue per average cable RGU (ARPU). Changes in ARPU can be attributable to (a) price increases, (b) changes in bundling or promotional discounts, (c) changes in the tier of services selected, (d) variances in subscriber usage patterns and (e) the overall mix of cable and mobile products within a segment during the period. In the following discussion, we discuss ARPU changes in terms of the net impact of the above factors on the ARPU that is derived from our video, broadband internet, fixed-line telephony and mobile products.

Total revenue. Our consolidated revenue increased $637.0 million during the year ended March 31, 2016, as compared to the corresponding period in 2015. Excluding the effects of the Columbus Acquisition and FX, our consolidated revenue increased $7.9 million or 0.5%.

The details of our revenue are as follows:

	Year ended March 31,		Increase (decrease)		Organic increase (decrease)
	2016	2015	$	%	$	%
	in millions, except percentages
Video	$198.9	$26.4	$172.5	653.4	$5.5	21.0
Broadband internet	305.9	172.0	133.9	77.8	4.1	2.4
Fixed-line telephony	341.5	358.8	(17.3)	(4.8)	(18.8)	(5.2)
Mobile	938.2	929.0	9.2	1.0	10.5	1.1
Other revenue	605.1	266.4	338.7	127.1	6.6	2.5

Total	$2,389.6	$1,752.6	$637.0	36.3	$7.9	0.5

Our consolidated revenue increased $637.0 million or 36.3% during the year ended March 31, 2016, as compared to the corresponding period in 2015. Excluding the effects of the Columbus Acquisition and FX, our revenue increased $7.9 million or 0.5%. This increase includes the following factors:

•	An increase in video subscription revenue, primarily attributable to (i) growth in our DTH subscriber base in Panama and (ii) the launch of video services in the Seychelles during the year ended March 31, 2016;

•	An increase in broadband internet subscription revenue, primarily attributable to (i) higher ARPU, mainly in Jamaica and the Cayman Islands, and (ii) an increase in the average number of broadband subscribers;

•	A decrease in fixed-line telephony subscription revenue, primarily attributable to (i) lower ARPU due to a change in RGU mix from fixed-line telephony to mobile and broadband-based services, such as voice-over-internet-protocol, and (ii) a decrease in the average number of fixed-line telephony subscribers;

•	An increase in mobile subscription revenue, primarily due to the net effect of (i) an increase in the average number of subscribers, mainly in Jamaica, and (ii) the negative impact of rate reductions in the Bahamas in anticipation of the commercial launch of mobile services by a competitor, which occurred during the fourth quarter of 2016; and

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

•	An increase in other revenue, primarily due to increases in managed services revenue from information technology solutions and complex connectivity. Other revenue primarily includes, among other items, managed services and wholesale revenue.

Operating Costs and Expenses

Our consolidated operating costs and expenses increased $226.0 million or 13.4% during the year ended March 31, 2016, as compared to the corresponding period in 2015. This increase includes an increase of $512.6 million attributable to the impact of the Columbus Acquisition. Excluding the effects of this acquisition and FX, our operating costs and expenses decreased $279.7 million or 16.6%. The details of our operating costs and expenses are as follows:

	Year ended March 31,		Increase (decrease)		Organic increase (decrease)
	2016	2015	$	%	$	%
	in millions, except percentages
Employee and other staff expenses (a)	$368.4	$340.7	$27.7	8.1	$(60.1)	(17.6)
Interconnect costs (b)	231.3	208.3	23.0	11.0	(13.4)	(6.3)
Network costs (c)	154.2	133.5	20.7	15.5	(15.6)	(11.6)
Managed services costs (d)	96.2	55.4	40.8	73.6	0.9	1.7
Equipment sales expenses (e)	132.9	143.9	(11.0)	(7.6)	(8.2)	(5.8)
Programming expenses (f)	96.3	19.3	77.0	N.M.	4.8	25.1
Other operating expenses (g)	462.7	434.3	28.4	6.5	(38.3)	(8.8)
Other operating income (h)	(5.6)	(38.1)	32.5	(85.3)	23.1	(62.3)
Depreciation and amortization (i)	441.0	256.6	184.4	71.9	26.7	10.5
Impairment expense (recovery) (j)	(70.3)	127.2	(197.5)	(155.3)	(199.6)	(157.0)

Total	$1,907.1	$1,681.1	$226.0	13.4	$(279.7)	(16.6)

N.M.—Not meaningful.

(a)	The organic decrease in employee and other staff expenses is primarily due to the net effect of (i) lower restructuring costs, (ii) an increase in share-based compensation expense and (iii) higher defined benefit pension plan costs. For additional details regarding our employee and other staff expenses, see note 22 to the CWC March 31, 2016 Consolidated Financial Statements.
(b)	The organic decrease in interconnect costs is primarily attributable to the net effect of (i) lower interconnection rates, (ii) lower fixed-line usage and (iii) an increase in mobile usage, primarily in Jamaica.
(c)	The organic decrease in network costs is primarily due to a $19.9 million reduction in restructuring costs, most of which relates to contract exit costs that were incurred during the year ended March 31, 2015 in connection with the insourcing of certain network-related activities.
(d)	The organic increase in managed services costs is attributable to an increase in project-related activity.
(e)	The organic decrease in equipment sales expenses is primarily attributable to lower mobile handset costs.
(f)	The organic increase in programming expenses is primarily attributable to (i) growth in the number of video subscribers in Panama and (ii) the launch of video services in the Seychelles.
(g)	The organic decrease in other operating costs is primarily attributable to the net effect of (i) higher integration costs, primarily associated with the Columbus Acquisition, (ii) lower direct acquisition costs, primarily associated with the Columbus Acquisition, (iii) lower consultancy costs and marketing and advertising costs, primarily associated with synergies arising from the integration of Columbus and (iv) a net decrease in other general and administrative expenses. For additional details regarding our other operating costs, see note 23 to the CWC March 31, 2016 Consolidated Financial Statements.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

(h)	The organic decrease in other operating income is primarily attributable to (i) a decrease associated with balancing payments to Columbus prior to the Columbus Acquisition and (ii) a decrease in our share of results of joint ventures and associates. For additional details regarding our other operating income, see note 24 to the CWC March 31, 2016 Consolidated Financial Statements.
(i)	The organic increase in depreciation and amortization expense is primarily due to an increase associated with property, equipment and intangible asset additions.
(j)	The details of our impairment expense (recovery) are as follows:

	Year ended March 31,
	2016	2015
	in millions
Impairment recovery	$(74.3)	$—
Impairment expense	4.0	127.2

Total	$(70.3)	$127.2

During the year ended March 31, 2015, certain network assets in the legacy Columbus markets that overlapped with existing CWC markets were impaired based on the expected timing of customer migration to the CWC fiber networks. During the year ended March 31, 2016, the timing of the migration plan was reassessed and extended. Accordingly, the discounted cash flow analysis associated with the 2015 impairment charge was revised to account for a change in the expected useful lives of the underlying assets, which resulted in a $74.3 million impairment recovery during the 2016 period.

Financial income (expense)

Financial income (expense) primarily includes interest expense, interest income, realized and unrealized gains or losses on our derivative instruments and losses on debt extinguishment. As further described below and in note 20 to the CWC March 31, 2016 Consolidated Financial Statements, we recorded total financial expense, net, of $305.4 million and $72.5 million during the years ended March 31, 2016 and 2015, respectively.

Interest expense

Interest expense increased $146.3 million or 173.5% during the year ended March 31, 2016, as compared to the corresponding period in 2015, largely due to higher average outstanding debt balances. The higher average outstanding debt balance is primarily due to the Columbus Senior Notes assumed in connection with the Columbus Acquisition and, to a lesser extent, the issuance of the Sable Senior Notes on August 1, 2015, which were primarily used to repay amounts outstanding under certain then existing terms loans. For additional information regarding our outstanding indebtedness, see note 15 to the CWC March 31, 2016 Consolidated Financial Statements.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Realized and unrealized losses on derivative instruments, net

Our realized and unrealized gains or losses on derivative instruments include (i) unrealized changes in the fair values of our derivative instruments that are non-cash in nature until such time as the derivative contracts are fully or partially settled and (ii) realized gains or losses upon the full or partial settlement of the derivative contracts. The details of our realized and unrealized losses on derivative instruments, net, are as follows:

	Year ended March 31,
	2016	2015
	in millions
Embedded derivatives	$12.6	$—
Accretion of Columbus Put Option	(91.3)	—

Total	$(78.7)	$—

For additional information concerning our derivative instruments, see note 8 to the CWC March 31, 2016 Consolidated Financial Statements.

Foreign currency transaction gains, net

We recognized foreign currency transaction gains, net, of $11.4 million and $40.0 million during the years ended March 31, 2016 and 2015, respectively. These amounts primarily relate to the remeasurement of pension-related items and the CWC Senior Notes, which are denominated in currencies other than the underlying functional currency of the applicable entity. Unrealized foreign currency transaction gains or losses are computed based on period-end exchange rates and are non-cash in nature until such time as the amounts are settled.

Losses on debt extinguishment

We recognized losses of debt extinguishment of $21.3 million and $36.5 million during the years ended March 31, 2016 and 2015, respectively. The loss during 2016 represents the write-off of $21.3 million of unamortized deferred financing costs. The loss during 2015 includes (i) backstop fees of $21.7 million and (ii) the write-off of $14.8 million of unamortized deferred financing costs.

Interest income

We recognized interest income of $13.8 million and $4.3 million during the years ended March 31, 2016 and 2015, respectively. These amounts primarily relate to interest on our loans receivable and cash and cash equivalents.

Income tax expense

We recognized income tax expense of $51.5 million and $31.7 million during the years ended March 31, 2016 and 2015, respectively.

The income tax expense during 2016 differs from the expected income tax expense of $35.4 million (based on the U.K. income tax rate of 20.0%), primarily due to the net negative impact of (i) changes in unrecognized deferred tax assets and (ii) certain permanent differences between the financial and tax accounting treatment of interest and other items. The net negative impact of these items was partially offset by the positive impact of (a) changes in adjustments related to prior periods and (b) statutory tax rates in certain jurisdictions in which we operate that are different than the U.K. statutory income tax rate.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

The income tax expense during 2015 differs from the expected income tax benefit of $0.2 million (based on the U.K. income tax rate of 21.0%), primarily due to the net negative impact of (i) changes in unrecognized deferred tax assets, (ii) the tax effect of withholding tax and intra-group dividends, (iii) changes in adjustments related to prior periods and (iv) certain permanent differences between the financial and tax accounting treatment of interest and other items. The net negative impact of these items was partially offset by the positive impact of statutory tax rates in certain jurisdictions in which we operate that are different than the U.K. statutory income tax rate.

For additional information regarding our income taxes, see note 18 to the CWC March 31, 2016 Consolidated Financial Statements.

Earnings (loss) from continuing operations

We reported earnings (loss) from continuing operations of $125.6 million and ($32.7 million) during the years ended March 31, 2016 and 2015, respectively.

Discontinued operations

Our earnings from discontinued operations, net of taxes, of $8.2 million during the year ended March 31, 2015 relates to the operations of CMC. In addition, we recognized an after-tax gain on the disposal of CMC of $346.0 million during 2015. For additional information, see note 7 to the CWC March 31, 2016 Consolidated Financial Statements.

Net earnings attributable to noncontrolling interests

We reported earnings attributable to noncontrolling interests of $92.1 million and $68.1 million during the years ended March 31, 2016 and 2015, respectively. Profit or loss attributable to noncontrolling interests includes the noncontrolling interests’ share of the results of our operations, primarily in the Bahamas, Panama, Jamaica and Barbados.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Liberty Global expects to incur approximately $[●] million in transaction-related fees and costs in connection with the Split-Off, which will be borne by Splitco. Additional unanticipated costs may be incurred with the operation of Splitco as a stand-alone company. The following table sets forth the costs and expenses payable by Liberty Global on our behalf in connection with the transaction being registered. All amounts are estimates except the registration fee.

Registration fee	$	[●]
Printing and engraving expenses	$	[●]
Legal fees and expenses	$	[●]
Accounting fees and expenses		$750,000
Miscellaneous	$	[●]

TOTAL	$	[●]

Item 14. Indemnification of Directors and Officers

Section 98 of the Bermuda Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to Section 281 of the Bermuda Companies Act.

We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Bermuda Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We intend to purchase and maintain a directors’ and officers’ liability policy for such a purpose.

Item 15. Recent Sales of Unregistered Securities.

None.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits. The following documents are filed as exhibits hereto.

Exhibit Number	Exhibit Description

2.1	Form of Reorganization Agreement by and between Liberty Global plc and the Registrant.*

3.1	Form of Memorandum of Association of the Registrant to be in effect at the time of the Split-Off.*

3.2	Form of Bye-laws of the Registrant to be in effect at the time of the Split-Off.*

4.1	Specimen Certificate for shares of Class A common shares, par value $.01 per share, of the Registrant.*

4.2	Specimen Certificate for shares of Class B common shares, par value $.01 per share, of the Registrant.*

4.3	Specimen Certificate for shares of Class C common shares, par value $.01 per share, of the Registrant.*

4.4	Indenture dated August 5, 2015, among Sable International Finance Limited as Issuer, each of the Guarantors a party thereto, Deutsche Bank Trust Company Americas as Trustee, Principal Paying Agent, Registrar and Transfer Agent and Deutsche Bank Luxembourg, S.A. as Luxembourg Paying Agent and (Regulation S) Transfer Agent (incorporated by reference to Exhibit 4.3 to the Liberty Global’s Current Report on Form 8-K filed May 20, 2016 (File No. 001-35961) (the May 2016 8-K)).

4.5	First Supplemental Indenture dated November 23, 2015 among Sable International Finance Limited as Issuer, each of the Guarantors a party thereto, and Deutsche Bank Trust Company Americas as Trustee, Principal Paying Agent, Registrar and Transfer Agent (incorporated by reference to Exhibit 4.4 to the May 2016 8-K).

4.6	Indenture dated January 24, 2014, between VTR Finance B.V., The Bank of New York Mellon, London Branch, as Trustee and Security Agent, and The Bank of New York Mellon as Paying Agent, Registrar and Transfer Agent (incorporated by reference to Exhibit 4.1 to Liberty Global’s Current Report on Form 8-K filed January 24, 2014 (File No. 001-35961)).

4.7	Additional Facility Joinder Agreement dated May 23, 2017 and entered into between, among others, Sable International Finance Limited, Coral-US Co-Borrower LLC and The Bank of Novia Scotia as Administrative Agent and Security Trustee (incorporated by reference to Exhibit 4.1 to Liberty Global’s Current Report on Form 8-K filed June 2, 2017 (File No. 001-35961) (the June 2017 8-K)).

4.8	Refinancing Amendment Agreement dated as of May 23, 2017 and entered into between, among others, Sable International Finance Limited, Coral-US Co-Borrower LLC and The Bank of Nova Scotia as Security Trustee, Administrative Agent, Swing Line Lender and L/C Issuer and the Revolving Consenting Lenders (as defined therein) (incorporated by reference to Exhibit 4.2 to the June 2017 8-K).

4.9	Amendment and Restatement Agreement dated as of May 23, 2017 and entered into between, among others, Sable International Finance Limited, Coral-US Co-Borrower LLC and The Bank of Nova Scotia as Security Trustee, Administrative Agent, Swing Line Lender and L/C Issuer (incorporated by reference to Exhibit 4.3 to the June 2017 8-K).

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Exhibit Number	Exhibit Description

4.10	Joinder Agreement dated July 24, 2017 and entered into between, among others, Sable International Finance Limited, Coral-US Co-Borrower LLC and The Bank of Nova Scotia (incorporated by reference to Exhibit 4.1 to Liberty Global’s Current Report on Form 8-K filed July 28, 2017 (File No. 001-35961)).

4.11	Indenture dated August 16, 2017, among C&W Senior Financing Designated Activity Company as Issuer, The Bank of New York Mellon, London Branch, as Trustee, Principal Paying Agent and Security Trustee and The Bank of New York Mellon as Paying Agent, Transfer Agent and Registrar in New York (incorporated by reference to Exhibit 4.1 to the Liberty Global’s Current Report on Form 8-K filed August 16, 2017 (File No. 001-35961)).

5.1	Opinion of Conyers Dill & Pearman Limited as to the legality of the securities being registered.*

8.1	Opinion of Shearman & Sterling LLP regarding certain tax matters.*

10.1	Form of Liberty Latin America Ltd. 2017 Incentive Plan.*

10.2	Form of Liberty Latin America Ltd. 2017 Nonemployee Director Incentive Plan.*

10.3	Form of Liberty Latin America Ltd. Transitional Share Adjustment Plan.*

10.4	Form of Tax Sharing Agreement by and between the Registrant and Liberty Global plc.*

10.5	Form of Services Agreement by and between the Registrant and Liberty Global plc.*

10.6	Form of Facilities Sharing Agreement by and among the Registrant and Liberty Global plc.*

10.7	Form of Indemnification Agreement by and between the Registrant and its executive officers/directors.*

10.8	Credit Agreement dated May 16, 2016, among LGE Coral Holdco Limited, Sable International Finance Limited, Coral-US Co-Borrower LLC, The Bank of Nova Scotia as Administrative Agent, L/C Issuer and Swing Line Lender and First Caribbean International Bank (Bahamas) Limited, BNP Paribas Fortis SA/NV and Royal Bank of Canada as Alternative L/C Issuers (incorporated by reference to Exhibit 4.1 to the May 2016 8-K).

10.9	Joinder Agreement dated October 7, 2016, among Sable International Finance Limited and Coral-US Co-Borrower LLC as Borrowers, the other Guarantors party thereto, The Bank of Nova Scotia as Administrative Agent and Security Trustee, and the financial institutions party thereto as Revolving Credit Lenders (incorporated by reference to Exhibit 4.1 to Liberty Global’s Current Report on Form 8-K filed October 13, 2016 (File No. 001-35961)).

10.10	Joinder Agreement dated November 18, 2016, among Sable International Finance Limited and Coral US Co-Borrower LLC as Borrowers, the other Guarantors party thereto, The Bank of Nova Scotia, as Administrative Agent and Security Trustee, and the financial institutions party thereto as Additional Term B-1B Facility Lenders (as defined therein) under the Coral Credit Agreement (incorporated by reference to Exhibit 4.1 to Liberty Global’s Current Report on Form 8-K filed November 23, 2016 (File No. 001-35961)).

10.11	Amended and Restated First Lien Credit Agreement dated as of July 7, 2014, among Liberty Puerto Rico, the Guarantors party thereto from time to time, The Bank of Nova Scotia, as Administrative Agent, each lender from time to time party thereto and Scotiabank de Puerto Rico as L/C Issuer and Swing Line Lender (incorporated by reference to Exhibit 4.1 to Liberty Global’s Current Report on Form 8-K filed July 2, 2015 (File No. 001-35961) (the July 2015 8-K)).

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Exhibit Number	Exhibit Description

10.12	Amended and Restated Second Lien Credit Agreement dated as of July 7, 2014, among Liberty Puerto Rico, the Guarantors party thereto from time to time, The Bank of Nova Scotia as Administrative Agent, and each lender from time to time party thereto (incorporated by reference to Exhibit 4.2 to the July 2015 8-K).

10.13	Additional Term B-1 Facility Joinder Agreement dated as of June 1, 2015, among Liberty Puerto Rico, The Bank of Nova Scotia as Administrative Agent and Collateral Agent and the Additional Term B-1 Facility Lenders party thereto (incorporated by reference to Exhibit 4.3 to the July 2015 8-K).

10.14	Additional Term B-2 Facility Joinder Agreement dated as of June 1, 2015, among Liberty Puerto Rico, The Bank of Nova Scotia as Administrative Agent and Collateral Agent and the Additional Term B-2 Facility Lenders party thereto (incorporated by reference to Exhibit 4.4 to the July 2015 8-K).

21.1	List of Subsidiaries.*

23.1	Consent of KPMG LLP (U.S.)*

23.2	Consent of KPMG Auditores Consultores Ltda*

23.3	Consent of KPMG LLP (U.K.)*

23.4	Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.1)*

23.5	Consent of Shearman & Sterling LLP (included in Exhibit 8.1)*

24.1	Power of Attorney (begins on page II-8)

*	To be filed by amendment

(b) Financial Statement Schedules.

(b)(1) Financial Statements

Included in this Splitco Registration Statement:

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

Combined Statements of Cash Flows for the Years ended December 31, 2016, 2015 and 2014	F-49
Notes to Combined Financial Statements	F-50

LatAm Group Unaudited Condensed Pro Forma Combined Statement of Operations for the Year ended December 31, 2016	F-110
(b)(2) Financial Statement Schedules
(i) Schedule II—Valuation and Qualifying Accounts	II-9

(ii) Separate financial statements for Cable & Wireless Communications Limited (CWC):

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;
(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of                 , state of                 , on                 , 2017.

LIBERTY LATIN AMERICA LTD.

By:
Name:
Title:

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Bryan H. Hall, [●] or [●] his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on the date indicated.

Signature	Title	Date

Chief Executive Officer (Principal Executive Officer) and Director

Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Director

Confidential Treatment Requested by Liberty Latin America Ltd. pursuant to Rule 83

THE LATAM GROUP

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

	Allowance for doubtful accounts — Trade receivables
	Balance at beginning of period	Additions to costs and expenses	Acquisitions	Deductions or write-offs	Foreign currency translation adjustments	Balance at end of period
	in millions
Year ended December 31:
2014	$32.4	23.2	—	(21.3)	(3.8)	$30.5
2015	$30.5	24.0	0.7	(20.4)	(3.9)	$30.9
2016	$30.9	46.9	82.7	(45.1)	0.7	$116.1